Exhibit 99.1

21 September 2004

James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited

The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	4th Floor, Atrium, Unit 04-07 Strawinskylaan 3077 1077 ZX Amsterdam, The Netherlands Or Level 3, 22 Pitt Street Sydney NSW 2000

Telephone: 31-20-301 2980 Fax: 31-20-404 2544 Or Telephone: +61 2 8274 5246 Fax: +61 2 8274 5218

Dear Sir,

Request to Lift Trading Halt

Attached is the NSW Government Special Commission of Inquiry report into the Medical Research and Compensation Foundation (the Report).

The company is informed that the Report will also be accessible from The Cabinet Office’s website (www.cabinet.nsw.gov.au) and that a link will be provided on the NSW Government web page (www.nsw.gov.au).

As the Report is now publicly available, we request the trading halt on all securities of James Hardie to be lifted immediately.

Yours faithfully

/s/ W. (Pim) Vlot

James Hardie Industries NV
By: W. (Pim) Vlot
As: Company Secretary

REPORT

OF THE

SPECIAL COMMISSION OF INQUIRY

INTO THE

MEDICAL RESEARCH AND

COMPENSATION FOUNDATION

D.F. JACKSON Q.C.

Commissioner

September 2004

CONTENTS

VOLUME 1

Preface		xi
List of Abbreviations and Acronyms		xii
Relevant Persons Referred to in the Evidence		xiv
INTRODUCTION		1
A.	Appointment and Terms of Reference	1
B.	Conduct of the Inquiry	2
C.	Conclusions on Terms of Reference	2
D.	Arrangement of the Report	2
E.	Publication of the Report	3
PART 1 – INTRODUCTORY MATTERS		5
Chapter 1 - Principal Conclusions		7
A.	Term of Reference 1	7
B.	Term of Reference 2	8
C.	Term of Reference 3	14
D.	Term of Reference 4	16
Chapter 2 – Background To The Inquiry		17
A.	Asbestos and the James Hardie Group	17
	Asbestos: Uses and Consequences	17
	The James Hardie Group: “JHIL”, “Coy” and “Jsekarb”	17
B.	Separating the asbestos liabilities from the “core businesses”	18
C.	The first actuarial assessments	19
D.	Coy disposes of its business. The 1998 IPO	21
	Introduction	21
	Sale of core technology and other businesses	22
	1995–96 and 1996–97 dividends	22
	Transfer of other Coy assets	23
	JHA and the IPO	23

i

E.	2000: Movement towards the Foundation	24
	Introduction	24
	The 2000 Trowbridge Report	24
	February 2001 Trowbridge Report	26
	Additional funding	27
F.	Establishing the Foundation	28
	Announcement of the separation	29
G.	The increase in the asbestos liabilities	30
H.	Foundation’s actual outgoings	31
I.	The move to the Netherlands: JHI NV replaces JHIL	32
	Introduction	32
	The scheme of arrangement	32
	The proceedings in the Supreme Court of New South Wales	34
	Matters not drawn to Justice Santow’s attention	34
J.	The attempts to resolve matters between the Foundation and JHI NV/JHIL	35
K.	Deed of Rectification	37
L.	The Inquiry	37
PART 2 – TERM OF REFERENCE 1		39
Chapter 3 – The Foundation’s Present Financial Position		41
A.	Issues	41
B.	Amaca and Amaba’s assets	41
C.	Insurance recoveries	44
	Background	44
	Recoveries going forward	48
	HIH Claims Support Scheme	51
	Commutation of Existing Insurance Policies	52
	QBE Commutation in June 2000	54
D.	Extent of the asbestos-related liabilities	54
	Make no finding?	54
	Central estimate	54
	Qualifications concerning central estimate	56
	How much would be necessary for a closed fund?	60
E.	Life of the Fund	62
F.	Additional assets	64

PART 3 – TERM OF REFERENCE 3		65
Chapter 4 – Introduction		67
Chapter 5 – 1995: Disposal Of Coy’s Research and Development Interests; Sale Of Controlled Entities		69
A.	Research and development interests	69
B.	Sale of Controlled Entities	72
C.	Conclusion on 1995 transaction	72
Chapter 6 – Dividends And Management Fees		73
A.	Introduction	73
B.	Financial position of Coy 1995–1998	75
	Profitability	75
	Net assets	77
	Amounts paid for asbestos claims and associated legal costs	77
	Quantum of Coy’s present and future asbestos liabilities	77
	Conclusion	78
C.	Payment of the 1996 and 1997 dividends	79
D.	Management fees 1995–1998	84
E.	Directors of Coy	94
F.	Duty to act in good faith the best interests of the company as a whole	98
	Breach of directors’ duties	100
	Recovery of 1996 and 1997 dividends for mistake	103
Chapter 7 – Transfer Of Coy’s Operating Assets and Core Business in 1998		105
A.	Summary of the Sales	105
B.	Grant Samuel Valuation Methodology	108
C.	Possible Bases for Attack on Price Adopted	111
D.	Amount paid for Coy’s net assets	111
E.	Amount paid for Coy’s goodwill	112
Chapter 8 – Leases And Rental Valuations		121
A.	Summary of the properties, leases, and rental valuations	121
B.	Accuracy of the rental valuations	123

C.	Conclusion	125
Chapter 9 – Other Matters		127
A.	The effect of the dealings 1995-2001	127
B.	Purposes of the 1998 transactions	127
C.	Breach of directors’ duties – a further comment	130
PART 4 - TERM OF REFERENCE 2		131
Chapter 10 – Introduction to Part 4		133
Chapter 11 – The Move Towards A Trust		137
A.	Introduction	137
B.	Early 2000: Separation proposals and the JHIL Board, Project Green	137
C.	The course of Project Green: February to June 2000	142
D.	November 2000 JHIL Board Meeting	156
E.	Trust Structure Revived	159
Chapter 12 – Legal and Practical Aspects of Establishing The Trust		163
A.	Legal Aspects	163
B.	The Practicalities	167
Chapter 13 – The 17 January 2001 Board Meeting		171
Chapter 14 – The 15 February 2001 JHIL Board Meeting		177
A.	Events prior to the Board Meeting	177
B.	The Board Papers	179
C.	The Meeting	190
D.	Board Resolutions	199
Chapter 15 – The 1996, 1998 and 2000 Trowbridge Reports		201
A.	Introduction	201
B.	First attempt at assessment	202
C.	1996 Trowbridge Report	202
D.	1998 Trowbridge Report	204
E.	2000 Trowbridge Report	205
	Request for the Report	205

	Reasons for the Report	206
	Additional Information Provided to Trowbridge	208
	Initial Estimate and Reaction	208
	Drafting Process	211
	Structure of the Report	214
	Methodology	216
	Key Assumptions and Conclusions	220
	Qualifications	221
	Mr Shafron’s approach to the 2000 Trowbridge Report	222
	Accuracy of the Trowbridge Estimate	225
	The 2000 Trowbridge Report and Public Relations	227
	Use of the Report for Insurance Purposes	230
	Tillinghast	232
	Continuous Disclosure Requirements	236
	The new Study	238
Chapter 16 – Watson and Hurst		239
A.	Background	239
B.	Structure of the Presentation	239
C.	Watson and Hurst’s Data	241
D.	Trowbridge – JHIL discussions concerning Watson and Hurst	241
Chapter 17 – Operating Plan Review		245
A.	JHIL’s Business Plans	245
B.	December 2000 Operating Plan Review	245
C.	Additional information in the Operating Plan Review	246
D.	13 December 2000 Conference concerning the Operating Plan Review	247
Chapter 18 – February 2001 Trowbridge Report		251
A.	Two Reports	251
B.	Content of the Report	252
C.	Methodology	253
D.	The results and their significance	255
E.	Comparison of the Trowbridge Reports 1996–2003	256

v

Chapter 19 – The “Twelfth Cash Flow Model”		263
A.	Structure of the Model	263
B.	The key assumptions underlying the Model	269
C.	Reliance on Trowbridge	270
D.	Use of the 11.7 per cent per annum earnings rate for a period of 51 years	271
E.	Expert review of the Twelfth Cash Flow Model	283
F.	Discussion at February Board meeting	298
G.	Concluding matters	301
Chapter 20 – Incoming Directors		303
A.	Legal Duty	303
B.	The information provided to and the conduct of the incoming directors prior to creation of the Foundation	304
C.	15 January 2001 Meeting	306
D.	Communications between Mr Gill and Mr Attrill	309
E.	13 February 2001 Meeting	310
F.	15 February 2001	311
G.	Specific issues regarding the information provided to and the conduct of the incoming Directors prior to the creation of the Foundation	313
H.	Significance placed on the level of funding	318
I.	Independence of the incoming directors	320
J.	Time pressure	321
K.	Should the incoming directors have done more?	322
L.	Anticipated shortfall in the Foundation’s funding	323
M.	Conduct of Mr Bancroft	324
Chapter 21 – Deed of Covenant and Indemnity of 15 February 2001		329
A.	Introduction	329
B.	Origin of the Deed of Covenant and Indemnity	331
C.	Consideration by outgoing directors and their legal advisor	336
D.	Conduct of Mr Morley and Mr Donald Cameron	339
E.	Consideration by incoming directors and their legal advisor	343
F.	The Put Option	347
G.	A concluding observation	349
Chapter 22 – JHIL Media Release of 16 February 2001		351

A.	The Media Release	351
B.	Meaning of the Media Release	354
C.	Public relations over substance	358
D.	Corporations Law Questions	359
E.	Corporations Law, Section 995	360
F.	Corporations Law, Sections 999 and 1309 : A Preliminary Question	361
G.	Corporations Law, Section 1309	365
H.	Corporations Law, Section 999	369
I.	Evidence in Relation to s 999 and s 1309 Matters	370
J.	Conclusions	372
Chapter 23 –Trowbridge’s Conduct		373
A.	Negligence in the preparation of the February 2001 Report	373
	Nil Claims	373
	Superimposed Inflation	374
	Choice of Berry-Medium	376
	Claim Numbers	377
B.	Use of the February 2001 Report	378
	Currency of Data	378
C.	Possible Causes of Action	387
Chapter 24 – Was JHIL Responsible for Deficiencies in the Actuarial Advice?		391
A.	Introduction	391
B.	Omission of Current Data	391
C.	15 February 2001	396
D.	JHIL February Board Meeting	398
E.	Shafron/Robb email	399
F.	23 April 2001	400
G.	9 November 2001	401
H.	March 2002	402
I.	October 2003	402
J.	Views	405
K.	The Purpose of the Report	406
L.	Best Estimate	410
M.	The perceived limits of the Trowbridge reports	413
N.	A specific deficiency: mesothelioma claims had not levelled	414

O.	The current data disclosed a deterioration	415
P.	Consequences	419
Chapter 25 – The 2001 Scheme Of Arrangement		421
A.	Introduction	421
B.	Relevant statutory provisions	426
C.	Proceedings in the Supreme Court of New South Wales	428
D.	Matters not referred to in the proceedings	434
E.	Duties of disclosure	434
F.	Foundation funding concerns and the 24 September 2001 letter	437
G.	The put option	442
H.	The possible cancellation of the partly paid shares	444
I.	Conclusions	456
Chapter 26 – Discontent Following Separation		459
A.	The Foundation’s funds appear inadequate	459
B.	Funding Shortfall – The Revelation by Trowbridge	471
Chapter 27 - Separation of ABN 60 and the Cancellation of the Partly Paid Shares		489
A.	Cancellation of the Partly Paid Shares	489
B	The Establishment of the ABN 60 Foundation	518
Chapter 28 - The Deed of Covenant, Indemnity and Access of 31 March 2003 and the Deed of Rectification of 3 February 2004		529
A.	Introduction	529
B.	Terms of the Deed of Covenant, Indemnity and Access	530
C.	Terms of the Deed of Rectification	533
D.	Basis for rectifying the Deed of Covenant, Access and Indemnity	535
E.	Possible Causes of Action	540
	Conduct of Mr Cameron and Mr Macphillamy	540
	Conduct of Mr Stevenson	542
	Possible Causes of Action Against JHI NV	544
Chapter 29 – Some Concluding Observations		545

PART 5 - TERM OF REFERENCE 4		549
Chapter 30 – The Future		551
A.	Introduction	551
B.	Adequacy of Current Arrangements	551
C.	Proposals for Reform	553
	Background	553
	The essential feature	555
D.	The JHI NV Proposal	557
E.	Views on the JHI NV proposal	561
F.	The Foundation Proposal	568
G.	A Special Prosecutor: The UASG Proposal	569
H.	Limitation Periods Reform	571
I.	Reform of the Law Concerning the Corporate Veil	571
J.	Chapter 11 Procedures	573
K.	Under-Capitalisation	575
L.	Views overall	575

VOLUME 2

Annexures

A.	Letters Patent of 27 February 2004 and 30 June 2004	1
B.	Conduct of the Inquiry	7
C.	The Inquiry’s Personnel	15
D.	List of Witnesses	19
E.	List of Exhibits	27
F.	List of Submissions	53
G.	Non-Publication Directions	59
H.	Counsel Assisting’s Issues Paper	65
I.	The James Hardie Companies	103
J.	Asbestos and James Hardie	113
K.	Project Green Board Paper for 15 February 2001 James Hardie Industries Limited Meeting of Board of Directors	127
L.	Minutes of 15 February 2001 Meeting of Board of Directors of James Hardie Industries Limited	205
M.	Twelfth Cash Flow Model	215
N.	Watson and Hurst Presentation - 29 November 2000	221
O.	Deed of Covenant and Indemnity of 15 February 2001	251
P1.	Draft Letter dated 13 February 2001 from Trowbridge Consulting to Mr Roy Williams, Allen Allen & Hemsley; Subject - James Hardie Industries - Asbestos Litigation	285
P2.	Letter from Trowbridge Consulting dated 13 February 2001 from Trowbridge Consulting to Mr Roy Williams; subject : Use of our advice about asbestos-related claims	303
Q.	Draft internal memorandum dated 9 November 2001 from Mr Shafron to Mr Macdonald; subject : Foundation (The draft memorandum deals with the letter dated 24 September 2000 from Sir Lew Edwards to Mr Macdonald)	321
R.	Media Releases	329
S.	Draft Index and Notes for an Interim Scheme of Arrangement	407
T.	The Concept of Limited Liability - Existing Law and Rationale	413

x

PREFACE

     The Report which follows is in response to Letters Patent issued to me on 12 February 2004 under the Special Commission of Inquiry Act 1983.

     The subject matter of the Inquiry attracted a great deal of public attention. Many members of the public attended. Much of the evidence was reported on by media representatives who followed the course of the Inquiry. Many of the issues were the subject of public discussion.

     The range of matters involved was such that it was necessary to hear oral evidence for many days and to receive voluminous quantities of documentary evidence, and oral and written submissions.

     It would not have been possible to conduct the Inquiry effectively without the assistance of others. I have been fortunate to have as Senior Counsel Assisting Mr John Sheahan SC, whose intelligent, rigorous and fearless dedication to the task has been of the highest order. I thank too his junior counsel, initially Robert Kelly and later in addition Dominique Hogan-Doran and Matthew Darke, and the Solicitor Assisting the Inquiry, Mimi Barbaro, for the skilled and dedicated work they performed, often for long hours.

     The Inquiry proceeded at a rapid pace. To do that effectively required an administrative head of considerable skill and expertise. I was fortunate to have Margaret Lennan to perform that task. She was able to ensure that the Inquiry proceeded expeditiously and economically. I thank her and her deputy Anthony Tarleton. Mr Michael Armitage of the Premier’s Department was of great assistance also in ensuring that arrangements proceeded smoothly.

     Finally I would like to thank my secretary Karen Bassant and my assistant Sally Sanders for their cheerful assistance.

21 September 2004.	D.F. Jackson QC

Abbreviations and Acronyms

ABN 60 Foundation	The foundation established on the separation of ABN 60 from the JHI NV. Also referred to as Foundation II.

Allens	Allen Allen & Hemsley (up to 1 July 2001) Allens Arthur Robinson (post 1 July 2001)

Amaba / Jsekarb	Jsekarb Pty Limited (up to 23 February 2001) Amaba Pty Limited (post 23 February 2001)

Amaca / Coy / JH & Coy Pty Ltd	James Hardie & Coy Pty Limited (up to 23 February 2001) Amaca Pty Ltd (post 23 February 2001)

ASIC	Australian Securities and Investment Commission

ASX	Australian Stock Exchange

AUS GAAP	Australian Generally Accepted Accounting Principles

Corrs	Corrs Chambers Westgarth

Coy	James Hardie & Coy Pty Ltd

DDB	Dust Disease Board

DDT	Dust Diseases Tribunal of New South Wales

EBIT	Earnings before interest and tax

EBITA	Earnings before interest, tax and amortisation

ED 88	Exposure Draft for a new Australian accounting standard

FY	Financial Year

Grant Samuel	Grant Samuels & Associates Pty Limited

IPO	Initial Public Offering

JH NV	James Hardie NV

JH Research	James Hardie Research Pty Limited

JHA	James Hardie Australia Pty Limited

JHFC	James Hardie Fibre Cement Pty Limited

JHFL	James Hardie Finance Limited

JHI Finance BV	James Hardie Finance BV

JHI NV	James Hardie Industries NV

JHIL or ABN 60	ABN 60 Pty Limited (formerly James Hardie Industries Limited)

JHR	James Hardie Research Pty Limited

JLT	Jardine Lloyd Thompson

JLW Advisory	JLW Advisory became Jones Lang LaSalle

Mallesons	Mallesons Stephen Jaques

MRCF	Medical Research and Compensation Foundation

MRCF Investments	MRCF Investments Pty Limited

NPV	Net Present Value

PricewaterhouseCoopers / PwC	PricewaterhouseCoopers Securities Limited

QBE	QBE Insurance Limited

1996 Trowbridge Report	Trowbridge’s report of 10 October 1996

1998 Trowbridge Report	Trowbridge report of 10 September 1998

2000 Trowbridge Report	Trowbridge’s Report dated 16 June 2000

2002 Trowbridge Report	Trowbridge’s report of 28 October 2002

2003 Trowbridge Report	Trowbridge’s report of September 2003

February 2001 Trowbridge Report	Trowbridge Report of 13 February 2001

August 2001 Trowbridge Report	Trowbridge Report of 16 August 2001

Watson & Hurst	Presentation prepared by Bruce Watson and Mark Hurst, Trowbridge Actuaries for the Accident and Compensation seminar at the Institute of Actuaries of Australia dated November 2000.

Trowbridge	Trowbridge Deloitte Limited (post May 2000) John Trowbridge Consulting Pty Limited (prior to May 2000)

US GAAP	US accounting principle requiring disclosure of full extent of the James Haride Group’s asbestos liabilities

Relevant Persons Mentioned in the Evidence

Adams, Russell	Phillips Fox, Solicitor.

Alcock, Richard James	Allens Arthur Robinson, Solicitor.

Allnut, James	Access Economics, Economist.

Allsop, The Hon. James	Judge of Federal Court of Australia.

Andrews, Tim	Trowbridge Deloitte Consulting, Actuary.

Archibald QC, Alan	Barrister, Melbourne.

Armstrong, Prof. Bruce	University of Sydney , Head of the School of Public Health,.

Ashe, Steve	James Hardie Industries Limited, Vice President of Investor Relations.

Atkins, Geoffrey	Trowbridge Deloitte Consulting, Actuary.

Attrill, Wayne John	Litigation Management Group Pty Limited (LMG), Managing Director.

Baker, Vern	Tillinghast Towers Perrin, Actuary.

Ball, Michael Lee	Allens Arthur Robinson, Solicitor.

Bancroft, Anthony Gregory	Goldmans Sachs JBWere, Managing Director of Investment Banking Division. Mallesons Stephen Jaques. Former corporate advisory partner.

Barrett, The Hon Justice Reginald Ian	Judge of Supreme Court of NSW.

Barton, Dr Ronald Keith	James Hardie Industries Limited, Managing Director, Coy and Jsekarb, Former Managing Director.

Bathurst QC, Thomas Frederick	Barrister, Sydney.

Baxter, Gregory	James Hardie Industries Limited, Executive Vice-President of Corporate Affairs

Beacroft, Peter John	Allens Arthur Robinson, Solicitor.

Beers, David	Allens Arthur Robinson, Solicitor.

Bell, Mathew	Trowbridge Deloitte Consulting, Actuary.

Berry, Prof. Geoffrey	University of Sydney, Emeritus Professor.

Black, Dr Judith Lee	University of Sydney, Professor of Pharmacology, Faculty of Medicine.

Blanchard, Julian	Allens Arthur Robinson, Solicitor. Allens Arthur Robinson, Former Senior Associate.

Brennan, Alec	CSR, Chief Executive Officer.

Brett, David	Independent Economic Advisor.

Brown, Michael	James Hardie Industries Limited, Non-executive Director and Chairman of the audit committee.

Burtmanis, Maija	James Hardie Industries Limited, Solicitor.

Cameron, Donald Ewen	ABN 60 Pty Limited, Director and Company Secretary.

Cameron, Peter Stewart	James Hardie Industries NV, Director. Credit Suisse First Boston, Managing Director.

Carter, Sara	James Hardie Industries Limited.

Charles, Lynne	James Hardie Industries Limited, Assistant to Wayne Attrill.

Chester, Karen	Access Economics, Principal Executive Officer.

Clemens, Tony	PricewaterhouseCoopers, Corporate tax expert.

Clements, Dr Mark	Trowbridge Deloitte Consulting, Actuary.

Cooper, Beverly	James Hardie Industries Limited, Accounts Department.

Cooper, Dennis John	MRCF Managing Director, Director of MRCF Investments, Amaca Pty Limited and Amaba Pty Limited.

Coren, Mathew	UBS Warburg Dillon Read.

Cowper, Andrew	UBS Warburg Dillon Read.

Crane, Prof Daniel	Author of a paper, non-litigated approaches to claims resolution.

Della Bosca MLC, The Hon. John Joseph	NSW Special Minister of State, Assistant Treasurer, Minister for Industrial Relations and Minister for Commerce.

Denton, John	Corrs Chambers Westgarth, Chief Executive Officer.

Donovan, Michael	Corrs Chambers Westgarth, Former Partner.

Dudley, Ryan	Coopers & Lybrand, Accountant.

Eccleston, Stephen Shane	Certified Practising Property Valuer. Fellow of Australian Property Institute.

Edwards, Sir Llewellyn Roy	MRCF Chairman and Director of MRCF Investments, Amaca Pty Limited and Amaba Pty Limited.

Ellis, Robert	JLW Advisory Corporate Property Pty Limited, valuer.

Evans, Gregory	James Hardie Industries Limited, Accounts Department, Sydney.

Fairlie, David	Mallesons Stephen Jaques, Solicitor.

Finnes, Dave	Tillinghast Towers Perrin, Actuary.

Flatley, Leisa	James Hardie Industries Limited, Solicitor.

Forrest, Steve	Jardine Lloyd Thompson, London.

Forrest QC, Jack	Barrister, Melbourne.

Frangeskides, George	Allens Arthur Robinson, Solicitor.

Gapes, Robert	Simpson Grierson New Zealand, Solicitor.

Gardiman, Armando	Turner Freeman, Solicitor.

Gardner, Jaye Louise	Grant Samuel & Associates Pty Limited, Director.

Gellert, Stephen	James Hardie Industries Limited, General Counsel.

Giles, The Hon. Justice Roger David	Judge of Appeal, Supreme Court of NSW.

Gillfillan, Michael	James Hardie Industries Limited, Director in USA.

Gill, Michael John	Phillips Fox, Solicitor. Former Director of MRCF, MRCF Investments, Amaca Pty Limited and Amaba Pty Limited.

Gordon, Peter	Slater & Gordon, Solicitor.

Gray, Gary	Australian Labor Party, Former National Secretary.

Gries, Louis	James Hardie Industries Limited, Operating Manager.

Griffith, Marnie	Access Economics, Economist.

Hall, Lindal	UBS Walburg Dillon Reed, Accountant.

Hallgren, Wendy	Gibson Dunn and Crutcher Los Angeles, Solicitor.

Harman, Lynne	Allens Arthur Robinson, Solicitors.

Harman, Stephen Edward	James Hardie Industries Limited, part-time consultant.

Hassold, Erik	James Hardie Industries NV, Finance Dept in US.

Hellicar, Meredith	James Hardie Industries NV, Chairman.

Hills, Ben	The Sydney Morning Herald, Journalist.

Hoare, Lyndal	James Hardie Group, Financial Controller.

Holland, Patterson	James Hardie Industries Limited, Executive.

Humphrey, Charles Harold	Coopers and Lybrand, Valuer. Partner of PricewaterhouseCoopers.

Humphreys, Robin Geoffrey	Moore Stephens WI. Forensic Pty Limited, Director.

Hunter, Larissa	Mallesons Stephen Jaques, Solicitor.

Huntley SC, Noel	Barrister, Sydney.

Hurst, Mark	Trowbridge Deloitte Consulting, Actuary.

Hutchinson, Ian Farley	Director of MRCF, MRCF Investments Amaca Pty Limited and Amaba Pty Limited.

Johnson, Anthony	Author of ‘An Analysis of the cases of malignant mesothelioma compensated by the Workers Compensation (Dust Diseases) Board of NSW’. Masters thesis 1997, University of Sydney.

Jollie, Peter Edward John	Director of MRCF, Amaca Pty Limited and Amaba Pty Limited and MRCF Investments.

Katz, Neville	James Hardie FC Pty Limited.

Keppler, Grant	PricewaterhouseCoopers, Accountant.

Kerr, Andrew	James Hardie Industries Limited, former Consultant.

Kij, Leo	James Hardie Industries NV, Accountant.

Kingston, Prof. Geoffrey Harold	University of NSW, Associate Professor, School of Economics,

Kneeshaw, Allan Thornton	James Hardie Group in Australia, Manager, Secretarial Services.

Knight, M J	James Hardie Industries Limited, former Legal Officer.

Koeck, William John	Blake Dawson Waldron, Solicitor.

Koffel, Martin	James Hardie Industries NV, American Non-executive Director

Kyriacou, Daniel	Turner Freeman, Paralegal.

Kriewaldt, Jeremy	Blake Dawson Waldron, Solicitor.

Lawrance, Stuart	Allens Arthur Robinson, Solicitor.

Leigh, Prof. J	Co-author of article ‘Malignant Mesothelioma in Australia, 1945 – 2000’ published in 1997

Longes, Richard	Investec Wentworth Pty Limited, Director and Principal.

Loosley, Steven	PricewaterhouseCoopers Legal, Solicitor.

Lovell, Stephan	Jardine Lloyd Thompson, Insurance Consultant.

MacDonald, Bruce	Blake Dawson Waldron, Solicitor.

Macdonald, Peter Donald	James Hardie Industries NV, Managing Director and Chief Executive Officer.

Macleod, Rory	SBC Warburg, Australia.

Macphillamy, Thomas John Charles	ABN 60 Pty Limited, Director.

Mangioni, Robert	Watson Mangioni, Solicitor.

Marchione, Joanne	James Hardie Industries NV, Solicitor.

Marks, Jim	Heath Lambert Group, London-based Insurance Brokers.

Marshall, Karl	Trowbridge Deloitte Consulting, Actuary.

Martin, David	NSW Dust Diseases Tribunal, Registrar.

Martin, John	Allens Arthur Hemsley, Solicitor.

McClintock, Steve	Coopers and Lybrand, Valuer.

McCutcheon, Cathy	James Hardie Industries Limited.

xvix

McFadden, J C	James Hardie Industries Limited, Former Chief Financial Officer.

McGregor, Alan Gordon	James Hardie Industries NV, Chairman of the Board of Directors James Hardie Industries Limited, Former Chairman

Mebius, Wybe	Coopers & Lybrand, Accountant.

Merkley, Donald	James Hardie Industries Limited, Operating Manager.

Milne, Nancy	Clayton Utz, Solicitor.

Minehan, Leigh	PricewaterhouseCoopers, Chief Operating Officer.

Minty, David Julian	Deloitte Touche Tohmatsu, Partner.

Morgan,	PricewaterhouseCoopers, Accountant.

Morley, Phillip Graham	James Hardie Industries NV, Chief Financial Officer.

Mowat, Patrice	Allens Arthur Robinson, Solicitor.

Mutton, Ian	CSR, Executive Officer.

Nurkan, Nush	MRCF, Personal Assistant to Sir Llewellyn Edwards.

Nygh, Nicola	Allens Arthur Robinson, Solicitor.

O’Meally, The Hon. John Lawrence	NSW Dust Diseases Tribunal, President.

Oakey, Kevin	PricewaterhouseCoopers, Manager of Project and Structured Finance.

O’Brien, Daniel	James Hardie Industries Limited Board, Director.

O’Brien, Paul	Phillips Fox, Solicitor.

Park, Antony	James Hardie Industries Limited, Corporate Affairs Department.

Pascoe, John Henry	Phillips Fox, Managing Director of the Insurance and Financial Division.

xvx

Payne, Adam	Trowbridge Deloitte Consulting Limited, Actuary.

Pedley, Peter	UBC Warburg Dillon Reed.

Peto, Prof. Julian	Epidemiologist, Author of a paper The European Mesothelioma epidemic (1999).

Phillips, Marshall	Independent insurance consultant.

Pigott, David	PricewaterhouseCoopers Legal, Solicitor.

Priestly, Jenny	Allens Arthur Robinson, Solicitor.

Probst, Jörg	Turner Freeman, Paralegal.

Quinlan, Michael	Allens Arthur Robinson, Litigation Partner.

Rabindranath, Giri	PricewaterhouseCoopers, Accountant.

Reid, John Boyd	James Hardie Industries Limited, former Chairman and Director.

Robb, David Arthur	Allens Arthur Robinson, Solicitor.

Robinson, Prof. Bruce	University of Western Australia, researched asbestos related disease at Charles Gairdner Hospital, WA.

Rose, Michael	Allens Arthur Robinson, Solicitor.

Russell, Peter	James Hardie and Coy Pty Limited, former National Safety Manager.

Rowland, Doug	Dust Diseases, Board Member.

Salter, Donald Alexander John	James Hardie Group in Australia, Tax Manager.

Saltos, Alessandra	Corrs Chambers Westgarth, Solicitor.

Santow, The Hon. Justice Geza Francis Kim	Judge, Court of Appeal, Supreme Court of NSW.

Say, David Giles Ashworth	James Hardie Industries Limited, Former Managing Director.

Scott, Jonathon	Blake Dawson Waldron, Solicitor.

xvxi

Searle, Adam	Assistant to the Attorney General, the Honorable Jeffrey Shaw.

Seddon, Norah	PricewaterhouseCoopers Global, Accountant.

Segelov, David	Turner Freeman, Consultant.

Segelov, Tanya	Turner Freeman, Solicitor.

Shafron, Peter James	James Hardie Industries NV, Senior Vice-President Finance and Legal

Shaw, The Hon. Justice Jeffrey	Judge, Court of Appeal, Supreme Court of NSW.

Sheller, Mark	Phillips Fox, Solicitor.

Sheppard, Keith	PricewaterhouseCoopers, Tax Partner.

Shurtleff, Mark	Gibson Dunn and Crutcher, Solicitor.

Smith, Andrew William	Turner Freeman, Parramatta, Paralegal.

Stephenson, Susan	James Hardie Industries Limited, Personal Assistant to Don Cameron.

Stevens, Malcom	Allens Arthur Robinson, Solicitor.

Stevenson, Andrew Wentworth	Corrs Chambers Westgarth, Solicitor.

Stockdale, Peter	Mallesons Stephen Jaques, Solicitor.

Strassburg, Mathew	Chief of Staff in the office of the NSW Special Minister of State, John Della Bosca.

Sweetman, Anthony John	UBS Warburg, Australia, Investment Manager.

Terry, Greg	James Hardie Industries Limited, Board member.

Trebeck, David Bruce	ABN 60 Pty Limited, Director.

Van Olffen, Martin	De Brauw Blackstone Westbroek Amsterdam, Dutch Attorney.

Velez, Peter	Watson Mangioni, Solicitor.

xvxii

Wait, Stephan	Heath Lambert Group, the London Insurance group.

Waterman, Ewen Leith	Tenix Defence Pty Limited, Adviser.

Watson, Bruce Allan	Trowbridge Deloitte Consulting, Actuary.

Wedderburn, Graeme	Chief of Staff to the Premier of NSW, the Hon. Bob Carr.

Whitehead, Guy	Taylor Fry Consulting, Actuary.

Wilcox, Peter	James Hardie Industries Limited, Non-executive Director.

Wylie, Mark	Trowbridge Deloitte Consulting, Actuary.

Wilkinson, Richard	KPMG Actuaries.

Williams, Roy	Allens Arthur Robinson, Solicitor.

Wilson, David	UBS Warburg.

Wilson, Ian	SBC Warburg Dillon Reed, London.

Wilson, Stephen	Grant Samuel & Associates, Director.

Winters, John	James Hardie Industries Limited, Occupational Health and Safety Officer.

xvxiii

INTRODUCTION

A.      Appointment and Terms of Reference

1.      By Letters Patent issued on 27 February 20041 by Her Excellency the Governor in Council under s 4(1) of the Special Commissions of Inquiry Act 1983, I was appointed to inquire into and report on the following matters:

“1.	the current financial position of the Medical Research and Compensation Foundation (“the MRCF”), and whether it is likely to meet its future asbestos-related liabilities in the medium to long term;

2.	the circumstances in which MRCF was separated from the James Hardie Group and whether this may have resulted in or contributed to a possible insufficiency of assets to meet its future asbestos-related liabilities;

3.	the circumstances in which any corporate reconstructions or asset transfers occurred within or in relation to the James Hardie Group prior to the separation of MRCF from the James Hardie Group to the extent that this may have affected the ability of MRCF to meet its current and future asbestos-related liabilities; and

4.	the adequacy of current arrangements available to MRCF under the Corporations Act to assist MRCF to manage its liabilities, and whether reform is desirable to those arrangements to assist MRCF to manage its obligations to current and future claimants.”

2.      The Letters Patent required me to report by 30 June 2004. The number of issues to which the Terms of Reference gave rise, together with the volume of evidence received, made it necessary to seek an extension of the time within which to report, and by further Letters Patent issued on 30 June 20042 the time for reporting was extended until 21 September 2004.

[1]	The Letters Patent are contained in Annexure A.

[2]	Also contained in Annexure A.

B.      Conduct of the Inquiry

3.      The steps taken in conducting the Inquiry are set out in Annexure B. The professional and administrative staff who provided so much assistance in the conduct of the Inquiry are identified in Annexure C. My thanks to them are recorded in the Preface.

C.      Conclusions on Terms of Reference

4.      Chapter 1 contains conclusions on Terms of Reference 1 and 3 and my views on the matters most directly answering Terms of Reference 2. It is difficult to express views on Terms of Reference 4 in a short form, and it is necessary to refer readers to Part 5 of the Report in that regard.

5.      The body of the Report, in addition to the matters mentioned in Chapter 1, deals (and sometimes declines to deal) with a large number of matters sought to be raised by the persons and bodies appearing at the Inquiry.

D.      Arrangement of the Report

6.      The Report has five Parts. Part 1 contains Chapter 1 which I have already described, and Chapter 2 which sets out a short version of the asbestos activities of members of the James Hardie Group, and the events which led to the establishment of the Inquiry. Part 2 deals with Term of Reference 1, the financial position of the former James Hardie companies which are now subsidiaries of the Medical Research and Compensation Foundation. Part 3 deals with Term of Reference 3. I deal with Term of Reference 3 before Term of Reference 2 because the events to which Term of Reference 3 relates are earlier in time than those with which Term of Reference 2 is concerned.

7.      Parts 4 and 5 deal with Terms of Reference 2 and 4 respectively.

E.      Publication of the Report

8.      By s 10(3) of the Special Commissions of Inquiry Act, a Commissioner may make such recommendations relating to the publication of the whole or any part of the Report as the Commissioner thinks proper. I recommend that the whole of the Report be published.

9.      I take that view because:

(a)	The Inquiry has attracted great, and legitimate, public interest.

(b)	The reputations of a number of persons have been put in issue. It is desirable that the allegations be dealt with.

(c)	The future of the Foundation is of importance to many people.

(d)	The position of the James Hardie companies needs to be clarified.

Part 1 – Introductory Matters

Chapter 1 - Principal Conclusions

A.	Term of Reference 1 – “The current financial position of the Medical Research and Compensation Foundation (“the MRCF”), and whether it is likely to meet its future asbestos-related liabilities in the medium to long term.”

1.1 Although referring to the financial position of the Medical Research and Compensation Foundation (which I shall call “the Foundation”), it is not in doubt that the Terms of Reference are directed to the financial position of the two former James Hardie companies now controlled by the Foundation, those companies now being named Amaca Pty Limited (“Amaca”) and Amaba Pty Limited (“Amaba”).

1.2 The net assets of Amaca and Amaba total approximately $179.2m as at 30 June 2004. Against that, however, must be set the amounts which are the present provision for meeting currently notified asbestos-related claims, some $63.01m. Against that also should be put the estimate of likely asbestos-related claims in future years, a sum the net present value of which is about $1.5 billion. I do not think it will be less. If a lump sum were to be set aside to make more certain that those liabilities could be paid, it would be much higher.

1.3 Amaca and Amaba have entitlements to recover from insurers some amounts in respect of the present and future claims. I estimate that the amounts recoverable have a net present value of about $160m. The possible insurance recoveries have a somewhat theoretical aspect because most of the amounts involved would not be payable before, as I mention in the next paragraph, the Foundation’s funds were exhausted.

1.4 The Foundation’s funds are being quickly used up in the payment of current claims against Amaca and Amaba. In my opinion, they will be exhausted in the first half of 2007 and it has no prospect of meeting the liabilities of Amaca and Amaba in either the medium or the long term.

1.5 Submissions have been made that the conduct of members of the James Hardie Group, their officers, their actuaries, and various firms of solicitors, may give rise to causes of action which might augment the funds of Amaca, Amaba or the

Foundation. I deal with these contentions in various Chapters in Parts 3 and 4. I regard some of these causes of action as speculative, others perhaps not, but I regard them all as unlikely to result in any significant increase in the funds of Amaca, Amaba or the Foundation.

B.	Term of Reference 2 – “The circumstances in which MRCF was separated from the James Hardie Group and whether this may have resulted in or contributed to a possible insufficiency of assets to meet its future asbestos-related liabilities.”

1.6 Amaca (formerly James Hardie & Coy Pty Ltd) and Amaba (formerly Jsekarb Pty Ltd) had been subsidiaries of James Hardie Industries Limited (“JHIL”). They ceased to be so, and were separated from the James Hardie Group, on 15 February 2001. Amaca and Amaba had previously been manufacturers of products made from asbestos. They have had, have, and will acquire, legal liabilities to many persons affected by asbestos and asbestos products. My estimate of the present value of such liabilities, as I have said, is that they will be not less than $1.5 billion. The James Hardie Group had moved its senior management to the United States. That country was seen as the focus of the Group’s business for the future. The principal purpose of separation was to enable the Group thereafter to obtain capital or loan funding or to use its own share capital for future acquisitions without the stigma of possible future asbestos liabilities.

1.7 Amaca and Amaba were acquired by the Foundation for no monetary consideration. Their net assets amounted to about $214m. JHIL agreed to provide additional sums, over time, in return for the execution of a Deed of Covenant and Indemnity by Amaca and Amaba so that the stated present value of the total assets acquired by the Foundation was $293m. The public announcements made by JHIL at the time of separation emphasised that JHIL had provided for a Foundation which had sufficient funds to satisfy all future legitimate asbestos-related claims.

1.8 There was no legal obligation for JHIL to provide greater funding to the Foundation, but it was aware – indeed, very aware because it had made extensive efforts to identify and target those who might be “stakeholders”, or were regarded as having influence with “stakeholders” – that if it were perceived as not having made adequate provision for the future asbestos liabilities of its former subsidiaries there would be a wave of adverse public opinion which might well result in action being taken by the Commonwealth or State governments (on whom much of the cost of such asbestos victims would be thrown) to legislate to make other companies in the Group liable in addition to Amaca or Amaba.

1.9 The dominant purpose of supplementing the assets available to the Foundation from $214m to $293m was to enable the Group to say that the assets available to the Foundation exceeded the “Best Estimate” contained in an actuarial report of Amaca/Amaba’s asbestos liabilities as at 13 February 2001. That estimate was that the liabilities had a net present value of $286m.

1.10 The actuarial report had been produced by Trowbridge Deloitte Limited (“Trowbridge”). Trowbridge’s report (“the February 2001 Trowbridge Report”) in my opinion provided no satisfactory basis for an assertion that the Foundation would have sufficient funds to meet all future claims. Amongst other reasons the Report was not directed to the issue of separation. The Report, it was also known, did not take into account the most recent James Hardie asbestos litigation figures, which showed a significant increase in outgoings for asbestos claims. The Trowbridge assessments were also subject to many qualifications not stated in that Report.

1.11 The assertion that the Foundation would have sufficient funding to meet all legitimate future asbestos claims, based on Trowbridge’s Best Estimate was also based on a financial model prepared by JHIL, and described as the Twelfth Cash Flow Model. It reflected the fact that the assets of Amaca and Amaba at separation were not cash or its equivalent. They consisted of real estate the subject of leases to James Hardie operating companies, loans to James Hardie companies repayable over time at 8.13 per cent per annum, and the additional amount made available in return for giving the Deed of Covenant and Indemnity. That amount was itself payable over time. To demonstrate that the funds being provided were sufficient a constant earnings rate of 11.7 per cent per annum for 50 years was adopted on that part of the Foundation’s funds available for investment from time to time. Such a rate was in my opinion selected simply to achieve the result that the model showed significant surpluses of funds over its life. Warnings from independent experts as to the assumptions in the model were not followed up.

1.12 The James Hardie Group management, in my opinion, had taken the view that the resolution of the problems occasioned by the Group’s asbestos associations had gone on for too long, that a trust of the nature established in connection with the Foundation was a solution, that the Board of JHIL should be urged to adopt that course, and to do so quickly. A reason for urgency was thought to be the impending introduction in Australia of an Accounting Standard which would have required JHIL to state in its group financial statements and the net present value of all likely future asbestos liabilities. This would involve attributing to them a far higher figure than it had been thought necessary to indicate in such documents in previous years.

1.13 At first the management of JHIL had endeavoured to persuade the Board of JHIL, at its January 2001 meeting, to establish the Foundation with only the net assets of Amaca and Amaba, the $214m. The Board had declined to do so, asking management to see if further funds could be found, so that the Trowbridge Best Estimate could be met.

1.14 No doubt management and the Board were entitled to seek to achieve, if they could, separation of JHIL from Amaca and Amaba and thus from the shadow thought to be cast from those companies’ emerging asbestos liabilities. But I find it difficult to accept that management could really have believed that the funds of the Foundation would have been sufficient to enable it to pay all future legitimate asbestos-related claims against Amaca and Amaba. Yet that was the message that JHIL propounded on 16 February 2001, the day after separation, to the Australian Stock Exchange (“ASX”), to government, the media, its shareholders, unions, plaintiffs’ solicitors, asbestos victims and anybody it felt the need to convince.

1.15 I set out the terms of the Media Release sent to the ASX in Annexure R. In my opinion, its terms conveyed that the Foundation had been provided with sufficient funds to meet all legitimate future asbestos-related claims, and that accordingly there was “certainty” for persons who might suffer from such diseases and for JHIL shareholders. They also conveyed the impression that JHIL’s determination of the amount of funding needed for the Foundation had been checked by independent experts. In each of these respects they were seriously misleading.

1.16 Shortly after the establishment of the Foundation, steps were taken which would have the effect of distancing Amaca and Amaba further from the operating arms of the James Hardie Group.

1.17 In October 2001 a Scheme of Arrangement was approved whereby the holding company of the Group became James Hardie Industries NV (“JHI NV”), a Dutch company. Shareholders in JHIL became shareholders in JHI NV; the shares in JHIL were held by JHI NV. Those shares were principally partly paid shares. Under their terms JHIL could call on JHI NV for up to about $1.9 billion if needed to maintain solvency.

1.18 It became apparent to the Foundation quite rapidly that the level of outgoings of Amaca and Amaba on asbestos claims was far beyond that represented at the time of its establishment, and that the Foundation’s funds would be exhausted well before ten years of its life. Attempts to obtain further funding from the James Hardie Group were rebuffed, except that first $10m, then $18m, was proposed to be provided if the Foundation acquired JHIL, in which case the partly paid shares would be cancelled.

1.19 The Foundation would not agree to this course and in March 2003 JHI NV and JHIL (by then known as ABN 60 Pty Limited (“ABN 60”)) agreed to cancel the partly paid shares. A new Foundation (“the ABN 60 Foundation”) was then made the sole shareholder in ABN 60. The only legal connection between ABN 60 and JHI NV is now a Deed of Covenant, Indemnity and Access. The net assets of ABN 60 at the time of separation of ABN 60 from the Group were about $20m.

1.20 The preceding paragraphs dealing with this Term of Reference have dealt with its first part, “the circumstances in which MRCF was separated from the James Hardie Group”. The Term of Reference also asks whether the circumstances of separation “may have resulted in or contributed to a possible insufficiency of assets to meet its future asbestos-related liabilities”.

1.21 As I have mentioned there was no legal obligation on JHIL to provide Amaca or Amaba, on separation, with any funds in addition to the assets of those companies. Amaca and Amaba were not stripped of assets; they retained them. Indeed they obtained more than those assets by reason of the additional periodical payments. It is thus not possible, in money terms, to say that separation directly resulted in or contributed to a possible insufficiency of assets to meet the future asbestos-related liabilities of Amaca and Amaba. But in practical terms separation was, in my opinion, likely to have an effect of that kind. If separation had not taken place in February 2001 it seems likely that, for the indefinite future, the asbestos liabilities would have been treated, as they had been for years, as one of the annual expenses of the Group. It may well have been that consideration would be given to different schemes for dealing with the emerging asbestos liabilities, but whatever was done would have been likely to involve significantly greater funding from the Group.

1.22 I have mentioned that after the establishment of the Foundation, the James Hardie Group was adamant that no further substantial funds would be made available to the Foundation, and that it had taken all proper steps at the establishment of the Foundation. In July 2004, after the Inquiry had been in progress for some months, JHI NV accepted that the Foundation had been underfunded, and to a very significant degree. In my opinion it was correct in accepting that that was the position. The evidence demonstrated that the February 2001 estimates of future liabilities were far too low and that the results of the financial modelling were wildly optimistic.

1.23 The James Hardie Group has also indicated, subject to various matters dealt with in discussing Term of Reference 4 (including that it is under no legal obligation to do so), that it is prepared to fund the future asbestos liabilities of Amaca, Amaba and JHIL. In my opinion it is right that it should do so. There may have been no legal obligation on JHIL to fund the liabilities of Amaca and Amaba simply because they were its subsidiaries, but if it were thought, in the interests of JHIL, for it to be separated from those subsidiaries because of the shadow of asbestos liabilities they brought with them, it is hard to see why it would not have been in the interests of JHIL to provide the funding which was necessary to enable that to be done effectively. To do it effectively meant to do it in a way which would not result in the issue rearing its head again, as has happened here, with very adverse results to the public standing of James Hardie. If the interests of JHIL’s shareholders were thought to lie in cutting loose the asbestos liabilities, what seems to have been overlooked,3 is what Mr Peter Shafron (the Group’s Chief General Counsel) had said to the Board some twelve months before in his paper “Asbestos”:4

“The overall US experience on reorganisations, as described by JH’s US attorneys, has some admittedly fairly obvious lessons for us:

In sum, the US experience has shown thus far that a carefully planned reorganisation that makes fair provision for the asbestos claims has some chance of succeeding. But any attempt at reorganisation that does not leave significant assets for the asbestos claims will, at a minimum, spawn lengthy and costly litigation with the plaintiffs’ bar, and may ultimately be unsuccessful.”

1.24 I add two observations.

1.25 The first is that I can understand how, the manufacture of asbestos products having ceased in the 1980s (finally in 1987), asbestos liabilities came to be described within the James Hardie Group as “legacy issues” or part of the “rump”. That mode of thought, however, tends to obscure the true legal situation. The negligence of the James Hardie companies occurred in the past, but the liabilities flowing from that negligence only arise day by day, now and in the future, as the diseases are acquired or manifest themselves. The exposure to asbestos may not even yet have occurred. The position in February 2001 was, as it remains, that members of the public will contract asbestos-related diseases over many years because of the negligence of Amaca and Amaba. The notion that the holding company would make the cheapest provision thought “marketable” in respect of those liabilities so that it could go off to pursue its other more lucrative interests insulated from those liabilities is singularly unattractive. Why should the victims and the public bear the cost not provided for?

1.26 The second observation concerns the quite misleading statements made on behalf of JHIL at the time of separation, and the culture of denial adopted as the shortcomings in the Foundation’s funding began to emerge. For nearly thirty years in this country we have had standards for business communications. Such communications are not to be misleading or deceptive. Those standards appear in the Trade Practices Act 1974 (Cth) and in its State and territorial equivalents, in the Corporations Laws and in the Corporations Act 2001. They have been maintained by governments of all political colours. In my opinion they were not here observed.

3 Including by Mr Shafron.

C.	Term of Reference 3 – “The circumstances in which any corporate reconstruction or asset transfers occurred within or in relation to the James Hardie Group prior to the separation of MRCF from the James Hardie Group to the extent that this may have affected the ability of MRCF to meet its current and future asbestos-related liabilities.”

1.27 No question arises in relation to Amaba. Its business was sold to interests outside the James Hardie Group in 1987. Amaca, however, was the principal operating company until 1998. It ceased to be so in 1998 when the new operating company became James Hardie Australia Pty Ltd (“JHA”).

1.28 The “corporate reconstructions” and “asset transfers” which have been considered in the Inquiry are:

(a)	the 1995 sales of Amaca’s “core technology” and of some other businesses which it controlled;

(b)	the declaration of dividends of $100.9m in 1995–1996 and of $43.5m in 1996–1997;

(c)	the levels of management fees paid by Amaca to JHIL in the years 1990–1998;

(d)	the transfers of assets by Amaba in 1998 and the rental levels at which Coy leased its premises to this new operating company.

These are the only transactions to which Term of Reference 3 would appear to apply.

1.29 The 1995 sale of the core technology occurred for perfectly sensible business reasons. The 1995 sales of the other businesses are in a similar category.

1.30 There are arguments that the two dividends should not have been paid, in the light of the emerging asbestos liabilities. The argument is stronger in the case of the $43.5m dividend, but in the end I am not satisfied that the declaration of either dividend would be impugned successfully.

4 Ex 283, Vol 5, Feb 00 Tab, p. 15.

1.31 The management fees charged in the years 1995–1998 were high, and in some respects arbitrarily set. The evidence did not allow for me to form a concluded view as to the levels of a “proper” management fee.

1.32 I am not satisfied that the sale of Amaca’s assets in 1998 occurred at other than fair value.

1.33 One of the terms of the sale of Amaca’s non-Queensland assets was to the effect that Amaca would lease to JHA five premises formerly used by Amaca. A criticism made in the Inquiry was that the rentals fixed for the leases were too low. There may have been some substance in this criticism, but I was unable to be satisfied that in the events which had happened, both before and after the establishment of the Foundation, it would have made any significant difference to Amaca’s financial position.

1.34 I have also considered the effect of those transactions as a whole. The effect of them was that Amaca moved from being an operating company carrying on a substantial business to a company which owned land, lent money within the Group, had some other investments and carried the asbestos liabilities. The suggestion made was this was done so that the business assets would not be available to asbestos claimants. The 1998 transactions in particular were said to have that quality, and it was contended that there was a breach of duty by JHIL’s directors in so doing.

1.35 That the operating assets of the Group would not be available to asbestos claimants was a purpose of these changes, but not their only purpose. At the same time, however, a holding company is not obliged to keep a particular subsidiary operating a particular business. Amaca had quite adequate funds to pay its creditors as their debts fell due, and was doing so. There was nothing to suggest it would not continue to do so. I do not consider that there was any breach of director’s duties in this regard.

1.36 The transfers of assets which took place within the James Hardie Group prior to February 2001 have not so far affected the ability of the Foundation to pay asbestos-related liabilities.

D.	Term of Reference 4 – “The adequacy of current arrangements available to MRCF under the Corporations Act to assist MRCF to manage its liabilities, and whether reform is desirable to those arrangements to assist MRCF to manage its obligations to current and future claimants.”

1.37 It seems clear that current arrangements available to the Foundation under the Corporations Act will not assist the Foundation to manage its liabilities.

1.38 A consideration of the future position has been overtaken to a significant degree, by the events to which I have referred to in paragraph 1.23. The best long-term solution for satisfying the asbestos liabilities of Amaca, Amaba and ABN 60 would be a scheme, for which that proposed by JHI NV might be a starting point. The proposal, however, is presently in an embryo, and sometimes contradictory, form. More clarification is required. So too is much detailed consideration.

Chapter 2 – Background To The Inquiry

A.	Asbestos and the James Hardie Group

Asbestos: Uses and Consequences

2.1 Asbestos was used in Australia during a large part of the last century in the manufacture of building products (particularly sheeting and roofing), pipes, insulation materials, brake linings and other friction products, and other materials. Asbestos, however, carries with it problems. Its fibres can give rise to asbestosis, lung cancer, asbestos-related pleural diseases and mesothelioma. Asbestos-related diseases may take many years after exposure to manifest themselves. Mesothelioma is especially insidious: very slight exposure to asbestos fibre may cause it, the disease may not manifest itself until 40 or more years after the exposure but when it does the course of the disease is most often short, very painful and fatal.

The James Hardie Group: “JHIL”, “Coy” and “Jsekarb”

2.2 Companies in the James Hardie Group were major participants in the manufacture and distribution of asbestos products. For a time the Group also mined asbestos ore. There have been many changes in the identity and names of the James Hardie companies,1 but three companies are principally involved.

2.3 The first is James Hardie Industries Ltd, now ABN 60 Pty Limited. I describe it either as “JHIL” or as “ABN 60”.

2.4 At first JHIL was an importer of asbestos products, but it became a manufacturer in the 1920s. It continued as such until 1937 when manufacture was carried on instead by the second principal company, its new subsidiary James Hardie & Coy Pty Ltd (“Coy”). Coy was a very substantial producer. It had plants in New South Wales, Victoria, Queensland, South Australia and Western Australia. In the 1980s, however, it ceased manufacturing asbestos products, the last production being

1 Re Amaca see Ex 276, Tab 2; re Amaba see Ex 276, Tab 3; re JHIL see Ex 284, Tab 1, pp. 1–2 and Ex 276, Tab 6.

at Welshpool in Western Australia and Meeandah in Queensland in March 1987.2 Coy’s name changed to Amaca Pty Limited on 23 February 2001. I describe it either as “Coy” or as “Amaca”.

2.5 Coy had earlier manufactured brake and friction products, but in 1963 the James Hardie Group entered into a joint venture to produce brake linings and friction products. The joint venture company was Hardie Ferodo Pty Ltd. The Ferodo interest sold out, however, in 1978 and the company was thus wholly owned by the James Hardie Group. It later became James Hardie Brakes Pty Ltd, Jsekarb Pty Ltd, and Amaba Pty Limited. I describe it as “Jsekarb” or as “Amaba”. Its business was sold to interests outside the James Hardie Group in 1987 for $12m. It is the third company. It was a relatively minor player in events.

2.6 Australia was a very heavy consumer of asbestos products and their production appears to have reached its peak in the 1970s.3 The propensity of asbestos to cause diseases had been well known for years4, however, and there was a search to develop satisfactory products which could be substitutes. A discussion of asbestos in Australia and the James Hardie involvement is in Annexure D.

B.	Separating the asbestos liabilities from the “core businesses”

2.7 The substitutes developed, and new products, proved commercially very successful for the James Hardie Group, especially in the United States market. More and more the focus of the Group’s activities became the United States.5 A difficulty in that country, however, was that companies with asbestos liabilities had been in dire straits because of litigation for such claims and the existence (and possible extent) of the potential asbestos liabilities of companies in the Group was perceived as likely to impede attempts to obtain capital, or funding, there, or to use shares for the purposes of acquisitions.

[2]	See Ex 61, Vol 1, Tab 1.

[3]	See Mr Wilkinson’s report, Ex 252, p 18, Figure 3.1, and his oral evidence T3284.36–38.

[4]	Asbestosis was common in the 1920s and 1930s. The connection between asbestos exposure and mesothelioma was established in 1960: see the briefing paper “James Hardie and Asbestos”, Ex 2, Vol 3, pp. 456, 457, prepared by Wayne Attrill, JHIL’s Litigation Counsel, for the meeting of proposed directors of the Foundation (its proposed name then being Claimsure Nominees Pty Limited) Coy and Jsekarb on 15 January 2001.

[5]	Dr Barton, JHIL’s Managing Director from 1993–1999, regarded the Australian market as “very mature. There wasn’t much in the way of new ventures for Coy” T2737.27–28.

2.8 With the passage of time after the Group finally stopped manufacturing asbestos products, with changes in personnel and with the focus on the newer and profitable businesses, the Group’s liabilities in respect of asbestos came to be regarded as something reflecting the past. They came to be described, and regarded, as “non-core issues”, “part of the rump”, “legacy issues”. They were issues which were a source of “management distraction”, which it would be desirable to “separate”.6

2.9 “Separating” the asbestos liabilities, however, was a problem. Attempts to do so in the United States and the United Kingdom had a poor success record.7 One difficulty was the likely amount of such liabilities. Another was how separation might be effected and effective.

2.10 In relation to the likely amount of the liabilities, descriptions such as “legacy issues” tended to obscure the fact that although the Group’s negligence in the manufacture or distribution of the asbestos products8 had ceased years before, the liabilities consequent upon such negligence were accruing, and would continue to accrue, for many years.9 Nor could the persons to whom the companies might be liable be identified, other than in very generalised terms.

C.	The first actuarial assessments

2.11 Until 1996 the Group’s asbestos liabilities – judgments, settlements and legal costs – had been met as they became due.10 The amounts had been (excluding recoveries):11

[6]	These phrases can be seen in, for example the Project Chelsea Board Presentation, Ex 61, Vol 3, Tab 11, pp. 101–102,125; SBC Warburg Dillon Read re “Project Chelsea Rump Strategy”, Ex 61, Vol 1, Tab 23, the Project Green Board Paper prepared for the JHIL Board meeting on 15 February 2001, Ex 75, Vol 8, Tab 120, pp. 2735, 2740, Project Green Board Presentation. February 2001, Ex 75, Vol 8, Tab 123, pp. 2844, 2845, 2858. JHIL Board Papers, February 2000, Ex 283, Vol 5, Feb 00 Tab, pp. 13–15; Ex 175, para. [12] and Annexure C; Ex 61, Vol 3, Tab 24, p. 245 – James Hardie Media Release of 2/7/98 re: Corporate Restructure; Ex 1, Vol 3, Tab 35, p. 716 – Information Memorandum re: New York Stock Exchange Listing.

[7]	Ex 283, Vol 5, Feb 00 Tab, pp. 11–15.

[8]	An essential element in there being any liability.

[9]	Liability in tort does not arise until the occurrence of “damage”, relevantly the suffering of the asbestos-related disease.

[10]	Ex 57, Vol 1, p. 35.

[11]	Ex 2, Vol 3, Tab 12, p. 667.

(a)	pre-1991/1992[12]	$7.167m;
(b)	1991/1992	$3.815m;
(c)	1992/1993	$4.244m;
(d)	1993/1994	$9.774m;
(e)	1994/1995	$12.208m.

and in a business of Coy’s size, amounts of this order of magnitude might be regarded as manageable. The amounts were increasing, however, and it also must have been obvious that the lead time with mesothelioma was such that much greater liabilities would exist.

2.12 The first step to obtain a professional actuarial assessment of the total asbestos-related exposure to liability of the James Hardie companies was taken in 1996, when John Trowbridge Consulting Pty Ltd was engaged by Mr Stephen Gellert, then JHIL’s General Counsel. (Trowbridge Consulting became Trowbridge Deloitte Limited in May 2000. I refer to each as “Trowbridge”.) Trowbridge produced its report (the “1996 Trowbridge Report”) on 10 October 1996. The Report13 “an actuarial assessment of the potential liability of the company and its subsidiaries for personal injury claims arising from asbestos-related diseases” – assessed those liabilities at a net present value, discounted at 8 per cent per annum of $230m14 as at 31 March 1996.

2.13 Two years later Trowbridge carried out a review of the same question as at 31 March 1998, its report of 10 September 1998 (the “1998 Trowbridge Report”)15 assessing the liabilities at a net present value, discounted this time at 7 per cent per annum of $254m.16

[12]	For years commencing 1 April.

[13]	Ex 2, Vol 3, Tab 12.

[14]	Gross present value was $258m; the figure of $230m assumed insurance recoveries of $28m: Ex 2, Vol 3, Tab 12, p. 589.

[15]	Ex 2, Vol 3, Tab 13.

[16]	Gross present value was $281m; the figure of $254m assumed insurance recoveries of $27m: Ex 2, Vol 3, Tab 13, p. 702.

2.14 There are difficulties in endeavouring to compare, directly, the estimates of liability in the 1996 and 1998 Trowbridge Reports. Table 4.7 in Mr Whitehead’s Report17 provides a comparison of the liabilities estimated in the various Trowbridge Reports on a like-for-like basis:

“Table 4.7: Comparison of Calculated Discounted Values of Projects Payments after 31 March 2003 as at 31 March 2003, Discounted at 5% pa

	Calculated Discounted Value of Projected Payments – Mesothelioma only
	Valued at 31 March 2003 at 5% pa
	Oct –	Sep –	Jun –	Feb –	Aug –	Oct –	Sep –
	96	98	00	01	01	02	03
		% pa	% pa	% pa	% pa	% pa	% pa
Discount Rate	5%	5%	5%	5%	5%	5%	5%
	$mns	$mns	$mns	$mns	$mns	$mns	$mns
Calculated Discounted Values at 31 March 2003
Settlement Payments	153.2	150.7	211.0	266.4	525.5	688.8	877.1
Legal Expenses	51.1	71.5	52.7	65.6	67.4	73.1	93.1
Total	204.2	222.2	263.7	333.0	592.9	761.9	970.2
% change from previous		9%	19%	26%	78%	29%	27%
Cum % Change since Oct 1996 Report		9%	29%	63%	190%	273%	375%
Cumul % Change since Feb 2001 Letter					78%	129%	191%

Note:
The projected cash flows for later reports are for year ending 30 June rather than 31 March. For the purposes of this comparison, we have treated all projected cash flows as being for years ending 31 March. We do not expect this approach to create any material distortions in the results presented.”

2.15 There were later Trowbridge actuarial reports. They are discussed below.

A. Coy disposes of its business. The 1998 IPO.

Introduction

2.16 Coy itself underwent dramatic change in the period 1995–1998. Its assets, apart from land, were sold. It was no longer a manufacturer and producer; rather its activities were limited to being a landlord and lender to other James Hardie companies, and a company defending and settling the asbestos-related claims. This came about in the following way.

17 Ex 251, pp. 4–33.

Sale of core technology and other businesses

2.17 In the year ended 31 March 1995 Coy’s technology” was sold to a new member of the Group, James Hardie Research Pty Ltd (JH Research), for $75m. This was in implementation, it is said, of a policy that the Group’s core technology and other industrial property, and research and development activities, should be conducted by one entity only in the Group. Thereafter Coy would pay JH Research a royalty in order to use the technology.

2.18 In 1995 Coy also sold a number of companies which it controlled for a net profit of $38.255m.

1995–96 and 1996–97 dividends

2.19 The sales referred to in paragraphs 0 and 0 were included in “Abnormal Items” in Coy’s financial statements for the year ended 31 March 1996. Dividends totalling $100,900,000 were paid during that year, a large part of which effectively came from the proceeds of these sales.18

2.20 A further half-yearly dividend of $43.5m was declared from retained profits the next year, on 2 October 1996. During that financial year Coy made an operating loss after income tax of $33,597,000. This was Coy’s last dividend. It was declared a short time before the 1996 Trowbridge Report was received, but at a time when a draft of that Report19 may have been received.

[18]	The sales produced a total of $113,255,000. After deductions totalling $13,442,000 for “rationalisation costs” and “provision for product liability costs”, the figure for abnormal items was $97,813,000. Coy’s operating profit before income tax was $109,369m. After adjustments for income tax, the total operating profit (taking into account the two sales) was $110,195,000. Retained profits at the beginning of the financial year had been $57,775,000 and, after an adjustment for a change in accounting policy, the “Total available for appropriation” was $166,734,000. (See Ex 1, Vol 1, Tab 7, pp. 104 and 108).

[19]	Showing an estimate of asbestos liabilities for the year ending March 1996 as $12.468m: Ex 2, Vol 3, Tab 12, p. 667.

Transfer of other Coy assets

2.21 In 1998 a number of transactions occurred involving the transfer of assets from Coy to other companies in the James Hardie Group:20

(a)	In March, a considerable quantity of Coy’s plant and equipment was sold to James Hardie Fibre Cement Pty Ltd for $37,065,498.

(b)	In June, Coy transferred trademarks used by it to JH Research Pty Ltd for $139,500,000.

(c)	In October, the remaining assets used to carry on the fibre cement business in Australia were sold to a new operating entity, JHA. Those sales resulted in a total purchase price in favour of Coy of $30,130,675 including $16.5m for goodwill.

The proceeds of the sales were used to repay loans due from Coy to other members of the Group and to make loans to other members of the Group.

JHA and the IPO

2.22 The new operating entity, JHA, was not a subsidiary of JHIL. Rather it was a subsidiary of a new Dutch company, James Hardie NV (“JH NV”). At that point there was in contemplation an initial public offering (“the IPO”) of 15 per cent of the shares of JH NV on the New York Stock Exchange. Despite considerable marketing efforts in the United States, that offering did not meet expectations, and was aborted.21 I would note that a significant difficulty which would have existed if it were attempted to make JHIL (rather than JH NV) a US-based company was that generally accepted accounting principles in the United States (“US GAAP”) may well have required JHIL to indicate the full extent of the Group’s asbestos liabilities, in an undiscounted amount.

2.23 The attempted 15 per cent IPO in the United States reflected the fact that in the period 1997 until 2000, much consideration was given to proposals for

20 Morley, Ex 121, paras 24–34, 52–63 and 75–83.

restructuring the Group to make it US-based “to fully realise the value of JHIL, and for its growth prospects to be realised”.22 This was done by a number of proposals which were investigated under various project names: Project Blue Sky, Project X23, Project Scully, which became Project Chelsea, Project Monica and Son of Chelsea, which appears to have become known as Project Green.24

E.	2000: Movement towards the Foundation

Introduction

2.24 The situation which obtained in 2000, following the unsuccessful attempt to sell the 15 per cent interest in JH NV in the United States, was:

(a)	Coy and Jsekarb, owned by JHIL, bore the asbestos liabilities;

(b)	JHA, owned by JH NV, carried on the current business.

Consideration of ways in which the affairs of the Group might be restructured continued and in the period 2000–2001 the issue was dealt with as Project Green.

The 2000 Trowbridge Report

2.25 Whilst these issues were under consideration, Trowbridge had been engaged to prepare a further actuarial report on the Group’s asbestos liabilities, this time as at 31 March 2000. A reason for the report was an endeavour by the Group to ascertain the cost of insurance to cover the outstanding asbestos liabilities.

2.26 The resulting Trowbridge Report remained in draft form because, it is said, of differences of view between officers of James Hardie and Trowbridge as to aspects of it, particularly the “Sensitivities”.25 Subject to the Sensitivities, Trowbridge’s estimate of the net present value of the Group’s asbestos liabilities

[21]	Barton, Ex 175, para. 14.

[22]	Project Chelsea Board Sub-Committee meeting 3 February 1998 (Ex 61, Vol 1, Tab 21, p. 139) under the heading “2. Review of Rationale for Project Chelsea”.

[23]	Ex 61, Vol 1, Tab 5.

[24]	Barton, T 2745.39–52, P. Cameron Ex 224, paras 14–15.

[25]	The Sensitivities indicated the extent to which the estimate might vary with changes in assumptions and conditions: see Ex 2, Vol 4, Tab 14, Section 9.3 and Table 9.4.

discounted at 7 per cent pa, was $294m.26 The Report (“the 2000 Trowbridge Report”) was produced in June 2000.

2.27 In late 2000 those involved in Project Green became interested in a trust structure as the means of separating the asbestos liabilities from those of the Group as a whole. Soundings took place of prospective directors of the trust, including those who ultimately became its directors (Sir Llew Edwards, Mr Peter Jollie, Mr Michael Gill and Mr Dennis Cooper). The concept of the trust was that Coy and Jsekarb would remain responsible to claimants in respect of asbestos-related liabilities, to the extent of their existing assets, but ownership of Coy and Jsekarb would pass from JHIL to a new company unrelated to JHIL, which would operate as a trust, the principal purpose of which was to compensate victims of asbestos-related diseases.

2.28 A difficulty was that the net assets of Coy and Jsekarb appeared to be only $214m, insufficient by $80m to meet the estimate of liabilities in the 2000 Trowbridge Report. That was ameliorated to a degree by the fact that the 2000 Trowbridge Report estimate did not take into account the settlement of an insurance dispute which the Group had with QBE Insurance Ltd, which would produce payments by QBE totalling $47.5m.27 It was exacerbated, however, by the publication in late November 2000 at an Accident Compensation Seminar of the Institute of Actuaries of Australia of a presentation which suggested that the methods currently used to estimate the numbers of persons likely to form asbestos-related diseases were likely to result in significant underestimation. The presentation (“Watson and Hurst”28) was prepared by Bruce Watson and Mark Hurst, Trowbridge actuaries.

2.29 Two further factors came into play. One was that there was in being an Exposure Draft (“ED 88”) for a new Australian Accounting Standard. ED 88 was likely to come into force at the end of October 2001.29 It would require that the total of the Group’s estimated asbestos liabilities, discounted to present value, would have

[26]	Gross present value was $329m; insurance recoveries were $35m.

[27]	Hutchinson, Ex 218, Vol 1, para. 42. The $47.5m was by way of 15 annual payments of $3.1m. Its net present value at February 2001 was $29.8m – Ex 339.

[28]	Ex 3, Vol 3, Tab 1.

to be disclosed in its accounts.30 This gave a degree of urgency to the need to separate out the asbestos liabilities from the Group. The second factor was a public relations aspect: if the separation could be effected at the same time as the announcement of the Group’s Third Quarter results, the inclusion of information about the Group’s cutting loose its asbestos liabilities – a matter which might otherwise attract undesirable publicity – would be muted by its mingling with “business news”.

February 2001 Trowbridge Report

2.30 Discussions took place with proposed directors of the trust – ultimately named the Foundation – in December 2000 and in January 2001. The proposed directors of the Foundation had sought access to the 2000 Trowbridge Report, a request to which James Hardie was unwilling to accede. Instead Trowbridge was engaged to provide an update based on applying to the figures in the 2000 Trowbridge Report the approach taken by Watson and Hurst.31 In the result Trowbridge produced the February 2001 Trowbridge Report in which it assessed total asbestos liabilities over periods of 10, 15 and 20 years, discounted at 7 per cent p.a., as follows:32

	Current	Medium	High
10 years	$181,398,631	$184,111,303	$191,901,891
15 years	$237,442,862	$246,377,538	$264,658,133
20 years	$269,678,188	$286,523,135	$317,528,334

[29]	Ex 264.

[30]	As at 1999 the position that JHIL had adopted in their statutory accounts in respect of asbestos liabilities was summarised in the letter from PricewaterhouseCoopers to Allen Allen & Hemsley dated 5 November 1999 (Ex 61, Vol 4, Tab 5, pp. 19–21) as follows:

“	. subsidiaries of JHIL have a liability for known asbestos related claims which results from past events and that such subsidiaries recognise that they will be named as defendants in litigation in Australia as a result of past manufacturing and marketing of products containing asbestos.

. it is probably that, in future, sacrifice of economic benefits will be required

. a provision for known claims has been recognised

. a note has been included in the statutory accounts with respect to future asbestos claims which states that a contingent liability exists in respect of the ultimate cost of any claims yet to be made which cannot reliably be measured at the present time.” (Also see Ex 277, Vol 2, Tab 1999, pp. 49, 57 and 64).

The provision made in the 1999 accounts was $43m (see Ex 61, Vol 4, Tab 5, p. 19)

[31]	There is a serious dispute as to the manner in which this came about. It is dealt with in Chapter 24.

The estimates for 50 years were significantly higher33:

(a)	best [i.e. median] estimate - $322,630,453

(b)	high estimate - $378,408,816

Additional funding

2.31 The proposal came before JHIL’s Audit Committee on 16 January 200134 and Board of Directors on 17 January 2001.35 The proposal from management at that time was for the Foundation’s funding to be limited to the net assets of Coy and Jsekarb, a total of approximately $214m.36 Some directors thought that more funding should be made available. In the end the Board’s resolution was that:37

“The Chairman noted that the concept appeared to have some merit, but that the question of funding for the Company required more work. He requested management to continue to developing the concept and to report progress, particularly in relation to funding, at the February meeting.”

2.32 Both before and after that decision considerable effort had been expended in considering whether any of the past dealings between Coy and Jsekarb on the one hand, and JHIL on the other, might thereafter be susceptible to challenge. One reason was that Coy and Jsekarb would no longer be under the control of JHIL after the separation. Another reason had point after the January Board meeting. It was that, to the extent to which it might be found that any payment made in the past was improperly or doubtfully made, that might provide a reason to justify the payment to the Foundation of money, in addition to the value of Coy and Jsekarb’s assets. The only one thought possibly so susceptible was the 1996 $43.5m dividend, the reason being its declaration at a time when the likely results of the 1996 Trowbridge Report may have been known. The value of the $43.5m, with compound interest to 2001, would be $57m. It would increase the fund to $271m.

[33]	Ex 50, Tab 18, p. 163.

[34]	Ex 121, Vol 5, Tab 60, p. 2235 and Tab 85 and Ex 123 p. 4.

[35]	Ex 75, Vol 7, Tabs 95 and 95A.

[36]	Ex 75, Vol 7, Tab 95A, p. 2511.

[37]	The discussion at the Board is referred to in the evidence of Mr McGregor, Ex 80, para. 22 and at T1533.13–52 and T1576.54–58. The Board’s resolution is at Ex 75, Vol 7, Tab 95, p. 069.

2.33 In the event, but without explicit reference to the $43.5m dividend, the figure announced as the funding for the Foundation was $293m.

F.	Establishing the Foundation

2.34 On 15 February 2001 the JHIL Board resolved to proceed with separation. The formal steps necessary to establish the Foundation commenced late on that day and concluded on the morning of the next. A great deal of prior preparation had occurred. The events which took place were in essence:

(a)	Medical Research and Compensation Foundation Ltd (“MRCF”), a company limited by guarantee, became the trustee of the MRCF Trust.

(b)	MRCF held 50 per cent of the shares in Coy, with another new company MRCF Investments Pty Ltd holding the other 50 per cent. MRCF Investments was a wholly owned subsidiary of MRCF.

(c)	Coy owned all the shares in Jsekarb.

(d)	In return for payments to be made over time by JHIL to each of Coy and Jsekarb, JHIL was to be indemnified by Coy and Jsekarb against any asbestos-related liabilities which JHIL might have, and Coy and Jsekarb could make no claim against JHIL arising from any past dealings with it (including payment of dividends or management fees).

(e)	Inter-company loans from Coy to JHIL were formalised.

(f)	New directors were appointed to the trust, Coy and Jsekarb.

Announcement of the separation

2.35 This was done on 16 February 2001 at the time of the announcement of JHIL’s third quarter results. JHIL’s Media Release,38 a copy of which was sent to the ASX, included the following:

“16 February 2001

James Hardie Resolves its Asbestos Liability Favourably for Claimants and Shareholders

James Hardie Industries Limited (JHIL) announced today that it had established a foundation to compensate sufferers of asbestos-related diseases with claims against two former James Hardie subsidiaries and fund medical research aimed at finding cures for these diseases.

The Medical Research and Compensation Foundation (MRCF), to be chaired by Sir Llewellyn Edwards, will be completely independent of JHIL and will commence operation with assets of $293 million.

The Foundation has sufficient funds to meet all legitimate compensation claims anticipated from people injured by asbestos products that were manufactured in the past by two former subsidiaries of JHIL.

JHIL CEO Mr Peter Macdonald said that the establishment of a fully-funded Foundation provided certainty for both claimants and shareholders.

“The establishment of the Medical Research and Compensation Foundation provides certainty for people with a legitimate claim against the former James Hardie companies which manufactured asbestos products,” Mr Macdonald said.

“The Foundation will concentrate on managing its substantial assets for the benefit of claimants. Its establishment has effectively resolved James Hardie’s asbestos liability and this will allow management to focus entirely on growing the company for the benefit of all shareholders.”

...

In establishing the Foundation, James Hardie sought expert advice from a number of firms, including PricewaterhouseCoopers, Access Economics and the actuarial firm, Trowbridge. With this advice, supplementing the company’s long experience in the area of asbestos, the directors of JHIL determined the level of funding required by the Foundation.

“James Hardie is satisfied that the Foundation has sufficient funds to meet anticipated future claims,” Mr Macdonald said.

...

38 Ex 1, Vol 7, Tab 66, pp. 2119–2120.

When all future claims have been concluded, surplus funds will be used to support further scientific and medical research on lung diseases.

...”

2.36 Other statements about the effect of separation were made in accompanying documents,39 and in the oral presentation to the media by Mr Macdonald, JHIL’s Chief Executive Officer40 and a member of the Board of Directors.

G.	The increase in the asbestos liabilities

2.37 The confidence expressed in the Media Release was shortlived. Trowbridge was engaged by the Foundation to provide actuarial services to Amaca and Amaba. Its first report to the Foundation was given to the Foundation in draft form41 on 5 August 2001. On 16 August 2001, the final version of this report was sent to the Foundation (“the August 2001 Trowbridge Report”).42 The final report valued the asbestos related disease liabilities of Amaca, as at 30 June 2001, at a net present value of $574.3m at a discount rate of 6 per cent per annum.

2.38 This was an enormous increase from the figures contemplated in the February 2001 Trowbridge Report. If they are compared on the basis of the same discount rate, the value of all future payments increased by 65 per cent.43 Trowbridge, when asked why there was such a difference, said that if it had been provided by JHIL with its claims data for the 9 months to December 2000, the figures would have been much higher. In particular, at a 6 per cent per annum discount rate the figure for all future payments would have been $486,035,000 rather than $355,267,000.44

[39]	Ex 1, Vol 7, Tab 66, pp. 2124–2125 and 2162–2168.

[40]	Ex 300 and 301.

[41]	Ex 50, Tab 31, p. 257. The total liabilities were assessed at $640.9m; $574.3m was arrived at after deducting $66.6m for insurance recoveries. The insurance recoveries did not include the QBE settlement amounts.

[42]	Ex 3, Vol 3, Tab 8.

[43]	Ex 3, Vol 3, Tab 4, p. 466.

[44]	Ex 3, Vol 3, Tab 6, p. 472.

2.39 A further deterioration in the actuarial estimation of the prospects of the Foundation was seen in Trowbridge’s report of 28 October 2002 (“the 2002 Trowbridge Report”45). It estimated the potential liabilities of the Foundation at $751.8m discounted at 6 per cent per annum.46

2.40 Trowbridge’s next report was made in September 2003 (“the 2003 Trowbridge Report”47). It dealt with the situation as at 30 June 2003, and estimated the potential liabilities at $1,089.8m discounted at 5 per cent per annum.48

H.	Foundation’s actual outgoings

2.41 In addition to actuarial assessments predicting the long term future, the net litigation costs of the Foundation – its actual outgoings – have much exceeded the figures estimated. The Foundation’s financial year now ends on 30 June, and its net litigation costs for Amaca have been:49

YE 30.6.2002	$42.5m
YE 30.6.2003	$53.1m
YE 30.6.2004	$53.0m

It is obvious that if the Fund continues to pay out at that rate, it will be exhausted in a few years, even taking into account the income which it might earn on the diminishing assets.50

2.42 It should be borne in mind that the funds of Amaca/Amaba were not $293m in money in hand. About a sixth was in that category, the remainder being the value of the leased properties and of the loan to JHIL, together with the present value of the QBE settlement and the amounts payable under the Deed of Covenant and Indemnity. There was also some insurance but its true value has proved difficult to assess.

[45]	Ex 3, Vol 3, Tab 9.

[46]	A total of $838m less $86.1m recoverable from insurers: Ex 3, Vol 3, Tab 9, p. 552.

[47]	Ex 3, Vol 3, Tab 9.

[48]	A total of $1,205m, amounts recoverable from insurers being assessed at $115.2m. Ex 3, Vol 3, Tab 10, p. 613.

[49]	Ex 339.

[50]	Towers Perrin letter of 17 February 2004 to Mr Cooper, Ex 9, p. 3.

I.	The move to the Netherlands: JHI NV replaces JHIL

Introduction

2.43 During 2001, but after the establishment of the Foundation and the separation of Amaca/Amaba from JHIL, steps were taken to substitute a new Dutch company JHI NV for JHIL as the holding company in the Group. This was effected pursuant to a scheme of arrangement under s 411 of the Corporations Act 2001(Cth).51

The scheme of arrangement

2.44 The main features of the scheme of arrangement and related reduction of capital were summarised in the materials before the Supreme Court52 as being:-

(a)	All members of JHIL whose address in the register of members was Australia, New Zealand, the United Kingdom or the United States of America were to receive an interest in shares in JHI NV in exchange for their shares in JHIL. The interest in JHI NV was to be held in the form of CHESS Units of Foreign Securities (CUFS) to allow trading on the ASX.

(b)	All other members of JHIL would receive the cash proceeds from the sale of their entitlement to interests in JHI NV. There were said to be approximately 100 such members with a combined holding of approximately 0.1 per cent of JHIL’s issued capital.

(c)	JHIL would become a wholly owned subsidiary of JHI NV;

(d)	JHIL would transfer all its shares in JH NV, the owner of the operating businesses and assets of JHIL and its controlled entities, to JHI NV at market value (based on the market value of the James Hardie Group).

[51]	The Corporations Act 2001 had come into force on 15 July 2001.

[52]	See affidavit of Donald Ewen Cameron sworn 9 August 2001, para. 14: Ex 278, Vol 1, Tab 2, p. 5.

(e)	JHIL would declare and pay a dividend to JHI NV and would effect a reduction of capital in respect of all its shares then held by its new parent, JHI NV, under which $775,326,261.04 ($1.72 per share) was distributed to JHI NV. The reduction was conditional on JHI NV subscribing for partly paid shares, and would be effected without cancelling any shares.

(f)	JHI NV would subscribe for partly paid shares in JHIL. Under the terms of issue of the partly paid shares, JHIL could call on JHI NV to pay any or all of the remainder of the issue price of the partly paid shares at any time in the future and from time to time. The callable amount under the partly paid shares would be equal to the market value of the James Hardie Group less the subscription monies already paid up.

2.45 The purposes of the scheme were said to be to position the Group for further international growth and to improve the after tax returns to shareholders. Grant Samuel & Associates Pty Limited (“Grant Samuel”) had been retained to provide an independent expert’s report on the proposed restructure and its view, in summary, was53:

“In Grant Samuel’s opinion, the proposed restructure is, on balance, in the best interests of James Hardie Industries’ shareholders as a whole. The transaction is essentially neutral insofar as shareholders will have the same underlying economic interest in the business of James Hardie Group before and after the proposed restructure. The primary benefit of the proposed restructure is an increase in after tax returns to shareholders. This benefit is a tangible and material gain relative to the status quo. IN the absence of some form of restructuring, James Hardie Industries faces an increasing corporate tax rate that could reach almost 50% in the near future. A “do nothing” approach would ultimately have negative consequences on shareholder value.

There are other benefits such as a more attractive “currency” for scrip acquisitions but these are not regarded as substantial. There are a number of costs, disadvantages and risks arising from the proposed restructure. Key issues for shareholders will be impacts on corporate governance and liquidity. While these factors are not inconsequential, and some may be significant for some shareholders, they do not, in Grant Samuel’s opinion, outweigh the benefits for shareholders as a whole.”

53 Ex 278, Vol 1, Tab 3, p. 261.

The proceedings in the Supreme Court of New South Wales

2.46 On 23 August 2001 Justice Santow ordered the convening of a meeting of members of JHIL, to be held in Sydney on 28 September 2001. The resolution was passed on that day by a very substantial majority, notwithstanding that much of the apparent justification for it had gone because of the announcement, on the evening before the meeting, of proposed changes reducing to zero the withholding tax on dividends paid from the United States to Australia.

2.47 The application was finally approved by Justice Santow on 11 October 2001. The result was that the shares in JHIL were all held by JHI NV, and consisted of54:

(a)	270 fully paid ordinary shares

(b)	100,000 ordinary shares paid to $50, but on each of which JHIL was liable to pay a sum to be calculated as:

JHI NV Share Price x 450,771,082
100,000

This sum was likely to be in the order of $1.9 billion.

2.48 During the hearing Justice Santow had raised the question of JHIL’s ability to satisfy any asbestos-related liabilities, and had been assured that JHIL’s ability to call on the partly paid shares would satisfy that liability.

Matters not drawn to Justice Santow’s attention

2.49 There are matters which were not drawn to Justice Santow’s attention but which it is said should have been. Three are of some importance.

2.50 The first concerns the communications from the Foundation about the inadequacy of its initial funding, culminating in the Foundation’s letter dated 24 September 2001. That letter, from Sir Llew Edwards to Mr Macdonald, contended that the Foundation, in light of the August 2001 Trowbridge Report, was not “fully

54 See Ex 276, Tab 6, p. 8 and Ex 278, Vol 2, Tab 11, p. 89 and Ex 17, p 40, para. 221(c).

funded” and that it would not be able to meet the claims of all asbestos victims. There is a dispute about the date the letter was sent, and received, and in particular whether it had been received well before the time when the order approving the scheme of arrangement was made on 11 October 2001.

2.51 The second matter was the existence of the Deed of Covenant and Indemnity executed on 16 February 2001 and the existence in that document of a “put” option, i.e. an arrangement whereby Amaca could be required to acquire for a nominal consideration all the issued shares in JHIL. There was no way, of course, that Amaca would ever have the funds to satisfy the amount which might become payable on the partly paid shares in JHIL.

2.52 The third matter was whether JHIL then had in mind, either as a formed intention or as a real possibility, the intention to cancel the partly-paid shares.

J.	The attempts to resolve matters between the Foundation and JHI NV/JHIL

2.53 In the period after the implementation of the scheme of arrangement in late 1991 until March 2003, the Foundation made a number of endeavours to persuade the James Hardie Group to recognise an obligation to provide further funds to it, and to pay a substantial amount. James Hardie was unwilling to pay anything, but was prepared to offer sums, variously described, effectively reaching $20m, in order to arrive at a “negotiated settlement” of the claims by the Foundation.

2.54 During that period JHI NV came under pressure to separate itself even more from the Foundation, and asbestos claims. In a paper prepared for the JHI NV Board meeting of 11 March 2003, Mr Shafron said:55

“... recent experience (June to October 2002) in renegotiating the terms of the Company’s long term notes indicates that the mere existence of arrangements with the Foundation causes anxiety among certain lenders at least and prejudices the position of and the terms available to the Company.”

55 Ex 148, Vol 2, Tab 24, p. 531.

2.55 There was a sense of urgency to resolve the position before the end of JHI NV’s financial year on 31 March 2003. Two proposals were considered:

(a)	An agreement with the Foundation whereby it (via Amaca/Amaba) would acquire the shares in ABN 60, and indemnify JHI NV in respect of any asbestos liabilities of ABN 60, in return for an increase in the funds of ABN 60 of the order of $20m.

(b)	If necessary, an exercise of the put option in the February 2001 Deed of Covenant and Indemnity.

2.56 Whilst the negotiations with the Foundation were proceeding, JHI NV and ABN 60 agreed to cancel the partly paid shares. Notification was given to the ASIC. It would take effect on 31 March 2003,56 but JHI NV and ABN 60 did not otherwise make it public.

2.57 JHI NV’s desire to hand control of ABN 60 over to the Foundation foundered on 17 March 2003 when the Foundation’s solicitors advised57 that the Foundation was not prepared to accept the proposal then in mind, and would very carefully scrutinise “any earlier actions taken by ABN 60 if the put option were exercised”.

2.58 A flurry of activity followed to seek an alternative course. In the event a new Foundation was established on 31 March 2003 to acquire the shares in ABN 60, and to use that company’s funds to pay the amounts due to Amaca/Amaba under the Deed of Covenant and Indemnity. The funds of ABN 60 were augmented by JHI NV to the extent of about $18.5m. Mr Morley, JHI NV’s Chief Financial Officer, calculated that on a “worst case scenario” the possible liability for asbestos-related claims by former employees of ABN 60, not covered by insurance, was approximately $10.76m, “leaving a surplus” of approximately $7.73m.58 This calculation makes no allowance for any liability to the Foundation or Amaca/Amaba.

56 Corporations Act, s 256C(3).

57 Ex 187, Vol 3, Tab 70.

58 Morley, Ex 121, p. 49, para. 323.

2.59 The result was that ABN 60 was now completely removed from the James Hardie Group. Its parent, its only corporate relative, was the ABN 60 Foundation.

K.	Deed of Rectification

2.60 During the remainder of 2003 the relationship between the Foundation and JHI NV soured further. An examination of the documentation executed at the time of the creation of the ABN 60 Foundation indicated that JHI NV might be liable to indemnify ABN 60 for claims made by Amaca/Amaba. In the result a Deed of Rectification59 was entered into between JHI NV and ABN 60 on 3 February 2004 to cure supposed errors in the drafting of a Deed of Covenant, Indemnity and Access between those parties entered into at the establishment of the ABN 60 Foundation.

L.	The Inquiry

2.61 The very large discrepancy between the initial funding of the Foundation and the actuarial assessments of its liabilities, gave rise to controversy resulting in the establishment of this Inquiry.

2.62 As I have noted, although the contention of inadequacy in the initial funding was much in contest at the commencement of the Inquiry, it is now accepted that there is a very significant inadequacy, although the legal obligation to provide for it is not accepted.

59 Ex 42, Tab 39, p. 254.

Part 2 – Term Of Reference 1

Chapter 3 – The Foundation’s Present Financial Position

A.	Issues

3.1	This Chapter discusses Term of Reference 1:

“The current financial position of the Medical Research and Compensation Foundation (“MRCF”), and whether it is likely to meet its future asbestos related liabilities in the medium to long term;”

There are five aspects to which it is necessary to direct attention:

(a)	the present assets of Amaca and Amaba, leaving out of account potential recoveries under, or in respect of, insurance policies;

(b)	the amount which may be expected to be recovered under, or in respect of, insurance policies;

(c)	the extent of the liabilities of Amaca/Amaba;

(d)	the likely life of the Foundation;

(e)	additional assets, if any.

B.	Amaca and Amaba’s assets

3.2 At the establishment of the Foundation the assets of Amaca totalled $293.5m and consisted of cash, securities and working capital ($47.9m), property ($66.8m), the discounted values of the settlement amount from QBE Insurance ($29.8m) and the amount payable under the Deed of Covenant and Indemnity ($80.3m)1 and the amount of the loan to JHIL ($68.7m).

3.3 Since then the properties have been sold to Multiplex Limited, the sale being completed on 24 March 2004 for $70m.2 The price was payable in

[1]	This was the estimate on 16 February 2001. On 23 February Mr Harman raised the NPV of the payments to $84.5m, but nothing turns on this : see Ex 69.

[2]	Cooper Ex 6 para. 23; T 19.40–20.3.

instalments, those remaining being payable in December 2004 and March 20053 with interest payable in the interim.4

3.4 The loan to JHIL was repaid in mid-2001.5

3.5 The assets of Amaca at various dates since the establishment of the Foundation appear from a summary extracted from the unaudited balance sheets for Amaca and Amaba as at 30 June 2004, prepared by Mr Cooper.6

	[Figures in $ million]	Feb	June	June	June
“	[Rounding may affect summations]	2001	2002	2003	2004
	Cash, Securities and Working Capital (5)	47.9	87.4	43.6	22.2
	Property (6)	66.8	72	72	0
	Multiplex Receivable (7)				48.0
	QBE Receivable (net) (2)	29.8	26.2	25	22.3
	C&I Receivable (2) & (4)	80.3		91.6	81.6
	Loan (JHIL) (3)	68.7
	Total Assets (1)	293.5	185.6	232.2	174.1
	Provision for notified claims (8)	(43)	(73.9)	(69.9)	(62.3)
	Net Assets	250.5	111.7	162.3	111.8

     Notes:

1.	These extracts from Amaca’s balance sheet at each of these various dates have been adjusted to clearly reveal the net present value of the C&I Deed and QBE income streams. To comply with accounting standards, the balance sheets in Amaca’s audited financial statement accrue a liability for deferred income equivalent to the NPV of these income streams. In order to make the NPV of these income streams visible at each relevant balance date, the liabilities for deferred income have been excluded.

2.	The payment streams for QBE and C&I are discounted at the then prevailing bond rate to calculate an NPV for the accounts.

3.	JHIL paid back the loan in 2001.

4.	In the 2001/2 financial year, accounting advice was received that the C&I payment stream could not be booked as an asset; this was reversed in 2003 following legal advice.

5.	A settlement receivable for $3m has been included in Securities for 2003 and 2004.

6.	From 2002, properties were no longer depreciated.

7.	Deferred settlement of property sale to Multiplex.

8.	Provisions for notified claims to be updated for June 30, 2004 financial year end however preliminary figure is $69m.”

[3]	T 19.53–55.

[4]	T 19.57–58.

[5]	Cooper Ex 6, para. 23.

[6]	Ex 339.

3.6 Amaba’s summarised Balance Sheet for the same period is:7

“	[Figures in $ ’000]	Feb	June	June	June
	[Rounding may affect summations]	2001	2002	2003	2004
	Cash and Working Capital	(293)	1,752	1,759	1,516
	QBE Receivable (net) (2)			982	876
	C&I Receivable	3,947		2,841	2,706
	Loan (JHIL)	2,204
	Total Assets	5,858	1,752	5,582	5,098
	Provision for notified claims:		(889)	(712)	(710)
	Net Assets	5,858	863	4,870	4,388

            Notes:

1.	Accounting treatments are as for Amaca.

2.	Amaba’s entitlement to QBE receipts was formalized and implemented in financial year 2002.”

3.7 In the result my view is that, as at the end of June 2004:-

(a)	the total assets of Amaca and Amaba were:

Amaca	174.100
Amaba	5.098

	$179.200	m

(b)	provision by each company for claims already notified was:

Amaca	62.300
Amaba	0.710

	$63.010	m

(c)	the net assets of the companies, after taking into account the provisions for claims already notified, were:

Amaca	111.800
Amaba	4.388

	$116.19	m

3.8 This is, of course, a disastrous position for the Fund. It means that almost 40 per cent of the Fund’s net assets have been used up in 3½ years of the Fund’s life. Another 20 per cent is provision for claims already notified. The consequences for the life of the Fund are very serious.

[7]	Ex 339. The total of Amaca and Amaba’s assets at February 2001, according to the figures in paragraphs 3.5 and 3.6, exceeds $293m, but the manner of arriving at that figure did not even entirely satisfactorily appear.

C. Insurance recoveries

Background

3.9 In February 2001 the MRCF “inherited” the extant insurance arrangements pertaining to Coy and Jsekarb.8 The Group’s insurance program was “run and controlled” by JHIL. Subsidiaries did not obtain separate insurance cover and “Insurance for asbestos risks was part of the Group’s general liability cover”.9 The documentary records available to the Foundation in relation to these arrangements remain incomplete.10

3.10 On 19 January 2001, prior to the separation of Coy and Jsekarb from JHIL, Mr Attrill retained Phillips Fox to “undertake a process of identifying, collating and advising on the non-QBE insurance policies”.11 Phillips Fox continued with that project after the establishment of the Foundation12 and in subsequent advice dated 1 March 2001 alerted the Foundation to a number of “gaps” in JHIL’s insurance arrangements, including:

“(a)	gaps in insurance records: the underwriters were not identified or were not clearly identified for every period of insurance;

(b)	the structure of the insurance program was not clear from the available documents;

(c)	only limited information was available on policy coverage in the 1981– 1982 and 1985–1986 policy periods and relevant wordings were missing; and

(d)	in some years (particularly, the 1986/87 policy period) there were significant doubts as to whether the contracts were ever fully placed.”[13]

[8]	Hutchinson, Ex 218, p. 6, para. 17.

[9]	Hutchinson, Ex 218, p. 6, para. 15.

[10]	Hutchinson, Ex 218, p. 6, para. 17. There is a difference of view between JHI NV/ABN 60 and the Foundation on why this has occurred. It is unnecessary to resolve it.

[11]	Attrill, Ex 56, p. 39, para. 156.

[12]	Attrill, Ex 56, p. 39, para. 158.

[13]	Hutchinson, Ex 218, p. 7, para. 21; Ex 218, Tab 8, pp. 77–189 at p. 79. See also letter of instructions: Hutchinson, Ex 218, Vol 1, Tab 9, pp. 72–76.

3.11 Mr Gill resigned as a director of the Foundation on 26 February 2003 and Mr Hutchinson was appointed a director on that date.14 Mr Hutchinson made a suggestion prior to joining the Foundation that a review of the Foundation’s insurance portfolio be undertaken. Mr Marshall Phillips (an experienced former insurance broker) was appointed to assist with this task.15 Since his appointment Mr Phillips has been co-ordinating the reconstruction of the Foundation’s insurance records and other aspects of its Insurance Recovery Project.16

3.12 For present purposes, the insurance policies relevant to the Foundation date from 1930, and fall into five periods:

“(a)	from the early 1930s to 1976, when the James Hardie companies were predominantly insured by QBE and its predecessor, the Queensland Insurance Co Ltd.;

(b)	from 1976 to 1981 when insurance was placed with various insurers being VACC, AIU (now AIG), GRE (now Zurich), Preservatrice (now HIH, in liquidation), Cigna (now ACE), INA (now ACE) and HIH (in liquidation);

(c)	from 1981 to 1986, when insurance was placed with various Lloyds syndicates and companies in the London market from time to time on an occurrence basis;

(d)	from 1986 to 1997 when insurance was apparently placed [with] various Lloyds syndicates and companies in the London market on a claims made basis; and

(e)	post-1997 when no insurance cover for asbestos claim made against James Hardie exists.”[17]

3.13 In relation to these periods:

(a)	From 1930 to 1976, “James Hardie” companies were insured “mainly under various policies issued by QBE” (and its predecessor the Queensland Insurance Co Ltd). JHIL’s rights under these

[14]	Mr Hutchinson is a solicitor with an extensive background in advising on corporate transactions, mergers and acquisitions. He is a former managing partner of Freehill, Hollingdale and Page. He holds or has held numerous board appointments including a number as chairman. He was the counsel for Lloyds from 1981 to 1998 and Lloyd’s Australia representative: Hutchinson, Ex 26, p. 1, paras 1–8.

[15]	Hutchinson, Ex 26, p. 3, para. 19; Hutchinson, Ex 218, p. 8, para. [26].

[16]	The MRCF established an Insurance Recovery Project team in mid-2003 to investigate systematically the provenance of various insurance arrangements, with a view to optimising insurance recoveries. Cooper, Ex 6, para. 22, Hutchinson, Ex 218, p. 2, para. 9, pp. 8–10, paras 26–28. The activities undertaken by the Insurance Recovery Project team are outlined in some detail in Mr Hutchinson’s statement of 31 May 2004: Ex 218, pp. 8–10, paras 26–28.

[17]	Hutchinson, Ex 218, p. 13, para. 34.

policies were the subject of a commutation in June 2000 with QBE[18] for a sum of $47.5m which will continue to be payable to the Foundation in annual instalments of $3.1m until 2014.[19]

(b)	From 1976 to 1981, insurance was placed with “various Lloyds syndicates and companies in the London market”. These policies are on “an occurrence” basis and are more complex than the previous arrangements with different “layers” of cover with different insurers accepting different percentages of risk.

The prima facie consequence of having “occurrence-based” policies is that only claims by persons who were exposed to (in the sense of inhaled) asbestos fibres during the period of insurance would fall within the policies. The investigation carried out by the Insurance Recovery Project team indicates that only $28m of available cover exists and this is limited by a “time on risk” practice.[20] The Foundation does not have any knowledge of how this “time on risk” practice developed and the extent to which it is legally obliged to accept the practice, and is seeking legal advice on the matter.[21] The balance of cover is either exhausted or with insolvent insurers such as HIH.[22]

(c)	From 1981 to 1986, cover was placed with CE Heath and various Lloyds syndicates and companies in London on “an occurrence” basis. According to Mr Hutchinson it appears that the aggregate

[18]	The documentation is to be found in Ex 75, Vol 5, Tabs 43–44, pp. 1380–1415.

[19]	Hutchinson, Ex 218, p. 15, paras 40–43.

[20]	Hutchinson, Ex 218, p. 16, paras 44–48. This approach to settling claims is described by Mr Hutchinson: Ex 218, pp. 20–21, paras 61–68. The practice arises in respect of claimants who may have been exposed to asbestos over a long period of time in circumstances where the “occurrence-based” policies only cover exposure between 1976 to 1981 and 1981 to 1986. Plaintiffs may have suffered exposure outside these periods and the policies would not respond to such exposure. A practice developed between JHIL and its insurers whereby each insurer was asked to contribute on a proportional basis based on the plaintiff’s period of exposure to asbestos. This is described as a “time on risk” basis. Mr Hutchinson described the implications of this “time on risk” approach as being two-fold:

“(a)	only a percentage of each claim will be compensated under each policy. If a plaintiff has been exposed to asbestos over many years, possibly decades, the percentage paid out under each policy will be small; and

(b)	the number of claims which will need to be indemnified will need to be very large to exhaust the available indemnity under a policy.” See Ex 218, pp. 2–21, para. 64.

[21]	Hutchinson, Ex 218, p. 20, para. 63; p. 21, para. 68.

[22]	Hutchinson, Ex 218, p. 17, para. 49.

value of cover for this period is $475m.[23] Approximately 50% of this cover is underwritten by Equitas.[24] Additional factors of concern relate to identification of insurers, inability to locate policy documents and indeed whether insurance was actually placed. The “time on risk” practice is also a limiting factor.

(d)	From 1986 to 1997, the policies are “claims made” policies which only respond to claims made by asbestos victims during the period of insurance. Accordingly, the time to notify any claims expired well before the establishment of the Foundation. It is suggested that there may be some relief available to “out of time” claimants by virtue of Insurance Contracts Act 1984 (Cth) s 54. This view is untested. In addition, insurers adopted a further protective measure of introducing retroactive clause into policies requiring both an occurrence after the retroactive date and a claim within the currency of the policy.[25]

There is a further issue as to whether the insolvency of HIH presents difficulties with regard to “claims made” policies, namely, the application of s 562A of the Corporations Act 2001 (Cth).[26] It is suggested also that there are difficulties in gaining access to the relevant policies from the joint liquidator of HIH.[27]

In any event, Trowbridge has estimated the total expected settlement costs for all claims reported in this period at $64.8m and total expected legal costs for the period at $22.37m.[28]

(e)	Post-1997. The Foundation has been advised by its brokers that there are no policies which respond to asbestos related claims due to

[23]	Hutchinson, Ex 218, p. 17, para. 51.

[24]	Hutchinson, Ex 218, pp. 17–19, paras 52–55.

[25]	Hutchinson, Ex 218, p. 21, para. 70–71; MRCF Initial Submissions: Chapter III, pp. 75–76, paras 3.51–3.52.

[26]	Hutchinson, Ex 218, p. 22, para. 72; see also MRCF Initial Submissions: Chapter III, pp. 76–77, paras 3.53– 3.60.

[27]	Hutchinson, Ex 218, p. 22, para. 73.

[28]	Cooper, Ex 295, p. 5, para. 10 and Annexure C, pp. 16–19 at pp. 18–19.

the express exclusion of asbestos liability in the policy wording from 1997. It is investigating this matter further.[29]

Recoveries going forward

3.14 It is against that background that the prospect of future insurance recoveries falls for consideration. In this regard, there are three views to be considered, namely those of Trowbridge, KPMG (Mr Wilkinson), and the Foundation (Mr Hutchinson).

3.15 Trowbridge - The Trowbridge estimate is to be found in the 2003 Trowbridge Report30. This provided a projected “potential exposure for both known and potential asbestos-related claims at 30 June 2003 as being $1,089.8m”. The estimate was arrived at after deducting $115.2m,31 as amounts recoverable from insurers.32 That is the discounted present value of payments projected to arise in all future years, using a discount rate of 5% per annum. The estimate represents the net present value of future recoveries for general liability claims. It does not include claims by former employees.33

3.16 The analysis supporting Trowbridge’s estimate is in Section 6 of the 2003 Trowbridge Report34 and was summarised in Trowbridge’s Submissions as follows:35

“In estimating Amaca’s and Amaba’s future insurance recoveries for the June 2003 Report, Trowbridge took into account the following:

(a) the type of insurance policies held by Amaca and Amaba;

[29]	Hutchinson, Ex 218, pp. 22–23, paras 74–78.

[30]	Ex 3, Vol 3, Tab 10, pp. 607–672.

[31]	This estimate makes no allowance for future recoveries arising out of the settlement with QBE Insurance Limited: Ex 3, Vol 3, Tab 10, p. 614, for the period of cover 1965–1976 (QBE had agreed to pay a total of $46m over 15 years at the rate of approximately $3.1m per year).

[32]	Ex 3, Vol 3, Tab 10, p. 613, Table 2.

[33]	See Ex 3, Vol 3, Tab 10, p. 620 (Bullet point 3), p.613, Table 2. According to Mr Hutchinson most workers compensation claims are met by policies issued by MMI (now Allianz): Ex 218, pp. 30–31, paras 106–110. Allianz either accept risk or act as agent for WorkCover although there are some residual costs not covered by these policies such as “ex-gratia” payments. Trowbridge evaluated this residual exposure but noted that it is “relatively small”: Ex 3, Vol 3, Tab 10, p. 621. There was some concern regarding the NSW Court of Appeal decision in Orica Limited & Anor v CGU Insurance Limited [2003] NSWCA 331, namely, “that common law liability for an injury (in that case a dust disease) that occurred after the period for which the policy of insurance was in force was not covered by the terms of the policy ...”. – see the Explanatory Note relating to the Workers Compensation Legislation Amendments Bill 2004, p. 2, para. (d) .. This issue has now been addressed by the amendments contained in the Workers Compensation Legislation Amendment Act 2004 No 56 which inserted s151AAA into the Workers Compensation Act 1987 No 70.

[34]	Ex 3, Vol 3, Tab 10, pp. 644–646.

[35]	Trowbridge Initial Submissions, pp. 42–44, paras 119–129. This is a plausible explanation of the methodology but I doubt that the actual evidence in the Inquiry goes so far.

(b)	the periods of exposure for which Amaca and Amaba had insurance coverage and with which insurer;

(c)	the limits of indemnity on those insurance policies and whether those limits had been reached; and

(d)	the details of ARD claims settled by James Hardie between 1993 to 2002, including the period of exposure to asbestos reported in each settled claim and the existence and extent of insurance coverage during those periods of reported exposure.”

3.17 The various Trowbridge estimates are summarised in the following Tables from that Report:

“Table 2 - Projection of potential exposure for both known and potential asbestos-related claims at 30 June 200336

	$m	$m
General Liability Claims (including legal costs)
- arising from mesothelioma	968.3
- arising from other asbestos-related diseases	218.9	1,187.2

Workers’ compensation claims		16.3
Additional daims involving Waterside Workers		1.5
Amounts recoverable from insurers		(115.2)

Total		1,089.8

Table 6.1 - Insurance limits1 ($000)37

	QBE	AIG	Various	CIGNA	Heath
Exposure Years	1965-76	1976-79	1979-80	1980-81	1981-86
Amaca Pty Ltd	13,500	6,000	15,000	50,000	Unlimited
Amaba Pty Ltd	11,400	4,000	2,000	50,000	Unlimited

1 CIGNA and Heath limits apply across all companies in the group

Table 6.2 - Estimated past recoveries from insurers ($000)38

	Harflex	QBE	AIG	Various	CIGNA	Heath
Claimed against insurer[1]	92,233	40,932	26,020	7,470	5,551	16,235
Amount of Cover Used	n/a	33,336	26,020	7,470	5,551	16,235

1 Estimated amounts from claim database ”

[36]	Ex 3, Vol 3, p. 613.

[37]	Ex 3, Vol 3, p. 644.

[38]	Ex 3, Vol 3, p. 645.

3.18 KPMG–Wilkinson — In his evidence, Mr Wilkinson of KPMG Actuaries Pty Ltd made several observations relevant to insurance recoveries, including:

(a)	“... contracts written on a claims made basis will provide little by way of future recoveries”.[39]

(b)	“... the failure of HIH and the uncertainty surrounding the availability and applicability of cut-through arrangements make recoveries under the period 1990–1997 uncertain and possibly unlikely, depending on the interpretation of s562A” of the Corporations Act 2001 (Cth).

(c)	“The discounted value of open claims, using my assessment, is $78m and it is also perhaps worth reflecting that total gross payments ever made, up to June 2003, were of the order of $190m. These two figures should be compared with cover of in excess of $1bn placed in the period 1986–1997. All in all, I find it difficult to conceive how this extra cover can be made use of in the future, given that most of the outstanding claims provisions relate to IBNR claims.”

(d)	“As such the claims made policies, in my opinion, have very limited potential for further recovery and protection to the liabilities, particularly in relation to IBNR claims.”[40]

3.19 Mr Wilkinson, in focusing his analysis on contracts written on a loss occurring basis, concluded that the discounted value of his central estimate of insurance recoveries was $160.8m (undiscounted value $336.6m).41 Mr Wilkinson noted:

“The extent to which this is actually recoverable will depend greatly on how the actual exposures of the individual claimants is allocated to occurrence years”.42

3.20 Foundation/Hutchinson - Mr Hutchinson’s evidence was based on his understanding of the work of the Insurance Recovery Project Team with regard to expected future insurance recoveries. It is to the following effect:

“(a)	recoveries under the insurance policies held by the Foundation in relation to its asbestos liabilities will meet only a small percentage of future claims. It is impossible to quantify likely future recoveries. However, it is the present view of the Insurance Recovery Project team that such recoveries will not exceed 12% of claims paid and may well be less. The basis for that view is:

(i)	12% is the percentage projected by Trowbridge for recoveries in Table 6.3 of the 2003 Trowbridge Report (at Ex 2, Folder 3, Tab 10)

[39]	Ex 312, p. 7, para. 35.

[40]	Ex 312, p. 7, paras 36–38.

[41]	Ex 312, p. 9, para. 50 and see Wilkinson, Ex 252, p. 133, Appendix N.

[42]	Ex 312, p. 9, para. 50.

in respect of those policies which the Insurance Recovery Project team considers are still available to the Foundation. The relevant policies are described as “various”, “Cigna” and “Heath” by Trowbridge and correspond to the 1976 to 1981 and 1981 to 1986 policy periods;

(ii)	the Foundation’s experience since its inception is that it is not quite recovering 12% of claims paid...;

(iii)	there is no basis for the Foundation to think over the long term that those recoveries will increase although recoveries on an annual basis may fluctuate; and

(iv)	indeed, there are reasons to be concerned that recoveries under the Heath policies may be more limited in the future.

This view does not include the payments from QBE.” [43]

3.21 It is obvious that the views expressed in relation to insurance recoveries are estimates, incorporating value judgements. The passage of time since the inception of the policies must affect, as a practical matter, the prospects of successful recoveries. Recognising that Mr Hutchinson’s estimate that insurance recoveries will not exceed 12 per cent of claims has significant elements of uncertainty, it is yet in the same range as Mr Wilkinson’s estimate of $160.6m as the net present value of insurance recovery. In my opinion an estimate in line with that of Mr Hutchinson is appropriate, based as it is on the experience of the Foundation and the work so far of the Insurance Recovery Project Team.

3.22 Resolution of this issue has a somewhat academic air, because insurance recoveries would not come all at once but only at or after payments out to claimants by Amaca and Amaba as claims were settled in future years. The level of payments out in the short term is so high - see below - that the funds of those companies would be exhausted before the insurers would be called on to pay.

HIH Claims Support Scheme

3.23 I should mention also the HIH Claims Support Scheme.44 This Scheme was introduced in May 2001 by the Commonwealth to provide assistance to policy holders experiencing hardship as a result of the HIH collapse. Details of the Scheme

[43]	Hutchinson, Ex 218, pp. 4–5, paras 12–13.

[44]	See Ex 294.

are outlined in Mr Hutchinson’s statement of 23 June 200445. A sum of $640m has been appropriated to provide financial assistance to eligible persons.46

3.24 Amaca and Amaba have lodged applications under the Scheme but there has been no formal response from HIH Claims Support Limited, (the entity administering the scheme on behalf of the Commonwealth).47 I am not in a position to reach any concluded view as to the likely success of any claims by Amaca or Amaba. The HIH Claims Support Scheme, however, is discretionary and in any event the aggregate maximum funds available to all successful claims is $640m.48 As noted by Mr Meagher SC in oral submissions, it would seem an “unintended consequence if the scheme was able to produce significant funds in relation to this Foundation”.49

Commutation of Existing Insurance Policies

3.25 Mr Attrill raised the issue of the commutation of various policies in the London insurance market,50 suggesting that the “full aggregate value of the policies placed in London from 1981 to 1988 equates to in excess of $700m”.51

3.26 Mr Hutchinson’s evidence with regard to this issue was that “the insurance policies during period 1981 to 1988 comprised:

“(a)	occurrence-based cover for the period 1981–1986 which have an aggregate face value of $475 million ...; and

(b)	claims-made cover for the 1986/1987 and 1987/1988 policy period are $85 million in any one year of insurance (subject to there being a $1 million deductible during the 1987/88 policy period) or a total of $169 million...however, this amount of $169 million should not be included in any calculation”.[52]

[45]	Hutchinson, Ex 294.

[46]	Appropriation (HIH) Assistance Act 2001 (Cth).

[47]	Hutchinson, Ex 294, p. 3, para. 15.

[48]	Outline of the MRCF’s Oral Reply, para. 5.2(d).

[49]	T 3714.41–43.

[50]	Attrill, Ex 56, pp. 39–40, para. 161.

[51]	Attrill, Ex 56, p. 40, para. 161(d).

[52]	Hutchinson, Ex 218, p. 24, para. 85.

and he responded to Mr Attrill’s suggestion in the following terms:

“(a)	in respect of the suggestion (discussed below) that policies placed in London from 1981 to 1988 offer cover in excess of $A700,000,000, that is not the case. The amount likely to be available to the Foundation under those policies is likely to be only a fraction of the aggregate cover on the face of those policies. Further, there are impediments to recovering under those policies which are discussed below; and

(b)	in respect of the suggestion that the London policies might be commuted, that suggestion has been considered and is still being investigated by the Insurance Project Recovery team. A difficulty is that, in light of the uncertainty surrounding the cover, it is difficult to form a view as to the proper commutation value of the policies. The “time on risk” practice also very significantly impacts upon the amount the Foundation would be likely to receive in a commutation, likely being only a fraction of the face value of the policies. The Insurance Project Recovery team’s present view is that it is doubtful whether the policies will be able to be commuted at all. Assuming they are, and it were proper to do so, it seems unlikely that the commutation will be for an amount which would significantly improve the Foundation’s ability to meet its future claims liabilities.”[53]

3.27 Mr Hutchinson also concluded:54

“... assuming the time on risk approach is correct, the possible commutation value of the policies is likely to be a fraction of the face or aggregate value of the policies. This would appear to be the case even if the time on risk profile changes in the future such that the 7% recovery under the Heath policies may vary based on a variation in exposure periods over time.”55

3.28 The JHI NV Submissions contend that Mr Hutchinson did not take account of the most recent work undertaken by the Insurance Recovery Project team and in particular the visit to London during the Inquiry by Mr Sutherland and Mr Phillips in May 2004 as part of the project.56 The report by Mr Sutherland and Mr Phillips is now in evidence.57 It records some progress but does not provide any material assistance towards achieving a more accurate basis for estimating future insurance recoveries. I found nothing in the evidence on this question which would lead me to change the views on likely insurance recoveries expressed above.

[53]	Hutchinson, Ex 218, pp. 4–5, para. 12.

[54]	Hutchinson, Ex 218, pp. 23–27, paras 79–92.

[55]	Hutchinson, Ex 218, p. 27, para. 92.

[56]	JHI NV Initial Submissions on Term of Reference 1, pp. 5–11 at p. 8.

[57]	Ex 318. The report is undated.

QBE Commutation in June 2000

3.29 An issue, which I note in passing, is that the Foundation contends that the QBE policies for the “period from the early 1930s to 1976” were commuted in June 2000 for an amount less than Amaca and Amaba might have recovered in future had the policies remained on foot.58 This issue was not explored in evidence before the Commission and I decline to express a view on the topic.

D. Extent of the asbestos-related liabilities

Make no finding?

3.30 There is an initial question raised by the Submissions of UASG and MRCF. They urge me not to make a finding as to the future asbestos-related liabilities of Coy and Jsekarb. They submit that the areas of uncertainty involved are so numerous and so potentially significant that an attempt to settle on a figure is inappropriate, particularly given the history of continual increases in the actuarial estimates of Coy and Jsekarb’s liabilities.59

3.31 There is some force in this submission but I do not accept it. In my opinion the proper course is to make such findings as are possible on the evidence before me, whilst recognising the presence of uncertainty. I am required by the Terms of Reference to report on the current financial position of the Foundation, and I would not be doing so if I did not attempt to estimate the current and future asbestos liabilities of Coy and Jsekarb.

Central estimate

3.32 The most current detailed actuarial assessments in evidence estimate the present and future liabilities of Amaca and Amaba as at 20 June 2003. Mr Wilkinson has also reviewed claims data to February 2004 and after analysis, concluded that his valuation assessment as at June 2003 remained reasonable in light of the emerging experience.60 It is convenient then to focus on the 30 June 2003 assessments.

[58]	MRCF Initial Submissions, p. 61, para. 3.13; see also Shankland, Ex 315.

[59]	MRCF Initial Submissions, pp. 8–58; UASG Initial Submissions, paras 3.38–3.44.

[60]	Ex 312, para 62.

3.33 The key points of difference between the Trowbridge and KPMG assessments may be summarised as follows:

	Trowbridge		KPMG
Future Meso reports	4,149			4374
Average non-nil cost (Meso)	$280,000			$301,750	[61]
Nil claims (Meso)	20%			17.5%
Expected Peak (Meso)	2011/12			2011
Discount Rate	5%			4.49-5.56%
Superimposed Inflation	Nil			2%
NPV	$1,089.8	m	$	l,573.4	m

3.34 The financial impact of these points of difference was outlined in the KPMG report as follows:62

“Table E.5 - Analysis of variation of liabilities at June 2003

	Contribution $m	Liability $m
Trowbridges’ Recommendation		1,089.8
Average Costs	89.1
Numbers	47.5
Nil Settlement Rate	44.2
Superimposed Inflation	356.5
Discount Rate	(53.7)
Total Contribution	483.6
KPMG Assessment		1,573.4	”

It will be seen that the major contribution to the difference is superimposed inflation. Adding an allowance for it at 2% to Trowbridge’s estimate would increase the estimate by about $360m giving a new total of $ 1,449m. That figure is not, in the scale of things, greatly removed from KPMG’s estimate.

[61]	Includes a “large claim” allowance of $41,750: Ex 252, p.105.

[62]	Ex 252, p. ix.

3.35 In the circumstances I regard it as appropriate to accept a figure of $1.5 billion as a reasonable central estimate of the present and future liabilities of Amaca and Amaba, within the limitations of the work done by Trowbridge and KPMG.63 These conclusions are supported by Mr Whitehead’s view that the Trowbridge 2003 estimate satisfied his “reasonableness” tests.64

Qualifications concerning central estimate

3.36 It is necessary, however, to emphasise several matters.

3.37 One is that this is a central estimate, produced by a deterministic, rather than stochastic, model. A deterministic model produces a single result from a given set of input assumptions. It may be contrasted with a stochastic model which attempts to give more information about the probability of different outcomes. Mr Whitehead explained:65

“3.4.59 - A stochastic or probabilistic model is one which produces a complete estimated probability distribution of the value of the liability. A probability distribution provides a measure of the relative likelihood of a particular value eventuating out of the total range of possible values identified by the model.

3.4.60 - In order to produce a stochastic model, at least one, and usually more than one, of the input assumptions or intermediate processes must be in the form of a probability distribution. For example, the number of claims reported in each future year might be represented by a probability distribution.

3.4.61 - The deterministic model might assume that say 100 claims will be reported next year. In the stochastic model, the model might assume that on average, 100 claims will be reported, but that the actual number reported could be as low at 50 or as high as 200. The input assumptions would list all the possible values for the number of reported claims for that year and the associated probability that each outcome will eventuate.

3.4.62 - A stochastic model provides much more information about the value of the liabilities than a deterministic model. For example, in addition to the mean or average of the liability (which is what the deterministic model would usually be attempting to value), the stochastic model will provide an estimate of the standard deviation of the value of the liability, and the percentiles of that value.

3.4.63 - As an example, the mean liability could be $1.0 billion, while the 75th percentile is $1.3 billion. This means that if we were to consider all the possible values of the liability that could emerge in future, then 75% of the time the value of

[63]	A finding to this effect is supported by the submission of JHI NV (Initial Submissions on Term of Reference 1, para. 29); Counsel Assisting (T3902.26–33) and Trowbridge (Initial Submissions, paras 98–100).

[64]	Ex 251, p. 4–37 ff.

[65]	Ex 251, para 4.9.1–4.9.23.

those liabilities would be less than $1.3 billion (or conversely, 25% of the time the actual liabilities will exceed $1.3 billion).

3.4.64 - APRA, the prudential regulator for general insurance companies in Australia, requires general insurers to set their outstanding claims provisions at a level that at least meets the 75th percentile value. The intention of holding a provision that exceeds the mean or average value is to provide a buffer against the possible (and not improbable) emergence of liabilities that exceed the mean.”

3.38 In a deterministic model, as employed by Trowbridge and KPMG, the sensitivity analysis does some of the work of a stochastic analysis by indicating a range of plausible scenarios that would result in larger or smaller liability outcomes. Hence the importance of these analyses. They give useful content to the almost conventional statements that actuarial projections are uncertain.

3.39 The significance of a central estimate is that it represents an amount that, if invested for the return implied by the discount rate, would have a 50/50 chance of being adequate to meet the projected claims.66

3.40 The proposition in the preceding paragraph, however, must be further qualified. It is untrue if the fund is a closed fund (ie, a fund which has no prospect of accretions to its capital, save by return on its investments), as opposed merely to a provision in the accounts of an entity that has other resources able to be called on in need. This is because a deterministic model such as this does not allow for the volatility of claim payments and investment returns. This consideration was highlighted by both PricewaterhouseCoopers67 and Access Economics.68 The latter made the point quite graphically:

“It should also be noted that small changes in inflations/rates or returns at the start of the forecast period can also be highly significant to the results. For example, a poor return in an early year can jeopardise the viability of the entire scheme over the forecast horizon. This effect illustrates the importance of performing sensitivity analysis on the results. While returns may average a particular rate over the forecast horizon, the dispersion of returns in individual years can be of critical important to the final result.”

This consideration would be of particular significance if, as occurred in February 2001, it were proposed to attempt to achieve higher rates of return than the “risk free” discount rate adopted by Trowbridge and KPMG for their 2003 estimates.

[66]	Minty, T 821.10–17; Marshall, T 915.29–38; Wilkinson, T 3383.28–47.

[67]	Ex 1, Vol 8, Tab 83, pp. 2286–7.

[68]	Ex 1, Vol 8, Tab 84, p. 2295.

3.41 Again, the $1.5bn central estimate is subject to the limitations of the particular reports. They do not allow for some areas of potential liability such as exemplary damages and they specifically exclude certain potential liabilities. The 2003 Trowbridge Report referred to them as:69

“•	a lowering in the standard of causation in a number of lung cancer claims, reversing the generally accepted condition that evidence of asbestos is required before lung cancer will be attributable to asbestos exposure

•	claims arising from mental anguish associated with asbestos exposure and/or disease

•	cross-claims by Amaca

•	environmental, land remediation or clean-up claims

•	general emergence of new sources of claims not currently represented in the Amaca database

•	claims arising outside of Australia

•	costs incurred due to the charge-back from NSW Dust Diseases Board (DDB) of amounts paid by it before the settlement of a claim at common law.”

3.42 Two other areas where claims may increase have been largely omitted from consideration by Trowbridge and KPMG. They are “third wave claims” and increases in “propensity to sue”.

3.43 Mr Whitehead described third wave claims in this way:70

“...the first wave of claims are generally linked to the mining and milling of asbestos and the production of the people producing it involved in asbestos products, so those would be people working in mines or the mills or working in the plants where asbestos was used to produce, for example, asbestos sheets. The second wave of claims would arise from the people who make use of those products. In the case of asbestos it was largely people in the construction industry for example and ship building and the workers were exposed and others were exposed to the asbestos in using and installing the asbestos containing product. We then have the situation where that asbestos remains in the environment until it is

[69]	Ex 3, Vol 3, Tab10, p. 655. As Counsel Assisting’s Initial Submissions, Section 1, para. 18 note, some indication of the magnitude of the risks associated with some of these potential liabilities (in particular, remediation, DDB reimbursements, and exemplary damages) appears from James Hardie’s own records (see Ex 57, Vol 1, pp. 14–16; the Forrest QC and Watson Opinion on exemplary damages (Ex 61, Vol 4, pp. 294– 295, 305–319); and Attrill’s evidence (T1165.40–1166.1; 1217.47–1220.5). The likelihood of the risk occurring and the magnitude of such impact if it does, both need to be considered. Some of the documents in which these matters are discussed are subject to non-publication orders. It is sufficient to say that the risks appear to be significant, and that in some cases (remediation in particular) the potential liabilities may be very large.

[70]	T 3211–12

ultimately removed and there is on-going exposure, sometimes call secondary exposure, which could potentially lead to further claims in the future. That exposure is on-going and is based on the fact that, as I say, there’s a significant amount of asbestos in the Australian building environment which would lead to people being exposed to asbestos and having mesothelioma cases and those are in the third wave claims.”

3.44 Mr Minty accepted that Trowbridge’s model did not fully allow for such claims and, in particular, did not make full allowance for exposure to asbestos being an ongoing matter.71 Mr Wilkinson agreed that the exposure data that underlay his model made no allowance for third wave claims.72

3.45 The removal of asbestos which is now in situ is likely to involve much lower levels of exposure than the original mining, milling, manufacturing and installation of asbestos.73 On the other hand, while standards of practice and risk awareness in relation to occupational asbestos exposure may be relatively high, it is doubtful if that is so for the large number of “do-it-yourself” home renovators and repairers in the Australian community. Identifying that asbestos has been encountered may itself be a problem. James Hardie had been responsible for 70 per cent of Australian asbestos consumption.74

3.46 Mesothelioma claims against James Hardie have increased at a much higher rate than the incidence of mesothelioma in the community and increases in propensity to claim are likely to be the main explanation.75 The fact that:

(a)	mesothelioma claims against Amaca have been continuing to increase (rather than peak or plateau), and

(b)	while James Hardie accounts for 70% of Australian asbestos consumption, it has claims made against it in a significantly smaller proportion of the total number of cases;

[71]	T 3320.17–3321.50.

[72]	T 3389.53–57.

[73]	This view is reflected in some American literature (see Ex 274, B Price, “Analysis of Current Trends in United States Mesothelioma Incidence”, (1997) 145 American Journal of Epidemiology 211 at 217).

[74]	Ex 251, p. 3–21; Figure 3.5 and see T 3391.20–24. There is no evidence that it had ever conducted or been responsible for a public education campaign designed to educate the public about the risks of the huge volumes of James Hardie asbestos products still in homes and workplaces in Australia. It was invited to adduce such evidence: T 2598.33–47

[75]	See Whitehead at T 3208.51–3209.2; Minty at T 3326.47–55; Marshall at T 3444.35–40, Ex 262 at p. 7.

together suggest that there remains potential for further increase in the rate of claims against Amaca.76 While Mr Wilkinson’s impression was that propensity to claim was not likely further to increase, he acknowledged that it may be necessary to do more research into the question77.

3.47 A consequence of the views above is that it is only appropriate to adopt $1.5bn as a minimum central estimate of the liabilities of the Foundation.

How much would be necessary for a closed fund?

3.48 A further consequence of those views is that it would not be appropriate to treat $1.5bn as the amount which, if invested in a closed fund, would give a high degree of assurance that all claims would be met. The actuaries were agreed that they would approach the task of determining the quantum for such a fund differently from the way in which the reports in respect of Amaca and Amaba were prepared. In particular, the evidence indicates that in carrying out such a task, it would be necessary or appropriate:

(a)	to make allowance for the risks which were identified as “excluded” in Section 8 of the 2003 Trowbridge Report;

(b)	to make allowance for “third wave” claims, to the extent that the existing model did not make adequate allowance for them;

(c)	to make allowance for the possibility of further increases in the propensity to claim against Amaca and Amaba;

(d)	possibly, to provide for a “buffer” or prudential margin.[78]

[76]	Whitehead at T 3209.33–3210.14; Minty at T 3328.3–3329.20).

[77]	T 3401.53 – 3402.33.

[78]	Minty at T 3319.54–3320.15; 3321.35–50; 3329.11–34; 821.5–823.57; Wilkinson at T 3397.48–3398.27; 3399.26–3400.49; 3402.20–33; Marshall at T 913.6–915.3; 3444.35–3445.44.

3.49 To some – perhaps a large – extent these considerations are allowed for in Mr Wilkinson’s sensitivity analysis, which is as follows:79

“Table 9.16: Sensitivity testing KPMG’s 2003 valuation results

			Difference to
		Discounted	Central
		Net Liabilities	Estimate**
		$m	$m
Central Estimate Basis		1573.4
Scenario 1	Discount rate at 0% per annum	3,403.1	1,829.6
Scenario 2	Nil settlement rates increase:
	mesothelioma up by 2.5%, non-mesothelioma & workers compensation up by 5%	1,516.1	-57.3
Scenario 3	Superimposed inflation – 6% for 5 years, then linearly decrease over the next 5 years and remain at 2% long term	1,709.9	384.6
Scenario 4	Average claim size – increased by 10% for all claim types	1,709.9	136.5
Scenario 5	Notification curve – increased by 10% at all future periods	1,722.7	149.3

**If one were to wish to combine two or more scenarios together, adding the monetary changes indicated above would not necessarily reflect the true combined effect of the revised scenarios but would provide a broad indication of the financial impact.”

3.50 On Mr Wilkinson’s evidence, it seems that if he were defining a fund which would have a reasonable chance of meeting all claims he would have adopted more conservative estimates for the main aspects of liability (superimposed inflation, claims size and claim numbers).80 In their submissions Counsel Assisting have suggested that having regard to Mr Wilkinson’s evidence, a rough guide to an amount that might, in a separate fund, give reasonable confidence that all claims would be paid would be $2.24 billion, a sum derived by adding to the KPMG central estimate each of the sensitivity amounts for those matters.81

[79]	Ex 252, p. 109.

[80]	T 3397.48-3398.29, 3399.26-3400.50.

[81]	Initial Submissions, Section 1, para. 25.

3.51 The burden of this submission is not that $2.24 billion is a reliable estimate of such an amount, but rather that it is an indication of the significantly greater sums beyond the actuaries’ central estimates that might have to be provided if a fund were to be estimated on a once and for all basis to cover all Amaca and Amaba claims.

3.52 I agree with that view.

E. Life of the Fund

3.53 Since the establishment of the Foundation, Amaca has sustained very substantial operating losses. They may be seen in the following summary of Amaca’s Income Statements for the period to June 2004:82

“	[Figures in $ million]
	[Rounding may affect
	summations]	June 2001 (1)	June 2002	June 2003	June 2004
	Investment:	9.5	5.4	(2.3)	3.1
	Property:	6.6	5.4	5.6	4.1
	C&I:	2.0	5.3	5.3	5.3
	Total Income:	18.1	16.1	8.6	12.5
	Settlements	40.2	38.0	49.0	48.1
	Legals	8.2	8.7	10.2	9.3
	QBE Income (2)	(6.8)	(2.2)	(3.0)	(3.0)
	Insurance Recovery	(9.8)	(2.0)	(3.1)	(1.4)
	Net Litigation Cost	31.8	42.5	53.1	53.0
	Operational Costs (4)	0.9	2.0	2.4	4.8
	Operating Loss	(14.6)	(28.4)	(46.9)	(45.3)
	Movement in Provisions (3)	(6.0)	(24.9)	7.0	7.6
	Net Loss	(20.6)	(53.3)	(39.9)	(37.7)

Notes:

1.	The June 2001 period is 15 months covering 10.5 months under JHIL management and 4.5 months under the Foundation management.

2.	The QBE receipts were originally based on income recognition over a 30 year period commencing in 1995. From 2003 these receipts have been recognized as cash is received.

3.	From 2003, the provision for notified claims was reduced following an internal analysis of actual settlement costs compared with existing settlement reserves.

4.	Commission costs which are subject to an insurance claim for recovery are included in this figure. For June 2004, a credit of $1m has been accrued based on estimated recovery.”

[82]	Ex 339.

3.54 Amaba’s summarised Income Statements for the same period are:83

“	[Figures in $’000]
	[Rounding may affect
	summations]	June 2001	June 2002	June 2003	June 2004
	Investment:	139	70	82	84
	C&I:	105	1,250	202	202
	Total Income	244	1,320	284	286
	Net Litigation Cost	452	1,489	187	413
	Operational	30	102	102	115
	Operating Profit (Loss)	(238)	(271)	(5)	(242)
	Movement in Provisions	(1,850)	(961)	182	2
	Net Profit (Loss)	(2,088)	690	177	(240)

Notes:

1.	The June 2001 period is 15 months covering 10.5 months under JHIL management and 4.5 months under the Foundation management.

2.	The accounting treatments are as for Amaca except that each open claim is valued and provisioned. The net litigation cost reflects the difference between actuals and provisions.”

3.55 The total amounts which have been paid out each year as a net litigation cost are thus very large, totalling in the period since 1 July 2001:

Year ended 30 June 2002	$43.989	m
Year ended 30 June 2003	$53.2187
Year ended 30 June 2004	$45.540	m

3.56 The Foundation could not continue to pay out at that rate. If it did it would be exhausted in about three years, even taking into account the income which it might earn on the diminishing assets, and Towers Perrin, the investment advisers to the Foundation, have expressed the view,84 based on the actual cash outflows of the Foundation, that all its assets will be exhausted by March 2007.85 That view has not been seriously challenged. Mr Cooper’s evidence was to generally similar effect.86 I accept that the life of the Foundation is about three years, perhaps a little less.

[83]	Ex 339.

[84]	Towers Perrin advice of 17 February 2004, Ex 9, p. 3.

[85]	I would note that the cash outflows have brought about a situation where the Foundation has had to adopt a low-risk strategy in its investments in order to have cash to meet its commitments: see Ex 9, p. 3.

[86]	T172.15–35.

F. Additional assets

3.57 Contentions have been advanced on behalf of the Foundation, and other parties, that the Foundation, Amaca or Amaba has causes of action against James Hardie companies, various individuals, actuaries, solicitors and others, and that the assets may be augmented by the proceeds of any litigation in respect of such causes of action. To the extent necessary I have dealt with such claims in other Chapters of this Report.

Part 3 – Term of Reference 3

Chapter 4 – Introduction

4.1 The Chapters in Part 3 deal with Term of Reference 3:

“3.	The circumstances in which any corporate reconstruction or asset transfers occurred within or in relation to the James Hardie Group prior to the separation of MRCF from the James Hardie Group to the extent that this may have affected the ability of MRCF to meet its current and future asbestos related liabilities.”

4.2 The “asset transfers” to which Term of Reference 3 is applicable commence in 1995 with the sale of Coy’s technology to another company in the Group for $75m. I discuss that in Chapter 5. In 1995 Coy also sold a number of its controlled entities for a net profit of $38.255m. That too is discussed in Chapter 5.

4.3 The proceeds of the sales to which I have referred in paragraph 4.2, together with some retained profits, were effectively paid out as dividends during the YEM 1996. The propriety of the declaration of the dividends (totalling $100.9m) is discussed in Chapter 6. So too is the propriety of the declaration of a dividend of $43.5m in the following year. During relevant years Coy paid JHIL substantial management fees. A consideration of the propriety of charging management fees at that level is also in Chapter 6.

4.4 There was no “corporate reconstruction” in the strict sense which affected Coy in the period prior to February 2001. In 1998, however, it ceased to be an operating company, its business being sold to JHA, a subsidiary of the Dutch company JHNV. Chapter 7 examines these sales.

4.5 The operating company JHA was to use premises owned and previously used by Coy. Leases were entered into between Coy and JHA. The appropriateness of the rental levels for those leases has been investigated. It is discussed in Chapter 8.

4.6 Some larger questions have been raised, namely whether there was any impropriety in causing Coy to cease to be the operating company. Was it done in order to prevent the operating assets becoming available to asbestos litigation creditors? Term of Reference 3 is not concerned simply with whether transfers of property were at full value. It is looking also at their commercial position. This, and some related aspects, are discussed in Chapter 9.

Chapter 5 – 1995: Disposal of Coy’s Research and Development Interests; Sale of Controlled Entities

A. Research and development interests

5.1 The first group of assets divested by Coy was its “core technology”. The sale took place as at 1 April 1995 1, with the sale price being $75m. The price was arrived at by reference to an assessment by Coopers & Lybrand of the “fair market value” of the core technology. That assessment was that the value was “in the order of $70 million to $82.5 million”, with Coopers & Lybrand considering “the most likely valuation point estimate would be $75 million”. 2

5.2 Dr Barton had become Managing Director of JHIL in March 19933. He had come from outside the James Hardie Group.4 His evidence, which I accept, was that soon after joining JHIL, he:

“... conducted a world-wide review of the operations of the comparison in the James Hardie group of companies with a view to improving the Group’s productivity and general performance which I felt was substantively below its potential at that time.”[5]

5.3	In his oral evidence he said:[6]

“If you look at the research and development, I – when I came on board, I had spent a fair bit of time on the money we were spending on R and D and nobody could tell me how much we were indeed spending. We agreed to gather it together in its own group and sold it out of Coy at an arm’s length value.”

5.4	His first statement put the matter more fully: [7]

“3	A part of this group-wide review involved a review of JHIL’s research development activities (“R&D”). The review, which was concluded in February 1994, identified that:

(a)	the Group’s R&D was haphazard and uncoordinated, resulting in doubtful effectiveness of R&D activities undertaken as:

[1]	Ex 174, Tab C, p. 3.

[2]	Ex 174, Tab A, p. 3.

[3]	Ex 174, para 1.

[4]	T 2694.19–21.

[5]	Ex 174, para 2.

[6]	T 2717.47–55.

[7]	Ex 174.

(i)	technology planning was dependent on individuals rather than being systematic and transparent – there were licences, patents and research initiatives throughout the Group with very little, if any, communication or co-ordination between them; and

(ii)	information was not available to compare sites, standardise and take the process forward or improve the product; and

(b)	contrary to the Group’s belief, the Group did not have the global technology lead in fibre cement technology, a major operating activity of the Group, as effectively no R&D activities had been undertaken since the development of fibre cement in 1986.

4	It was therefore recognised that the Group’s activities needed to be integrated and centralised to effectively budget for, control, manage and supervise R&D activities with a market focus, to produce results, including to enable the Group to secure a leading position in fibre cement technology and to improve its research and development capabilities in respect of electronic building access controls, fire fighting equipment and bathroom products, amongst others.

5	Following this review of the Group’s R&D, JHIL decided to centralise the Group’s intellectual property assets. JHIL, in conjunction with JHIL’s then auditors, Coopers & Lybrand, then devised a restructure whereby all R&D technology and other industrial property of the Group would be held by one company in the Group. The restructure enabled:

(a)	greater efficiency through focus and improved allocation of resources on agreed priorities world-wide from central planning, coordination and control of R&D;

(b)	the evaluation of alternative technologies;

(c)	the control and development of fibre cement operations world-wide; and

(d)	a project capability to support R&D opportunities worldwide.

Accordingly, on 9 February 1994, the Board of Directors of JHIL approved the incorporation of James Hardie Research (“JH Research”) to “co-ordinate the Group’s R&D activities”.

Apart from the transfer of technology and intellectual property by individual companies in the Group to JH Research, the restructure also involved a management restructure with the appointment of a new R&D manager and other management team members who were given specific roles and measurable goals. A Fibre Cement Technology Network was also formed to plan and coordinate fibre cement R&D and to discuss, priorities and set goals worldwide.

Transfer of technology to JH Research by James Hardie & Coy Pty Limited:

In accordance with the strategic plan to concentrate all of the Group’s R& activities in one company, that is, JH Research, all R&D activities and associated technology and industrial property held by individual companies in the Group were transferred to JH Research. The R&D equipment and intellectual property rights in R&D activities were then licensed back to the individual companies, as sub-contractors of JH Research. The sale of the technology associated with building boards held by James Hardie & Coy Pty Limited (“JH & Coy”) to JH Research was a part of this restructure.”

5.5 This is supported by the Board Paper of 1 February 2004 on the subject (prepared by Mr Morley) 8 which stated the Background to the proposal and the proposal itself as being:

“Background:

As a result of the work done on quantifying R&D claims going back to 1986, it became evident that there existed a haphazard and unco-ordinated approach to identifying and quantifying R&D expenditure throughout the Group. Appropriate paperwork has since been drawn up along with data collection systems to ensure claimable R&D expenditure is identified and included in tax returns. As a result of this work, a meeting was held with Coopers & Lybrand to explore more fully the identification and collection of claimable R&D expenditure throughout the Group.

A R&D company seemed to fit in with both the current R&D work being undertaken and quantified by the various divisions, and other commercial factors including the benefits to be obtained from having the Group’s core technology and other industrial property contained within the one entity and licensed back to various divisions and having the R&D of the Group (or at least the major R&D projects) contained within the one entity.

Proposal:

To establish a company to co-ordinate all of the Group’s future R&D activities and to increase utilisation of the R&D concession as well as providing other commercial advantages.”

5.6 The OBJECTIVES set out in the Board Paper included:

•	“Vendor companies will be able to discharge borrowings or pay dividends using the proceeds of sale of the technology.”

5.7 It was not only Coy’s research and development activities which were sold into the new research company. The same happened to a number of other companies in the Group which had also carried on their own research and development activities. 9

5.8 I accept the evidence of Dr Barton that the purpose of the sale of the core technology was for the reasons he identified. Mr McGregor’s evidence was to the same effect on this question10, and I accept it also.

[8]	Ex 61, Vol 1, Tab 2.

[9]	They included James Hardie Plumbing & Pipelines Pty Limited and Hardie Energy Products Pty Limited, as well as Coy.

[10]	T1557.42–1558.18.

5.9  I am satisfied that the sale of the core technology was entirely proper. There is nothing to suggest that that sale, taken by itself, had any adverse effect on the assets of the group available to pay its creditors.

B. Sale of Controlled Entities

5.10 In 1995 Coy also sold a number of its “controlled entities” 11 for a net profit of $38,255,000. There is no suggestion that these transactions were in order to insulate Coy’s interest in those companies from asbestos liabilities.

5.11 In the Financial Statements of Coy for the year ending 31 March 1996, after deducting “rationalisation costs” of $6,638,000 and “provision for product liability costs” of $8,804,000, the figure for abnormal items was $97,813,000.12

5.12 Coy’s operating profit before income tax was $109,369,000.13 After adjustments for income tax, the total operating profit (taking into account the abnormal items of the two sales referred to above) was $110,195,000. These were retained profits at the beginning of the financial years of $57,775,000 and, after an adjustment for a change in accounting policy, the result was that the “Total available for appropriation” was $166,734,000. Two dividends were paid totalling $100,900,000 during the year, no doubt effectively from the proceeds of the two sales.

5.13 The first of these dividends ($60 million) was paid directly, and the second ($40.9 million) went to Borchester Pty Ltd, a company which was a wholly owned subsidiary of JHIL. 14

C. Conclusion on 1995 transaction

5.14 I find that there was nothing improper in these 1995 transactions. They were undertaken for sensible commercial reasons.

[11]	Namely James Hardie Building Systems Pty Ltd, Bondor Itex Pty Ltd, Fibre Cement Contracting Pty Ltd, Fibre Cement Technology (Australia) Pty Ltd and Bondor Itex Hungary Kft: Ex 174, Tab G, p. 10.

[12]	I.E. ($75,000,010 + $38,255,000) – ($6,638,000 + $6,804,000): Ex 174, Tab G, p. 7.

[13]	Ex 174, Tab G, p. 3.

[14]	Ex 174, para. 18.

Chapter 6 – Dividends And Management Fees

A. Introduction

6.1 In the years 1990–2000, Coy paid dividends and management fees as follows:1

	Dividend	Management fees
Year ending March	$’000	$’000
1990	25,000	19,500
1991	25,825	19,500
1992	20,000	19,500
1993	923	21,500
1994	nil	20,305
1995	nil	20,324
1996	100,900	21,500
1997	43,500	20,279
1998	nil	15,550
1999	nil	8,931
2000	nil	nil

6.2 The payment of dividends and management fees by Coy raises a number of related issues which are conveniently dealt with together. Only the 1996 and 1997 dividends require consideration. Similarly, attention need only be given to the management fees paid between 1995 and 1998 (inclusive).

6.3 The structure of this Chapter is as follows:

(a)	first, the financial position of Coy between 1995 and 1998 (inclusive) is described;

(b)	secondly, details relating to the payment of the 1996 and 1997 dividends are set out, and in particular the question of whether the 1997 dividend was paid other than out of profits is addressed;

(c)	thirdly, Coy’s payment of management fees between 1995 and 1998 (inclusive), including the level of those fees, is covered;

[1]	Taken from Ex 68, Tab F and Ex 103, Tab 1.

(d)	fourthly, the directors of Coy in the period from 1995 to 1998 are identified, which involves dealing with the question of whether JHIL was a “shadow director” of Coy at those times;

(e)	fifthly, the nature of the director’s duty to act in good faith in the interests of the company as a whole is discussed;

(f)	sixthly, the question whether the directors of Coy breached their directors’ duties in authorising the payment of any of the dividends or management fees is addressed;

(g)	seventhly, there is a discussion on whether Coy could recover the dividends paid in 1996 and 1997 from JHIL on the basis that they were paid as a result of a mistake as to the extent of Coy’s present and future asbestos related liabilities.

6.4 Before turning to these matters, I note that the Foundation submitted that these payments would be recoverable from JHIL on the footing that:2

(a)	there was a joint venture between JHIL and Coy giving rise to fiduciary duties which JHIL breached in receiving the payments;

(b)	there was an implied contract or estoppel between JHIL and Coy which requires JHIL to meet Coy’s future asbestos liabilities; and/or

(c)	JHIL was Coy’s managing agent.

6.5 In my view, there is no substance in any of these submissions. They are addressed in the Submissions in Reply of JHI NV and ABN 60 at paragraphs K6.1– 6.11. Save for the possibility that JHIL was a shadow director of Coy, no basis appears for finding that the relationship between those companies was other than an ordinary relationship between parent and subsidiary unattended by fiduciary duties of the kind the Foundation sought to establish.

[2]	MRCF Initial Submissions, Part B, Chapters III–VI.

B. Financial position of Coy 1995-1998

6.6 Consideration of Coy’s payment of the 1996 and 1997 dividends and of management fees between 1995 and 1998 (inclusive) requires an understanding of its general financial position at these times.

Profitability

6.7 Coy’s profitability during the 1995, 1996, 1997 and 1998 financial years is set out in the following table:

	1995[3]	1996[4]	1997[5]	1998[6]
Year	$’000	$’000	$’000	$’000
Pre-tax profit	33,227	109,369	(50,504)	41,435
Retained profits	50,860	65,834	16,568	9,783

Net assets

6.8 Adapting an approach taken by Counsel Assisting to the calculation of Coy’s net assets, these assets as at 31 March 1995 may be estimated as follows7:

Value
Asset	($000)
Net assets recorded in Coy’s 1995 Financial Statements[8]	86,068
Plus 1995 management fee[9]	20,324
Plus amount in excess of book value on sale of plant and equipment[10]	12,500
Plus amount for goodwill on sale of core business[11]	16,500
Plus amount on sale of trade marks[12]	116,500
Total	251,892

6.9 The total of $251.9m is only a rough figure. In particular, the amount in excess of book value attributed to the sale of Coy’s business was calculated in 1998, rather than in 1995. JHI NV and ABN 60 have submitted that, because of the decline

[3]	Ex 1, Tab 8, p. 124.

[4]	Ex 1, Tab 7, p. 104.

[5]	Ex 1, Tab 6, p. 88A.

[6]	Ex 1, Tab 5, p. 73.

[7]	Counsel Assisting’s Initial submissions, Section 4, para. 27.

[8]	Ex 1, Vol 1, Tab 8, p. 125.

[9]	Ex 103, Vol 1, Tab 1.

[10]	Morley, Ex 121, p.4, para. 34.

[11]	Morley, Ex 121, p.10, para. 64.

in Coy’s business between 1996 and 1998, a greater figure than $16.5m should be used for Coy’s goodwill.13 Counsel Assisting accepted the correctness of that submission. 14

6.10 The question of how much greater the figure should be is difficult. In my view it should not be as high as $117.5m at which PwC valued Coy’s goodwill asset 20 January 1997.15 The differences between Grant Samuel’s valuation of goodwill of $16.5m and PwC’s valuation cannot be explained solely by reference to the passage of time, and I consider it is preferable to work from the Grant Samuel valuation, since it was used to determine the price at which Coy’s business was sold.

6.11 Counsel Assisting have submitted that it is unlikely that Coy’s goodwill would have reduced by more than half between 1995 and 1998, which would mean its value in 1995 would have been no more than $33m. Ultimately, given that, in 1998, Coy’s business remained prosperous despite the fact that it was facing increasing competition, I am inclined to accept this view, at least for the purpose of the present exercise. That would take the value of Coy’s net assets to around $268.3m.

6.12 If the same approach is applied in later years, Coy’s net assets between 1995 and 1998 – for each year adding back management fees and dividends paid in that year – can be estimated to have been roughly as follows:16

	1995	1996	1997	1998
Year	$m	$m	$m	$m
Net Assets	251.9	385.3	230.0	208.1

6.13 Excluding the amounts Coy paid in dividends and management fees during each of the relevant years, its net asset position can be estimated to have been roughly as follows17

[12]	Morley, Ex 121, p.12, para. 80.

[13]	JHI NV Submissions in reply on Terms of Reference 1 to 3, para. K3.12(c)(v).

[14]	Outline of further submissions on 1995 – 1998 transactions, para. 11.

[15]	Ex 121, Vol 3, Tab 21.

[16]	Based on Ex, Vol 1, Tab 5–8; Ex 103.

[17]	Based on Ex, Vol 1, Tab 5–8; Ex 103.

	1995	1996	1997	1998
Year	$m	$m	$m	$m
Net Assets	231.5	262.9	166.2	192.5

Amounts paid for asbestos claims and associated legal costs

6.14 Prior to and during the 1995 to 1998 period, the amount Coy actually paid in respect of its liabilities for asbestos claims and associated legal costs were increasing. Counsel Assisting calculated the amounts paid by Coy as follows: 18

	1993	1994	1995	1996	1997	1998
Year	$m	$m	$m	$m	$m	$m
Amount	4.9	10.6	13.7	13.7	14.2	22.1

These amounts were relatively modest compared with Coy’s net assets.

Quantum of Coy’s present and future asbestos liabilities

6.15 There is a question about the quantum at which Coy’s present and future asbestos liabilities which would have been assessed had an actuarial report, made for the purpose of ascertaining the assets Coy needed to have available in order to be reasonably confident of being able to pay all future creditors, been done.

6.16 The starting point is the Trowbridge report of October 1996.19 That report assessed JHIL’s present and future asbestos liabilities as at 31 March 1996 as being approximately $230m.20 (The report appears to have been received by JHIL on 1 October 1996, although not presented to the JHIL board until the November 1996 board meeting.)21

6.17 Translating that assessment to any other point in time plainly creates some uncertainly. Counsel Assisting have submitted that the figure provides a starting point assessing Coy’s present and future asbestos liabilities as at August 1995, because there is no evidence of any dramatic change in the extent of that liability in the intervening period.22 Notwithstanding the lack of precision involved, I am inclined to accept that view, and indeed to adopt Trowbridge’s estimate as at March

[18]	Counsel Assisting’s Initial Submissions, Section 4, para. 45.

[19]	Ex 2, Vol 3, Tab 12.

[20]	Those liabilities were principally liabilities of Coy.

[21]	Barton, T 2705.47–2706.35; Ex 2, Vol 3, Tab 12.

[22]	Counsel Assisting’s Initial Submissions, Section 4, para. 29

1996 as a reasonable (although imperfect) starting point for assessing Coy’s asbestos liabilities as at 31 March 1995.

6.18 The 1996 Trowbridge Report was not prepared for the purpose of ascertaining the assets Coy needed to have in order to be reasonably confident of being able to pay all future creditors. The report was to assess “the potential liability of [JHIL] and its subsidiaries for personal injury claims arising from asbestos-related diseases”.23 The assessment was to “provide background for the conduct of asbestos-related litigation”.24

6.19 In Chapter 3, I referred to the requirements for an actuarial report to assess asbestos liabilities in such a way as to yield a figure for the net present value of those liabilities which permits a reasonable level of confidence that, if claims provisioning is based on the figure, all future creditors will be able to be paid. The 1996 Trowbridge Report did not take into account either superimposed inflation nor a need for a better than 50/50 chance of being to fund all claims. If those matters had been taken into account, I agree with the submission of Counsel Assisting that it is reasonably likely that Coy’s asbestos liabilities would have been assessed at around $440m.25

6.20 It is unlikely, in my view, that any assessment of Coy’s present and future liabilities later in the period from 1995 to 1998 would have produced a lower figure. A higher figure might have been produced. It must be borne in mind, however, that the liabilities were, in significant measure, “future” liabilities. The obligation to pay had not yet arisen in such cases. Indeed the identity of claimants would not be known.

Conclusion

6.21 I think that the following conclusions can be drawn about Coy’s financial position in the period 1995–1998:

(a) Coy’s profitability decreased significantly in 1997 and 1998;

[23]	Ex 2, Vol 3, Tab 12, p. 558.

[24]	Ex 2, Vol 3, Tab 12, p. 558.

[25]	Outline of further Submissions on 1995–1998 transactions, para. 8. See also JHI NV and ABN 60 Submission’s in reply, para. K3.12(c)(ii).

(b)	its net assets were generally declining;

(c)	the amounts Coy was paying for asbestos claims and associated legal costs was increasing, but annual figures were still a relatively small proportion of Coy’s net assets;

(d)	from around October 1996, Coy had an actuarial report assessing the net present value of its asbestos liabilities as being approximately $230m; and

(e)	if, at any time during the relevant period, an actuarial report, had been made for the purpose of ascertaining the assets Coy needed to have available in order to be reasonably confident of being able to pay all future creditors, it would have shown the net present value of Coy’s asbestos liabilities as being about $440m.

C. Payment of the 1996 and 1997 dividends

6.22 The $100.9m paid in the year ending 31 March 1996 consisted of two separate dividends. On 14 August 1995, the directors of Coy resolved to pay a dividend of $60m to JHIL by drawing on Coy’s current deposit account with James Hardie Finance Limited (“JHFL”).26 On 24 August 1995, the directors of Coy resolved to pay a dividend of $40m to Coy’s “X” class ordinary shareholders Winstone Pty Ltd (“Winstone”). 27 This dividend was then paid by Winstone to JHIL.

6.23 On 2 October 1996, directors of Coy resolved to pay that day the 1997 dividend of $43.5m.28 The dividend was paid to Borchester Investments Pty Ltd (“Borchester”), the holder of Coy’s class ordinary shares at the time.29 Borchester, it seems, paid the dividend to JHIL.

6.24 Whether Coy’s 1997 dividend was paid out of profits has been put in question.

[26]	Ex 108, p. 5.

[27]	Ex 108, p. 5.

[28]	Ex 108, p. 6.

[29]	Ex 108, p. 6.

6.25 The requirement that the dividend be paid out of profits was imposed by s 201(1) of the Corporations Law (as in force at October 1996). It was in the following terms:

“No dividend shall be payable to a shareholder of a company except out of profits or under section 191.” Section 191 is not presently relevant.

6.26 Compliance with s 201(1) required that Coy’s financial position be such that its directors could have held a genuine opinion that there were profits out of which the dividend (being an interim dividend) could be paid at the time it was paid, and that these profits would be disclosed in the final accounts of Coy for the 1997 financial year.30

6.27 Dr Barton was the only director of Coy at the relevant time to give evidence and in his supplementary statement of 24 May 2004, he said:31

“Dividend payment in 1996

1.	The financial year of James Hardie & Coy Pty Limited (“JH & Coy”) commences on 1 April and ends on 31 March.

2.	On 2 October 1996, JH & Coy declared an interim dividend in the amount of $43,500,000.

3.	Although I do not recall the amount of retained earnings at the time the Interim Dividend was declared, I understand (both from the Minutes of a Meeting of Directors of JH & Coy dated 2 October 1996 and the Director’s Report forming part of the company’s Financial Statements for the financial year ended 31 March 1997) that there must have been sufficient retained earnings to leave a positive balance following the payment of the Interim Dividend. This dividend was paid in accordance with the general dividend policy of JH & Coy set out in paragraph 15 of my Earlier Statement.
...

4.	As stated on page 1 of JH & Coy’ Financial Statements for the financial year ending 31 March 1997, the negative retained earnings balance at the end of that financial year was caused by abnormal losses booked in the latter half of that financial year, mainly arising from a project called “Factory Australia”.

I believe that the Interim Dividend would not have been declared had the extent of the negative impact of “Factory Australia” on JH & Coy’s earnings been known to the Board at the time of declaring the Interim Dividend.

6.28 In his oral evidence concerning payment of the dividend, Dr Barton gave the following evidence:32

[30]	Marra Developments Pty Ltd v B.W. Rofe Ltd [1977] 2 NSWLR 616 at 622E–F.

[31]	Ex 175, Paras 2–9.

[32]	T 2706.45–2708.4.

“Q.	Now just can I ask you to go back to your supplementary statement in paragraph 4, and you say that you understand that there must have been sufficient retained earnings to leave a positive balance following the payment of the interim dividend, is that because you wouldn’t have declared the dividend if those retained earnings weren’t there upon 2 October?

A.	No, the accounts say that. The accounts for the full year say the interim dividend was paid out of retained earnings.

Q.	Well the accounts for the full year say that the dividend was paid after seeing the half yearly statements don’t they? Tab B of your supplementary statement?

A.	Yes. Under attachment B, “Financial statements for year ending 31 March 97”, on the first page under “dividends” it says “an unfranked interim dividend of 43 and a half million was paid from retained profits on 2 October”.

Q.	After the completion of the half year accounts?

A.	Yep.

Q.	The likelihood is that it wasn’t after the completion of the half year accounts isn’t it?

A.	It’s quite likely, but saying here it was paid from retained profits and working back from the full year accounts there was sufficient – appears to be sufficient retained profits at the half year, at the end of September to have paid that dividend from retained profits.

Q.	So are you now working backwards from the final result, plus your policy that you wouldn’t have paid the dividend other than from retained profits?

A.	No, I’m not saying we wouldn’t have paid it other than from retained profits, I can’t recall what basis we paid the half year dividend was on. As I said before, I think I said before, it would probably have been or agreed it probably would have been at the request of the parent company.

Q.	And if the parent company requested it, you would have done it by hook or by crook, is that right?

A.	No, I mean to the extent that we were comfortable that there were sufficient funds left in the company, yes we would have met their request.

Q.	Do you recall that the dividend was in fact paid through the intercompany loan account?

A.	No I don’t, I don’t recall.

Q.	Would it surprise you if that were so?

A.	No.

Q.	And if that were the position, that again would indicate would it not, that the determination of Coy was to meet a request by JHIL to declare a dividend at that time, by hook or by crook?

A.	No, I wouldn’t use those words.

Q.	Sorry?

A.	I wouldn’t use those words.

Q.	What words would you use?

A.	Probably at a request of JHIL the Coy board agreed to pay a dividend, from retained earnings.

Q.	But when you say “from retained earnings”, if it was necessary for it to do that, funding the payment of the dividend through intercompany accounts, that would indicate that the timing was very much at the behest of JHIL wouldn’t it?

A.	Could well have been.

Q.	And do you now recall whether there was any urgency in JHIL’s request for the payment of that dividend?

A.	No.”

6.29 Nothing in this evidence suggests the absence of a basis for a genuine belief that there were profits out of which the dividend could be paid as at October 1996, or and that those profits would not be disclosed in the final accounts for the 1997 financial year. The possibility that the timing of the payment of the dividend was at JHIL’s behest is immaterial so far as s 201(1) is concerned.

6.30 Coy’s profit and loss accounts for the 1997 financial year showed the following:33

“	Economic Entity		Chief Entity
Operating profit/(loss) before abnormal items and income tax	(8,841)	11,556	(9,025)	18,365
Abnormal items before income tax	(41,463)	97,813	(41,563)	97,813

Operating profit/(loss) before income tax	(50,404)	109,369	(50,588)	116,178

Income tax attributable to operating profit/(loss) before abnormal items	1,713	(6,785)	1,871	(6,653)

[33]	Ex 175, Tab B, p. 3.

“	Economic Entity		Chief Entity
Income tax attributable to abnormal items	15,094	7,611	15,094	7,611

Income tax attributable to operating profit/(loss)	16,807	826	16,965	958

Operating profit/(loss) after income tax attributable to members of the Chief Entity	(33,597)	110,195	(33,623)	117,136
Retained profits at the beginning of the financial year	65,834	57,775	65,860	50,860
Adjustment resulting from change in accounting policy	—	(1,236)	—	(1,236)

Total available for appropriation	32,237	166,734	32,237	166,760
Dividends provided for or paid	(43,500)	(100,900)	(43,500)	(100,900)
Aggregate of amounts transferred to reserves	(5,305)	—	(5,305)	—

Retained profits(losses) at the end of the financial year	(16,568)	65,834	(16,568)	65,860
				”

6.31 Two matters stand out. First, at the end of the year, profits of $32.2m were available for appropriation, an amount significantly less than the $43.5m dividend. Secondly, the bulk of Coy’s looses for the year came from abnormal items. These were rationalisation costs of approximately $32.6m and provision for product liability costs of approximately $9m.34

6.32 More light is shed on the position as it might have been known to the directors of Coy in October 1996 by Exhibit 180, a computer printout of Copy’s profit and loss accounts, prepared by management, as at September 1996. It shows a profit for abnormal items of around $3.9m, indicating that the losses from abnormal items had not yet been incurred.35 It also shows an operating profit after tax of around $4m.36

6.33 Ultimately, I am of the view that there is no basis for finding that the 1997 dividend was paid other than from profits. As of September 1996, the position appears to have been that Coy had retained profits of around $65.8m37, and an

[34]	Ex 175, Tab B, p. 7.

[35]	Ex 180, p. 6.

[36]	Ex 180, p. 6.

[37]	Ex 175, Tab B, p. 3. This differs from Ex 180, which shows retained losses of around $67.7m. However, as retained profits/losses is an historical figure, which would not have changed over the course of the financial year, the figure in Coy’s financial statements for 1997 is to be preferred over that in the management accounts in September 1996.

operating profit of about $4m.38 This is more than sufficient to support payment of the 1997 dividend. The position might be different if it could be established that the directors of Coy were aware that substantial abnormal losses would shortly be incurred. But Dr Barton’s evidence on this issue, which I accept, contradicts this.39

D. Management fees 1995–1998

6.34 Prior to 1998 the approach to the calculation of management fees “wasn’t very scientifically designed”.40 As Dr Barton said41:

“Q.	Wasn’t it the case that the system under which the subsidiaries paid management fees was at the initiation of JHIL?

A.	Yes.

Q.	JHIL effectively told the subsidiaries that they were to pay management fees to it?

A.	Yes.

Q.	And that was so that JHIL would have income from those fees?

A.	Yes.

Q.	It was tax effective because it gave JHIL a small assessment income which permitted it to claim a rebate?

A.	Yes.

Q.	And is it fair to say that your decision on behalf of Coy to pay those fees was made not so much having regard to the separate financial position of Coy but on the basis that it was in the interests of the group for Coy to make that payment?

A.	Well I guess the decision making was similar to dividends. I would have looked at management fees and dividends in terms of what the shareholder needed or wanted, but also in terms of what was needed for the company to be a going concern.

Q.	For which company?

A.	Coy. To be a going concern.”

6.35 Mr Salter dealt with management fees in the period 1990–1997 as follows42:

“9.	Between 1990 and 1997, the management fees charged within the group were not the subject of detailed review from year to year. A subsidiary’s

[38]	Ex 180.

[39]	See Ex 175, para. 4.

[40]	Dr Barton T2695.51-52.

[41]	At T2696.

[42]	Ex 103, paras 9–13.

management fee would typically be based on the fee paid by it in the previous year. The total management fees charged within the group were approximately equal to JHIL’s budgeted costs for the year in which they were charged and were apportioned between:

(a)	the group’s finance company (which, from 1991 to 1998, was James Hardie Finance Limited); and

(b)	the group’s Australian operating companies.

10.	Management fees were not negotiated between JHIL and its subsidiaries. However, the management fees paid by operating subsidiaries were approximately proportionate to their respective activity levels and the fees charged were felt to reflect, approximately, the value of the services provided by JHIL to each operating subsidiary. At all times at which James Hardie & Coy Pty Limited paid management fees it was solvent and was a wholly-owned subsidiary of JHIL.

11.	Management fees of this nature were never paid by subsidiaries of JHIL incorporated outside Australia. This was because foreign subsidiaries may not have been able to claim tax deductions in respect of management fees paid to JHIL and such a situation would have represented a net loss to the group.

12.	The fact that foreign subsidiaries did not pay management fees of the nature paid by the Australian subsidiaries was never considered to be inappropriate. There were two reasons for this.

(a)	JHIL’s foreign subsidiaries were largely self-sufficient and derived little benefit from services provided by JHIL’s head office in York Street (later, Pitt Street), Sydney. For example, foreign subsidiaries typically obtained legal and tax advice independently of head office and bore those costs in their own accounts. Similarly, human resources and information technology services were typically procured (and paid for) by foreign subsidiaries themselves. Foreign subsidiaries did use intellectual property held by other companies within the group, but that intellectual property was typically licensed under separate agreements. ... Some foreign subsidiaries were also parties to technical services agreements with Australian subsidiaries under which the foreign subsidiary paid for the costs of services provided to it.

Consequently, while the Australian subsidiaries may have borne a greater proportion of head office’s costs than was strictly attributable to their operations, the amount of any such excess would have been relatively small.

(b)	Given the probable inability of foreign subsidiaries to deduct management fees from their taxable incomes, the payment of management fees by the Australian subsidiaries alone was clearly in the best interests of the group as a whole.

13.	Prior to 1997, the allocation of management fees within the group for any particular year was typically advised to subsidiaries at the beginning of each year and debit notes were issued quarterly. In circumstances where it was decided that a subsidiary would prepay all or part of its management fee for a particular year, I would draft the letter offering prepayment and forward it to the relevant subsidiary with instructions to sign and return it.”

6.36 In May 1997 it was decided to put the calculation of management fees on a more defined basis. Mr Salter then decided to adopt a system whereby the costs of JHIL were to be reimbursed on the basis of demand for services and ability to pay of the four operating subsidiaries.

6.37 The method of calculation was set out in a file note of Mr Salter dated 21 May 1997.43 It included the following statements of the principle:

“3.	JHIL anticipates being able to recover its costs, including a reasonable commercial mark-up, from the business operations which benefit, and in a manner which reflects to some degree both the demand for services and ability to pay.

JHIL therefore looks to recover in the area of $30 million from operating subsidiaries in the 1998 year.

4.	No foreign subsidiaries will be included in the recovery plan because expatriate personnel are typically arranged to provide the services needed at the direct expenses of the foreign operation.

5.	James Hardie Finance Limited is attributed with $3m in value of services provided by JHIL.

6.	The balance of $27m will be allocated to operating divisions on the basis set out below.

7.	Demand for services will be measured by the following factors, each weighted equally: Sales Turnover Gross Capital Employed Number of Employees

8.	Ability to pay will be measured by the “economic profit” attributable to each operating division and, compared with the foregoing regime of characteristics, will be weighted by a factor of two.”

6.38 The manner of calculation was set out in paragraphs 9, 10 and 11 of that document:

[43]	Ex 103, Tab 3.

9.	Table of Factors: (Source: 1998 Business Plan)

•	Sales Turnover (1998 Year)

	$mill	%
Building Boards Australia	238.9	36
Windows	90.9	14
Pipelines Australia	102.1	15
Building Systems	238.3	35

	670.1	100

•	Gross Capital Employed (March 1997):

	$mill	%
Building Boards Australia	193.2	42
Windows	43.9	10
Pipelines Australia	122.2	26
Building Systems	99.8	22

	459.1	100

•	Number of Employees (March 1998):

	No:	%
Building Boards Australia	923	29
Windows	771	25
Pipelines Australia	700	22
Building Systems	946	24

	3140	100

•	Economic Profit/(Loss) (1998 Year):

		$mill	%
Building Boards Australia		10.398	94
Windows	(8.839)		—
Pipelines Australia	(2.732)		—
Building Systems		.636	6

		11.034	100

(Note: Only EP positives are selected)

10.	Table of Weightings:

	(Wtg)	BBA	Windows	Pipes	BS	Total
Sales	(1)	36	14	15	35	100
GCE	(1)	42	10	26	22	100
Employees	(1)	29	25	22	24	100

Sub-Total	(3)	107	49	63	81	300
EP	(2)	188	—	—	12	200

Total	(5)	295	49	63	93	500

Percentage		59	10	13	18	100

11.	Application to operating division total.

The total of $27 million will be distributed on the above percentage basis and rounded to the nearest $.5 million.

The outcome is as follows:

$mill
BBA (James Hardie & Coy P/L)	16.0
Windows (James Hardie Windows P/L)	2.5
Pipelines (James Hardie Plumbing & Pipelines P/L)	3.5
Bldg Systems (James Hardie Building Systems P/L)	5.0

27.0

     (Coy was described in the calculation as “Building Boards Australia”).

6.39 The operating subsidiaries were then charged with management fees calculated in this way.

6.40 As is apparent from the calculation, it has the consequence that:

(a)	The starting point is not how much the services provided by JHIL are worth to the subsidiary, but rather how much JHIL has to recoup from its subsidiaries to “recover its costs, including a reasonable commercial mark-up”.

(b)	Because Coy was the subsidiary likely to have the dominant profit, and because of the weighting given to “Economic Profit”, the amount payable by Coy was very significantly higher than the amount payable by any other subsidiary.

6.41 One aspect of the calculation of management fees which has been questioned is the appropriateness of not charging the foreign subsidiaries.

6.42 I have referred above to Mr Salter’s evidence that JHIL’s overseas subsidiaries were largely self-sufficient. There was also evidence from Mr Morley to much the same effect:44

“The James Hardie group could not obtain tax deductions in the United States or New Zealand for management fees charged to and paid by its subsidiaries in those countries. The James Hardie Group companies in those jurisdictions had their own respective centralised administration and were responsible for preparing their own accounts, tax returns and for satisfying local human resources requirements (eg superannuation, pension plans). The United States and New Zealand subsidiaries received some benefit from being part of the overall group. In particular they had borrowing advantages, the benefit of international tax planning and the oversight of the Board and Chief Executive Officer of the parent. However if any employee of the parent travelled to and worked in either of those countries the cost of his or her doing so was paid by the local company. Taking all these things into account a decision was made that costs for the James Hardie group incurred in Australia were required to be borne and allocated among the Australian subsidiaries.”

6.43 This issue was the subject of oral evidence by Mr Macdonald:45

Q.	(Witness shown exhibit 107.) Do you have that, Mr Macdonald?

A.	I do.

[44]	Ex 122, Vol 1, para. 13.

[45]	T 2285.42–2287.30.

...

Q.	Could you go to the third page of the exhibit which is headed, “York Street expenditure by function” and I want to focus principally upon the period from 1994 until 1998. You were president of the United States operations from September 1994. If you’d look at the page I’ve shown you, it divides up the York Street expenditure under various headings. First of all, there “KAB”, the managing director. Now, did Dr Barton have anything to do with the United States operations during the period that he was managing director?

A.	Certainly as CEO of the company and managing director, he had responsibility for the US operations, but in fact they didn’t report directly to him. They reported up until 1998 to Mr Ken Boundy in the international division, so Mr Barton was not - didn’t spend a great deal of time in the United States and didn’t directly manage those operations.

COMMISSIONER: Q. So “KAB” on the list is Mr Boundy?

A.	He is.

MEAGHER: Q. Moving down then, “PGM”, that is Mr Morley, Chief Financial Officer. What financial and other services did his group provide to the United States operations in that period from 1994 to 1998?

A.	The United States operations were set up on a stand-alone basis and had their own CFO who reported to me. We completed our accounting and tax returns and sent the required reporting materials through to Australia, but there was a relatively light involvement by the corporate office in the financial reporting and matters of the company in the United States.

Q.	What was the light involvement if you can be more specific about that?

A.	Well, it’s very difficult to put a percentage, but I doubt that it would be more than ten per cent of Mr Morley’s resources were applied to the United States at that time given that we had our own functions in the United States carrying out those operations.

Q.	Well, then, the next group is under the heading “KAB” that’s Mr Boundy; is that right?

A.	That’s correct.

Q.	Could you tell us what of the services described there were services provided to the United States operations?

A.	By elimination, the international development and architectural business systems were focussed on the Asian business and were not applied in the United States. There was some small element of the CB marketing and value based management training materials were applied, I guess maybe 10 or 20 per cent of the United States, and then Mr Boundy’s primary focus was the growth of the business in Asia, but he did supervise me. So perhaps 20 or 30 per cent of his resources could have been said to apply to the US. So if it was a weighted average it’s probably something between 10 and 15 per cent of international applied to the United States.

Q.	And the sales into Asia, were they sales of any particular company in the group?

A.	The sales into Asia, the product supply that went into Asia was from primarily James Hardie and Coy in Australia, but there was also some supply from New Zealand.

Q.	Were there also sales into the Middle East which came under Mr Boundy’s jurisdiction?

A.	That’s correct. There were also sales to the Middle East that were primarily from Australia.

Q.	Which countries sold products into the Middle East?

A.	Primarily James Hardie and Coy.

Q.	And then the next group is BB. What do the initials “BB” refer to?

A.	That’s an individual Brad Bridges who was in charge of the human resources function in the company.

Q.	And what human resources services, if any, were provided by head office to the American operations?

A.	There was work provided in terms of training and organisation development, but otherwise the US was stand alone because of the unique US laws for superannuation and employment benefits and such, so it would have been, I think, at most 20 per cent or so of human resources from Australia that applied to the United States.

Q.	Were there any systems or procedures in place for the charging of the United States operations for services provided by any of the Australian operations?

A.	Yes, there were. It was quite common when we would be starting up a new factory and going through issues where experienced people would be very helpful to second people from James Hardie and Coy or James Hardie and New Zealand to help with those matters. When those people were seconded all their costs were forward charged to the United States, so it absorbed those costs.”

6.44 In the end I am satisfied that whilst a proportion of the costs of JHIL were attributable to non-Australian operations, the very significant aspect of it relating to its activities in Australia.

6.45 Speaking more generally, the level of management fees was undoubtedly high, and that was commented on by both Grant Samuel and PricewaterhouseCoopers.

6.46 Grant Samuel provided Coy with a report dated 17 September 1998 in relation to the 1998 proposed restructure. The subject of the report was:46

[46]	Ex 121, Tab 20, p. 887.

“The directors of James Industries Limited (“James Hardie Industries”) have announced a proposed restructure of James Hardie Industries involving, in part, the sale of its core business operations to a newly incorporated and wholly owned subsidiary, James Hardie NV and the subsequent initial public offering of a 15% interest in James Hardie NV to United States retail and international institutional investors.

James Hardie & Coy Pty Limited (“James Hardie & Coy”) is a wholly owned subsidiary of James Hardie Industries whose principal activity is the manufacture and sale of fibre cement building products in Australia. The business of James Hardie & Coy, excluding certain real property and asbestos related liabilities, is one of the core business operations being transferred to James Hardie NV.

The directors of James Hardie & Coy, through James Hardie Industries, have requested Grant Samuel & Associates Pty Limited (“Grant Samuel”) to prepare a report setting out its opinion as to the fair market value of the business of James Hardie & Coy for the purpose of assisting the directors of James Hardie & Coy in determining the price at which the business will be transferred to James Hardie NV and the stamp duty and taxation costs of restructuring James Hardie Industries’ operations.”

6.47 In that report Grant Samuel said47 that management fees paid to JHIL have had:

“a major impact on total costs and EBITDA. The management fee represents an allocation of James Hardie Industries corporate costs. In years prior to 1998, there was no consistent basis of allocating corporate costs, although a high level of corporate costs was allocated to James Hardie & Coy, one of the most profitable businesses in the group. In the year ended 31 March 1998, the basis of allocation was changed to reflect James Hardie & Coy’s contribution to total Australian group sales turnover, gross capital employed, number of employees and economic profit. Each of these factors was weighted equally in the calculation, resulting in an allocation of corporate costs of approximately 59% to James Hardie & Coy in the year ended 31 March 1998. Grant Samuel has estimated the corporate cost allocation for the year ending 31 March 1999 by applying a percentage based on James Hardie & Coy’s contribution to total net sales of the James Hardie Industries group to forecast corporate costs for the year ending 31 March 1999 of approximately $19 million. Further details on these calculations are set out in Appendix 2 to this report. Whilst management fees will not be paid to James Hardie Industries in the future, this allocation of corporate costs reflects an estimate of the corporate costs that would be incurred by James Hardie & Coy if it operated on a stand alone basis.”

[47]	Ex 121, tab 20, p. 890.

6.48 In Appendix 2 Grant Samuel said:48

“James Hardie Industries’ corporate costs are only allocated to its Australian operations. Grant Samuel has been advised that, in fact, head office provides management, legal and other services to the whole of the James Hardie Industries group of companies, including its United States, New Zealand and Asian operations. Consequently, this basis of allocation is not representative of the services that each of the business operations received from James Hardie Industries.

Grant Samuel has revised the allocation of corporate costs for the year ending 31 March 1999 on the basis of each operating business’ contribution to total net sales of the James Hardie Industries group, including the United States, New Zealand and Asian operations. Based on estimated head office costs of $19.1m, this results in the following allocation of corporate costs for the year ending 31 March 1999:

James Hardie Industries – Allocation of Corporate Costs

			Allocation of
	Forecast 1999		Corporate
	Net Sales	Percentage of	Costs
Business	A$ millions	Total	A$ millions
James Hardie & Coy Pty Limited	223.6	16.4%	3.1
James Hardie Building Systems Pty Limited	170.8	12.6%	2.4
James Hardie Windows Pty Limited	95.3	7.1%	1.4
James Hardie Building Products Limited (New Zealand)	64.2	4.7%	0.9
James Hardie Building Products Inc (United States)	791.3	58.2%	11.1
Asian operations	13.5	1.0%	0.2

Total	1,358.7	100.0%	19.1

6.49 On 19 April 1999 PricewaterhouseCoopers carried out an assessment of:49

“ ... the fair market value as at 20 January 1997 of the trademarks (including brand names) and goodwill of James Hardie and Coy Pty Limited (JH&C).

The purpose of our valuation is to assist the directors of James Hardie Industries Limited (JHIL) in determining whether any capital losses or capital gains tax liabilities have arisen as a result of the deemed disposal of JH&C’s trademarks and goodwill, as at 20 January 1997.”

6.50 In doing so they adjusted management fees for the following reasons:50

“Management fee payable to JHIL

[48]	Ex 121, Tab 20, p. 912.

[49]	Ex 121, Tab 21, p. 916.

[50]	Ex 121, Tab 21, p. 942.

The BBA business pays annual management fees to JHIL. These currently approximate 6% to 8% of total revenue, net of rebates.

We have revised this management fee to represent an allocation of JHIL’s total head office costs, based on JH&C’s total sales relative to the entire James Hardie Group. An estimate have(sic) been made for 1998 based on prior years.”

6.51 The amount of the adjustments was to reduce:51

1995	Actual $20.324m by $15,687m

1996	Actual $21.5m by $16.446m

1997	Forecast $28m by $22.947m

1998	Forecast $28m by $22.947m

6.52 The amounts by which any management fees actually charged by JHIL to Coy might have exceeded the amount chargeable on the basis used by Grant Samuel and PricewaterhouseCoopers may be calculated as follows52:

	Fee Charged	Appropriate Fee	Difference
Year	$m	$m	$m
1995	20.3	4.6	15.7
1996	21.5	5.0	16.5
1997	20.3	5.0	15.3
1998	15.6	3.1	12.5

	77.7	17.7	59.7

6.53 There was, however, nothing inherently inappropriate in calculating a management fee by reference to the factors identified by Mr Salter. Thus Ms Gardner of Grant Samuel said:53

“Q.	How did you then go on to estimate or form a conclusion that an estimate of 3.1 million for the coming year was an appropriate allowance for management fees?

A.	The rationale for that is set out in appendix 2 to that report. We looked at a number of bases, including contribution to earnings, number of staff, bases of that nature.”

6.54 And she later gave the following answers:54

“Q.	I just wondered if you had a scheme that involved say a number of employees, capital employed and profit generated and gave a weighting to those would that be an appropriate way of calculating it?

[51]	Ex 121, Tab 21, p. 941.

[52]	Taken from Ex 121, Tab 20, p. 889; Ex 121, Tab 21, p. 941.

[53]	T 3091.17–23. See too at T 3091.31–45.

[54]	T 3106.1–18.

A.	It’s not really for me to say what is appropriate for someone to allocate for their management expenses but that would appear reasonable.

Q.	I just wondered one other thing about this. The criterion that was adopted in the particular case for the purposes of the exercise that you engaged in at paragraph 2.2 was one whereby it was one involving each operating business contribution to total net sales. Is that a standard criterion or is it one very commonly adopted or unusual or what’s the position?

A.	I don’t know that there are any standard criteria. It was information that was available to us. It seemed a reasonable basis and that was what we used.”

6.55 My overall view is that the management fees charged exceeded a fair arms length price for the value of JHIL’s services to Coy. Coy evidently subsidised, at least to some extent, the provision of corporate services by JHIL to its foreign subsidiaries. The level of management fees paid by Coy significantly exceeded that which Grant Samuel and PwC calculated as the corporate costs Coy would have incurred if it operated on a stand-alone basis. Even so, given the evidence from Mr Salter and Mr Macdonald about the limited consumption of JHIL’s corporate services by foreign subsidiaries, I would not conclude that Coy’s management fees should have been at the level assessed by Grant Samuel and PwC. I do not think it is possible, however, on the evidence, to identify with any accuracy the amount by which management fees paid by Coy between 1995 and 1998 (inclusive) were excessive.

E. Directors of Coy

6.56 In the period 1995 to 1998:55

(a)	Dr Barton was a director of Coy throughout the entire period;

(b)	Mr McFadden was a director of Coy until 28 February 1997; and

(c)	Mr Morley was a director of Coy from 28 February 1997 to 16 February 2001.

(d)	The directors of Coy in August 1995, when the YEM 1996 dividends were paid, were Dr Barton, Mr McFadden and Mr Ghantous. Mr Ghantous was not present at the directors’ meetings when payment of the dividends was authorised.[56]

[55]	Ex 108.

[56]	Ex 108.

6.57 Counsel Assisting and the Foundation have submitted that JHIL was a “shadow director” of Coy at these times. JHI NV and ABN 60 resist such a finding.

6.58 At the relevant times, s 60(1)(b) of the Corporations Law defined a “director” as:

“... a reference to a director, in relation to a body, includes a reference to:

...

(b) a person in accordance with whose directions or instructions the directors of the body are accustomed to act.”

6.59 There is no controversy about the meaning of this part of the definition of “director”. Ultimately, the question is whether the appointed directors of Coy were accustomed to act in accordance with JHIL’s directions or instructions.

6.60 Counsel Assisting identified three aspects of the definition which have not been disputed. They are57:

(a)	s 60(1)(b) is designed to capture those situations in which “the third party calls the tune and the directors dance in their capacity as directors” (Harris v S (1976) 2 ACLR 51 at 64);[58]

(b)	there is no need to show that formal directions or instructions were given by the shadow director;[59] and

(c)	there need not be directions or instructions embracing matters involving the board, all that is required is that as and when the directors are instructed they are accustomed to so act. [60]

6.61 I do not consider anything in Standard Chartered Bank of Australia Limited v Antico (No.2)61, to which JHI NV and ABN 60 referred, to be inconsistent with the above.

6.62 Much of the evidence relevant to this issue came from Dr Barton, and in his examination by counsel for JHI NV and ABN 60, there was the following exchange:62

[57]	These aspects of the definition are drawn from Australian Securities Commission v AS Nominees Ltd (1995) 62 FCR 504; 133 ALR 1.

[58]	Australian Securities Commission v AS Nominees Ltd (1995) 133 ALR 1, 52.

[59]	Australian Securities Commission v AS Nominees Ltd (1995) 133 ALR 1, 52.

[60]	Australian Securities Commission v AS Nominees Ltd (1995) 133 ALR 1, 52.

[61]	(1995) 38 NSWLR 290.

[62]	T 2693.20–30.

“Q.	Could I just ask you a couple of questions about the dividend which was declared and paid in October 1996, that is a dividend of JH and Coy, can you tell us as best you recall your thought process, or reasoning process in relation to the declaration of payment of that dividend at that time?

A.	Well dividends were paid out of the company I guess to criteria. Firstly, what did the shareholder want, the only shareholder; and secondly, what did the company need to keep in order to operate? Pay its creditors and run its operations. They were both the general considerations.”

6.63 During examination by counsel for the Foundation, Dr Barton gave the following evidence:63

“Q.	You said in answer to a question from Mr Meagher just now that the two factors you took into account in determining a dividend to be paid by a subsidiary included what the shareholder wanted?

A.	Yes.

Q.	What it indicates is that the dividends were effectively driven by JHIL’s financial needs in this way, did the Board of JHIL work out what income it needed and then go about finding that income from its subsidiaries?

A.	You can put it that way, but I think both myself and the Board looked to consolidate accounts, really didn’t spend too much time on subsidiary accounts. And depending on how those accounts looked, and the cash flow of the corporation, we then made a decision on what dividends we could pay to our shareholders. And along with that, we had to decide how we’re going to upstream dividends from subsidiaries.

Q.	So from a financial point of view is it fair to say that the group operated perhaps without regard to the many corporate bales, and really from a consolidated approach?

A.	The group operated at the board level. Largely.

Q.	Referring to the JHIL board?

A.	The JHIL board operated as though it was a consolidated group from a financial point of view.

Q.	Did JHIL also make decisions about any strategic restructuring?

A.	Strategic restructuring of the group?

Q.	Yes?

A.	Yes.

Q.	And JHIL was effectively the taxpayer in the group?

A.	Yes you could say that.”

and:64

[63]	T 2695.10–46.

[64]	T 2696.5–34.

“Q.	Wasn’t it the case that the system under which the subsidiaries paid management fees was at the initiation of JHIL?

A.	Yes.

Q.	JHIL effectively told the subsidiaries that they were to pay management fees to it?

A.	Yes.

Q.	And that was so that JHIL would have income from those fees?

A.	Yes.

Q.	It was tax effective because it gave JHIL a small assessment income which permitted it to claim a rebate?

A.	Yes.

Q.	And is it fair to say that your decision on behalf of Coy to pay those fees was made not so much having regard to the separate financial position of Coy but on the basis that it was in the interests of the group for Coy to make that payment?

A.	Well I guess the decision making was similar to dividends. I would have looked at management fees and dividends in terms of what the shareholder needed or wanted, but also in terms of what was needed for the company to be a going concern.

Q.	For which company?

A.	Coy. To be a going concern.”

6.64 These parts of Dr Barton’s evidence indicate several matters. First, the JHIL board treated the James Hardie Group as a consolidated group from a financial point of view. Secondly, JHIL determined the level of dividends to be paid by its subsidiaries after deciding what dividend it could pay to its shareholders. Thirdly, JHIL made decisions about the strategic restructuring of the James Hardie group. Fourthly, JHIL directed its subsidiaries to pay management fees to it.

6.65 In the first portion of Dr Barton’s evidence set out above, he also indicated that in deciding whether to pay a dividend, the directors of Coy would consider what JHIL wanted and what Coy needed to pay its creditors and run its operations. There is an element of artificiality about this evidence, given that Dr Barton was a director of JHIL, which would nominate the dividend it wanted Coy to pay, and also a director of Coy. I am satisfied that Coy’s approach to the payment of dividends was eventually to pay what JHIL requested.

6.66 I would add that I am also satisfied that JHIL did not knowingly seek dividends from Coy which it thought would prevent Coy from paying its creditors, or otherwise conducting its operations, at least in the short term.

6.67 There is also some evidence that, from at least 1995, JHIL exercised control over Coy in respect of its acquisition of assets and possibly its pursuit of new businesses opportunities.65 Certainly, from 1995 it was the case that all new assets to be used in the Building Boards Australia business were acquired by companies in the James Hardie Group other than Coy66, a purpose, in my view, being that those assets could not be available to asbestos creditors.67

6.68 Looking at these matters in combination, I am satisfied that JHIL was a shadow director of Coy at the relevant times. The directors of Coy were, in my view, accustomed to act in accordance with JHIL’s instructions on the payment of dividends and management fees, in strategic restructuring of the James Hardie group, and on the acquisition of assets for use in Coy’s Building Boards Australia business. Of course, it does not follow that there was a breach of those duties.

F. Duty to act in good faith the best interests of the company as a whole

6.69 At the relevant times, the statutory source of the directors’ duties to act in the best interests of the company as a whole was s 232(2) of the Corporations Law, which was in the following terms:

“An officer of a corporation shall at all times act honestly in the exercise of his or her powers and the discharge of the duties of his or her office.”

6.70	Chew v R had held that an equivalent provision (s 229(1)) of the Companies (Western Australia) Code incorporated a duty to act in good faith in the interests of the company as a whole.[68]

6.71	An analogous duty also existed under the general law. The weight of authority suggests that the principal point of distinction between the statutory and general law duties was that the statutory duty would not be breached by a director

[65]	Ex 61, Vol 2, Tab 5, pp. 20–24.

[66]	Ex 61, Vol 2, Tab 5, pp. 20.

[67]	Barton, T 2736.36–39.

who honestly believed he was acting in the best interests of the company as a whole69, whereas the general law duty could be breached if that belief were unreasonable.70

6.72 There is no doubt that the interests of a company as a whole include those of its shareholders and creditors.71 The question is the circumstances in which the interests of creditors should be paramount.

6.73 The question was addressed in the submissions of both Counsel Assisting JHI NV and ABN 60. Both relied on what had been said by Cooke J in Nicholson v Permakraft (NZ) Ltd (in liq.) (1985) 43 ACLC 453,72:

“... creditors are entitled to consideration, in my opinion, if the company is insolvent, or near insolvent, or of doubtful solvency, or if a contemplated payment or other course of action would jeopardise its solvency...”

6.74 That statement was quoted with approval by Street CJ, Hope and McHugh JJA agreeing, in Kinsela v Russel Kinsela Pty Ltd (in liq.)73. It has since been adopted in Sycotex Pty Limited v Baseler 74 and Linton v Telnet Pty Ltd.75

6.75 The real difference between the submissions on this subject concerns what it means for a company to be “near insolvent or of doubtful solvency”. JHI NV and ABN 60 have submitted, in effect, that a company will not be in this position unless it is in “imminent danger” of insolvency.76 Counsel Assisting have submitted that what is required is “a real or not negligible risk that a particular transaction or course of action may prejudice [the interests of creditors]”.77

6.76 In my view, as a general proposition, the formulation of Counsel Assisting is to be preferred. It would be unsatisfactory if the interests of creditors were not to be considered in circumstances where there was a real or not negligible risk of their

[68]	(1991) 5 ACSR 473 at 499.30.

[69]	Corporate Affairs Commission v Papoulias (1990) 20 NSWLR 503, S; Southern Resources Ltd v Residual, Treatment & Trading Co Ltd (1990) 56 SASR 455. A different view has been taken in some cases: see Ford’s Principles of Corporations Law [8.065] under “Historical Note”.

[70]	Linton v Telnet Pty Ltd (1999) 30 ACSR 465 at 471–472.

[71]	Walker v Wimbourne (1976) 137 CLR 1 at 7.8.

[72]	(1985) 3 ACLC 458.

[73]	(1986) 4 NSWLR 722 at 731E–F.

[74]	(1994) 13 ACSR 766.

[75]	(1999) 30 ACSR 465 at 473–474.

[76]	See JHI NV Submissions in Reply on Terms of Reference 1 to 3, para. K3.12(b).

[77]	Counsel Assisting’s Initial Submissions, Section 4, para. 40.

interests being prejudiced. Secondly, the formulation is consistent with what Lord Templeman said in Winkworth v Edward Baron Development Co Ltd:78

“.... a company owes a duty to its creditors, present and future. The company is not bound to pay off every debt as soon as it is incurred and the company is not obliged to avoid all ventures which involve an element of risk, but a company owes a duty to its creditors to keep its property inviolate and available for the payment of its debts.” (Emphasis added by Wallace J.)

That statement was adopted by Wallace J in Jeffree v National Companies and Securities Commission.79 Thirdly, the formulation proposed by Counsel Assisting permits closer consideration of a company’s financial circumstances than that proposed by JHI NV and ABN 60, which limits attention to the company’s ability, in the short term, to meet its debts as and when they feel due.

Breach of directors’ duties

6.77 The question whether Coy’s directors breached their directors’ duties falls to be considered separately in respect of each payment of dividends and management fees. It is convenient to deal first with payment of the 1996 dividends.

6.78 The 1996 dividends totalled $100.9m. In August 1995, when the dividends were paid, the financial position of Coy may be summarised as follows:

(a)	Coy was in the middle of a very profitable financial year, although much of the profit made in that year was due to the sale of its intellectual property to JHR;

(b)	at the end of the previous financial year, Coy had net assets of about $251.9 million, which would increase to around $385.3m (ignoring the payment of dividends and management fees) by the end of the 1996 financial year;

(c)	the amounts Coy was required to pay each year for asbestos claims and associated legal costs had been increasing since 1993, although the amounts were still a relatively small proportion of Coy’s net assets;

[78]	[1986] WLR 1512 at 1516.

[79]	[1990] WLR 183 at 187–188.

(d)	had the directors obtained an actuarial report for the purpose of ascertaining the level of assets Coy needed to have in order to be reasonably confident of being able to pay all future creditors, they would have been informed that Coy needed, at that time, assets of at least $440 million dollars – well in excess of what it had.

6.79 Given these matters, in my opinion it is arguable that if the directors of Coy had had an actuarial report of the kind described, or otherwise known that the company needed assets of at least $440m in order to be reasonably confident that it would be able to meet all claims, it would have been a breach of their duties to act in good faith in the best interests of the company as a whole for them to resolve to pay the 1996 dividends. Coy’s net assets were worth significantly less than the amount needed to meet all future claims. The dividends themselves reduced those assets by more than a quarter.

6.80 For the same reason, it follows that it may have been a breach of the directors’ duties, if they had the information about the extent of Coy’s asbestos liabilities, which an actuarial report of the type described would have provided, to resolve to pay the 1997 dividend of $43.5m.

6.81 Turning to management fees, the same follows. If the directors had known what an actuarial report of the kind described would have told the, they would have appreciated that Coy’s assets were below the level needed in order to be reasonably confident of being able to meet all claims. When this is allied to the fact that the management fees were in excess of what Coy should have been obliged to pay, it may well be that the directors would have breached their duties to act in good faith in the best interests of the company as a whole in approving payment of the management fees.

6.82 The difficulty with the foregoing theories, of course, is that Coy’s directors did not have an actuarial report of the kind described. As I have said, Coy was meeting its liabilities, including its asbestos liabilities, as and when they fell due. There was no reason to believe it would not do so in the future.

6.83 The question was also raised whether it was a breach of the director’s duties of care and diligence not to obtain an actuarial report of the nature dealt with above.

The duty of care and diligence (whether under statute – relevantly s 232(4) of the Corporations Law - or the general law) may require directors to inquire further into matters concerning the financial position of the corporation.80

6.84 In the present circumstances it is true that the amounts Coy was paying as a result of asbestos claims were increasing, a significant part of Coy’s asbestos exposure related to diseases which had a long incubation period81, and that the United States experience had shown that asbestos liabilities could increase significantly.82 In addition, prior to October 1996 Coy had no finalised actuarial assessment of the extent of its asbestos liabilities, and the 1996 Trowbridge Report was not designed to show the value of assets Coy needed to be reasonably confident of being able to meet all claims. In these circumstances, it is argued that directors breached their duties of care and diligence in failing to obtain an actuarial report of the nature described.

6.85 It is then contended that if an actuarial report of that kind had been obtained, there are two possible results. Either the dividends and management fees would not have been paid, or they would have been paid but this would have involved a breach of the duty to act in good faith in the best interests of the company as a whole, as discussed above.

6.86 I was left with the view that all these submissions are exercises in hindsight. Until 1998 Coy was an operating company. True it is that it was not acquiring new businesses, but there was nothing to suggest that it would not be able to pay its liabilities, asbestos or otherwise, in the future.

6.87 In my opinion a claim by Coy against its directors at the relevant times (including JHIL) for breaches of directors’ duties in authorising payment of the 1996 and 1997 dividends and the 1995–1998 management fees would be unlikely to succeed. I note that such a claim would appear to be statute-barred.

[80]	Daniels v Anderson (1995) 37 NSWLR 438 at 503

[81]	Barton, T2727.15-32

[82]	Barton, T2727.46-57

Recovery of 1996 and 1997 dividends for mistake

6.88 Counsel Assisting have also submitted that, independently of any question of breach of directors’ duties, Coy could recover the 1996 and 1997 dividends from JHIL because they were paid under mistake,83 the mistake being as to the extent of Coy’s present and future asbestos liabilities. JHI NV/ABN 60 have submitted that the dividends are not recoverable on this basis:

(a)	because a dividend is a payment in the nature of a gift[84];

(b)	because there was no mistake, but merely a “misprediction” of Coy’s asbestos liabilities[85];

(c)	because a change of position defence could be made out[86].

6.89 It is true that a dividend is in a sense a payment in the nature of a gift. But, as Counsel Assisting pointed out, gifts are sometimes recoverable under the law of mistake.87 Segenhoe Limited v Akins88, to which JHI NV/ABN 60 referred, indicates that there may be some room for argument about whether a dividend, paid under a mistake, can be recovered. I do not think, however, that that case decides that a dividend paid under mistake cannot be recovered.

6.90 The distinction between a mistake and a mere misprediction seems to be based mainly on the academic writings of the late Professor Birks.89 As Counsel Assisting noted, those writings, and their adoption by Cooper J in Re: Strang Patrick Stevedoring Pty Limited v Owners of Motor Vessel Sletter (Formerly the Hibiscus Trader)90, relate to expectations of future reward, such as A’s belief that if he cleans B’s car, B will pay him for it.91 The mistake in question here, is not one of that kind. Further, some other authorities may indicate that a person who pays a future liability under a mistaken belief as to its existence or extent, may be able to recover the

[83]	See Counsel Assisting’s Initial Submission, Section 4, paras 60–62 and 86.

[84]	JHI NV Submissions in Reply on Terms of Reference 1 to 3, paras K3.16–3.20.

[85]	JHI NV Submissions in Reply on Terms of Reference 1 to 3, paras K3.21–3.29.

[86]	JHI NV Submissions in Reply on Terms of Reference 1 to 3, para. K3.35.

[87]	Outline of further Submissions on 1995–1998 transactions, para. 14–18.

[88]	(1990) 29 NSWLR 569.

[89]	JHI NV Submissions in Reply on Terms of Reference 1 to 3, paras K3.22–3.23.

[90]	(1992) 38 FCR 501 at 524

[91]	Outline of further Submissions on 1995–1998 transactions, paras 26–27 amount of any overpayment.92 In my view it is possible that a mistake as to the extent of Coy’s asbestos liabilities might found an entitlement to recovery of the dividends.

6.91 That leaves the change of position defence. In the case of the second of the dividends paid in August 1995, it is common ground that it was paid to Winstone and ultimately to JHIL. So far as the 1997 dividend is concerned, it was paid to Borchester and ultimately to JHIL. Both Winstone and Borchester are likely to have good change of position defences, but Coy could still seek to recover the dividends from JHIL.93 The first of the dividends paid in August 1995 went directly from Coy to JHIL. JHIL may well have available to it a change of position defence, but there is no evidence of what JHIL would have done if it had not received this dividend (or the others). Accordingly, no conclusion can be reached one way or the other.

6.92 I am reluctant to be drawn further into expressing any view on the prospects of success of any claims Coy might have against JHIL in respect of these transactions. It is possible that Coy would have an arguable claim for recovery of the 1996 and 1997 dividends from JHIL for mistake, but it would be difficult to make out. A question would be whether the additional funding provided on separation could not be set off against the claim. I would also note that such a claim if brought now would also appear to be statute-barred.

[92]	Outline of further Submissions on 1995–1998 transactions, paras 21–25 (No.2)

[93]	See Spangaro v Corporate Investment Australia Funds Management Ltd [2003] 47 ACSR 285 at [50].

Chapter 7 – Transfer Of Coy’s Operating Assets and Core Business in 1998

A. Summary of the Sales

7.1 In a series of three principal transactions, which occurred during 1998, Coy sold its operating assets and core business to other companies in the James Hardie group. Each transaction was preparatory to or an aspect of Project Chelsea.

7.2 On 31 March 1998, JHFC paid Coy $60,048,642 for its plant and equipment, having agreed to purchase the same at fair market value.1 On 1 July 1998, Gray Eisdell Timms (“GET”) assessed the fair market value of the plant and equipment at $36,915,099.2 This amount was increased to $37,065,498 for items of plant and equipment sold by Coy in the normal course of its business.3 Some time between 1 July 1998 and 31 March 1999, Coy repaid $22,983,144 – being the difference between what it had originally received and the assessed fair market value of the plant and equipment – to JHFC.4 Ultimately, therefore, JHFC purchased Coy’s plant and equipment for $37,065,498, which represented a profit of $12,532,919 to Coy on the book value of those assets.5

7.3 On 30 June 1998, Coy sold its “Building Board” trade marks to JHR, pursuant to an agreement that JHR would pay the fair market value of the trade marks at that date as assessed.6 On 17 September 1998, Grant Samuel said that a reasonable estimate of the fair market value of the trade marks, as at 30 June 1998, was $139.5m.7 JHR paid Coy that amount for the trade marks.8

1 Morley, Ex 121, paras 24 and 28.

2 Morley, Ex 121, para. 31; Vol 1, Tab 7.

3 Morley, Ex 121, para. 34.

4 Morley, Ex 121, para. 33.

5 Morely, Ex 121, para. 34.

6 Morley, Ex 121, para. 77.

7 Morley, Ex 121, Vol 3, Tab 24, pp. 970–971.

8 Morley, Ex 121, para. 80.

7.4 On 28 October 1998, Amaca’s core business was sold (effective as at 1 November 1998) to JHA, which was an indirectly held wholly-owned subsidiary of JHNV.9 There were three transactions:

(a)	Coy’s business, excluding those parts conducted in Queensland, was sold directly to JHA under a business acquisition agreement between Coy, JHA and JHIL.[10]

(b)	The parts of Coy’s business conducted in Queensland were initially sold to James Hardie US Investments Carson, Inc (“Carson”) under a business acquisition agreement between Coy, Carson and JHIL.[11]

(c)	Carson then sold Coy’s Queensland business to JHA under a business on-sale agreement between Carson, JHA and JHIL.[12]

7.5 JHIL was the ultimate holding company of each of Coy, JHA and Carson, and guaranteed the obligations of the vendor (either Coy or Carson) under each agreement.

7.6 It is likely that the parts of Coy’s business conducted in Queensland were sold to JHA via an intermediate sale to Carson in order to minimise the stamp duty payable on the sale.13

7.7 The assets sold as part of Coy’s business were its goodwill, intellectual property used in the business (including rights to use intellectual property not owned by Coy), the benefit of all current contracts entered into by Coy in their course of the business, and the business’ inventories of raw materials, works-in-progress and stock.14 Some land at Kellyville, New South Wales, was also sold as part of Coy’s non-Queensland business.15

9 Morley, Ex 121, paras 52–71.

10 Morley, Ex 121, para. 52(a); Vol 1, Tab 10, p. 277.

11 Morley, Ex 121, para. 52(b); Vol 2, Tab 16, p. 710.

12 Morley, Ex 121, para. 52(c); Vol 2, Tab 17, p. 799.

13 See Ex 61, Vol 1, Tab 20, p. 40.

14 Morley, Ex 121, para. 52(c); Vol 2, Tab 17, p. 799.

15 Morley, Ex 121, para. 52(c); Vol 2, Tab 17, p. 799.

7.8 Other assets were excluded from the sale of Coy’s business. Those assets included Coy’s trade receivables, all past, present and future liabilities of the business (including asbestos-related liabilities) other than those expressly assumed under the sale agreements, and real property held by Coy which had been contaminated by asbestos.16

7.9 In total, Coy received $30,130,675 for the sale of its core business to JHA. 17 The individual amounts making up this total are set out in the table below: 18

	Goodwill	Net Assets	Adjustment	Total
Non-Queensland business	$12,000,000	$4,750,183	$607,585	$17,357,768
Queensland business	$4,500,000	$8,272,908	—	$12,772,908
Total	$16,500,000	$13,023,041	$607,585	$30,130,676

7.10 Three matters should be noted about these individual amounts:

(a)	The total amount of $16.5m for goodwill was equal to the mid-point of a valuation range between $4.8m and $28.3m, which Grant Samuel & Associates (“Grant Samuel”) had attributed to Coy’s goodwill in a valuation of its businesses dated 17 September 1998.[19] The division of that total between Coy’s non-Queensland businesses ($12m) and its Queensland businesses ($4.5m) was consistent with Grant Samuel’s allocation of Coy’s goodwill on the basis of sales generation in each State and export sales.[20]

(b)	The amounts for Coy’s net assets were taken from net assets statements prepared, as at 1 November 1998, by JHA, following completion of the sale of Coy’s business, as it was required to do under the sale agreements.[21]

16 Morley, Ex 121, para. 55(c); Vol 1, Tab 10, p. 284; Vol 2, Tab 16, p. 715; Vol 2, Tab 17, p. 805.

17 Morley, Ex 121, para. 63.

18 The table is taken from Morley, Ex 121, par 63.

19 Morley, Ex 121, para. 64; Vol 2, Tab 20, P 887.

20 Morley, Ex 121, Vol 2, Tab 20, p. 898.

21 Morley, Ex 121, paras 58 and 61. Copies of the net assets statements are at Ex 121, Vol 12, Tabs 18 (non-Queensland) and 19 (Queensland).

(c)	The addition of $607,585 to the sale price for Coy’s non-Queensland business appears to have been an adjustment for prepayments made by Coy on goods, services or other benefits (such as gas, electricity, water etc) which were to be received by JHA after the sale of the business had been completed.[22]

7.11 There is no issue about the price at which Coy’s plant and equipment and trade marks were sold. There is nothing to suggest that they were sold at other than fair value. However, whether Coy’s core business was sold for fair value was in issue.

B. Grant Samuel Valuation Methodology

7.12 The Grant Samuel valuation of Coy’s business dated 17 September 199823 was used to determine the price at which Coy’s goodwill was sold to JHA. Accordingly, the methodology of the valuation requires attention. It is described in Appendix 1 of the valuation. 24

7.13 The purpose of the valuation was to value Coy’s business by assessing the fair market value of its business operations.25 “Fair market value” was defined by Grant Samuel as “the maximum price that could be realised in an open market over a reasonable period of time assuming potential buyers have full information.”26 Grant Samuel’s purpose may be distinguished from that of determining the price at which Coy’s businesses “should” be sold to JHA because considerations other than the fair market value of Coy’s businesses operations could have been relevant to this.27

22 Morley, Ex 121, para. 59; Vol 1, Tab 10, p. 290.

23 Ex 121, Vol 2, Tab 20, p. 898.

24 Ex 121, Vol 2, Tab 20, pp. 902–904.

25 Ex 121, Vol 2, Tab 20, p. 902.

26 Ex 121, Vol 2, Tab 20, p. 902.

27 See Gardner, Ex 234, par 39.

7.14 The methodology used in the valuation was identified by Grant Samuel was “capitalisation of earnings”,28 which involved “capitalising the earnings of a business at a multiple which reflects the risks of the business and the stream of income it generates”.29 The methodology was plainly an appropriate one.30

7.15 The starting point for the valuation was the selection of a level of earnings for Coy’s business “which a purchaser would utilise for valuation purposes”;31 i.e., a level of earnings likely to be achieved in the future. The level of earnings Grant Samuel selected was Coy’s July 199832 forecast EBITDA for the year ending 31 March 1999 (before payment of a management fee from Coy to JHIL) of $23.1m, adjusted for considerations relevant to future years such as anticipated cost savings from the rationalisation of Coy’s factories, a lower royalty rate payable for the use of James Hardie trade marks due to declining sales, and the payment of rent for land which was not to be sold as part of Coy’s businesses.33 This gave an adjusted forecast EBITDA for Coy’s business operations in 1999 of $24.8m.34 The valuation was based on that level of earnings.

7.16 The next step was to determine the appropriate capitalisation multiple to apply to the adjusted forecast EBITDA.35 Grant Samuel applied multiples of 6 and 7 times to the adjusted forecast.36 In selecting these multiples, regard was had to the attributes of Coy’s business and key factors affecting it (such as the impact of increased competition in the fibre current market), conditions within the building materials industry, the share marketing rating of JHIL, and market evidence of the EBITDA multiples at which companies comparable to Coy were trading.37

28 Ex 125, Vol 2, Tab 20, p. 902.

29 Ex 121, Vol 2, Tab 20, p. 902.

30 See Ex 121, Vol 2, Tab 20, p. 902 where Grant Samuel observed that capitalisation of earnings “is the most commonly used method for valuation of industrial business”, and also Humphreys, Ex 245, para. 1.17.

31 Ex 121, Vol 2, Tab 20, p. 902.

32 Ex 235, p. 6; Gardner T3094.40–47.

33 Ex 121, Vol 2, Tab 20, p. 893.

34 Ex 121, Vol 2, Tab 20, p. 893.

35 Ex 121, Vol 2, Tab 20, p. 902.

36 Ex 121, Vol 2, Tab 20, p. 897.

37 Ex 121, Vol 2, Tab 20, p. 887.

7.17 The application of these capitalisation multiples to Coy’s adjusted forecast EBITDA for 1999 gave a range for the gross value of Coy’s business of between $148.8m and $173.6m.38

7.18 Four adjustments were then made to give a range for the net value of Coy’s business operations:

(a)	An amount of $9.9m was added, being the portion of JHIL’s superannuation surpluses (that is, where the market value of JHIL’s superannuation investments exceeded the present value of accrued benefits) which Grant Samuel allocated to Coy.[39]

(b)	$3.7m was subtracted to account for the fact that the lower royalty rate on which the 1999 adjusted forecast EBITDA had been calculated would not come into effect until 1 April 2000.[40]

(c)	A further $106m was subtracted from the range of gross values for Coy’s business, this being the value of land and equipment used in the businesses but not owned by Coy.[41]

(d)	The value of the Building Boards trade marks in Australia, which were used by Coy in its business but no longer owned by it, was also subtracted.[42] That range was estimated by Grant Samuel in a separate valuation, also dated 17 September 1998, as being between $20.5m and $21.8m.[43]

38 Ex 121, Vol 2, Tab 20, p. 887.

39 Ex 121, Vol 2, Tab 20, p. 887 and 913.

40 Ex 121, Vol 2, Tab 20, p. 887 and 894.

41 Ex 121, Vol 2, Tab 20, p. 887 and 893.

42 Ex 121, Vol 2, Tab 20, p. 887 and 898.

43 Ex 121, Vol 3, Tab 22, p. 970–995.

7.19 Accordingly, Grant Samuel assessed the next value of Coy’s business operations as being in the range of $28.5m and $52m.44 Grant Samuel considered it reasonable to adopt the mid-point of this range, $40.2m, as a point estimate of the value of Coy’s business.45

7.20 To identify a range of values for Coy’s goodwill, Grant Samuel deducted the value of Coy’s net tangible assets employed in its business from the net value of its business operations.46 This gave a range of values between $4.8m and $28.3m for goodwill. Grant Samuel concluded that $16.5m, the mid-point of this range, was an appropriate value for the transfer of Coy’s goodwill on 1 October 1998.47

C. Possible Bases for Attack on Price Adopted

7.21 There are two possible bases for attack on the price adopted for the sale of Coy’s business to JHA:

(a)	the approximately $13m for Coy’s net assets was too low; and

(b)	the $16.5m paid for Coy’s goodwill was too low (which involves a conclusion that Grant Samuel under valued the goodwill).

D. Amount paid for Coy’s net assets

7.22 The question whether the amount paid for Coy’s net assets was too low arises because Grant Samuel valued Coy’s net assets at $23.7m,48 but only $13,023,091 was paid for the assets49 on the basis of the net assets statements prepared by JHA following completion of the sale of Coy’s business.50

44 Ex 121, Vol 2, Tab 20, p. 887.

45 Ex 121, Vol 2, Tab 20, p. 887.

46 Ex 121, Vol 2, Tab 20, p. 887 and 891–893.

47 Ex 121, Vol 2, Tab 20, p. 887 and 898.

48 Ex 121, Vol 2, Tab 20, p. 887.

49 Morley, Ex 121, para. 63.

50 Ex 121, Vol 2, Tabs 18 and 19.

7.23 The main evidence on this question came from Mr Morley, first during his examination by Counsel Assisting51 and then during his re-examination,52 at which point a document in which he explained the difference between Grant Samuel’s valuation of Coy’s net assets and the amount paid for them was put in evidence.53

7.24 In the end the explanation for the difference between Grant Samuel’s valuation and the amount paid for Coy’s net assets has two elements: one is that some of the assets valued by Grant Samuel were not sold to JHA (and so were not paid for), the other is that some assets had changed in value between 31 March 1998 (the date of the information Grant Samuel used to value the net assets)54 and 1 November 1998 (the effective date for the transfer of Coy’s businesses to JHA).55 The details of this are set out in Ex 183. The most significant single factor was that while Grant Samuel valued Coy’s trade receivables ($46.3m) and payables ($21.8m),56 giving a net amount of Coy’s favour of $24.5m, those receivables and payables were not transferred to JHA as part of Coy’s business.57 Accordingly, Coy remained entitled to collect the receivables and liable to pay the payables itself.

7.25 I am satisfied that the amount paid for Coy’s net assets was not too low and does not afford any basis for attacking the price at which Coy’s business was transferred to JHA.

E. Amount paid for Coy’s goodwill

7.26 Doubt about whether the amount paid for Coy’s goodwill was too low arose because the $16.5m paid was substantially less than a value of between $110m and $125m of Coy’s goodwill in a valuation by PricewaterhouseCoopers Securities Ltd58 dated 19 April 1999, but as at 20 January 1997.

51 Morley, T 2201.21 – 2205.1.

52 Morley, T 2754.53 – 2759.52.

53 Ex 183.

54 See Ex 236.

55 Ex 183; Morley, T2757.40–2758.21.

56 Ex 121, Vol 2, Tab 20, p. 891.

57 Ex 121, Vol 1, Tab 10, p. 284; vol 2, Tab 16, p. 715; Vol 2, Tab 17, p. 805.

58 Ex 121, Vol 3, Tab 21, pp. 914–955.

7.27 The main evidence on the adequacy of the amount paid for Coy’s goodwill was given by the following witnesses:

(a)	Mr Morley at paras 72–74 of his first statement,[59] in examination by Counsel Assisting,[60] and during re-examination[61] when documents prepared by Mr Morley attempting to explain the differences between Grant Samuel’s and PricewaterhouseCoopers’ valuation of Coy’s goodwill were put in evidence;[62]

(b)	Jaye Gardner, who was responsible for the day-to-day conduct of the Grant Samuel valuation,[54] in her statement of 8 June 2004,[63] and during her examination by Counsel Assisting;[64]

(c)	Charles Humphrey, who was the signing partner on the PwC valuation,[65] in his second statutory declaration;[66] and

(d)	Robyn Humphreys, a chartered accountant retained by the Solicitor to the Commission, in his first report dated 24 May 2004,[67] his oral evidence,[68] and a further report dated 26 July 2004.[69]

7.28 Submissions on this subject were made by Counsel Assisting,70 JHI NV and ABN 60,71 and Grant Samuel.72

59 Ex 121.

60 Morley, T2205.3–2212.48.

61 Morley, T2759.54–2763.50.

62 Ex 184 and 185.

54 Ex 234, para. 13.

63 Gardner, Ex 234.

64 Garner, T3088.50–3100.29.

65 Ex 333, para. 2.

66 Ex 333.

67 Ex 245, paras 1.16–1.24 and 1.34–1.38.

68 Humphreys, T3183.28–3187.45.

69 Ex 321, paras 9–16.

70 Counsel Assisting’s Initial Submissions, Section 4, paras 122–134; Counsel Assisting’s Submissions in Reply, paras 4.23–4.27.

71 JHI NV Initial Submissions on Terms of Reference 2 and 3, paras 4.4.5–4.4.9; JHI NV Submissions in Reply on Terms of Reference 1 to 3, paras K5.2–K5.3

72 Gardner Initial Submissions; Gardner Supplementary Submissions.

7.29 Whether the amount paid by JHA for Coy’s goodwill was less than fair value ultimately depends largely on a comparison between Grant Samuel’s valuation of the goodwill and PricewaterhouseCoopers’ valuation, and on an assessment of the reasons for the differences between them.

7.30 The methodology employed by PricewaterhouseCoopers to value Coy’s business was broadly the same as that used by Grant Samuel. The purpose of the valuation was to assess the fair market value, as at 20 January 1997,73 of the trademarks and goodwill of Coy.74 The value of Coy’s goodwill was assessed by valuing its underlying business (by capitalisation of future maintainable earnings) and subtracting from that the fair value of its net operating assets and trademarks (using the relief from royalty method), the reminder being attributed to goodwill.75 In paragraph 6 of Grant Samuel’s Supplementary Submissions, it is suggested that Grant Samuel did not use a “capitalisation of future maintainable earnings methodology” when assessing the gross value of Coy’s businesses, but rather capitalised “the forecast earnings for a single year, being the year ending March 1999”. However, this overlooks the fact that the Grant Samuel valuation adjusted Coy’s 1999 forecast EBITDA to account for likely changes to its business in the future. That was evidently done to align the 1999 forecast EBITDA more closely with Coy’s likely earnings in subsequent years. Although PricewaterhouseCoopers seems to have had regard to a wider range of factors in determining Coy’s future maintainable earnings (such as Coy’s earnings in previous years and economic issues affecting its business and earnings generally)76 than did Grant Samuel in adjusting Coy’s 1999 forecast EBITDA, this does not constitute a significant difference in methodology between the valuations.77

7.31 Grant Samuel and PricewaterhouseCoopers also used the same methodology in valuing Coy’s trade marks. This was a relief from royalty methodology which

73 This date was selected because it was against the value of Coy’s trademarks and goodwill as at that date that any capital gain or loss on those assets was to be assessed for capital gains tax purposes. See Humphreys, Ex 333, para. 5; Salter, T1963.15–1963.56.

74 Ex 121, Vol 3, Tab 21, p. 937.

75 Ex 121, Vol 3, Tab 21, p. 937–938.

76 Ex 121, Vol 3, Tab 21, pp. 940–945.

77 Mr Humphrey concluded that Grant Samuel and PwC had adopted consistent valuation methodologies; see Ex 333, para. 26.

involves determining a notional, arms length, commercial royalty for exploitation of the trade marks, applying this to the estimated level of future maintainable sales of products utilising the trade marks, and then either capitalising the resultant royalty stream or conducting a discounted cash flow valuation.78

7.32 The substance of the Grant Samuel and PricewaterhouseCoopers valuations was compared by Mr Humphrey in is second statutory decloration.79 The following points revealed by that comparison are significant:

(a)	PricewaterhouseCoopers had access to Coy’s 1996 actual earnings, and its forecast earnings for 1997 and 1998. Grant Samuel had access to Coy’s actual earnings for 1996, 1997 and 1998, and its forecast earnings for 1999. The forecast earnings for 1997 and 1998 to which PricewaterhouseCoopers had access were very close to Coy’s actual earnings for those years. Accordingly, with the exception of the 1999 forecast to which PricewaterhouseCoopers did not have access, PricewaterhouseCoopers and Grant Samuel based their valuation on similar information about Coy’s earnings.[80]

(b)	While Grant Samuel used an adjusted forecast EBITDA figure of $24.8m as the basis for its valuation, PricewaterhouseCoopers used a future maintainable EBIT figure of $25m. Grant Samuel’s figure equated to an EBIT of $16.2m.[81]

(c)	In its valuation, PricewaterhouseCoopers used a capitalisation multiple in the range of 10.5 to 11.5 times Coy’s future maintainable EBIT. Grant Samuel used a capitalisation multiple in the range of 6 to 7 times Coy’s adjusted forecast EBITDA. This equated to an implied EBIT multiple in the range of 9.2 to 10.7 times.[82]

(d)	Mr Humphrey assessed the impact of the different earnings figures used by PricewaterhouseCoopers and Grant Samuel in their valuations

78 See Ex 121, Vol 3, Tab 22, pp. 985–988; Ex 121, Vol 3, Tab 21, pp. 937–938; Humphrey, Ex 333, para. 27.

79 Ex 333.

80 See Humphrey, Ex 333, para. 12.

81 Humphrey, Ex 333, paras 17 and 18.

82 Humphrey, Ex 333, paras 19–23.

as being in the order of $96.8m.83 This was the product of multiplying the difference of $8.8m in the EBIT figures used by PricewaterhouseCoopers and Grant Samuel 11 times, that being the mid-point of the range of multiples used by PricewaterhouseCoopers.84

7.33 The impact so calculated of the different earnings figures used by PricewaterhouseCoopers and Grant Samuel is similar to the different values attributed to Coy’s goodwill in their respective valuations.85 The mid-point of Grant Samuel’s valuation of goodwill is $16.5m86 that of PricewaterhouseCoopers’ valuation is $117.5m. The difference between them is $101m.

7.34 This directs attention to the accuracy of the 1999 forecast EBITDA which was the starting point for the adjusted forecast EBITDA used by Grant Samuel in its valuation. Mr Humphreys, sought to identify Coy’s actual EBITDA for 1999 as a means of assessing the accuracy of the forecast. In his oral evidence, expanding on paragraph 1.17 of his 24 May 2004 report,87 he agreed with a series of calculations giving an estimated actual EBITDA for Coy in that year of around $39m.88 If correct, this would mean that Coy’s actual EBITDA was substantially in excess of its forecast for 1999 of $23.1m.

7.35 Difficulties with Mr Humphreys’ attempt to calculate Coy’s actual EBITDA for 1999 were identified by Ms Gardner in her 8 June 2004 statement.89 In particular, Ms Gardner pointed out that Mr Humphreys had used forecast rather than actual depreciation to estimate Coy’s actual EBITDA for 1999.90 Similarly, Mr Humphreys used forecast EBIT for JHIL’s New Zealand operations in his calculations.91 Ms Gardner also accepted, however, that without the actual figure for

83 Humphrey, Ex 333, para. 24.

84 Humphrey, Ex 333, para. 24

85 There were also differences between PwC and Grant Samuel in valuing Coy’s grade marks, see Humphrey, Ex 333, paras 27–31. However, the impact of these differences was not of the same order of magnitude as that of the different earnings figures used.

86 Ex 121, Vol 2, Tab 20, p. 898.

87 Humphreys, Ex 245.

88 Humphreys, T3183.28–3184.28.

89 Gardner, Ex 234, para. 83.

90 Gardner, Ex 234, para. 83(b).

91 Humphreys, T3183.55–3184.10.

depreciation the forecast figure used by Mr Humphreys was a “reasonable ... second best approximation”.92 In a similar vein, the forecast EBIT for JHIL’s New Zealand operations was also a reasonable approximation for Mr Humphreys to use in the absence of the actual EBIT. Accordingly, despite the use of these forecasts, Mr Humphreys’ attempt to calculate Coy’s actual EBITDA for 1999 may still be of some assistance.

7.36 Another potential difficulty with Mr Humphreys calculation was identified in the course of his oral evidence, namely that the central figure he had used to calculate Coy’s actual EBITA (the 1999 profit for JHIL’s Australian and New Zealand operations) excluded intercompany charges, while the forecast EBITDA used by Grant Samuel included some intercompany charges.93 When examined about this, Mr Humphreys accepted that if his estimated 1999 actual EBITDA were adjusted to include intercompany charges it would reduce to an amount fairly cost to $24m or $25m, and that this would satisfy his query about the 1999 forecast EBITDA.94 In his report of 26 July 2004, Mr Humphreys withdrew his acceptance of this, and concluded that Coy’s 1999 forecast EBITDA of $23.1m required only limited adjustments to be comparable with the estimated actual EBITDA he had calculated.95 Those adjustments increased the forecast EBITDA to $32.7m, still $6.3m less than the $39m at which Mr Humphreys estimated Coy’s actual EBITDA for 1999.96 No submission has been made that Mr Humphreys’ adjustments to Coy’s 1999 forecast EBITDA to remove intercompany charges were wrong, or that further adjustments should have been made. There are no intercompany charges apparent in the 1999 forecast EBITDA other than those for which Mr Humphreys made adjustments. Accordingly, it appears that the figure of $32.7m is probably a reasonably accurate adjustment of Coy’s 1999 forecast EBITDA excluding intercompany charges.

7.37 On balance, the accuracy of Coy’s 1999 forecast EBITDA of $23.1m is difficult to assess. Given the use of forecasts for depreciation and the EBIT of JHIL’s

92 Gardner, T3095.16–22.

93 Humphreys, T3184.56–3187.45.

94 Humphreys, T3187.27–3187.45.

95 Humphreys, Ex 321, para. 14.

96 Humphreys, Ex 321, para. 14.

New Zealand operations, the figure of $39m which Mr Humphreys derived for Coy’s 1999 actual EBITDA, while not useless, cannot be more than a rough guide to what the actual EBITDA was. It was not advanced as being anything more than that. Although all discernible intercompany charges have been removed from the forecast EBITDA, the possibility of hidden intercompany charges means there must remain some doubt about whether it is perfectly comparable with the estimated actual EBITDA result. Therefore, while Mr Humphreys’ evidence suggests a reasonable possibility that Coy’s 1999 forecast EBITDA of $23.1m was understated, it does not permit a firm conclusion to this effect or as to the extent of any understatement.

7.38 The impact of the different earnings figures used by Grant Samuel and PricewaterhouseCoopers in their valuations also directs attention to the adjustments Grant Samuel made to Coy’s 1999 forecast EBITDA for likely changes to its business in future years. Only one of those adjustments has been the subject of any criticism. That is the reduction of EBITDA by $5.1m to account for rental the purchaser of the business would have to pay on properties owned by Coy and not being transferred to it.97 Mr Humphreys suggested that this adjustment should have been accompanied by an increase in EBITDA to account for expenses connected with ownership of properties (such as land tax and the costs of and structural or capital repairs), which a purchaser of Coy’s business would not have to meet.98 Ms Gardner accepted that, assuming the initial forecast included such expenses, Mr Humphreys was correct,99 but neither Mr Humphreys nor Ms Gardner was able to comment on the materiality of such an increase in Coy’s EBITDA.100 Ultimately, while this may mean that the adjustment forecast EBITDA used by Grant Samuel in its valuation was slightly understated, there is no basis for concluding that this had any material effect on the result of the valuation.

97 Ex 121, vol 2, Tab 20, pp. 893–895.

98 Humphreys, Ex 245, para. 1.19.

99 Gardner, T3093.33–51.

100 Humphreys T3189.40–43; Gardner T3093.33–51.

7.39 A further explanation for the difference between the Grant Samuel and PricewaterhouseCoopers valuations may be that they assess the value of Coy’s goodwill at different times, 17 September 1998 for the Grant Samuel valuation and 20 January 1997 for the PricewaterhouseCoopers valuation. Mr Morley referred to this explanation in this oral evidence,101 and JHI NV and ABN 60 referred to it in their written submissions.102 In favour of this explanation there is evidence that in the period between 20 January 1997 and 17 September 1998 Coy faced increasing competition in the Australian fibre cement market. However, PricewaterhouseCoopers’ valuation referred to the same competitive considerations as Grant Samuel’s, the actual earnings of Coy for 1997 and 1998 were much the same as the forecast earnings to which PricewaterhouseCoopers had access when preparing its valuation, and there is no evidence of so dramatic a deterioration in Coy’s businesses between early 1998 and mid 1998 as to reduce the value of its goodwill by around $100 million. Accordingly, the different times to which the valuations relate are unlikely to be an adequate explanation for the full extent of the difference between them.

7.40 Overall, in my view, the evidence does not reveal any entirely satisfactory explanation for the difference between the values attributed to Coy’s goodwill by Grant Samuel and PwC. The difference may be the result of a number of factors, such as the 1999 forecast EBITDA taken by Grant Samuel as its starting point being somewhat conservative and the value of Coy’s goodwill diminishing between January 1997 and September 1998. Whatever the full explanation, there is no basis for finding that the difference between the valuations is the result of Coy providing wrong or incomplete information to Grant Samuel for its valuation, or of any negligence on the part of Grant Samuel in conducting the valuation. While there may be some room for speculation as to whether the amount paid for Coy’s goodwill was fair value, there is no clear evidence that it was not.

7.41 Accordingly, there is no sound basis for finding that the price JHA paid for Coy’s core business was other than fair value.

101 Morley, T 2210.44–48.

102 JHI NV Initial Submissions on Terms of Reference 2 and 3, paras 4.4.8.

Chapter 8 – Leases And Rental Valuations

A. Summary of the properties, leases, and rental valuations

8.1 Under clause 4.1 of the agreement for the sale of Coy’s non-Queensland businesses to JHA, it was a condition of completion that Coy to JHA for ten years would lease five properties at Devon Street, Rosehill and 1 Grand Avenue, Camellia, in New South Wales, Rutland Avenue, Welshpool, in Western Australia, and 46 Rundle Road, Meeandah and 1-35 Cobalt Street, Carole Park, in Queensland.1

8.2 Prior to entry into the sale agreement, in June 1998 Mr Shafron retained the firm JLW Advisory to conduct rental valuations of those properties.2 Although in his first statement Mr Shafron refers to four properties (he does not refer to the property in Camellia, New South Wales),3 valuations of all five properties, each issued in July 1998, are in evidence.4

8.3 JLW Advisory conducted the rental valuations on particular assumptions. The detail of the assumptions varied slightly between the different properties, but they were broadly as follows:5

(a)	that each property was being offered vacant to a third party or parties;

(b)	that each property was too large for one tenant to lease, with the result that each was divided up into more marketable parcels hypothetically leased to different parties;[6]

(c)	that the properties would not attract long term tenants and that leases would generally be for five years or less;

1 Ex 121, Vol 1, Tab 10, p. 283.

2 Shafron, Ex 17, para. 38.

3 Shafron, Ex 17, para. 41

4 Ex 121, Vol 3, Tabs 27–30 and Vol 4, Tab 31.

5 See Ex 121, Vol 3, Tab 27, pp. 1080–1081; Tab 28, pp. 1183–1184; Tab 29, pp. 1315–1317; Tab 30 pp. 1408– 1409; Vol 4 Tab 31, pp. 1480–1481.

6 It is not clear that this assumption applied to the property at Camellia, New South Wales; see Ex 121, Vol 4, Tab 31, pp. 1480–1481.

(d)	that prior to the commencement of each lease term there would be a significant letting up period of a number of months;

(e)	that there would be agency fees and marketing costs incurred at the start of each lease term; and

(e)	although each of the properties was contaminated by asbestos, that no remediation would be required.

8.4 For each property, the methodology employed by JLW Advisory in conducting its valuation was as follows:7

(a)	first, an annual market rental per square metre was identified for each marketable parcel of the property by reference to rentals for comparable properties;

(b)	secondly, this was used to calculate the total annual market rental for each parcel (or sometimes for a number of parcels combined);

(c)	thirdly, that total annual market rental was divided by 12 to give a monthly market rental for the parcel(s);

(d)	fourthly, the monthly market rental, together with the costs of each letting up period, agency fees and marketing expenses, was entered into a spreadsheet and discounted to give the net present value of the cash flow of the parcel(s) over ten years;

(e)	fifthly, the net present value of the cash flow was then used to give an effective rental annuity, and that figure was itself divided by the number of square metres being rented to give an effective annual rental per square metre.

8.5 The effective rental annuity for each parcel of property was added up to give the total rental annuity for that property. This total rental annuity was then used to set the rental payable by JHA to Coy under the lease for that property (subject to

7 Ex 121, Vol 3, Tab 27, pp. 1084–1092; Tab 28, p. 1187–1191; Tab 29, pp. 1323–1324; Tab 30, pp. 1412–1425; Vol 4, Tab 31, pp. 1484–1486.

periodic reviews in accordance with the lease terms). Each of the properties was, in fact, leased to JHA for 10 years, save for Camellia, which was leased to JHA for two years.

B. Accuracy of the rental valuations

8.6 Counsel Assisting has submitted that the assumptions and methodology in the JLW Advisory rental valuations may not have been appropriate, with the result that the leases did not provide for JHA to pay fair market rentals to Coy for the properties.8 Essentially, that is said to be because the rental valuations were conducted without reference to the fact that it was intended that JHA would occupy the whole (or nearly the whole) of each property for 10 years and that JHA needed to do so if it were to avoid significant costs associated with relocating those parts of Coy’s business which it was acquiring to new premises.

8.7 JHI NV/ABN 60 have resisted that submission,9 pointing out that the evidence suggests that JHA was the only party likely to have been willing to lease the whole of the properties and that this would have given it substantial power in an arms length negotiation. They have also speculated that JHA may not have faced much inconvenience in relocating if there had been premises available elsewhere.

8.8 The evidence on this issue, other than the documents to which reference has already been made, comes mainly from Mr Eccleston of BEM Property Consultants Pty Limited. He is a registered property valuer who was retained by the Commission to report in relation to the leases between Coy and JHA and the rental opinions prepared by JLW Advisory. Mr Eccleston produced a report as requested10 and also gave oral evidence.

8.9 In addition, the Commission has received a copy of a letter from Robert Ellis, one of the JLW Advisory valuers responsible for the rental opinions in

8 Counsel Assisting’s Initial Submissions, Section 4, paras 148–155; Counsel Assisting’s Submissions in Reply, paras 4.33–4.37.

9 JHI NV Initial Submissions on Terms of Reference 2 and 3, para. 4.5.12.

10 Ex 238.

question, addressed to Karen Davies, legal counsel for Jones Lang LaSalle.11 In that letter, Mr Ellis responds to some of Mr Eccleston’s comments on the rental opinions.

8.10 An important issue which arose in Mr Eccleston’s evidence was the difference between “market rental” or “face rental”, and “effective rental”. The former is the amount of rent required by the lease to be paid periodically by a tenant. The latter is the average amount received by the landlord in each period over the course of the lease, taking into account incentives which might be offered to the tenant such as rent free periods and possibly also costs such as agency fees and marketing expenses.12

8.11 In parts of his evidence, Mr Eccleston appeared to express the view that JHA should have paid the market rental as assessed by JLW Advisory for each of the properties, not the effective rental.13 However, the point made by JHI NV and ABN 60 was that the effective rentals payable by JHA took into account incentives which would otherwise have been paid to tenants of the properties and other costs which JLW Advisory assumed Coy would have been incurred if the properties had been leased to third parties.14 When this was put to Mr Eccleston, he suggested that use of an effective rental rather than a market rental might affect the outcome of a discounted cash flow valuation of the type done by JLW Advisory.15 However, JLW Advisory did its discounted cash flow valuation for each property using the market rental for that property in order to derive its effective rental. Accordingly, Mr Eccleston’s suggestion falls away. It follows that there is no reason for concluding that JHA should have paid the market rental as assessed by JLW Advisory, rather than the effective rental.

8.12 The central concern raised by Mr Eccleston, however, was that, in circumstances where (except for Camellia) the properties were to be leased to JHA for 10 year terms, JLW Advisory’s rental valuations should not have been conducted on the assumptions that each property (except the Camellia property) was to be

11 Ex 239.

12 Eccelston, Ex 238, p. 28; Eccleston, T3132.36–3133.9.

13 Eccleston, Ex 238, p. 31; T3130.54–3131.36.

14 JHI NV Initial Submissions on Terms of Reference 2 and 3, paragraph 4.5.4(d).

15 Eccleston, T 3137.7–3137.30.

leased vacant to multiple third parties, in smaller parcels, for no more than a few years at a time, with the result that Coy would be exposed to multiple letting up periods, agencies fees, marketing expenses and so on.16 This is, in effect, the argument put by Counsel Assisting. As noted above, JHI NV and ABN 60 have responded that being the only party interested in the whole of each property would have put JHA in a strong negotiating position. In determining a fair rental, some consideration would have to be given to that.17 The fact that the business JHA had acquired was already established at properties owned by Coy would also have put Coy in a strong position. I was left with the impression that the assumptions on which JLW Advisory’s rental opinions were to proceed did not give weight to Coy’s strength in this regard. Although JHI NV and ABN 60 have also said that it might not have been inconvenient for JHA to move to new premises, there is no evidence to support that view and, given the nature of the business it had acquired, I think it unlikely to have been the case.

C. Conclusion

8.13 There is some substance in the criticism that the opinions prepared by JLW Advisory may have understated the rentals which Coy should have received for the properties leased to JHA, and accordingly that JHA paid something less than fair market rental for the properties. The evidence, however, does not permit a conclusion to be drawn as to what the fair rental for each property would have been. Mr Eccleston expressly stated that he was not in a position to give such evidence.18 No party has submitted that any conclusion on what would have been fair market rentals can now be drawn from JLW Advisory’s opinions.

8.14 In addition, as JHI NV/ABN 60 explain in their submissions, any increase in the rentals payable by JHA would have led Grant Samuel to reduce the adjusted forecast EBITDA on which its valuation of Coy was based, with the result that what Coy might have gained in additional rental income it might have lost on the sale

16 Eccleston, Ex 238, p 31, para. 2; Eccleston, T 3164.6–14.

17 It might also have been appropriate to give consideration to the fact that the properties were contaminated by asbestos, and this is perhaps the sole respect in which the assumptions on which JLW Advisory proceeded favoured Coy rather than JHA. However, that consideration might not have been material if there were in fact no need to remediate the properties, and there is no evidence to suggest there was such a need.

18 Eccleston, T 3132.17–34.

price of its business.19 Further, the four properties with 10 year leases were sold by Amaca on 24 March 2004 for $70 million to Multiplex.20 For these reasons, no consequences of significance seem to attach to the likelihood that Coy received less than fair market rentals for the properties it leased to JHA.

19 JHI NV Initial Submissions on Terms of Reference 2 and 3, para. 4.5.14.

20 Slattery QC, T 19.10–20.6.

Chapter 9 – Other Matters

A. The effect of the dealings 1995-2001

9.1 The preceding Chapters in this Part have dealt principally with whether the transfers and dispositions of property by Coy in this period were for full market value. Term of Reference 3, however, involves also whether any “corporate reconstruction or asset transfers” – even if at full value – may have affected Amaca’s ability to “meet its current and future asbestos related liabilities”.

9.2 The events which took place in 1995 to 1998 have not affected Amaca’s ability to meet its current asbestos related liabilities. It has paid them as they fell due, in doing so, and will continue to do so, as I have found, until the first half of 2007.

9.3 The events of 1995 to 1998 have also had some effect on Amaca’s ability to meet its future asbestos related liabilities. If Coy had not paid the dividends and management fees which it did, it would have more assets. It is also possible to say that if Coy had continued as the operating business it would have been generating revenue and thus continuing in the future to have funds available to meet asbestos liabilities as they became due.

9.4 But there are difficulties with these views. There seems no reason why JHIL was obliged to keep Coy actively in business. Nor does there seem any reason why the United States business should necessarily be carried on by Coy.

B. Purposes of the 1998 Transactions

9.5 A further issue – in relation to each of the 1998 transactions – is whether they were entered into to put the relevant assets outside the reach of present and future asbestos plaintiffs.

9.6 Mr Morley gave evidence of a number of credible commercial purposes behind the sale of Coy’s plant and equipment to JHFC.1 In brief, the sale crystallised a gain against which Coy’s tax losses could be offset, it allowed the plant and equipment to be subject to a higher level of depreciation (which was also beneficial for tax purposes), and it avoided stamp duty on the transaction which would have been payable had it occurred as part of the sale of Coy’s core business.

9.7 Mr Shafron gave evidence of at least two legitimate commercial purposes behind the sale of Coy’s trade marks to JHR,2 namely to rationalise the holding and administration of intellectual property in within the James Hardie Group, and to further demonstrate that JHR had been established for a genuine commercial purpose.

9.8 It does not follow, of course, that it was not also a purpose of the sale of Coy’s plant and equipment and trade marks to put those assets beyond the reach of asbestos plaintiffs. Nor does that evidence say anything as to the purpose behind the transfer of Coy’s core business to JHA.

9.9 Counsel Assisting has submitted that I should find it was a purpose of each transaction that the assets be put beyond the reach of asbestos plaintiffs. JHI NV/ABN 60 resist such a finding in respect of any of the transactions.

9.10 The evidence of Mr Shafron and Mr McGregor is of significance on this issue.

9.11 Mr Shafron gave evidence that it was part of the plan of Project Chelsea that the operating assets which were ultimately to be held by JHNV would not be available to asbestos claimants,3 and that it was intended that, after Project Chelsea, the assets available to asbestos plaintiffs would be limited to the debts owed by James Hardie companies to Coy and Jsekarb and some asbestos-contaminated real estate.4 He also agreed, in respect of the transfer of Coy’s trade marks specifically, that the James Hardie Group did not want the trade marks on products being sold in

1 Ex 121, pp. 4–5, paras 25–27.

2 Ex 17, pp. 3, para. 15.

3 Shafron T 1777.5–9.

4 Shafron T 1777.10–17.

the United States to be held by a company that was subject to asbestos claims in the way that Coy was.5

9.12 Mr McGregor accepted that it was an object of Project Chelsea to separate the James Hardie group’s operating businesses from the core liabilities, and that this was achieved,6 and that that was the reason the operating business assets of Coy were transferred out of it, rather than Coy becoming a subsidiary of JHNV.7

9.13 JHI NV and ABN 60 have submitted that the evidence does not support a finding “that the purpose of Project Chelsea was to put Coy’s operating assets beyond the reach of asbestos plaintiffs”.8 Rather, it is said, the evidence shows that it was important to the success of Project Chelsea that the company to be floated on the New York Stock Exchange was free of asbestos liabilities, and that this purpose “inevitably had the consequence that Coy’s operating assets would not be available to asbestos plaintiffs”.9

9.14 A consequence of a transaction may often be one of its purposes and I regard the distinction sought to be drawn between the purpose of the transactions and their “inevitable consequence”, for relevant purposes, rather illusory. I am satisfied that one of the purposes was to make the operating assets not available to asbestos plaintiffs. I would add that it is not very surprising that a Group, faced with constant litigation against one of its subsidiaries, should seek to achieve that purpose. It would avoid the possibility of attempts to “freeze” the assets themselves.

9.15 I would reject the contention that the 1998 transactions were for an improper purpose. I think it was understandable that they might be entered into, and I regard the receipt of full value for them as significant.

5 T 1788.50–55.

6 T 1566.16–33.

7 T 1566.35–41.

8 Submissions in Reply of JHI NV and ABN 60 on Terms of Reference 1 to 3, para. K5.6.

9 Submissions in Reply of JHI NV and ABN 60 Terms of Reference 1 to 3, para. K5.6.

C. Breach of directors’ duties – a further comment

9.16 I should mention an aspect which arises from the views expressed above. I accept that it is not the case that the conclusion must always be drawn that a transaction is in the best interests of a company to sell assets, merely because full value has been received for them. Thus in Jeffree v National Companies and Securities Commission10 the Full Court of the Western Australian Supreme Court held that, when motivated by an improper purpose, the transfer of a company’s assets, even though it may have been for fair value, was contrary to the interests of its present and future creditors.

9.17 Ultimately, for the reasons given earlier, I would not be prepared to find that Coy’s directors breached their duty to act in good faith in the best interests of the company as a whole in approving the 1998 transactions.

10 [1990] WAR 183.

Part 4 – Term of Reference 2

Chapter 10 – Introduction to Part 4

10.1 Separation of Coy and Jsekarb from the James Hardie Group was achieved in February 2001. It was effected by the establishment of a trust which would become, directly or indirectly, holder of all the shares in Coy and Jsekarb. The move towards adoption of the trust mode began in early 2000 and gained momentum at the end of that year. The events of 2000 in that connection are discussed in Chapter 11.

10.2 The two important meetings of the JHIL Board in relation to separation were held on 17 January and 15 February 2001. Before coming to them, however, I discuss in Chapter 12 some of the basic legal and practical issues involved in separating Coy and Jsekarb from the Group.

10.3 At the 17 January 2001 Board meeting, the Board was asked to indicate that it was in favour of separation of Coy and Jsekarb, there being no funding provided in addition to their net assets. Members of the Board suggested that further funding should be investigated. The 17 January 2001 JHIL Board meeting is discussed in Chapter 13.

10.4 At the JHIL Board meeting of 15 February 2001 the Board approved the proposal for separation of Coy and Jsekarb. The formal proceedings of the Board on that occasion are discussed in Chapter 14. Many surrounding aspects are dealt with in other Chapters.

10.5 The announcements to the ASX approved by the Board that day were to state that the Foundation was to be “fully-funded”. The announcement also was to say that the fact that the Foundation was fully funded would bring “certainty” to claimants and to shareholders; the asbestos shadow having lifted. The critical inputs to the decision of the JHIL Board, in the light of the nature of the proposal, were the estimates of the outgoings which the Foundation would encounter, and of its likely revenues.

10.6 The estimates of outgoings derived principally from the actuarial reports. That requires an examination of the 1996, 1998 and 2000 Trowbridge Reports, particularly the 2000 Report. That takes place in Chapter 15. Two other aspects were germane, the November 2000 Watson and Hurst presentation, and JHIL’s December 2000

Operating Plan Review in relation to asbestos. These aspects are dealt with respectively in Chapter 16 and Chapter 17.

10.7 The ultimately important Trowbridge Report is that of 13 February 2001. It is dealt with first in Chapter 18. Other aspects are dealt with in later Chapters in this Part.

10.8 The other major input to the JHIL Board’s decision was the cash flow model for the Foundation, the Twelfth Cash Flow Model, which was prepared within JHIL to show as an estimate of the Foundation’s incoming funds and outgoing expenditures over a period of approximately 50 years. It is dealt with in Chapter 19.

10.9 In order for separation to proceed it was necessary for JHIL to obtain approval from persons who would act as directors of the Foundation, and of Coy and Jsekarb. Those persons were Sir Llew Edwards, Mr Michael Gill, Mr Peter Jollie and Mr Dennis Cooper. Sir Llew Edwards had been a director of JHIL for many years. He was resigning to become a director of the Foundation. Mr Cooper was an executive of the James Hardie Group, whose term of employment was coming to an end. He was unconnected with the asbestos aspects of the Group. Mr Gill and Mr Jollie were solicitor and chartered accountant respectively. Mr Gill had acted for JHIL previously; Mr Jollie was unconnected with the James Hardie Group. I discuss their participation in Chapter 20.

10.10 As I have mentioned earlier, the additional funding from JHIL came in return for entry by Coy and Jsekarb into the Deed of Covenant and Indemnity. It is discussed in Chapter 21 .

10.11 I have referred earlier to the media announcements made on 16 February 2001 to the ASX. Chapter 22 contains a discussion of that topic.

10.12 It is necessary to examine further Trowbridge’s conduct in relation to the February 2001 Trowbridge Report, in particular whether it was negligent in preparation of that Report, or was negligent or engaged in misleading or deceptive conduct in relation to the manner of its use. These topics are discussed in Chapter 23.

10.13 In Chapters 3 and 23, reference has been made to some deficiencies in the February 2001 Trowbridge Report. Chapter 24 deals with whether JHIL bears responsibility for those deficiencies.

10.14 JHIL engaged in 2001 in the second stage of its Project Green, the move of its holding company to The Netherlands. This was effected pursuant to a Scheme of Arrangement approved by the Supreme Court of New South Wales in October 2001. Questions have been raised whether there was adequate disclosure of relevant matters to the Court in connection with that application. That issue is dealt with in Chapter 25. The new holding company was JHI NV.

10.15 It did not take long after the establishment of the Foundation for the Foundation to discover that its outgoings were significantly higher than expected. This gave rise to a number of unsuccessful attempts by the Foundation to obtain further funding from JHIL. In Chapter 26 I discuss the deterioration in relations between JHIL and the Foundation after February 2001.

10.16 Following the implementation of the Scheme of Arrangement there was a continuing deterioration in the relationship between the Foundation and JHIL. In the event negotiations between them came to an end, and in March 2003 JHIL and JHI NV cancelled the partly paid shares which JHI NV held in JHIL and JHI NV transferred ownership of JHIL, now ABN 60 to a new Foundation, the ABN 60 Foundation. These events are discussed in Chapter 27.

10.17 The arrangements between JHI NV and ABN 60 included a Deed of Covenant, Indemnity and Access between them. The effect which this Deed had on the efficacy of any rights which the Foundation might have against ABN 60 is dealt with in Chapter 28, as is a Deed of Rectification of that Deed entered into in February 2004.

10.18 In Chapter 29 I add some concluding remarks in relation to this Term of Reference.

Chapter 11 – The Move Towards A Trust

A. Introduction

11.1 I have referred earlier to the failure of the 1998 IPO. There seems no reason to deal in detail with the events of 1998 and 1999 following that failure other than to note:

(a)	Some consideration continued to be given to possible restructuring[1] to deal with, amongst other matters, the asbestos liabilities.

(b)	On 31 October 1999, Dr Barton resigned as Managing Director of JHIL, Mr Macdonald becoming Chief Executive Officer and a director of JHIL.[2] Dr Barton had no further involvement in the management of the affairs of the Group. Mr Macdonald had previously been the Chief Operating Officer of JHIL.[3]

(c)	Dr Barton had also been a director of Coy and of Jsekarb. From 1 November 1999 his place as such was taken by Mr Donald Cameron.[4]

B. Early 2000: Separation proposals and the JHIL Board, Project Green

11.2 It was in early 2000 that the issue of separation again came to the fore,5 and the JHIL Board Papers for the Board’s 17 February 2000 meeting contained two documents of particular present relevance, “Asbestos”6 by Mr Shafron and “Project Green – Update” by Mr Morley.7

[1]	See for example the advice from Mr Peter Cameron and Mr Martin of Allens of 12 October 1999 (Ex 61, Vol 4, Tab 4) and Mr Shafron’s “ Big Picture Options for James Hardie’s Asbestos Liabilities in Australia” of 22 November 1999 (Ex 61, Vol 4, Tab 9).

[2]	Ex 174, p. 1, para. 1. Dr Barton’s intention to depart at that time had been public knowledge for quite some time: Barton T 2721.18–29.

[3]	Ex 148, p. 1, para. 1.

[4]	Ex 276, Tab 2, p. 3, and Tab 3, p. 3.

[5]	Perhaps because Mr Macdonald, who had been based in the United States for some years, had become the new CEO, and was keen to “reposition the Group”.

[6]	Ex 283, Vol 5, Feb 00 Tab

[7]	Ex 283, Vol 5, Feb 00 Tab. Mr Shafron said that the name “Project Green” was adopted in February 2000: Ex 17, p. 14, para. 79.

11.3 Mr Shafron’s paper dealt with a number of topics including “Part C – QBE Asbestos Insurance Litigation Strategy” and “Part D – Big Picture Options”.

11.4 In Part C – which related to negotiations with QBE Insurance Limited to settle an outstanding dispute over insurance coverage for asbestos claims – Mr Shafron discussed the means of resolution of any conflict between the position of Coy (the insured) and of JHIL (the beneficiary of Project Green). He said8 that to secure the best settlement, they had been planning their strategy on the basis that it would be necessary to recommence legal proceedings against QBE, and that there was a Statement of claim virtually ready to file. He went on to say, however, that:

“ ... litigation would not be helpful to JHIL as Project Green may require a court approved scheme of arrangement or other public process that provides an opportunity for asbestos claimant “spoilers”. Spoilers may be able to take advantage of litigation between JHC and QBE to underscore a claim that the level of James Hardie’s asbestos liabilities is inherently uncertain, and quite possibly worse than it has been leading the market to believe.”

11.5 Notions of this kind, that there might be “spoilers”, that they might seek to demonstrate that the level of asbestos liabilities was higher than disclosed, and that opportunities for public scrutiny of the amount of asbestos liabilities should be avoided or limited, recur in the Group’s documents. Perhaps a contributing reason is that the provisions in the consolidated financial statements of JHIL and its subsidiaries did not make provision for all future liabilities, but it also seems to have been a reflection of a passion, almost an obsession, for secrecy for its own sake. (Mr Shafron’s approach appears to have been a main contributor to this development.) The James Hardie Group documents are littered with claims for legal professional privilege, in circumstances where the claims, if challenged, would have been very difficult to justify.

11.6 In Part D of his paper, Mr Shafron discussed a number of options available for the Group, which he introduced:9

“Context and Summary

The environment in which James Hardie’s asbestos related liabilities are determined is unfavourable to JH. There is a strong institutional bias against JH

[8]	Ex 283, Vol 5, Feb 00 Tab, p. 9.

[9]	Ex 283, Vol 5, Feb 00 Tab, p. 11.

and the other asbestos product manufacturers; it is apparent in courts, juries, and in government and is especially well developed in NSW. ...

The asbestos litigation is not helpful to the operating business of JH, representing a distraction to senior management and an uncertainty factor in the JH share price. It therefore makes sense to examine the big picture options – theoretically available to JH or previously pursued by companies in positions similar to JH – to remove these impacts. The interests of all stakeholders, including creditors, must be fully considered and any resolution must not disadvantage legitimate asbestos claimants. (Emphasis added)

11.7 He said then that, broadly speaking, the “menu of alternatives” included, in no particular order:

“ •	Legislated Scheme;

•	Voluntary Group Settlement;

•	Class Action;

•	Liquidation/Bankruptcy;

•	Court Approved Scheme;

•	Insurance Defeasance;

•	Provisioning to Worst Case;

•	Trust;

•	Company Split/reorganisation; and

•	Defense Cooperation Schemes.”

and his view was that of the options:

“ ... the company split/reorganisation is the most attractive and has some precedents among former US asbestos manufacturers. For JH, the “split” has been achieved and there remains the restructure. A range of issues will be confronted requiring careful planning and resolution, including the level of assets to be left behind in the old group, potential adverse reaction of asbestos claimants, and the ultimate ownership of JHIL shares. The trust structure has some potential to assist the last two of these issues, and possibly to serve as a fall back position. Insurance or other financial investors may also be interested in securing the JHIL shares from shareholders. The company split and trust and discussed in more detail in sections 8 and 9 below.” (Emphasis added)

11.8 The practical importance of the “level of the assets to be left behind in the old group” was underscored in his discussion in Section 9 of his preferred option “Company Split/Reorganisation” where he discussed two United States companies which he said appeared to have successfully split their asbestos business from their other business, but noted:10

[10] p. 1863. This is the passage to which I referred in Chapter 2.

“Other US companies have attempted similar company splits/reorganisations and become mired in litigation, typically alleging “fraudulent conveyances” – a US legal doctrine with no direct Australian equivalent. Examples in this category include Raymark and Celotex. The overall US experience on reorganisations, as described by JH’s US attorneys, has some admittedly fairly obvious lessons for us:

In sum, the US experience has shown thus far that a carefully planned reorganisation that makes fair provision for the asbestos claims has some chance of succeeding. But any attempt at reorganisation that does not leave significant assets for the asbestos claims will, at a minimum, spawn lengthy and costly litigation with the plaintiffs’ bar, and may ultimately be unsuccessful. ”

These observations were prescient but the “fairly obvious lessons for us” from the United States experience appear to have been put aside or forgotten.

11.9 Mr Shafron went on to say that James Hardie had already achieved:11

“ ... a split of its asbestos (JHC) from its non-asbestos (JHNV) companies. The next step would be to achieve separation such that the companies were no longer held by the same holding company (JHIL). There are structures which would seem capable of achieving this (scheme of management, intra group takeover). Clearly the level of assets to be left behind in JHIL/Coy is a major issue, as is managing public and stakeholder reaction. Another open question is the fate of JHIL, once its operating businesses have left the group.” (Emphasis added)

11.10 In discussing the “trust” proposal – his second preference – Mr Shafron noted first that a trust structure per se did not itself effect separation from the asbestos liabilities, because claims could still be brought against the same defendant, but he observed that a trust:

“ ... could ... be used to create a buffer between JH and asbestos claimants and could provide some sense or apprehension among claimants and/or the market that the litigation was no longer a company problem or distraction but an issue for the trust. The trust could be appointed agent for service of claims and could be empowered to manage and settle claims. It could have its own staff and be given power – within limits – to take other action to support existing and future claims, e.g. funding medical research or other beneficial programs. The trust could be funded up front or progressively according to agreed criteria. Attempting to fully fund the trust would have a similar financial impact to provisioning, with some added benefits.

The trust property could be a fund, shares in JHC, or shares in JHIL.”

[11] p. 1863.

11.11 He said that the trust concept might have particular use if Project Green did eventuate, but that it might also have use if Project Green did not eventuate:

“to help put the litigation at one remove from JHIL, and to serve as a fall back position.”

and that: 12

“In both cases the main direct benefit to claimants would include that once the trust was established no money could leave the fund (although, at the risk of diluting the security aspects of the concept, JH could provide for a return of cash in defined circumstances such as a major surfeit of funds). During Project Chelsea, one or two claimants expressed concern about the company split then achieved and the potential for the assets of JHC to be depleted by dividend or capital return. JHC responded that the directors had no present intentions in that regard.”

He noted also:

“In the context of Project Green, it may be possible to form a trust for the express purpose of acquiring all shares in JHIL post separation. The beneficiaries of the trust could be asbestos claimants. The trust vehicle could be a company or individuals, and the purpose of the trust could be to manage the company for the benefit of asbestos claimants. If the trust took title to shares in JHIL, there would be no liability attaching to those shares. The trust concept could be a viable alternative to a third party financial or insurance purchaser of shares in JHIL post separation.”

11.12 Mr Morley’s paper dealt with the fact that in January a working party had given detailed consideration to “a potential structure which would permit a separation of James Hardie NV from the rump assets and liabilities of James Hardie”. It was thought desirable, for taxation reasons, to incorporate the proposed new company outside the United States, options considered in detail being The Netherlands, Luxembourg, Switzerland and Bermuda. In the event the proposal then recommended by Mr Morley was:13

“a Luxembourg incorporated listed vehicle, with a Luxembourg/DGP financing structure. When the DGP financing structure is no longer effective, expected to be within 3 years, the financing subsidiary would be moved to Ireland.”

The Netherlands, rather than Luxembourg, was the ultimate choice.

[12]	The consideration in this passage may well be the genesis of the term “certainty”, so much used in relation to the establishment of the Foundation.

[13]	Ex 283, Vol 5, Feb 00 Tab, pp. 4–5 of Mr Morley’s document. A “DGP” is a Delaware General Partnership, ibid. p. 3.

11.13 No decision appears to have been made at the Board meeting of 17 February 2000, the minutes simply record:14

“ASBESTOS	Mr PJ Shafron spoke to his paper on asbestos and answered questions from directors.

PROJECT GREEN STRUCTURE	Mr PG Morley spoke to his paper on Project Green and answered questions from directors.”

C. The course of Project Green: February to June 2000

11.14 From February to November 2000 activity relating to Project Green proceeded on a number of fronts. One of some present importance was that it was obvious that a more up-to-date actuarial assessment of asbestos liabilities was needed and in March 2000 Trowbridge was asked to provide:15

“ ... an update of its 1998 review as at 31 March 2000 and in particular provide:

(a)	an actuarial estimate of potential exposure for known asbestos-related claims as at 31 March 2000;

(b)	a projection of potential exposure for known and unknown asbestos-related claims as at 31 March 2000; and

(c)	an analysis on any significant developments in claims experience or new trends since your 1998 review.”

11.15 Discussions took place between Mr Attrill and Mr Minty as to the inputs necessary for that Report. Mr Attrill supplied what was required; no suggestion is made that any information required was withheld from Trowbridge. The report ultimately provided was the 2000 Trowbridge Report. It is discussed in Chapter 15.

11.16 The JHIL Board was next to meet on 13 and 14 April 2000. Its Board Papers16 included a very substantial body of material on Project Green. The Executive Summary of that material, under the heading “Need for Action”, said:17

“As a result of the failure of the IPO James Hardie has a range of residual issues which are reducing shareholder value. The issues are:

•	JHIL has annual cash requirements in Australia of A$100m (asbestos litigation, dividends, Head Office running costs) which require ongoing financing through a combination of capital returns from subsidiaries,

[14] Ex 75, Vol 6, Tab 58, p. 1880.

[15] Ex 57, Vol 1, p. 39.

[16] Ex 75, Vol 6, Tab 58.

[17] Ex 75, Vol 6, Tab 58, pp. 1892–4.

dividend inflows from the Australian finance company or dividend inflows from operations in the USA. This funding requirement results in a significant withholding tax costs for the company, the extent of which will increase over time.

•	The company’s asbestos liability has a range of consequences.

Þ	It prevents James Hardie from using its scrip as currency for acquisitions, mergers etc. as potential targets and partners are not prepared to assume exposure to asbestos liability.

Þ	It prevents the company’s operating assets from being fully valued by the equity markets. Just as targets and partners will not hold James Hardie shares, neither will some equity investors.

Þ	A change in Australian GAAP for liabilities is expected to become effective around July 2001 and may result in James Hardie having to disclose the full expected future liability of all asbestos related claims. This liability may be more than the market is currently estimating.

•	James Hardie is currently a small, illiquid, Australian dollar denominated and listed security. This increases the difficulty and cost associated with raising capital. As debt providers and equity investors globally seek to place funds in large, liquid and low risk companies, James Hardie is becoming a less attractive risk/investment.

•	The Australian sharemarket is aware of our residual structural issues and remains concerned that the company will be forced to implement some form of restructuring in the next 1–2 years. Investors are concerned that such a restructuring could disenfranchise them.”

11.17 The Executive Summary then expressed the view that:

“Combined, these factors contribute to a ‘structural discount’ on James Hardie’s market valuation and act to impede the company’s growth.

James Hardie sees its future as the global leader in fiber cement and as an effective global participant in the gypsum industry. To achieve these positions there will be further significant growth in operations outside Australia, potentially involving mergers, acquisitions, joint ventures and other kinds of alliances. It is unlikely that such developments could be funded using JHIL scrip as currency.”

11.18 The paper stated18 the objectives of Project Green as being to address “growth, financial structure and asbestos separation”. It was said:

“All three objectives need to be developed before implementation will be recommended. The Project Team has adopted the following criteria in developing its separation and financial structure proposals:

[18] Ex 75, Vol 6, Tab 58, p. 1892-4.

•	James Hardie’s non-core assets and liabilities must retain their legal separation from ongoing operations and be adequately funded to meet claims

•	any structure must be easily communicable to shareholders and analysts and be “reasonable” (the ‘sniff ’test), be developed in consultation with major stakeholders and enjoy their support

•	all existing shareholders must benefit from the value created by any restructure, with minimal tax consequences

•	any newly-issued stock must be readily marketable to allow James Hardie to take part in merger and acquisition activity using scrip

•	restructure costs must be kept to a reasonable level

•	IPO market risk must be minimised or eliminated

•	there must be a strong probability that the transactions to establish the structure can be completed, without disruption by spoilers or legal/regulatory difficulties

•	the structure must be tax efficient” (Emphasis added)

11.19 The parts emphasised in the first two criteria were not followed in relation to the February 2001 separation. Rather the funding was quite inadequate, the consultation with major stakeholders was mostly after the event.

11.20 The material for the April Board meeting included a substantial “Advice on Structure and Separation Issues” from Allens,19 which responded20 to questions raised by Mr Shafron in a letter dated 15 March 2000 to Mr Peter Cameron of Allens. The letter21 asked for advice, for the purpose of being provided to that meeting, on a number of issues and questions concerning:

“1.	Takeover ...

2.	Share Buy-back ...

3.	Listing of Luxco on the ASX ...

4.	Listing of Ausco on the ASX ...

5.	Separation: Asbestos risks and liability

[19] Ex 75, Vol 6, Tab 58, p. 1899.

[20] Ex 75, Vol 6, Tab 58, p. 1909.

[21] Ex 75, Vol 6, Tab 58, pp. 1995–7.

(a)	Can directors be comfortable with the proposed separation in terms of directors’ duties and other bases of legal liability for directors and the relevant companies?

(b)	Are the following options of providing/leaving behind:

(i)	actuarial assessment of all future claims; and

(ii)	the actuarial assessment plus a (say) $50 m premium insurance policy open to the directors?

(c)	What additional support would it be prudent for the directors to obtain:

(i)	QC opinion – addressed to them as individuals?

(ii)	QC opinion on liability generally as well as the adequacy of the insurance policy?

(iii)	Additional protections (the Allens deed of access to documents etc that some but not all directors currently have)?

6.	Breaking Through ...

7.	Forming a trust over JHIL shares or JHIL assets

(a)	Is it possible to mesh in a trust concept with the takeover/buy-back?

(b)	Need for a JHIL members meeting?

(c)	Requirements/impediments?

(i)	trust deed?

(ii)	stamp duty?

(iii)	what else?

(d)	Options for dealing with the surplus (access share, charitable donation, etc).

(e)	Would a trust be a valid option for directors, at least in the context of Project Green as a whole?

(f)	Are the following options of settling a trust with:

(i)	the actuarial assessment of all future claims; and

(ii)	the actuarial assessment plus a (say) $50 m premium insurance policy open to the directors?

8.	Other Options

(a)	Are other options open to JH to resolve the asbestos issue?

(b)	If other options exist what do they entail and what are the pros and cons?”

11.21 Allens were also invited to “comment” on timing issues and:

“any other matter you think may be relevant or appropriate. Please cover the issues raised but do not confine yourself to them.”[22]

Allens were not limited to the strict legal questions. That was recognised in Allens’

Advice. In “Part 2: Separation: Asbestos Risks and Liability”23 it was noted that:

“2. Duties to creditors

The directors of JHIL do not owe a duty to creditors except in the circumstances of actual or imminent insolvency, although their duty to the company will require the interests of creditors to be taken into account.

In our view, existing and known asbestos-related claimants against Coy may be creditors of Coy but not of JHIL, nor are unknown potential asbestos-related claimants of Coy or JHIL. This approach to determining who is a creditor is not inconsistent with JHIL’s current provisioning in relation to asbestos-related liabilities in its latest financial statements.

Nevertheless, the Directors of JHIL will need to manage against the actions of potential spoilers and the future insolvency of Coy. This means that the Directors of JHIL need to take into consideration the existing claims against Coy and how to ensure that Coy has the ability to meet those and future obligations. This issue is discussed further in Part 5 (Other Options).”

and:

“3. Buffer issues[24]

The directors of JHIL and Coy will need to consider what is an appropriate buffer in the circumstances in light of Coy’s most recent financial position. In deciding upon an amount of buffer, the current actuarial update of the potential exposure to asbestos-related claims of the Group being carried out by Trowbridge Consulting should provide the directors with a proper basis for their decision.

The Trowbridge update has not been commissioned especially for Project Green, but is part of a clear pattern over the last 5 years for the Group to obtain expert actuarial and legal advice to assist management and the Board in relation to the management of the Group’s potential asbestos-related liabilities.

It is always open for the directors to take a cautious view about the assumptions in the analysis of Trowbridge and ensure against the risk that the buffer which is left behind in Coy is insufficient to meet future claims. The directors could manage this risk by providing a larger cash buffer or by taking out an insurance policy (which we understand is an expensive option). This raises the issue of the balance between the interests of creditors and shareholders – where should the line in the

[22] Ex 75, Vol 6, p. 1997.

[23] Ex 75, Vol 6, p. 1916.

[24] pp. 1946–1947.

sand be drawn in relation to division of assets? A key feature of a buffer is that it would involve a fund which is in reality potentially available to both a class of potential and unknown creditors and shareholders. To the extent to which the fund is not required for those unknown creditors it could be available for return to shareholders. Directors need to be cognisant of the rights and interests of shareholders who could legitimately argue that it is not part of the business of the company to give money away to unproven potential creditors nor to lock up capital indefinitely.” (Emphasis added)

and:25

“4. Opinions

In light of legal risks outlined above, we think that it would be prudent for JHIL to obtain senior counsel’s opinion which the directors could rely upon dealing with the directors’ duties issues for JHIL and Coy in the separation process and establishing an appropriate buffer for Coy to satisfy future asbestos-related claims. JHIL should also consider obtaining an expert valuation of Coy which will establish an independent value for the company.”

11.22 These passages make it apparent that the Board of JHIL should have been aware of the potential desirability of a “buffer” being provided in addition to handing over only the net assets of Coy and Jsekarb. (In fact the Board meeting of January 2001, dealt with later, suggests that the Board was conscious of this).

11.23 The Advice also, in Part 5,26 considered voluntary liquidation or liquidation on just and equitable grounds as options, but did not appear to warm to them.

11.24 Project Green was the principal subject discussed on the second day of the April 2000 Board meeting and the minutes27 recorded the conclusion as being:

“PROJECT GREEN STRUCTURE	Mr Macdonald raised a number of market and structural issues facing the Company and outlined a Company vision and business strategy. Presentations were then made by members of the Group Management Team as follows:

	Background and need for action	- Mr Morley

	Asbestos resolution	- Mr Shafron

	Corporate restructure and separation; financial implications	- Mr Morley

	Portfolio Growth Options	...

[25] Ex 75, Vol 6, p. 1917.

[26] Ex 75, Vol 6, p. 1926.

[27] Ex 75, Vol 6, Tab 59, p. 2044.

Group management Team members answered questions from the Board on each of the areas presented, then withdrew from the meeting.

In the absence of management the Board discussed the various options presented. The Chairman asked Mr Macdonald to continue work on each of the separate elements of Project Green, for further consideration by the Board.”

July to August 2000

11.25 The next JHIL Board meeting, on 13 July 2000, had received a paper from Mr Macdonald dated 30 June 2000 in which he said:28

“Asbestos Separation

It remains our intention that no creditor be disadvantaged by a separation from asbestos.”

11.26 The Board minutes record:29

“PROJECT GREEN Mr Macdonald and Mr Wilson reported on progress in relation to Project Green.

The Board discussed a number of issues relating to restructure, funding and separation. The Chairman noted that in the event of any separation, the Board would need to be satisfied that sufficient funds remained to meet the claims of creditors.

Mr Macdonald and Mr Morley reported on the sale process that had been commenced by the Republic Group Corporation.”

11.27 Of course in both Mr Macdonald’s paper of 30 June 2000 and the Board’s minutes it is possible that “creditor” was being used to refer to persons who would have an existing entitlement to sue, or to be paid a judgment or settlement, but it seems the more likely view is that the term was being used to include all who might sue Coy or Jsekarb.

11.28 The possibility of the use of a form of trust structure had been discussed at a meeting on 18 July 2000 at Phillips Fox at which Mr Adams and Mr Gill (of Phillips Fox) and Mr Attrill and Mr Ashe (with Mr Shafron participating by telephone). Mr Attrill’s notes of the meeting30 appear to indicate that on the question of funding

[28] Ex 75, Vol 6, Tab 60, p. 2060.

[29] Ex 75, Vol 6, Tab 61, p. 2071.

[30] Ex 100, Tab 7.

it was said that it was an “open question as to who is a creditor” but that JHIL had advice from Allens that, probably, only existing claimants were creditors. That, however, was said to be academic since the Board “will provide for everyone who may bring a claim”. A matter raised by Mr Gill was whether, if the funds ultimately proved to be insufficient, the James Hardie Group would “put in more money”, to which the answer by Mr Shafron was “No”.

11.29 On 7 August 2000 Mr Macdonald produced another report for consideration at the Board meeting to be held on 18 August. He noted in summary31 that some issues had emerged “that impact on the stand alone implementation of Project Green”. They were:

“ •	Further investigations have caused us to feel less sanguine about the political and social environment in which we would be seeking to achieve separation.

•	CSR has stated it is in negotiations with possible re-insurers in an effort to arrange for a take-out or extended cover for its asbestos liabilities. CSR has also said that it is considering making a significant increase in its asbestos provisions around its year end in March ’01 (when it will likely have large gains on sale of sugar and aluminium assets to take to account). We would prefer not to be running behind CSR in case its endeavours raise the profile of the issue politically and in the markets.

•	PwC advises that Exposure Draft 88, dealing with long term contingent liabilities, is now back on the Accounting Review Board agenda. Timing is uncertain, but post March ’01 seems likely. We would prefer to have separation in place before our hand was “forced” by ED 88.

•	We have received early indications from re-insurers on the costs of covering ongoing asbestos liabilities which are at the upper end of our expectations in both premium and cover. Further investigation and negotiation is required before a recommendation can be made.

•	The Netherlands tax authorities have not been able to provide the assurances we desired about our preferred structural alternatives and further work is required to achieve the certainty we require at reasonable cost.

•	As of today’s date, we are still “alive” in the negotiations to acquire Republic Group within price levels ... that create value for James Hardie. A range of alternatives are being considered ...

[31] Ex 75, Vol 6, Tab 60, p. 2078.

•	Given the higher cost indications from potential re-insurers, we may not have available funds to achieve the separation. We are considering alternatives to make the separation economics work. ...”

11.30 Mr Macdonald’summary of the issues reflected some features which appear ultimately to have influenced JHIL in the courses which it took in the move towards the February 2001 separation. They were the prospect of ED 88 implementation, and the cost of insurance. The implementation of ED 88 was likely, as the Board Papers indicated, to require that the Group’s liabilities increase by $220m.32 The quotations for insurance cover required very substantial “up front” payments and high overall cost.33

11.31 Mr Macdonald’s paper reflected also the possible need to fund asbestos liabilities to a level exceeding any legal obligation. He said:34

“	•	Stand Alone Case

Restructuring without a compelling business case increases focus on separation and financial restructuring. We have partially completed a review of the stakeholders who will be most concerned about separation. As a consequence, we are concerned about the potential for these stakeholders to place the issue onto the political agenda unless they are satisfied with the level of future payment security provided – that level may be well in excess of our legal obligations. The only issue of relevance to these stakeholders is that of security of payment for current and future creditors and a compelling business case will only ameliorate these concerns slightly. A compelling business case would, however, assist in balancing public debate and gaining support of other stakeholders.

Asbestos Separation

It remains our intention that no creditor be disadvantaged by a separation from asbestos.

	•	Base Case

Our base case was to pass sufficient cash back up from JHNV to JHIL to achieve structural separation and migration to the Netherlands. JLT has obtained proposals to cover our asbestos liabilities at costs and coverage above levels we had targeted. We are encouraged that there are several parties interested in taking on the risk, but need to do more work to satisfy ourselves that the cost of putting the cover in place is economically justifiable and when James Hardie can fund it.” (Emphasis added)

[32] Ex 75, Vol 5, Tab 56, p. 1814.

[33] Ex 75, Vol 5, Tab 56, p. 1810.

[34] Ex 75, Vol 6, Tab 60, p. 2079.

11.32 Mr Macdonald’s reference to a “review of the stakeholders who will be most concerned about separation” was concerned with a project being undertaken by Mr Ashe, who reported to Mr Baxter. On 23 July 2000 Mr Ashe had sought some assistance from Mr Shafron, emailing him:35

“Greg and I discussed where we are at with the stakeholder management work late last week and have set the following dates going forward:

Friday 28/7	: Draft to yourself, Wayne and Allens

Tuesday 1/8	: Comments to be back to us

Friday 4/8	: Finalise Draft

Monday 7/8	: Draft to Peter M

Thursday 10/8	: Inclusion in Board Papers

In relation to spoilers, I need some advice (either internal or external) re their legal options to spoil and our legal options to respond.

For example, in relation to the NSW Government, I have noted that the potential action they may take includes:

•	The Premier or Minister requests urgent talks with us

•	They take out an injunction

•	They call an inquiry (may or may not be public)

•	They introduce spoiling legislation

•	They request amendments such as:

Þ	provision of additional funding

Þ	a guarantee of no short fall

Þ	an alternative structure all together”

11.33 He went on to say:

“Without a proper understanding of their powers/options and our legal position re a response the stakeholder management work will be deficient.

We should have this advice for the spoilers that can actually stop the transaction. These would appear to be:

•	NSW Government

•	Other state governments

•	Federal Government

•	Shareholders

Could you please give me a call to discuss.”

[35] Ex 61, Vol 4, Tab 18.

11.34 Mr Shafron’s response on 25 July (copied to Mr Barton, Mr Attrill and Mr Sweetman) was:36

“Confidential and Privileged

We can talk tomorrow – let me know your availability first thing your time.

In relation to the stakeholders, judging by the Board last time they are unlikely to agree to anything that is not “guaranteed not to fail”. It seems to me that if that is right (and let’s talk tomorrow) then we need to assume that we will have to talk to the major stakeholders, in detail, early. We will effectively need to report back to the Board that they are all OK before we press the button. If follows that we will need inducements.”

and:

“Greg, you said that the Board needs to understand that they may have a fight. I think that if we have a fight they are likely to go to water, and if we tell them that they may have a fight (albeit one that we should win) they will not proceed (a sufficient number will not have the heart). Hence my current thinking.

A suggestion that we discussed last week at the Green team meeting was bringing on professional crisis managers e.g. Control Risk Group to assist. We should discuss that. I don’t think we should underestimate the value the Board will place on outside third party advisers (as insulting as that is to the company’s internal advisers – myself included).”

11.35 “Stakeholder management” was discussed at length in a telephone conference on 25 July 2000 between Mr Shafron, Mr Attrill, Mr Ashe and Mr Adams and Mr Gill of Phillips Fox.37 In addition Mr Jack Forrest QC of Melbourne was retained to give an opinion on potential challenges which might be made to separation.38 Phillips Fox also gave written advice.39

11.36 In the event Mr Ashe produced:

(a)	a “Review of the Draft Trowbridge Report in the Context of Stakeholder Management” dated 8 August 2000;[40] and

(b)	a detailed document entitled “Project Green Stakeholder Management”.[41]

[36] Ex 61, Vol 4, Tab 18.

[37] Ex 61, Vol 4 Tab 19; Ex 100, Tab 10.

[38] Ex 61, Vol 4 Tab 27.

[39] Ex 100, Tab 12; Ex 61, Vol 4, Tab 31.

[40] Ex 61, Vol 4, Tab 33.

[41] Ex 61, Vol 4, Tab 18.

11.37 This material, or at least the latter document, was the subject of a conference call on 10 August 2000 between Mr Shafron, Mr Baxter, Mr Ashe and Mr Attrill.42 Mr Shafron, who had been speaking to Mr Macdonald, reported on the “mood in the camp” as follows:43

“Very negative.

Not much prospect of separation without a major portfolio acquisition or us coming back with a more positive story.”

11.38 A discussion then took place, noted by Mr Attrill as:44

“PDM was strongly influenced by SA/GB’s note to him. Highlighted likely strong govt. opposition.

GB: Is this view exaggerated ? We haven’t give up on finding a way through.

Yes – my view hasn’t changed. It will be difficult but is ‘doable’. The opposition may not emerge Very fluid situation.

GB: SA & I are in a position to run a lot of these issues to the ground. We will be led to the right answer for JH.

Deadline: 1 week to Board meeting.”

11.39 A few days later Mr Macdonald appears to have regarded separation as being “dead”.45 Nonetheless, there was a Project Green presentation to the Board on 18 August 2000. It included a summary of the 2000 Trowbridge Report, and a comparison of the projections in the 1996, 1998 and 2000 Trowbridge Reports:46

[42] Ex 61, Vol 4, Tab 38.

[43] Ex 61, Vol 4, Tab 38, p. 2.

[44] Ex 61, Vol 4, Tab 38, p. 2.

[45] Ex 61, Vol 4, Tab 45, p. 253.

[46] Ex 75, Vol 6, Tab 61, p. 2088.

TROWBRIDGE

1996-1998-2000 Projection Comparisons

	1996	1998	2000	98/00
			(Draft)	(% Change)
General Liability:meso	133	140	190	35%
General Liability:non meso	46	27	49	81%
Legal Costs	69	100	73	(27%)
Workers Comp. Claims	10	14	7	(50%)
Insurance Recoveries	(28)	(27)	(66)	(144%)
Waterside Workers Cases (est.)	—	—	10	—
Discount Rate Adjustment*	19	N/A	N/A	—

	249	254	263	—

* 8% assumed in 1996; 7% in 1998 and 2000.	Confidential and Legally Privileged	5

Added were the following comments:47

TROWBRIDGE

Key Observations

•	Still draft

•	Meso average settlement costs up 45% over 5 years.

•	Non-meso average settlement costs nearly doubled over 2 years.

•	Legal and associated costs down.

•	Insurance recoveries up.

•	Workers cases dropping off.

•	Meso claims appear to have plateaued.

Confidential and Legally Privileged	6

[47] Ex 75, Vol 6, Tab 61, p. 2087.

11.40 I find it hard to see how the view could be expressed that mesothelioma claims appeared to have “plateaued”48 when the Summary and Extract of Mr Shafron and Mr Attrill’s “Asbestos Liabilities Management Plan YEM03”49 dated 30 June 2000, and prepared for the Board, had noted:50

“3.2 Claims in YEM00

•	James Hardie received 185 new asbestos-related claims last year, an increase over YEM99 of 20%.

•	The number of new mesothelioma claims increased for the first time in two years (from 81 in YEM98 and YEM99 to 91 in YEM00). The trend in disease types in new claims is now reported to the Board.

•	James Hardie resolved 135 claims in YEM00, a decrease of 19% over the 166 claims resolved in YEM99.

•	James Hardie received its most expensive claim in YEM00 (Judzewitsch, $3m, paid in YEM01), and its youngest claimant (Clarke, 22 year old with mesothelioma).

•	James Hardie also received 6 claims (total now 11) commenced in the Superior Court of the State of California.

•	Slate & Gordon intend to bring a large number of claims (more than 200) for compensation by former waterside workers or their families arising out of exposure to asbestos on wharves in Australia. The likely cost of the wharf claims cannot accurately be assessed at this time as investigations into them are continuing, but the cost may be significant ($10m or so).

•	New South Wales remains the preferred jurisdiction, with over half the new claims being commenced in the DDT (58% for product/public, 62% for workers claims). The DDT awards the highest level of damages in Australia.

•	There was an increase in Western Australian claims, both new claims and settlements. We believe this was due to an increase in staff at Slater & Gordon’s Perth office.

•	There remains a significant level of forum shopping in the DDT, with 24 Queensland-based claims being brought in the DDT last year. James Hardie is presently pursuing a “test case” which seeks to establish a precedent for the transfer of these claims out of the DDT and into the Supreme Court of Queensland under state cross-vesting legislation.”

It had also noted that individual claims were increasing in size51 and that Coy’s average share of settlements had increased.52

[48] Which appears to have originated from Mr Attrill: see Ex 61, Vol 4, Tab 46, p. 254.

[49] Ex 75, Vol 6, Tab 60, p. 2062.

[50] Ex 75, Vol 6, Tab 60, p. 2063.

[51] Ex 75, Vol 6, Tab 60, p. 2064.

11.41 The outcome of the August Board meeting, set out in the Board minutes, was:53

“PROJECT GREEN	Messrs Macdonald, Morley, G Baxter, I Wilson and A Sweetman presented reports on the possible financial restructuring of the Company. Mr PJ Shafron reported on some legal and litigation related aspects.

Mr Macdonald summarised progress to date by noting that “business as usual” did not deliver satisfactory financial or structural outcomes, that there were models for restructure that appeared promising but needed further investigation, and that complete structural separation of the Company from its operating companies would not form part of any Project Green restructure.

The directors asked a number of questions of management and requested management to continue its work and report again at the November 2000 Board meeting.”

D. November 2000 JHIL Board Meeting

11.42 The Board’s next meeting was on 15 November 2000. Included in the Board papers was a Memorandum by Mr Macdonald in relation to Project Green:54

“Project Green Outline

We are asking for authority to continue work on the revised Project Green restructure, including completion of a Scheme of Arrangement booklet, approvals and advices, so that the Board can be in a position to make a decision at its February 14 meeting.

Indications at this time are:

1.	Method of implementation – Scheme of arrangement

2.	Path to the Netherlands – direct at a cost of $13.3M Dutch capital duty and NSW stamp duty.

3.	Timing

•	approve and announce in February ’01

•	shareholder approval in April ’01

•	scheme effective late April ’01

4.	Total cost (indicative – including advisors fees) - $18 – 20M

[52] Ex 75, Vol 6, Tab 60, p. 2064.

[53] Ex 75, Vol 6, Tab 62, p. 2141.

[54] Ex 75, Vol 6, Tab 62, p. 2145.

As you will see from the Agenda for the November 15 meeting, we have allocated significant time to allow for:

•	A comprehensive presentation on the project.

•	Presentations from, and questions to, our key external advisors:

°	Tony Clemens – PwC tax partner

°	Peter Cameron – Allens corporate partner

°	Ian Wilson – UBSW corporate advisory consultant

•	Off shore and other advisors have prepared materials, details of which are either attached, or will be contained in the Board presentations ...

I look forward to presenting a major step forward for James Hardie’s structure.”

11.43 The proposal then under consideration was for a scheme of arrangement. As set out in a Memorandum from United States attorneys Gibson, Dunn and Crutcher LLP it was:55

“ ... the creation of a newly formed Netherlands company (“Newco”), which would acquire 100% of JHIL’s publicly held stock pursuant to a scheme of arrangement. The scheme would be approved by JHIL’s stockholders and by an Australian court. Subsequently, JHIL would buy back its shares from Newco in exchange for the transfer of James Hardie NV (“JHNV”) to Newco, resulting in Newco directly holding JHIL (which, in turn, holds the non-core businesses and liabilities) and JHNV (which, in turn, holds the active operations). Newco’s shares would be listed on the ASX and have American Depositary Receipts (“ADRs”) listed on the New York Stock Exchange (“NYSE”).”

11.44 A memorandum from Allens of 7 November 2000 noted in relation to the proposal:56

“1. Comparison with Previous Transaction Structure

This transaction differs from the version under consideration in August in several respects but notably:

•	there is no separation of JHIL (and downstream entities) into two;

•	in consequence, the new holding company will have asbestos exposure within the Group which may impact investor appetite for the stock;

•	there is no (or no immediate) permanent diminution in the true net worth of JHIL, although:

➢ the nature of its assets and its balance sheet change dramatically;

➢ JHIL will not derive income or growth from its large uncalled capital;

•	the transaction is proposed to be implemented by way of scheme of arrangement rather than takeover bid.

[55] Ex 75, Vol 6, Tab 62, p. 2148.

[56] Ex 75, Vol 6, Tab 62, p. 2146.

2. Transaction Rationale

•	Reflecting those differences, it is no longer possible to point to value enhancement resulting from having a holding company free from asbestos exposure as a key driver. Equally, it is substantially less possible to criticise the transaction on the basis of its potential impact upon claimants/creditors.

•	The rationale is said to be:

➢	“more suitable and efficient corporate structure and domicile”; and

➢	“enhanced after-tax shareholder returns” of a material amount, but may be seen by the market as largely “tax”, as happened with Chelsea.

•	The Board needs consider and resolve objectives for the transaction and the company needs ensure those objectives are met in the final transaction structure.”

11.45 An element of the proposal was the issue by JHIL to a new Dutch holding company of partly paid shares. Since the role of partly paid shares was much discussed in evidence, I shall mention this element at this point. It was described in a presentation to the Board as follows:57

“Funding JHIL and Oldco subsidiary group (continued)

s	As a result of the share buy-back, JHNV will be moved out from under JHIL

s	JHIL’s net assets will be materially reduced by JHIL’s share buy-back which transfers direct ownership of JHNV to Newco NV

s	Economic position of JHIL however, does not change

s	Subsequent to the buy-back, JHIL will issue partly paid shares to Newco NV to the value of the buy-back (say$1.5bn)

s	The partly paid shares will be paid to $80m, with an uncalled balance of $1.4bn

s	The partly paid shares will not have a defined call program

-	timing and amount of future calls will be at the discretion of the JHIL Board

s	Calling of unpaid amounts creates a legal liability for Newco NV to pay those amounts

-	JHIL may sue for payment if necessary

s	Consequently, JHIL’s economic position and ability to pay creditors will not be diminished by the buy-back

s	The net asset position of JH & Coy will not be affected by this Proposal”

[57] Ex 75, Vol 6, Tab 62, pp. 2188 – 9.

11.46 The result of the November Board meeting appears from the minutes as being:58

“PROJECT GREEN	Messrs P Cameron (Allen Allen & Hemsley), T Clemens (PricewaterhouseCoopers); I Wilson and A Sweetman (UBS Warburg); and G Baxter join the meeting.

Mr Macdonald outlined a model for corporate restructure that would create a more efficient financial structure for existing operations as well as for future international growth. Mr I Wilson discussed market considerations as well as listing considerations. Mr Baxter covered communication issues, Mr Morley financial issues, and Mr Shafron and Mr Cameron legal issues. Mr T Clemens explained taxation aspects of the restructure model.

The directors discussed the restructure model and asked questions of management and advisors.

The Chairman noted that the model appeared to have some merit and requested management to continue developing the concept for further discussion at the next meeting.

Messrs Cameron, Clemens, Wilson, Sweetman and Baxter withdrew from the meeting.”

E. Trust Structure Revived

11.47 Notwithstanding the terms of that resolution, management turned their attention to the proposal for a trust structure.59 The revival of interest appears to have arisen because of advice to Mr Shafron from PwC US. The essence of that advice, was recorded in an email from Mr Shafron to Mr Peter Cameron of 12 November 2000:60

“The issue arises from PwC US advice that Newco NV will need to show an estimate of asbestos liabilities, beyond the net assets of Coy, in its consolidated accounts, unless the JHIL directors resolve not to fund Coy in the future (not sure the Board are ready for that, nor what the disclosure requirements might be). If, though, the assets or shares of Coy were controlled by a trustee (there it is again) then Coy would not be grouped with NV and NV would not show anything at all for Coy. (Liquidation would give the same outcome.) ....”

11.48 On the day following the November Board meeting, the question of a trust was discussed at a meeting at which Mr Morley and Mr Harman were present on behalf of James Hardie, Mr Peter Cameron (by telephone) and Mr Minahan from

[58] Ex 61, Vol 5, Tab 8.

[59] See Shafron Ex 17, para. 83; Macdonald Ex 148, p. 5, para. 15.

[60] Ex 224, Tab 18, p. 250.

Allens, and Mr McClintock and Mr Clemens from PricewaterhouseCoopers. It was noted that:61

“(f) Thought is being given to assigning its shares in JH & Coy to the trustees of a Trust, the beneficiary of which will be the New South Wales Cancer Council, provided that JH & Coy shall not be liquidated prior to all outstanding claims in relation to the product liability of JH & Coy being satisfactorily resolved. The trustees will have complete power over the JHIL shares and therefore would be likely to appoint their own Directors to the company. It is likely that JH & Coy will be able to enhance its ability to effectively deal with claims and to accumulate increased net worth if the trustees of the Trust were to appoint Directors who sought to retain possibly an insurance company to manage the claims suffered by JHIL as well as the financial assets of JH & Coy. It is noted, in this regard, that at present JH & Coy relies upon an extremely conservative investment strategy and substantial outside help to manage its product liability claims

It may be that the above strategy would be undertaken prior to 31 March 2001. If so, JH & Coy would no longer be included as a subsidiary of JHIL. In the Financial Statements of JHIL, on the write-down of its investment in JH & Coy, an accounting loss would be borne equal to the book value of the shares in JH & Coy ($30m). In the Consolidated Financial Statements of JHIL, there would be an extraordinary loss arising from the deconsolidation of JH & Coy equal to the net assets of JH & Coy ($190m). It is unlikely that JHIL would raise a provision against future claims of JH&Coy for the factors described above. Naturally, upon the compulsory adoption of the provisions of ED 88, the Directors of JH & Coy will need to establish some estimate of potential claims (in present value terms) and to raise a provision accordingly.

It is thought that as JHIL will not be disposing of an asset which its accounts disclose to have any value, and indeed a valuer is likely to confirm this as being worth Nil, such a disposal to a trustee would not give rise to an obligation to seek approval for a reduction of capital.

If indeed the net assets of JH & Coy, which on present estimations of likely future claims over the next 10 years should be full and sufficient to meet such liabilities, are eventually in excess of the amount that is required to be paid as claims, such excess value in JH & Coy shall be realised upon a liquidation of JH & Coy for the benefit of the beneficiaries of the Trust, mainly the New South Wales Cancer Council.

No actions in relation to JHIL would occur in the course of establishing the Trust.

At the time of any adoption of Project Green, the present proposed steps, including a subscription for partly paid shares by JHI NV in JHIL, will remain.

It was agreed that Phil Morley and Stephen Harman would brief Peter Shaffron (sic) on the details of the meeting and that it would be appropriate to further consider this issue with Peter Cameron.”

11.49 Pausing at that point, it is extremely difficult to see how the view could have been expressed that the net assets of Coy could eventually have been “in excess of the amount that is required to be paid as claims” in the light of:

[61] Ex 224, Tab 19, p. 252.

(a)	the several Trowbridge Reports;

(b)	the view that Trowbridge’s estimates were on the low side – a matter to which I shall come;

(c)	the views taken by potential insurers that the liabilities were more likely to be of the order of $675m;[62]

but the notion that there might be an excess thereafter appeared in various presentations to the Board and elsewhere.

11.50 From that point onward the trust proposal would move, relatively inexorably, towards its February conclusion. So far as the Board was concerned Mr Macdonald on 13 December 2000 sent to Board members a “Project Green Update”63 which foreshadowed:

“... that management will likely be seeking Board approval in January to establish a trust over the shares in JH&Coy, thereby deconsolidating JH&Coy from the James Hardie group.

Management has been evaluating alternative financial restructuring proposals for James Hardie which could best position the corporation for global growth. Moving to an appropriate structure will likely require James Hardie to comply with different accounting standards than are currently the case affecting, among other things, asbestos provisioning and reporting.”

11.51 The proposal was then expressed to be:

“Resolution:

We recommend transferring the shares in JH&Coy to a company trustee (a new subsidiary of JHIL) which will act in the interests of the trust beneficiaries, essentially asbestos-related claimants, with any residue passing to a medical charity – not JHIL. (JH&Coy is the company within the JHIL group that is liable for asbestos injuries to both employees and product liability victims). At September 2000, JH&Coy has net worth of AUD147 m in the James Hardie accounts, net of a provision for asbestos costs of AUD43 m and unearned income on the QBE insurance receipt of AUD27 m. The total assets available for creditors and potential claimants, including asbestos costs, are AUD217 m. While it is not possible today to accurately estimate the total likely asbestos cashflows, it is possible that an independent expert would determine that such total cost is at least equal to the net worth of JH&Coy. To move ahead on restructuring, it is proposed that the following steps be undertaken:

[62]  Ex 61, Vol 4, Tab 38. This was an undiscounted figure, which should be compared with the 2000 Trowbridge Report’s undiscounted figure of $557,069,096 (Ex 2, Vol 4, Tab 14, p. 890): see Shafron T 1584.52 – 1586.53.

[63] Ex 283, Vol 5.

1.	Creation of a Trust over JH&Coy. Ownership of the shares of JH&Coy be transferred to a new trustee company. An independent valuation of JH&Coy will likely confirm management’s view that JH&Coy does not have positive net worth, taking into consideration likely future creditor claims. Such an independent valuation would enable Directors to feel comfortable that the granting of ownership of the shares in JH&Coy to the trustees would not be detrimental to current shareholders – to whom Directors owe their primary fiduciary duty. It is probably sensible to create a trust over the JH&Coy shares whether the Board decides to proceed with Project Green or not. Stamp duty (transfer tax) of approximately $3.5M is an issue to be resolved.

2.	Accounting for Trust Creation. In creating the trust, the James Hardie accounts would be recognizing a reduction in book value of AUD147 m, booked as an extraordinary charge. JHIL would also need to make arrangements to repay the loan it currently has from JH&Coy of AUD125 m, reducing the cash available for ongoing operations by that amount.

3.	Public Position. Press releases would explain the creation of the trust as providing certainty for creditors and potential claimants that the assets of JH&Coy are irrevocably secured for their benefit.”

11.52 Mr Macdonald’s “Project Green Update” also dealt with the proposals for the further restructuring. He said:

“Subsequent Implementation of the proposed financial restructuring under US GAAP.

Subsequent to, but independent of the creation of a trust as outlined above, JHIL would implement the proposed “Project Green” restructure including redomicile to the Netherlands. Because of loss of control, under both AGAAP and US GAAP, JH&Coy would no longer be a consolidated subsidiary. The restructuring would be a relatively low key financial restructuring, with very clear benefits, upon which an independent expert would opine prior to the Board making any decision to proceed. The timing for announcing Project Green is currently mid March (2 months after establishing the trust) but dates could shift as further work is completed.”

11.53 The next Board meeting was to be held on 17 January 2001. It, and the Board meeting of 15 February 2001, are the crucial meetings in connection with separation.

Chapter 12 – Legal and Practical Aspects of Establishing The Trust

A. Legal Aspects

12.1 I mention four matters.

12.2 First, there was no fundamental legal impediment to JHIL, by its directors and management, devising and implementing a proposal to effect a separation of Coy and Jsekarb (and accordingly their asbestos liabilities) from the profit-earning sources in the Group.1 There may well have seemed good reasons why, in the interests of the shareholders in JHIL, it was desirable to explore, or implement, such proposals.

12.3 The second legal aspect relates to the nature of the asbestos liabilities. They were based on tortious conduct of James Hardie Group companies – usually negligence in the manufacture or distribution of asbestos products2 - which had occurred in 1987 or earlier. Liabilities yet to be satisfied could fall into three categories:

(a)	claimants whose claims had been made but the litigation was not yet completed.[3]

(b)	(b) claimants who had contracted an asbestos related disease and who had not yet sued.

(c)	the majority of cases, i.e. where there had been exposure to asbestos (before or after 1987), but the asbestos related disease had not yet occurred.

12.4 There was also a fourth class, where exposure to asbestos had not yet occurred, but would occur in the future. This class4 typically involved persons

[1] That position was accepted by Mr Slattery QC (for the Foundation, Amaca and Amaba) and by Mr Rush QC (for the unions and asbestos support groups in their final oral submissions). See T 3568.21 – 48 and T 3619.44 – 3620.4.

[2] Mining or transportation of asbestos to the James Hardie plants might also give rise to claims.

[3] This includes cases where there had been judgment or settlement but the amount of the judgment or settlement had yet to be paid. For example a judgment might be the subject of appeal.

[4] Sometimes called the “third wave”, or “home renovators”.

demolishing, altering or renovating houses and other structures who might encounter or create asbestos fibres while so doing.

12.5 The occurrence of damage is an essential element of a cause of action in tort. In the first and second classes it would have occurred. In the third class the damage would not have occurred.5 In the fourth class neither exposure nor damage would have occurred. A further complication is that the identity of the persons constituting the third class at any time would not be known. And, of course, nor could the identity of those who might have the misfortune to join the fourth class. What can be said, however, is that:

(a)	the long lead time between exposure and the onset of mesothelioma means that for many years there will be cases of mesothelioma resulting from exposure to asbestos during or before 1987.[6]

(b)	where exposure to asbestos occurred after 1987, or has not yet occurred, the time when mesothelioma may occur could be many years into the future.

12.6 The third legal aspect concerns the identity of the James Hardie companies which were legally liable for the asbestos liabilities. There are relevantly three possibilities: JHIL, Coy and Jsekarb.7

12.7 The companies which were primarily liable were the operating companies, i.e. those which had been engaged in the manufacture and distribution of the asbestos products. That would mean that:

(a)	Coy would be liable to claimants suffering asbestos-related diseases in consequence of its negligence.

(b)	Jsekarb would be liable to claimants suffering asbestos-related diseases in consequence of its negligence.

[5] Although it has been held in the case of mesothelioma that the damage occurs a short time before the disease manifests itself: Orica Ltd v CGU Insurance Ltd (2003) 53 NSWLR 14 at [28 – 33] and [72 – 83].

[6] A person exposed to asbestos fibre as a 17 year old builder’s apprentice in 1987 could suffer mesothelioma as a building contractor in 2027, and would still be under 60.

[7] JHI NV and JH NV and JHA were not involved in mining asbestos, or manufacture or distribution of asbestos products, and were not part of the Group at those times.

(c)	JHIL could be liable for its own torts in the period before 1937, when it was the operating company. In such cases, however, even though the “damage” – the occurrence of an asbestos-related disease – occurred many years after 1937,[8] the difficulties of establishing (in 2000 or later) negligence at the time when JHIL was the operating company would be considerable.

12.8 In the ordinary course, however, it would not follow that any one of JHIL, Coy or Jsekarb was liable for the torts of any of the other three. This was the position even though JHIL was the “parent”, the holding company for each of Coy and Jsekarb. As Mason J said in the High Court of Australia in Walker v Wimborne (1976) 137 CLR 1 at 6 – 7:

“To speak of the companies as being members of a group is something of a misnomer which may well have led his Honour into error. The word “group” is generally applied to a number of companies which are associated by common or interlocking shareholdings, allied to unified control or capacity to control. In such a case the payment of money by company A to company B to enable company B to carry on its business may have derivative benefits for company A as a shareholder in company B if that company is enabled to trade profitably or realize its assets to advantage. Even so, the transaction is one which must be viewed from the standpoint of company A and judged according to the criterion of the interests of that company.

Here, however, the companies were not members of a group in the sense already described. ... The “group” argument therefore provides no justification for what occurred.

Indeed, the emphasis given by the primary judge to the circumstance that the group derived a benefit from the transaction tended to obscure the fundamental principles that each of the companies was a separate and independent legal entity, and that it was the duty of the directors of Asiatic to consult its interests and its interests alone in deciding whether payments should be made to other companies. In this respect it should be emphasized that the directors of a company in discharging their duty to the company must take account of the interest of its shareholders and its creditors. Any failure by the directors to take into account the interests of creditors will have adverse consequences for the company as well as for them. The creditor of a company, whether it be a member of a “group” of companies in the accepted sense of that term or not, must look to that company for payment. His interests may be prejudiced by the movement of funds between companies in the event that the companies become insolvent.”

[8] For example, during the carrying out in 2000 of renovations to a 1936 industrial building.

12.9 It does not follow that a holding company is never responsible for the torts of its subsidiaries. It may be so in any of a number of circumstances referred to by Sheller JA in James Hardie & Co. Pty Ltd v Putt (1998) 43 NSWLR 554 (“Putt”) at 579G – 580A:

“The characterisation of a group of companies, linked by shareholding, as a single enterprise where one is an actor, whose acts or omissions should be attributed to another or others within the group, involves either “lifting the corporate veil”, treating the actor as an agent or imposing upon another or others within the group a duty by reason of the degree or manner of control or influence over the actor. The distinction between these ideas is easily blurred.”

12.10 In Putt it was held that the facts established in that case did not have the consequence that JHIL was responsible for damage caused to employees of its New Zealand subsidiary, and that neither JHIL nor Coy had in fact exercised such control over the New Zealand workplace that it was responsible for the workplace safety there. The High Court of Australia refused special leave to appeal in Putt.

12.11 A consequence of the above, and a consequence which reflected the notion of limited liability as seen in cases of companies under the Corporations Law9 was that the maximum extent of the liability of Coy and Jsekarb to creditors was limited to their assets. Once those assets were exhausted, a claimant would have no entitlement to anything from another James Hardie companies, unless one of the circumstances referred to in the last paragraph was present: See the concluding part of the passage quoted earlier from Walker v Wimborne.

12.12 It was submitted on behalf of the Foundation and the UASG that Putt was a case based on its own facts and might be distinguishable if different facts emerged, in particular facts similar to those in CSR Limited v Wren (1997) 44 NSWLR 463, where the degree of actual management control exercised by the parent over the subsidiary had the result that both were liable to the plaintiff injured by the negligence of the subsidiary.

[9] The law in force in 2000 and 2001, until the coming into force on 15 July 2001 of the Corporations Act 2001 (Cth).

12.13 The fourth point is that an injured plaintiff’s ability to sue for damages in respect of the injury will not be effective if there is not a financially substantial defendant available and responsible for the damage. If the tortfeasor is insolvent, or the injury happened in circumstances where there was no insurance, compulsory or otherwise, of the tortfeasor, a plaintiff’s claim for damages will go unsatisfied.

12.14 A reflection of this is that in theory JHIL might have caused Coy or Jsekarb to be put into liquidation, in which case future claimants, not yet having contracted an asbestos related disease, indeed in some cases not yet having been exposed to asbestos, would have no one to recover against once the assets of the company in liquidation had been distributed, and any insurance spent.

12.15 But that was the legal position; the practicalities were very different.

B. The Practicalities

12.16 I have referred above to a number of occasions on which the view was expressed that on any separation enough would have to be left in, or provided to, Coy and Jsekarb to ensure that they were able to satisfy asbestos liabilities.

12.17	Mr Forrest QC had concluded his Opinion of 16 August 2000 by saying: [10]

“99. Provided it can be confidently established that Coy and Jsekarb will be able to meet future asbestos claims I think that there is a reasonable prospect of the restructure being achieved without major adverse consequences. I repeat that it is no part of my brief to consider any implications for either JHG or its directors under the Corporations Law...

106. Insofar as both Courts and the public are concerned, if it can be established that the provisioning for Coy is adequate then the question of other attacks (be it in the Courts, through lobbying of Government or in the press) will be minimized.”

12.18 Indeed from an early point in consideration of restructuring it was recognised that there were potential “spoilers” in the process, and that they included unions, asbestos support groups, public opinion, and governments. Governments, of course, had the capacity to procure legislation which could alter the principle that the

[10] Ex 61, Vol 4, Tab 47, pp. 303 – 304.

parent company was not liable for the torts of its subsidiaries. Thus in 1997 one of the Project Blue Sky “Objectives” had been to:11

“•	avoid forum for creditors or other parties to object eg asbestos claimants...”

12.19 In Dr Barton’s note for the JHIL Board’s 1 July 1997 meeting,12 he noted, in relation to Project Scully, that asbestos was “the critical issue”, and that the “key spoilers considered so far” included “Asbestos”.13 Advice should be sought, he suggested, from Allens and Skadden Arps (a United States firm) with regard to the “identity of potential spoilers, tactics they may use and counter measures available”.

12.20 The Project Chelsea-Board Sub-Committee’s meeting of 3 February 1998 noted that14 it had “become clearer that the two strategic issues for JHIL relate to asbestos and dealing with the rump” and, under the heading “6. Asbestos and Rump”:

“It is becoming more and more likely that the asbestos issue needs to be addressed by JHIL ...

The whole process will require the company to be proactive and transparent in relation to asbestos liabilities.

The initial step is to update the actuarial report on asbestos ... With legal advice..., the results of the actuarial report would be disclosed and sufficient asset backing (cash) retained to cover these liabilities (with sufficient margin). ... ”

12.21 As late as 10 August 2000, Mr Robb and Mr Attrill, when discussing a proposal to retain Tillinghast as actuaries in addition to Trowbridge, worked on the assumption that James Hardie “would provide a buffer”.15

12.22 I think that proposals to remove Coy and Jsekarb from the Group leaving them with nothing more than their net assets (or proposals which contemplated the winding up of Coy or Jsekarb) had no practical prospect of success unless it was apparent that the funds left to Coy and Jsekarb were sufficient to satisfy the asbestos liabilities. To achieve public acceptance of a separation of Coy and Jsekarb from

11 Ex 61, Vol 1, Tab 4, p. 12.

12 Ex 61, Vol 1, Tab 8, p. 62.

13 Ex 61, Vol 1, Tab 8, p. 65.

14 Ex 61, Vol 1, Tab 21, p. 139.

15 Ex 61, Vol 4, Tab 35, p. 184; see too T 1192.22–36.

JHIL, Coy and Jsekarb had to be left with an amount which appeared sufficient to meet their asbestos liabilities. The extent to which proposals were developed to target stakeholders and particular sections of the media in order to convey that message is eloquent evidence of that.16

12.23 In short my view is:

(a)	JHIL was perfectly entitled to seek a means whereby it could pursue its aims without it being perceived, rightly or wrongly, as associated with ongoing asbestos liabilities.

(b)	To do so as a practical matter required that it make provision for the separated Coy and Jsekarb to have access to the funds necessary to meet the on-going asbestos liabilities, i.e. to provide the “right” amount, not the legal minimum of such funding.

(c)	Views would differ, of course, on how the “right” amount should be calculated, but to provide an amount which was manifestly not “right”, by being far too low, would be very difficult to defend.

12.24 I would add that, as Mr McGregor accepted in his oral evidence, options such as liquidation, or a declaration by JHIL of no further support for Coy and Jsekarb would have been practically unacceptable.17

16 T 1535.30-51.

17 T 1535.30-51.

Chapter 13 — The 17 January 2001 Board Meeting

13.1 Presentations were made at the 17 January board meeting by Messrs Macdonald, Morley, Wilson and Shafron.1 It was the first occasion on which the proposed trust structure was presented to all the directors.2

13.2 Mr Morley recalled3 reporting to the directors that ED 88 was the biggest issue currently facing the company. Several directors, he said, queried whether disclosure would be limited to the net assets of Coy or the results of an actuarial report.

13.3 In relation to the proposal for separation, he said4 that “there was general disagreement over the method of funding future claims, ranging from net assets only, to a reversal of the $43.5m dividend payment, to a payment which, on current estimates, was likely to meet all liabilities”. He elaborated on his notes in examination by Mr Meagher SC5. The matters canvassed during the Board meeting appear to include the following:

(a)	There appears to have been discussion of the subsidiary/parent company relationship and reference to the requirements to undertake due diligence in relation to Coy to ascertain that assets and liabilities were properly recorded. There is also a reference to an Industrial Hygiene Unit said to have been conducted by JHIL in the days of asbestos manufacturing, and whether this would make the then JHIL/Coy relationship “closer to Wren than Putt”.

(b)	Mr Morley spoke about ED 88 and the concern that CSR had announced in November 2000 that it was going to adopt ED 88 early in March 2001.

(c)	There was a discussion about alternative funding.

1 Ex 17, p. 24, para. 130-131.

2 Ex 121, p. 30, para. 196.

3 Ex 121, p. 30, para. 197.

4 Ex 121, Tab 87, p. 30, para. 197 and Ex 123, pp. 4-8.

5 T 2013.44-2020.14.

(d)	Mr Brown, a director, was attracted to the proposal but raised a moral issue as to whether JHIL was prepared to use the corporate veil, and he refers to the difficulties associated with the complexities of reversing the dividend and the debt structure between the trust and JHIL.[6]

(e)	Mr Wilcox had not made a decision on the trust. He saw the PR question as being important and saw the potential for government legislation as a practical issue, and noted that JHIL cannot say all debts are covered, and concluded by making a comment that the “whole proposal needs more work”. It appears that Mr Willcox was raising the issue of funding up to the best estimate. Mr Terry, the Brierley representative, put the view of net assets only.

(f)	Ms Hellicar is recorded as raising the question of “how much is enough to pay all claims, and if this is less than Trowbridge, what can be done”. She also commented that JHIL looked guilty by putting money into a trust.

13.4 Mr Robb was also present. His notes of the meeting7 record a number of statements made by participants at the meeting. Amongst other things Mr McGregor said that the “new Board”, (i.e. the persons who were to become directors of the Foundation) wanted a life of 10-15 years, Mr Shafron said that Coy was “in the books at $141m”, that there were Trowbridge Reports “which looked at the cash flow impact, rather than legal liability and that they showed the net present value of payments at $230m, $254m and $263m in the 1996, 1998 and 2000 reports respectively. He said that the 2000 report took into account the QBE payments and a big increase in claimants. Mr Robb noted Mr Shafron as saying one needed to “add QBE back in at $293m”.8 Mr Robb’s note was that Mr Morley said that he had:

“... projected claims payment x life of fund — looks like it is 12-13 years but assumes has sold properties

\likely already insolvent

6 T 2016.25–48.

7 Ex 187, Vol 1, Tab 9.

8 See too Mr Shafron’s oral evidence at T 1800.26–1802.16.

\crunch time closer to 9 years”

13.5 Mr Morley, asked whether the note refreshed his memory as to what he had told the Board on 17 January, said:9

“A.	Yes I had supplied the board with a model which the gross assets of 214 million, and the claims payment numbers had been supplied to us from Peter Shafron. I am fairly sure from the June 2000 report, but I can’t be certain, and what we did in the finance department was to run those claims payments forward and run forward the earning on the then assets of the group and projecting it out, it looked like, given those claims payments about the life was about 12 to 13 years, but as Robb says there, we needed to sell the properties.

...

Q.	What about the line “therefore likely already insolvent”?

A.	Well, my understanding of insolvent is a company is insolvent if it can’t pay its debts as and when they fall due. When the projected claims payments were, contingent payments, obviously going forward, this was you know, not a legal interpretation of what insolvent was.

Q.	Just the accountant’s interpretation?

A.	Yes.

Q.	That is a disastrous position really, isn’t it, that you gave to the board on 17 January 2001 concerning the potential liabilities of Coy?

A.	Coy, yes.

Q.	From your own calculations, you were of the view that James Hardie and Coy would reach, using your words, crunch time in about 9 years?

A.	That’s right based on those numbers supplied at the time.

Q.	That was your view at 17 January?

A.	Yes.

Q.	How did you inform the directors, the incoming directors of that view on 15 January, what did you say to them?

A.	On 15th of January, we told them it was a net asset model and I, my view at the time was I think I looked, I talked about 12 to 13 years or the 10 to 15 year period, I don’t think I talked about 9 years.

Q.	I suggest Mr Morley, you told the incoming directors a story that was totally different to what you informed the board two days later in relation to the life of the fund?

9 T 2164.48–2165.46.

A.	No because looking at these notes which records the conversation I had, my view was the properties would be sold and it would give it a life of 12 to 13 years. I think the comment about “crunch time closer to 9 years” assumes no sale of properties in the 9th year.”

13.6 If Mr Morley’s view of that point was that the Foundation’s life would be about 12 to 13 years, assuming a sale of the leased properties, one might be forgiven for having little confidence in the view that the later addition of the amounts paid periodically pursuant to the Deed of Covenant and Indemnity would have the extraordinary different effect given to them by the Twelfth Cash Flow Model. The change in results effected by the infusion of these funds was dramatic. Instead of having a life of 12 to 13 years if the leased properties were sold, and nine years if they were not, the Foundation would have $159m left after 20 years and $38.586 would be left after 50 years.

13.7 The discussion concluded with Mr McGregor indicating that the need for the fund to have a life of 10 to 15 years was “a deal breaker”.10

13.8 The evidence to which I have referred makes it apparent that some members of the Board favoured the infusion of further funds to the Foundation if separation occurred. There was some other evidence. For example, Mr Macdonald thought11 that it was Messrs Wilcox and McGregor who led a discussion about the reputational and corporate citizenship issues involved in the proposal. He believed Mr Wilcox posed the question “What would be the impact if we set aside extra to meet the actuarial estimate of the most likely cost of future asbestos claims?” Other directors thought they would like to have the information before a final decision.

13.9 In the event the Board minutes record the decision as being:12

“TRUST

The directors noted a paper discussing a stand alone trust company that could support asbestos related medical research and manage the asbestos liability of subsidiary companies.

Mr. PD Macdonald outlined what the objectives of such a trust would be. Mr. I Wilson explained possible features of a trust and its structure and commented on

10 Ex 187, Vol 1, Tab 9; Robb T 2830.21–33.

11 Ex 148, para. 33.

12 Ex 61, Vol 5, Tab 25, p. 80.

likely market reaction. Mr. PJ Shafron reported on a recent meeting of potential trust directors. Mr. PG Morley explained the financial and accounting implications. Mr. Shafron, Mr. P Cameron and Mr. D Robb discussed legal issues and risks associated with the trust concept. Mr. G Baxter outlined a possible communications strategy. Mr. Macdonald commented on the debt position of the Company and several means to raise funds to satisfy intercompany debt to James Hardie & Coy Pty Limited.

The directors discussed the trust concept and asked questions of management and advisers.

The Chairman noted that the concept appeared to have some merit, but that the question of funding for the Company required more work. He requested management to continue developing the concept and to report progress, particularly in relation to funding, at the February meeting.”

13.10 Mr Robb also referred to the Board meeting in a subsequent meeting of senior JHIL management and advisers on 23 January 2001 and his note of that meeting recorded that there had been a mixed Board reaction to the trust proposal, with a majority wanting to proceed as soon as possible, but a minority concerned about separation.13 Mr Macdonald raised the issue of “tipping more in as an offer to the Govt (one of the directors’ suggestions)”.14 It was at that meeting, according to Mr Morley,15 that it was decided that a new actuarial report “was necessary to assess the funding requirements of any future claims for the purposes of the proposed Foundation as well as a study of payment patterns to work out cash flow requirements”.

13 Ex 187, Vol 1, Tab 11.

14 Ex 187, Vol 1, Tab 11.

15 Ex 121, paras 198–199.

Chapter 14 — The 15 February 2001 JHIL Board Meeting

A. Events prior to the Board Meeting

14.1 Very considerable activity took place in the period between the Board meetings of 17 January and 15 February 2001. Hardly surprisingly, there appears to have been some informal consultation with directors before that meeting and by 30 January at a meeting of executives of JHIL and advisers, Mr Baxter reported1 that the directors:

“•	want certainty

•	subject to comfort on numbers, moral reservations are softening.”

14.2 I have referred earlier to a Deed of Covenant and Indemnity being given by Coy and Jsekarb to JHIL in consideration of the additional funding. Its genesis appears to have been Mr Shafron’s email of 1 February 2001 to Mr Peter Cameron and Mr Robb in which he said:2

“Confidential and Privileged

I want to revisit this.

If we are being generous with Coy (and arguably we are, particularly if we hand across the 57) then that should support a waiver/indemnity in respect of Coy manufacture. If its a private document, then I wonder about disclosure – initially any way.

I could be that we ask the existing Coy directors to sign the docs (I guess with the benefit of some Allens/Allsop advice, if needed) and present it to the prospective directors as a fait accompli. With more cash than they thought they had, they shouldn’t complain (I doubt Bancroft would).

Obtaining the indemnity overcomes possibly the biggest question mark I have over this transaction (risk to JHIL). I would very much like to make it work.”

14.3 On the same day Mr Shafron advised Mr Attrill by email:3

1 Ex 189, Vol 1, p. 187.

2 Ex 148, Vol 1, Tab 13. “The 57” is a reference to the then current value of an assumed reversal of the $43.5m dividend.

3 Ex 57, Vol 4, p. 974.

“A February 15 execution and announcement for the trust (stand alone) is firming very strongly in the betting. Please assess all aspects of work remaining. I will call you tomorrow to confirm definitively. In the meantime, not a moment to lose.”

14.4 On the same day Mr Attrill emailed to Mr Shafron his draft of the regular Asbestos report to be included in the Board Papers for the February Board meeting.4 The draft contained no grounds for optimism as to the future. In relation to the Third Quarter results, it noted:

“Third Quarter 2001 Results

In the three months to 31 December 2000, settlement payments were $7.6M which is a substantial increase over the second quarter’s figure of $4.7M, and is above the previous 12 months’ quarterly average of $6.3M. ...

Legal and consultancy costs in this quarter were $1.3M, less than the second quarter at $1.8M and lower than the previous 12 months’ quarterly average of $1.5M.

Insurance recoveries were $0.4M (compared to $3M for the previous quarter) and were below the 12 months’ quarterly average of $2.1M. The low recovery rate largely reflected the fact that a high proportion of the quarter’s settlements fell within the QBE and earlier (uninsured) periods. ...

Overall, the total litigation-related costs for the quarter were disappointingly high at $9.3M, and were substantially higher than the previous quarter ($4.6M). This was due to much higher settlements and lower recoveries.

James Hardie received 51 new product and public liability claims (in line with the previous 12 months’ quarterly average of 52 new claims) and 9 new workers claims (above the 12 months’ quarterly average of 7 new claims). The monthly graphs, indicating trends in claims received, expenditures and disease type of new claims incorporating the three months to 31 December 2000 are attached.”

It is perfectly apparent from the monthly graphs to which Mr Attrill referred, that the position in the calendar year 2000 had been significantly more than in previous years in each of the three respects dealt with by those graphs.

14.5 Mr Attrill noted5 in relation to the cost of resolution of claims:

4 Ex 57, Vol 4, p 976.

5 Ex 57, Vol 4, pp. 976–977.

“Case Issues

The third quarter saw a significant increase in very expensive settlements. In the second quarter of this year, James Hardie paid 56 claims, of which all but 2 cost less than $300K each (and over half cost less than $100K each). In the current quarter, James Hardie paid 46 claims, 10 of which cost more than $300K each with 4 mesothelioma claims alone having a combined cost of $2.7M. These four claims, which are reported in the table below, largely account for the increase in asbestos costs over the previous quarter.

Major asbestos-related settlements in 3Q01

Plaintiff	Age	State	Settlement / Award	Remarks
Hope	51	Vic	$500,000	Claimed exposure to JHC AC products only in 1964–1970 while a builder in Victoria. ... Plaintiff sought $1.3M plus costs. Case settled after first day of trial.

Weller	48	WA	$559,000	School teacher in WA, claimed exposure to JHC AC sheet in 1964–1974 and 1979 while a builder’s labourer. Sought $625,000.

Edwards	57	NSW	$803,000 plus costs	Nurse in SA ... exposed to AC products in 1970-1980 while assisting father with home renovation work. Could not settle ...

Turner	52	NSW	$850,000	Exposure to JHC AC as carpenter in 1965–1970. Sought $1.3M plus costs.

Unfortunately, it would appear that this year James Hardie can expect to receive a number of major claims in the final quarter, particularly mesothelioma claims brought by people who have not retired. As at 1 February 2001, we had notice of 15 claims, each of which could potentially settle for more than $400,000. We would expect to settle many of these claims in the next three months.”

B. The Board Papers

14.6 The proposal to establish the Trust was the subject of detailed consideration in the Board Papers circulated for the meeting, to take place on 15 February 2001 at 9:00 am at PricewaterhouseCoopers in Sydney. Discussion on Project Green, according to the Agenda, was to commence at 11:00 am.

14.7 The Board Papers, as might be expected included a Project Green Board Paper dealing with the proposal.6 There was a covering document dated 5 February 2001 by Mr Macdonald which recommended the adoption of the proposal at that point. He commenced with a Summary which said:7

“We have developed a comprehensive solution to critical issues that James Hardie has been facing for over five years. The solution should be implemented now to

6 The document is set out in full in Annexure K.

7 Ex 75, Vol 8, Tab 119, p. 2735.

maximize potential improvements in shareholder value. Although the plan is not risk free, it is recommenced as providing the best outcome from the alternatives that are possible.

The objective is to position James Hardie for future growth and to eliminate legacy issues that would otherwise continue to detract from value creation. Once fully implemented, a focused fiber cement growth company, with an appropriate financial structure, will be in place and legacy issues will have been removed.”

14.8 In the “Background” Mr Macdonald noted that James Hardie had been rationalizing its business portfolio over the last 7 years and that once it had disposed of its Australian window business it would be left with two business streams. He observed:8

“James Hardie has two ongoing businesses with significantly different investment characteristics leading to differing value perceptions by investors. James Hardie also has significant legacy issues surrounding asbestos product manufacturing activities of some subsidiary companies. To date, the company has not succeeded in implementing a combined solution to these issues.”

14.9 The proposal then advanced had three elements:

(a)	the establishment of the trust – “Separation from Legacy Issues”

(b)	the ongoing fibre cement business, and a proposal to dispose of the gypsum business – “Portfolio”

(c)	a Netherlands company to be the principal company of the Group, with a Netherlands finance subsidiary to be the financier of all the operating companies – “Financial Restructuring”.

14.10 In relation to the trust proposal, the paper said:9

“i. Implement Separation by creating a Foundation now. Attachments A & B detail the proposal to separate JHIL from JH & Coy and Jsekarb. Providing that the prospective Foundation directors agree to take up director positions at a final review meeting on Tuesday 13 February, it is recommended that the JHIL Board agree to the creation of the Foundation at its Thursday, 15 February meeting for announcement, together with JHIL’s Q3 results, on Friday, 16 February.”

8 Ex 75, Vol 8, Tab 119, p. 2735.

9 Ex 75, Vol 8, Tab 119, p. 2737.

14.11 The paper’s Conclusion was that:10

“James Hardie needs to act now. Delaying creation of a Foundation past financial year end significantly increases the risk of ED 88 complications. Latest intelligence is that ED 88 will be promulgated before the end of this financial year and that CSR will significantly increase its asbestos provisioning by early adopting ED 88 and disclosing details at its full year results announcement in May. While it is possible to delay exploration of a Gypsum exit, this is not recommended. The proposed timing is suitable and a Gypsum exit would provide a compelling commercial justification for a financial restructuring as a significant portion of James Hardie’s assets would be being sold and debt would need to be re-financed.”

14.12 The passages to which I have referred clearly were intended to create the impression of a need for urgency in deciding upon the proposal. They reflect my overall impression of the evidence of and relating to Mr Macdonald and Mr Shafron, namely that the issue had gone unresolved for too long, that the newer management team under Mr Macdonald had found a way to resolve it, that that way should be agreed to by the Board and that the impending implementation of ED 88 made it highly desirable to do so sooner rather than later.

14.13 There was nothing inherently wrong in the presentation of these views by management to the Board. Management, in my opinion, is entitled, sometimes obliged, to put its views to the Board in strong, or persuasive, terms and management is entitled to have the Board consider those views. Mr Macdonald too was a member of the Board and the Chief Executive Officer. What is striking, however, is the absence of any substantive discussion in the Paper on the actual amount of the asbestos liabilities. In Mr Macdonald’s covering observations the only reference to the adequacy of the funding of the Foundation is in the following passage:11

“ ... James Hardie and Coy Pty Ltd and Jsekarb Pty Ltd, two subsidiaries which formerly produced asbestos bearing products and are currently subject to plaintiffs actions on account of injuries caused by asbestos, have current and potential liabilities that have the potential to exceed their net worth. This does not create an obligation for JHIL to meet any shortfall. It is recommended that the shares of these two companies be vested to a Foundation to manage the companies’ assets in the interests of current and future creditors. It is also proposed that an additional sum be paid over time (NPV $70M) to JH & Coy in return for an indemnity and covenant not to sue JHIL and an agreement to take JHIL if it is put to it in the future with no subsidiary companies.”

10 Ex 75, Vol 8, Tab 119, p. 2738.

11 Ex 75, Vol 8, Tab 119, p. 2735.

14.14 Attachment A to Mr Macdonald’s paper dealt with “Separation Issues”. The paper, in dealing with “Payment to JH & Coy/Jsekarb and Obtaining Indemnity”, dealt only with whether the directors of JHIL had “a sound basis to be comfortable with the decision”12, to receive the indemnity from Coy/Jsekarb in return for the additional funding. The only discussion in Attachment A of the actual adequacy of the Foundation’s funds is again in relation to directors’ duties and protections:13

“Director Risk and Protections

The decision to create the Foundation is not harmful to existing or future creditors’ interests – in fact, it is beneficial. This is because of:

•	additional capital being injected;

•	funds committed to medical research;

•	the entrenchment of Coy assets for the benefit of future claimants; and

•	no change to the JHIL capital structure.

As a result, there is no valid basis for attack on directors from claimants.

The decision to create the Foundation does involve writing down a substantial JHIL investment, and the incurring of an additional liability to JH & Coy. These decisions require careful consideration of shareholder interests – discussed above. In addition, the balance sheet and cash flow impact on JHIL of creating the Foundation will not prejudice the interests of JHIL’s creditors.

It follows that individual directors need not feel dependent on the protective mechanisms available to them. However for completeness, those protections include:

•	deeds of indemnity from JHIL (recently revised and reissued);

•	D & O insurance that protect directors against such issues if decisions are made in good faith; and

•	Legal advice.

The Australian advice consists primarily of the Allsop opinion. US advice (... from Shea and Gardner in Washington DC), has also been received to the effect that:

•	The Foundation concept is a good one.

12 Ex 75, Vol 8, Tab 119, p. 2739.

13 Ex 75, Vol 8, Tab 119, pp. 2740–2741.

•	JHIL is being generous, by the standards of the law.

•	With a potential life of at least around 15 years, JHIL should have no reason for concern.

•	There are no issues for US based directors.

•	Because JHIL is being generous, it should give more thought to getting a private contractual undertaking from JH & Coy not to sue and to indemnify JHIL (done).

•	The main problems with US trusts have been that plaintiffs control the creditors committee, and pay out way too much, too soon – not the position here.

•	Other kinds of US “solutions” invariably involve rump companies being left with insufficient assets even to cover the filed claims (e.g. GAF) – not the position here.

•	North American companies, that pay creditors for a long time, then go into liquidation quietly, often do not cause a ripple (e.g. Cassiar).

•	What JH is proposing is “much safer” than the approach taken by US companies seeking to separate from their asbestos liabilities.

•	If JH & Coy runs out of money one day, and there are unsatisfied US claims, then suits against the US subsidiaries are possible. There is no need for concern however (except for legal costs) because such claims would have no basis in law.”

14.15 The Attachment referred also to two additional proposals for insurance which had been received.14 Neither was recommended.

14.16 In addition the Attachment noted:15

“Risk

The main risks to the creation of the Foundation are political and legislative. The exposure to JHIL post separation, e.g. break through suits, or nuisance suits by JH & Coy or third parties, is substantially reduced by the JH & Coy covenant not to sue and the indemnity. A further discussion of political and legislative risk and the communication strategy is set out in Attachment A & B.

While the creation of the Foundation does not trigger any positive requirement for Trowbridge disclosure in the accounts or elsewhere nor create any issues for the directors of the impact on JHIL’s creditors, pressure to disclose may arise as a result of political/market pressure and both issues will be of concern in the Court scheme meeting if and when stage 2 progresses.”

14 Ex 75, Vol 8, Tab 119, p. 2745.

15 Ex 75, Vol 8, Tab 119, p. 2745.

14.17 Attachment B was the “Communications Strategy”. Its “Recommendation” was expressed as follows:16

“Recommendation

We believe that our communication strategy will deal effectively with the numerous risks involved in executing the separation proposal and that therefore the separation proposal can be implemented as recommended. We have formed this view because:

•	there is a strong legal and business case for separation

•	there are clear benefits for shareholders

•	the position of creditors is significantly enhanced

•	there is no valid basis for government intervention

•	we have identified and understand the major stakeholder risks

•	we have developed a comprehensive plan to neutralize those risks

Our analysis of risk includes ‘worst case’ scenarios. We have strategies to deal with them and believe these strategies will be effective.”

In the event, of course, the adoption of these strategies had some limited success. Nothing happened to disturb the effects of separation for the first few years after it occurred.

14.18 The “Recommendation” part of the Communications Strategy then, correctly in my view, identified the “central communications conundrum” as being that17

“ ... we will not be able to provide key external stakeholders with any certainty that the funds set aside to compensate victims of asbestos diseases will be sufficient to meet all future claims.”

It was also noted in the same part that:18

“In short, we believe opposition from stakeholders could be significant and that their major questions will be:

•	will the funds set aside be sufficient to meet all future claims?

[16] Ex 75, Vol 8, Tab 119, p 2747.

[17] Ex 75, Vol 8, Tab 119, p. 2745.

[18] Ex 75, Vol 8, Tab 119, p. 2745.

•	what will JHIL do if those funds are insufficient?

•	what will be the fate of victims if the funds are insufficient?”

14.19 The Communications Strategy then dealt in very considerable detail with the “Key Working Assumptions” (Section 1), “Risk Analysis” (Section 2), “The Communications Strategy” (Section 3), “Key Messages” (Section 4), “Draft Questions and Answers” (Section 5), a “Communications Strategy for the Medical Research and Compensation Foundation” (Section 6), “Key Messages for the Foundation” (Section 7) and “Foundation – Questions and Answers” (Section 8).

14.20 I will not discuss these Sections in detail, but I would simply draw attention to the following features:-

(a)	Direct intervention by government was recognised as the most significant risk: Section 2.1. A great deal of the implementation of the Strategy was directed to avoiding that possibility: Sections 2.1.3, 3.5.

(b)	The timing of the separation announcement was to coincide with the announcement of JHIL’s third quarter results, so that the establishment of the Foundation would be a “business” story: Section 3.1. The aim was “to confine the story to its business context”: Section 3.4.

(c)	The question of “uncertainty” could be used to advantage by treating separation as meaning “there will be greater certainty than has ever before ... we can argue that it is uncertain that JH will exist in 5, 10 or 20 years but that separation provides much greater certainty that funds will be available to compensate victims past these time periods than if JH was merged into another company”: Section 3.0. See too the eighth and ninth of the Key Messages in Section 4.0.

(d)	Mr McGregor and Mr Macdonald, it was suggested, should undergo intensive media training in the week prior to the announcement, to

“rehearse our agreed key messages and the Q&A in simulated interview situations”: Section 3.4.

(e)	The “Q&A” were the draft Questions and Answers in Section 5.0. Perhaps not too much emphasis should be put on them, because they were a work in progress, but it is clear that they recognise that the issue which would attract particular interest would be whether the Foundation’s assets could meet all future claims: see Questions 1, 2, 3, 4, 5, 9, 12, 13, 15, 21.

(f)	The Foundation’s communications strategy should be the same as that of JHIL, “i.e. shut the story down as quickly and effectively as possible”: Section 6.4.

14.21 What is obvious from the proposals in Attachment B was that the implementation of it from the JHIL point of view was then to avoid any statement to the effect that the Foundation would have sufficient funds to meet legitimate asbestos claims against Coy or Jsekarb. To the extent to which any statements along those lines might be made, they would derive from the Foundation: see Questions 5, 6, 7, 8, 9, 10, 11, 13, 19. In the event, the JHIL Media Release of 16 February 2001 did make statements to this effect.

14.22 Attachment C to the Board Papers dealt with the sale of the gypsum business, and Attachment D with “Financial Restructuring”. Attachment D was expressed to be a summary of the paper presented to the November 2000 Board meeting. Attachment E was headed “Alternatives Considered”. It referred, in the “Introduction”19, to the fact that:

“ •	JHIL has a number of issues it has been considering over a number of years, including:

Þ	structural inefficiencies

Þ	asbestos-related liabilities

Þ	portfolio initiatives, the latest being the ongoing relevance of James Hardie Gypsum

19 Ex 75, Vol 8, Tab 120, p 2797.

•	Numerous alternatives to address these issues have been investigated in detail but no alternative has provided an ideal solution with an acceptably low level of execution risk.”

14.23 The paper then proceeded to identify the recommended solution as follows:20

“ •	The recommended solution, which is detailed in the Board paper to which this discussion paper is attached includes:

Þ	achieving separation from asbestos liabilities through the creation of the Foundation which would hold JH & Coy and Jsekarb for the benefit of asbestos-related claimants;

Þ	testing the value implications of the sale of James Hardie Gypsum;

Þ	restructuring, subsequent to the separation, to achieve a more efficient corporate structure, involving a Dutch ultimate holding company that would be ASX and NYSE listed.”

14.24 It referred to other possibilities as being:21

“ •	The next best alternative is considered to be combining separation and the restructure. This alternative is considered in detail in this paper but has a number of issues. While each of these issues can be addressed separately by different implementation methods and features, all variables have unattractive aspects

Þ	the most attractive variable is to implement the separation and restruction (sic) by a scheme of arrangement but delaying the NYSE listing of the new holding company

•	Other alternatives that have been considered in the past and have been revisited briefly in this paper for completeness are:

Þ	business as usual (“BAU”)

Þ	restructure but no separation

Þ	other alternatives to separation

Þ	sale of James Hardie through a takeover by a third party or an LBO / MBO.”

and said that the purpose of the paper was “to review these alternatives prior to making a decision whether to proceed with the preferred alternative (separation only initially).”

20 Ex 75, Vol 8, Tab 119, p. 2797.

21 Ex 75, Vol 8, Tab 119, p. 2797.

14.25 It is unnecessary to deal in detail with the discussion of all the alternatives. I would mention, however, that the discussion of “Business as Usual”22 emphasised that that state of affairs should not continue:

“ 2.	Business As Usual

•	Inefficient capital structure

Þ	average tax rate will continue to rise

Þ	significant withholding tax to maintain dividends

Þ	could consider cutting dividends and reinvesting earnings

•	Ongoing uncertainty relating to asbestos

Þ	certain parties will not invest (e.g. some US funds)

Þ	management distraction managing and explaining to other parties (e.g. debt providers)

Þ	issue exacerbated by the introduction of ED88 (effective by 30 September 2002 balance date)

Þ	poison pill for potential corporate acquirers

Þ	further growth may reduce extent of the issue (unlikely should the issue grow)

•	Significant ongoing management distraction

•	This is not an acceptable outcome.”

14.26 A similar theme appears in the discussion of “Alternative to Separation”:23

“ 4.	Alternatives To Separation

•	There are several alternatives that may be employed to address the asbestos issue other than separation:

Þ	aim to stop the noise

possible independent Board/management to reduce JHIL/NV board involvement careful program to address the issues – educate investors

unlikely to be successful

Þ	insurance takeout

loss portfolio transfer

stop loss cover (e.g. Turner & Newall)

22 Ex 75, Vol 8, Tab 119, p. 2803.

23 Ex 75, Vol 8, Tab 119, p. 2805.

very expensive (with figure expected to continue to increase)

Þ	provision to actuarial figure

expected to be required by ED88 by September 2002 balance date (allows for discounting)

also required under US GAAP (does not allow for discounting – i.e. larger number)

expected negative market reaction (may not be in proportion to the figure disclosed)

Þ	continue to grow the business and “dilute” the issue

separation funds used to accelerate growth?

unlikely to hide the issue – investors are aware of it and paranoid given worsening US experience

•	None of these solutions successfully addresses the asbestos issues, or is considered a viable alternative

Þ	business will continue to have to report asbestos numbers

Þ	investors will continue to discount the share price

Þ	poison pill will remain – preventing or severely hindering corporate activity.”

14.27 The Board Papers also included a letter of advice from Allens in which the advantages and disadvantages of the preferred option were discussed. Mr Cameron and Mr Robb, who gave the advice, preferred the second option (separation and restructuring combined), and concluded:24

“In summary, we believe the preferred option can be effected lawfully. To do this, the directors of both JHIL and JH & Coy will need to properly view the transaction as being in the interests of each respective company. The two sets of directors should be considering these issues at arm’s length and with the benefit of advice. You have asked us to confirm whether we support management in its approach, noting that this proposal has the support of each management team member and your financial advisers. We acknowledge the key commercial drivers against a business as usual approach and against the execution risk and the direct disclosure versus delay decision that arise under the other option. We agree that management and the board have grounds to support the view that the commercial benefits of the preferred approach, with its staggered separation and the disadvantages discussed above, outweigh the costs of delay and heightened execution risk of the second alternative. That said, as lawyers, we consider that the cleaner and more concrete legal result (and that effects both separation and restructuring) is achieved through the second option, albeit at a higher risk of achieving the Foundation alone (at stage one of the preferred option). Finally, we suggest that, for the benefit of all concerned, we seek James Allsop’s views on this proposal in light of all current information.”

24 Ex 75, Vol 8, Tab 119, p. 2809.

14.28 The material before the Board also included the “Asbestos” summary prepared by Mr Shafron and Mr Attrill. It was in relevant respects in the same form as Mr Attrill’s draft to which I have earlier referred.

14.29 What is noteworthy about all the material contained in the Board Papers is that it was recognised that the principal challenge to the implementation of the proposed scheme would come if there was a public perception that the money being made available to the Foundation was insufficient to meet future claims, and elaborate steps were proposed to avoid that perception being adopted. Yet nothing was contained in the Board Papers which would provide any satisfactory basis for identifying what those liabilities might be. One gains the clear impression from the Board Papers that the Board was being urged to go ahead with separation, to bite the bullet and get it over with, whatever might be the likely true level of such liabilities.

C. The Meeting

14.30 The PowerPoint presentation to the Board25 at the 15 February 2001 meeting contained five sections:

Section 1	Introduction

Section 2	Separation

Section 3	Portfolio – Gypsum

Section 4	Financial Restructuring

Section 5	Recommendation and Timing

14.31 Section 1 identified the “Actions being sought” as follows:26

“Actions being sought

♦	Approve the immediate establishment of the Foundation

♦	Approve commencement of the sale process to test value of gypsum (sale subject to Board approval if acceptable bids are received)

♦	Continue to progress restructuring preparation for Board approval in May”

25 Ex 75, Vol 8, Tab 123, p. 2841.

26 Ex 75, Vol 8, Tab 123, p. 2843.

14.32 The “Background” was described in by now familiar terms as:27

“Background

JHIL has a number of significant issues that it has been considering over a number of years, including:

♦	Financial structure

-	current structure is inappropriate and inefficient

-	failure to address this issue will result in an increasing average global tax rate (from approximately 30% in 2001 to approximately 40% in 2004) and lower returns to shareholders

♦	Asbestos issues

-	lack of transparency – earnings and balance sheet distortion

-	management distraction

-	investor uncertainty (associated with US experience)

-	difficulty in raising new equity to fund growth initiatives

-	barriers to participating in corporate activity (poison pill)

♦	Market’s perception of JH as a cyclical building materials company

-	due to gypsum

-	ratings benefit from high growth focussed fibre cement business not fully received”

14.33 A comment made on the Recommended Solution was:28

“ •	Provides a comprehensive solution to critical issues that have been confronting JHIL for over 5 years.”

14.34 In Section 2, under the heading “Foundation Update” a question was posed “What has changed since the last Board meeting?”, the answer given being:

“♦	Increased funding available to JH&Coy in exchange for indemnity and waiver to JHIL

-	$112m over time / $72m NPV of additional funding

♦	Foundation directors have signed on

♦	Detailed review of funding indicates that it is manageable

♦	Additional $1m to support proposed Asbestos Diseases Research Institute (ADRI)

-	emphasises that JHIL is not walking away

-	provides a seat at the table to keep abreast of developments

♦	Gross assets should be sufficient for future claims.”

[27] Ex 75, Vol 8, Tab 123, p. 2844.

[28] Ex 75, Vol 8, Tab 123, p 2846.

14.35 The last point there mentioned seems the first positive suggestion that the funds of the Foundation, augmented by the additional funding proposed to be made available, “should be sufficient for future claims” in the sense that the total of the assets of Coy and Jsekarb, with the money to be payable under the Deed of Covenant and Indemnity, could cover the amount of future claims.

14.36 In Section 2, the “Summary of key issues for consideration”29 said that they included:

“	♦	Foundation establishment

	♦	Quantum of funds contributed

-	foundation life expectancy

♦	JHIL and JH & Coy / Jsekarb relationship post-separation

♦	JHIL Directors’ decisions

♦	JH & Coy and Jsekarb Directors’ decisions

♦	Financial effects of separation

♦	Positioning / key stakeholder messages

♦	Market reaction.”

14.37 When dealing with “Fund life expectancy/sensitivity”, it was said:30

“	♦	Trowbridge analysis revised:

-	same basic assumptions as previously

-	higher claim numbers predicted

-	predicted future cashflows

♦	Future funds availability depends on:

-	Trowbridge cashflows (“most likely”)

-	asset classes (land, debt, and invested cash)

-	assets earnings (some known and some predicted)

JH modelling[31]

♦	Key assumptions

-	Trowbridge actuarial data

-	earnings on investment portfolio 11.7%

-	JHIL loan 8.13% p.a. return

-	running costs of $2.4m p.a.

-	inflation

-	3% p.a. rent, running costs

-	4% p.a. litigation costs

[29]	Ex 75, Vol 8, Tab 123, p. 2851.

[30]	Ex 75, Vol 8, Tab 123, p. 2854.

[31]	Ex 75, Vol 8, Tab 123, p. 2855.

-	no tax paid (no realisation of investment earnings in early periods)

-	land increases in value by 3% p.a., buildings not depreciated, though $1m p.a. sinking fund

-	properties disposed of in 2025 at carrying value

♦	Surplus most likely outcome

♦	Analysis reviewed by PWC and Access Economics.”

This material derives from the February 2001 Trowbridge Report and the financial model described as the “Twelfth Cash Flow Model”.

14.38 The presentation also included a lengthy “Update on Board paper”,32 which was summarised as follows:33

“Update on Board paper

♦	Since we issued the Board paper, we have continued to investigate and analyse the key risks and fine-tune our key messages and strategy

♦	This analysis has included further discussions with communication advisors and new discussions with advisors brought on board in the past 10 days (see over)

♦	As the details of the separation model have evolved, we and our advisors have become much more confident in our ability to ‘sell’ the proposal to external stakeholders

♦	We have also been able to strengthen and simplify our key messages and believe that we now have powerful arguments in support of our case

♦	We have undertaken intensive media training to road test our Q&A and are confident we have credible selling messages which are reinforced by an array of supporting facts and figures.”

14.39 The “advisors brought on board in the past 10 days” appear to have been Mr Loosley, Mr Gary Gray and Mr John Denton. Mr Loosley’s advice was said to have included:

“	•	Counseled us to strengthen the adequacy of funding so that we could argue that the most likely outcome was that all claims would be met.”[34]

Mr Gray:

“	•	Strongly suggested that independent third party endorsements were needed, such as supporting actuarial advice.”[35]

[32]	Ex 75, Vol 8, Tab 123, pp. 2863–2881.

[33]	Ex 75, Vol 8, Tab 123, pp. 2863.

[34]	Ex 75, Vol 8, p. 2864.

[35]	Ex 75, Vol 8, p. 2865.

Mr Denton’s advice does not appear to have dealt with the level of funding.

14.40 It was said that there had been on the Tuesday, i.e. 13 February, a briefing of the chiefs of staff of the New South Wales Premier and Industrial Relations Minister.

14.41 The presentation then listed the Key Messages to be presented to the public:36

“Key messages

♦	JH has effectively resolved its asbestos liability for the benefit of shareholders and claimants

♦	A new, independent Foundation has been established to manage JH’s liabilities, compensate people injured by asbestos and fund medical research

♦	The Foundation’s assets will be used solely for compensating people with asbestos diseases

♦	The Foundation expects to have enough funds to pay all claims

♦	The position of claimants is substantially improved because the Foundation provides much greater certainty that compensation will be available to meet all future claims

♦	The position of shareholders is also substantially improved because the company’s results and financial strength will no longer be affected by asbestos costs.”

14.42 The fourth and fifth of those “Key Messages” were, in fairly clear terms, assertions which were to be made to the public that there was an expectation that the Foundation was expected to have enough funds to pay all claims.

14.43 The Board minutes record that at the meeting of directors:37

“The Chairman tabled a Board Paper explaining the proposed transaction and the Board discussed this paper along with the Board Paper for January’s meeting (which discussed in greater detail the objectives and rationale for effecting the Coy and Jsekarb Separation). The Chairman tabled legal advice from Mr JLB Allsop SC dated 14 February 2001.

The Chairman tabled a financial model (incorporating certain legally privileged materials) which set out forecast Coy and Jsekarb assets and cashflows and which indicated that there was likely to be a surplus of funds in the Foundation group when available assets, likely earnings rate, and likely future claims and costs were considered (Financial Model).

[36]	Ex 75, Vol 8, Tab 123, p. 2869.

[37]	See Ex 75, Vol 8, Tab 118, p. 2719. The minutes are set out in Annexure L.

The Chairman then tabled a draft valuation report from Grant Samuel and Associates Pty Ltd (Valuation Report) which valued the Company’s holding in Coy at zero (prior to payments to be made under the Indemnity).

The Meeting discussed the legal and financial issues concerning the amount being paid under the Indemnity, based on actuarial assessments carried out, the Financial Model, and legal advice received.”

14.44 It will be seen that the discussion, to the extent to which it is recorded, is said to have referred to:

(a)	the Trowbridge actuarial assessments (described in the Minutes as “certain legally privileged materials” incorporated in the financial model and “actuarial assessments”);

(b)	the financial model; and

(c)	the amount being paid under the Deed of Covenant and Indemnity.

14.45 Mr McGregor’s38 recollection of the Meeting and relevant issues arising in his cross-examination included:

(a)	Mr Morley addressed the Board on funding and the expected life of the Foundation and spoke to the Project Green Board Presentation – February 2001[39]. Mr Morley explained that the model was based on actuarial estimates provided Trowbridge and the Board was informed (by either Morley or Mr Shafron) that a revised report had been obtained from Trowbridge, which took account of recent data published by Trowbridge. Graphs were shown, high, middle and low, representing different estimates by Trowbridge and the Board

[38]	According to Mr McGregor, the JHIL/JHI NV Board typically operates by reaching a consensus in which all directors agree and he does not recall any occasion on which a matter had been put to a formal vote. In a typical meeting, management will present papers or proposals, which the Board then discusses. Directors will ask questions of management and consider the views of different directors. “A consensus normally develops during the course of the Board’s discussion and towards the end of the discussion, I will sometimes state what I understand to be the consensus reached by the Board” McGregor, Ex 80, pp. 3–4, para. 20. I note that Mr McGregor resigned as Chairman of JHI NV on 11 August 2004.

[39]	Ex 80, Tab 7, pp. 153–208 at p. 168.

was advised that Trowbridge considered the middle curve was the most likely projection.[40]

(b)	During the presentation either Mr Shafron or Mr Morley was asked whether Trowbridge had taken into account the December quarter claims figures, which showed a higher than expected claims expenditure and the answer was given that the question had been raised with Trowbridge and Trowbridge had said that one quarter’s figures would not disturb a trend based on years of data.[41] No report from Trowbridge was tabled.[42] Mr Morley said that he had obtained information about earnings rates from Towers Perrin and Mercers[43] and “had obtained advice from PricewaterhouseCoopers and Access Economics on the structure of the model”.[44]

(c)	The essence of Mr Morley’s presentation was that when the Trowbridge numbers represented by the low curve Trowbridge were used, the model suggested a large surplus; when the Trowbridge numbers representing the middle curve were used, the model suggested a small surplus, and when the Trowbridge numbers representing the high curve were used the model had sufficient funds to meet claims for around 20 years.[45]

(d)	Mr Peter Cameron, who was in attendance at the meeting, emphasised that the directors needed to be conscious of their responsibilities as directors under the Corporations Law, and that directors could not provide the trust “with more than that for which JHIL was legally responsible, without honestly believing that ... what we were doing was of benefit to JHIL’s shareholders.” [46]

[40]	McGregor, Ex 80, p. 5, para. 28.

[41]	McGregor, Ex 80, p. 5, para. 29.

[42]	McGregor, Ex 80, pp. 5-6, para. 30.

[43]	Mr McGregor said he had no reason to doubt that the information represented an appropriate basis for determining a reasonable rate of return, namely 11.7%; McGregor, Ex 80, p. 6, para. 31.

[44]	McGregor, Ex 80, p. 6, para 32.

[45]	McGregor, Ex 80, p. 6, para 33.

[46]	McGregor, Ex 80, p. 7, para. 42.

(e)	Mr Morley justified the 11.7% earnings rate to the Board by explaining “ ... that he had sought records of results for funds from different organisations that recorded these things – I think InTech was one, and Mercers, and ... also sought advice on earnings rates from Towers Perrin, I think, advice on something from UBS for what the indices had been over various periods of years and the rate he took at 11.7% was lower than most, if not all, on those rates.”[47]

(f)	In cross-examination Mr McGregor stated that Mr Morley had not told him that Access Economics had been asked to omit any comments on the high nature of the earnings rate.[48] Mr McGregor was not aware of the request to PricewaterhouseCoopers to omit a reference in their advice as to whether the earnings rate should be the subject of independent advice.[49]

(g)	Mr McGregor said that he was not aware of Access Economics and PricewaterhouseCoopers being specifically asked not to examine assumptions such as the earnings rate.[50]

(h)	Previous Trowbridge reports had not been given to the JHIL Board.[51] Rather, “summary findings” were given by the relevant responsible officer.[52]

14.46 Mr Macdonald’s recollection of the discussions during the meeting included the following:53

[47]	McGregor, T 1573.29–39.

[48]	McGregor, T 1573.41–45.

[49]	McGregor, T 1573.47–52.

[50]	McGregor, T 1574.16–21.

[51]	McGregor, T 1442.6–10.

[52]	McGregor, T 1442.10–15.

[53]	Macdonald, Ex 148, p. 11-12, para. 47. Mr Macdonald stated that he did not see the PricewaterhouseCoopers letter or the Access Economics letter on or before 16 February 2001. However, he “... was aware that PricewaterhouseCoopers and Access were not providing advice on future earnings rates”. He was “not aware of any other limitation to the scope of their advice and understood that they had advised that the model was suitable for its purpose for which it was being used” and did not believe that the advice was limited to checking the arithmetic accuracy of the model”; Ex 308, p. 8, paras 43–44. Mr Macdonald said at all times he believed that “the cash flow model was suitable for use in assessing what level of funding would be appropriate to fund future

(a)	Sir Llew Edwards’s contribution to the meeting before withdrawing was to the following effect:

“We think James Hardie has been generous in its funding to the Foundation. My fellow directors and I are happy for the fact to be known.”[54]

(b)	Mr Morley gave a presentation, which demonstrated that JHIL could not afford to repay its existing debt to Coy and “purchase the indemnity in a lump sum”. He presented a proposal which included a series of indemnity payments and a staged repayment of JHIL’s debt to Coy;

(c)	Mr Morley discussed (“at considerable length”) the rationale for selection of the earnings rate used in the model. Mr Morley said that he and Mr Harman had selected equity market earnings rates as being the most appropriate for the funding model as the model showed that cash flow from such earnings together with the other sources of income would “provide all the cash required by the Foundation” for “around 25 years”.

(d)	The earnings rate selected was discussed by Mr Morley at “significant length” with a number of directors who were, according Mr Macdonald, more experienced than he was in relation to “financial matters”. There was also discussion of lower earnings rates, such as “the risk free rate and the rates that might be selected by actuaries.” [55]

(e)	“Mr Morley explained how he and Mr Harman had selected a rate of 11.7% pa as being a reasonable rate that was a 20% or so discount to anticipated claims”. He did not “... hear either Mr Morley or Mr Harman express any view to the contrary”; Macdonald, Ex 308, p. 8, para. 43. See also para. 24.23 above.

[54]	Macdonald, Ex 148, p. 11, para. 44.

[55]	Macdonald, Ex 308, p. 9, para. 47. Mr Macdonald could not recall whether he saw the Mercer Investment Consulting Survey (Ex 121, Vol 7, Tab 121, pp. 2925–2928) at that time but if he did he would have considered the disclaimer to be of a standard form. “They (sic)would not have caused me to doubt the reasonableness of the cash flow model and the earnings rate used in the model”; Macdonald, Ex 308, p. 9, para. 48.

the equity market rate being reviewed. It was explained that this was equivalent to a 7.6% pa after tax return for most tax payers.”[56]

(f)	“Ultimately, the Board accepted the logic of the cash flow model and the reasonableness of the earnings rates.”

14.47 Mr Macdonald stated that as at 15 February 2001 he had not read any of the Trowbridge reports.57 Mr Macdonald’s evidence in relation to the meeting tended to be self-serving, especially his statement (Exhibit 308) of 12 July 2003. I note that this statement was admitted into evidence after Mr Macdonald had completed his oral evidence.

14.48 In cross-examination, Mr Peter Cameron recalled that there was no indication given to the Board before the 15 February 2001 meeting that experience could vary considerably from actuarial estimates.58

14.49 Mr Harman, who was also in attendance at the meeting, could not recall drawing the Board’s attention to the limitations of the model or the issues raised by Access Economics and PricewaterhouseCoopers.59 Mr Harman had discussed PricewaterhouseCoopers’s recommendation that the earnings rate be subject to independent assessment with Mr Morley but he did not know whether Mr Morley discussed this matter with others.60

D. Board Resolutions

14.50 The Board in the event resolved:

“	(a)	in order to achieve the benefits to the Company as outlined in the Board Paper and the January Board Paper and discussed at the Meeting;

	(b)	given the detailed consideration of management and the Board proposal and to the alternatives;

	(c)	on the basis of the various advices received from legal, actuarial, accounting, taxation, public relations and strategy advisers; and

[56]	Macdonald, Ex 308, pp. 8–9 para. 46.

[57]	Macdonald, T 2466.28–30.

[58]	P Cameron, T 3047.21–41.

[59]	Harman, T 1305.6–23.

[60]	Harman, T 1305.25–36.

(d)	having regard to the profit and loss, balance sheet and cash flow position of the Company following the Coy and Jsekarb Separation,

The Board considers that it is in the best interests of the Company to effect the Coy and Jsekarb Separation.”

14.51 The meeting also approved the ASX announcement to be made by JHIL.

Chapter 15 — The 1996, 1998 and 2000 Trowbridge Reports

A. Introduction

15.1 The actuarial assessments carried out by Trowbridge before separation have been the subject of a great deal of evidence and contention. These are four such reports, namely:

(a)	that dated 10 October 1996

(b)	that dated 10 September 1998

(c)	that dated 16 June 2000. (This report is described as a “draft” but, as I find below, it was for all practical purposes, complete. It suited JHIL to treat it as a draft — it could be disavowed if JHIL wished to do so.1)

(d)	that dated 13 February 2001. (There are two versions, the later identifiable by its specific reference to the 2000 Trowbridge Report.)

15.2 In this Chapter I discuss the first three.

15.3 So far as it appears from the evidence, whilst the JHIL Board had received extracts from Trowbridge Reports, no member of the Board (Mr Macdonald included) had, as at February 2001, ever read the 1996 Trowbridge Report, the 1998 Trowbridge Report or the 2000 Trowbridge Report.2 Nor does any member of the JHIL Board (again including Mr Macdonald) appear to have seen, prior to separation, a copy of either version of the February 2001 Trowbridge Report.

15.4 This seems extraordinary. Of course a company director is not required to read the base material for every decision coming before the Board, but separation was regarded as a highly important matter, one thought vital to the future of the Group.

[1]	T 1729.44–1730.17

[2]	Macdonald, T 2466.28–.30, T 2495.38–2496.9, T 2583.13–.22 and T 2584.7–.41 and McGregor T 1475.29–.33.

15.5 How to effect it satisfactorily had been a question discussed by the Board, and by management, for years. Surely at least one director might have actually read the Report which was said to indicate the level of the asbestos liabilities. It was one of the two core inputs into the Twelfth Cash Flow Model.3 It is not that in dealing with separation, the Board did not condescend to matters of detail. That is clear from looking at the material which was before the Board – in what frankly seems inordinate detail – on the public relations aspect of separation.

B. First attempt at assessment

15.6 The first professional actuarial assessment of present and future asbestos liabilities was not obtained by JHIL or Coy until 1996. There had been an earlier attempt at an assessment of those liabilities, prepared in April 1992 by JHIL’s then solicitor, Mr M J Knight4. The calculation prepared by Mr Knight was aptly described by him as a “conjecture”. It appears to have assumed an average mesothelioma latency period of 20 years and a peak of claims in 1992–1995. His “best intuitive guess” of James Hardie’s future total exposure was $40 – 45m (in 1992 dollars), before insurance. His report is perhaps of most interest because he noted the very different view of CSR, which predicted a litigation peak in 2000–2010.

C. 1996 Trowbridge Report

15.7 The first report from Trowbridge was an “Initial Review” dated 5 June 1996, addressed to Mr Michael Rose at Allens. It said that it provided a “first cut” at estimating liability.5 It estimated present and future liabilities, after insurance, at a net present value (“NPV”) of $175 m, discounted at 8 per cent per annum.6

15.8 The report was evidently prepared with a view to making accounting provision for the liabilities.7 Mr Gellert, JHIL’s General Counsel, instructed Trowbridge to proceed to Stage 2 of the actuarial review, again with a view to proper accounting provision. Trowbridge wrote to Mr Gellert on 11 July 1996 setting out a

[3]	Morely T 2245.22–.24, Harman T 1302.42–.50.

[4]	Ex 179.

[5]	Ex 2, Vol 3, Tab 11, p. 559.

[6]	Ex 2, Vol 3, Tab 11, p. 560.

[7]	Ex 2, Vol 3, Tab 11, pp. 560, 563.

proposal for the scope of the Stage 2 work. Trowbridge’s proposal concluded with mention of uncertainty. 8

“There is considerable uncertainty over the future cost of asbestos-related disease claims. While we can make our best estimate of the liability according to the principles described above, significant deviations from our estimates are to be expected.

A question for JHI to consider is whether, in view of the uncertainty, a “best estimate” approach to setting the provision is appropriate, or whether a more conservative estimate should be made.

In any event, the provision should be reviewed on a regular basis and updated based on changes in the experience and the environment.”

15.9 The suggestion in the second paragraph appears not to have been taken up. Dr Barton could not recall the basis on which the actuarial report was prepared being discussed.9

15.10 An initial presentation of the results to the JHIL Board appears to have taken place on 1 October 1996 by Mr McFadden, a director of Coy.10 The presentation (based, it seems, on Ex 178) emphasised the “great uncertainty” attaching to the estimates, due to:

“ •	epidemiological work that is the basis of claim number projections is uncertain

•	potential behaviour of claimants (including likelihood of suing) is unpredictable

•	future legal decisions cannot be predicted

•	incomplete data particularly for recoveries on individual cases”

15.11 Only the last of these four factors had reduced in significance by February 2001). The presentation estimated the NPV of the liabilities at $193m,11 and noted that the estimate “represents a high cost relative to the company’s profitability” (p.4).

15.12 The ultimate report (“The 1996 Trowbridge Report”) was dated 10 October 1996, and addressed to Mr Michael Rose at Allens.12 Unlike the initial review it is

[8]	Ex 176, p. 6.

[9]	T 2730.50–2731.8.

[10]	Ex 57, Vol 4, p. 960.

[11]	Ex 178, p. 7.

stated to be “for use solely in relation to current or pending asbestos litigation of [JHIL]”. The 1996 Trowbridge Report estimated present and future liabilities at $230 million, discounted at 8 per cent13, and emphasised the uncertainty of the results.14

D. 1998 Trowbridge Report

15.13 The 1998 Trowbridge Report15 appears to have been requested in the context of Project Chelsea. According to the Project Chelsea Board Report,16 the principal purpose of the updated asbestos advice to Allens:

“is to satisfy directors that the proposed Stage 1 capital return will not in any way compromise the interests of creditors.”

15.14 The Report stated, however, that it was prepared for the sole purpose of use in relation to litigation and legal advice.17

15.15 The 1998 Trowbridge Report estimated the net present value of the liabilities at $254 million, discounted at 7 per cent.18 The undiscounted estimate, $501,456,621,19 was less than the 1996 estimate ($523,542,565),20 a result broadly consistent with the estimated payments for the intervening two years. Adjusting for the change in the discount rate, the net present value increased by only $5 million between 1996 and 1998.21 An increase of that order would be expected in any event simply as a result of the reducing effect of the discount as time moved on.22

[12]	Ex 2, Vol 3, p. 586.

[13]	Ex 2, Vol 3, p. 589.

[14]	Ex 2, Vol 3, pp. 589 – 590, 637.

[15]	Ex 2, Vol 3, Tab 13, 10 September 1998.

[16]	Ex 61, Vol 3, Tab 11 at p. 117. The preference to keep the report confidential is stated specifically at p. 121.

[17]	Ex 2, Vol 3, Tab 13, p. 696.

[18]	Ex 2, Vol 3, Tab 13, p. 702.

[19]	Ex 2, Vol 3, Tab 13, p. 834.

[20]	Ex 2, Vol 3, Tab 12, p. 687.

[21]	Ex 121, Vol 6, Tab 62, p. 2310

[22]	Ex 2, Vol 3, p. 765.

E. 2000 Trowbridge Report

15.16 According to Trowbridge, the February 2001 Trowbridge Report should be treated as no more than an update of the 2000 Trowbridge Report. 23 It is necessary to deal with the 2000 Trowbridge Report in some detail.

Request for the Report

15.17 On about 7 March 2000 Mr Shafron sent Mr Attrill a draft of a letter of instructions from Allens to go to Mr Minty at Trowbridge.24 Mr Minty had assisted with the previous Trowbridge Reports and Mr Shafron considered him to have “a good knowledge” of the relevant data and claims experience.25 On 9 March 2000 Mr Shafron telephoned Mr Attrill and instructed him to make contact with Mr Minty26 and to procure a “fresh” Trowbridge Report valuing the asbestos liabilities of Coy and Jsekarb as at 31 March 2000.27 Mr Shafron also requested that Mr Attrill seek a preliminary indication of Trowbridge’s likely valuation before the JHIL Board Meeting28 to be held on 15–16 April 2000, and said that QBE recoveries should be assumed to be zero.

15.18 On 10 March 2000 Trowbridge received by facsimile a letter of instructions from Mr Martin of Allens requesting an update of Trowbridge’s 1998 advice, and in particular29:

“(a)	an actuarial estimate of potential exposure for known asbestos-related claims as at 31 March 2000;

(b)	projection of potential exposure for known and unknown asbestos-related claims as at 31 March 2000; and

(c)	an analysis on any significant developments in claims experience or new trends since your 1998 review.”

[23]	Ex 2, Vol 4, Tab 14.

[24]	Ex 56, p10, para. 30; Ex 57, Vol 1, pp. 39–40.

[25]	Ex 17, p11, para. 64.

[26]	Ex 56, p10, para. 31.

[27]	The scope of the instruction given to Mr Minty came into sharper focus in June 2000 when a degree of tension developed between Mr Minty and JHIL management (Mr Shafron, Mr Macdonald and Mr Attrill) regarding Trowbridge’s request for an indemnity when the draft Trowbridge Report was to be given to insurers for the purpose of insurance defeasance. See, for example, Ex 50, Tab 11, p. 106–107.

[28]	Ex 57, Vol 1, p. 39. Mr Shafron did not recall being ‘let down’ by the preliminary estimate not being available for the JHIL Board Meeting in April 2000. Shafron, T 1754.30–49.

[29]	Ex 50, Tab 2, p. 8.

Reasons for the Report

15.19 Mr Shafron sought to characterise the request to Trowbridge for an updated report in March 2000 as part of a “pattern” to obtain an actuarial valuation of the “prospective asbestos related liabilities” of Coy and Jsekarb every two years.30 It is more likely that the initial motivation for, and timing of the request was related to the commercial objectives of separation underlying Project Green together with the proposed introduction of ED88 in December 2000.31 By February 200032 Mr Shafron and other members of JHIL’s corporate management were also aware of the proposed introduction.33 Further, as early as 14 December 1999, Mr Shafron had sent an email to Mr Macdonald reporting on the “Allens” view of the legal aspects of separation.34 Mr Shafron noted that “going forward” they (Allens), amongst other things, would:

“get Trowbridge in the slot to be able to produce a report as close to YEM00 as possible.”[35]

15.20 The timing of the request to Trowbridge is also consistent with other initiatives being undertaken at that time by Mr Shafron in the context of Project Green. Thus on 8 March 2000 Mr Shafron forwarded to Mr Martin and Mr Peter Cameron at Allens a “rough note”36. The subject heading was “Green/Asbestos”.

The note had been prepared by Mr Shafron with the assistance of Mr Sweetman of UBS Warburg with the title “Project Green Contingent Liabilities”, and in the text of

[30]	Ex 17, p.11, paras 63–64.

[31]	Ex 121, p. 22, para. 140. If adopted, ED88 would have required provisions to be established in JHIL’s financial accounts for the contingent liabilities of controlled entities: Ex 121, p. 22, paras 140–141.

[32]	Ex 17, p. 14, para 78. For his part, Mr Macdonald acknowledged that he was aware of ED88 “from at least August 2000”: Ex 148, p. 3–4, para. 11. It would be surprising if Mr Macdonald was not also aware of the ED88 issues in February 2000.

[33]	See Mr McClintock of PwC’s email of 4 November 1999 and attached letter dated 5 November 1999: Ex 61, Vol 4,Tab 5, pp. 18–33. The advice eventually given to the JHIL Board in August 2000 was:

“(a)	ED88 was expected to be promulgated as a mandatory Australian Accounting Standard in December 2000;

(b)	JHIL would be likely to have to comply with ED88 in the preparation of its accounts for the year ended 31 March 2002;

(c)	the then existing provision for asbestos claims in JHIL’s consolidated accounts was approximately $43 million;

(d)	if implemented, ED88 would require JHIL to include a provision of $263 million (that amount being the latest Trowbridge estimate of the present value of Amaca (Coy’s) and Amaba’s (Jsekarb’s) asbestos liabilities, less the present value of amounts to be received from QBE under a settlement).” Ex 148, p. 4, para. 11.

[34]	Namely, the views of Mr Martin and Mr Peter Cameron, both Allens partners at the time.

[35]	Ex 61, Vol 4, Tab 11, p. 99.

[36]	Ex 224, Vol 1, Tab 7, pp. 49–53.

his covering email Mr Shafron requested “... concrete advice behind the alternatives discussed in time for the April Board...”.

15.21 During the first half of 2000, as part of Project Green, JHIL’s senior management and advisors were also actively considering a “share swap and buy back proposal”. Mr Shafron noted:

“One question, if that proposal proceeded, would be the level of funds which could be left in JHIL and whether the report by Trowbridge could be released publicly to support, in a public debate, any amount chosen”.[37]

On that approach an actuarial estimate which was up to date would seem essential to a proper consideration of key issues traversed in the paper.[38] Mr Shafron “...also had in mind that JHIL might use the work done by Mr Minty to explore the possibility of purchasing insurance against the risk of future claims exceeding certain amounts.”[39]

15.22 Reinsurance or insurance defeasance of asbestos related liabilities had been raised in the context of Project Scully40 and Mr Shafron re-canvassed this issue in the paper he presented to the JHIL Board Meeting in February 2000.41 Reinsurance was also identified by him as one of the “Takeout Options” in a paper he presented to the JHIL Board Meeting in April 2000.42

[37]	Ex 17, para. 70, p. 12.

[38]	See, for example, “D. Combination of reinsurance and separation/trust”, Ex 224, Vol 1, Tab 7, p. 52.

[39]	Ex 17, p.11, para. 65.

[40]	Ex 61, Vol 4, Tab 9, pp. 63–65.

[41]	Ex 22, p. 13–14.

[42]	Ex 23, Section 4.2. Mr Shafron subsequently engaged Jardine Lloyd Thompson to contact insurers and ascertain whether an insurance option could remove future asbestos costs from the JHIL group. The potential use of the Trowbridge Report for such purposes was not raised with Mr Minty until June 2000 when Mr Shafron instructed Mr Attrill to “appraise Trowbridge that we intend to give the report to brokers and insurers”. Ex 57, Vol 1, p. 144; T 946.7–20; Ex 50, p. 4, para. 25.

Additional Information Provided to Trowbridge

15.23 In the period 16 March 2000 to 12 April 2000 Mr Attrill forwarded various data, records and accounting information to Trowbridge in accordance with Mr Minty’s requests.43 He provided written and oral briefings to Mr Minty in relation to US Claims, wharf claims,44 developments in New Zealand45 and the Dust Diseases Board reimbursement scheme46 and the possibility of heads of damages expanding.47 In addition, Mr Attrill arranged an oral briefing for Mr Minty by Mr Russel Adams, a partner at Phillips Fox, one of the panel of solicitors servicing JHIL’s asbestos litigation.48

15.24 Two comments may be made in relation to the provision of further data and the briefings. First, Mr Attrill was able to service Trowbridge’s requests within a relatively short period. Secondly, the nature of the information provided was consistent with increasing cost of claims and increasing claims numbers.49

Initial Estimate and Reaction

15.25 On 13 April 2000 Mr Minty advised Mr Shafron by email that Trowbridge’s “first draft” conclusion was that the discounted present value of liability “lies between AUD300 and AUD350 million at 31 March 2000, compared to our estimate of $254 million at March 1998.”50 Mr Minty identified “major drivers” for the change as being:

“a 10% to 15% increase in the average size of m-claims [mesothelioma] due to the impact of new heads of damage...

[43]	Ex 56, pp. 10–11, paras 34–39.

[44]	The impact of Crimmins v Stevedoring Industry Finance Committee (1999) 200 CLR. 1.

[45]	Possible liability to remediate contaminated land in New Zealand and adverse change in the national accident compensation system which would reinstate the right to sue for work related injuries.

[46]	Mr Attrill considered that DDB reimbursement was likely to become an issue, and Mr Adams, a partner at Phillips Fox, anticipated significant litigation with regard to how “DDB recovery can be calculated in settlement”. Ex 57, Vol 1, p. 99.

[47]	Ex 56, p. 11, para. 37.

[48]	Ex 56, p. 11, para. 38. See also Mr Attrill’s notes of 6 April 2000, Ex 57, Vol 1, pp. 97–99.

[49]	See, for example, Review of James Hardie’s Asbestos-Related Liabilities, 5 April 2000, Ex 57, Vol 1, pp. 93 – 96; Mr Attrill’s file note of 16 April 2000.

[50]	Ex 57, Vol 1, p. 101.

allowance for higher net cost of cross-claims against the company...

$8 million liability for around 300 w-claims [waterside workers]”

15.26 On receiving the estimate on 14 April 2000, Mr Shafron emailed Mr Attrill: “Wow. That’s much more than I was expecting.”51 Mr Shafron promptly advised Mr Macdonald and Mr Morley of this estimate.52

15.27 Completion of the Trowbridge report was seen as a high priority by both Mr Shafron and Mr Macdonald, the latter describing the priority as follows53:

“As we discussed, the next step will be to work through the whole thing thoroughly and test all the assumptions to make sure we think the basis is fair.

When do you think we might be able to get a final report in a fully reviewed and agreed state? (We really do need to have it well before the May Board meeting so that our resolution discussions can have as much certainty as possible).”

15.28 On 16 April 2000 Mr Shafron instructed Mr Attrill to “stay close to Minty”.54 Although not attributing fault to anyone, Mr Shafron expressed his disappointment with the estimate being $100m or 40per cent more than the increase he had expected. He informed Mr Attrill that he was “appalled” the number was so high and instructed him to “test” Mr Minty’s logic in relation to the estimate. Mr Attrill’s understanding of Mr Shafron’s reaction at that time was that Mr Shafron was concerned to keep the numbers down because a low number would advance the prospects of a restructuring.55 Pursuant to Mr Shafron’s request, Mr Attrill telephoned Mr Minty on 18 April 200056 and was advised by Mr Minty that the figure “may end up at 310 million”.57 Mr Minty acknowledged that he had built a safety margin into the original estimate.58 Mr Attrill subsequently informed Mr Shafron that Mr Minty expected the figure to be in the “$300–310m range”.59

[51]	Ex 57, Vol 1, p. 101; see also Ex 17, para. 66.

[52]	Ex 57, Vol 1, p. 111.

[53]	Ex 57, Vol 1, p. 103.

[54]	Ex 57, Vol 1, p. 106.

[55]	T 932.43–933.27.

[56]	Ex 56, pp. 11–12, para. 41.

[57]	Ex 57, Vol 1, p. 103; T 933.36–43.

[58]	Ex 57, Vol 1, p. 106.

[59]	Ex 57, Vol 1, p. 106.

15.29 Although Mr Attrill expected the estimate to increase due to “the wharf claims and JHL’s increasing settlement share”, he too had not expected the extent of the increase.60 Mr Shafron, in an email dated 20 April 2000, responding to Mr Attrill’s email of 17 April 2000 advising that the final figure for the estimate would be in the $300–310m range, commented61:

“Thanks Wayne – still not a great story. If it went up 25% over the last 2 years, why wouldn’t it go up 25% over the next 2 years, so the argument could go.”

15.30 Mr Attrill agreed that this was “definitely” a problem and noted that “JH’s investment with Allens’ working up the test cases” had not yielded dividends in the form of lower settlements.62 He also observed that:

“The Legislature intervened to nullify some of our key advances, the plaintiffs’ lawyers improved their own performance, and the courts did their bit by expanding and increasing the level of damages, (a quite common, but unhelpful, feature of the tort system) as well as our share of them. What we have told QBE[63] – that the litigation always gets worse – is quite correct. And, unfortunately, there is more potential downside in the system yet.

Part of the problem is that Trowbridge do not cost the liabilities on an insurance basis – i.e. allow a contingency for potential adverse developments. So when a new wave of claims hits, like the wharf claims, they have no choice but to increase their number. The higher estimate may also be due to better quality input data from us.”[64]

15.31 Further data was provided to Trowbridge during the following period.65 Mr Attrill also met with Mr Minty and Mr Marshall66 on 4 May 2000 for the purpose of obtaining an explanation of “... the status of, and assumptions underlying, the report being prepared by”67 Trowbridge.68 Mr Minty and Mr Marshall informed Mr Attrill that:

“(a) an increase in claim numbers, especially mesothelioma claims, had led to the increase in the projected liabilities compared to the report to 31 March 1998;

[60]	Ex 57, Vol 1, p. 106.

[61]	Ex 57, Vol 1, p. 109–110.

[62]	Ex 57, Vol 1, p. 109.

[63]	JHIL was in negotiation with QBE in relation to disputed insurance cover for asbestos liabilities for various periods.

[64]	Ex 57, Vol 1, p. 109.

[65]	Ex 57, Vol 1, p. 113.

[66]	Mr Marshall was an actuary at Trowbridge assisting Mr Minty.

[67]	Ex 56, p. 12, para. 45.

[68]	Mr Attrill’s notes of the meeting are reproduced in Ex 57, Vol 1, p. 115–188.

(b)	they had extended the time during which James Hardie could expect to receive mesothelioma claims from 2021 to 2025;

(c)	their feeling was that the number of new mesothelioma claims had, however, stabilised and would drop off over the next five years;

(d)	they accepted that our legal costs had fallen since the 1998 report, but noted that this had to be offset against an increase in average settlement payments;

(e)	the Andrews and Atkins study (which for some time had formed the basis of modelling the emergence of asbestos related disease in Australia) was to be reviewed by Trowbridge and a new study was to be produced for presentation at a seminar in November; and

(f)	the projected liabilities were $284.5 million plus $10 million for wharf claims.”[69]

15.32 Mr Attrill advised Mr Shafron of the results of the meeting by email dated 4 May 2000.70 Mr Attrill noted “I went through the individual figures Trowbridge propose to use in their model, and they appeared reasonable to me based on my experience with the claims.”

Drafting Process

15.33 Mr Marshall of Trowbridge forwarded the first draft of a Management Summary to form part of the report to Mr Attrill by facsimile on 9 May 2000.71 After Mr Attrill clarified GST and other issues with Mr Marshall, a revised draft “Management Summary” was emailed by Mr Marshall to Mr Attrill on 10 May 2000.72 A process then commenced of further developing the draft Trowbridge Report.73 According to Mr Attrill that process proceeded in the following manner:

“(a)	I would provide copies of the draft Trowbridge reports to Peter Shafron who would provide his comments on the drafts. On occasion I would also comment;

(b)	I would then pass on Mr Shafron’s comments (and, where relevant, my comments) to Trowbridge and further drafts would be prepared;

[69]	Ex 56, pp. 12–13, para. 46.

[70]	Ex 57, Vol 1, p. 120.

[71]	Ex 57, Vol 1, pp. 121–130.

[72]	Ex 57, Vol 1, pp. 133–143.

[73]	Various iterations of the draft report together with associated emails, faxes, notes of meetings and telephone conversations involving Mr Attrill, Mr Shafron and Trowbridge are to be found in Ex 57, Vols 1 and 2, pp. 145 – 751.

(c)	During the course of the process I received a telephone call from Peter Shafron on 1 June 2000 during which he essentially explained to me his requirements for the Trowbridge report. His requirements were that he wanted:

(i)	the report kept in draft;

(ii)	the report to be amended to provide more certainty;

(iii)	to maintain privilege and confidentiality over the report and to that end he wanted the report to be prepared for the asbestos litigation partner at Allens (Roy Williams);

(iv)	the report was to stand alone and not refer to earlier reports;

(v)	me to notify Trowbridge that the report was intended to be provided to brokers and insurers.”[74]

15.34 Mr Shafron was insistent that the report not be provided in final form as evidenced by his request to Mr Attrill on 12 May 2000, “Don’t let them go final whatever you do”.75

15.35 The first full draft of the report was dated 16 May 2000.76 The projected potential expense for both known and potential asbestos-related claims as at 31 March 2000 was $294m.77 The amount was described as the “discounted present value of payments projected to arise in all future years” and represented the Trowbridge projection “of the most likely outcome of the cost of settlement of claims based on current legislative and judicial trends and ignoring the potential for new sources of exposure to emerge.”78

15.36 Mr Shafron, through Mr Attrill, sought to exercise very great influence over the contents of Trowbridge’s report. His views are recorded in Mr Attrill’s note of the telephone conversation with Mr Shafron on 1 June 2000.79 These views were then reinforced by Mr Shafron in a facsimile forwarding a copy of the first five sections of the draft report, with manuscript comments and amendments, to Mr

[74]	Ex 56, pp. 14–15, para. 54. See also Mr Attrill’s File Note of the telephone conversation with Mr Shafron, Ex 57, Vol 1, p. 144.

[75]	Ex 57, Vol 1, p. 150.

[76]	With a footer “<DRAFT> Tues 16 May 2000 2:16 pm”. Ex 57, Vol 1, pp. 152–258.

[77]	Ex 57, Vol 1, p. 160.

[78]	Ex 57, Vol 1, p. 161.

[79]	Ex 57, Vol 1, p. 144.

Attrill on 1 June 2000.80 Mr Shafron’s “main points”, noted on the cover page of the facsimile, were:

“ 1.	no ref. (reference) to previous review

2.	draft/privileged everywhere

3.	Roy Williams the recipient

4.	Tone down speculative risks”[81].

15.37 Mr Shafron’s manuscript comments indicate that he required that the words “Draft ”82 and “confidential and legally privileged prepared for purposes of litigation” be included in the “footer” on each page of the report.83 The commentary and heading “Developments Since Our Previous Review” were deleted.84 Comments which emphasised the uncertainty of estimates were to be softened.85 A reference to ED88 was deleted, as was a reference to the fact that the estimate had increased by $40m since the last review,86 and also the fact that the number of mesothelioma cases was higher than the previous review. The word “considerably” was deleted from the phrase “future experience could vary considerably from our estimates”.87 The sentence “Wide variations are normal and are to be expected” was deleted.88

15.38 Mr Shafron, an obviously intelligent man, was clearly very familiar with the issues raised in the draft report and understood the report’s limitations. The amendments sought by him, to a significant extent, were incorporated in the final Trowbridge draft.

15.39 The use of Trowbridge’s report for the purpose of obtaining insurance defeasance for Coy and Jsekarb’s asbestos-related liability became relevant in late May 2000 during a teleconference involving Mr Shafron, Mr Morley, Mr Attrill, and

[80]	Ex 57, Vol 1, pp. 229–255.

[81]	Ex 57, Vol 1, p. 229.

[82]	Mr Shafron’s view was that by keeping the report in draft somehow “helped to protect against the adverse consequences of loss of confidentiality”. Ex 17, p. 13, para. 75.

[83]	Ex 57, Vol 1, p. 230.

[84]	See also T 942.49–943.3.

[85]	Ex 57, Vol 1, p. 233–4. Although this is to some extent at odds with Mr Shafron’s later request for more certainty in the context of using the draft report for insurance defeasance purposes.

[86]	Ex 57, Vol 1, p. 237.

[87]	Ex 57, Vol 1, p. 239.

[88]	Ex 57, Vol 1, p. 239.

Ms James, a London based representative of JHIL’s insurance brokers, Jardine Lloyd Thompson.89 Mr Attrill’s notes of the conversation record Mr Shafron saying that his “CEO” wished to proceed with “deliberate speed” and that the draft actuarial report would be sent the following week.90 He also sought insurance cover for environmental liability.91 Mr Minty was informed of the proposed use of the report by Mr Attrill on 2 June 2000.92

15.40 The final version of the 2000 Trowbridge Report was dated 16 June 2000.93 It is the version which incorporates a disclaimer concerning use of the report by “insurance houses or insurers”. It was unsigned, and still marked “Draft”, but was, for practical purposes a final report, and that was understood by Mr Shafron.94

Structure of the Report

15.41 The Report’s pattern is generally consistent with that of the 1998 Trowbridge Report. Part I is a “Management Summary”. Part II sets out the detailed analysis. An introductory chapter describes the retainer, the background to James Hardie’s exposure, the categories of claims (general liability and workers compensation)95 and the scope of the review. Chapter 2 describes the approach to the “valuation”, that is the methodology employed in broad outline. Chapter 3 describes the information on which the review was based (primarily, James Hardie’s individual claims register and the relevant accounting data base). Trowbridge concluded that the quality of the data supplied by James Hardie was reasonably good, and that their results were not materially affected by the discrepancies that were observed.96

15.42 Chapters 4 to 8 examine the various elements of the measurement of exposure, in five categories:

[89]	Ex 61, Vol 4, Tab 12, p. 100; see also T 1163.40–1164.10.

[90]	Mr Shafron remained concerned to maintain privilege.

[91]	Ex 61, Vol 4, Tab 12, at 101.

[92]	Ex 57, Vol 1, p. 229.

[93]	Ex 2, Vol 4, Tab 14.

[94]	Shafron, T 1728.46–1729.2.

[95]	“Workers Compensation” in this context refers to claims by former employees, not simply claims for statutory workers compensation.

[96]	Ex 2, Vol 4, Tab 14, p. 861.

Ch 4: Numbers of general liability mesothelioma claims.

Ch 5: Numbers of general liability non-mesothelioma claims.

Ch 6: Cost of settling general liability claims.

Ch 7: Insurance recoveries for general liability claims.

Ch 8: Cost of workers compensation claims.

15.43 Chapter 9 summarises the results of the analysis as follows:

Table 2 – Projection of Potential Exposure for both Known and Potential Asbestos-Related Claims at 31 March 2000

	$m	$m
General liability claims
- arising from mesothelioma	190
- arising from other asbestos-related diseases	49
- legal costs incurred by James Hardie[1]	73	312

Workers’ compensation claims		7
Additional claims involving waterside workers		10
Amounts recoverable from insurers		(35)

		294

[1]	These amounts exclude legal payments already made for unsettled claims. 97”

15.44 It then goes on to describe a series of sensitivity analyses, 98 the results of which are presented in Table 9.4:

Table 9.4 – Results of Sensitivity Analysis

			Change from	Differences
		Estimate	Base	from Base
Scenario		$m	$m	%
Base Case		294
1.	High Claim Numbers	420	126	43
2.	Low Claim Numbers	167	(126)	(43)
3.	Change in Meso ‘peak ’	264	(30)	(10)
4.	High Average Claim Size	337	43	15
5.	High Claim Inflation	424	130	44
6.	Higher Legal Costs	328	34	12
7.	Low Discount Rate	344	51	17
8.	High Discount Rate	229	(64)	(22)
9.	No Discounting	559	266	90

Trowbridge said in relation to Table 9.4 that the degree of variation gave “some indication of the limited knowledge and history of asbestos-related claims and the uncertainty that exists in respect of the potential impact of their emergence on Hardies’ exposure.99”

[97]	Ex 2, Vol 4, p. 886.

[98]	Ex 2, Vol 4, pp. 888–9.

[99]	Ex 2, Vol 4, p. 892.

15.45 Chapter 10 deals briefly with the limitations of the report, and Part III is a series of Appendices settings set out in more detail the data and analysis reported on in Chapter 2.

Methodology

15.46 Mr Whitehead, an actuary retained to assist the Commission, summarised the Trowbridge methodology as involving the following steps (for each of the mesothelioma claims and the other claims):

“ •	based on Australia-wide data, a model of the expected emergence pattern of the number of future asbestos related disease cases diagnosed is selected. Trowbridge refers to the number of asbestos related disease cases as the number of “events”, since it is the incidence of an asbestos related disease that give rise to the possibility of one or more claims being made;

•	the historical JHG claims reported experience is analysed to derive an assumed base number of reported claims for the current experience period;

•	the assumed reporting pattern is applied to the assumed base number of claims to project the expected number of claims that will be reported in each future year;

•	after allowing for the delay between reporting and settling claims, the number of claims expected to be settled in each future year is calculated. This calculation includes the settlement of pending claims that had been reported before the valuation date but which remained unsettled at that time;

•	multiplying the expected number of claims settled in each future year by the assumed average claims cost produces the estimated claim payments for each future year, measured in current dollars. Similarly, multiplying by the assumed average legal expense per claim provides an estimate of the legal expenses in each future year in current values;

•	the current value cash flows are converted to nominal cash flows by increasing the projected payments for assumed future claims and legal expense inflation;

•	the nominal projected cash flows are discounted to produce estimates of the present value of the projected future claim and legal expense payments. This is the estimated liability.”100

100	Ex 251, para. 4.3.3.

15.47 He also noted an important difference between the methodology adopted in the 1998 and 2000, (and February 2001) Trowbridge Reports and that adopted in 1996 and post-separation reports. In 1998 and 2000 the second step identified above was broken into two:

“ •	An event (a disease case) can give rise to more than one claim. Trowbridge analysed the JHG claim database to determine the number of events underlying the reported claims. They then applied the assumed event emergence pattern to a selected base number of events to project the number of events expected to occur during each future report year;

•	They then introduced a new parameter that is intended to convert the number of events to the number of claims. Having analysed the ratio of claims to events in the database, they determined an appropriate value to scale the projected number of JHG events up to the projected number of JHG claims.”101

15.48 In the 2000 Trowbridge Report the critical data as to this aspect was set out in Table 4.2.

“Table 4.2 – Comparison of Events and Claims

Report Year	Events	Claims	Claims per Event
Earlier	67	72	1.07
1991/92	25	29	1.16
1992/93	38	45	1.18
1993/94	51	59	1.16
1994/95	68	78	1.15
1995/96	62	75	1.21
1996/97	63	79	1.25
1997/98	73	101	1.38
1998/99	78	102	1.31
1999/00	85	90	1.06

Total	610	730	1.20	102”

15.49 The first step in the methodology is the adoption of models for the expected emergence of asbestos-related diseases. It is not in dispute that the most important is the model for mesothelioma. Trowbridge said they paid particular regard to the Atkins, Smith and Watson presentation to the Institute of Actuaries 6th Accident

101	Ex 251, para. 4.3.6

102	Ex 2, Vol 4, Tab 14, p. 864

Compensation Seminar in December 1996.103 That paper did not advance a new model for the incidence of mesothelioma in Australia. Rather, it referred back to the “low” and “high” models described by Andrews and Atkins in their 1993 paper,104 and expressed the view that the “high” model was more appropriate than the “low”. The “high” model (without the derivation being explained, as Mr Whitehead observed105) predicted a peak incidence of mesothelioma in Australia in 2001 declining to nil in 2021.

15.50 Mr Minty explained in his evidence that the 2000 Trowbridge Report did not simply adopt the Andrews and Atkins “high” model; rather the peak was extended so as to plateau for five years, to 2006.106

15.51 In the result, Trowbridge’s projection of James Hardie mesothelioma claims was as follows:

103 Ex 2, Vol 3, Tab 13, pp. 777–8036

104 See Ex 2, Vol 3, Tab 12, pp. 640–664 and esp 663.

105 Ex 251, para. 4.4.17

106 Minty, Ex 257, para. 9 – although query whether the reference to “Low” in the first line is correct.

107 Ex 2, Vol 4, Tab 14, p. 865.

15.52 It will be observed that mesothelioma claims were thought to have plateaued in 2000. Trowbridge also expressed the view that James Hardie mesothelioma events had levelled.108

15.53 Two other aspects of the Trowbridge report require elaboration. The first is the use of “nil claims”. This became the cause of some confusion during the course of the Inquiry, but the explanation seems to be as follows. The James Hardie claims database recorded cross-claims by other defendants against James Hardies as separate claims. When such a claim was resolved by a payment by James Hardie to the plaintiff, however, the database recorded that payment only in respect of the claim brought by the plaintiff, and the cross-claim was recorded as settled without contribution by James Hardie.109 But it was not possible to ignore these claims completely as they involved some legal costs.110 Further, the model used by Trowbridge projected claim numbers, and these would include nil claims.

15.54 It followed that projected claim costs had to be adjusted for the proportion of nil claims likely to be included in the total. Accordingly, the assumed average non-nil mesothelioma claim cost (before legal costs and insurance recoveries) of $180,000 had to be reduced by the anticipated percentage (25 per cent) of claims that would be nil claims, producing an average claim cost (nil and non-nil) of $135,000.111

15.55 The second aspect of their valuation which needs mention is the derivation of the estimated non-nil claim costs of $180,000. Trowbridge selected a number considerably higher than the average of claim costs over the previous ten years ($139,000),112 but not materially different from the average cost in the last complete year ($177,000). The estimate cannot easily be reconciled, however, with James Hardie’s internal discussions of its claim costs. Mr Attrill’s figures suggested average costs in YEM 2000 of $228,000, not $177,000.113 On the other hand,

108	Ex 2, Vol 4, p. 864.

109	Minty, Ex 257, para. 34; T 3271.12–3273.24.

110	Ex 2, Vol 4, pp. 878–9. Non-nil mesothelioma costs were estimated at $40,000. All claim mesothelioma costs were estimated at $15,000.

111	Ex 2, Vol 4, pp. 875–6; Minty, Ex 257, paras 26 to 38.

112	Ex 2, Vol 4, p. 875.

113	Ex 63 at p. 13.

Ms Burtmanis’ summary of the YEM 2000 results indicates an average mesothelioma pay out of $168,398.00.114

15.56 It is not necessary, fortunately, to reconcile these figures. The James Hardie data and the Trowbridge analysis were independently reviewed by Mr Whitehead and Mr Wilkinson for the purposes of the Inquiry. Neither suggested that Trowbridge’s estimate did not reflect the data.115 Mr Wilkinson’s ultimate projection was only marginally higher ($185,000).116

Key Assumptions and Conclusions

15.57 The key assumptions and conclusions of the 2000 Trowbridge Report may be summarised as follows:

Number of current and projected mesothelioma claims	1,638
Average non-nil mesothelioma claim costs	$180,000
Proportion of nil mesothelioma claims	25%
Average non-nil mesothelioma claims legal costs	$40,000
Average nil mesothelioma claim legal costs	$15,000
Inflation	4%
Super-Imposed Inflation	nil
Gross liability, net of Insurance	$557,000,000
NPV, discounted at 7% (including $10m for wharf claims)	$294,000,000

15.58 This estimate was described as Trowbridge’s “most likely” estimate of the ultimate cost to Hardies.117 The explanation of this expression was somewhat less than illuminating:

“In principle, all our assumptions have been selected to yield estimates which are not intentionally above or below the ultimate cost of Hardie’s asbestos-related exposure within the scope defined, although as noted earlier there is considerable potential for future experience to differ from our assumptions.”118

114	Ex 65.

115	Whitehead, Ex 251, section 4.5; Wilkinson, Ex 252, pp. 42–44.

116	Ex 252, pp. 54–5.

117	Ex 2, Vol 4, Tab 14, p. 888.

118	Ex 2, Vol 4, Tab 14, p. 888.

15.59 What it did not make clear was that the estimate was “most likely” in a particular sense. In fact it was a “median” or “central” estimate, i.e. an estimate that falls centrally in the range of possible outcomes, so that half the possible outcomes are higher, and half lower. This meant that a fund set at the level of the “most likely” estimate would have only a 50/50 chance of paying all claims.119

Qualifications

15.60 Part 1 of the 2000 Trowbridge Report emphasised its limitations. The estimates only covered areas of exposure that were “well established”.120 This meant that claims originating outside Australia, claims relating to non-disabling conditions, stress or psychological trauma, and environmental, property or land remediation, or similar “clean up” claims were not considered.121 It was assumed that there would be a continuation of the current legal environment, and therefore a continuation of the current basis of compensation for lung cancer and asbestosis cases and the current real quantum of damages.122 It was assumed that there would be no major landmark or precedent setting cases which would materially change the pattern of claims or average settlements.123 The uncertainty of the projections was emphasised:

“It should be noted that of their very nature our estimates are subject to considerable uncertainty and significant deviations from our estimates are to be expected. While there is uncertainty with any projection of future claim experience, this uncertainty is heightened in the case of asbestos-related claims because:

•	the projections are based on epidemiological work which itself is subject to great uncertainty (as evidenced by the range of professional opinions held by medical and other experts)

•	the behaviour of potential claimants (including their propensity to claim) is uncertain

•	the potential exposure will be heavily influenced by the outcome of court decisions and legislative processes that are impossible to predict. Such

119	Marshall, T 915.29–38; Minty, T 821.10–17; Wilkinson, T 3383.28–47.

120	Ex 2, Vol 4, Tab 14, p. 842.

121	Ex 2, Vol 4, Tab 14, pp. 842–3, 851–2.

122	Ex 2, Vol 4, Tab 14, p. 843.

123	Ex 2, Vol 4, Tab 14, p. 853.

decisions may impact the tendency for people to pursue claims as well as affecting the quantum of damages awarded in particular circumstances.”124

15.61 In its original form Section 10 of Part 2 of the Report was a detailed discussion of areas of potential exposure not encompassed by Trowbridge’s assessment.125 This discussion was omitted by Trowbridge from the “final” report at the request of Mr Shafron.126 I discuss this further below.

Mr Shafron’s approach to the 2000 Trowbridge Report

15.62 It is perhaps understandable, in the context of insurance defeasance, that Mr Shafron sought a report which conveyed “more certainty”127 but more difficult to justify an approach whereby he instructed Mr Attrill to “tone down the speculative risks128” and remove the reference to “wide variations” being normal.129

15.63 Mr Shafron’s responses in cross-examination to questions going to the issue of good faith and a duty of disclosure to prospective insurers suggested to me that he had been endeavouring to avoid making full disclosure.130 Whilst he acknowledged in cross examination that he knew about “the duty of full disclosure” to insurers,131 he attempted to justify any failure to discharge such a duty by recourse to the need to maintain confidentiality.132 He was aware that “in view of the very short timescale an insurer may choose to rely on your actuary’s numbers in order to provide a price”.133 This approach, in my view, reflects poorly on a senior office holder of a publicly listed company.

15.64 Mr Attrill carried out Mr Shafron’s direction to ensure that Mr Williams of Allen Allen & Hemsley was to be the source of instruction for Trowbridge in

124	Ex 2, Vol 4, Tab 14, pp. 843–4. As indicated earlier, the topic of uncertainty was referred to again in the discussion of the sensitivity of the results.

125	Ex 57, Vol 2, pp. 321–324.

126	Ex 57, Vol 2, p. 332, 336.

127	Ex 57, Vol 1, p. 144.

128	Ex 57, Vol 1, p. 229

129	Ex 57, Vol 1, p. 239.

130	Shafron, T 1735.34–1736.7.

131	Shafron, T 1770.41–1771.2.

132	Shafron, T 1735.34–1736.7.

133	Ex 57, Vol 2, p. 337.

continuing the preparation of the report.134 Mr Attrill also informed Mr Williams that “he may be called upon to advise on some of the “emerging areas” (such as land remediation) so as to tighten up Minty’s instructions and reduce the uncertainty in the report”.135 Mr Williams proceeded to fax a letter of instruction to Trowbridge.136 In the light of the proposed use of the report, the claim for legal professional privilege did not appear to be soundly based.137

15.65 Various aspects of the changes to the draft report sought by Mr Shafron raise issues as to his motivation and candour. His endeavours to remove all references to previous Trowbridge Reports, no doubt to avoid identification of possible trends, do not appear to be appropriate (or in the circumstances, perhaps even achievable).138 Mr Shafron’s desire to achieve certainty139 in the context of insurance did not sit well with his internal memorandum to Mr Macdonald dated 11 October 2000. In that memorandum his reasons for not disclosing the estimate contained in the 2000 Trowbridge Report to the ASX included:

“4. The Trowbridge work is very uncertain. It is based on very imperfect epidemiological models and very uncertain predictions of future claim numbers and claim costs. On the basis of its sensitivity analysis the liability could be up to $384M higher or $220 (sic) lower (at net present values). (The sensitivity analysis that was used in the draft report is not based on any particular level of probability.)”140

15.66 Mr Shafron also obtained Trowbridge’s agreement to deletion of Section 10 of the draft which had been headed “Other Elements of Potential Exposure”141 because its contents were “too speculative”. The elements included:

“ •	the possible reversal of the generally accepted condition that evidence of asbestosis is required before lung cancer will be attributable (at least in part) to asbestos exposure

•	non-disabling diseases, such as pleural plaques

134	Ex 57, Vol 2, p. 326.

135	Ex 57, Vol 2, p. 256.

136	Ex 50, Tab 8, pp. 22–23.

137	See, for example, Mr Attrill’s concessions as to the purpose of the report, T 942.17–47.

138	Attrill, T 948.30–58.

139	Ex 57, Vol 1, p. 144.

140	Ex 189, Vol 1, p. 3.

141	Ex 57, Vol 2, p. 307.

•	claims arising from mental anguish associated with asbestos exposure and/or disease

•	cross claims by Hardies

•	environmental, land remediation or clean-up claims

•	general emergence of new sources of claim not currently represented in the Hardies database

•	claims arising outside of Australia and New Zealand”142

15.67 Although Mr Minty agreed to “take out” Section 10, he informed Mr Attrill that the report would still indicate that there were areas of uncertainty.143

15.68 Mr Shafron wanted the ultimate maximum sensitivity figures to be below $400m.144 He explained his approach in seeking to change the draft report in the following terms:

“You know I didn’t really have anything in mind other than I knew this report was going to be sent to some third parties, and I wanted to test it by reference to a number of things including, you know, what if it became public, and so I was making some rather broad brush and I would say even rapid comments in relation to this to improve the look of it in the event that it did become public, and so the reason it escaped me now when I saw the sensitivity analysis, I thought it wasn’t, you know, based on anything – there didn’t seem to be any logic behind it so it seemed to me that a cosmetic change that I could make which I suggested was let’s keep this under 400. I believe there was no more to it than that.”145

15.69 The assertion that the changes sought were “cosmetic” does not accord with Mr Minty’s response in relation to the sensitivity analysis. Mr Attrill’s recollection was that Trowbridge considered the sensitivity analysis to be “an integral part of their report”.146 To that end Trowbridge persisted in refusing to change Scenario 5 in the Table setting out Sensitivity Analysis for Alternate Scenarios.147 Mr Shafron continued with his endeavours to seek deletion of the sensitivity analysis. Mr Shafron accepted in cross-examination that he did not want Mr Minty to know that

142	Ex 57, Vol 2, pp. 307–309. These “elements” had been explicitly raised by Allens and commented on the ‘Project Chelsea’ review prepared by Mr Roy Williams of Allens. Environmental, land remediation and cleanup claims were not treated as “speculative” in the Asbestos Liabilities Management Plan. YEM01–YEM03: Ex 57, Vol 1, pp. 14–16

143	Ex 57, Vol 2, p. 336.

144	Shafron, T 1411.32–40.

145	Shafron, T 1414.14–26.

146	Attrill, T 960.12–17.

147	Attrill, T 963.6–29.

he had an agenda in relation to the amendments.148 Mr Shafron considered the “exercise” in relation to the sensitivity analysis was “arbitrary”.149

15.70 The issue of the sensitivity analysis continued unresolved and the analysis remained in the report.150 Mr Shafron instructed Mr Attrill that the Trowbridge report was to remain in draft form.151 As I have earlier noted the draft June 2000 report was for all practical purposes completed although not signed. An admission to this effect was made by Mr Shafron in cross-examination.152

Accuracy of the Trowbridge Estimate

15.71 Questions were raised about the accuracy of the 2000 Trowbridge Report at an early point. Mr Roy Williams, a partner at Allens closely involved with Coy and Jsekarb’s asbestos litigation, sent Mr Attrill a letter by facsimile on 23 June commenting on the Report.153 Mr William’s comments addressed a number of assumptions “which are said to have founded the draft report and certain legal issues” which occurred to him in reading the report. These included:

(a)	No allowance being made “for major landmark or precedent-setting cases”. The Trowbridge draft report assumed a continuation of the current legal environment;

(b)	No allowance for increased claims costs payable to the DDB under the “claw back” provisions of the 1998 legislation;154

(c)	No allowance for “superimposed inflation”. He considered this to be an excessively optimistic assumption, and one which ran contrary to the then current legal environment. In his view, unless a successful test case was mounted by “James Hardie” additional damage would

148	Shafron, T 1774.26–39.

149	Shafron, T 1774.41–48.

150	Minty, T 693.43–45; Attrill, T 959.52–960.26.

151	Attrill, T 964.12–21. The unresolved issues surrounding the sensitivity analysis were also given as a reason for not asking for finalisation of the draft report by Mr Williams of Allens in a letter he sent to Mr Minty on 30 January 2001 seeking a further report. Ex 50, Tab 12, pp. 110–111.

152	Shafron T 1728.46–52.

153	Ex 61, Vol 4, Tab 13, pp. 103–105.

154	Mr Attrill’s concerns with regard to the draft DDB reimbursement regulation in July 2000 are to be found in Ex 61, Vol 4, Tab 25, pp. 134–135.

be payable in most claims under the principle enunciated in Sullivan v Gordon;155

(d)	The assumptions in relation to mesothelioma claims settlements were “somewhat optimistic”;

(e)	The possibility of lung cancer claims becoming more prevalent remained of concern;

(f)	At the time he was also concerned about a successful appeal by Rolls Royce seeking indemnity from “James Hardie” in the Hay case;156

(g)	He was more optimistic than Trowbridge in relation to waterside workers’ claims;

(h)	He saw some possibility that lung cancer and mesothelioma would be established as “divisible” conditions which would result in lowering the average claims costs in mesothelioma and lung cancer matters;

(i)	The final outcome of the QBE settlement would need to be “factored in appropriately”;

(j)	The fact that “environmental, property or land remediation” or similar “clean up” claims were not taken account of was considered to be reasonable.

15.72 Mr Attrill forwarded Mr William’s comments to Mr Shafron by facsimile on 11 July 2000.157 Mr Attrill had a telephone discussion on 10 August 2000 with Mr Robb of Allens in which Mr William’s comments were discussed. He said that Mr Williams “shouldn’t be too pessimistic.”158 Mr Attrill also recalled that Mr Shafron’s view on the subject was that “... Roy was always looking on the sort of doom and gloom side”, and he would be “happy” if that view was conveyed to Allen

155	(1999) 47 NSWLR 319.

156	The matter was subsequently determined in Coy’s favour by the NSW Court of Appeal in Rolls Royce Industrial Power (Pacific) Ltd v James Hardie & Coy Pty Ltd (2001) 53 NSWLR 626.

157	Ex 75, Vol 5, Tab 54, p. 1784.

158	Ex 61, Vol 4, Tab 35, p. 184.

Allen and Hemsley.159 In cross-examination Mr Attrill conceded that most of Mr William’s comments were soundly based.160 I would add that Mr Williams, whose evidence I accept, said that he had been told by Mr Robb that on four occasions he had asked for Mr William’s comments to be given to Trowbridge to be “factored in” but had received no satisfactory answer.161

The 2000 Trowbridge Report and Public Relations

15.73 It was recognised within James Hardie that the funding aspects of restructuring required reliable actuarial information; separation would be a public process. That issue was highlighted in the advice given in conference on 18 July 2000 by Mr Gill when he said:

“The pressure point will be – if the funds prove to be inadequate, will JHNV#2 put in more money?

15.74 Mr Shafron said that the answer was “no”.162 The subsequent written advice from Mr Gill and Mr Adams dated 4 August 2000 concluded:

“Another risk with this overall strategy is that it necessarily involves the making of a public statement about the aggregate sum of money which the company considers is the value of its future liability. That may have a number of consequences, not the least of them being to excite the interest of potential Claimants and those who represent them.”163

15.75 Restructuring was also discussed by Mr Attrill with Mr Forrest QC on 25 July 2000. Mr Attrill reported to Mr Shafron, by email the same day that “Jack’s ‘gut reaction’ to the scheme is that “it sounds OK”, but that one of the key points which emerged during the discussions was:

“JH should retain an expert epidemiologist to review the basis of the Trowbridge projections. The plaintiffs will probably use Jim Leigh. We may need to counter with our own expert (WJA: Alan Rogers, Geoffrey Berry, Joe McLaughlin?)”164

159	Attrill, T 1192.6–20.

160	Attrill, T 1165.28–1169.21.

161	Ex 332, para. 20. Mr Robb is rather vague in his recollection stating that he had twice so advised Mr Shafron: Ex 61, Vol 4, Tab 13; T 2903.48–2905.22.

162	Ex 100, Vol 1, Tabs 4, 6 and 7. See also Ex 100, Tab 6.

163	Ex 61, Vol 4, Tab 31, p. 154 at 155.

164	Ex 61, Vol 4, Tab 20, p. 126; see also Ex 61, Vol 4, Tab 22, pp. 127–129.

15.76 That advice was not followed.165

15.77 Mr Shafron said that one of the questions which arose out of the share “buy back” proposal considered in the first half of 2000 as part of Project Green “would be the level of funds which could be left in JHIL and whether the report by Trowbridge could be released publicly to support, in a public debate, any amount chosen.”166 A decision was made to engage in an exercise of “reverse due diligence”. The “exercise was expected to assist JHIL’s public relations advisers determine if the report would be able to be defended in what might be a hotly contested public debate.”167

15.78 To that end Mr Ashe,168 a senior manager in JHIL’s Corporate Affairs Department, produced a document dated 8 August 2000.169 His review did not reflect favourably on the 2000 Trowbridge Report.170 It identified a number of comments arising from the stakeholders’ perspective:

“The extensive qualifications provided by Trowbridge throughout the report suggest that in relation to estimating future asbestos related liabilities reliance on the actuarial assessment provides questionable benefit. The report does not leave the reader with confidence that the amount of $294m is sufficient. In fact, one could easily be left with the impression that the amount is insufficient.”

15.79 That view was expressed to be based on:

“ •	The report is very heavily qualified – more than usual. Trowbridge notes that uncertainties associated with an actuarial assessment are heightened in the case of asbestos related claims.

•	The limited scope of the review. Although the scope includes emerging experience and developments into medical and legal arenas and all areas of potential exposure, they have effectively excluded these areas by requiring there be “sufficient data”. The Report notes “there are a considerable number of areas of potential claim development from known sources, and those yet to be recognised.” Yet, with a couple of exceptions, they were not considered due to their speculative nature.

165	Attrill, T1184.28–T1185.19.

166	Ex 17, p. 12, para. 70.

167	Ex 17, p. 12, para. 71.

168	Mr Ashe reported to Mr Baxter, JHIL’s Senior Vice President Corporate Affairs and Planning.

169	“Review of the Draft Trowbridge Report in the Context of Stakeholder Management”. Ex 75, Vol 5, Tab 53, pp. 1771–1783.

170	Appended to the report was a document in the form of a table, which itemised 50 qualifications and disclaimers in the report which, in the author’s view, required legal advice: Ex 75, Vol 5, Tab 53, pp. 1774–1783.

While this decision might be sound from an actuarial perspective, stakeholders would suggest that with a minimum of 20 years of claims left, an allowance should be made to cover the risk of claims eventuating from “the considerable number of areas of potential claim development” – particularly as there appears to be an emerging trend by the courts and Government to make suppliers like JH more accountable for their past.

•	The (what appeared to be) tendency for Trowbridge to lean on the low side in relation to key data such as number of claims and average settlement sizes.

•	The sensitivity analysis. First impression of the sensitivity analysis is that the $294m appears to be on the low side. The variation in amounts range from $169m to $559m with the average being $337m. Although averaging is unlikely to be a sound basis for considering the reasonableness of the $294m, the spread of amounts in the sensitivity analysis does leave the impression that $294m is on the low side.

•	What attracts more attention to this analysis and highlights the potential for stakeholders to use it for arguing a much higher amount, is their accompanying comment:

“This degree of variation gives some indication of the limited knowledge and history of asbestos related claims and the uncertainty that exists in respect of the potential impact of their emergence on Hardie’s exposure.”

One could easily contemplate a reader quickly making adjustments (such as the ones shown below) to argue for a larger amount:

•	If the legal and other costs were more in line with 1998 rather than 1999 – add $34m;

•	If claim numbers increased, not by 50% as per the “high claim number” projection, but say by 20% - add $50m;

•	If the average claim size increased by 20% - add $43m;

•	The required amount of $294m becomes $421m, and this doesn’t account for other risks such as potential environmental related claims.

It would appear reasonable to expect that adjustments such as the above will be argued as necessary by some stakeholders. Hence, the issue of a “buffer”, its size and our ability to convince and/or influence stakeholders will be key matters for success.

Areas of Potential Attack

Potential attack is likely to centre around three areas:

• The extensive qualifications and disclaimers placed on the report by Trowbridge. Trowbridge seems to be warning against the use of their assessment for anything other than internal matters – certainly not as the basis for calculating separation costs.

•	The failure to adequately provide for “a considerable number of areas of potential claim development” in estimating future liabilities.

•	The data and assumptions used in applying the methodology.”171

15.80 According to Mr Shafron, in the light of Mr Ashe’s analysis, “it was decided that the Trowbridge actuarial report, possibly like other actuarial reports involving long latency period events and future uncertainties, would be difficult to defend in a public debate.”172 In cross-examination Mr Shafron did not accept that it was his opinion (or indeed he had an opinion) on the issue of “defensibility” of the Report. Rather, he sought to characterise the review as “an assessment made by the PR people about defensibility”.173

15.81 In any event, a decision was made not to make the report public.174 However, the 2000 Trowbridge Report was given on “a confidential basis for various insurers”.175

Use of the Report for Insurance Purposes

15.82 Following the advice to Mr Minty that the Report was required for insurance purposes, Mr Shafron was anxious to obtain a report from JHIL’s insurance brokers Jardine Lloyd Thompson prior to the JHIL Board meeting in August 2000 containing “costed options, mechanics, and likely third parties, necessary to take out or defray its asbestos liabilities”.176 Mr Shafron advised Mr Steve Forrest of Jardine Lloyd Thompson that “we would move heaven and earth to send him a draft of Trow.”177

15.83 An issue which gave rise to tension between Mr Shafron and Mr Minty was Trowbridge’s request for an indemnity if the Report was used for any insurance purposes. On 16 June 2000 Mr Shafron emailed Mr Minty:

171	Ex 75, Vol 5, Tab 53, pp. 1772–1773.

172	Ex 17, p.13, para. 71. On 10 August 2000, in an email to Mr Attrill, Mr Shafron expressed the issue that the 2000 Trowbridge Report “is not suitable for public release”: see Ex 61, Vol 4, Tab 39.

173	Shafron, T 1722.5–21.

174	Shafron, T 1580.40–43; T 1580.49–51.

175	Shafron, T 1580.45–47.

176	Ex 57, Vol 2, p. 334.

177	Nevertheless, Mr Shafron still was intent on seeing the draft first. Ex 57, Vol 2, p. 334.

“I have just finished talking to our CEO and wanted to convey how unhappy we are with the position you have taken in demanding an indemnity in return for us being able to use your report for the purposes that I outlined to you in February.

The reason I outlined the possible use of the report (subsidiary and incidental to the main purpose of using it in our litigation strategy) in February was to flush out any special requirements that you may have. I suspect that you didn’t raise any issues then because you were still operating as Trowbridge and had not merged with Deloittes. The position you took then was consistent with your general approach to our work – nothing was too much trouble. For that I was very grateful.

The position you have now taken is a surprise and likely in breach of your original contract of engagement where no such requirement was discussed or agreed.”178

15.84 Mr Minty replied on 15 June 2000:

“As I have discussed with Wayne, we do not expect to have any issue with giving permission if you choose to release our current or previous reports in conjunction with any restructuring of the JH group, as we discussed in February, since the purpose of the report is to assist JH’s advisers in respect of the litigation of the claims and in advising the Board. Such a release therefore would be, in my opinion, consistent with the original purpose for which the report was prepared given the restructuring is in part a means of dealing with the emerging liability.”179

15.85 JHIL provided Trowbridge with a limited indemnity by letter dated 16 June 2000.180

15.86 Some insight in relation to both Mr Shafron’s and Mr Macdonald’s understanding of the limitations of the 2000 Trowbridge Report can be seen in an email dated 15 June 2000 from Mr Shafron to Mr Macdonald complaining about the “unexpected” request for an indemnity by Trowbridge. He said that the risk in JHIL providing an indemnity to Trowbridge:

“... is that a UK insurer relies on it, it turns out to be flawed, and sues Trowbridge. T sues JHIL and JHIL pays. This risk is reduced because we will provide the underlying data, and insurers are expert at making these kind of assessments with actuaries on staff etc. And actuarial reports are by their nature guesses, and this report states clearly that there are no guarantees. The model itself is fairly simple and explained in the report. We can further reduce the risk by making it clear that they cannot rely on the report but must rely on the underlying data etc.” 181

178	Ex 50, Tab 10, p. 107.

179	Ex 50, Tab 10, p. 106.

180	Ex 57, Vol 3, pp. 750–751.

181	Ex 57, Vol 2, p. 435.

Tillinghast

15.87 Consideration was given to engaging actuaries other than Trowbridge. A catalyst may have been the views attributed to Mr Gill in a teleconference on 25 July 2000 involving Mr Shafron, Mr Gill and Mr Adams and Mr Attrill.182 The notes taken by Mr Gill183 and Mr Attrill suggest that Mr Gill raised the issue of utilising other actuarial reports and “critiquing Trowbridge”. Mr Shafron is recorded as saying: “Will get another actuary (sic) report from Towers Perrin”.184

15.88 Mr Shafron made contact with Mr Verne Baker of Tillinghast (a firm of actuaries associated with Towers Perrin) in late July 2000.185 Mr Shafron informed Mr Attrill “I plan to get these guys to help us handle Minty (an actuary in our corner).”186 A copy of the 2000 Trowbridge Report was forwarded to Mr Baker at Tillinghast – Towers Perrin on 2 August 2000.187

15.89 In a subsequent teleconference on 10 August 2000 involving Mr Shafron, Mr Baxter, Mr Ashe and himself, Mr Attrill recorded the following exchange:

“ •	PJS (Mr Shafron) – T (Trowbridge) were asked in the past to highlight areas of uncertainty for litigation.

•	Do we go to another actuary and start again?

•	SB (Mr Baxter) – would like to have a report which we can make public including the data and the methodology.

•	PJS – next action point – conference with Verne – sensitivity analysis – DM (Mr Minty) has agreed to take out numbers.”188

15.90 The rationale for opening the dialogue with Tillinghast is canvassed by Mr Shafron in his email on 10 August 2000 to Mr Attrill189:

“It is possible that we would ask Verne for the actuarial advice that we need to support the separation. The more I think about the Trowbridge report the more I

182	Mr Attrill’s notes are in Ex 61, Vol 4, Tab 19, pp. 122 - 125, and Mr Gill’s notes are in Ex 100, Tab 9.

183	Mr Gill is also recorded as observing: “Absent total restructuring, no insurance arrangements can give complete resolution. Insurance always sits behind a corporate liability. Worthwhile getting stop loss insurance.” Ex 61, Vol 4, Tab 19, p. 123; see also Ex 100, Tab 11, p. 115.

184	Ex 61, Vol 4, Tabs 19, p. 122 at p. 124.

185	Ex 61, Vol 4, Tab 28, pp. 148–149 at 149.

186	Ex 61, Vol 1, Tab 28, p. 148.

187	Ex 61, Vol 4, Tab 30, p. 152.

188	Ex 61, Vol 4, Tab 38, pp. 242–245 at 244.

189	Ex 61, Vol 4, Tab 39, p. 246.

think that it is not suitable for public release, prepared as it was to assist us in our litigation strategies.

One possible scenario is that we conclude the Trowbridge report (i.e. finalise comments and ask Minty to sign) and let it take its place on the litigation shelf with reports 1 and 2. We separately brief Verne to produce the kind of report that Allens advise us would be appropriate for public release in the context of the takeover.

I would like to proceed this way:

1.	David Robb and Wayne Attrill meet Verne (me participating by phone) next week to take his comments and assess Verne as the possible takeover actuary.

2.	Allens (Robb) prepares a draft outline of actuarial report (i.e. topics, length) that would be appropriate for public release to support the takeover. JH comments.

3.	Depending on our assessment of Verne and other factors we discuss the outline with Minty or Verne. Wayne will set up the meeting with Verne, and liaise with David and me (Wed or Thurs afternoon next week is OK for me).

OK?”

15.91 The use of Tillinghast’s actuarial services for the purpose of Project Green was also discussed between Mr Robb and Mr Attrill on 10 August 2000.190 The matters discussed included the use of Allens to brief Tillinghast to maintain privilege, and Allens’ desire to maintain Mr Williams’ involvement notwithstanding his criticism of the Trowbridge report. Whilst acknowledging this desire on the part of Allens, Mr Shafron cautioned that “they (Allens) should be careful that a balanced picture of the litigation is presented to the actuary.”191 Mr Robb is also noted as saying “that Tillinghast would derive some comfort from the fact that a buffer is proposed over and above the amount the actuary may advise and that we will obtain QC sign-off”.192

15.92 Mr Shafron’s approach to retaining Tillinghast was cautious, however: “we mustn’t assume that we have changed or will change horses”.193 Mr Atrill interpreted this approach as representing a change on Mr Shafron’s part:

190	Ex 61, Vol 4, Tab 42, p. 249.

191	Mr Attrill noted that Mr Williams was mainly involved in the most difficult cases and had less knowledge of the “run of the mill cases”. Ex 61, Vol 4, Tab 42, p. 249.

192	Ex 61, Vol 4, Tab 42, p. 249.

193	Ex 61, Vol 4, Tab 42, p. 249.

“Peter (Mr Shafron) said that he only wants us to obtain Verne’s initial impressions of the Trowbridge draft. I think he wants us to try and find out from Verne what his likely attitude would be before we commit to formally briefing him.”194

15.93 This appears to have occurred at the low point in the commitment to Project Green. As earlier mentioned in a conference call on 10 August 2000 with Mr Baxter, Mr Ashe and Mr Attrill, Mr Shafron had provided an overview on the prospects of separation,195 in which it was said that the “mood in the camp” was “very negative”. Mr Macdonald was said to be “strongly influenced” by a note from Mr Ashe and Mr Baxter which “highlighted likely strong government opposition”.

15.94 Jardine Lloyd Thompson had also come back with a number of reinsurance options. Relevantly, “AIG” was said not to “accept Trowbridge” and their “base case” was “$650m”196 undiscounted (some $120m more than the Trowbridge figure). Mr Attrill’s understanding was that AIG had also reworked the Trowbridge figure and for cover of $1bn the premium would be $400m, on the basis that JHIL was liable for the first $75m.197 None of the insurers consulted indicated that they expected that the stream of liabilities would be less than the Trowbridge estimate.198 Mr Shafron acknowledged in cross-examination that JHIL was not in a position to fund these options.199

15.95 JHIL senior management duly reported on insurance to the JHIL Board on 18 August 2000 as part of the comprehensive presentation dealing with key aspects of Project Green.200 Put simply, the report concluded that there was “(i) insufficient cash to fund premiums”.201 Mr Macdonald’s recollection was that the “premiums quoted significantly exceeded the net assets of Amaca and Amaba” and were “at similar levels to the costs expected by Trowbridge”.202 In those circumstances

194	Ex 61, Vol 4, Tab 43, p. 250.

195	Ex 61, Vol 4, Tab 38, pp. 242–245.

196	Shafron, T 1586.34–37.

197	Shafron, T 1585.19–53.

198	Shafron, T 1586.15–37.

199	Shafron, T 1587.11–22.

200	Ex 148, Vol 1, Tab 1, pp. 1–52 at pp. 12–17.

201	Ex 148, Vol 1, Tab 1, pp. 1–52 at p. 15.

202	Ex 148, p.4, para. 13.

“management did not recommend nor did the Board request that any of the proposals be accepted. JLT continued to work on the insurance defeasance concept”.203

15.96 A meeting was held with Tillinghast on 23 August 2000204 the purpose being to explore with Tillinghast whether JHIL would instruct Tillinghast to prepare another report for the directors to assess asbestos liabilities for the purpose of “corporate reconstruction”.205 It was also intended that such a report would be made public. The report was to address “JH’s present and future liability for compensatory damages for personal injury for asbestos-related claims and associated legal costs”.206

15.97 The notes taken of the meeting by Mr Attrill provide some insight with regard to other actuaries’ views of aspects of the existing draft Trowbridge report.207 The key inputs (epidemiological data and court settlements) lacked certainty. Tillinghast could “only give (JHIL) a range, not an actuarial number. That is as far as you can go. Otherwise it’s spurious accuracy”. Mr Finnis indicated that Tillinghast would “strongly go for scenario modelling”. It seems such an approach would have taken account of “a lot of potential developments” excluded by the Trowbridge report. Mr Finnis is recorded as saying he was more comfortable with a “range” rather than a number: “I’d be very edgy about picking a best estimate. That is not within actuarial capabilities”. The notes then record an exchange between Mr Baker and Mr Finnis to the effect that the Australian Actuarial Standard usually requires a “central estimate” and this study would “go outside the actuarial standard”. “DF: This is not an appropriate context to produce a central estimate”.208 Mr Shafron wanted a “short report” and for privilege to be maintained.209

15.98 One of the reasons given by Mr Shafron why he was actively exploring the use of another firm of actuaries was that Trowbridge “... used to have fairly detailed

203	Ex 17, p.14, para. 76.

204	Attended by Messrs Baker and Finnis from Tillinghast, Mr Robb from Allens, Mr Attrill and Mr Ashe with Mr Shafron participating by telephone. Ex 61, Vol 4, Tab 50, pp. 324–326. See also Shafron, T 1734.12–1735.32; Attrill, T 1202.41–1204.22.

205	Attrill, T 1203.5–11; T 1203.21–24.

206	Ex 61, Vol 4, Tab 50, p. 325.

207	Ex 61, Vol 4, Tab 50, pp. 324–326.

208	Ex 61, Vol 4, Tab 50, p. 325.

209	Ex 61, Vol 4, Tab 50, p. 325.

discussion of legal developments and often times those legal developments related to ongoing cases or current cases and that isn’t something that I would expect to see in a public report”.210 Mr Shafron accepted that he could have asked Trowbridge to delete such references, as he had done with other aspects of the draft report.211 I found Mr Shafron’s stated reasons for his discussions with Tillinghast not entirely convincing. I think it more likely he was exploring, as he was entitled to do, whether a further actuarial report might be more favourable, in the sense of giving a lower estimate of the asbestos liabilities, than the 2000 Trowbridge Report. In the end, however, Tillinghast was not subsequently engaged to prepare an actuarial report for JHIL.

15.99 The fate of the insurance proposal was outlined by Mr Shafron in an email to Mr Adams of Phillips Fox on 8 September 2000:

“In relation to the insurance option, we got some quotes for loss portfolio transfer that were frankly too rich for us. The problem was that the reinsurers were factoring in an earnings rate on the premium of around 7%, but if we keep the money we earn around 20% investing it in our own business. They are currently looking at stop loss options.”212

15.100 It seems, however, that the 2000 Trowbridge Report may have still been under “active consideration” by prospective insurers in December 2000.213

Continuous Disclosure Requirements

15.101 The final matter concerning the 2000 Trowbridge Report related to a query raised at the August 2000 Board Meeting by Mr Brown,214 a director of JHIL. Mr Brown appears to have asked whether the 2000 Trowbridge Report gave rise to any issues with regard to Continuous Disclosure requirements under the ASX Listing Rules.215

15.102 Mr Shafron’s view was that JHIL was not compelled to make any such disclosure. He prepared a draft memorandum for Mr Macdonald and forwarded the

210	Shafron, T 1735.5–9.

211	Shafron, T 1735.11–20.

212	Ex 100, Tab 15, p. 1.

213	Ex 17, p.24, para. 134.

214	Ex 224, Vol 1, Tab 13, p. 183.

draft for comment to Mr Peter Cameron at Allens.216 Mr Shafron’s draft included the following:

“I have raised the issue with Peter Cameron/David Robb at Allens. In his view (and mine) the draft Trowbridge work does not compel us to make any additional disclosure to the market in relation to asbestos liability in the Group. In brief, the reasons are as generally follows:

....The Trowbridge work is very uncertain. It is based on very imperfect epidemiological models and very uncertain predictions of future claim numbers and claim costs. On the basis of its sensitivity analysis the liability could be up to $384M higher or $220 lower (at net present values). (The sensitivity analysis that was used in the draft report is not based on any particular level of probability.)

...The Trowbridge work is still in draft, partly because of certain unresolved issues in its preparation and presentation. One of those issues is the sensitivity analysis.

In short, given the uncertainty of the level of the future liability and the difficulty in making an accurate prediction; given that whatever the eventual liability, on the current state of the law the maximum extent of the Group’s legal obligation is around $170M (Coy’s net assets); given our current disclosures and the information currently in the market, we do not seem to have any additional concrete or specific information that we are compelled to disclose under the ASX Listing Rules.”

15.103 Mr Cameron, who had not read the 2000 Trowbridge Report217 commented that he was “broadly218 comfortable” with Mr Shafron’s conclusions in his draft, including in his reasons:

“2. The Report seems to me to fall within several possible heads of ASX LR 3.1.3: It was generated for internal management purposes (in connection with managing the litigation and so that the Board would have an understanding of the potential parameters of exposure in order to manage the Group), it is incomplete in that it is a draft (although not a “proposal or negotiation”) but in particular, it seems to me that as a measure of the company’s exposure it is insufficiently definite to warrant disclosure, at least in part due to the sensitivities to which you refer.

In this last regard, I am reminded of some of the more sensible decisions in relation to prospects statements in connection with prospectuses and takeover documents (where there are no carveouts), where the courts have held that information which is so speculative as to be potentially misleading should not be disclosed.” (Emphasis added)

215	Ex 156 and Ex 157.

216	Ex 224, Vol 1, Tab 13, p. 184.

217	Or any of the Trowbridge Reports: P. Cameron, T 3046.16–23.

218	Ex 224, Vol 1, Tab 14, p. 186.

15.104 The memorandum in final form dated 16 October was circulated with the October 2000 Board Papers.219 Mr Shafron said in regard to the 2000 Trowbridge Report that:

“... It is based on imperfect epidemiological models and a range of predictions of future claim numbers and claim costs.”

15.105 And:

“The Trowbridge consulting work may not progress to a definite report, partly because of certain unresolved issues about which there is significant uncertainty.”

15.106 It is surprising, in the light of those views about the 2000 Trowbridge Report, that it could have been regarded as a satisfactory base which Trowbridge could update for the purpose of separation. The short fact seems to be that the 2000 Trowbridge Report was used by James Hardie when it suited it to do so, but was denigrated when it did not.

The new Study

15.107 In Chapter 16 I have discussed the emergence in November 2000 of the Trust as the most promising separation concept within James Hardie management. Late in November, however, there emerged an unpleasantness which had the potential to increase significantly the calculation of the Group’s asbestos liabilities. It was a presentation by two Trowbridge actuaries to the 8th Accident Compensation Seminar. I discuss it in the next Chapter.

219	Ex 25.

Chapter 16 – Watson and Hurst

A. Background

16.1 Actuaries from Trowbridge had been prominent in publishing studies on the likely impact of asbestos related diseases, in particular for insurers. This work included the Andrews and Atkins study in 19931 (a presentation to the Institute of Actuaries), and the Atkins, Smith, Watson paper on “Recent Trends in Asbestos-Related Diseases”, presented at the 6th Accident Compensation Seminar in December 1996.2

16.2 On 29 November 2000 the pattern continued with a presentation by Watson and Hurst to the 8th Accident Compensation Seminar. So far as it was documentary, the presentation consisted of a PowerPoint presentation.3 The presentation addressed “asbestos liabilities” and became known as the “Watson and Hurst Model”. This was later published on the internet.4 A copy is Annexure “N”.

B. Structure of the Presentation

16.3 The study commenced with some information about the incidence of mesothelioma and the scope of liabilities in the United States, Europe and Australia. The aims of the presentation were then stated:

“Understand implications of a number of significant legal and other developments.

Review recent projections of future claims experience and current methods for estimating asbestos-related disease liabilities.

Update method for the estimation of future asbestos reserves.”

As to the first point, data from various sources (Mesothelioma Register, Dust Diseases Board and Dust Diseases Tribunal) indicated that mesothelioma numbers continued to rise, that product liability claims in particular were increasing, reflecting later exposure, and suggesting a later “peak” than had previously been expected. As

[1]	Ex 2, vol 3, Tab 12, p. 639.

[2]	Ex 2, Vol 3, Tab 13, p. 777.

[3]	Ex 3, Vol 3, Tab 1.

[4]	Ex 7, MRCF 3, Tab 8, pp. 83–109.

to the second point, the presentation noted the possible impact of the decision in Crimmins,5 and the increasing activity of plaintiffs’ lawyers.

16.4 The central part of the presentation was a comparison of the Australian mesothelioma experience with expectations based on earlier studies, specifically, Andrews and Atkins’s Low and High, and a projection called “Expected — Berry High”. This showed actual experience being significantly worse than even the most pessimistic forecasts.

16.5 The reference to a “Berry” projection or curve requires explanation. Dr G Berry of the University of Sydney published a paper in 1991 entitled “Prediction of mesothelioma, lung cancer and asbestosis in former Wittenoom asbestos workers”.6 The paper proposed a range of models or curves based on different assumption as to the time “lag” between exposure to asbestos and the commencement of development of mesothelioma and differing rates of elimination of asbestos from the body.7 The “Expected–Berry High” curve discussed in this part of the Watson and Hurst presentation was based on the first of the models in Dr Berry’s report (nil lag, nil elimination).

16.6 The presentation then turned to a consideration of an updated reserving approach which would allow for the fact that old models were based on now outdated data (to 1990), and had been shown to be inadequate. The new models were called “Berry Medium” and “Berry High” and the total number of projected future claims under the various models was as follows:

		Increase from A & A High
Model	Future Meso Claims	(1993)
A & A High (1993)	4,500	—
A & A High (rescaled)	6,300	40%
Berry Medium	9,400	109%
Berry High	11,400	153%

[5]	Crimmins v Stevedoring Industry Finance Committee (1999) 2000 CLR 1.

[6]	Br. J. Ind. Med. 1991; 48: 793–802; Ex 257, pp. 20–29.

[7]	Ex 257, p. 25.

Mr Minty explained that these two “Berry” models were based on the second and third models in Dr Berry’s 1991 paper, rescaled8 to take into account the actual experience for the 1990’s, and then extended out to 2040 (from 2020).9

C. Watson and Hurst’s Data

16.7 The presentation was based on mesothelioma incidence data to 1996,10 claims made to the New South Wales Dust Diseases Board and Dust Diseases Tribunal, and the data of twelve insurers.

D. Trowbridge – JHIL discussions concerning Watson and Hurst

16.8 On 1 December 2000 Mr Minty advised Mr Attrill by email of the presentation and of its publication on the Trowbridge website.11 In a subsequent telephone conversation on 4 December 2000 Mr Minty explained the material in the presentation to Mr Attrill in “general terms”.12 Mr Minty’s recollection of the conversation was that Mr Attrill asked whether “James Hardie’s ARD claims data” was included in the presentation. Mr Minty indicated that James Hardie’s data had been kept confidential and only publicly available data was used. When asked by Mr Attrill to undertake “some projections” as to the likely effect on Trowbridge’s liability projections for JHIL, Mr Minty responded to the following effect:

“(a)	the Watson and Hurst study did not rely upon any James Hardie specific data;

(b)	accordingly, it was not appropriate to simply overlay the Watson and Hurst study’s conclusions onto Trowbridge’s actuarial reports for James Hardie;

[8]	“Rescaling” or recalibration essentially involves shifting the curve up the vertical axis so that it intersects with the most recent data point.

[9]	Ex 257, paras 11–13; Ex 258, paras 14–17.

[10]	As Mr Whitehead explained, data for the register took two years to be checked and reconciled, and was unreliable until then (T 3203.25–3207.30, Ex 254).

[11]	Ex 57, Vol 4, p. 76; Ex 50, p. 5, para. 28; Ex 56, p. 16, para. 62.

[12]	Although Mr Shafron and Mr Attrill responded indignantly, Mr Attrill, at least, had some forewarning that a presentation would take place in November. It would seem that Mr Attrill was informed by Mr Marshall, Ex 50, Tab 12, p. 109, at the briefing conference on 4 June 2000 that Trowbridge had set up a “project team to update the Andrews and Atkins paper for a seminar in November (2000). Ex 57, Vol 1, p. 115. This appears to be confirmed by Mr Attrill’s file note of 4 December 2000, Ex 57, Vol 4, p. 799, and Mr Minty’s email to Mr Marshall of 4 December 2000, Ex 50, Tab 11, p. 109.

(c)	a further detailed analysis would need to be undertaken to ascertain the relevance of the conclusions in the Watson and Hurst study to James Hardie”.[13]

Mr Attrill is said by Mr Minty to have replied:

“OK. There’s no need for you to do any of these projections now. I’ll speak to my colleagues in the US and get back to you.”14

16.9 On 1 December 2000 Mr Shafron reported to Mr Macdonald on November asbestos developments. 15 He said that “November has been a poor month on the asbestos front”, that an “upcoming epidemic in asbestos disease in NZ, particularly among building workers” had been predicted and that “November has been a very busy month” with “settlements and judgments for the month $4.65m”. He went on to deal with Watson and Hurst:

“Two actuaries from Trowbridge have gone on the public record (a conference of actuaries and the Trowbridge web site) predicting a sharp increase in the rates of asbestos disease and indicating that most existing provisions will be inadequate (see attached). If the Trowbridge numbers for Coy were reworked on the basis of the new material, then there could be an increase in the predicted cash out flows by around 40%, although we will know more when we speak to David Minty on Monday.

The information contained in the report broadly accords with our own experience, although was based on information from insurers, the DDB and possibly other public information. To that extent its broad message is no surprise, either to us or participants in this area. However, the specificity of the findings and their broad public release could well attract wider attention. The report is based on a more detailed study, which is not yet complete.

We were very surprised to hear of the report, given that we have Trowbridge on retainer on this very subject. I suspect that they will say that it is part of their ongoing published work in this area (one of the authors – Watson – has authored work in this area previously). We will get to the bottom of that Monday, and intend to request Trowbridge to remove the document from its website, at least on a pro tem basis pending the finalisation of the detailed study.”

[13]	Ex 56, pp. 16–17, para. 68.

[14]	Ex 50, p. 5, para. 28.

[15]	Ex 57, Vol 4, p. 795.

16.10 Mr Shafron forwarded the Watson and Hurst presentation to Mr Macdonald, Mr Morley and Mr Baxter with the following observations:

“... In short, the report says that future claims experience is likely to be worse than originally predicted by Andrews, Smith and Atkins. Existing reports based on the Andrews study (eg Trowbridge reports) are now out of date and would seem to require an up tick factor of at least 40%.”16

According to Mr Shafron, Mr Macdonald “hit the roof” when he saw the report, especially given the lack of prior notice17 and Mr Macdonald thought that the Chairman (Mr McGregor) would react in the same way. Hardly surprisingly, one might think. The prospect that estimates of liabilities had increased by 40 per cent, and might well get higher, was likely to have two effects. It might increase the amount of money to be left in Coy/Jsekarb if separation were to take place. The fact that estimates of asbestos liabilities were increasing continually might also make separation more urgent.

16.11 Although concerned, Mr Shafron pondered whether the presentation was part of “... an ongoing program of some sort” but still instructed Mr Attrill to prevail upon Mr Minty to suspend the publication from the Trowbridge website on the basis that it was an incomplete report.18 Mr Attrill spoke to Mr Minty but Trowbridge did not remove the report from their website.19

16.12 The experience of James Hardie itself also was to the effect that asbestos liabilities overall in Australia were increasing. That experience was dealt with in some detail in Mr Attrill’s December 2000 Operating Plan Review, the subject of Chapter 17.

[16]	Ex 57, Vol 4, p. 767.

[17]	Mr Macdonald said his reaction was concern rather than anger. Macdonald, T 232.25–27.

[18]	Ex 57, Vol 4, p. 795; Ex 57, Vol 4, p. 798.

[19]	Ex 57, Vol 4, p. 800; Ex 57, Vol 4, p. 801.

Chapter 17 – Operating Plan Review

A. JHIL’s Business Plans

17.1 JHIL operated a rolling 3-year Business Plan for its business units. The Business Plan incorporated a one year Operating (or “Management”) Plan.1 The Operating Plan was reviewed approximately six-monthly by relevant members of the Group Management Team2 (“GMT”). In accordance with these arrangements Mr Attrill was required to prepare, on an annual basis, an Asbestos Liabilities Management Plan for his Section. Actual performance was then compared against the plan. Mr Attrill was required to explain any variance to the plan to the GMT and, “in conjunction with the GMT, develop a revised strategy”.3

B. December 2000 Operating Plan Review

17.2 On 12 December 2000 the Operating Plan Review for the six months ending 30 September 2000 was circulated to Mr Macdonald, Mr Morley, Mr Shafron, Mr Baxter and Mr Ashe4 in anticipation of a telephone conference the following day.

17.3 The Operating Plan Review records a number of observations relating to significant developments during the preceding six months.5 While the first observation stated “Overall our performance in HY01 exceeded our expectations”,6 a number of significant developments were identified, including:

(a)	Cost of settlements and damages awards was 25 per cent higher than forecast and 56 per cent higher than the same period YEM99.

(b)	This was due to a 58 per cent increase in the number of claims settled.

(c)	New claim numbers, (126) were up 70 per cent on the previous period, and 116 of these were product or public liability claims.

[1]	Macdonald, T 2329.50–56.

[2]	Attrill, Ex 56, para. 23–25. There is some confusion in the evidence about the nomenclature of the Plans. The sense, however, is as I have described it in the text of this paragraph.

[3]	Ex 56, p. 9, para. 25 in Attrill, T 974.10–19.

[4]	A copy of the Watson and Hurst presentation was attached Ex 57, Vol 4, p. 815. A forecast in asbestos related costs for YEM01 (Appendix 3) Ex 57, Vol 4, p. 817 was also provided pursuant to “the request of Mission Viejo” (JHIL’s Corporate Head Office).

[5]	These observations were, in effect, a high level summary of significant changes since the last report: Attrill, T 974.22–29.

[6]	Ex 57, Vol 4, p. 808.

(d)	The greater majority of claims settled were mesothelioma claims.

(e)	An increasing proportion of new claims were for mesothelioma contracted by end users (59 out of 64 per HY01, as opposed to 36 out of 41 in HY001).”

17.4 And, as Mr Attrill also said in that document:

“The increase in claims may be a temporary phenomenon. However, if it continues it may necessitate a re-rating upwards of James Hardie’s long-term expected claim numbers and liabilities because: (a) the number of people who used or were exposed to James Hardie’s [Asbestos Cement] products is very large; (b) lighter exposure to asbestos appears to be sufficient to cause mesothelioma; (c) lighter exposure is known to increase to disease latency which in turn may limit insurance recoveries and may extend the peak in claims received.”

C. Additional information in the Operating Plan Review

17.5 The Operating Plan Review was of particular significance because it also contained information relating to the period after September 2000. Appendix 37 recorded that in November 2000:

“...we were asked to review the YEM01 asbestos forecasts at the request of Mission Viejo.

We concluded, on the basis of our performance to date and having regard to currently notified claims which we expect to resolve in the next quarter, that the estimates should be increased. The end result was:

To 31.12.00

Settlements:	$19.3m

Legal costs:	$4.5m

Recoveries:	($3.0m) - excluding QBE

Total:	$20.8m

To 31.3.01

Settlements:	$27.7m

Legal costs:	$6.5m

Recoveries	($4.0m)

Total:	$30.2m

QBE provision	($6.1m)

Grand total	$24.1m

[7]	Ex 7, MRCF 1, Tab 5, p. 103.

These figures exclude the corporate costs. It is clear from the number of current mesothelioma claims we presently have that the next few months will be busy. It is unlikely that JHC will enjoy the traditional January lull next year.”

17.6 The $6.1m QBE provision for the year to 31 March 2001 reflects the receipt in one year of two years of the QBE settlement amount. If one leaves the QBE figure out of account, it appears that the net outgoings for the YEM 2001 were now expected to be $30.2m. This was at a level much above that used in the 2000 Trowbridge Report, and to be used in the February 2001 Trowbridge Report.

17.7 Appendix 3 went on to say that the principal reasons for the increase in estimated costs include:

“1.	More claims – mainly end users with meso from lighter exposure. (Trowbridge projected 102 GL meso claims for FY01. In HY01 JHC received 64 meso claims).

2.	End user claimants are typically younger than WC claimants. This has increased the number of “significant” claims ($0.5–1.0m+) we have received and settled this year. As at 13 November 2000, we had on our books about 11 such claims (some of which have now settled).

3.	Turner Freeman’s marketing operation in SA is having its impact (7 claims received since 1/9/00, more to come); wharf claims are increasing claim numbers but not yet impacting on settlements; increased claim activity in WA since Slaters enlarged their Perth office.

4.	The increase is not due to increases in average settlement payments by JHC – we are holding the line.

5.	Non-QBE insurance cover has temporarily fallen off, and will not increase until we receive more claims with exposure in the 1980s.”

17.8 The November request for a review of the YEM01 asbestos forecasts had come from “Mission Viejo”, i.e. JHIL’s head office, where Messrs Macdonald, Shafron and Morley were located. This suggests an interest in the figures going beyond the position normally obtaining at periodic reviews.

D. 13 December 2000 Conference concerning the Operating Plan Review

17.9 A telephone conference took place on 13 December 2000 between Mr Macdonald, Mr Shafron and Mr Morley (in the US) and Mr Attrill, Mr Baxter and

Mr Ashe (in Australia). Mr Attrill’s note of the conversation8 makes it clear that the deterioration over the YEM 1999 to YEM 2000 period was discussed in some detail, with specific input from Mr Morley and Mr Macdonald. Mr Macdonald referred to the aim of achieving $20m for a full year. There was also a discussion of the proposal for a trust and its funding, Mr Shafron observing that: “We’re on our best behaviour because of Project Green” and Mr Baxter saying that they should “aim for no media coverage for a month or so.”

17.10 Mr Attrill’s oral evidence that was “he took the GMT through the key points from my OPR, and there certainly was concern expressed” (by the GMT members and Mr Attrill) “about the increase in claim numbers, and the amounts that the litigation was costing”.9

17.11 The trust then proposed was also mentioned. It was to be simply the shares in Coy and Jsekarb, and an additional sum from JHIL “to spend on medical projects”. It was mentioned that they had “3–4 weeks to find Trustees”.

17.12 Mr Shafron rather endeavoured, I thought, to distance himself from any specific knowledge of the adverse aspects of this report.10 For example, one issue of particular significance related to whether there was a “levelling off” of claims for mesothelioma. In cross examination on this aspect of the Operating Plan Review he accepted that if he had “thought about them” he would have agreed that the current experience at the time did not show a levelling off of mesothelioma experience.11 He acknowledged that the number of “downstream users” exposed was very large12 and that Mr Attrill was reporting that an increasing proportion of mesothelioma claims was being made by “downstream users”.13 Mr Shafron agreed that having read Mr Attrill’s memorandum and discussed it during the performance review he would have understood that on the basis of the figures JHIL had been experiencing over the previous six months, there was a “real risk” that the exposure to asbestos claims in

[8]	Ex 61, Vol 5, Tab 13.

[9]	Attrill, T 976.46–57.

[10]	Nonetheless, he accepted it was one of his areas of responsibility and one in respect of which he reported to the JHIL Board. Shafron T 1742.46–52.

[11]	Shafron, T 1739.50–54.

[12]	Shafron, T 1740.36–41.

[13]	Shafron, T 1740.43–47.

the future would be re-rated upwards.14 Mr Shafron also agreed that with the exception of workers compensation claims the “current experience” in the review period was inconsistent with a levelling off in claims experience or damages in relation to product liability claims and mesothelioma claims.15

17.13 For his part Mr Macdonald in his oral evidence attempted to disavow any specific knowledge of the details of Mr Attrill’s report or any adverse developments outlined by Mr Attrill in his observations.16 His oral evidence was that his primary focus was “cost management”.17 Mr Macdonald also accepted that he did not know at the time whether the adverse changes were temporary or permanent. Mr Macdonald did accept that “if long term trends were interrupted then it would cause change in the actuarial assessment”.18 Further, Mr Macdonald acknowledged that the adverse trends identified by Mr Attrill had in fact become worse. His evidence on this issue was “I was concerned when I heard the current trends were adverse, and I raised that I think appropriately with the chairman and the board and with executives in the company.”19

17.14 Mr Macdonald conceded that Trowbridge was not given any indication of any of the opinions expressed in the Review; in particular of any fear that a continuation of the trends shown in the data might necessitate an upward rating of JHIL’s long term expected claim numbers and liabilities.20 In his evidence on this issue Mr Macdonald embarked on a somewhat circular justification that only Trowbridge was in a position to “take into account claims data” and “form forward

[14]	Shafron, T 1741.55–1742.4.

[15]	Shafron, T 1742.6–21.

[16]	Mr Macdonald, in a supplementary statement provided after conclusion of his oral evidence, acknowledged that he had received the document and reviewed it prior to or during a telephone conference on 12 December 2000 (California time). He said that he was involved in reviewing approximately 10 other operating plans for the group’s business unit, “all of which were more important than Mr Attrill’s operating plan”. Mr Macdonald disavowed any familiarity with the figures or claims information in the operating plan. Further, he did not recall “anything” from Mr Attrill’s Operating Plan Review which made him “think that Trowbridge’s February 2001 report was unsuitable for assessing likely future claims because it had been prepared using data as at 31 March 2000”. Ex 308, pp. 6–7, para. 36.

[17]	Macdonald, T 2330.8–16; Mr Macdonald’s evidence was that he would rely on the managers who were presenting to him to understand the importance of the material. Macdonald, T 2588.7–9.

[18]	Macdonald, T 2330.18–25.

[19]	Macdonald, T 2331.27–34. There appears to be some tension between this evidence and Mr Macdonald’s supplementary statement. Ex 308, pp. 6–7, para. 36.

[20]	Macdonald, T 2332.37–43.

projections: and that the company did not have such expertise”.21 His endeavours to distance himself and JHIL from any responsibilities failed to address the threshold issue, failure to raise the issue directly with Trowbridge.

17.15 Mr Macdonald also acknowledged that he understood from Mr Attrill’s email of 4 December 2000 to Mr Shafron (copied to Mr Macdonald) that as a result of the Watson and Hurst analysis that Mr Minty/Trowbridge would “want to look at the proportion of claims JHC actually receive (updated from 31 March 2000) as compared to the new claim projections”.22 Mr Macdonald accepted that the information provided in Mr Attrill’s report did not reflect an increase in average settlement payments, but rather an increase in the number of claims.23 He said that he had been told several times “to expect volatility and that volatility wouldn’t change the long term trend”.24

17.16 I should also note Mr Macdonald’s own perception of the situation on 31 January 2001 when he emailed Mr Shafron and Mr Morley, copying the email to Mr Peter Cameron and Mr Robb:25

“Asbestos. We have reviewed the graph below and had harboured some hope that Q4 would be significantly lower in cost, demonstrating what an outlier Q3 was. An early look at January shows costs of $3m – and we should presume that February and March (in the absence of other information) will be at a similar level. Should we proceed with the Foundation, costs in the JHIL accounts would cease as of the date that the Foundation was formed.”

[21]	Macdonald, T 2333.17–23.

[22]	Ex 57, Vol 4, p. 801.

[23]	Macdonald, T 2592.6–28.

[24]	Macdonald, T 2592.38–46.

[25]	Ex 150, p. 103.

Chapter 18 – February 2001 Trowbridge Report

A. Two Reports

Content

18.1 There are two relevant versions of the February 2001 Trowbridge Report, each dated 13 February 2001. The earlier version1 does not, and the later version2 does, have the date ‘31 March 2001’ in the first paragraph3.

18.2 There appear to be two reasons why a second version of the February 2001 Trowbridge Report came into existence. Each derives from events at a presentation by Mr Minty to the incoming directors of the Foundation on 13 February 2001.

18.3 The first reason was that Mr Jollie said at the meeting that the incoming directors would require a copy of the Report, to be addressed to them. The version they had been given was addressed to Allens, JHIL’s solicitors.

18.4 The second reason appears from Mr Minty’s supplementary statement4 where he said:

“12 In relation to paragraph 187, Mr Marshall and I left the 13 February 2001 meeting shortly after I concluded my presentation. I was not present during any presentation by Mr Ashe or during any advice provided by Mr Bancroft to the Proposed Directors in the absence of Mr Morley, Mr Ashe, Mr Robb, Mr Attrill and Mr Shafron.

13 On the way back to Trowbridge’s office, after the 13 February meeting at PwC, Mr Marshall and I had a brief discussion concerning finalisation of the Report and I said words to the effect:

“Some of the people there didn’t seem to have been aware before we made out presentation that our report is based on James Hardie’s data up to 31 March 2000. We should add some words to our final report confirming what we told them at the meeting to ensure that it is clear.”

Mr Marshall said words to the effect:

“I agree, I think that’s a good idea.”

[1]	Ex 7, MRCF 1, Tab 16. A copy is Annexure P1.

[2]	Ex 50, Tab 23. A copy is Annexure P2.

[3]	Annexure P3, shows the changes made to arrive at the later version.

[4]	Ex 51.

18.5 The second version was sent to Mr Williams and Mr Shafron at 9.18am on 14 February 20015. There were interim versions of the Reports. It is unnecessary to discuss them.

B. Content of the Report

18.6 The February 2001 Trowbridge Report was brief – three pages of text and ten pages of tables and graphs. It describes its purpose as being to revisit the claim number assumptions adopted in the 2000 Report in view of recent work conducted by Trowbridge to estimate the impact of such claims on the insurance industry (a reference to Watson and Hurst). The brevity of the report was a product of Mr Shafron’s explicit instructions, as was the fact that the projections were confined to a 20-year period,6 even though Trowbridge prepared projections to “infinity”, and had given them to James Hardie.7

18.7 The brevity of the February Report was such that it could not properly be understood without reference to the detailed statements of method, data and sensitivity of results in the 2000 Trowbridge Report. Looked at from the point of view of Trowbridge, it is appropriately characterised as merely an addendum to that report.8 Unfortunately, however, the terms of the February Report do not make that clear to other readers.

[5]	Minty, Ex 51, para 16.

[6]	Ex 50, Tab 12, p.110; Ex 75, Vol 7, Tab 99; Tab 103 at p.2585. An exception should be noted – the second February Report disclosed the anticipated number of claims beyond 20 years, but not the associated cash flows, or the present vale of those liabilities. See Ex 50, Tab 23, pp. 208, 209.

[7]	Ex 50, Tab 16, 17.

[8]	Trowbridge Initial Submissions, para. 21.

C. Methodology

18.8 Mr Minty explained the approach adopted in relation to the February Report in his statement of 4 June 2004.9 The method was simple. The number of James Hardie’s “events”10 for YEM 2000 (89) was grossed up by Trowbridge’s projected claim/event ratio (1.15) to give an assumed number of claims (102.35). The ratio of that number to the Watson and Hurst Berry Medium projection for Australian mesothelioma cases in the 1999 year (454.30, giving a ratio of .2253 or 22.53 per cent)) could then be applied to each succeeding year in the Watson and Hurst projection, and to the total number of claims forecast by Watson and Hurst. This was the “calibration” of the model to the James Hardie experience. A similar process was then undertaken with the “Berry High” model from Watson and Hurst.

18.9 The assumptions critical to this process were that the exposure patterns giving rise to the claims against James Hardie were sufficiently similar to the exposure patterns of the community as a whole to make the Watson and Hurst models useful and that the number of “events” recorded by James Hardie in YEM 2000 was likely to be reflective of long run James Hardie experience. The latter assumption had two aspects. One was that the YEM 2000 experience was not “off the trend”, i.e., unusually better or worse than was expected. The other was that there was no significant scope for the proportion of mesothelioma cases that were James Hardie “events” to increase, (as would be the case, for example, if there were any significant risk of an increase in the propensity to sue). To put it another way, since the Berry Medium model projected a plateau of mesothelioma cases through 2000–2004, Trowbridge must have expected that James Hardie events and claims had also levelled. It will be necessary to return to these matters.

18.10 The third model described in the February Report was called the “Current” model, and it was simply the projection which had been adopted in the 2000 Report. It was not a “low” estimate in contradistinction to the “high” estimate. Rather, it was merely an outdated median estimate that no longer reflected the available data or current actuarial opinion.

[9]	Ex 257, paras 19–22. See also T 3275.28–3280.15; 3282.26–36.

[10]	That is, mesothelioma cases giving rise to a claim.

18.11 The final critical step in the methodology of the February 2001 Trowbridge Report was the selection of a preferred “Best Estimate” model for James Hardie, as between Berry Medium and Berry High. The Report suggests that Berry High best fits the likely national experience;11 Trowbridge, however, adopted the more optimistic “Berry Medium” curve for the James Hardie Best Estimate.

18.12 This choice was not explained in the report. According to Mr Minty the choice was based on a perception that James Hardie’s claims experience for the three years to March 2000 had been relatively stable (at about 100 mesothelioma claims per year).12 He also referred to an indication by Mr Shafron that the experience to December 2000 was in line with what Trowbridge had already seen,13 a statement Mr Shafron denies. He also referred to some aspects of the relevant exposure history,14 a subject on which Mr Marshall expanded. He explained that while asbestos production and consumption increased gradually, it fell away quite rapidly or steeply in the 1980s. Mr Whitehead showed this in a graph: 15

Figure 3.1: Annual Usage of Asbostos Fibre in Australia

Year	1920	1930	1940	1950	1960	1970	1975	1980	1985	1990	1995	2000
Mined in Australia	839	83	497	1,643	14,164	740	47,922	92,418	0	0	0	0
Imported	0	0	0	16,824	37,198	68,605	49,794	25,239	12,194	1,706	1,488	1,246
Exported	0	0	0	(285)	(7,529)	(423)	(24,524)	51,172	0	0	0	0

Net Used In Australia	839	83	497	18,182	43,833	68,922	73,192	66,485	12,194	1,706	1,488	1,246

Source:	US Geological Survey (USGS): US Department of the Interior US Geological Survey — Worldwide Asbestos Supply and Consumption Trends from 1900 to 2000 by Robert Virta

[11]	Ex 50, Tab 23, pp. 197, 198.

[12]	Ex 258, para. 20; T 3288.25–55.

[13]	Ex 258, para. 20.

[14]	T 3288.25–55.

[15]	Ex 251, p. 3-15.

18.13 Two features of the graph suggested that the exposure peak was earlier than the consumption peak. One was that during the upward curve, with production increasing, there was more time for people to be exposed, and length of exposure was relevant to the likelihood of disease. The other was that in the earlier phase production was dominated by blue and brown asbestos, and these were regarded as more toxic than white asbestos.16 Mr Whitehead referred to a further consideration, namely, that in later periods work safety practices are likely to have improved so that production or consumption of a given quantity of asbestos produced less exposure.17

D. The results and their significance

18.14 Trowbridge projected the following undiscounted and discounted (at 7%) liabilities.18

Period	Discounted ($ m)			Undiscounted ($ m)
	Current	Medium	High	Current	Medium	High
10 yrs	181.4	181.4	191	288.3	293.4	307.6
15 yrs	237.4	246.4	264.7	435.9	457.7	500.3
20 yrs	269.7	286.5	317.5	554.2	605.7	694.5
50 yrs	284.7	324.4	380.2	557.1	753.7	990.5

The data in the last line was not in the February 2001 Trowbridge Report, but was given to James Hardie.19

18.15 What the discounted data conveyed was that a fund of the size indicated by one of the discounted numbers, on the assumption that it would earn a long term average return of 7 per cent per annum, and on the further assumption that the model in which column it appears was borne out by experience, would last the period indicated for its line. For example, a fund of $286.5m, would last 20 years, but no longer, if the Berry Medium projections were correct. The Fund would require an additional $37.98m (i.e. $324.4m – 286.5m) to last for 50 years.

18.16 Although the February Report did not take the cash flows past 20 years it did make clear that significant numbers of claims were expected after a 20-year period.20 It also noted, briefly, the limitations of the report:

[16]	T 3446.47–3447.37.

[17]	T 3216.56–3217.15.

[18]	Ex 50, Tab 23, p. 205.

[19]	Ex 50, Tab 16, p.136.

“The projections of future asbestos-related disease cases are based on epidemiological work that is subject to inherent uncertainty. In addition, the behaviour of potential claimants (the propensity to sue) is uncertain and the potential exposure will be heavily influenced by legal decisions that are impossible to predict. Our estimates are based on a continuation of the current environment regarding legal principles and settlement practices. We have also taken into account our understanding of insurance arrangements with various insurers and reinsurers in assessing the net liability for outstanding claims, and the eventual extent of these recoveries is also subject to uncertainty. Our estimates do not allow for the agreement that has been reached with QBE Insurance in relation to commutation of various covers, and so any such amounts can be deducted from our estimates in this letter.”21

E. Comparison of the Trowbridge Reports 1996–2003

18.17 In comparing assessments made at different times, three things must be taken into account: first, an allowance for claims paid between the two periods (the earlier assessment includes these, the later does not); secondly, the increasing significance of discounting as time moves on; and thirdly, any change in the discount rate itself. The second and third of these can be ignored if undiscounted figures are compared. Using discounted figures, the first two factors substantially cancelled each other out in this case.

The evidence discloses the following assessments:

Report	Undiscounted	5%	6%	7%	8%
1996	517			249[22]	230
1998	498			254	238
2000	552		304	289
Feb. 01[23]	734		355	322
Aug. 01	1,270		574	516
2002	1,641		752
2003	2,208	1,089

18.18 Another basis of comparison is to focus on the mesothelioma claims that are the major part of the liability. Mr Whitehead has produced a table which shows the

[20]	See Ex 50, Tab 23, pp. 208, 209.

[21]	Ex 50, Tab 23, p.199.

[22]	Ex 2, Vol 3, Tab 13, p.60.

[23]	Note that the figures in this line, taken from Ex 3, Vol 3, Tab 7, p.479 are slightly different from those in Ex 50, Tab 16. The figures in the line above and below have the same source.

value of the claims after 31 March 2003, as projected by each reported, discounted to the date at 5 per cent per annum.24

Table 4.7: Comparison of Calculated Discounted Values of Projected Payments after 31 March 2003 as at 31 March 2003, Discounted at 5% pa

	Calculated Discounted Value of Projected Payments-Mesothelioma only Valued at 31 March 2003 at 5% pa
	Oct-96	Sep-98	Jun-00	Feb-01	Aug-01	Oct -02	Sep-03
	% pa	%pa	%pa	%pa	% pa	%pa	%pa
Discount Rate	5%	5%	5%	5%	5%	5%	5%

	$ mns	$ mns	$ mns	$ mns	$ mns	$ mns	$ mns
Calculated Discounted Values at 31 March 2003
Settlement Payments	153.2	150.7	211.0	266.4	525.5	688.8	877.1
Legal Expenses	51.1	71.5	52.7	66.6	67.4	73.1	93.1

Total	204.2	222.2	263.7	333.0	592.9	761.9	970.2

% Change from previous		9%	19%	26%	78%	29%	27%
Cum % Change since Oct 1996 Report		9%	29%	63%	190%	273%	375%
Cumul % Change since Feb 2001 Letter					78%	129%	191%

Note:	The projected cash flows for later reports are for year ending 30 June rather than 31 March. For the purposes of this comparison, we have treated all projected cash flows as being for years ending 31 March. We to not expect this approach to create any material distortions in the results presented.

18.19 What the previous Table suggests, and this Table confirms, is that the 2000 and February 2001 Trowbridge Reports showed significant increases above the preceding reports (which had been quite close), but that the first report after separation revealed a substantial step up in the assessments. Less substantial, but nevertheless significant, increases followed in the two following years. This invites the question, “Why was the assessment in February 2001 so low?”

18.20 KPMG’s retrospective central estimate as at February 2001 (without hindsight) was of an NPV of $694.2m (discounted at 7 per cent), with undiscounted net liabilities of $2,179m. Mr Wilkinson’s report explains the differences.25

[24]	Ex 251, p.4–33.

[25]	Ex 252, p.73.

Table 6.6 – Analysis of variation of liabilities

“	Assumption	Contribution $m	Liability $m
	Trowbridges’ calculation		286.5
	Additional Cash flows	36.1
	Trowbridge’s calculation using all future cash flows		322.6
	Inclusion of Wharf Claims	9.4
	US Claims	3.6
	Average Costs	10.9
	Numbers*	156.0
	Superimposed inflation*	156.4
	Nil Settlement Rate*	35.3
	Total Contribution	371.6
	KPMG Assessment		694.2	”

*	The three key assumptions contribute $347.7m of the total variation of $407.7m.

18.21 The major differences require some explanation.

18.22 Numbers This item refers to KPMG’s adoption of a curve for future mesothelioma claims that peaked in around 2010, at about 140 claims per annum, as opposed to the Berry Medium curve, which peaked in 2001 at 102 claims per annum.26 The KPMG projection was much more pessimistic than the Berry High curve, which would peak around 2005–2007 at 110 claims per annum.27

18.23 Superimposed Inflation The February 2001 Trowbridge Report noted that it assumed a continuation of the “current environment regarding legal principles and settlement practices”. Superimposed inflation, however, may derive not only from changes in laws or their administration by judges and lawyers, but also from the impact of medical developments.28 Improvements in medical care, short of a cure, tend to increase damages beyond ordinary inflation by increasing the cost of medical care and extending life expectancy.29

18.24 On the other hand, as the ages of claimants increase, damages tend to fall, as the lost earnings component can shrink.30 While this factor tends to cancel out the others to some extent, Mr Whitehead and Mr Wilkinson were agreed that it was

[26]	See Ex 252, p.130.

[27]	Ex 50, Tab 23, p. 208.

[28]	See, eg, Ex 252, para. 3.3.2.

[29]	Attrill, T 1207.30 – 1208.7.

[30]	Ex 253, para. 3.3.2.

appropriate to make an allowance for superimposed inflation, Mr Minty agreed that if he had been preparing a report with a wider scope, he would have made some allowance for it. And Mr Marshall, though he saw little evidence of superimposed inflation in James Hardie’s costs to 2000, did not form a view that the correct estimate for it was nil, but rather that given that history and the limited scope of the report, it was appropriate to deal with the matter by way of a 4 per cent sensitivity, that figure being a plausible scenario at the high end of the range of possible outcomes.31 Assuming superimposed inflation at 4 per cent, as Mr Whitehead suggested and as Trowbridge provided for in its sensitivities, would have increased Trowbridge’s assessment by more than 50 per cent.32

18.25 Nil Settlement Rate In the 2000 Trowbridge Report a nil settlement rate of 25 per cent was assumed. I was not satisfied with the explanations given on behalf of Trowbridge for adopting this figure. Mr Wilkinson’s view, which should be accepted, is that a figure of 20 per cent should have been adopted, having regard to the recent history.33

18.26 Other Matters The matters so far mentioned, however, do not provide a complete explanation for the discrepancy between the assessment in the February 2001 Trowbridge Report and later assessments. There are two other matters. The first is the discount rate. The February Report employed a range of rates (7, 8 and 9 per cent). This was a departure from earlier reports in that none of these rates was the then current rate for high quality corporate bonds, which was the benchmark previously and subsequently adopted by Trowbridge. The change was due to a request by Mr Shafron that Trowbridge use more “commercial” rates of return. Mr Shafron was anxious to see if the discount rate could be improved so that the assessed NPV of the liabilities would be lower.34 Mr Minty agreed that without such an instruction from Trowbridge, the appropriate discount rate would have been 6 per cent, not 7–9 per cent. Mr Wilkinson would have used a rate of about 5.7–5.8 per

[31]	Whitehead, T3210.42–3211.40; Wilkinson, Ex 252 p.48, T3391.35–3397.34; Minty, T 3313.30–3314.10; Marshall, T3428.4–59, 3429.55–3430.32, 3435.25–3438.6.

[32]	See, Ex 3, vol 3, Tab 8, p.528. Whitehead at % 3211.5–40; Minty at T 3316.50–3317.31.

[33]	See Ex 252, paras 5.2.4, 5.4.2(4); and JHI NV Initial Submissions on Terms of Reference 2 and 3, paras 13.1.51 – 13.1.55, which may be accepted.

[34]	Shafron, Ex 17, para 142; T 1710.41 – 1711.28; 1759.50–1760.37; Minty, T 819.29–820.19.

cent.35 A one-percentage point reduction in the discount rate would increase the assessment by more than 10 per cent.

18.27 The second factor is that Trowbridge’s February 2001 Report was prepared without reference to James Hardie’s claim data from April to December 2000 (inclusive) (“the Current Data”). It showed a marked deterioration in James Hardie’s exposure. This was made clear by Mr Attrill’s “Operating Plan Review” document discussed in the previous Chapter.

18.28 There can be no real doubt that access to the Current Data would have had a significant impact on the Trowbridge assessment. Trowbridge’s view, expressed in September 2001, was that access to the Current Data would have been likely to cause them to adopt higher claim number assumptions (up around 30 per cent using Berry High) and higher mesothelioma claim cost assumptions (up from $180,000 to $230,000), among other changes.36

18.29 Overall, the impact of the changes would have been, according to Trowbridge, to increase the 20-year assessment from $286m to $373m and the total assessment from $322m to $437m.37 Increasing that figure to allow for a lower discount rate (6 per cent, producing $486m38) and superimposed inflation (at 4 per cent - a 58 per cent increase) would produce an outcome of the order of $767m.39

18.30 This number can be seen to be the estimate Trowbridge would have been likely to have given if the Current Data had been made available, if it had not been constrained as to the choice of a discount rate, and it had not regarded the nature of the task it was undertaking as requiring it to leave superimposed inflation out of account.40 It is still a central estimate and thus not an estimate of sufficient probability to permit confidence that a fund of that size would be sufficient to pay all claims.

18.31 The evidence of Mr Wilkinson confirmed that the Current Data would have been of significance. On the strength of it, he would have increased his assessment

[35]	Wilkinson, T 3408.40–3409.14.

[36]	Ex 3, Vol 3, Tab 6, p.470.

[37]	Ibi, p. 472.

[38]	Ibid, p. 472.

[39]	Minty, T 3301.19–3305.44; 3313.10–3314.10.

of the liabilities as at February 2001 by about 50 per cent, from $694.2m to $1044.5m.41 A further adjustment to reduce the discount rate to 5.9 per cent would increase the amount by a further 15 per cent42 to produce a total of $1,210m.

18.32 That figure may be compared with the figure of $767m for Trowbridge. It represents the figure KPMG would have adopted in February 2001, unconstrained by instructions as to the discount rate, and with access to the Current Data. Again it is a central estimate, inappropriate for establishing a separate or closed fund like the MRCF.

18.33 The difference between the KPMG figure ($1,210m) and the Trowbridge figure ($767m) is largely attributable to their different estimates of future claim numbers, that is, the use of different “curves” to project the likely claims. In my opinion, and with the benefit of hindsight, it is clear that KPMG’s retrospective assessment of claim numbers is more accurate, though still conservative.

[40]	Minty, T 3301.19–3305.44; 3313.10–3314.10.

[41]	Ex 252, p. 86.

[42]	T 3408.45–3409.14; cf Ex 252, p. 72.

Chapter 19 – The“Twelfth Cash Flow Model”

A. Structure of the Model

19.1 The Twelfth Cash Flow Model was the latest in a series of such exercises which Mr Steven Harman, the James Hardie Financial Controller, had begun developing in August 2000 to assist in the restructure planning for Project Green. 1 His analysis underwent further development and iterations as the Trust proposal gathered pace. 2 A copy of the Twelfth Cash Flow Model is Annexure M.

19.2 The Twelfth Cash Flow Model, as drawn by Mr Harman, consisted of five pages:

(a)	The first lists the “Assumptions” used in the preparation of the calculations in the models on the fourth and fifth pages.

(b)	The fourth page shows the assumed inflows and outflows of funds to the Foundation during a period of a little over 50 years using:

(i)	Trowbridge’s “Most Likely Scenario”; and

(ii)	an earnings rate of 11.7 per cent per annum on the Foundation’s funds from time to time available for investment.

(c)	The fifth page performs a task similar to that of the fourth page, but uses:

(iii)	Trowbridge’s “High Scenario”; and

(iv)	an earnings rate of 14.55 per cent per annum rather than 11.7.

(d)	The second page showed the assets that would be left in the Foundation at the end of periods of 10, 15, 20, 25, 30, 40, 50 and 51 years:

[1] Ex 68, para. 14.

[2] Harman, Ex 68, para. 19.

(v)	assuming Trowbridge’s Most Likely Scenario; but

(vi)	in addition to the 11.7 per cent, at rates of 9.7, 10.7, 12.7 and 13.7 per cent.

(e)	The third page used both the 11.7 and 14.55 per cent earnings rates, and showed the assets remaining in the Fund after 15, 20, 30, 40 and 51 years at each such earnings rate, assuming both the Most Likely Scenario and the High Scenario.

(f)	When presented to the JHIL February 2001 Board Meeting the fifth page appears not to have been included, although results showing from the fifth page were included.

19.3 Notable features of the Twelfth Cash Flow Model were:

(a)	The second page appeared to indicate that using the Most Likely Scenario but taking a pre-tax rate earnings rate on investments as low as 9.7 per cent, the Foundation would still have in excess of $48m funds after 20 years.

(b)	At 11.7 per cent, there would be nearly $159m still left after 20 years and more than $38m left after 51 years: second and fourth pages.

(c)	Even on the High Scenario, and using an earnings rate of 11.7 per cent, the fund would still have nearly $149m at the end of 15 years, although by the end of 20 years it would be in debt to the tune of $5.47m: third page.

19.4 These predictions, of course, have proved to be wildly optimistic. To take the principally used prediction by way of example, it is absolutely extraordinary that a body which, on the “most likely scenario” and using an earnings rate of 11.7 per cent, should have had $38,586,000 after 51 years, is now facing the prospect that its funds will be exhausted after about six years.

19.5 To see how this might happen one needs to understand the Model. The starting point is found in its fourth and fifth pages.

19.6 The terms “Most Likely Scenario” and “High Scenario” reflect some of the figures which were supplied to Mr Harman by Mr Marshall of Trowbridge on 9 February 2001 (Sydney time). Mr Marshall had sent what he described in his covering email 3 as:

“... three claim number projection scenarios as follows:

Current Scenario: the current projected claim numbers for all claim types

Best Estimate Scenario: a best estimate projection which takes the Berry Medium for meso, a basis which is discussed in more detail below for non-meso and the current basis for Workers’ Compensation

High Scenario: Berry High for meso, Berry Medium for non-meso and current basis for Workers’ Compensation”

19.7 The figures supplied by Mr Marshall were given as both discounted figures and undiscounted figures. They reflected the outgoings that Trowbridge estimated Coy and Jsekarb would expend each year on asbestos claims by way of court awards, settlements and legal costs. They were the net figures after taking into account insurance recoveries, but they did not take into account amounts to be received pursuant to the settlement with QBE. 4

19.8 Mr Harman used Trowbridge’s undiscounted figures for the years 2001 to 2050. The figures can be seen in the three right columns on each of the fourth and fifth pages of the Twelfth Cash Flow Model under the headings “Current”, “Best Estimate” and “High Estimate”. On the fourth page, the “Most Likely Scenario and earnings rate of 11.70%”, the Trowbridge “Best Estimate” is used. The figures appear in Column j, the column headed “Cash depletion asbestos litigation”. On the fifth page, the “High Scenario and earnings rate of 14.55%” the Trowbridge High Scenario figures appear in Column j, again under the heading “Cash depletion asbestos litigation”.

19.9 Perhaps it does not matter much in the end, but the Trowbridge figures have been “postponed” by a year in the two Scenarios. For example, the Trowbridge undiscounted figures for 2001 were:

(a)	Best estimate $22,308,311

[3] Harman, T 1260.49–.55. [4] Ex 68, Tab “I”.

(b)	High estimate $22,406,154

but in Mr Harman’s calculations they are shown as the figures for the 2002 year, the postponement being repeated for succeeding years. For the six months to 31 March 2001, Mr Harman worked on a figure of $16.3m. That appears to be a figure assumed by him from information conveyed by management accounts 5 and indirectly by Mr Shafron or Mr Attrill. 6 Mr Harman said he had been concerned that $16.3m for a half year did not sit well with the estimate of $22.306m he used for the year ending March 2002. As I have said $22.3m was actually Trowbridge’s “Best Estimate” figure for the preceding year, and it sat even less well with an actual half-yearly outgoing of $16.3m. However, Mr Harman said that it had been explained to him by Mr Morley that the $16.3m was the result of some large cases 7 and that “it wouldn’t be anticipated that that sort of figure would be represented in the 2002 financial year, in other words the $16m was a one-off”. 8

19.10 Mr Harman’s evidence that it was his belief that the $16.3m was a one-off does not sit well with his email of 23 February 2001 to two members of his staff, Greg Evans and Beverly Cooper, the email being copied to another member of his staff Lyndal Hoare, and to Mr Macdonald, Mr Shafron and Mr Morley. The subject of the email 9 was the closing accounts for Coy and Jsekarb, i.e. the accounts as at 15 February 2001. The email dealt with four particular matters and then concluded:

“Can you please ensure that I review the Coy and Jsekarb accounts before they are passed to anyone external (which of course includes the Foundation). Obviously we want to ensure that they show assets which, when added to the $78.9m off balance sheet receivable for the indemnity, arrives to at least $293m. Also, we want to accurately reflect (re: minimise) JHIL’s asbestos costs for the 10.5 months.”

19.11 When Mr Harman was asked about this document in his oral evidence, he said: 10

RUSH: “Q. You go on to say “also we want to accurately reflect (re: minimise) JHIL’s asbestos costs for the 10.5 months”. What is that meant to indicate to the people you sent the email to?

[5] T 1260.38–.44, T 1261.3–.34. [6] T 1261.36–.47. [7] T 1273.53–1274.19. [8] T 1274.49–.54. [9] Ex 75, Vol 8, Tab 135, p. 2990. [10] T 1281.38–49.

A.	It was intending to indicate, we wanted to make sure we had an accurate recording of the asbestos costs.

Q.	Why wouldn’t you say you wanted an accurate recording then? Why put in “re: minimise”, that would lead to an inaccurate recording, wouldn’t it?

A.	No, accurately reflect is the sense I was trying to convey.”

I found the manner in which Mr Harman gave evidence on this point unsatisfactory, and said: 11

“COMMISSIONER: Q. I have great difficulty with that, Mr Harman. Why do you say “read: minimise” as meaning “accurately reflect”? I expect a rather better answer than the one you last gave.

A.	I was conscious that the asbestos costs for the 10.5 months would appear in the James Hardie Industries’ accounts whilst it’s under control of the James Hardie Industries. I was anxious to have a correct cut-off, a correct accounting, but erring on the side of not minimisation, it is an unfortunate word, but trying to accurately reflect the costs of the cut-off.

Q.	Is that the best answer you can give?

A.	I think so, yes Sir.

RUSH: Q. I just want to put it to you directly, Mr Harman, that you were directing your staff to inaccurately go about their work in relation to the accounts?

A.	No Sir, I was directing them to accurately reflect.”

19.12 I am not prepared to accept Mr Harman’s explanation on this aspect. I formed the impression that he was conscious that the “asbestos costs for the 10.5 months” had been at a rate much higher than those used in the materials at separation and was seeking to ensure that as much as possible of those costs would be attributed to the period after 15 February. As the short history of the Foundation has demonstrated, the level of asbestos outgoings was, of course, a critical assumption in determining the life of the Fund.

19.13 Returning to the fourth and fifth pages in the Twelfth Cash Flow Model, in addition to the outgoings for asbestos litigation, Mr Harman’s model took account of the future running costs of Coy and Jsekarb, which were estimated under the heading “Cash depletion running costs” in Column i. These were the same in each Scenario.

19.14 As to incoming funds there were several sources. One was rent from the properties leased to James Hardie operating companies. It was set out in Column f, the

[11] T 1281.55–T 1282.14

figures being the same in each Scenario. Mr Harman worked on the assumption that the properties would be sold at March 2025 and the proceeds invested.12 That is why the rental receipts cease at that point, and why a capital receipt of $99.307m is at the same time recorded in Column l.

19.15 The payments to be made as interest on the intercompany loans made by Coy to JHIL were a second source of incoming funds. The interest was recorded in Column g. The payments were to be made until 2007, and were diminishing in the years preceding 2007 because of repayments of the principal of the loan. The repayments appear in Column n. Again, as one might expect, the figures in Columns g and n are the same in each Scenario.

19.16 The third source of incoming funds was the QBE settlement. The amounts to be received were a little in excess of $3m per year until the year 2015. They are in Column h2, again for the same amounts in each Scenario.

19.17 The fourth source consisted of the amounts to be received pursuant to the Deed of Covenant and Indemnity. Those amounts were a total of $5.575m per year for seven years, with a balloon payment of $73m in 2008. Again these figures were the same in each Scenario: see Column h3.

19.18 Finally there was the income on investments, worked out at earnings rates of 11.7 per cent and 14.55 per cent respectively. The results appear in Column k.

19.19 In summary, the model forecasted various cash inflows and outflows associated with the assumed assets and liabilities of Coy and Jsekarb, 13 the anticipated cash inflows to be generated by:

(d)	repayments by JHIL of principal on an existing loan made to JHIL and interest on that loan;

(e)	rent on properties occupied by James Hardie Australia and other companies under long-term leases;

[12] Ex 68, Tab “H”. [13] Ex 68, paras 25–26.

(f)	a series of payments by JHIL in consideration for an indemnity in favour of JHIL;

(g)	the QBE annuity stream;

(h)	interest on assumed investment balances;

and the anticipated cash outflows to be generated by:

(i)	administrative running costs of Coy and Jsekarb;

(j)	asbestos-related outlays as forecast by Trowbridge; and

(k)	a matter not earlier mentioned, a $1m per year (inflated) sinking fund for refurbishment and renewal of buildings.

B. The key assumptions underlying the Model

19.20 It will be appreciated that the integers used in the Model were almost all fixed. The amounts being repayments of principal on the loan, interest on the loan, rent on the leased properties and the QBE annuity stream were all fixed (or within defined parameters). So too were the assumed running costs and the sinking fund. That left two variable features: the Trowbridge projections and a prediction as to future earnings. 14 The prediction as to future earnings depended on the amount available for that purpose, and on the earnings rate applicable. The amount available would itself be dependent, of course, upon the amount of additional funding which JHIL was prepared to provide. Once that was determined, however, the figures for future earnings on investments would depend on the earnings rate, or rates, selected.

19.21 There has been a substantial challenge on the appropriateness of the selection of 11.7 per cent earnings rate in the Model, and to whether that selection was made bona fide. I deal with these matters below, but it needs to be remembered the 11.7 per cent rate did not apply to all the assets of the Foundation, but only to the portion available for investment at any time. So used in the Model, those amounts were:

[14] Harman T 1297.8, Morley T 2245.20; JHI NV Initial Submissions para. 8.2.2.

($000)
YEM 02	51,180
YEM 03	50,668
YEM 04	64,597

19.22 It has been submitted on behalf of JHI NV/ABN 60 that15 the table below compares the interest which would be earned on those amounts at 11.7 per cent per annum and 7 per cent per annum (the lowest rate mentioned by Mr Minty):

	Funds invested	Interest earned at 11.7%	Interest earned at 7.0%
“	($000)	pa	pa
YEM02	51,180	5,988	3,583
YEM03	50,668	5,928	3,547
YEM04	64,597	7,558	4,522
		19,474	11,651”

10.1 No allowance is made for the compounding of interest in the above table, however, it is clear that the difference of $7.8m does not explain the shortfall currently faced by the Foundation.

19.23 I agree with that submission, in the sense that the selection of the 11.7 per cent could not, by itself, have been the cause of the present state of the Foundation’s finances. That does not prevent it, however, from being a possible contributing cause.16

C. Reliance on Trowbridge

19.24 As noted above, the Model was based on two key assumptions: the Trowbridge projections and a prediction of future earnings.17

19.25 In relation to the Trowbridge projections, the Model assumed that the Trowbridge numbers were reliable and comprehensive18 and that the Trowbridge “best estimate” indicated the most likely outcome involving a substantial probability or

[15] JHI NV Initial Submissions paras 8.2.6, 8.2.7.

[16] On any view, the Foundation would require a lot of cash in its early years to pay out claims and costs.

[17] Harman T 1296.33–1297.10, Morley T 2245.20; JHI NV Submissions para. 8.2.2.

[18] Harman T 1297.

likelihood. 19 In his evidence to the Commission, Mr Harman accepted that he was aware that the Trowbridge estimates in earlier years had been considered by JHIL insufficiently reliable to be used for the purposes of JHIL’s accounts; 20 he was unable to point to any very credible reason why there was any sudden change to their reliability in February 2001. 21 Mr Morley was also aware of the uncertainty attached to the Trowbridge estimates.22

D. Use of the the 11.7 per cent per annum earnings rate for a period of 51 years

19.26 To assume an earnings rate of 11.7 per cent per annum for a short period may, or may not, be appropriate. To assume such a rate year by year for 51 years in respect of a fund which is to have no additional infusions of capital (other than those already taken into account in the Model) seems, at first blush, a large assumption. Even larger would be the assumption of a rate of 14.55 per cent.

19.27 The assumption as to the estimated future earnings rate itself came from James Hardie.

19.28 I note that an early model produced on 4 January 2001 by Mr Harman and sent to Mr Shafron (copied to Mr Morley, Mr Cooper and Mr Sweetman) used an earnings rate equivalent to the overdraft rate of 8.1 per cent 23 and that on 19 January 2001, Mr Minty of Trowbridge suggested to Mr Shafron and Mr Morley that commercial rates of return would be 7, 8 or 9 per cent. 24 It is suggested by JHI NV/ABN 60 that Mr Minty’s observations were “apparently casual remarks” on which I should not place any weight 25, but Mr Shafron asked Mr Minty to express a view on these topics in a professional capacity, and was asking him for the purpose of the exercise which ended

[19] Harman T 1298.46–.50.

[20] T 1301.22–25.

[21] Harman T 1301.27–31.

[22] Morley T 2248.51–55.

[23] Ex 121, para. 175, Tab 75.

[24] Shafron Ex 17, para. 142, T 1710–1711; Minty T 819; Initial Submissions of Counsel Assiting, Section 2, paras 32–36, para. 142.

[25] JHI NV Initial Submissions para. 8.6.1.

as the Model. 26 Mr Minty was present at the discussion. I do not see why Mr Minty’s views on the topic may not be taken into account. 27

19.29 When the first Model using the Trowbridge data was prepared on 7 February 2001 and sent by Mr Harman to Mr Morley, 28 it used earnings rate of 10 per cent, 12.5 per cent and 15 per cent.

19.30 The Model itself provides one comparator: the loan from Coy to JHIL. It was being regularised – in the sense that its terms were being settled and documented – at the time of separation. The rate chosen was 8.13 per cent per annum. A rather obvious question was why 8.13 per cent would be chosen for the loan from Coy to JHIL, but 11.7 per cent should be assumed for other investments Coy might thereafter make.

19.31 Mr Shafron said that he did not think he had a view at the time, 29 and that he was not able to shed light on why different rates were chosen for the interest on the loan to JHIL and as the earnings rate assumed on the Foundation’s investments.30

19.32 Mr Donald Cameron, an outgoing director of Coy and Jsekarb, could also offer no very satisfactory explanation for the difference, other than a suggestion that the interest rate for the loan approximated the bank overdraft rate James Hardie would have had to pay for funds. His evidence was:

“Q.	The loan that Coy had with formerly related companies with the group attracted interest at the rates of 8 per cent, a little bit more, 8.1 or thereabouts?

A.	Approximately that, yes.

Q.	It was an unsecured loan to a corporate?

A.	Yes.

Q.	Repayable by instalments over five years?

A.	Yes.

Q.	I think I am right in saying, no provisions for it to be accelerated in the event of a material adverse event in the life of the corporate?

A.	I’d need to check that.

[26] Shafron T 1710.30–1711.27.

[27] The JHI NV Initial Submissions, (at para. 8.6.1) suggested that it is not apparent whether Mr Minty’s figures were pre-or post tax. My understanding of both his and Mr Shafron’s evidence was that Mr Minty’s earnings rates were pre-tax.

[28] Ex 121, Tab 98.

[29] T 1762.16–25.

[30] T 1762.42–58.

Q.	I’ll come back to that. At any rate, an unsecured loan to a corporate, even James Hardie, in 2001 was not a gilt-edged investment, was it?

A.	No, it approximated the overdraft rate that James Hardie would have had to have paid for funds.

Q.	But James Hardies’ overdraft presumably was secured, wasn’t it?

A.	No, not secured.

Q.	If you had reasonable confidence as a director of Coy that by investing in the fashion implied by Mercer and Investech and so on in the reports that you could get an 11.7 per cent year in/year out average return, why would you as a director of Coy think it appropriate to lend money at 8.13 per cent to James Hardie?

A.	I really can’t recall what my thinking was in that regard.”

He went on to say: 31

“Q.	The truth is, Mr Cameron, that the loan as far as you were concerned was a given, wasn’t it?

A.	It was, and that was built into the model at the rates that were there.

Q.	But there was no question that you were going to execute the deed of loan on behalf of Coy, was there? Mr Shafron or Mr Morley asked you to do it and you were going to sign?

A.	Well, it would have been in any event inappropriate to have a third party have a loan without a loan agreement, so whether they’d said it or not, it was the right thing to do.

Q.	No –

A.	– to formulate a loan agreement.

Q.	This might be difficult and I am sure my questions aren’t putting it as clearly as they might, Mr Cameron, but if you try to think about the position from the perspective of James Hardie and Coy Proprietary Limited, just before you signed the deed of loan, it could have immediately demanded repayment of all the monies then advanced to other companies in the James Hardie Group, isn’t that right?

A.	I understand that to be the position as I recall.

Q.	And having done so, could have invested the money, on your view of things, at 11.7 per cent in the investment market, is that right?

A.	That’s what I said.

Q.	And that would have been, on your view of things, clearly a much better option for James Hardie, Coy Proprietary Limited, correct?

A.	Had they received the money and invested it, yes.

Q.	And the only reason that didn’t happen was that as far as you were concerned, it was a matter for James Hardie Industries Limited to decide how much would

31 T 647.52–648.44.

be left owing by it or its subsidiaries to Coy, and once it had made that decision, that loan would be documented, isn’t that right?

A.	That’s right.

Q.	And you exercised no independent judgment about that?

A.	About the amount or –

Q.	About the amount.

A.	No, no, I – there was an amount repaid and there was an amount still outstanding.”

19.33 It seems really very clear that the 8.13 per cent rate was selected when documenting the JHIL borrowing from Coy because it was the rate at which it suited JHIL to pay. The 11.7 per cent was selected as the earnings rate for other reasons.

19.34 The credibility of the selection of 11.7 per cent as the earnings rate is also affected, rather adversely in my opinion, by the fact that it was not selected because it was an appropriate rate. Rather it was selected because it was the earnings rate necessary to be applied to arrive at a fund which would still have some assets at the end of 50 years. That rate having been identified, it was then sought to justify it. The submissions on behalf of JHI NV/ABN 60 urge against that view. They point to the fact that other earnings rates, both above and below 11.7 per cent, had been used and that whilst 11.7 per cent was in fact the earnings rate necessary to assure a fund which would last for 50 years on the Trowbridge projections, it is too narrow a view to trust it as selected for that purpose. 32

19.35 In this regard, Mr Harman’s statement 33 said:

“48 On Wednesday 14 February 2001, I was requested to run the Model to ascertain the lowest rate of return that would still keep the trust solvent for 50 years, at the Best Estimate Trowbridge projections. I do not recall who made the request. I ascertained from the Model that such a rate of return was 11.7%, which was within the range calculated by Mr Morley and myself.”

Wednesday, 14 February 2001 was the day before the JHIL Board meeting approving separation.

19.36 In his oral evidence Mr Harman expanded upon this part of his statement: 34

[32] JHI NV Initial Submissions para. 8.3.1–8.3.3; Reply Submissions para. C3.1, 3.2. [33] Ex 68, para. 48. [34] T1268.30–1269.18. See too Mr Morley’s evidence at T 2246.22.

“Q.	How many different figures did you try before you found that gave the answer of 11.7?

A.	There were many iterations of the model.

Q.	So when we look then at the page that’s got 9.7 through to 13.7 as the investment earnings rate, is the position that by using a number of different rates at 11.7 as being the closest one, that would leave a figure after 51 years which was a positive figure?

A.	That’s correct.

Q.	And then the other figures, the other columns, are they there to indicate what the position would be if you went 1 or 2 per cent either side of 11.7?

A.	That’s right, so we could assess the sensitivity of the interest rates.

Q.	Now if you had gone to say 11.6 rather than 11.7, would that have had the result that it would show a negative figure at the end of that period?

A.	I expect it would been negative at the end of 50 years, yes.

Q.	So is it right to say that 11.7 was the figure that was the first per cent, to the first 10 per cent of 1 per cent that put you with a positive figure at the end of that period?

A.	That’s correct.

Q.	Why was it that you were looking for a positive figure at the end of that period?

A.	Because I was being asked to demonstrate what the earnings rate would have to be given the assets in the fund and the proposed, and the expected outgoings, what the earnings rate were to be.

Q.	So is it right to say then that the 11.7 figure was a rate that was selected not because of its inherently appropriateness to anything else other than to arrive at the figure which was positive at the end of the 51 years?

A.	That’s correct, but it was then compared to other historical earnings rates to assess whether it was reasonable.

Q.	But the initial selection of it was to arrive at a positive figure?

A.	Yes.”

19.37 As that evidence implied, the adoption of this course gave rise to a need to justify – after it had been selected for other reasons – the earnings rate of 11.7 per cent. This was later referred to by Mr Harman in his evidence: 35

“Q.	Your method of procedure in relation to the model was to work out the earnings rate that had to be achieved in order for the fund to pay all its liabilities, that was the first step?

A.	Yes.

[35] T 1308.46–1309.47.

Q.	And the second step, having established that that number was 11.7 per cent as an average forever, was to see if there was some support for the conclusion that that was a plausible earnings rate, on average, forever, is that right?

A.	That’s what I was asked to do, yes.

Q.	... Now let’s just go back a little bit. The second stage of your process was to try and see if the 11.7 per cent future earnings rate on average fifty years was a plausible assumption, isn’t that right?

A.	That was reasonable, yes.

Q.	What evidence did you use to form the conclusion that it was a reasonable assumption?

A.	It was the materials which Mr Morley obtained which I showed in my witness statement.

Q.	So it all comes down to tab K, is that right, is that it?

A.	Yes, it’s Mr Morley who was looking after the investment earnings side of things.

Q.	Well we need to be clear about this. Did you form a view yourself about the plausibility of 11.7 per cent, or did you simply put it in there because the model required it and Mr Morley said “yes we’ll run it with that”?

A.	I formed a view that it was within a reasonable range because it actually had occurred historically.

Q.	All right, so you had a view. If you had a different view, you wouldn’t have been happy with the model going out in that form would you?

A.	No I wouldn’t.

Q.	In forming your view, you relied on tab K, is that it?

A.	Yes.”

19.38 “Tab K - Annexure K to Mr Harman’s statement - was a Towers Perrin “Superannuation Pooled Funds Survey for the period ended 31 December 2000”. The document shows the after tax returns, over periods of 3, 5 and 10 years for Capital Stable, Below Average Volatility, Average Volatility and Above Average Volatility Funds. Mr Harman in his statement described the course which he took in relation to justifying the 11.7 per cent: 36

“44	So that the modelling could advance whilst awaiting the outcome of the UBS Warburg research, and at Mr Morley’s direction, Mr Morley and I undertook the exercise of calculating the weighted average rate of after tax index returns for 3 year, 5 year and 10 year periods, using data from attachment K. The exercise is summarised in attachment M. It was assumed for this exercise that an appropriate asset allocation to adopt for JH&Coy’s investment portfolio was 25% Australian fixed interest, 35% overseas shares and 40% Australian shares. No further investment allocation to property was assumed, given JH&Coy’s

[36] Ex 68, paras 44–47.

already substantial land and buildings portfolio, which was the subject of specific rental income projections in the Model. These calculations resulted in after-tax average rates of return of 11.3%, 12.8% and 13.2% over 3 year, 5 year and 10 year periods respectively.

45	Separately, the asset weighted after tax earnings rate for average volatility superannuation pooled funds surveyed by Towers Perrin was reviewed. As shown in attachment K, this shows after-tax average rates of return of 10.0%, 11.2% and 11.6% over 3 year, 5 year and 10 year periods respectively.

46	As these average rates of return were after tax returns, the effect of the 15% rate of tax applicable to superannuation funds had to be reversed by dividing by 0.85 to arrive at a before tax rate of return, consistent with the logic used in the Model. Taking the after tax average volatility data (the arithmetically lowest set of numbers), this resulted in before tax rates of return from 11.7% to 13.6%. over the 3 year to 10 year periods respectively.

47	I consulted with PwC Sydney Tax Services to establish whether the relevant companies would be in a tax paying position, in order to determine whether an allowance for tax outflows should be included in the Model. PwC Sydney Tax Services calculated that, based on the Model:

a.	during the early years, when there are significant cash inflows through a combination of loan principal receipts and indemnity receipts, there would be no need to realise investment earnings and thereby create a tax liability; and

b.	in subsequent years, when the deferred investment earnings are realised, there would be sufficient accumulated losses from litigation and other outgoings to shelter the taxable investment earnings.

This conclusion, that no tax payment outflows need be included, was listed as one of the Model’s underlying assumptions in the cover sheet attached to the Model.”

19.39 The primary responsibility for selection of the 11.7 per cent earnings rate was borne by Mr Morley. He sought to judge the rate for plausibility on the basis of historical information he had consisting of Towers Perrin figures referred to above. 37 As matters unfolded it emerged that James Hardie did not obtain any independent expert to estimate future earnings rates for a fund of this kind. Although Mr Morley asked UBS Warburg to do so, 38 they ultimately declined to do so,39 only providing data about historical rates of return. When UBS Warburg declined, Mr Morley formed the view that his analysis of the historical rates was sufficient. Mr Harman did not disagree.

[37] Ex 121, Vol 7, pp 2925–6.

[38] Sweetman T 1325.29–.56; Morley T 2249.16.

[39] Sweetman T 1326.8–26; Morley T 2249.16–18, T 2249.39–.41. Mr Sweetman’s explanation was that it was outside the scope of their business.

19.40 Whilst I accept that various earnings rates had been used in earlier versions of the Model, I formed the clear impression from the evidence of Mr Harman and Mr Morley that the 11.7 per cent earnings rate was a result of an assumption as to the amount and timing of the additional funding to be provided to the Foundation. I am sceptical of the view that it was regarded bona fide as an, or the, appropriate rate, to be used in the calculations.

19.41 However, whatever might have been Mr Harman’s views in February 2001, he agreed that the data which was available was an insufficient basis to adopt an earnings rate of 11.7 per cent per annum for the Foundation for 50 years.40

“SHEAHAN: Q. ... As you sit there now, you know that this data is an insufficient basis for forming a conclusion that it is reasonable to expect the Foundation to earn 11.7 per cent per annum on average for fifty years from its investments, isn’t that right?

A.	That is right.”

19.42 Mr Harman went on41 to seek to justify the adoption of the 11.7 per cent figure by comparing the Foundation to a superannuation fund. He expressed the view42 that the exercise “was done with the best data we could get and ... the expectation was UBS Warburg would write a report”.

19.43 This was one of a number of occasions in which Mr Harman stated that he understood that expert advice was being obtained from UBS Warburg in relation to the appropriate investment earnings rate43. That had been perfectly true but by the date of the Board meeting of 15 February 2001 Mr Harman knew that UBS Warburg was not going to give a report on that topic:44

“Q.	And you understood at that time, 15 February, that UBS Warburgh (sic) was declining to do a report about future earnings rates because it wasn’t within their professional expertise to give such an opinion, isn’t that right?

A.	I was aware they were not going to give a report, I wasn’t aware of the reasons they were being unwilling.”

[40] T 1310.21–27. [41] At T 1310.29–1312.29. [42] T 1312.30–39. [43] T 1306.34–.42, T 1308.10–.14, T 1310.10–.16, T 1316.40–.42. [44] T1308.25–.32.

19.44 A further feature was that Mr Harman’s models made no allowance for volatility in relation to claims or investment returns, the only allowances in that regard being simply to use Trowbridge’s High Estimate as well as the Best Estimate, and to risk the Model at different interest rates, the rate remaining the same for the whole period. These were matters which both Access Economics and PricewaterhouseCoopers – to whose reports I shall come – had regarded as significant weaknesses in the model. Mr Harman said: 45

“SHEAHAN: Q. And volatility in relation to claims and returns, they were areas of inevitable uncertainty, were they not?

A.	Yes they are.

Q.	And you had been specifically warned of the relevance of these considerations by both Access Economics and PricewaterhouseCoopers hadn’t you?

A.	Yes, that’s contained in the reports, yes.

Q.	What did you do to deal with or cater for the warnings that they made in respect of those matters?

A.	I discussed them with Mr Morley when we had the draft report, and he advised me that management was satisfied with the model as it was, I didn’t need to take no further action.

Q.	But you couldn’t have been satisfied with the model as it was Mr Harman, could you?

A.	A more sophisticated model could have been prepared.

Q.	If you had been asked to wager your money on the survival of the Foundation, you would have wanted a more sophisticated model wouldn’t you?

A.	It’s possible, yes.

Q.	You would have wanted a model that answered the criticisms of your model that were made by PricewaterhouseCoopers and Access Economics, isn’t that right?

A.	It’s possible.

Q.	It’s true isn’t it?

A.	Yes it is.

Q.	Your model also didn’t allow for risks, did it?

A.	What sort of risks?

Q.	Well it didn’t allow for the risk that claims history might be worse than anticipated, save to the extent that in a column of numbers on the right-hand side, you had the figures for the Trowbridge high estimate, that was the only respect in which it allowed for that particular risk, isn’t that right?

A.	Not quite accurate Sir. The model, one of the iterations of the model, the attachments to the model, it showed the impact of using those higher—

[45] T 1300.1–51.

Q.	I stand corrected, you’re quite right.

         COMMISSIONER: Q. Just so that it’s clear, the higher what?

A.	The high scenario as is described in Trowbridge.”

19.45 Mr Harman also agreed that his model was not capable of justifying a conclusion that the Foundation would be able to pay all its liabilities. This appears from several passages in his oral evidence. First: 46

“Q.	Given its limitations, it was incapable of supporting a conclusion that the most likely outcome would be that the Foundation would pay all its liabilities, isn’t that right?

A.	It was based on assumptions which were clearly stated. A more sophisticated model could have been prepared, I was not asked to prepare a more detailed model.

Q.	... Given the limitations of your work, I understand you did what you were told to do, given the limitations of what you did, your model was not capable of justifying a conclusion that the most likely outcome was that the Foundation would be able to pay all its liabilities. You would need more, wouldn’t you Mr Harman, to justify such a conclusion?

A.	Indeed a more sophisticated model?

Q.	You would need to do a more sophisticated model and you would need allowance for volatility and risk, for the inevitable uncertainties that your model did not cater for before you could be satisfied that the most likely outcome was that the fund would satisfy all its liabilities, isn’t that right?

A.	The model was dependent on a series of assumptions which were, I believe, transparently laid out.

Q.	Assuming the assumptions to be right, the problem was, I suggest Mr Harman, that the model intrinsically was capable only of identifying for the board a possible outcome, that is it say, an outcome that would occur if all those assumptions were realised in practice, isn’t that right?

A.	That’s correct.

Q.	In order to demonstrate what was most likely to happen, in addition to having a degree of satisfaction about the assumptions as such, you would need to have a degree of satisfaction about whether the funding in the model was enough to cater for the volatility, the inevitable volatility of investment returns and claim incidences, isn’t that right?

A.	In a more sophisticated model, yes.

Q.	And your model didn’t do that, isn’t that right?

A.	Yes, and that can be clearly seen from the model.

Q.	But only someone who was cognisant of the limitations of financial modelling of this kind, who had read perhaps the warnings contained in the PricewaterhouseCoopers’ report and the Access Economics’ report and

[46] T 1303.7–1304.55.

appreciated that your model did nothing in respect of them, would realise that your model didn’t cater for those matters, isn’t that right?

A.	That’s correct.

Q.	Did you know whether the board was going to be put in that position?

A.	No I didn’t.

Q.	You knew that the board was going to be told that your model established, or justified a conclusion I should say, that the most likely outcome was that the Foundation would pay all its liabilities, didn’t you?

A.	My model showed on the assumptions made, that that would occur, yes.

Q.	You knew that the board was going to be told that the model supported a conclusion that the most likely outcome was that the Foundation would pay all its liabilities, didn’t you?

A.	On assumptions made, yes.

Q.	You knew the board was going to be told that, that was the most likely outcome?

A.	I knew the board was going to be provided with a copy of the model.

Q.	You saw the Project Green presentation for the board didn’t you?

A.	Which one is that sorry?

Q.	(Exhibit 42, Mr Cameron’s statement handed to witness.) If you go behind tab number 12 please?

A.	I have it.

Q.	You saw this before it went to the board didn’t you?

A.	Yes I believe I did.

Q.	Go to page 77 in the bottom right-hand corner, you see it has a heading “funds life expectancy/sensitivity” and then “James Hardie modelling” a heading “key assumptions” which is then set out and then the next point “surplus, most likely outcome”?

A.	I see that.

Q.	Given the limitations of your model, that was a somewhat misleading proposition to put to the board wasn’t it?

A.	On those key assumptions, it was a valid outcome, but I take the point about sensitivities.

Q.	The point about sensitivities, you understand, is that even on those assumptions, the question about whether a surplus is the most likely outcome is unanswerable without dealing with the sensitivities and the volatilities, isn’t that right?

A.	I’d agree.”

19.46 There was a real risk in basing expectations of future returns on past returns unless one had regard to the extent to which recent history was typical of the past, or likely to be repeated. That was made explicit in warnings stated in the Mercer survey itself, 47 and Towers Perrin’s survey material provided by UBS Warburg (subsequently confirmed by UBS Warburg in their letter of 19 February 2001, after the February Board meeting). 48

19.47 The reason was explained by Associate Professor Geoffrey Kingston, an expert retained by the Commission. He said that the figure of 11.7 per cent, derived as it was from average performance between 1985 and 2000, was “substantially too high, partly because it reflects the high price earnings ratios that emerged in the equity markets of the 1980s and 1990s, and partly because it inherits five years of the high expected and actual inflation that characterised the 1970s and 1980s”.49

19.48 In Dr Kingston’s opinion, the period 1986–2000 was “exceptional” and using returns based on that 15 years experience was subject to serious deficiencies. The period was too short a span for a projection based on past average returns. It disregarded the forward-looking information about prospective returns. It also disregarded the longer-term outlook for inflation.

19.49 Dr Kingston’s opinion was, to a degree, challenged in the JHI NV submissions 50 on grounds which I thought a little insubstantial but those submissions 51 also noted:

“On the other hand, it is important to remember that he considered the rate of 11.7% used in the model as equivalent to an after tax rate of 7.6%, which is not greatly different to the 6.4% identified by Dr Kingston and very close to a rate that could be identified by the use of assumptions that could reasonably have been adopted.”

19.50 My view that whilst 11.7 per cent may have been capable of justification as an appropriate earnings applicable in February 2001, its unvarying use for a term of 50 years was not justified.

19.51 Speaking a little more generally about the Model, it was capable only of identifying an outcome that would occur if all the assumptions were realised in

[47] Ex 121, Vol 7, Tab 121, p. 2925; Initial Submissions of Counsel Assisting, Section 2, paras 38–39.

[48] Ex 1, Vol 8, Tab 85, Sweetman T 1327.3–15.

[49] Ex 237, p. 11.

[50] JH INV Initial Submissions paras 8.7.1–8.7.11.

[51] JHIN Initial Submissions paras. 8.7.10.

practice.52 The Model did not allow for probabilities, only interest variability.53 Mr Morley acknowledged that where future liabilities could not be reliably measured, the only way to be reasonably confident that they would be met, would be by allowing for a “buffer”.54

E. Expert review of the Twelfth Cash Flow Model

19.52 Mr Ashe and Mr Loosley had met on 7 February 2001.55 On 9 February 2001 at about 2.30 pm Mr Macdonald and Mr Loosley met in Sydney.56 Mr Loosley’s advice dealt with a number of topics, all concerned with the best way of presenting the proposal to interested parties.

19.53 On the next day Mr Macdonald emailed to Mr Baxter, with copies to, amongst others, Mr Shafron and Mr Morley, some observations about the meeting with Mr Loosley. The notes57 included the following:

“Just reviewing my meeting notes.

Overall, Stephen felt our strategy was sound.

1. Media Strategy. In terms of creation of the Foundation Stephen was most concerned that we positioned it properly to the broad media – a very deliberate and consistent media strategy was important. We needed to be available and get to the key people in the first 48 hours – when the issue would likely be won or lost. We should work hard to identify the key catch phrases we would want to repeat and have every stakeholder understand and accept. Some examples were:

•	James Hardie is not running away – it is actually committing to solving this problem.

•	James Hardie has produced an outcome that is fair to all parties.

•	James Hardie has greatly improved the position of future victims of asbestos disease.

[52]	Harman T 1303.33–.39.

[53]	Harman T 1298.53–.56.

[54]	Morley T 2248.41–49.

[55]	Ex 135, para 7.

[56]	Loosley Ex 135, para. 10 and Tab 5. Present also were Mr Baxter, Mr Ashe and Mr Pigott, a PwC employee.

[57]	Ex 145.

•	James Hardie has provided $284M in funding for future asbestos victims – this will support $750M of future payments (based on payout projections from most likely models).

•	James Hardie has structured the Foundation so that the money will be there.

•	James Hardie is not the asbestos problem – it was a small part of the problem (less than 20 per cent).

•	etc, etc...

4. Funding – will it be enough ? and independent verification. Stephen felt the new numbers put us in a very powerful position. We should attempt to get independent verification of the funding outcomes we had modelled (Access Economics, Grant Samuel, PwC were suggestions) so that funding outcomes were not solely on our say so. For example, we should be ready to say “James Hardie’s Board has taken a very responsible and fair approach. They have provided for future victims. Two independent reviews have agreed with James Hardie’s calculations – that in all probability there will be sufficient money for victims.”58

19.54 I shall come to the detail below, but I would note at this point that it was sought to commission three “independent reviews”. They were:

(a)	UBS Warburg in relation to the earnings rate. As noted earlier, WBS Warburg declined to provide the information requested;

(b)	Access Economics;

(b)	PricewaterhouseCoopers.

19.55 It is clear, however, that the two independent reviews which were in fact commissioned or contemplated constituted anything remotely approaching an “independent verification of the funding outcomes”. Nor could any have provided a basis for saying that “independent reviews have agreed with James Hardie’s calculations – that in all probability there will be sufficient money for victims”. Instead what was done was to obtain expert opinion on limited aspects (in the case of Access Economics and PricewaterhouseCoopers on whether the Model was technically sound

[58]	An argument was put that the idea originated within JHIL (JHI NV Submissions, paras 8.5.2.–8.5.3. JHI NV and ABN 60 Submissions in Reply on Terms of Reference 1 to 3, para. C4.1) but the evidence is inconclusive. I shall rely on Mr Macdonald’s contemporaneous email.

and correct) as distinct from whether the outcomes in the Model were probable. Why such a narrow scope of review was determined upon is perhaps a matter of some conjecture. Time pressure may have played a factor; the idea only emerged in the week prior to separation. But whatever time pressure there may have been was self-imposed and took on significance only because it was chosen to best suit the James Hardie timing for separation.59 The detailed steps taken in relation to Access Economics and PricewaterhouseCoopers indicate, it seems to me, that the principal reason was that the management of James Hardie preferred not to have either of those firms express a view on whether 11.7 per cent was an appropriate earnings rate over the 50-year term, or on the ultimate results of the Model.

19.56 After receiving Mr Macdonald’s email – para. 10.48 – Mr Ashe contacted Access Economics and PricewaterhouseCoopers and emailed Messrs Shafron, Macdonald, Morley and Baxter with the following information:60

“Subject: PwC / Access Economics

Both PwC and Access are willing to do the work and can commence Monday morning.

The PwC person is David Brett (8266 8761) – his (sic) is based in Sydney and will be waiting for our call. The Access people are Marnie Griffiths and James Ollnutt (sic) (02 6273 1222). They will also be waiting for our call.”

19.57 Mr Shafron forwarded the message, a minute later, to Mr Harman, with a copy to Mr Morley, adding:

“Subject: FW: PwC / Access Economics

A job for you on Monday – get these guys to bless your model. Thought I better give you fair warning.”

19.58 On Monday, 12 February 2001, Mr Ashe apparently spoke to Ms Griffith of Access Economics and asked Access Economics to undertake “a technical review of the model”. Before further information could be given, however, he required that these

[59]	Morley T 2254, p. 14-19.

[60]	Ex 61, Vol 6, Tab 3. The email bears the notation: “Sent: Thursday, February 08, 2001 10:36 PM”, but it seems likely that Ashe’s computer was on California time, the Sydney equivalent being Friday 5:31 PM.

confidentiality agreements be executed by Ms Griffith, Mr Allnutt and Mr Waterman.61 This was done, and the model was then emailed to Mr Waterman by Mr Harman.62 Mr Waterman was the Access Economics’s officer responsible for carrying out the task, Ms Griffith and Mr Allnutt working under him.

19.59 On 13 February 2001, Mr Ashe emailed Mr Waterman indicating the type of report that was being sought. His email63 referred to “the type of report we are seeking which will give you a good idea of the type and extent of work required”:

“This report comments on a model for estimating future costs in asbestos litigation involving James Hardie & Coy Pty Limited and Jsekarb Pty Limited. Specifically, we are asked to comment on the reasonableness of the model in projecting future cashflows.

Access Economics has reviewed the “forecast JH & Coy Pty Limited and Jsekarb Pty Limited assets and future cash flow” model and finds it to be logically sound and technically correct. The model works effectively by inputting classes of assets, generating predetermined returns on those assets, and deducting management and claims related costs and settlements.

Given the assumptions used in the model and the “most likely estimate” future claims cost scenario as provided by the actuarial firm Trowbridge, the model shows that a surplus of funds will exist after all claims have been paid.

Key variables in the model which we have not checked and on which we express no opinion are:

•	investment earnings rates

•	litigation and management costs

•	future claim costs”

19.60 Late on 13 February 2001 Mr Allnutt emailed Mr Ashe with the views so far arrived at. He said64 they had reviewed the model as presented to us in the email, and:

“First, we have made some alterations to the model

1) We have taken the Trowbridge results and turned them into ‘real’ figures (i.e. remove the inflation component). We can then apply a consistent inflation assumption to these ‘real’ figures.

[61]	Ex 41, Mr Waterman’s Statement, paras 8 and 9, Tabs 1 and 2.

[62]	Ex 41, para. 10 and Tab 2, Ex 41.

[63]	Ex 41, Tab 4.

[64]	Ex 41, Tab 6.

This is necessary because it ensures consistency throughout the model. The original figures had an assumed inflation rate of 4% in the litigation figures, but 3% elsewhere. This significantly alters the results.

2) We have made the ‘return on investment’ figure a ‘real rate of return’. We set the real rate of return to 10.7%, giving a nominal rate of return of 13.7% under the 3% inflation scenario (this then gives consistent results to what we originally had).

The structure of the model itself appears sound, with the possible exception of the two equations that Marnie discussed with you. They probably warrant some further discussion tomorrow.”

     and then continued:-

“However, the model results are highly sensitive to changes in assumptions. This underlines the importance of sensitivity analysis, and ensuring that the assumptions used are realistic. The management of James Hardie needs to be comfortable with these assumptions.

It should also be noted that small changes in inflation/rates of returns at the start of the forecast period can also be highly significant to the results. For example, a poor return in an early year can jeopardise the viability of the entire scheme over the forecast horizon.

The adjustment to the Trowbridge figures means that a nominal return of around 11.2% is required in the ‘worst case scenario’ (8.2% per annum in real terms) to keep assets in the fund. This is still a high figure, especially over such a long period of time. We remain cautious about assuming a relatively high return on assets invested and believe that this is something that James Hardie will need to test more fully.”

19.61 The next day a draft report was sent to Mr Ashe by email. It said:65

“We have reviewed the model as presented to us in your email, and made alterations to the Trowbridge data to maintain consistency in the application of inflation assumptions on future cash flows. The initial data obtained included an assumption of 4% inflation per annum across the forecast period. The model has been adjusted so that the assumed rate of inflation is uniform for all variables. Unless a consistent rate of inflation is used across all relevant variables, the results of the model would be distorted.

The structure of the model itself appears sound for the analytical work for which it has been designed.

As with any modelling of this nature, the results depend importantly on the underlying assumptions, which the management of James Hardie needs to be comfortable with. We have not been asked to provide an opinion on some of the key assumptions, particularly:

•	The investment earnings rate;

•	The inflation rate;

[65]	Ex 41, Tab 7.

•	Litigation and management costs; and

•	Future claim costs.

You have indicated that you are obtaining independent, expert advice on those assumptions. We would like to note, however, some points about the results generated by the model.

It should also be noted that small changes in inflation/rates of returns at the start of the forecast period can also be highly significant to the results. For example, a poor return in an early year can jeopardise the viability of the entire scheme over the forecast horizon. This effect illustrates the importance of performing sensitivity analysis on the results. While returns may average a particular rate over the forecast horizon, the dispersion of returns in individual years can be of critical importance to the final result.

The results depend importantly on the assumption concerning the investment earnings rate. The adjustment to the Trowbridge figures means that a nominal return of around 11.6% is required in the ‘worst case scenario’ (8.6% per annum in real terms) to keep assets in the fund. This is still a high figure, especially over such a long period of time. We remain cautious about assuming a relatively high return on assets invested and believe that this is something that James Hardie will need to test more fully. We understand that James Hardie is seeking separate advice on this issue.”

19.62 Seeing the draft resulted in Mr Harman and Mr Waterman speaking by telephone, the effect of the conversation being that Mr Harman said that James Hardie:66

“did not see the role of Access Economics as including any detailed comments on the assumptions for the model and that was not part of our remit as this was being dealt with by other experts.”

19.63 The consequence of the conversation was that Mr Waterman changed the last paragraph of the draft so that in the final report, emailed to Mr Harman on 15 February 2001, it read:67

“The results depend importantly on the assumption concerning the investment earnings rate. We have not been asked to comment on the specific assumption employed, but it is something that warrants detailed consideration by James Hardie.”

19.64 As Mr Waterman said in evidence,68 notwithstanding the conversation with Mr Harman, he:

[66]	Waterman, Ex 41, para. 18; T499–503.

[67]	Ex 1, Vol 8, Tab 84, p. 2295.

[68]	Ex 41, para. 19 and Tab 3.

“still felt professionally obliged to make the point in principle that the earnings rate was very important and the impact of volatility in that rate in the early years pointed to the need for sensitivity analysis”.

19.65 At PricewaterhouseCoopers, the person principally concerned was Mr David Brett.69 He was contacted by Mr Harman on 11 February 2001,70 and met Mr Harman and Mr Ashe on the afternoon of 12 February 2001 at James Hardie’s Sydney office. Mr Brett has deposed, and I accept, that the following took place:71

“16.	During the course of the meeting, Mr Harman said to me words to the following effect in relation to the report that he wanted PricewaterhouseCoopers to prepare:

“I have prepared a model which is designed to represent cashflows in relation to the proposed MRCF. The purpose of the model is to demonstrate that there is a surplus of funds available to the MRCF when all claims against it have been paid and it has funded research. We want you to bless the model. We need you to comment on the reasonableness of the model in terms of checking it for logical and technical correctness. We do not want you to make any comments on the key assumptions we just want you to review the model to check it’s arithmetically correct. We don’t need you to come up with a new model.”

17.	What is recorded at paragraph 16 does not necessarily represent what was said by Mr Harman at the one time, but it reflects the effect of what he told me during the course of the meeting as to the report that he was seeking from PricewaterhouseCoopers.

18.	At some point during that meeting I asked them a question to the following effect about the assumptions used in the model:

“What is the source of the assumptions about expected claims liabilities?”

Mr Harman replied words to the following effect:

“The expected claims liability assumptions are provided by Trowbridge and those figures are already in our spreadsheet.”

I also asked Mr Harman a question to the following effect:

“What about the other key assumptions?”

To that question he replied words to the following effect:

[69]	Ex 67, para 27.

[70]	Mr Brett in his oral evidence at T1227 expressed the view that 9 February may have been the correct date, but I have doubts about that.

[71]	Ex 67.

“They will be provided by James Hardie. You’re not being asked to review these assumptions. The key assumptions are James Hardies, but we have other professional advisors such as Access Economics.”72

19.66 He also deposed, and again I accept, that what was conveyed to him on the occasion of that meeting was to the effect stated in the first and fourth paragraphs of his report,73 namely:

“I refer to a request from Mr Stephen Harman (Financial Controller) and Mr Steve Ashe (Vice President, Public Affairs) to comment on the reasonableness of a model prepared by Mr Harman which is designed to project cashflows in relation to the proposed Medical Research and Compensation Foundation (MRCF). ‘Reasonableness’ in this context refers to logic and technical correctness given the purpose for which the model has been designed.

We understand that the purpose of the model is to demonstrate to you, the Directors of James Hardie Industries Limited, that there is a surplus of funds available to MRCF when all claims against it have been paid. We understand that the assets and liabilities in question are assets and liabilities held by both JH & Coy and Jsekarb, and that the new entity MRCF will hold an interest in both of these companies. We understand that the plan is to fully fund the outstanding liabilities of the MRCF entity over a period of five years so that once fully funded it will be able to meet all liabilities on its own account.”

19.67 During the course of that meeting Mr Brett was shown an email which dealt with “suggested report wording” and in which it was said:74

“A couple of suggestions:

In particular – I think the use of most likely is better than “best estimate” which can be interpreted as “best case” which it clearly isn’t.

OK?

Peter M

-----Original Message-----

From:	Steve Ashe

Sent:	Sunday, February 11, 2001 7:00 PM

To:	Peter Shafron USA; Peter Macdonald; Phillip Morley

Subject:	suggested report wording

[72]	Access Economics, of course, was being asked not to look at the assumptions.

[73]	Ex 67, Tab 18.

[74]	Ex 67, Tab 2.

     Executive Summary

This report comments on a model for estimating future costs in asbestos litigation involving JH&Coy P/L and Jsekarb P/L. Specifically, we are asked to comment on the reasonableness of the model in projecting future cashflows.

... has reviewed the “forecast JH & Coy Pty Limited and Jsekarb Pty Limited assets and future cash flow” model and finds it to be logically sound and technically correct. The model works effectively by inputting classes of assets, generating predetermined returns on those assets, and deducting management and claims related costs and settlements.

Given the assumptions used in the model and the “most likely estimate” future claims cost scenario as provided by the actuarial firm Trowbridge, the model shows that a surplus of funds will exist after all claims have been paid.

Key variables in the model which we have not checked and on which we express no opinion are:

•	investment earnings rates

•	litigation and management costs

•	future claim costs”

19.68 Confidentiality agreements were executed by Mr Brett and by the other PricewaterhouseCoopers staff to be engaged in the exercise, Mr Oakey and Mr Rabindranath.75

19.69 The model was emailed to Mr Brett by Mr Harman and then worked on by PricewaterhouseCoopers. In the event at 6:30 pm on 15 February 2001 – the JHIL Board meeting had concluded – Mr Brett emailed to Mr Harman the PricewaterhouseCoopers report.76 A draft report had been sent to James Hardie on 14 February.

19.70 The report, in its principal text, said:

“We have reviewed the model referred to above and find that it is logically sound and technically correct, within the limitations imposed by this kind of model. Further on the question of ‘reasonableness’, we have noted below the limitations of the type of model used for the purpose described. Some detailed comment on the components of the model are attached (See Appendix – model components). The model has been verified by reproducing the results provided by JHIL in a spreadsheet we have built ourselves, using your starting balances and assumptions (See Appendix – model results).

[75]	Ex 67, Tabs 5, 6 and 7.

[76]	Ex 67, Tab 18. The report was dated 14 February 2001.

The model generates cash in flows and outflows associated with the assumed assets and liabilities of the companies (referred to in the model as JH & Coy). In general terms, cash in flows are generated by:

•	repayment of a loan made to JHIL and still outstanding

•	interest on that outstanding loan

•	rent on properties occupied by James Hardie Australia and other companies

•	a payout by JHIL that provides an indemnity to JHIL

•	a payout by QBE

•	interest on outstanding investment balances

Cash out flows are generated by:

•	running costs of JH & Coy and JSEKARB

•	costs associated with forecast asbestos litigation

•	$1M per year (inflated) sinking fund for refurbishment and renewal of buildings

The model generates a net cash flow amount at the end of each period (the model uses intervals of one year), which is carried over to determine the investment value of cash and other financial assets at the beginning of the following year. The MRCF entity enjoys positive cash flows in the early years (to 2007), mainly because of repayments of principal by JHIL and payments of interest on the outstanding balance of that loan. In the middle years, say years 2008 to 2042, net cash flows are negative because the expected compensation payouts exceed the income of the entity. The exceptional year in the middle period is 2024, in which the model generates a large positive cash flow because it is assumed that the entire property portfolio is sold. In the final years of the model, annual net cash flows return to positive, as the expected compensation payouts decline and the costs associated with claims administration also decline. Investments in financial assets remain positive for the entire period of the model.

We have not independently verified any of the inputs to the model and model assumptions. In particular, key values and parameters used in the model that we have not checked and on which we express no opinion are:

•	investment earnings rate over the period to 31 March 2053

•	future claims costs (subject of actuary’s report)

•	costs associated with litigation (eg. preparation of defence)

•	other cost of ongoing operations (eg. costs of company directors)

•	interest rate earned on proceeds of loan from JH & Coy to JHIL

•	inflation rate over the period to 31 March 2053 (used for inflating running costs, rent, and property asset values)

The model results are sensitive to these values and assumptions, and we urge the directors to JHIL to satisfy themselves, as to whether the values and assumptions used in the model are reasonable.

We note here some limitations in relation to the type of model used here for the stated purpose, as follows:

•	While the chosen model may demonstrate a surplus of funds available to MRCF when all claims against it have been paid (given the input assumptions), it contains no decision rules on the question of whether the level of funds available at any point in time is prudent or necessary. An alternative model could determine an optimum level of support for MRCF in view of the expected claims against it, consistent with assumptions on say the level of overdraft, liquidity, or net assets as a proportion of forecast claims liability.

•	The chosen model does not systematically explore the risks inherent in the forecast cash flows and therefore asset values. This could be addressed by discounting or by various forms of dynamic modelling (see the following two points below).

•	The chosen model does not recognise the risk-adjusted time value of money, so that distant cash flows effectively carry the same weight in the outcome as near cash flows. In reality, near cash flows (expected claims, rent, etc.) should be attributed more weight in the model than distant cash flows. A discounted cash flow approach would compare the present value of cash in flows against the present value of cash out flows.

•	The chosen model does not deal with the possibility that interest rates, asset values and expenses vary over time and the possible impact various trends might have on the result. The model locks in current rates and values for all time; uncertainty is managed solely by the availability of three scenarios in relation to the cost of claims, and the possibility that different interest rates can apply, but then remain fixed for all time. For example, while a certain class of investment funds might earn a rate of return of say 12% pa on average over a long period of time, it is a characteristic of all except risk-free investment funds that returns vary markedly from year to year – in some years returns may be negative. This concern could be addressed by running a variety of scenarios with possible trends in interest rates, asset values, and expenses. There is a possibility that the worst case scenario in relation to the cost of claims is combined with the most optimistic assumption on earnings. As there is no necessary correlation between the cost of claims scenario and investment earnings, it is reasonable to investigate the possibility that the worst case eventuates in respect of both the cost of claims and investment returns.”

19.71 The Appendix to the report, which dealt with “model components”, noted the following:77

“Item	Value / percentage
Interest rate (paid by JHIL to JH & Coy)	8.13% pa
Earning rate for investment	11.70% pa
Interest on overdraft	11.70% pa
Inflation rate for expenses, rent, land value	3.00% pa
Initial running costs	$2,400,000 pa
Terminal running costs	$100,000 pa
Rent (beyond the term of current leases)	Current rent indexed for inflation (currently at about 7.9% of market value)

We make no comment on the level of assumptions. However, we suggest that the Directors satisfy themselves of the appropriateness of having the earning rate for investment at the same level as the interest on overdraft. The rate forecasts should depend on a range of factors (type and term of investment securities, whether the borrowings are secured, etc.).”

19.72 It is absolutely clear, of course, that neither Access Economics nor PricewaterhouseCoopers was engaged to do more than determine whether the model developed by Mr Harman was satisfactory as a mathematical tool, and that although both Access Economics and PricewaterhouseCoopers were capable of reviewing the assumptions,78 neither firm was engaged to determine whether the underlying assumptions, the critical matter, were justified.

19.73 The evidence of Mr Morley and Mr Harman made it apparent that the work of Access Economics and PricewaterhouseCoopers was not of great significance. As Mr Morley said79:

“Q.	Just taking it a step at a time, you agree with me, do you not, Mr Morley, that when you read this, you appreciated that Mr Loosley’s advice was that there should be external, independent, professional verification of the outcome of your model, not merely its logic?

A.	I can see that reading this, yeah.

Q.	What happened after 10 February to bring about the situation that all you asked PricewaterhouseCoopers and Access to do was verify its logic?

[77]	Ex 67, Tab 18, p83.

[78]	Ex 41, para. 15; Ex 67, para. 25.

[79]	T2252.37–T 2254.19.

A.	I can’t recall the exact conversations, but that was clearly the impression I got that they were going to review the calculations.

Q.	What you got PricewaterhouseCoopers and Access Economics to do was certainly an arid exercise, wasn’t it?

A.	When you say “arid” you mean just looking at the calculations?

Q.	By “arid” I mean pointless. You knew, with complete certitude, before you sent the model to them, that it was logically correct; isn’t that right?

A.	Well, yes.

Q.	You didn’t need their blessing to give you any increase in your confidence on that subject, did you?

A.	No, because the person building the model was an expert in that area.

Q.	Mr Harman was an expert and it was in truth a simple model as financial models go?

A.	Yes.

Q.	So what you asked Access Economics and PricewaterhouseCoopers to do was certainly arid and pointless, was it not?

A.	Well, I didn’t brief them, but that was the - I understand what you’re saying. I agree with what you’re saying.

Q.	If they had been asked to do what Mr Loosley suggested they had been asked to do, their exercises would have had some point; you agree?

A.	I agree.

Q.	They would have had assisted to give you, if they approved of what you were doing, reasonable confidence that all asbestos victims would be paid, correct?

A.	Yes.

Q.	There was also a risk though that they would not approve of the assumptions in your model; isn’t that right?

A.	I can’t say I thought of it like that at the time.

Q.	Is that why they were asked to confine themselves to the logic of the model and to leave aside its assumptions - that you were concerned, at this late stage, that things might come unstuck just as it looked like they were getting to closure?

A.	No, I can’t draw that conclusion.

Q.	Can you think of any other reason why PricewaterhouseCoopers and Access Economics would be invited to indulge in this arid exercise rather than the exercise of substance that Mr Loosely suggested?

A.	Well, the comment - this was all about how we’re going to go to the media and both Mr Macdonald and Baxter wanted to be able to say that at least the work we’d done had been checked out by Access and PwC.

Q.	Mr Macdonald and Mr Baxter weren’t proposing to tell the media that PwC and Access had engaged in an arid pointless exercise of checking logic you were confident was correct; that wasn’t what was being discussed, was it?

A.	Not that I can recall, no.

Q.	Can you suggest any consideration, other than a concern that views sought about the substance of the assumptions might disrupt the progress of the transaction, to explain why PricewaterhouseCoopers and Access were given the limited brief they were?

A.	Well, other than - we wanted to announce this transaction on 16 February.

Q.	Even if that meant that you couldn’t get the benefit of their views to assist you as to your confidence that all victims would be paid?

A.	Yes, I agree with what you say.

            COMMISSIONER: Q. Sorry, I didn’t hear what you said?

A.	I agree with what he’s saying.

      SHEAHAN: Q. You understand, don’t you, that the 16 February date was significant only because it suited James Hardie public relations strategies in respect of this announcement; isn’t that right?

A.	Yes, because that was the reporting date for our third quarter results.”

19.74    JHI NV/ABN 60 have submitted, in relation to Mr Morley’s agreement that the exercises performed by PricewaterhouseCoopers and Access Economics was “arid and pointless”, that:

“C4.3 Not much should be made of Mr Morley’s agreement that the exercise which had been undertaken by PwC and Access Economics was “arid and pointless”: cf. CA, Section 2, [11]. The concession was understandable from his perspective. He was entitled to believe that the model was sound. Moreover, the Commission should be cautious in judging these events with hindsight; no one other than Mr Harman had reviewed the detail of the model (Harman T1263.48) and it is inherently likely that Mr Harman would have seen some benefit in having PwC and Access Economics Reports confirm that the model was logically sound and technically correct (T1263.2).”

I do not accept these submissions. Mr Morley was Mr Harman’s superior. Both men were very interested in the modelling exercise. I thought also that Mr Morley’s oral evidence just quoted was a distinct admission by him that the principal purpose of engaging PricewaterhouseCoopers and Access Economics was cosmetic.

19.75 Mr Harman’s oral evidence also suggested that there was no desire to bring to the Board’s attention any question about the soundness of the use of the 11.7 per cent rate.80

“COMMISSIONER: Q. I think you’re being asked about the observation that it was a high figure, 11.6 per cent, especially over such a long period of time, and the question is, was it your suggestion that that observation be deleted from the final report?

[80]	T 1316 23–58.

A.	It may have been, yes.

SHEAHAN: Q. You told Mr Waterman that Access should keep away from commenting on assumptions because it wasn’t part of their retainer, something to that effect?

A.	My understanding perhaps of their review was to test the logical soundness of the model.

Q.	You told him, having seen this draft, to omit material which involved a commentary on the assumptions because you only wanted him to talk about the logic of the model, is that right?

A.	That is correct, because the earnings rates were being covered by a separate report from UBS Warburgh (sic). That is my understanding at the time.

Q.	Why do you think the board wouldn’t be assisted by knowing Access Economics’ reaction to the assumption as to earnings rates in addition to UBS Warburgh’s? (sic)

A.	I can’t answer that.

Q.	It was information that was clearly of potential value to a person assessing the utility of your model, wasn’t it?

A.	Yes it is.

Q.	Why did you want it suppressed?

A.	Because Access had been asked just to assess the logical soundness of the model and the earnings rate assumptions were being reviewed separately by UBS Warburgh.” (sic)

19.76 As I have foreshadowed, my view of the realities is that it was the desire of JHIL to be able to use the names of Access Economics and PricewaterhouseCoopers in support of the view that the question of funding of the Foundation had been checked by independent experts, sparked by Mr Loosley’s recommendation, which led to the engagement of those firms81. It went nowhere near Mr Loosley’s suggestion that there be “independent verification of the funding outcomes”.

19.77 This view is supported, I think, by the fact that James Hardie’s Corporate Affairs Department, on the afternoon of 15 February 2001, sought from Mr Brett agreement to the terms of a draft of its proposed media release in relation to the establishment of the Foundation82.

[81]	Mr Morley’s evidence at T2251 was to that effect:

	“Q.	Do you recall that the PricewaterhouseCoopers and Access Economic reports came about because of a suggestion that James Hardie should be in a position publicly to say that it had provided for future victims and two independent reviews had agreed with James Hardie calculations that, in all probability, there would be sufficient money for the victims?

	A.	That was my understanding.”

[82]	Ex 67, Tab 15.

19.78 That draft contained the following83:

“In establishing the Foundation, James Hardie sought expert advice from a number of firms, including actuaries Trowbridge, Access Economics and PricewaterhouseCoopers. This advice supplemented the company’s long experience in the area of asbestos and formed the basis of determining the level of funding to meet all future claims.”

19.79 Mr Brett’s response was to ask Mr Harman to change the wording because PricewaterhouseCoopers had not been asked to evaluate the assumptions in the model. Mr Harman “readily acceded to my request”84. In the result the final version of the Media Release was relevantly:

“In establishing the Foundation, James Hardie sought expert advice from a number of firms, including PricewaterhouseCoopers, Access Economics and the actuarial firm, Trowbridge. With this advice, supplementing the company’s long experience in the area of asbestos, the directors of JHIL determined the level of funding required by the Foundation.”

19.80   For the reasons I discuss when dealing with the 16 February 2001 Media Release in Chapter 22, whilst Mr Brett may have been content with the extent of change, that part of the Media Release remained misleading.

F.         Discussion at February Board meeting

19.81   The copies of the model tabled at the JHIL Board meeting of 15 February 2001 – apparently the first four pages of Mr Harman’s model – contained sensitivity analyses for earnings rates varying between 9.7 per cent per annum and 13.70 per cent per annum.85 The February Board papers stated that the cash flow analysis had been “reviewed by PwC and Access Economics”. The Board did not have copies of the reports, and although Mr Harman was present at the Board meeting and had copies with him,86 they were not made available to the Board.

19.82 Mr Morley explained the Model to members of the Board at the meeting and I accept that there was some discussion of the appropriateness of the 11.7 per cent rate. I

[83]	Ex 67, Tab 15.

[84]	Ex 67, paras 35-36.

[85]	Ex 75, Tab 121, p. 2824.

[86]	T 2256.1

accept also that the directors then present at the meeting87 were entitled to form the view, on such material as was provided to them and in their brief acquaintance with it, that the Model was an appropriate way of estimating the future position of the Foundation; making the assumption on which the Model was based.

19.83 Mr Morley’s evidence was that he had conveyed to the Board the limitations on the retainers of PricewaterhouseCoopers and Access Economics. He said:

“Q.	And the next point is analysis reviewed by PWC and Access Economics?

A.	Yes.

Q.	You spoke to this paper?

A.	Yes.

Q.	Did you speak to this part of it?

A.	Yes.

Q.	Did you tell the board that the analysis that had been done by PricewaterhouseCoopers and Access Economics was an arid exercise, it didn’t assist your knowledge or confidence about your model at that time?

A.	I told the board that Access Economics and PWC had only reviewed, and were only asked to review the calculation of the model, that they made some comments about we should get independent advice or review of the assumptions, and then I took the board back through the assumptions that were used. We supplied the board with the sensitivity on various assumptions, and there was a fair bit of discussions about the earnings rate and how we arrived at the earnings rate”.

19.84 In relation to the question of volatility, Mr Morley said88:

“Q.	Did you tell the Board PricewaterhouseCoopers and Access Economics had gone to the trouble of warning you that the model that you employed didn’t make any allowance for the volatility of investment returns or fund expenses?

A.	As I said earlier, yes. My recollection is that I told the Board that PWC and Access Economics were only limited in what they applied, and that we needed to take advice on the earnings rate.

Q.	So I take it you did not tell the board that PricewaterhouseCoopers and Access had both gone to the trouble of warning you that the model did not allow for the volatility of investment returns and expenses?

A.	Well, we covered that when we showed the board—

COMMISSIONER: You are being asked particular questions, if you could answer the question.

[87]	Directors: Mr McGregor, Mr Macdonald, Sir Llewellyn Edwards, Ms Hellicar, Mr Wilcox, Mr Brown, Mr Terry, Mr O’Brien (alternate for Sir Selwyn Cushing), and Mr Gillfillan and Mr Koffel attending by telephone. Mr Morley, Mr Shafron, Mr Baxter and Mr Harman also attended, as did Mr Ian Wilson and Mr Sweetman (WBS Warburg) and Mr Peter Cameron and Mr Robb (Allens).

[88]	T2256.8–2257.43.

SHEAHAN: Q. I take it that you did not tell the board that both PricewaterhouseCoopers and Access Economics had gone to the trouble of warning you that the model did not allow for volatility as regards investment returns and expenses?

A.	My recollection is that I did discuss the fact that earnings could be volatile. But I can’t exactly be sure as to the exact words I used.

Q.	You understand the significance of the warning that had been made by both the experts to be that, even if the earnings rate assumption was sustained over long periods as an average, adverse outcomes, particularly in the early years of a fund like this, could mean it would be unable to meet all future liabilities?

A.	That was pointed out to the board in the sensitivity table, we showed the rates going up or down 11.7 percent.

Q.	The sensitivity table just gives higher and lower average earnings, correct?

A.	Yes.

Q.	It does not deal at all with the problem of volatility, does it?

A.	That’s correct.

Q.	You had been warned by PricewaterhouseCoopers, even on an 11 per cent average, the fund might end up not being able to pay all liabilities, isn’t that right?

A.	On volatility, that’s correct.

Q.	And you knew without being told that investment returns were volatile?

A.	Yes.

Q.	You knew without being told that the claims experience of James Hardie was volatile?

A.	Yes.

Q.	You could have 20 m dollars a year, or 30 m dollars a year, and then maybe 15 the next, that was your understanding?

A.	Yes.

Q.	You knew that as a consequence of those considerations, even if your assumptions were realised as to averages, the fund might end up being unable to pay the victims, didn’t you?

A.	Well, at the time—

Q.	Didn’t you know that?

A.	If the earnings rate went down, it wouldn’t survive the 50 years we allowed.

Q.	And that would mean some victims would go uncompensated, correct?

A.	Yes.

Q.	Did you point out the significance of the advice that you had received from PricewaterhouseCoopers and Access to the board of James Hardie?

A.	As I said, I can’t recall the exact words I used, but I am fairly sure that I discussed the warnings that PWC and Access Economics gave to us as to the volatility, or the input assumptions should be independently verified.

Q.	And the earnings rate assumption was not independently verified, correct?

A.	That’s correct.

Q.	And did you tell the board it had not been independently verified?

A.	Yes, because I explained to the board the method we used to arrive at the earnings rate, and there was a discussion about the various historical performances and how we arrived at that earnings rate.”

19.85 I had difficulty in accepting this evidence. I did not think that Mr Morley had any very clear recollection. I did not find any of the evidence about what was conveyed to the Board orally on 15 February 2001 very persuasive. In particular I have much doubt whether the qualifications made by PricewaterhouseCoopers and Access Economics on volatility conveyed to the Board. Mr Morley, it may be noted, had not seen the (then draft) Access Economics report.89

G. Concluding matters

19.86 I have formed the view that the Twelfth Cash Flow Model was inherently an unsatisfactory mode of justifying the conclusions for which it was to be used.

19.87 It was suggested that Mr Morley’s conduct constituted an offence under s. 184(1) of the Corporations Act, which provides that:

“(1)	A director or other officer of a corporation commits and offence if they:

(a)	are reckless; or

(b)	are intentionally dishonest;

and fail to exercise their powers and discharge their duties:

(c)	in good faith in the best interests of the corporation; or

(d)	for a proper purpose.”

19.88 I decline to accept that suggestion. First, in my opinion Mr Morley was acting as an officer of JHIL, not Coy, in relation to the preparation and use by JHIL of the Twelfth Cash Flow Model. At all times he was seeking to act in its best interests. He was a loyal employee. I did not think he was intentionally dishonest in his participation in and use of the Twelfth Cash Flow Model, although I regard the inputs to the Model as unsatisfactory. There is an argument that he was “reckless” in the way he assisted in

[89]	T2257.45–2259.4.

preparing and using the Model, but in the light of such “blessing” of the Model as came from Access Economics and PricewaterhouseCoopers, and the inputs as to interest rates he actually used, I do not think it would be found that he was “reckless”, a difficult test to satisfy.

19.89 Various submissions were made that the conduct of JHIL, or its officers in relation to the preparation and use of the Twelfth Cash Flow Model gave rise to causes of action for damages. I think there is little substance in these claims. Establishing any relevant damage would be very difficult.

19.90 I conclude my observations on the Twelfth Cash Flow Model by noting that a measure of the inherent merit of the use of the 11.7 per cent earnings rate over 50 years appears in Mr Harman’s 18 February 2001 e-mail to Messrs Macdonald, Shafron, Morley and Ashe where he said:90

“Attached are two spreadsheets, as discussed.

One is our well-loved financial model, trimmed to the bare essentials in what should now be a suitable format for external discussions. I have retained the 11.70% earning rate, being the rate we used when convincing the Board, the Foundation, its insurers and indeed ourselves of the financial outcome ...”

[90]	Ex 72.

Chapter 20 – Incoming Directors

20.1 Several issues arise in connection with the incoming directors of the Foundation. They are:

(a)	whether the incoming directors owed any legal duty to ensure that the Foundation was properly funded; and

(b)	information provided to and the conduct of the incoming directors prior to creation of the Foundation; and

(c)	the steps taken by the incoming directors when it appeared there was likely to be an earlier than anticipated shortfall in the Foundation’s funding; and

(d)	the conduct of Mr Bancroft in advising the incoming directors on the creation of the Foundation.

A.	Legal Duty

20.2 Only the Unions submit that the incoming directors had a legal duty to ensure that the Foundation was properly funded. In paragraph 2.2 of their submissions they state:

“By accepting the JHIL invitation to consider becoming a director of MRCF, each of the incoming directors accepted the responsibility of ensuring that the MRCF was properly funded ...”

20.3 In my view, that submission is bereft of substance. No legal support for it could be suggested and it seems wrong in principle. At the time to which the submission relates, the incoming directors had not yet been appointed to the Board of the Foundation. They had no duties as directors. Why should they be under a positive duty to ensure the adequate funding of an entity simply because they had been invited to become directors?

B.	The information provided to and the conduct of the incoming directors prior to creation of the Foundation

20.4 There was a period of around two months, from mid-December 2000 to mid- February 2001, between the initial approaches to the incoming directors and the creation of the Foundation.

Initial approaches and early meetings

20.5 The initial approaches to the incoming directors were as follows:

(a)	Sir Llew Edwards, who had been a director of JHIL since 2 August 1990,[1] was approached by Mr McGregor on around 15 December 2000,[2] and by Mr Macdonald on 16 December 2000,[3] about chairing the proposed new entity. There was a meeting with him on 19 December 2000.[4] (Suggestions to similar effect had been made to him earlier in 2000.)

(b)	Dennis Cooper had worked for James Hardie since June 1994. He was the Chief Information Officer for the James Hardie Group, and was based in the United States. He met with Mr Shafron and Mr Morley on 22 December 2000.[5] At that meeting he received a copy of the James Hardie asbestos liabilities management plan for March 2001–2003,[6] and a copy of the James Hardie Operating Plan Review as at September 2000.[7]

(c)	Michael Gill met with Mr Morley and Mr Shafron on the afternoon of 20 December 2000.[8] Prior to this, during 2000, Mr Gill had advised James Hardie on a proposal to split the legal entities carrying the risk of asbestos liabilities from those conducting the ongoing business and

[1]	Ex 13, p. 3, para. 19.

[2]	Ex 80, p. 3, paras 16 and 17.

[3]	Ex 80, Tab 2, p. 3.

[4]	Ex 13, p.12, para. 47.

[5]	Ex 17, p. 19, para. 106.

[6]	Ex 7, MRCF 1, Tab 5, pp. 52–89.

[7]	Ex 7, MRCF 1, Tab 5, pp. 90–103.

[8]	Ex 29, p. 1, para. 3.

holding the assets used in that business.[9] At the meeting on 20 December 2000, Mr Gill indicated that he would want to receive independent advice before agreeing to become a director.[10]

(d)	Peter Jollie was approached by Sir Llew about becoming a director of the proposed new entity on 4 January 2001.[11] He was contacted by Mr Macdonald later on the same day.[12] He met with Mr Morley and Mr Shafron on 5 January 2001.[13] Mr Jollie enquired as to the solvency of Coy and Jsekarb at that meeting, and was told that the companies would be fully solvent, but that there was a possibility of insolvency in the future.[14]

20.6 At or shortly after these initial meetings each of the incoming directors received one or more of: a paper prepared by Mr Shafron describing the proposal, the statutory accounts of Coy and Jsekarb, materials regarding medical research into asbestos, and asbestos facts prepared by Mr Attrill.15 As observed by the Foundation, these materials did not include or refer to any actuarial assessment of the total amount of Coy and Jsekarb’s asbestos related liabilities.16

20.7 Following his initial meeting on 5 January 2001, Mr Jollie met again with Mr Morley on 9 January 2001. Solvency was one of the topics Mr Jollie identified for discussion at that meeting.17

20.8 On 10 and 11 January 2001, Mr Cooper met with Mr Attrill to understand better the James Hardie Group’s asbestos related litigation.18 On 11 January he asked Mr Attrill to provide him with copies of previous Trowbridge reports, and Mr Attrill

[9]	Ex 100, Tab 5.

[10]	Ex 75, Vol 7, Tab 80, p. 2346.

[11]	Ex 7, MRCF 3, Tab 1 and Ex 36, paras 13–16.

[12]	Ex 7, MRCF 3, Tab 2 and Ex 36, para. 17.

[13]	Ex 121, Vol 6, Tab 74, p. 2417.

[14]	Ex 36, p. 6, paras 22 and 27.

[15]	Ex 5, pp.4–5, paras 22–23; Ex 13, p. 12, para. 49; Ex 29, p. 1, para. 4; Ex 36, para. 34.

[16]	Initial Submissions of the MRCF, para. 23.26.

[17]	T 463.29–.55.

[18]	T 107.46–108.27; Ex 57, Vol 4, p. 889; Ex 5, pp. 9 and 12, paras 41 and 45.

said he would have to ask Mr Shafron.19 Mr Cooper was not provided with copies of those reports.20

C.	15 January 2001 Meeting

20.9 On 15 January 2001, a significant meeting occurred between the incoming directors, accompanied by Mr Bancroft of Mallesons who had been retained to advise them (see Section D below), and Mr Morley, Mr Shafron and Mr Ashe who were representing JHIL, together with Mr Robb of Allens advising JHIL.21

20.10 Following a brief introduction by Sir Llew Edwards22 a number of presentations followed23 :

(a)	Mr Robb outlined “the general structure of the proposal and what legal documentation would be required to implement the proposal”.[24]

(b)	Mr Morley dealt with the financial aspects of the proposed Trust, Coy and Jsekarb.[25]

(c)	Mr Attrill dealt with asbestos litigation.[26]

(d)	Mr Ashe outlined various issues associated with asbestos disease and medical research.[27]

[19]	Ex 5, p. 13, para. 46.

[20]	Ex 5, p. 13, para. 46.

[21]	Mr Attrill, Ex 57, Vol 4, pp. 937–941 (Mr Attrill’s notes appear to be the most comprehensive contemporaneous record of the meeting); Mr Robb, Ex 187, Vol 1, Tab 15, pp 57–60; Mr Cooper, Ex 7, MRCF 1, Tab 9, pp. 135–142; Mr Gill, Ex 29, pp. 62–67; Mr Jollie, Ex 7, MRCF 3, Tab 5, pp. 9–20; and Mr Bancroft took notes of the meeting, Ex 95, Vol 1, Tab 16, pp. 217–250. These notes are broadly consistent. The Agenda and Materials circulated to proposed directors by Mr Shafron are to be found in Ex 75, Vol 7, Tab 90, pp. 2449–2490. The formal meeting commenced at approximately 1.00 pm and lasted approximately 3 hours: Bancroft, Ex 95, p. 4, para. 25.

[22]	Ex 13, p. 20, para. 74. Sir Llew Edwards regarded himself as being at the meeting to be briefed and had no involvement “in presenting or explaining the Foundation proposal to those present”.

[23]	The presentations made by Mr Morley, Mr Attrill and Mr Ashe included Power Point slides: See Ex 95, Vol 1, Tab 16, pp. 223–250.

[24]	Ex 95, p. 4, para. 26; Cooper, Ex 5, p. 15, para. 54.

[25]	Ex 5, pp. 15–16, paras 54–58. Mr Morley also made some introductory remarks: Ex 29, p. 66.

[26]	Ex 5, p. 16, paras 59–60.

[27]	Ex 5, p. 17, para. 61. Mr Ashe dealt with JHIL’s agreement with the Institute of Respiratory Medicine at the Sir Charles Gardner Hospital in Perth and the possible establishment of a proposed Asbestos Disease Research Institute in NSW: Ex 95, Vol 1, Tab 16, pp. 234–246.

(e)	Mr Cooper dealt with administrative matters relating to the trust, Coy and Jsekarb.[28]

(f)	Mr Bancroft provided advice to the proposed directors. (Mr Shafron, Mr Morley and Mr Ashe absented themselves from the meeting during these discussions).[29]

20.11 In his introduction, Sir Llew noted that the concept of the Trust was to be discussed at the JHIL Board meeting on 17 January 2001 with a view to a formal decision being made at the following JHIL Board meeting on 15 February 200130 . Mr Attrill’s notes record (although the source was not recorded) that if the JHIL Board, at its meeting on 15 February 2001, made a decision to establish the Trust then the Trust would be in operation the next day.31

20.12 Mr Morley summarised the asset position of Coy and Jsekarb by reference to a Power Point presentation.32 That presentation explained that the Foundation would have assets comprising the net worth of both Coy and Jsekarb, and an additional $2m donated for medical research. The assets of Coy and Jsekarb were said to total $214m consisting of land and buildings valued at $68m with an annual income of $5.25m, QBE recoveries valued at $28m, with $3.1m payable per annum for the next 14 years, cash and securities of $58m, and a receivable from JHIL of $60m.

20.13 Mr Attrill provided an overview of asbestos litigation with the assistance of a Power Point presentation incorporating a series of charts and graphs illustrating various aspects of asbestos claims made during the first three quarters of the JHIL financial year commencing 1 April 2000.33

20.14 Mr Bancroft then provided the proposed directors with “some preliminary advice” in the terms set out in his briefing note, which had been prepared for the

[28]	Ex 5, p. 17, para. 62.

[29]	Bancroft, Ex 95, p. 5, para. 27.

[30]	Gill, Ex 29, pp. 62 and 66.

[31]	Ex 57, Vol 4, p. 941.

[32]	Ex 95, Vol 1, Tab 16, pp. 224–229 and Ex 121, para. 181, Vol 6, Tab 80.

[33]	The slides contained an error referring to “Asbestos related claims received 3Q02”. Mr Attrill explained to the meeting that the slides headed 3Q02 should in fact have been headed 3Q01 and applied to the nine months ending 31 December 2000. This was the “most up to date monthly data available on James Hardie’s asbestos litigation” at the time of the meeting: Attrill, Ex 56, p. 24, para. 100.

meeting.34 The terms of that advice and related matters are addressed at Section D below.

20.15 Following the conclusion Mr Bancroft’s discussions with the proposed directors, Mr Shafron, Mr Morley and Mr Ashe re-joined the meeting. They were then informed that Mr Gill and Mr Jollie required more information.35

20.16 In this context, amongst other requests, Mr Gill and Mr Jollie wanted the “Trowbridge” report circulated. Mr Attrill’s notes record:

“Want more information before Michael (Mr Gill) and Peter (Mr Jollie) will agree.

– Trowbridge report circulated, want to meet with Trowbridge, want an update on liabilities.

...

Want Trowbridge to give reasonably adequate cover for future claims.

Want the new Co. to get a reputation as a good corporation which will contribute to the better management of the liabilities. Good PR.

Tony (Mr Bancroft) will give a sign-off of comprehensive risk analysis to the new directors.

- MSJ (Mallesons Stephen Jaques) to be the legal advisors to the trust. Would select auditors at an early stage”.36

20.17 The next phase of discussions, which occurred towards the end of the meeting, involved Mr Shafron speaking “to prospective directors about actuarial assessments which JHIL had received” in relation to Coy and Jsekarb’s prospective asbestos liabilities.37

20.18 Mr Attrill’s notes record Mr Shafron’s comments:

“Trowbridge

Draft report – current version

Most recent complete report 1998

Seeks to give the ultimate cash flow.

This is not the liability position of the co – rep. by debtors and creditors.

Future cash flow doesn’t impact on solvency.

[34]	Bancroft, Ex 95, p. 5, para. 27, and Tab 15, pp. 215–216.

[35]	Ex 57, Vol 4, p. 940.

[36]	Ex 57, Vol 4, p. 940.

[37]	Shafron, Ex 17, p. 22, para. 120.

On certain assumption, the amt left in JHC will not be sufficient to meet all claims.

Comes out to $270M on conservative earnings rate.

Good chance on Trowbridge numbers, there won’t be enough”.38

20.19 Mr Gill also made some comments in relation to the funding of the proposal:

“If funds adequate for 10-15 years, OK

Question if funds less than adequate for 10-15 years.

Want to see trend going forward.

Current draft of T should be circulated tomorrow”.39

20.20 Mr Robb’s notes40 record the following:

“PS (Mr Shafron) Trowbridge – most recent complete is 98

99 is in draft

$250 mill NPV @ 7%

MG (Mr Gill) : On that basis, not sufficient. How long will funds last – if 10-15 then OK

If way less then an issue”.

20.21 Mr Robb also recollected Mr Gill saying words to the effect: “We would not want to be directors of it if the money runs out in 5-7 years”.41

20.22 At the end of the meeting it was agreed that the proposed directors would meet with Trowbridge on 23 January 2001.42 Mr Attrill endeavoured to comply with the request, however, the meeting was cancelled on Mr Shafron’s instructions.43

D.	Communications between Mr Gill and Mr Attrill

20.23 On 6 February 2001, Mr Gill telephoned Mr Attrill to discuss the preparation of the actuarial report on asbestos liabilities which was to be provided to the incoming directors.44 In particular, Mr Gill indicated that he wanted to see the assumptions underpinning the actuaries’ model and to understand how comprehensive the report

[38]	Ex 57, Vol 4, p. 941.

[39]	Ex 57, Vol 4, p. 941.

[40]	Ex 187, Vol 1, Tab 15, p. 59.

[41]	Robb, Ex 187, pp. 6–7, para. 47.

[42]	Cooper, T 122.6–.15.

[43]	Shafron, T 1617.37–.53.

[44]	Ex 57, Vol 4, p. 989.

was.45 On 9 February 2001, Mr Gill met with Mr Attrill, Mr Morley and Mr Shafron to discuss what the Trowbridge report would contain.46

E.	13 February 2001 Meeting

20.24 There was to be a further meeting with the incoming directors on 13 February 2001. Prior to this meeting, Mr Shafron circulated packages of materials to the incoming directors.47 Those packages did not contain the Deed of Covenant And Indemnity or any Trowbridge report.

20.25 The meeting of 13 February 2001 was attended by the incoming directors, Mr Morley, Mr Shafron, Mr Attrill, Mr Ashe, Mr Bancroft, Mr Robb and Ms Hunter.48 Mr Minty and Mr Marshall also attended for a time.49

20.26 The presentations given at the meeting were summarised by the Foundation in its Submissions as follows:50

“(a)	introduction by Sir Llew Edwards;

(b)	trust structure by Mr Robb;

(c)	trust and subsidiary company financials by Mr Morley;

(d)	life of fund by Mr Morley and Mr Minty;

(e)	set up and structural issues by Mr Shafron;

(f)	public relations by Mr Asche;

(g)	administration update by Mr Cooper;

(h)	independent legal advice by Mr Bancroft.”

20.27 At the start of the meeting, Sir Llew informed the incoming directors that additional funding for the Foundation had been secured,51 and that all issues they had about the Foundation needed to be raised that day.52

[45]	Ex 57, Vol 4, p. 989.

[46]	T 351.7–.26.

[47]	Ex 5, p. 19, para. 72; Ex 13, p. 27, para. 100; Ex 36, p. 15, para. 74(a).

[48]	Ex 17, pp. 33–34, para. 180; Ex 121, para. 226.

[49]	Ex 17, pp. 33–34, para. 180; Ex 121, para. 226.

[50]	Initial Submissions of the MRCF, para. 37.10.

[51]	Ex 5, p. 19, para. 77.

[52]	Ex 13, p. 28, para. 103.

20.28 A draft February 2001 Trowbridge report53 was tabled at the meeting, and presented by Mr Minty. I discuss the substance of that report and presentation at paragraphs 20.43–20.45 below.

20.29 Later in the meeting, Mr Morley presented the Cash Flow Analysis to the incoming directors. That analysis showed that, based upon the best estimate and high scenarios presented in the February report, net assets remained positive after 20 years.54 At the time, Mr Jollie requested that the model be run at a 7 per cent rate of return (rather than the 11.7 per cent which it used).55 A revised analysis, using a rate of 8.7 per cent, was provided to him on 15 February 2001. It showed that after 15 years the Foundation would have available assets of $124m, and after 20 years available assets of $9m.56

20.30 Following presentation of the Cash Flow Analysis by Mr Morley, and legal advice from Mr Bancroft (see Section D below), the incoming directors discussed alone whether each of them was willing to become a director of the Foundation.57 They each indicated a willingness to do this.58 Sir Llew indicated this to the representatives of JHIL and external advisers when they re-entered the meeting.59

F.	15 February 2001

l20.31 The transactions leading to the creation of the Foundation were finalised on the evening of 15 February 2001 and the morning of the next day at the offices of Allens. The incoming directors present were Mr Cooper, Mr Gill and Mr Jollie. Mr Bancroft was also present to advise them.

20.32 During the course of the evening, the incoming directors were provided with a number of documents, including:

[53]	Ex 7, MRCF 1, Tab 16.

[54]	Ex 7, MRCF 1, Tab 15.

[55]	Ex 5, p. 21, para. 86.

[56]	Ex 5, p. 23, para. 92; Ex 36, p. 18, para. 88. There is a question about whether Mr Jollie actually received the analysis at 7 per cent. I was not satisfied that he did.

[57]	Ex 13, p. 29, para. 110.

[58]	Ex 13, p. 29, para. 110.

[59]	Ex 17, p. 34, para. 187.

(a)	the Deed of Covenant and Indemnity;[60]

(b)	the loan deed;[61]

(c)	a revised February 2001 Trowbridge report;[62]

(d)	the PricewaterhouseCoopers Report;[63]

(e)	the Access Economics Report; and[64]

(f)	a revised Cash Flow Analysis which used gross earnings rates of 8.7 per cent, 9.7 per cent, 10.7 per cent, 11.7 per cent and 13 per cent.[65]

20.33 The only documents signed by any of the incoming directors were:

(a)	the MRCF Trust Deed, which was signed by Mr Cooper;[66] and

(b)	the amendment deed to the Deed of Covenant and Indemnity, to ensure that Coy and Jsekarb could receive payment due to them on an accelerated basis, if circumstances required it, which was signed by Mr Gill and Mr Cooper.[67]

[60]	Ex 7, MRCF 4, Tab 23.

[61]	Ex 7, MRCF 4, Tab 24.

[62]	Ex 7, MRCF 4, Tab 28.

[63]	Ex 7, MRCF 1, Tab 18.

[64]	Ex 36, para. 86, and Ex 1, Vol 8, Tab 84, pp. 2294–2295.

[65]	Ex 7, MRCF 1, Tab 19, p. 351.

[66]	Ex 7, MRCF 6, Tab 10.

[67]	Ex 1, Vol 7, Tab 61.

G.	Specific issues regarding the information provided to and the conduct of the incoming Directors prior to the creation of the Foundation.

20.34 From this overview, four specific issues arise regarding the information provided to and the conduct of the incoming directors. They are:

(a)	the information provided to the incoming directors about the extent of the asbestos-related liabilities of Amaca and Amaba;

(b)	the significance the incoming directors placed on the level of funding to be provided for the Foundation;

(c)	their independence from JHIL; and

(d)	the effect on the incoming directors of the time pressure which applied to the creation of the Foundation; and

(e)	whether the incoming directors should have done more to ensure the adequacy of the MRCF’s funding.

20.35 I consider these in turn.

Information about the extent of the asbestos liabilities

20.36 There is no doubt that the incoming directors sought to obtain an accurate appreciation of the extent of the asbestos related liabilities for Coy and Jsekarb, and that they were unsuccessful in this.

20.37 As already noted, on 11 January 2001, Mr Cooper asked Mr Attrill to provide him with copies of previous Trowbridge reports but this did not happen.68

20.38 At the 15 January 2001 meeting, Mr Attrill, as I have said, provided an overview of asbestos litigation with the assistance of a Power Point presentation incorporating a series of charts and graphs illustrating various aspects of asbestos

[68]	Ex 5, p. 13, para 46.

claims made during the first three quarters of the JHIL financial year commencing 1 April 2000.69

20.39 The submissions made on behalf of the Foundation are critical of Mr Attrill’s presentation.70 It is contended that he proposed directors were not provided with any comparison between the data for the nine months to 31 December 2000 and the corresponding period for the previous year.71 It is further contended that the proposed directors were not given “... any other information which would enable an analysis of the nature, rate and period of change in comparison to previous periods comparable to the detail which was available to the JHIL Board in the form of the Asbestos Litigation Costs Reports”.72 In cross examination Mr Attrill sought to address this issue, at least in part, by noting that one of the graphs73 produced in the PowerPoint presentation did provide trend information. He said: “... from 1995 up to the end of December 2000, I was disclosing comparative information, I wasn’t disclosing as much information as was in the management report, yes, that is correct”.74

20.40 Relevantly, the management report, namely, the Asbestos Litigation Report as at “Dec 00” had been circulated by email to Mr Attrill, Mr Morley and Mr Shafron on 10 January 2001.75 Mr Attrill also accepted in cross examination that comparative analysis of the figures in the management report for the year ending December 1999 indicated a 33 per cent increase in actual litigation expenditure by JHIL and a 50% increase in the claims opened for the year ending December 2000.76

20.41 In my view the presentation would have been of more utility to the proposed directors if comparative data was made available and any significant variations explained by Mr Attrill.

[69]	The slides contained an error referring to “Asbestos related claims received 3Q02”. Mr Attrill explained to the meeting that the slides headed 3Q02 should in fact have been headed 3Q01 and applied to the nine months ending 31 December 2000. This was the “most up to date monthly data available on James Hardie’s asbestos litigation” at the time of the meeting: Attrill, Ex 56, p. 24, para. 100.

[70]	MRCF Submissions: Chapter III, pp. 196–197, para. 27.13.

[71]	Attrill, T 1013.36–.58.

[72]	MRCF Initial Submissions; pp. 196–197, para. 27.13.

[73]	Ex 57, Vol 4, p. 951.

[74]	Attrill, T 1014.13–17.

[75]	Ex 57, Vol 4, pp. 904–906.

[76]	Attrill, T 1031.26–1032.21; and further that these increases were not pointed out to the proposed directors: Attrill, T 1031.45–.55.

20.42 Also at the 15 January 2001 meeting, Mr Gill and Mr Jollie indicated that they wanted to see a current draft of the Trowbridge report.77 Mr Attrill accepted in crossexamination that the relevant “draft” was the 2000 Trowbridge Report. He further accepted that the draft report was readily available as the draft report was in his files.78 Notwithstanding that, Mr Attrill did not provide a copy to the proposed directors, because he followed Mr Shafron’s instructions to arrange with Trowbridge the preparation of an updated report.79

20.43 It was put to Mr Shafron in cross-examination that the proposed directors wanted a full report from Trowbridge. Mr Shafron described his understanding of the request in the following terms:

“Q.	You understood from the meeting of 15 January that the directors wanted a full report from Trowbridge, didn’t you?

A.	Well, what I took from the meeting in January was that the directors wanted assurance about the life of the fund and that they didn’t want the life of the fund to end too quickly and that they wanted to see some evidence of that and that was the exercise that I had in mind around that time of the Trowbridge.”[80]

20.44 While this reflects an aspect of what the directors sought at the 15 January meeting, it is plain that they also sought the current draft Trowbridge report and that their request for that report was not limited by reference to whether the fund would last 15–20 (or some smaller number of) years. For his part, Mr Attrill accepted that there was no qualification placed by the proposed directors on their request for the current draft Trowbridge report.81

20.45 In my view, the failure to give the incoming directors a copy of the 2000 report has some importance. I find that giving the report to the incoming directors would have made them better equipped to analyse and investigate and assess the proposal being put to them. Mr Shafron accepted this in his oral evidence.82 It would have disclosed to the incoming directors the extent to which liabilities were likely to extend beyond 20 years, the high degree of uncertainty attached to the estimates of the extent of the asbestos

[77]	Ex 57, Vol 4, pp. 940–941.

[78]	Attrill, T 986.46–987.21.

[79]	Attrill, T 987.53–988.52; Ex 56, p. 25–26, paras 105–106.

[80]	Shafron, T 1600.15–23.

[81]	Attrill, T 990.24–35.

[82]	T 1625.41–48.

liabilities, the full scope of the exclusions from and qualifications to the assessment, and the sensitivity analysis contained in the report.

20.46 Further, the draft February 2001 Trowbridge report, and the presentation of it by Mr Minty at the 13 February 2001 meeting, were, in my view, inadequate because they did not make clear that the report only used data up to March 2000.

20.47 Although there was some mention of the use of March 2000 data in Mr Minty’s presentation, I find that this was limited to the “current” model contained in the report. This is consistent with Mr Attrill’s contemporaneous notes of the 13 February 2000 meeting, which record the following exchange between Mr Gill and Mr Minty:83

“MG: ‘Current model’ – March 2000?

DM: Yes.

MG: Less than 12 mths old?

DM: Yes.

MG: 9-12 mths out – dramatic move again.

DM: Yes – our information has impacted on the assessment.”

20.48 It is also consistent with Mr Cooper’s annotation of his copy of the February report where he wrote the words “March 2000” opposite a bar for the current model.84 Further, Mr Minty left the 13 February 2001 meeting concerned that the fact that all the scenarios were based on 10½ month old data may not have been made clear.85 Mr Robb, who was at the 13 February meeting, was also under the impression that the Trowbridge report was based on current data.86

20.49 The terms of the report also suggested that it was based on current data. This is dealt with more fully in Chapter 18; but I would mention the evidence of Mr Cooper,87 as significant. He said:

“When I read the Draft February Report I noted the opening paragraphs which stated:

“We refer to your letter dated 30 January 2001 on the above subject. You have asked us to revisit the claim number assumptions that we adopted for our draft advice on the

[83]	Ex 57, Vol 4, p. 1058.

[84]	Ex 7, MRCF 1, Tab 16, p. 308. The same point can be made about current cash flow projections annotated with the words “March 2004” by Mr Gill on 9 February 2001: Ex 29, pp. 69-72.

[85]	Marshall, Ex 54, p. 4, para. 25.

[86]	Ex 187, p. 9, para. 55.

[87]	Ex 5, para. 82.

future costs of asbestos-related disease claims in view of recent work that Trowbridge Consulting have carried out to estimate the impact of such claims on the insurance industry.” (emphasis added)

I was not shown a copy of the 30 January letter from Allen Allen & Hemsley to Trowbridge and I did not ask to see a copy of that letter. Nor had I seen the previous draft advice referred to, though I had asked Mr Attrill during our 11 January meeting if I could be provided with previous Trowbridge reports. Nevertheless, I placed emphasis on the words I have underlined in forming the view that Trowbridge had relied upon the most update information available in preparing the report that was provided to us during this meeting. Neither the report nor Mr Minty’s briefing gave me reason to believe otherwise.”

20.50 On 15 February 2001 the incoming directors were provided with the final version of the February 2001 report. It amended the portion quoted above as follows:

“We refer to your letter dated 30 January 2001 on the above subject. You have asked us to revisit the claim number assumptions that we adopted for our draft advice on the future cost of asbestos-related disease claims as at 31 March 2000 in view of recent work that Trowbridge Consulting have carried out to estimate the impact of such claims on the insurance industry in Australia.”

20.51 However, this amendment was given to the incoming directors with a large volume of completion documents,88 and without the changes marked up. I find that it is unlikely that the incoming directors would have noticed it. Further, I also find that, even if they had noticed the amendment, the incoming directors would have been unlikely to appreciate its significance, given the reference to the “recent work of Trowbridge Consulting”.

20.52 There is not, in my view, sufficient foundation for a finding that the incoming directors would certainly have refused to serve as directors of the Foundation if they had received the 2000 Trowbridge Report or appreciated the limited data on which the February 2001 report was based. It is distinctly possible, however, that if one or both of these things had happened they would have sought a more comprehensive and up to date actuarial report, than the February 2001 Trowbridge Report, and that this would have led to them seeking a greater level of funding for the Foundation.

[88]	Jollie, Ex 36, paras 82–83; Cooper, Ex 5, paras 91 and 109; Gill, Ex 29, para. 13.

H.	Significance placed on the level of funding

20.53 The significance attributed to the level of funding to be provided for the Foundation has to be considered separately for each of the incoming directors.

20.54 It is convenient to begin with Mr Gill. There is evidence that at his initial meeting with Mr Morley and Mr Shafron on 20 December 2000 he said that he wanted the funds to last at least 10 years if he was to become a director.89 At the 15 January 2001 meeting, Mr Shafron recalls that Mr Gill said he would not be prepared to become a director unless the trust would have sufficient assets to last 10 to 15 years, and that none of the other incoming directors expressed a contrary view.90 Mr Attrill’s notes corroborate this (see paragraph 20.18 above).91 In his oral evidence, Mr Gill accepted that what was important to him was that there be funds for 15-20 years.92

20.55 Sir Llew’s oral evidence suggests that he did not think that any estimate that the funds would last more than 20 years could be reliable. Sir Llew gave the following evidence:93

“Q.	Whilst you were on the Board, you were used, were you not, to getting Trowbridge reports put forward that put forward an estimated liability in relation to James Hardie’s asbestos liabilities through to approximately the year 2030 and beyond?

A.	Forecasts were considered by the Board from Trowbridge on a number of occasions in that area.

Q.	Yet the Trowbridge report of 13 February only went out to twenty years?

A.	I do believe that in that the discussions that I had in all my time associated with preparation for this consideration felt that we needed to be assured over a period of twenty years, so I would not be surprised if there was that consideration being made.

Q.	But Sir Llewellyn, as I understand it, you brought some experience in relation to asbestos related disease both to the Board of JHIL and to the Foundation, is that correct?

A.	That is correct.

Q.	You were well aware of the lag period that can exist between exposure to asbestos and the development of mesothelioma?

[89]	Shafron, Ex 17, p. 19, para. 105.

[90]	Shafron, Ex 17, p. 22, paras 121–122.

[91]	Ex 75, Vol 7, Tab 92, p. 2499.

[92]	T 299.5–.8; T 382.18–.22; T 384.45–.57.

[93]	T 202.27–.53.

A.	Yes, but I thought at that time and still do that a twenty year forecast is probably the best one can do in scientific matters and the epidemiology of diseases.”

20.56 Mr Jollie gave evidence that it was imperative to him that the Foundation should be able to compensate all asbestos claimants, and that he would not have been satisfied for its funding to last only 15-20 years.94 This is in one sense difficult to reconcile with the minutes of the directors of Amaca Pty Ltd of 20 August 2001, which record:95

“Directors confirmed during their August 6 meeting that a minimum expected life of some 15 to 20 years was critical to their decision to participate in the Foundation”

but that may well be a statement of the collective view. The materials provided to the incoming directors made it clear that at an earnings rate of 8.7 per cent the Fund would be exhausted in just over 20 years,96 and that at rates of 6.5 or 7 per cent the Fund would run out within 20 years.97 On balance, I find that Mr Jollie, in deciding to become one of its directors, was concerned about the life of the Foundation, but did not rely on the Foundation having funding for more than 20 years.

20.57 Mr Cooper was satisfied with an actuarial analysis that did not extend beyond a period of 20 years.98 He considered 20 years was probably an appropriate benchmark for assessing the life of the Foundation’s funds.99 While he seems also to have held out hope that the funds might have been made to last longer by adoption of a more efficient approach to compensation,100 having regard to the matters referred to in the previous paragraph about Mr Jollie, I do not find that he relied on the Foundation’s funds lasting beyond 20 years in agreeing to become one of its directors.

20.58 Accordingly, I find that none of the incoming directors agreed to become a director of the Foundation because he expected its funds to last for longer than 15-20 years.

[94]	T 416.16–.17.

[95]	Ex 7, MRCF 2, Tab 6, p. 10A.

[96]	Ex 7, MRCF 1, Tab 15, p. 301 and Tab 19, p. 351.

[97]	T 474.25–.42; T 476.1–.16.

[98]	T 131.58–132.13.

[99]	Ex 5, p. 21, para. 86.

100	Ex 5, p. 21, para. 86.

I.	Independence of the incoming directors

20.59 The question of independence from JHIL falls to be considered separately in respect of each of the incoming directors.

20.60 Mr Jollie had no connection with JHIL or the James Hardie Group prior to being approached about being a director of the Foundation. Accordingly, I find that there is no basis for doubting his independence.

20.61 As noted earlier, Sir Llew had been a director of JHIL from 2 August 1990, resigning on 15 February 2001.101 His regard for Mr McGregor and Mr Macdonald as fellow board members is reflected in the following passage from his statement:102

“I had served with Mr McGregor and Mr Macdonald as fellow members of the Board of JHIL for 10 years. I had a strong personal regard for them and for their competence and personal integrity. I developed good working relationships and friendships with both of them from the years that we served together on the JHIL Board. I believed that my regard for them was reciprocated. I had great respect for the other members of the JHIL Board.

I believed that by reason of these relationships, what they and Hardies’ employees said to me had a special reliability. I did not believe that they would place me in a position where I would be required to guide a Foundation with shortage of funds in the short or medium term.”

20.62 Also, as noted earlier, Mr Cooper was the James Hardie Group’s Chief Information Officer from June 1994 to February 2001.103 As Counsel Assisting submitted, he appeared “to have had warm collegiate regard for Messrs Shafron, Morley and Macdonald”.104

20.63 Mr Gill was a partner in Phillips Fox which was added to the James Hardie litigation team in 1997 and earned fees in 1998, 1999 and 2000 for that work of $1-2m per year.105 Mr Gill had personally given advice to JHIL on the separation of its

101	Edwards, Ex 13, p. 3, para. 19; Ex 276, Tab 6.

102	Ex 13, p. 30, paras 113–114. Mr Macdonald had not been a member of JHIL’s Board before becoming Chief Executive Officer.

103	Cooper, Ex 5, Appendix “A”.

104	Initial Submissions of Counsel Assisting, Section 2, para. 73.

105	Attrill, T 1182.43–.56.

asbestos liabilities from its ongoing business and assets.106 Mr Gill informed the other incoming directors of the first of these matters,107 but not the second.108

20.64 It follows that none of Sir Llew, Mr Cooper or Mr Gill can be said to have been completely independent of JHIL.

J.	Time pressure

20.65 The issue of time pressure can be considered by reference to the incoming directors as a group.

20.66 The actual reasons for the time pressure placed on the incoming directors are considered elsewhere. It is sufficient to note here that the time pressure was effectively the product of a decision by JHIL, in pursuit of its public relations strategy, to attempt to mute the story of the creation of the Foundation by announcement at the time of announcement of the third quarter results. Even the introduction of ED88, it may be noted, did not give rise to any pressing need for the creation of the Foundation, other than the existence of the apprehension that, if it were not established and the asbestos liabilities separated, JHIL might have to disclose information it would rather not disclose.

20.67 The actual time pressure imposed on the incoming directors was significant. They were left with very little opportunity to consider the Trowbridge report or the Cash Flow Analysis which they received on 13 February 2001. They had even less chance to consider the amended Cash Flow Analysis or the transaction documentation which they received on the evening of 15 February 2001. Had they been given more time to consider the February Trowbridge report and the Cash Flow Analysis, the incoming directors may have been able to identify the deficiencies in them. At a minimum, their conduct needs to be considered in the light of the time pressure under which they were placed.

106	Gill, Ex 100, pp.2–9, paras 7–33.

107	Ex 7, MRCF 6, Tab 28, pp. 165–169.

108	Ex 100, p. 9, para. 36.

K.	Should the incoming directors have done more?

20.68 The steps taken by the incoming directors to ensure adequate funding for the Foundation should be seen in context:

(a)	First, the dealings in which they were engaged were not, in my view, comparable with the purchase of a business. The incoming directors were entirely reliant on JHIL and its advisors for any meaningful information in relation to the establishment of the Foundation. They lacked the time and resources to conduct a proper due diligence on their own. They were not, indeed, purchasing anything. They were taking over the management of certain James Hardie Group liabilities, with assets which the Group was to provide.

(b)	Secondly, given the backgrounds of Sir Llew Edwards, Mr Cooper and Mr Gill, the incoming directors quite understandably placed a degree of trust in what they were told by JHIL’s management about the funding of the Foundation.

(c)	Thirdly, the incoming directors were misled by JHIL’s management as to the likelihood that the Foundation would be able to fund asbestos claims for 15-20 years.

(d)	Fourthly, as I have already observed, the incoming directors were placed under very significant time pressure by JHIL’s management, for no purpose other than to meet a public relations strategy.

20.69 It may be unfortunate that some matters were not pursued more vigorously by the incoming directors. They include the provision of the 2000 Trowbridge Report, an early meeting with Mr Minty (which might have given rise to an understanding of the limited data on which the February 2001 Report was prepared), a cash flow model with an earnings rate of 7 per cent, and the deficiencies of the cash flow model made by PricewaterhouseCoopers and Access Economics.

20.70 However, in the circumstances outlined above, I do not consider that the incoming directors could realistically have been expected to do more than in fact they did to ensure that the Foundation was adequately funded.

L. Anticipated shortfall in the Foundation’s funding

20.71 The conduct of the Foundation’s directors once it became apparent that there would be some shortfall in its funding has been put in issue by the Unions and Asbestos Support Groups.109 It is dealt with more fully in Chapter 26.

20.72 The first indication of a shortfall in the Foundation’s funding appears to have occurred on around 11 April 2001 when Mr Attrill reported to Mr Cooper on Amaca’s asbestos-related litigation costs and insurance recoveries, comparing those for the year ending 31 March 2001 against those for the year ending 31 March 2001 against those for the previous year.110 This showed litigation expenses for the year ending 31 March 2001 which were significantly in excess of the level predicted.111

20.73 Mr Cooper tested the implications of this result in the cash flow model by increasing litigation costs by $10 million per annum and reducing the rate of return to 8.7%.112 This showed an expected lifespan for Amaca of around 10-11 years, rather than 20 years.113

20.74 In the period following this, the Foundation took a number of steps, including those set out below, to raise the shortfall with JHIL:

(a)	in a meeting held on 19 April 2001, Mr Cooper raised the fact that 2001 litigation costs would be significantly higher than expected with Mr Macdonald;114

(b)	Sir Llew arranged a meeting with Mr Macdonald on 15 May 2001, which Mr Cooper also attended, where the increase in claims and costs of settlement was raised;115

109	Initial Submissions on behalf of Unions and Asbestos Support Groups, paras 2.41–2.42.

110	Ex 7, MRCF 1, Tab 26, pp. 379–381.

111	The actual figure was $31.69m (excluding the QBE receivable) as opposed to the predicted figure of $22.308m (also excluding the QBE receivable). See Ex 7, MRCF 1, Tab 26, pp. 379–381 and Ex 7, MRCF 1, Tab 16, p. 307.

112	Ex 7, MRCF 1, Vol 2, Tab 32.

113	Ex 7, MRCF 1, Vol 2, Tab 33.

114	Ex 150, p. 156.

115	Ex 5, pp. 31-32, paras 135 and 138–140.

(c)	there was a further meeting between Mr Cooper and Mr Ashe on 26 June 2001, in which the MRCF’s decision to undertake a solvency analysis was discussed;116

(d)	on 21 September 2001, Sir Llew raised the funding shortfall in a telephone conversation with Mr Macdonald;

(e)	on 24 September 2001, Sir Llew wrote to Mr Macdonald about the shortfall.117

20.75 To the extent that it is said that the Foundation ought to have commenced proceedings against JHIL, it should also be recognised that as late as March 2003 it had received legal advice that it had no basis for a claim for damages against JHIL.118

20.76 Overall more rigour could have been applied by the incoming directors, but they were not in breach of any legal obligation by not doing so.

M.	Conduct of Mr Bancroft

20.77 Mr Anthony (Tony) Bancroft of Mallesons was first approached on 21 December 2000 to act for the incoming directors by Mr Attrill and Mr Shafron.119 Mr Reg Barrett of Mallesons had previously advised Mr Attrill in December 1998 when he had considered becoming a director of Coy,120 and it seems Mr Bancroft was approached when it became apparent that Mr Barrett would be unavailable during January and February 2001.121

20.78 On 9 January 2001, Mr Shafron sent to Mr Bancroft a letter confirming those instructions.122 The letter of instructions was in the following terms:

“I confirm that your advice is now sought in relation to issues of personal risk and liability as well as other matters in connection with the trust proposal that the prospective directors may raise.

Specifically, you are asked to advise the prospective directors on:

116	Ex 150, p. 163.

117	Ex 3, Vol 1, Tab 9.

118	Ex 296, Tab 14.

119	Ex 95, p. 2, para. 10.

120	Shafron Ex 75, Vol 7, Tab 86, p. 2429, esp. p. 2436 –2437.

121	Ex 75, Vol 7, Tab 87, p. 2443.

122	Shafron Ex 75, Vol 7, Tab 88, p. 2446; Bancroft Ex 95, p. 3, para. 18 and Vol 1, Tab 9.

•	the wording of the D&O policy (provided);

•	the wording of the draft indemnity document (provided);

•	the protections contained in the constitutions of each of the relevant companies (provided in part);

•	the likely independence of the trust company from JHIL; and

•	director and trustee duties generally.

As indicated, there may be additional questions that the proposed directors raise.

Primarily, I see your role as addressing any concerns that the proposed directors may have in relation to personal liability issues. Matters of trust structure and set up I see as the role of Allens; except as they may impinge on personal liability issues for prospective directors – either ongoing or arising from a decision that they will be required to take – I do not see that you need to be overly concerned with them. (I envisage at this stage that ‘set up’ decisions that may need to be made by the current Coy and Jsekarb directors will be the subject of advice from Allens).

Technically, your client will be the proposed directors. However, your advice leading up to establishment of the trust will be paid for by JHIL. For convenience, I am happy to be your primary contact. However, feel free to contact Sir Llew Edwards directly if this does not suit for any reason. In relation to your session with the proposed directors on Monday, you may want to think about whether that should be held in the absence of any JHIL representative. I intend to be in Sydney for that meeting, at least for the management presentations.”

20.79 With the letter, Mr Shafron enclosed a draft agenda for the meeting of the prospective directors the following week on 15 January 2001, which envisaged that Mr Bancroft would address the prospective directors following the various management presentations. Mr Shafron anticipated that following this the prospective directors would be in a position “to indicate their willingness or otherwise to accept the board positions”. The letter indicated that JHIL would pay Mallesons’ legal costs of advising the prospective directors.

20.80 At the meeting of 15 January 2001, Mr Bancroft provided the proposed directors with “some preliminary advice” in the terms set out in his briefing note, which had been prepared for the meeting by a junior solicitor within the firm on or about 12 January 2001123 and annotated by him.124 Mr Bancroft indicated that he had undertaken a preliminary review of the documents, which included a Directors’ and Officers’ Insurance Policy, a Deed of Access, Insurance and Indemnity, and constitutions of some of the companies. According to Mr Bancroft, he informed125 the meeting:

123	Ex 95, Tab 14, p. 210, para. 22.

124	Ex 95, Tab 15, pp. 215–216, para. 23; para. 27.

125	Bancroft, Ex 95, p. 5, para. 27.

“ ... that these documents were acceptable on the whole but may require some minor amendments that I would take up with Allens and JHIL. I state that my advice was limited to the general matters I addressed in the briefing note.”

20.81 I note that the Deed of Covenant and Indemnity was not part of the relevant documentation at this time.

20.82 Mr Bancroft’s recollection was that, during these discussions, Mr Gill requested a “comprehensive risk analysis as directors of each of the Companies” and further Mr Bancroft should:126

“...be satisfied that the legal structure adopted in the proposal did not give rise to any additional personal liability to the directors as a result of the proposed structure”.

20.83 Mr Bancroft described his interpretation of Mr Gill’s request in the following terms:

“ ... I took this to mean that I was requested to consider the legal risks and the personal legal liability which the proposed incoming directors may face on joining the boards of the Companies. Either Mr Gill or Mr Jollie also made a statement that the proposed incoming directors would need to obtain an updated actuarial review by Trowbridge. None of the proposed incoming directors asked me to concern myself with any aspect of the actuarial, financial or cash flow analyses to be provided to them... 127

29. I held the view at the meeting, as a result of the questions asked, and the dialogue which ensued, that the proposed incoming directors were pursuing due diligence steps to satisfy themselves of the actuarial basis for the estimates of projected claims.”128

20.84 On 7 February 2001, a draft advice to the incoming directors was sent by Mallesons to Mr Shafron.129 I do not accept the submission that Mr Bancroft did so for the purposes of Mr Shafron “settling” that advice;130 Mr Bancroft simply used Mr Shafron as a point of distribution to the incoming directors, for whom papers were being prepared for their upcoming meeting on 13 February 2001.131

126	Bancroft, Ex 95, pp 5–6, paras 28.

127	Other than Mr Jollie, who asked that the February 2001 Trowbridge report be addressed to the proposed directors. Ex 95, p. 9, para. 53.

128	Bancroft, Ex 95, pp. 5–6, paras 28–29.

129	Ex 95 at [41], Tab 28.

130	Unions & Asbestos Victims Submissions at 2.49(e).

131	Ex 95 at [41]; T 1847.16; Bancroft Submissions at [26].

20.85 In the course of advising the incoming directors, Mr Bancroft told them that it was inappropriate for them to execute any documents in connection with the proposed transaction.132 Mr Bancroft’s reasons were:133

“62 From at least 7 February 2001, I held the view that it was inappropriate for the proposed incoming directors to execute any documents in connection with the proposal, other than their consents to act as directors. This was because the proposed incoming directors (other than perhaps Sir Llew Edwards) were not able properly to assess many of the substantive matters dealt with in the Deed of Covenant and the Loan Deed. The commercial terms were being set by JHIL and had not been negotiated with the incoming directors. The proposed incoming directors had no way of assessing whether the best interests of Coy and Jsekarb were served by entering into those transaction documents. In reaching this conclusion I considered that it was a matter for the existing directors to resolve to enter into the relevant documents, including the Deed of Covenant and the Loan Deed, and to execute those documents. The existing directors were in a better position to make an informed judgment as to whether, for example, the Deed of Covenant was in the best interests of Coy and Jsekarb. The proposed incoming directors were not.”

20.86 I am satisfied that Mr Bancroft discharged his obligations to the incoming directors adequately. It is apparent that he took a narrow view of his instructions, being concerned with “the personal legal liability which the proposed incoming directors may face on joining the boards of the [MRCF, Amaca and Amaba]”134 , rather than with matters such as the adequacy of the Foundation’s funding. However, I do not consider that he was obliged to do any more than this. Only the Unions submit that any cause of action arises against Mr Bancroft.135 Once the limited scope of his role is understood, it is apparent that this criticism is misconceived.

132	Ex 95, p. 10, para. 62.

133	See Ex 95, pp. 11–12, para. 62.

134	Ex 95, p. 5, para. 28.

135	Initial Submissions on behalf of Unions and Asbestos Support Groups, para. 2.49. I address criticisms of Mr Bancroft advice in relation to the Deed of Covenant and Indemnity in the next chapter.

Chapter 21 – Deed of Covenant and Indemnity of 15 February 2001

A. Introduction

21.1 An important part of the transactions that took place on 15-16 February 2001 was the entry of JHIL, Coy and Jsekarb into a Deed of Covenant and Indemnity.1 That document was executed in the early hours of the morning of 16 February 2001 on behalf of JHIL by Mr Shafron and on behalf of Coy and on behalf of Jsekarb by their outgoing directors, Mr Morley and Mr Donald Cameron. They resigned later that morning.

21.2 The Deed of Covenant and Indemnity is set out in full in Annexure O. It had three central elements:

(a)	Coy and Jsekarb covenanted that they would not themselves make certain claims[2] against JHIL;[3]

(b)	Coy and Jsekarb agreed to indemnify JHIL in respect of certain claims if made by other parties against JHIL;[4] and

(c)	in return for the covenants and indemnities JHIL agreed to pay Coy and Jsekarb periodical payments.

1 Ex 1, Vol. 6, Tab 60.

2 Defined by cl 1.1 to mean: “ ... any claim, demand, action, cause of action or proceeding (whether based in contract, tort, statute, at law or otherwise howsoever) whether arising in Australia or in any other part of the world and whether or not substantiated”.

3 Cl. 3.1 provided that the obligation undertaken by the covenant was not to make any “Claim” in respect of two subjects, namely:

-	in connection with the marketing, manufacture, processing, purchase, sale, distribution or importation of asbestos or products containing asbestos;

-	in connection with ... the payment of moneys by Coy and/or Jsekarb to any JHIL Party whether by way of dividend, distribution, management fees or otherwise.

4 The indemnity given by Coy was described in clause 4.3 (a) in the following terms: “(a) In consideration of the payment by JHIL to Coy of the amounts set out in Schedule 2, subject to clauses 4.3 and 4A1, Coy shall (subject to clauses 4.2, 4.4 and 4.5), to the greatest extent permitted by law, indemnify and hold harmless each JHIL Party in respect of:

(i)	all Claims which any person may bring or make against such JHIL Party whenever arising and whenever alleged; and

(ii)	all Losses suffered or incurred by such JHIL Party whenever suffered,

(iii)	in each case arising from, in connection with or incidental to, whether directly or indirectly, the marketing, manufacture, processing, purchase, sale, distribution or importation by Coy, at any time before the date of this Deed, of asbestos or products containing asbestos”.

That given by Jsekarb was in similar terms. The Deed, by cl 1.1, defined “JHIL Party” to mean JHIL and each Related Body Corporate of JHIL, other than Coy and Jsekarb.

21.3 The consideration given by JHIL for the covenant was the payment by JHIL:

(a)	to Coy of payments of $2,648,125 on 15 February in each of the years 2001-2042;[5]

(b)	to Jsekarb of payments of $139,375 on 15 February in each of the years 2001-2042.[6]

The consideration given by JHIL for the indemnity was the payment by JHIL:

(a)	to Coy of payments of $2,648,125 on 15 February in each of the years 2001-2042;[7]

(b)	to Jsekarb of payments of $139,375 on 15 February in each of the years 2001-2042.[8]

The payments to be made by JHIL thus totalled:

(a)	to Coy $222,442,500; and

(b)	to Jsekarb $11,707,500.

They are, of course, undiscounted figures.

21.4 The Deed made provision for acceleration of the payments at the instance of JHIL, or of Coy or Jsekarb. In this regard JHIL was given an election to pay Coy and Jsekarb certain lump sums in lieu of the payments due in 2008 and thereafter.9 Similar provision was made by in respect of the payments for the indemnity.10

5 See cl 3.1(a) and Schedule 1.

6 See cl 3.1(a) and Schedule 3.

7 See cl 4.1(a) and Schedule 2.

8 See cl 4.2(a) and Schedule 4.

9 See cl 3.3 providing:

“3.3 The parties agree that JHIL may elect, by notice in writing to Coy and Jsekarb, instead of making the payments numbered 8 to 42 in each of Schedules 1 and 3, to pay to Coy and Jsekarb the sums of $34,675,000 and $1,825,000 respectively by the date specified for payment of payment number 8 in each of Schedules 1 and 3, namely 15 February 2008.”

10 See cl 4.3.

21.5 Coy and Jsekarb’s entitlement to require payment of the net present value of the unpaid balance arose where Coy had paid claims of $142,500,000 (cl 4A.1);11 Jsekarb had paid claims of $7,500,000 (cl 4A.2).12

21.6 As is apparent from the above, the effect of the Deed of Covenant and Indemnity was that JHIL was immunised from suit by Coy or Jsekarb, not only in respect of asbestos liabilities, but also in respect of claims that Coy or Jsekarb might make in respect of past dividends, distributions, management fees, or any other aspect. The immunity from suit extended not only to JHIL, but also to any JHIL Party, a term that was defined widely. In addition if any “Claim” was brought against a JHIL Party, Coy and Jsekarb were obliged to indemnify the JHIL Party in respect of any such claim.

B. Origin of the Deed of Covenant and Indemnity

Asbestos liabilities of JHIL?

21.7 The concept of the Deed of Covenant and Indemnity seems first to have emerged during the Project Green planning in 2000.13 In the Project Green Board papers for the February JHIL Board meeting14 under the heading “Risk” appears:

“The exposure to JHIL post separation, eg. break through suits or nuisance suits by JH & Coy or third parties is substantially reduced by the JH & Coy covenant not to sue and indemnity.”

As part of the “key working assumptions”15 it was said (ACM and BM referring to Coy and Jsekarb respectively):

11 cl 4A.1 provided in respect of Coy:

“4A.1 The parties agree that if, at any time after the date of this Deed, the total amount (as recorded in the accounting records of Coy) equal to:

(i)	all amounts paid by Coy to any person (including any JHIL Party under this Deed) in respect of asbestosrelated Claims (including legal costs and expenses) and which are not recovered by Coy under any insurance contract; less

(ii)	the amount of monies paid under the litigation management contract executed by Coy on or about the date of this Deed (or any similar such contract),

since the date of this Deed, is greater than $142,500,000, then Coy shall have the right to demand payment from JHIL (to be paid within one month of demand) in one lump sum of the net present value as at the date of payment (calculated by reference to the Discount Factor as at the date of payment) of all amounts referred to in Schedules 1 and 2 which have a date for payment falling after the date of the demand, provided that Coy shall not be entitled to demand such payment if JHIL has previously paid to Coy the amounts of $34,675,000 and $34,675,000 in accordance with clauses 3.3 and 4.3.”

12 Clause 4A.2 in respect of Jsekarb was to similar effect.

13 Ex 17, at para. 168; JHI NV Initial Submissions on Terms of Reference 2 and 3, para. 5.3.17.

14 Ex 80, Tab 6, p.88.

“for all practical purposes, asbestos liabilities for the JH group reside in ACM and BM – JHIL has never been found liable and it is not expected it will be found liable in the future, although it is possible that claimants may still attempt to join JHIL in legal actions unsuccessfully as occurs today.”

21.8 On 22 November 2000 Mr Shafron circulated to the Project Green advisers an issues paper prepared by him16 and posed under the heading “Strategic issues”:

“Coy suing JHIL

(a)	Does creating a trust structure involving Coy increase the changes of Coy suing JHIL? (WJA/PJS)

(b)	Can Newsub be constrained from ever allowing Coy to sue JHIL, e.g. by limitation in the trust deed? (AAH)

(c)	Is it advisable that individuals with knowledge of both Coy and JHIL affairs not be made available to Coy (assuming answer to 3(b) Is no).

(d)	Is JHIL concerned about suits from Coy? (WJA/PJS)”

21.9 On 27 November 2000 Mr Peter Cameron of Allens provided his written outline of advice in response.17 Mr Cameron advised, inter alia, that JHIL should probably not make a gift of the shares in Coy unless the terms of the proposed trust included a covenant to prevent claims for contribution by Coy against JHIL and an indemnity against breach of that covenant or against third party claims against JHIL where Coy was primarily liable.18

21.10 Mr Shafron’s Issues Paper, and probably Mr Cameron’s advice, were discussed in a Project Green advisers conference call on 28 November 2000.19 The evidence suggests that during this meeting Allens was requested to conduct a review of transactions between JHIL and Coy over the previous ten years, and Mr Harman thereafter prepared an analysis of Coy’s financial profile over that decade for that purpose.20

15 Ex 80, Tab 6, p. 91.

16 Ex 75 Vol. 7 p. 2248 (“Coy Trust: Issues, Assumptions, Actions”).

17 Ex 75, Vol. 7, p. 2285.

18 Ex 75, Vol. 7, p. 2285.

19 Ex 75, Tab 71; JHI NV Initial Submissions on Terms of Reference 2 and 3, para. 5.3.19.

20 Harman, Ex 68, Tab F.

21.11 On 12 December 2000 a brief to advise in relation to the trust proposal was prepared by Allens and circulated by Mr Blanchard to the Project Green advisers. Mr Shafron sought comments from Mr Morley and Mr Harman.21 On 15 December 2000 the brief was sent to Mr James Allsop SC for advice.22 On 20 December 2000 he gave advice in conference on a range of issues, including the following23:

“A direct covenant from Coy cannot be given by Coy’s directors without valuable consideration paid to Coy. There would be no corporate purpose without valuable consideration. Such consideration would have to be arrived at by an arm’s length mechanism. But in principle there is no reason why JHIL can’t purchase such a covenant from Coy, assuming a reasonable, arms length price can be negotiated”.

21.12 In the same conference Mr Allsop expressed his preliminary views about the susceptibility of JHIL to arguments for the defeat or circumvention of the ‘corporate veil’ applying the reasoning of cases such as CSR Ltd v Wren24. In James Hardie & Coy Pty Ltd v Putt25 (“Putt”) JHIL had survived a claim for the tortious acts of its New Zealand subsidiary (also known as James Hardie & Company Pty Limited) in relation to its Auckland operations. Mr Allsop observed:26

“the ongoing soundness and applicability of Putt’s case turns on the factual findings in that case, those findings being that JHIL was not a defacto employer of Coy’s employees and did not have day to day control of the affairs of Coy”.

21.13 Allens had been conducting a project designed to identify any documents relevant to this question since February 2000. In particular, Allens had been considering the consequences of the transfer of the Industrial Safety Unit from Coy to JHIL in the late 1970s or early 1980s that might suggest that JHIL was more exposed than previously thought to direct claims.27 On 12 January 2001, Allens sent its final report28 on this discovery project to Mr Attrill and Mr Shafron.

21 Ex 75 Vol. 7, Tab 73.

22 Cameron, Ex 224, Tab 22.

23 See note of conference prepared by Allens and settled by Mr Allsop, Ex 121, Vol. 5, p. 2290. On 22 December 2000 Mr Allsop provided a written advice on this issue: Ex 224, Tab 24 (this is subject to a confidentiality direction dated 16.6.04).

24 (1998) Aust Torts R 81,461.

25 (1998) 43 NSWLR 554.

26 Shafron, Ex 75 Vol. 7, Tab 83, p. 2370.

27 T 970.46–54; T 971.8–24; Ex 57, Vol. 4, p. 903.

28 Ex 81.

21.14 On 14 February 2001, Mr Allsop SC provided a further written opinion to JHIL, which dealt, inter alia, with the future possible liability of JHIL in asbestos claims following receipt of the Allens discovery report. Mr Allsop’s opinion was tabled at the February Board meeting.29 It is unnecessary to conclude whether or not the assessment that was made by Allens in January 2001 was wrong. It is also not possible to express any definite view on the actual or potential liability of JHIL for asbestos related claims as at the date of separation.30 I simply conclude there was some risk of liability in respect of the claims of the nature assessed in section 10 of Mr Wilkinson’s report.31 JHIL also had a potential for liability in respect of virtually all claims which could be made against Coy (Amaca) and Jsekarb (Amaba) if tort law developed along lines discussed by Mr Allsop as a possibility.32 JHIL also had potential for liability for such claims on the basis that the decision in Putt would not be followed in a case concerning Coy’s Australian business, either because a factual inquiry might produce a different outcome, or the law in that regard might change.

Intercompany Payments

21.15 A second unresolved issue, that of intercompany payments, was also taken up following the 28 November 2000 Project Green team meeting. On 3 January 2001, Mr Robb discussed the issue of intercompany payments with Mr Morley and Mr Shafron,33 stating that the October 1996 dividend payment required further investigation.34 On 13 January 2001, Mr Shafron emailed Mr Robb and Mr Cameron stating that “we need to get the position finalised on dividends and management fees”.35

21.16 On 15 January 2001, after the meeting with the prospective directors, Mr Morley spoke to a non-executive director of JHIL and chairman of JHIL’s audit committee, Mr Brown, and they discussed the possibility of increasing the assets of

29 Ex 224, Tab 32.

30 Issue 36, see Annexure.

31 Ex 252.

32 Ex 224, Tab 24 (subject to confidentiality order dated 16.6.04).

33 Ex 187, para. 27.

34 Ex 187, Vol. 1, Tab 3.

35 Ex 224, Tab 25.

Coy by a payment of $59.5m or $59.9m, representing the amount of the October 1996 dividend ($43.5m) plus compound interest of $16m from 1996 to 2001.36

21.17 On 16 January 2001, in a conference telephone call37 prior to a meeting of the Audit Committee, Allens partner Mr Peter Cameron advised that it would be a “big call” to declare that the 1996 dividend payment was bad.38 At the Audit Committee meeting, Mr Morley reported39 that due diligence had been performed on Coy going back 10 years, which had revealed “a single instance where a dividend of $43.5m had been paid by Coy to JHIL in October 1996 which seemed a little unusual”. Mr Morley further explained that to reverse the dividend to restore Coy’s value in today’s terms for that dividend “an equity contribution of $57m into the company would be needed” which would increase the asset base of Coy from $215m to $272m.

21.18 At the JHIL Board meeting on 17 January 2001 Mr Peter Cameron again advised that it was not clear the 1996 dividend had been unlawful40. The Board, however, wanted to investigate the possibility of a separation with an accretion to the assets of Coy. At that stage it seemed that accretion could be achieved by “reversing” the impact of that doubtful dividend.41 If the “impact” was reversed rather than the dividend itself, a covenant not to sue would be necessary to prevent a later claim. By 1 February 2001, Allens had prepared a first draft of its opinion on the subject of the October 1996 dividend, which continued to be redrafted until 12 February 200142 suggesting there “may be question marks over the prudency of the 1996 dividend, which would need further factual analysis”.43 However, Mr Robb informed Mr Shafron by email dated 7 February 2001 that Allens’ opinion was “unlikely to give a definitive view, as this would require a detailed understanding of what the directors knew and did at the time of making the dividend payment”.44 Mr Robb’s opinion was also that it was unlikely that there was any liability in respect

36 Morley T 2003.57.

37 Messrs Morley, Shafron and Macdonald with Mr Peter Cameron and Mr Robb of Allens, and Mr Wilson and Mr Sweetman of UBS Warburg.

38 See Morley, T 2006.12 and Ex 121, Tab 84, p. 2492: JHI NV Initial Submissions on Terms of Reference 2 and 3, para. 5.3.35.

39 Ex 121, para. 193.

40 Ex 92, Tab 5; Ex 87, Tab 9 p. 36.

41 Robb, Ex 189, Vol. 1 p. 149.

42 Ex 189 Vol. 1 at 0199; T 2838.35–38, T 2839.10–17.

43 Ex 187, Vol. 1 Tab 12 at 0052.

of management fees.45 The draft deed was first circulated by Allens at 7.47 pm on 8 February - a draft which in any event did not refer to dividends or management fees.46

21.19 In the upshot, Allens was not required to complete its investigation into the question of whether the October 1996 dividend was improperly paid by Coy. The provision of additional funding would provide the basis for an indemnity, and the indemnity would provide a justification for additional funding sought by the Board. With that justification available, it was not necessary for JHIL to concern itself as to the strength of the dividend claim. Mr Shafron nonetheless instructed reference to be included in the final deed47 out of an abundance of caution.48

C. Consideration by outgoing directors and their legal advisor

21.20 It will be recalled that Mr Allsop’s advice had been that “there is no reason why JHIL can’t purchase such a covenant from Coy, assuming a reasonable, arms length price can be negotiated”. Of course, given that both Mr Morley and Mr Donald Cameron also held positions within JHIL, the transaction was not, prima facie, able to be characterised as “arms length”. Indeed, JH INV/ABN 60 do not contend otherwise.49 Mr Morley and Mr Cameron were JHIL’s appointed directors to its two subsidiaries. How might Coy and Jsekarb’s own issues be managed?

21.21 The first draft of the deed was emailed by Allens to Mr Shafron and others on 8 February 2001.50 The next day, Mr Robb observed to Mr Shafron that the deed had been “drafted from JHIL’s perspective”.51 He accepted that “[c]learly Coy may have its own issues. How will this be managed in terms of advice and instructions”.

21.22 Mr Shafron’s note indicated that he anticipated any protection of Coy’s interests would come through independent advice the outgoing directors would

44 Ex 187, Vol. 1 Tab 13.

45 Ex 187 para. 28.

46 Ex 189, page 303; Ex 98 Tab 4.

47 Robb, T 2829.25–30.

48 Robb, T 2829.36–39.

49 JHI NV Submissions in reply on Terms of Reference 1 to 3, para. E1.2.

50 It was expressed to be between JHIL and Coy, but was later amended to include Jsekarb.

51 Ex 189, Vol. 1, p. 322.

receive, and “Phil and Don will carry the draft indemnity to the independent lawyer and come back with any changes”.52

21.23 Mr Shafron provided a memorandum to Mr Morley and Mr Cameron (later finalised and dated 15 February 2001)53 in which he set out various general matters in relation to directors duties and the need to “discuss these issues with an independent lawyer”, confirming that he had arranged for them to see Mr Bill Koeck and Mr Jeremy Kriewaldt of Blake Dawson Waldron. 54

21.24 Mr Cameron and Mr Morley met with Mr Koeck and Mr Kriewaldt on 15 February 2001. Mr Shafron attended.55 At the meeting Mr Koeck was given the 8 February 2001 version of the draft deed.56 On the basis of what he was told by Mr Morley and Mr Cameron,57 and his review of Mr Shafron’s memorandum which they gave him, Mr Koeck understood that the purpose of the indemnity was “to ensure that Coy and Jsekarb can better meet future claims against them”.58

21.25 Mr Koeck’s advice went a little way to crafting the Deed to Coy and Jsekarb’s perspective, although it is clear Blake Dawson Waldron was retained by JHIL only to represent the personal interests of the outgoing directors of Coy and Jsekarb. Mr Koeck formed the view that the covenant not to sue was too wide and needed to be confined so that it would identify specifically what was to be the subject matter of the claims given up.59 That proposed amendment was taken up by Mr Koeck with Mr Robb and Mr Peter Cameron in a telephone conversation on 15 February 2001.60

21.26 I accept that Mr Koeck recognised that the terms of the Deed of Covenant and Indemnity created a need for the directors of Coy and Jsekarb to have a proper and detailed examination of the potential asbestos liability of JHIL. But this was a

52 Ex 215.

53 Morley, Ex 121, Tab 125. The memorandum set out matters under various headings “The Proposal”, “Factual Background”, “Directors Duties Generally”, “Protections” and “Independent Advice”. Attached to the memorandum were two annexures, addressing “Asbestos Litigation in the JH Group” and “Piercing the Corporate Veil”.

54 See further Ex 98 para 3; Cameron, T 526.11–18.

55 Morley, Ex 121, Vol. 8, Tab 126 p. 2957.

56 T 1887.22.

57 Ex 98, para. 6; Koeck, T 1876.11–16.

58 T 1876.49–T 1877.16.

59 T 1889.34; Morley, Ex 121, Vol. 8, Tab 127.

60 Koeck, Ex 98, para. 17, Tab 11; T 1887.24–49.

matter that he was specifically requested by JHIL not to advise upon.61 He understood that Allens was advising Coy and Jsekarb on these matters.62 Whilst Mr Koeck urged the directors to “[m]ake an independent judgment of experts assumptions & analysis” and to “[s]eek out support for assumptions"63 the disclaimers expressed in the written advice of 16 February 2001,64 are consistent with Mr Koeck’s understanding of his limited function. Consistently with his retainer to advise the directors personally, he recommended that the constitutions of Coy and Jsekarb should be amended to permit the outgoing directors to act in the interests of JHIL, and therefore be afforded the protection of s 187 of the Corporations Law.65But his advice specifically excluded matters in relation to legal issues relating to the asbestos claims and other transactions or circumstances, and focussed on the relatively unexceptional matters of the outgoing directors’ general duties and obligations to consider the interests of creditors.66

21.27 Of course, Mr Morley had known that the dividend had been the subject of advice. Having learnt of the clause, Mr Morley’s evidence is that he did not inform Mr Donald Cameron, his explanation being that he had relied upon the advice of Peter Cameron that it was paid out of retained earnings at a time when the company was solvent.67 Similarly he did not raise the October 1996 dividend with Mr Koeck68 and Mr Koeck’s evidence was that he was unaware that an opinion had been formed that there may be a question mark over the prudence of any dividend payment.69 Although he was aware that there were covenants in relation to payment of dividends, Mr Donald Cameron did not follow up on Mr Koeck’s recommendations to question assumptions70 or discuss this matter with anyone71.

61 T 1880.49–57–T 1881.1–3; T 1891.25–30.

62 T 1882.17.

63 D Cameron, Ex 42, para. 13, Tab 3.

64 Which formalised the advice outlined by him at the 15 February 2001 meeting: see Koeck, Ex 98 para. 14; D Cameron Ex 42, para. 55.

65 Ex 189 Vol. 1 at 357; D Cameron, Ex 42, para. 57, Tab 19. Only Jsekarb’s constitution was amended: Morley T 2155.22–24.

66 Koeck, Ex 98 Tab 14.

67 Morley, T2126.1–12; T2232.14–19.

68 Ex 122 para. 24.

69 Morley, T1878.11–24.

70 D Cameron, T 533.14–18.

71 D Cameron, T 534.50–T535.1.

D. Conduct of Mr Morley and Mr Donald Cameron

21.28 No lawyer (whether independent or not) was actually having regard to the interests of Coy and Jsekarb in the separation process.72 No advice was sought or obtained by Coy and Jsekarb on the critical matters of the either the value of separation to JHIL or the value foregone in giving up causes of action in relation to payments of dividends and management fees by Coy. It is clear that Allens regarded themselves as acting in the interests of JHIL in the separation process.73 The question arises whether it was reasonable for Mr Morley and Mr Cameron to take advantage of such advice as Allens74 and Mr Allsop SC had provided to JHIL75 or whether they were in breach of duty for failing to identify that Coy and Jsekarb should have received independent advice.76

21.29 In my opinion, it was not enough to rely upon the advice of Allens in this transaction. The fact was that Coy and Jsekarb were being separated from the Group. It was to the advantage of JHIL to effect that separation. If Coy and Jsekarb, or their directors, had received independent advice on the merits of the transaction it might have resulted in either separation not proceeding, or arrangements being made for additional funding. As matters stood, the Board of JHIL regarded the consideration as the additional amount to bring the funds available to the estimate requirement to fund the Trowbridge estimates77 and Messrs Morley and Cameron accepted that reasoning.78 However, from the perspective of the interests of Coy and Jsekarb, the calculation of the consideration for the covenant and indemnity was not the subject of negotiation between JHIL on the one hand and Coy and Jsekarb on the other79 - the number was simply provided to the outgoing directors by Mr Shafron.80 Notwithstanding Mr Koeck’s advice on 13 February to evaluate the indemnity,81 neither Mr Morley nor Mr Cameron evaluated the deed in money terms, or sought to

72 Morley, T 2223.14–35.

73 Robb, Ex 187, para. 6, T 2771.15–24, T 2839.41–49; Ex 141.

74 Mr Morley relied on the advice of Roy Williams of Allens in relation to aspects of Mr Shafron’s memorandum of 15 February 2001: T 2152.18–33.

75 Morley, T 2152.18–33.

76 Counsel Assisting’s Initial Submissions Section 2, para. 133.

77 McGregor, T 1454.16; Shafron, T 1647, 1653.

78 Morley, T 2140.25–31; T 2148.2–9; T 2158.51–2159.5.

79 McGregor, T 1479–1480.

80 D. Cameron, T 538.11–13.

81 Morley, Ex 121, Tab 124.

bargain in relation to the quantum of the covenant.82 Put simply, to Mr Morley and Mr Cameron $80m NPV was a “pile of money,”83 and they needed to consider the matter no further.

21.30 Yet, the giving of the indemnity patently facilitated the separation of Coy and Jsekarb from JHIL — indeed, the minutes supporting the resolutions acknowledged this.84 Of course, the indemnity may not have been a necessary precondition to separation, but the attitude within JHIL at the time of separation was that elimination of asbestos exposure was of significant commercial value to the James Hardie Group.85 Mr McGregor’s evidence to this Inquiry was that he understood separation to not only be “desirable”86 but a “practical necessity”.87 A listing in the United States was “commercially unrealistic” if JHIL still had asbestos related liabilities on its balance sheet.88 Mr Morley and Mr Cameron were aware of the desirability of separation.

21.31 I am conscious, of course, that Coy and Jsekarb were wholly owned subsidiaries of JHIL, but what was being done was not an ordinary transaction. The circumstances were such that the entry into the Deed of Covenant and Indemnity on their part was in fact in consideration for the payments to be made under the Deed, in circumstances where the companies would go their separate ways in the future. The circumstances, in my opinion, gave rise to the need for separate advice to Coy and Jsekarb as to the merits of the transactions.

21.32 Mr Morley sought to explain not thinking about independent investigations or legal advice because the quantum of the indemnity was supported by the financial model.89 His explanation was:90

“It came up from $214M which was the gross assets at the time, okay, and we took the view that the put was there so no claims could go against JHIL; reviewing interest rates, management fees and dividends, we took the view there was no

82 Morley, T 256.50–53; D Cameron, T 536.21–24.

83 Koeck, Ex 98, Tab 5, T 1876.27–42 (Mr Koeck’s evidence was that the phrase “a pile of money” was either
    Mr Morley’s or Mr Cameron’s, but he could not recall which one of them).

84 Ex 42, Tab 31, p. 213; Ex 42, Tab 32, p. 224.

85 McGregor, Ex 80, para 14; Shafron, Ex 17, para. 79; Macdonald, Ex 148, para. 8; Robb, Ex 187, para. 12.

86 T 1435.30, T 1497.

87 T 1572.

88 McGregor, T 1486–T1487; see also Harman, T 1250.

89 T 2243.23–52.

90 T 2158.51–2159.5.

liability for that then looked at it and said, ‘okay we are getting $80M extra for what we could perceive no real liabilities flowing to JHIL ’ and we thought that was a good amount of money. I guess the other thing that helped us is looking at the model and looking at the projections and the configuration of the assets, we took the view that $80M on top of the assets would meet the liabilities.”

Mr Cameron said that he believed the company had sufficient funds to meet its liabilities: “I didn’t contemplate that it would run out of money so I didn’t believe that would be a major issue”.91

21.33 Both these gentlemen in my opinion thought that what they were doing was what was required by their positions as officers of the Group, rather than as directors of Coy or Jsekarb. I think each did consider whether the transactions were in the interests of Coy and Jsekarb, but I do think that the range of matters which they considered was too restricted.

21.34 An argument was raised by Counsel Assisting and the Foundation that JHIL was a de facto director of Coy and Jsekarb at this time for the purposes of contending that JHIL’s conduct was in breach of duty to Coy and Jsekarb.

21.35 In Chapter 6 I expressed the view that, taking certain matters in combination, JHIL was a shadow director of Coy in the period of 1995 - 1998. In my opinion, although some circumstances had changed, that position still pertained at the time of the Deed of Covenant and Indemnity of February 2001. 92 I accept that there had been no more payments at JHIL’s direction of dividends or management fees since 1999. But that was because the decisions of JHIL about the strategic restructuring of the Group meant that by 2001, the only function that Coy and Jsekarb had was to deal with claims for compensation by asbestos victims. That work was carried out entirely by officers of JHIL. From 1998 Mr Attrill was employed by JHIL as the manager of the asbestos litigation of Coy, Jsekarb and JHIL and reported to management and the board of JHIL.93 The Trowbridge reports, which were said to have been obtained to assist Coy’s litigation and accordingly privileged, were kept confidential from Coy’s directors.94 Up until separation, the

91 T 354–356.5–19.

92 Counsel Assisting’s Initial Submissions, Section 2, paras 154–157; MRCF Initial Submissions, paras 35.63–35.67; cf JHI NV
    Submissions in reply on Terms of Reference 1 to 3, section E7.

93 Ex 56. para, 10.

94 Cameron, Ex 42 para 21, T 540.50–53, T 541.19–33, T 613.57–58.

JHIL board continued to treat the James Hardie Group as a consolidated group from a financial point of view.

21.36 In relation to the Deed of Covenant and Indemnity itself, there was simply no negotiation in relation to the calculation of the consideration to be given by JHIL for the covenant not to sue and indemnity by Coy and Jsekarb.95 The amount was determined by the JHIL board on advice from its executive management. Mr Shafron simply gave the number to Messrs Morley and Cameron,96 which they accepted.97

21.37 I do not accept the Foundation’s submission that JHI NV was also a de facto director of Coy and Jsekarb at the time.98 Of course, this was prior to the scheme of arrangement, and the company that later became JHI NV was a subsidiary of JHIL, named RCI Netherlands Holdings BV (“RCINH BV”).99

21.38 RCINH BV (now JHI NV) would have been a de facto director only if the directors of Coy and Jsekarb acted on its instructions or it otherwise acted as a director. There is simply no evidence that this happened. That there is some overlapping of directors (Mr Don Cameron was also a director of that company) is not enough. As for the suggestion100 that the new holding company to be put in place pursuant to the restructuring was intended to be recipient of the benefits accruing to the James Hardie Group from the separation, as at February 2001, it was not clear that if Project Green went ahead, the company that is now JHI NV would become the ultimate parent company of the group.

21.39 I would add two further comments:

(a)	Contentions were advanced that Mr Morley and Mr Donald Cameron should have pressed further the propriety of the payment of the $43.5m dividend. But as a practical matter Coy was to receive more than the amount of that dividend by the payments under that Deed. Whilst the payments did not reflect a reversal of the dividend, the money in substance was paid. In any event even

95 McGregor, T 1479–1480.

96 Shafron, T 538.11–13.

97 Cameron, T526.50–53, T621.43–56.

98 MRCF Initial Submissions, paras 35.68–35.74.

99 See Annexure I.

today it is not possible to say that the dividend was improperly declared.

(b)	It has been submitted that Messrs Morley and Cameron were required to take into account the interests of future asbestos claimants and that in failing to do so, they were in breach of their duties as directors. I do not agree with that in respect of future asbestos claimants who had not yet suffered damage. There were adequate funds to pay existing claimants.

E. Consideration by incoming directors and their legal advisor

21.40 The position of the incoming directors was considered in Chapter 20. They and Mr Bancroft had a very limited role in the negotiation of the terms of the Deed of Covenant and Indemnity, which was not part of the initial trust proposal put to them in January 2001.101

21.41 Mr Bancroft first became aware of the proposal for the outgoing directors to enter into the Deed from an email from Mr Shafron on 7 February 2001.102 The package of materials circulated on or about 7 or 8 February 2001 by Mr Shafron for the meeting of incoming directors on 13 February 2001 did not include a draft of the Deed of Covenant and Indemnity103 although there was a summary of it in a paper entitled “Set Up and Structural Issues” under the heading “Extra Funding & Hold Harmless”:104

“The JHIL Board will be asked to approve the injection of additional capital into JH& Coy & Jsekarb so that they will be better able to meet claims that may be made against them, and ultimately fund medical research. The additional amount recommended by management is $70M — to be paid at $12.5M p.a. — and allocated primarily to JH & Coy with a portion to Jsekarb. In return, Coy and Jsekarb will agree to hold JHIL harmless and indemnity JHIL against claims that may be made against it in relation to the manufacture of asbestos containing products post 1937 by JH & Coy. No amount will be payable where JHIL has insurance cover. JHIL would remain at risk and unindemnified for the manufacture of asbestos containing products prior to 1937.

100 MRCF Initial Submissions, para. 35.68.

101 Bancroft, Ex 95, para 26(a) and Vol.1, Tab 16, p.224; T 1836.20.

102 T 1846.

103 Ex 5, para. 72, Ex 13, para. 100, Ex 36, para. 74(a); Ex 7, Vol. 1, Tab 13.

104 Ex 2, Vol. 3, Tab 9, pp. 521–522.

In addition, and also in consideration of the additional funding, JH & Coy will agree to acquire all the outstanding shares in JHIL, should JHIL be offered to it at some future time not holding any business operations, delisted, and otherwise non operational.

The current JH & Coy and Jsekarb directors will resolve to enter into these arrangements.

Mr Morley will be covering these funding issues in more detail at the meeting, particularly in light of the most recent thinking.”

21.42 Several features may be noted about this passage. First, the “hold harmless and indemnify” part of it related to “claims that may be made against” JHIL in relation to “the manufacture of asbestos containing products post 1937 by JH & Coy”. The actual Deed of Covenant and Indemnity went beyond that subject matter in that cl 3.1 extended also to a range of other transactions which had taken place.

21.43 The weight of the objective evidence suggests that Mr Bancroft first received a version of the proposed Deed not on 14 February but on 15 February 2001105 (whether first by email or in the Red Book106 is unnecessary to decide).107 His only substantive contribution108 to the terms of the Deed of Covenant and Indemnity arose in the context of the insertion of cl 4A on the evening of 15 February 2001 with Mr Gill109 to permit the acceleration of payments under it, should the need arise.110

21.44 Because of this intervention, JHI NV and ABN 60 contend that Mr Bancroft and Mallesons considered and were involved in the finalisation of the terms of the Deed of Covenant and Indemnity111 and ultimately submit that:

“[t]he efficacy of the independent advice appears to have failed to some degree, but that is entirely the fault of the incoming directors or Mr Bancroft or both. No blame can properly be levelled at JHIL.”112

105	Bancroft Initial Submissions, paras 34–41; cf JHI NV Initial Submissions, para. 10.1.6; MRCF Initial Submissions, para. 43.18.

106	See Cooper, Ex 5, p. 23, para. 91; and also Ex 7, MRCF 4.

107	A draft was sent by email at 1.56pm on 15 February 2001 from Mr Frangekides, solicitor at Allens: see Bancroft Ex 95, para. 60, Tab 42;the Red Book containing an earlier draft was delivered from Mr Shafron at JHIL that afternoon: Bancroft, Ex 95, para. 61, and Vol. 3, Tab 25; Shafron, Ex 17, para. 204.

108	cf JHI NV Initial Submissions on Terms of Reference 2 and 3 para. 10.1.6.

109	T 1873.31–36; T 1841.50–56; T 1873.40–45.

110	Cooper, T 140.25–30; Bancroft, T1841.45, 1848.30–50, 1873.45.

111	See JHI NV Initial Submissions on Terms of Reference 2 and 3, para. 10.1.6.

112	JHI NV Initial Submissions on Terms of Reference 2 and 3, para. 10.1.11, see also UASG Initial Submissions, para. 2.49(a).

21.45 I disagree. Mr Bancroft’s advice to the incoming directors was that it was appropriate for the outgoing directors of Coy and Jsekarb, to execute documents in connection with the proposal. Mr Bancroft’s view, that for the incoming directors to do so was “inappropriate”, was because they were not able properly to assess many of the substantive matters dealt with. The existing directors were in a better position to make an informed judgment on whether the Deed of Covenant and Indemnity was in the best interests of Coy and Jsekarb.113 In my opinion, the amendment to cl 4A he helped craft was one directed simply to the better implementation of that transaction — a matter relevant to the incoming directors in their new roles. That he eschewed the substantive decision whether or not to enter into the transaction as a matter for the outgoing directors is consistent with that approach.

21.46 That said, I note that in his oral evidence, Mr Bancroft ascribed the “principal reason” for not wanting the directors to be appointed prior to the transaction documents being entered to his opinion “that the incoming directors did not have sufficient time to consider the commercial aspects in respect of those documents.”114 Evidently Mr Bancroft expressed his concern to the incoming directors regarding the shortness of time within which to consider the transactions documents, including the Deed of Covenant and Indemnity.115 He appears to have accepted as adequate that it would be sufficient for him to provide a written advice on the Deed of Covenant, the Loan Deed and the leases over the real estate held by Coy and Jsekarb to be at a later date116 when they had time to fully consider the documents.117 That advice was eventually provided to them on 14 March 2001.118

21.47 The Foundation submitted that the logical consequence of Mr Bancroft’s recognition that “we didn’t have time to do a review of the document”119 was to urge the incoming directors not to proceed that night, and that if he had done so, “it is likely that his advice would have been followed”.120 Mr Bancroft’s evidence, which I accept, was that he did point out to the directors that it was possible for the

113	Ex 95, para. 62.

114	T 1850.18.

115	Bancroft, T 1842.10–15; Bancroft Initial Submissions, para. 16 but cf MRCF Submissions in reply, paras 11.1–11.4.

116	Ex 95 para. 72.

117	T 1841.5.

118	Ex 95, paras 72, 78, Tab 52, p. 696.

119	T 1842.13.

transaction to be delayed so that advice about the Deed of Covenant and Indemnity could be given to them before the transaction was completed. He recollected having discussions with Dennis Cooper before the meeting took place because they were “pretty unhappy”, “personally unhappy” about the fact they had “this large pile of documents so close to the commencement of the meeting”.121 Mr Bancroft’s explanation was that he did not advise his clients not to enter the transactions if there had not been sufficient time to review the documents because he thought that was “a matter for the directors to make a decision for themselves”.122 He believed that “they were making their own enquiries in relation to the commercial aspect of the matter”.123 In my opinion that was approach was reasonably open to him.

120 MRCF Submissions in reply, para. 11.4.

121 T 1941.

122 T 1850.34.

123 T 1831.6.

F. The Put Option

21.48 Of course, the Deed of Covenant and Indemnity would not protect JHIL against claims by third parties if Coy and Jsekarb were no longer in a position to indemnify it. Obliging Coy to acquire all the shares in JHIL for a nominal consideration, however, would cater for such a situation.

21.49 On 5 February 2001, Mr Macdonald emailed Mr Robb and instructed him to include an option to “put” JHIL to Coy.124 Those instructions were subsequently confirmed by email by Mr Shafron.125 Mr Robb’s evidence is that the instructions were written only; that is, at that time he received no oral explanation as to the future intention as to the exercise of the put option.126

21.50 The “put” option is in cl 5 of the Deed of Covenant and Indemnity.127 Clauses 5.1–5.3 provided:

“5. Covenant to acquire JHIL Shares

5.1 Covenant to acquire

Coy hereby covenants to the JHIL Shareholder that Coy shall, on receipt of a notice from the JHIL Shareholder in the form of Schedule 3 (Schedule 3 Notice), acquire the JHIL Shares in whole and in one lot.

5.2 Exercise

The JHIL Shareholder may require Coy to acquire the JHIL Shares by giving to Coy a Schedule 3 Notice at any time during the Prescribed Period.

5.3 Sale

(a) When the Schedule 3 Notice is given, the JHIL Shareholder shall transfer the JHIL Shares to Coy for a nominal consideration of $10.00.” [Emphasis added]

21.51 The “JHIL Shares” were all the issued shares in JHIL and the “Prescribed Period” was 15 years from 15 February 2001. A passing curiosity was that the option was given by cl 5.2 to the “JHIL Shareholder” a term defined by cl 1.1 to mean:

“... the person, if any, who is the sole registered holder of the JHIL Shares from time to time.”

124 Ex 214.

125 Robb, T 2812.14–20.

126 Robb, T 2812.42–44.

127 Ex 1, Vol. 6, Tab 60, pp. 2045–6.

At the time when the put option was granted, JHIL had multiple shareholders. The identity of the person who might be the sole shareholder was not then known, and the company may not have been in existence. Questions of enforceability of the put option might well have arisen if it were sought to be exercised.

21.52 The put option (if effective) should have operated to permit a future parent company of JHIL to compel Coy to acquire all the shares in JHIL for a nominal sum. The effect of such a transaction would be to turn Coy’s former parent into its subsidiary. The consequence would be twofold. First, it would have the effect of removing JHIL from the JHI NV group. This would protect JHNV from any liability (for example, via partly paid shares) to provide funds for asbestos claimants who were able to establish claims against JHIL. Even if such claims were not being made, it would permit JHI NV finally to remove all stigma of asbestos association. The second effect is that exercise of the put option would effectively bring to an end to any claims that Amaca or Amaba had against JHI NV that were for any reason not encompassed by the Deed of Covenant and Indemnity itself (save a claim to set aside or vary the Deed of Covenant and Indemnity).

21.53 In oral submissions, Mr Bathurst QC on behalf of Allens, advanced the proposition that the put option may have been defective.128 The difficulty propounded was that there was a real uncertainty as to whether it could be enforced by the JHIL shareholder or on behalf of the JHIL shareholder. In my opinion, assuming JHI NV qualified as the JHIL shareholder at a relevant time, it would have been permitted to call upon the put option’s operation for its benefit even though not a party: see Trident General Insurance Co Ltd v McNiece Bros Pty Ltd.129 Even if it could be enforced, there was no obligation on JHIL to register any transfer of shares as a consequence of the exercise of the put, since it would be a breach of the obligations of the directors of JHIL to register a transfer of shares which had the effect of substituting as the contributory an insolvency for a company which had 1.8 billion dollars.130 As it happens, it is not necessary for me to express a concluded view on this.

128 T 3848.36–T 3849.4.

129 (1988) 165 CLR 107.

130 T 3848.

G. A concluding observation

21.54 I do not think that there was anything inherently inappropriate in a requirement for a Deed of Covenant and Indemnity of the nature in fact entered into. Any “inappropriateness” would only arise in a commercial sense, if the consideration for which it was being given was inadequate.

Chapter 22 – JHIL Media Release of 16 February 2001

A. The Media Release

22.1 As noted in Chapter 4 the JHIL Board meeting of 15 February 2001 approved the ASX announcement to be made by JHIL. The resolution was in the following terms:1

“ASX Announcement

The Chairman tabled an announcement to the ASX whereby the Company explains the effect of the resolutions passed at this meeting and the terms of the Foundation (ASX Announcement).

Resolved that:

(a)	the Company approved the ASX Announcement; and

(b)	the ASX Announcement be executed by the Company and sent to the ASX.”

22.2 On 16 February 2001 Mr Donald Cameron, on behalf of JHIL, sent to the Company Announcements Office at the Australian Stock Exchange a letter2 in which he said:

“Attached for release to the market are the following:

1.	Media Release – James Hardie resolves its asbestos liability favourably for claimants and shareholders

2.	Announcement of 3rd quarter results

3.	ASX Release for the 3rd quarter ended 31 December 2000

4.	Management Discussion and Analysis for 3rd quarter ended 31 December 2000

5.	Copies of slides to be presented to media and analysts’ briefings today.”

22.3 The documents reflected the desire of James Hardie to ensure that the announcement of the establishment of the Foundation occurred at the time of the announcement of the Third Quarter results.

[1] [2]	Ex 75, Vol 8, Tab 118, p. 2723. Ex 1, Vol 7, Tab 66, p. 2118.

22.4 The Media Release – Item 1 in the attachments to Mr Cameron’s letter – was in the following terms:

“16 February 2001

James Hardie Resolves its Asbestos Liability Favourably for Claimants and Shareholders

James Hardie Industries Limited (JHIL) announced today that it had established a foundation to compensate sufferers of asbestos-related diseases with claims against two former James Hardie subsidiaries and fund medical research aimed at finding cures for these diseases.

The Medical Research and Compensation Foundation (MRCF), to be chaired by Sir Llewellyn Edwards, will be completely independent of JHIL and will commence operation with assets of $293 million.

The foundation has sufficient funds to meet all legitimate compensation claims anticipated from people injured by asbestos products that were manufactured in the past by two former subsidiaries of JHIL.

JHIL CEO Mr Peter Macdonald said that the establishment of a fully-funded Foundation provided certainty for both claimants and shareholders.

‘The establishment of the Medical Research and Compensation Foundation provides certainty for people with a legitimate claim against the former James Hardie companies which manufactured asbestos products,’ Mr Macdonald said.

‘The Foundation will concentrate on managing its substantial assets for the benefit of claimants. Its establishment has effectively resolved James Hardie’s asbestos liability and this will allow management to focus entirely on growing the company for the benefit of all shareholders.’

A separate fund of $3 million has also been granted to the Foundation for scientific and medical research aimed at finding treatments and cures for asbestos diseases.

The $293 million assets of the Foundation include a portfolio of long term securities, a substantial cash reserve, properties which earn rent and insurance policies which cover various types of claims, including all workers compensation claims.

Towers Perrin has been appointed to advise the Foundation on its investments, which will generate investment income and capital growth.

In establishing the Foundation, James Hardie sought expert advice from a number of firms, including PricewaterhouseCoopers, Access Economics and the actuarial firm, Trowbridge. With this advice, supplementing the company’s long experience in the area of asbestos, the directors of JHIL determined the level of funding required by the Foundation.

‘James Hardie is satisfied that the Foundation has sufficient funds to meet anticipated future claims,’ Mr Macdonald said.

The initial $3 million for medical research will enable the Foundation to continue work on existing programs established by James Hardie as well as launch new programs.

When all future claims have been concluded, surplus funds will be used to support further scientific and medical research on lung diseases.

Mr Macdonald said Sir Llewellyn Edwards, who has resigned as a director of James Hardie Industries Limited to take up his new appointment as chairman of the Foundation, has enjoyed a long and distinguished career in medicine, politics and business.

His experience with James Hardie will assist the Foundation to rapidly acquire the knowledge it needs to perform effectively. Sir Llew is a director of a number of organisations including Westpac Banking Corporation and is also Chancellor of the University of Queensland.

The other Foundation directors are Mr Michael Gill, Mr Peter Jollie and Mr Dennis Cooper.

Ends.

For further details contact:

Greg Baxter, Senior Vice President Corporate Affairs ...”

22.5 Item 2, the announcement of James Hardie’s Third Quarter results, contained the following statements in relation to asbestos:3

“Asbestos

The company announced today that it has resolved its future asbestos liability for the mutual benefit of claimants and shareholders.

The company has established the Medical Research and Compensation Foundation (MRCF) which has taken over the management and settlement of the group’s future asbestos liabilities. The foundation will be completely independent of James Hardie.

Assets of A$293.0 million have been transferred to the Foundation to fund all future claims for compensation and to support medical research.

The transfer of assets means that the James Hardie group will book an extraordinary item of A$238.0 million in its consolidated profit and loss statement for its fiscal year ended March 31, 2001, to reflect the transfer of assets to the Foundation.

Effective today, the consolidated profit and loss statement of the James Hardie group will not include costs associated with asbestos. From today, these costs will be borne by the new Foundation.

[3]	Ex 1, Vol 7, Tab 66, pp. 2124–2125.

Additionally, a provision of A$72.4 million will be removed from the consolidated balance sheet of the James Hardie group to reflect the removal of this contingent liability from the group. No future provisions are expected to be required.

These changes mean that the James Hardie group will be able to concentrate solely on developing its operating businesses and the new Foundation will concentrate solely on managing asbestos related activities.

Further details are contained in a separate announcement also released today.”

Similar statements were contained in Item 4 “Management Discussion and Analysis”.4

22.6 Item 5 - the slides - included the following statements:

1.	“The Foundation is expected to have sufficient funds to meet all claims relating to James Hardie asbestos”[5]

2.	“The assets provide sufficient funds to meet anticipated claims related to James Hardie’s asbestos”[6]

3.	“The position of claimants is substantially improved ... future claims fully funded”[7]

4.	“Independent advice provided by PwC, Access Economics and actuaries Trowbridge”

B. Meaning of the Media Release

22.7 The terms of the Media Release have been the subject of much analysis in the course of the Inquiry, and it has been contended that they gave rise to contravention of s 995, s 999 and s 1309 of the Corporations Law. I deal later with that question; it is convenient to consider first the meanings which the Media Release would convey to the ordinary reader.

22.8 In my opinion the ordinary reader would regard the Media Release as saying that, in fact, the $293m available to the Foundation, Amaca and Amaba was sufficient:

“to meet all legitimate compensation claims anticipated from people injured by asbestos products that were manufactured in the past”

[4] Ibid, p. 2139. [5] Ibid, p. 2163. [6] Ibid, p. 2165. [7] Ibid.

by Coy and Jsekarb. It creates, to my mind, the impression that there had been a proper estimation of the number and value of expected claims and that they would be met by the provision of the $293m. There is no hint of any qualification. Rather, the reverse is conveyed by the reference to “surplus funds” after “all future claims have been concluded, and by the references to “a fully-funded Foundation” which would provide:

“certainly for people with a legitimate claim against the former James Hardie companies which manufactured asbestos products.”

and to there being “sufficient funds to meet all outstanding claims”.

22.9 The only feature of the Media Release which, in terms, might be regarded as militating against regarding the statement as one of fact, is the use of the expression “James Hardie is satisfied” in the eleventh paragraph of the Media Release, it being suggested that it conveys that a state of mind is involved. Certainly that is true as an abstract proposition but, in the sense in which it is used in the Media Release, it appears to be used as an emphatic, that is to emphasize the steps referred to in the preceding paragraph, which steps had been taken to ensure that the “fully funded” statement was true.

22.10 The second aspect of the ordinary meaning of the Media Release concerns the paragraph:

“In establishing the Foundation, James Hardie sought expert advice from a number of firms, including PricewaterhouseCoopers, Access Economics and the actuarial firm, Trowbridge. With this advice, supplementing the company’s long experience in the area of asbestos, the directors of JHIL determined the level of funding required by the Foundation.”

22.11 The ordinary reader of the Media Release, in my opinion, would regard that paragraph as conveying that the “expert advice” from PricewaterhouseCoopers, Access Economics and Trowbridge was advice in relation to the subject matter of the second sentence of that paragraph, namely the determination of the level of funding. What the ordinary reader would not appreciate was the limited function which PricewaterhouseCoopers and Access Economics had actually performed – see Chapter 10 – and in particular that they had been required not to deal with “the level of funding required by the Foundation”.

22.12 The third feature of the Media Release, again as looked at by the ordinary reader, was the statement attributed to Mr Macdonald that:

”...the establishment of a fully-funded Foundation provided certainty for both claimants and shareholders.”

22.13 “Certainty” in this context, in relation to claimants, appears to mean that legitimate claimants would have access to a fully-funded Foundation. In relation to shareholders, it would appear to mean that the public could now buy, hold, or sell JHIL shares without the shadow hitherto cast by the asbestos liabilities.

22.14 Each of the three statements – if considered from the point of view of the ordinary reader – is, in my opinion, not true:

(a)	The Foundation was not “fully-funded” in any relevant sense. It was massively under-funded.

(b)	It followed that it did not provide “certainty” for either claimants or shareholders.

(c)	The references to PricewaterhouseCoopers and Access Economics conveyed, by a combination of assertion and omission, a quite incorrect view as to the role of those entities.

22.15 The views which I have just expressed involve the rejection of a number of submissions made on behalf of JHI NV/ABN 60.

22.16 First, in relation to the references to PricewaterhouseCoopers and Access Economics, I accept that the Media Release was accurate in stating that “James Hardie sought expert advice from a number of firms, including PricewaterhouseCoopers, Access Economics and the actuarial firm Trowbridge”. That, however, is to extract those words from their context, and not to give them the meaning which, in that context, they convey.[8]

22.17 Secondly, I do not accept the contention[9] that “certainty” should be treated as referring, in relation to claimants, to the fact that the funds were no longer held by

[8] JHI NV Submissions in reply on Terms of Reference 1 to 3, para. F2.10. [9] JHI NV Submissions in reply on Terms of Reference 1 to 3, para. F2.11.

subsidiaries of an operating company which, amongst other options, had been considering putting the subsidiaries into liquidation. Instead the assets would never be dedicated to meeting those claims.

22.18 Whilst considerations of this kind may have played a part in the selection of the term “certainty” at this, or earlier points, it is not the meaning conveyed by the use of the term in the Media Release. I would add that, as I have indicated in Chapter 5, paragraph 178, I accept Mr McGregor’s evidence that options such as winding up or declarations of no support would have been practically unacceptable.

22.19 Thirdly, I would reject the contention10 that “fully-funded”:

“...does not mean ‘over-funded’ so there is a high degree of assurance for claimants decades in the future. Nor does it mean ‘under-funded’ so that there is a low degree of assurance for such claimants. Fully-funded conveys that there is a reasonable basis for the belief that the funds would be sufficient.”

In my opinion, the term “fully-funded” as used in the Media Release was not intended to have the narrow meaning contemplated in the first two sentences of that submission. Nor, in my view, should it be given the (different) narrow meaning referred to in the third sentence. Why should it have either such meaning? The Media Release was JHIL’s public statement that its difficulties with its subsidiaries’ asbestos liabilities were over, to the benefit of claimants and shareholders. There is no reason why public statements of this kind, which were intended to influence governments, other “stakeholders” and the public generally, should be given any narrow meaning.

22.20 I turn then to a further question which arises in relation to the “fully-funded” assertion (and, in consequence, to the assertion as to certainty). It is that although the statement that the Foundation is fully-funded is presented as a statement of present fact, it is inherently a prediction as to outcomes at a future time. As I have said earlier, that is true in one sense, but to accept that proposition would not be the end of the matter.

22.21 The Media Release, on this assumption, makes it clear that it is conveying that JHIL, in fact, believes that the Foundation is fully-funded (and that Mr Macdonald holds the same view). There are various possibilities as to the state of belief contemplated, but I would have thought that in the circumstances there would have to be an honest belief based on grounds which did support the asserted belief. This was, for the reasons advanced above, an important matter affecting a wide range of persons and bodies.

C. Public relations over substance

22.22 The Media Release was an integral part of the public relations planning in relation to separation. It was to convey the message that JHIL’s asbestos problems had been resolved, to the mutual benefit of all stakeholders. The difficulty with it is that when one looks at its terms, and compares them with the underlying facts, the Media Release seems a pure public relations construct, bereft of substantial truth. In this regard:

(a)	The Foundation did not have sufficient funds to meet all legitimate compensation claims anticipated for people injured by asbestos products manufactured by the Coy and Jsekarb. It was massively under-funded.

(b)	No “certainty” was provided for claimants, or for shareholders.

(c)	James Hardie’s asbestos liability was not “effectively resolved”.

(d)	The notion that the Foundation would be able to generate investment income and capital growth and would have surplus funds “when all future claims have been concluded” was fanciful. The level of outgoings from the inception of the Foundation has meant it is on the way to being a financial basket case. There will be no surplus.

(e)	The reference to PricewaterhouseCoopers and Access Economics conveyed a quite erroneous impression of the involvement of those entities.

22.23 The evidence on this, and other issues, left me with the distinct impression that public relations played a larger than healthy part in the activities of the James Hardie Group. No doubt the existence of the asbestos liabilities provided a “public

[10] JHI NV Submissions in reply on Terms of Reference 1 to 3, para. F2.6.

relations challenge”,11 that is not a licence to say whatever may best suit the occasion. It was put also that the James Hardie public relations staff was relatively smaller than similar departments in comparable corporate groups.12 So it may have been, but it was hardly inactive and its influence was pervasive. Of course, public relations questions may be relevant, indeed very relevant to decision-making, but I remain surprised at the degree to which those considerations appear to have been allowed to intrude into the merits of decision-making on these issues.

22.24 I note in this regard Mr McGregor’s oral evidence.13

“Commissioner Q. There seemed to be a great deal of time expended by your corporate affairs department and the PR people immediately prior to the events of February 2001. I must say I must express some surprise at the level of the material going to the board. There was so much attention to the public relations aspect of it and to the various spins, if I can use the patois, that might be used. Why was that?

A.	James Hardie has a very open management attitude and culture. The material that was sent to the board was, I think, more to demonstrate the preparation, the thought processes and the thinking about the issues that would have to be dealt with and how it was proposed that they would be dealt with in that matter, and the typical way of planning in James Hardie is to take the worst case that you might be faced with and to try and plan how to manage for an effective outcome. The sensitivity of these issues and the adverse publicity that invariably they attract was quite a serious issue for the company, and obviously planning to represent the decisions made in the appropriate manner and openly, as is disclosed in those documents, that preparation I think was sent by the management to inform the board that there was a thorough appreciation of that issues and plans as to how the company would announce and inform people about what it was doing.”

I had some difficulty in accepting that evidence when he gave it; indeed, I formed the impression that he had difficulty in giving it. It seemed an after-the-event rationalisation of what had taken place, rather than an explanation of the underlying reasons.

D. Corporations Law Questions

22.25 There are three provisions of the Corporations Law which it is contended have been contravened in the publication of the Media Release. They are s 995,

[11] JHI NV/ABN 60 Initial Submissions para. 12.8.1. [12] Macdonald T2662.14–2663.13. [13] T 1527.26–1528.10.

s 999 and s 1309. Contraventions of s 999 and s 1309 were offences by reason of s 1311(1). Contravention of s 995 was not: s 995(3). I shall deal first with s 995.

E. Corporations Law, section 995

22.26 The Corporations Law, as at 16 February 2001, provided in s 995(2) that:

“A person must not, in or in connection with:

(a)	any dealing in securities; or

(b)	without limiting the generality of paragraph (a):

(i)	the allotment or issue of securities; or

(ii)	a notice published in relation to securities; or

(iii)	the making of, or the making of an evaluation of, or of a recommendation in relation to, offers under a takeover bid; or

(iv)	the carrying on of any negotiations, the making of any arrangements or the doing of any other act preparatory to or in any other way related to any matter referred to in subparagraph (i), (ii) or (iii);

engage in conduct that is misleading or deceptive or is likely to mislead or deceive.”

22.27 Although a person contravening s 995(2) is not guilty of an offence, the person is liable to anyone suffering loss or damage by reason of the contravention : s 1005(1). For there to be a contravention of s 995(2), it is not necessary for there to be an intention to mislead or deceive : Wilkinson v Feldworth Financial Services Pty Ltd (1999) 17 ACLC 220.

22.28 In my opinion the conduct of JHIL in publishing the Media Release in the form in which it did was misleading and deceptive in terms of s 995(2)(b)(ii). The assertion that the Foundation was “fully-funded” was made without qualification. It was not true for the reasons dealt with in Section B of this Chapter. The statements attributed to Mr Macdonald are in the same category. The statements contained in the Media Release as to “certainty” depend on the same matters.

22.29 Again, for the reasons in Section B, the statements made concerning PricewaterhouseCoopers and Access Economics were plainly misleading and deceptive, and in my opinion JHIL contravened s 995(2) in making them. Mr

Macdonald, for reasons which I discuss in relation to s 1309, himself permitted the publication of the Media Release. Again, he is in the same position as JHIL.

22.30 There was thus, in my view, a contravention of s 995(2) by the publication of the Media Release. But what “loss or damage” has been suffered by the Foundation, Amaca or Amaba by reason of that contravention?

F. Corporations Law, sections 999 and 1309 : A Preliminary Question

22.31 The Special Commissions of Inquiry Act 1993 provides in s 10(1) that:

“(1)	It is the duty of a Commissioner ... to make a report or reports to the Governor in connection with the subject-matter of the commission, and in particular as to whether there is or was any evidence or sufficient evidence warranting the prosecution of a specified person for a specified offence.”

22.32 At the time of publication of the Media Release the Corporations Law was a State law. On 15 July 2001, however, the Corporations Act 2001, a law of the Commonwealth, came into force. On the same day the Corporations (Ancillary Provisions) Act 2001, a New South Wales law, also came into force. The 2001 enactments, in conjunction, have the effect that:

(a)	rights or liabilities (including criminal liabilities) arising under the former State Corporations Law are “cancelled”, but a substituted equivalent liability arises under the Commonwealth Corporations Act, as if that Act had been in force at the time of the events giving rise to the right or liability; and

(b)	in the case of criminal liability, the offence becomes a Commonwealth, rather than a State, offence.

22.33 The fact that the offences, if any, would now be Commonwealth offences gives rise to a question whether s 10(1) has any application to them, a question I raised during closing arguments of the Inquiry. The response from counsel for JHI NV/ABN 60, with much of which I agree, set out the position under the enactments to which I have referred:

“1.	At T3954–5 the Commissioner asked counsel assisting as to the consequences of the conduct said to give rise to contraventions of ss999 and

1309 being conduct prior to the introduction of the Corporations Act 2001. The James Hardie parties make the following submissions in response.

2.	The conduct said to give rise to contraventions of ss999 and 1309 occurred in February 2001.

3.	The Corporations Act 2001 (Cth) and the Corporations (Ancillary Provisions) Act 2001 (NSW) commenced on 15 July 2001. It is necessary to consider the impact that legislation had upon the scope of this commission.

4.	First, as the Commissioner observed, the effect of the legislation is, purportedly, to replace rights and obligations derived from State law to rights and obligations derived from Commonwealth law. In ASIC v Rich (2003) 45 ACSR 305 at [2], Austin J said:

‘By virtue of some peculiar transitional provisions in the Corporations Act (especially s1399 and 1400), the proceeding is to be conducted under the Corporations Act rather than the Corporations Law of New South Wales, and the court is required to assume that the Corporations Act was in force at all relevant times, but that its terms were identical with the terms of the Corporations Law applicable at the time of occurrence of the events in contention.’

5.	The central provisions are:

(a)	Section 7(2) of the Corporations (Ancillary Provisions) Act 2001, which provides that:

‘if by force of Chapter 10 of the new Corporations Act or Part 16 of the new ASIC Act 2001 a person acquires, accrues or incurs a right or liability in substitution for a pre-commencement right or liability, the pre-commencement right or liability is cancelled at the relevant time and ceases at that time to be a right or liability under a law of the State.’

(b)	‘Relevant time’ is defined in s3(1) to mean 15 July 2001.

(c)	‘Pre-commencement right or liability’ is expressly defined to include criminal liability under the Corporations Law: s7(5).

(d)	Section 1400 of the Corporations Act is within Chapter 10. It applies in relation to a right or liability (‘the pre-commencement right or liability’) whether civil or criminal, that was acquired under, inter alia, the Corporations Law and was in existence immediately before 15 July 2001: s1400(1).

(e)	Section 1400(2) provides that the person acquires, accrues or incurs a right or liability (‘the substituted right or liability’) equivalent to the pre-commencement right or liability under the corresponding provision of the Corporations Act 2001 ‘(as if that provision applied to the conduct or circumstances that gave rise to the pre-commencement right or liability)’.

(f)	Section 1400(3) provides that proceedings in respect of the substituted right or liability may be instituted under the Corporations Act 2001 (Cth).

6.	Secondly, the consequences of those provisions in respect of conduct occurring in February 2001 are that:

(a)	There is no longer any liability for contravention of ss999 and 1309 of the Corporations Law – any such liability has been ‘cancelled’ and has ceased to be a liability under a New South Wales law.

(b)	In particular, there can never be any prosecution for a contravention of ss999 or 1309 of the Corporations Law enacted by New South Wales.

(c)	Only the substituted contraventions of ss999 and 1309 of the Corporations Act 2001 may be the subject of any prosecution arising out of conduct in February 2001.“[14]

The contentions in these paragraphs appear to be correct.

22.34 The Submissions then go on to deal with the extent to which s 10(1) authorises the making of a report in relation to offences. The first point made is that in doing so one should not exceed the authority given by statute:

“7.	Thirdly, the obligation imposed by s10 of the Special Commissions of Inquiry Act 1983 is confined to reporting whether there is or was any evidence or sufficient evidence warranting the prosecution of a specified person for a specified offence. Consistently with Balog v Independent Commission Against Corruption (1990) 169 CLR 625, it is inappropriate for the Commissioner to make any finding in relation to criminal conduct beyond that required by the Act.”

I accept that general proposition.

22.35 The Submission then seeks to apply to the present circumstances by saying that “offence” in s 10(1) should be read as meaning offences under a law of New South Wales, and not offences under the laws of the Commonwealth.

“8.	Fourthly, the ‘specified offence’ in s10 should be read, on ordinary principles of construction, as confined to an offence against the law of New South Wales. That follows from:

(a)	Section 12 of the Interpretation Act 1987, which requires references in legislation to matters and things to be read as references to matters and things ‘in and of New South Wales’.

(b)	Thus, in Grannall v C Geo Kellaway & Sons Pty Ltd (1955) 93 CLR 36 at 52–54, what was decisive was that the New South Wales law prohibiting produce agents from charging excessive commission only applied to produce agents who charged within New South Wales.

(c)	More directly, in Solomons v District Court (NSW) (2002) 211 CLR 119 at [9], Gleeson CJ, Guadron, Gummow, Hayne and Callinan JJ

[14] JHI NV Submissions in Reply entitled “Further submissions on ss999 and 1309”.

said of s2 of the Costs in Criminal Cases Act 1967 (NSW) (which authorised a court ‘in any proceedings relating to any offence’ to grant a costs certificate when, inter alia, there had been an acquittal), that:

‘The offences in question do not include offences under a law of the Commonwealth. This follows as a matter of construction of s2 of the Costs Act in the light of s12(1) of the Interpretation Act.’

McHugh J said at [37]:

“The trial judge and the Court of Appeal correctly held that the Costs Act does not purport to apply to criminal proceedings in federal jurisdiction. It is a long recognised rule of statutory rule of statutory construction that a reference to courts, matters, things and persons in the legislation of a State is a reference to courts, matters, things and persons in that State. In New South Wales, that rule of construction is enshrined in legislation. Consequently, the Costs Act applies of its own force only to offences against the laws of New South Wales.”

Kirby J agreed: at [75]–[76].

9.	The reference to “specified offence” in s10 is to be read in the same way.”

Again, I accept that “offence” in s 10(1) should be treated as applying to offences under the laws of New South Wales, and not to offences under the laws of the Commonwealth.

22.36 The Submission then concludes

“10. For those reasons, it is submitted that:

(a)	the Commissioner will be satisfied that there is no possibility of any offence under ss999 or 1309 of the Corporations Law; and

(b)	no findings should or indeed can be made as to [the] whether there is any evidence, or sufficient evidence, warranting the prosecution of any person for a contravention of ss999 or 1309 of the Corporations Act.”

22.37 It is at this point that I disagree. The argument appears to give insufficient attention to the actual wording of s 10(1), i.e. whether there “is or was” evidence or sufficient evidence warranting the prosecution of a specific person for a specific offence. It is difficult to see why the words “or was” do not authorise consideration of past events which were, but are not now, the subject of legislative provision by the State. Laws having retrospective operation will often make lawful what had previously been proscribed. In my opinion the submission invokes an unnecessary reading down of s 10(1). Accordingly, I shall discuss s 999 and s 1309.

G. Corporations Law, Section 1309

22.38 It is convenient to deal with s 1309 before turning to s 999. There are two provisions of s 1309 which require consideration.

22.39 First, s 1309(1) provided that:

“(1)	An officer of a corporation who makes available or gives information, or authorises or permits the making available or giving of information to:

...

(a)	a securities exchange in Australia or elsewhere or an officer of such securities exchange;

being information, whether in documentary or any other form, that relates to the affairs of the corporation and that, to the knowledge of the officer:

(b)	is false or misleading in a material particular; or

(c)	has omitted from it a matter or thing the omission of which renders the information misleading in a material respect;

is guilty of an offence.”

22.40 Secondly, s 1309(2) provided:

“(2)	An officer of a corporation who makes available or gives information, or authorises or permits the making available or giving of information, to:

...

(a)	a securities exchange in Australia or elsewhere or an officer of such a securities exchange;

being information, whether in documentary or any other form, relating to the affairs of the corporation that:

(b)	is false or misleading in a material particular; or

(c)	has omitted from it a matter or thing the omission of which renders the information misleading in a material respect;

without having taken reasonable steps to ensure that the information:

(d)	was not false or misleading in a material particular; and

(e)	did not have omitted from it a matter or thing the omission of which rendered the information misleading in a material respect;

is guilty of an offence.”

22.41 The sending of the Media Release and related documents to the ASX was the giving of information to a securities exchange. The information given in the Media Release, I would have thought, plainly related to the affairs of JHIL. The Media Release treated it as doing so by the specific references to JHIL in many of the paragraphs of the Media Release, and the contemporaneous materials sent to the ASX – see paragraph 11.5 – seem a clear indication to the same effect.

22.42 The information provided was, in my opinion, false and misleading in the three respects referred to in Section B. It also omitted matters, the omission of which, in my opinion, rendered the information misleading in a material respect. The omitted material consisted of the qualifications on the role of PricewaterhouseCoopers and Access Economics to which I have referred to in Section B.

22.43 In those circumstances, any officer of JHIL who:

(a)	gave the information to the ASX; or

(b)	authorised the giving of the information to the ASX; or

(c)	permitted the giving of the information to the ASX;

would contravene s 1309(1) if the officer knew that the information suffered from the defect contemplated by paragraph (d) or (e) of s 1309(1). In relation to s 1309(2), such an officer would contravene the provision if the officer had not taken reasonable steps to ensure that the information did not suffer from the cumulative defect contemplated by paragraphs (d) and (e).

22.44 It will be seen that s 1309(1) and s 1309(2) place a liability upon officers of a corporation, rather than upon the corporation itself. (Of course, s 79 may operate to make the corporation liable as a party involved in the contravention).

22.45 The officer who sent the Media Release to the ASX was Mr Don Cameron. He was JHIL’s Company Secretary, and I am quite satisfied that he was not aware of the matters falling within paragraphs (d) and (e) of s 1309(1). Again, I think he was entitled to rely on the other officers of JHIL, and the decision of the Board, to say that he was entitled to assume other all reasonable steps had been taken in terms of s 1309(2).

22.46 The officers of JHIL to whom s 1309(1) and s 1309(2) could have principal application would be Mr Macdonald and Mr Baxter.

22.47 Mr Macdonald is, of course, extensively quoted in the Media Release. The Communications Strategy15 had indicated that he was to be the person to speak on behalf of JHIL in the presentation of the Third Quarter Results on 16 February 2001, as the case was.16 It contemplated that he would undergo media training to this end, although it did not appear whether, in fact, he underwent such training. The draft Media Release was in the Board papers from the 15 February 2001 Board Meeting. It is very difficult to believe that he was not familiar with the contents of the Media Release and the “messages” it was seeking to convey and that he did not “permit” the “making available” of the whole of this material to the ASX.

22.48 In my view there was evidence that Mr Macdonald knew that the information provided to the ASX was false and misleading in the respects referred to above? It is referred to in Chapter 24.

22.49 Mr Baxter appears to have had considerable involvement in the public relations aspects of separation; his name is on the Media Release. It has not been possible, however, to investigate whether his conduct was in breach of s 1309, or any other provision. So many issues were raised by the parties at the Inquiry that, in the time available, it was not possible to examine the conduct of every person concerned in every aspect of the events which took place. The relative significance of the Media Release in relation to separation also did not appear as important in the scheme of separation as the evidence later disclosed. Mr Baxter did not give evidence and I make it clear that I make no finding of any contravention against him. I simply have not considered his position.

22.50 I would also note that JHI NV/ABN 60 Final Submissions in Reply, dated 16 August 2004, made the point that:

[15] Ex 75, Vol 8, Tab 119, p. 26. 16 Ex 301 and 302.

“29.	Sections 999 and 1309, in contrast are criminal provisions. They attach criminal liability not to conduct but:

(a)	in the case of s999, to the making of statements or the dissemination of information; or

(b)	in the case of s1309, to the making available or furnishing of information.

30.	While making statements or disseminating information will all amount to conduct, not all conduct which would fall within s995 is capable of falling within ss999 or 1309.

31	The narrowing of language is deliberate. Just as s52 of the Trade Practices Act is a broad provision imposing civil liability, followed by more specific criminal provisions, so too s995 of the Corporations Act is a broad civil provision followed by specific criminal provisions which deal with, for example, misleading ‘appearances’ (s998), misleading ‘statements’ (s999), misleading ‘statements, promises or forecasts’ (s1000).

32.	Conduct which may give rise to a contravention of s52 or s995, namely, implied representations and representations by silence, would not (at least in ordinary circumstances) amount to the ‘making of statements’. Still less would such conduct amount to the dissemination, making available or furnishing of ‘information’.”

22.51 Much of this I would accept, but it means no more than that one must consider each provision according to its own terms. I have tried to do so.

H. Corporations Law, section 99999

22.52 Section 999 of the Corporations Law provided that:

“A person must not make a statement, or disseminate information, that is false in a material particular or materially misleading and:

(i)	is likely to induce other persons to subscribe for securities; or

(a)	is likely to induce the sale or purchase of securities by other persons; or

(b)	is likely to have the effect of increasing, reducing, maintaining or stabilising the market price of securities;

if, when the person makes the statement or disseminates the information:

(c)	the person does not care whether the statement or information is true or false; or

(d)	the person knows or ought reasonably to have known that the statement or information is false in a material particular or materially misleading.”

A contravention of s 999 was an offence : s 1311(1).

22.53 In my opinion, the Media Release should be read as a dissemination of information for the purposes of s 999. Its terms, read as a whole, conveyed the message to present and future holders of JHIL’s shares that the perceived dampening effect of the asbestos liabilities had gone and, equally importantly, would not return because the Foundation was “fully-funded”.

22.54 The terms of the Media Release were such that it seems plain enough to have been “likely”, in terms of s 999(b), to have had one of the effects there referred to. See in particular:

(a)	the reference by Mr Macdonald to “certainty for ... shareholders”;

(b)	the statement by Mr Macdonald that the resolution of the asbestos liabilities “will allow management to focus entirely on growing the company for the benefit of all shareholders”.

In fact, the price of JHIL shares on the market rose immediately after the publication of the Media Release.17

22.55 In my view the Media Release, considered as a whole:

(a)	was likely to induce the sale or purchase of shares in JHIL – s 999(a);

(b)	was likely to have the effect of increasing, or maintaining, the market price of shares in JHIL – s 999(b).

22.56 For the reasons discussed in relation to s 1309, Mr Macdonald, in my opinion, ought reasonably to have known that the information in the Media Release was false in material particulars, and materially misleading. The relevant respects are those discussed in Section B. Again the evidence is referred to in Chapter 24.

22.57 I find it difficult to see why JHIL ought not reasonably to have known the same matters. It had the advantage of the collective knowledge of its various senior officers. I would not have thought that the liability of JHIL would be affected by the fact that not all that information was given to the Board.

I. Evidence in Relation to s 99 and s 1309 Matters

22.58 In considering this question it is necessary to leave out of account two classes of evidence. First s 9(4) of the Special Commissions of Inquiry Act provides:

“... the Commissioner is required, when preparing a report in connection with the subject-matter of the Commission, to disregard (in the context of dealing under section 10 with offences that may or may not have been committed) evidence that, in the opinion of the Commissioner, would not be likely to be admissible in evidence in relevant criminal proceedings.”

22.59 I have treated this provision as requiring me to disregard evidence that would be the subject of a claim of privilege.

[17] Ex 135, Tab 8, p. 61 and Ex 279.

22.60 Secondly, s 23 of the Special Commissions of Inquiry Act provides:

(1)	A witness summoned to attend or appearing before a Special Commission shall not be excused from answering any question or producing any book, document or writing on the ground that the answer or production may criminate or tend to criminate the witness, or on the ground of privilege or on any other ground.

(2)	An answer made, or book, document or writing produced, by a witness to or before a Special Commission shall not, except as otherwise provided in this section, be admissible in evidence against that person in any civil or criminal proceedings.

(3)	Nothing in this section shall be deemed to render inadmissible:

(a)	any answer, book, document or writing in proceedings for an offence against this Act,

(b)	any answer, book, document or writing in any civil or criminal proceedings if the witness was willing to give the answer or produce the book, document or writing irrespective of the provisions of subsection (1), or

(c)	any book, document or writing in civil proceedings for or in respect of any right or liability conferred or imposed by the book, document or writing.”

22.61 The enthusiasm for negatives in the second and third subsections makes the provision a little complicated, but in my view it has the following effect:

(a)	By reason of s 23(1), questions must be answered and books, documents or writings produced; no ground for refusal will prevail.

(b)	Answers so given may not later be given in evidence in proceedings against the person in civil or criminal proceedings. Nor may books, documents or writings be so produced. The provision seems intended to have the effect that production to the Inquiry under compulsion of a summons does not have the consequence that an entitlement to non-production, overridden by s 23(1), is not overridden in other proceedings.

(c)	There is an exception to s 23(2) in the circumstances referred to in s 23(3). That relevance here is s 23(3)(b).

22.62 A number of witnesses, principally those who have been employees of JHIL, have stated specifically that they are not, in terms of s 23(3)(b), “willing to give the answers or produce the book, document or writing irrespective of the provisions of subsection (1)”. They are perfectly entitled to do so. I have not taken into account the evidence to which that would apply (in accordance with the views expressed above) in dealing with matters under s 10(2) of the Special Commissions of Inquiry Act.

J. Conclusions

22.63 It follows from the foregoing that there appears evidence that the publication of the Media Release to the ASX gave rise to contraventions of s 995, s 999 and s 1309.

22.64 It is now a matter for Commonwealth authorities to determine whether any further action should taken in respect of the contraventions of s 999 and s 1309 and, if so, against whom. As I have said, this is not an area where it has been possible to carry out an exhaustive investigation in relation to these aspects.

Chapter 23 –Trowbridge’s Conduct

A.	Negligence in the preparation of the February 2001 Report

23.1 The fact that Trowbridge’s projection of future liabilities in February 2001 significantly understated the position raises the question whether its assessment was performed with due professional skill and care. It has been suggested that it fell below the requisite standard in four respects: first, in its adoption of a 25 per cent nil claim assumption; secondly, in not allowing for superimposed inflation; thirdly, in assuming a peak of claims in 2001, and fourthly, in adopting the Berry-Medium curve for projecting claim numbers.1

Nil Claims

23.2 I have earlier indicated my acceptance of Mr Wilkinson’s evidence that adoption of a 25 per cent nil claims rate was inappropriate. It is appropriate to give a brief explanation. The relevant data is set out in Mr Wilkinson’s report:2

Table 5.7: Nil and non–nil settlements for mesothelioma claims

			Percentage
Settlement	Number of Nil	Total	Nil
Year	Settlements	Settlements	%
Earlier	12	45	27%
1991/92	4	23	17%
1992/93	10	29	34%
1993/94	10	62	16%
1994/95	10	68	15%
1995/96	9	72	13%
1996/97	5	47	11%
1997/98	30	92	33%
1998/99	15	74	20%
1999/00	10	68	15%
Total	115	580	20%

1 JHI NV Initial Submissions on Terms of Reference 2 and 3, ch 13, and esp para. 13.1.7.

2 Ex 252, p. 47.

23.3 What appears is that the overall rate is 20 per cent, the rate for the last three years (weighted average) was 23 per cent, and the 33 per cent rate which occurred in 1997/98 has the appearance of being an “outlier” (i.e. a statistical anomaly), as it is more than double the rate over the previous four years, and 66 per cent higher than the rate over all years.

23.4 The appropriate conclusion is that adoption of a 25 per cent projected nil settlement gave disproportionate weight to the outcome for 1997/98 – disproportionate because the average over any period ending in 2000 other than the 1997–2000 period would have produced an average of 20 per cent or less, and the choice of a three year period was in a sense arbitrary.3

23.5 Despite this, it is not clear that Trowbridge fell below the standard of a reasonable actuary in adopting a 25 per cent rate. It may have been reasonable to think that the nil claims for the 1999/2000 year were too low, and would “grow” as more data became available.4 It may also have been reasonable to give greater weight to the recent period than to earlier data.5 Finally, the main significance of the non-nil rate was that it affected the ultimate assumed settlement cost assumption, and Trowbridge’s overall estimate of $135,000 per mesothelioma claim was not materially below what KPMG regarded as the low end of a reasonable range.6

Superimposed Inflation

23.6 It is important to distinguish between two issues: whether the February Report was misleading or negligent as regards James Hardie, and whether it was misleading or negligent as regards the incoming directors of the Foundation. As regards James Hardie Trowbridge’s position has to be assessed in light of the fact that the February Report was explicitly intended to be no more than an update of the 2000 Trowbridge Report taking Watson & Hurst into account. James Hardie knew that the 2000 Report was based on an assumption of a continuation of the current real

3 Marshall, T 3432.10–3434.11. See also Minty at T 3307.35.

4 Minty, T 3308.30–.40.

5 Minty, T 3308.30–.40.

6 Ex 252, p. 59, applying a 23 per cent nil-settlement rate to the low end total costs of $175,000 gives $134,750.

quantum of damages7, and of the current environment regarding legal principles and settlement practices.8 The 2000 Trowbridge Report is not consistent with the expression of an opinion that no superimposed inflation is likely. It is noted that the potential exposure “will be heavily influenced” by court decisions and legislation, which may affect the quantum of damages.9 It was indicated that the assessment was sensitive to changes in assumptions, including settlement costs,10 and a sensitivity for superimposed inflation at 4 per cent was included.11

23.7 Moreover, Mr Attrill and Mr Shafron had seen drafts of the 2000 Report that described sensitivities that could increase the estimate by up to 50 per cent as “plausible”, specifically referring to high claim inflation in that context. Mr Shafron asked for this to be omitted.12 He also asked that Trowbridge change this sensitivity from 4 per cent to 3 per cent.13 Trowbridge was “adamant” that it remain as it was.14 Mr Minty, it seems, had previously told Mr Attrill that 4 per cent would be a best estimate of super-imposed inflation.15 These circumstances make it difficult for James Hardie to criticise Trowbridge for failing to allow for super-imposed inflation except in the sensitivity analysis in the 2000 Report.

23.8 It should be also be noted that Allens (Mr Williams) had expressed a strong view that a nil allowance for super-imposed inflation was unrealistic.16 Mr Ashe had recorded a similar view,17 which Mr Attrill had endorsed.18

23.9 As regards the incoming directors the position is quite different. The February Report contained only a partial and somewhat elliptical reference to the topic.19 The subject was not further illuminated by the oral presentation on 13

7 Ex 2, Vol 4, Tab 14, p. 843, 857–8.

8 Ex 2, Vol 4, p. 849, 843.

9 Ex 2, Vol 4, p. 844.

10 Ex 2, Vol 4, p. 848.

11 Ex 2, Vol 4, pp. 889, 892.

12 Ex 57, Vol 2, p. 428.

13 Ibid, p. 432.

14 Ex 57, Vol 3, p. 515; see also Vol 2, p. 496.

15 Ex 57, Vol 2, p. 332.

16 Ex 75, Vol 5, Tab 54; pp. 1785–1786, Ex 61, Vol 4, Tab 13 (23.6.00).

17 Ex 61, Vol 4, Tab 33, p. 162.

18 T 1189.45–1190.06.

19 Ex 50, Tab 23, p. 199.

February.20 On the basis that Trowbridge did not in fact regard an assumption of nil superimposed inflation to be realistic (as opposed to convenient for the purposes of analysis because of the difficulty of making an estimate), the February Report and the oral presentation were negligent and misleading, as the “best estimate” did not in truth represent an estimate that was “neither optimistic nor conservative”.21 On the contrary, it was distinctly optimistic.

Choice of Berry-Medium

23.10 Trowbridge’s adoption of this curve for the “best estimate” projection was based on its assumption that by 2000 James Hardie’s event and claim numbers had levelled.22 Of these two Trowbridge seemed to focus attention on claim numbers. The explanation for this was not clear. For the purposes of the exercise being undertaken in February 2001, Trowbridge’s method was necessarily based on events, rather than claims, because the Watson and Hurst projections were of mesothelioma cases (equivalent to events), not “claims” in the sense employed in the James Hardie database.

23.11 In any event, Mr Minty accepted that the first question was whether it was appropriate to infer that the number of events had levelled.23 In truth, as both he and Mr Marshall ultimately accepted, the available evidence did not support a conclusion that events had levelled. Rather, the pattern was of consistent increases over some years.24 Moreover, the rate of increase was greater than the rate of increase in mesothelioma cases in the community at large, a circumstance probably explained by an increase in the propensity of victims to sue James Hardie.25 Trowbridge had no reason to think that the propensity to sue had peaked, and substantial reason to think it had not.26 However, the implications of this were not even considered. In these circumstances, the failure to adopt the Berry High curve as a best estimate seems to me unjustifiable, and not consistent with appropriate professional care.

20 Ex 50, para. 44

21 cf Ex 50, para. 44.

22 Minty, T 3322.30–40.

23 T 3324.19–22.

24 See Minty, T 3322.50–3323.22; Ex 251, p. 4–19, T 3326.10–38. Marshall, T 3440.35–3441.51.

25 Marshall, T 3442.35–45; Minty, T 3326.40–55.

26 Minty, T 3326.56–3327.20; Whitehead, T 3209.44–3210.33.

Claim Numbers

23.12 Trowbridge had also been criticised for not going further, and adopting a projection of claim numbers greater even than Berry High, as Mr Wilkinson did. The main elements of the criticism were the implications of a rough exposure model for the liabilities, and European predictions for mesothelioma there. The former involves little more than taking the period of peak usage of asbestos in Australia (1964–1974)27 and adding the average latency period for mesothelioma (45 years) to derive a likely peak of incidence of mesothelioma (2009 – 2019). The latter was based on the premise that European experience of asbestos diseases was broadly similar to that in Australia,28 and that Professor Peto and others had predicted a peak of incidence of mesothelioma in the UK in the period 2010–2020, something of which Trowbridge was aware.29 Professor Leigh and others had predicted a peak for Australia in 2010.30

23.13 It must be accepted, however, that assessments of this kind are qualitative, and very much matters for judgment. There was a range of reasonable opinion. The views of Professor Leigh were not consensus views in Australia.31 While Mr Whitehead used the exposure analysis outlined above as a reasonableness check to confirm the Trowbridge 2003 estimate, it does not follow that the analysis was robust enough to be used, as it were, negatively, to support a conclusion that projecting an earlier peak was unreasonable. Mr Whitehead himself did not do so. Indeed he had reservations about Mr Wilkinson’s exposure model. 32

23.14 The evidence does not warrant a conclusion that Trowbridge was negligent in not projecting mesothelioma claims in numbers greater than were suggested by the Berry-High curve.

27 Ex 251, p. 3–15; and para. 4.9.21.

28 Minty, T 3284.30–3285.5.

29 See Minty, T 3285.10–3286.15; Ex 2, Vol 3, Tab 13, p. 794.

30 Marshall, T 3448.16–27; Ex 269.

31 Wilkinson, T 3403.45–57.

32 T 3215.30–3217.15.

B.	Use of the February 2001 Report

23.15 The issue addressed here is whether Trowbridge was negligent, or engaged in misleading or deceptive conduct in contravention of s. 52 of the Trade Practices Act, in two respects relating to the February 2001 Report. The first is whether the report was inadequate or misleading in failing to make clear that it was based on data to March 2000 and not the latest available James Hardie data. The second is whether Trowbridge was guilty of negligence or misleading conduct in permitting the incoming directors to rely on the report. This reduces to whether Trowbridge knew or ought to have appreciated that the report was being used to assess the life of the Foundation as a closed fund.

Currency of Data

23.16 As is mentioned elsewhere, two version of the February 2001 report were given to the incoming directors. The first was that discussed on 13 February 2001. A copy of it is Annexure P1. Nothing in its terms discloses the limits of the data on which it is based. Mr Wilkinson’s evidence was that proper professional practice called for a clear statement of those limitations.33 Even if that were not so, the language of the report itself created such a need. It claimed to be a revisiting of claim number assumptions “in view of recent work”. It refers to Trowbridge’s “recent review of trends in asbestos-related disease claims”. It says it is “based on all of the information available”. In the absence of some clear reason to think that the incoming directors knew that the data to December 2000 was not available, this language made it imperative for Trowbridge to make explicit that the report was based only on data to March. It is no answer to this to say, as Trowbridge do in their submissions, that:

     “the February Report did not suggest that the update was based upon any James Hardie data post March 2000.”34

23.17 In its submissions35 the Foundation summarised a number of significant concessions by Mr Minty. The most important are:

33 T 3409.40–3410.30.

34 Trowbridge Initial Submissions, para. 336(d).

(a)	he was told during January and the first part of February that there was to be a change of management of Coy and Jsekarb (T714.25–.28);

(b)	he appreciated that the February Report would be provided to the incoming directors of the MRCF (T714.19–.23);

(c)	he knew that the February Report was going to be provided to people who did not have years of accumulated knowledge about the James Hardie Group (T714.40–.44);

(d)	he knew that the February Report would be provided to people (the incoming directors) who were reliant on him to give an accurate picture of the asbestos-related disease liabilities for the purpose of taking over or coming into the management of the MRCF (T714.45– 50);

(e)	he knew that in those circumstances he had to be particularly cautious to ensure that the figures he was giving were accurate and represented the product of his professional opinion (T714.55–715.1);

(f)	Trowbridge did not “directly” indicate to anyone reading the February Report that it was based on out of date figures (T715.45–.48);

(g)	there was a real and radical difference between telling someone the date of the figures and telling them the significance of that date (T715.54–716.1);

(h)	he had relied on assurances from the management of James Hardie that there had been no change in the trends in relation to post-March 2000 data (T716.58–717.8);

(i)	the February Report made no reference to the fact that Trowbridge had relied on such assurances (T717.10–.17);

(j)	a period of 10 and a half months had passed since 31 March 2000 and that that period “may have been” sufficient to enable the compilation of statistics which would be meaningful for an actuary (T717.25–.35);

(k)	Trowbridge didn’t have any statistics for the 10 and a half months relating to James Hardie (T717.35–.40);

(l)	he was unable to make any independent judgment for himself whether those statistics for that period reflected any kind of trend one way or the other (T717.42–.45);

[35] MRCF Initial Submissions, para. 40.51.

(m)	he was relying on an oral statement (concerning trends since 31 March 2000) from someone who was not an actuary (T718.1–.3);

(n)	a judgment about a trend would have been significant to his actuarial calculations and should have been a matter for an actuary (T718.5– 15–.16);

(o)	at the time he was preparing the February Report he knew, because of his previous work with James Hardie, that they had a claims database (T718.25–.29);

(p)	it may not have taken very long once he received the Current Data from James Hardie to factor that data into his models (T719.25–.29);

(q)	on the morning of 13 February 2001 it was his understanding that the February Report was to be given to the persons who were to be “the new Australian management” of Coy and Jsekarb (T720.24– 31);

(r)	at the meeting held on 13 February 2001 he used the February Report as the basis for his oral presentation (T721.8–.14);

(s)	the reference in paragraph 4 of the February Report to “supplemented the results of the review” was a reference to the Watson & Hurst work (T721.33–.37);

(t)	the Watson & Hurst work did not necessarily reflect James particular experience (T721.48–.51);

(u)	the last paragraph on the first page of the February Report conveyed the impression that the Watson & Hurst work was relevant to and directly impacted upon the assessment Trowbridge was doing of James Hardie’s liabilities (T722.245–.28);

(v)	a person reading the last paragraph of the first page of the February Report who did not have any previous knowledge of James Hardie’s claims and assumptions and figures would be entitled to conclude that Trowbridge was giving to that reader the latest up to date professional assessment of the asbestos-related numbers relating to James Hardie (T722.30–.43);

(w)	in providing his expert opinion to the incoming directors he had an obligation to make clear things that were not obvious to them (T723.5–.9);

(x)	if he had had the Current Data prior to February 2001 he would have adjusted the model to some extent (T724.12–.18);

(y)	after he left the meeting on 13 February 2001, having made his oral presentation, he knew the incoming directors were looking to him to provide them with the latest up to date most accurate assumptions which an actuary was capable of (T724.37–.43);

(z)	in circumstances where he had not reviewed the Current Data he should have made a statement in the clearest terms to the incoming directors that he was not able to confidently express and opinion that nothing since 31 March 2000 had occurred which was of significance (T725.5–11);

(aa)	the qualification set out at page 4 of the February Report did not specifically highlight that matter (T725.13–.15);

(bb)	there was no disclaimer in the February Report concerning the potential significance of the Current Data (T726.2–.10);

(cc)	in circumstances where he knew that the incoming directors were relying on him to give an accurate opinion, there was a very serious omission in the February Report and in his oral presentation concerning the uncertainty of his opinion (T726.20–.27).

23.18 This evidence prima facie compels a conclusion that Trowbridge was negligent, and that its report was misleading.

23.19 It is necessary, however, to refer to three matters on which Trowbridge relies in answer to this.36 The first is that the final version of the February 2001 report was amended to add the words “as at March 2001” after the reference to “our draft advice on the future cost of asbestos-related disease claims” in the first paragraph. This appears to have been the change by which Mr Minty intended to make clear that the report was not based on current data. I have difficulty accepting that he can have thought this change was adequate to achieve that end. Not only is it so subtle a change that a reader would be unlikely to notice it (and nothing was done to draw it to the readers attention in the final version37), it is not in truth a change which gives any information about the data used for the February 2001 report. All it does is make clear the temporal limit of the “draft advice” which was being “revisited”.

23.20 The second point was that the incoming directors ought to have appreciated from the text of the report, read in light of what was said at the meeting on 13 February 2001, that the best and high estimates in the report were based on the James Hardie data used for the “Current” model, i.e., data to March 2000. However,

36 Trowbridge Initial Submissions, paras 138–157 and 336(a)–(e); Submissions in Reply paras 70–98, 123–134.

37 See Ex 50, Tab 23.

even on Mr Minty’s version of what was said at the meeting on 13 February 200138, the incoming directors would not have been deflected from the natural assumption that the Report was based on up to date data, an assumption reinforced by the language of the report itself. In Minty’s account the date “March 2000” is mentioned, but only in the context of describing the data on which the “Current” model was based. That something to this effect was said is confirmed by notes made by some of those present.39 However those notes are consistent with the incoming directors believing that the best and high estimates were based on current data. Their evidence is to the effect that was their belief as at 16 February 200140 and I accept that evidence.

23.21 It is significant that, having left the 13 February 2001 meeting Mr Minty was concerned that some of those present did not seem to have appreciated that the report was not based on current data.41 Similarly Mr Robb, who was at the 13 February meeting, was under the impression that the report was based on current data.42

23.22 The third point relates to the purpose for which the February 2001 Trowbridge Report was being used. Trowbridge accepts, indeed asserts, that its February 2001 Report was not suitable to be used for defining the assets of a closed fund to meet Coy and Jsekarb’s asbestos claims. The Report was not prepared for the purpose of estimating the likely longevity of the Foundation, and, Trowbridge says, it was not told that the Report was required for that purpose.43

23.23 Trowbridge’s position has something to be said for it. When retained by Mr Shafron (via Allens) in January 2001 Trowbridge may have been entitled to conclude that the purpose of the exercise was to do no more than update the June 2000 report by reference to the insights of Watson and Hurst.44 As will appear the

38 Ex 50, para. 44.

39 See Ex 7, Vol 7, Tab 16, p. 308 (Cooper); Ex 29, p. 70 (Gill). The latter may be a document distributed at an earlier meeting but it seems clear that Mr Gill’s notes on it were made on 13 February 2001. See also Attrill, Ex 57, Vol 4, p. 1058.

40 Cooper, Ex 5, para. 82; Edwards, Ex 13, para. 121; Jollie, Ex 36, para. 80; Gill, Ex 29, para. 14.

41 Minty, Ex 51, para. 13; Ex 54, para. 25; T 706.43–.46, 713.42–46, 722.51–723.3.

42 Ex 187, para. 55.

43 Trowbridge Initial Submissions, paras 175–178, 266–291; Submissions in Reply, paras 99–107,

44Ex 50, Tab 12, Attrill, Ex 57, Vol 4, p. 956.

real difficulty arises when regard is had to what Trowbridge learned in the course of the meeting on 13 February. However Trowbridge had, as early as 19 January, indications that this report was not concerned with the same “litigation management” or accounting provision purposes that might have applied to the earlier reports. Mr Attrill’s note of the meeting on that day45 has as its first item what appear to be Trowbridge’s instructions:

“Graph - yearly cash outflows.

Readings	10 years out	– cash paid

– discount to NPV

	15 years	– ”

	20 years	– ”

          How much needed to last these years?

          Model with different earning rates: 7,8,9%.

          Updated with latest thinking on epidemiology.”

23.24 The sentence, “how much needed to last these years” invited questions - “On what basis? With what degree of confidence?” Apparently they were not asked. Trowbridge proceeded as if it had been asked merely to update the 31 March 2000 estimate with the insights of Watson and Hurst subject to the period and discount rate parameters defined by Mr Shafron.

23.25 In fact the February 2001 report was intended to be used by the incoming directors to assess the life of the Foundation, established as a closed fund. The February 2001 report was unsuitable for that task for a number of reasons that were unlikely to have been apparent to the incoming directors, even having regard to the additional information give to them on 13 February 2001, and leaving aside the fact that it was not based on current data. Those reasons were,46 first, that the models provided only “best estimates” which were median estimates so that they predicted outcomes that would be exceeded on 50 per cent of the plausible scenarios. Secondly, since the fund was to be closed, it was necessary to make some allowance for volatility of claim costs and investment returns. The model did not do this. Thirdly, the model made no allowance for superimposed inflation, when in truth

[45]	Ex 57, Vol 4, p. 970.

[46]	See the discussion in Chapter 23.

there was a significant risk of legal and medical developments raising costs well above the rate of inflation. Fourthly, the report lacked a sensitivity analysis or any other mechanism suitable to give some concreteness to the high degree of uncertainty of the projections. Fifthly, the discount rates adopted were higher than would be employed by an actuary attempting to give reasonable confidence to a funding outcome. Sixthly, the projected claim costs and claim numbers were lower than would be adopted by an actuary attempting to give reasonable confidence to a funding outcome.

23.26 There is evidence which supports a conclusion that Trowbridge either knew, or ought to have appreciated, that its report was going to be used to assess the life of the Foundation as a closed fund.

23.27 First, Minty’s notes of the meeting on 13 February47 record the following:

“$280M now available. Media training this morning [?] – they think not difficult to sell. Main qns are

1. was amt enough?

2. risks of everyone attacking JH for all asb. problems.

…

Phil – proj[ection] of net assets for next 20 yrs

– critical assumption is cash depletion due to asb. litigation over next 15–20 yrs.”

23.28 This note indicates that Mr Minty and Mr Marshall were present for the part of the meeting in which the following (relevantly) occurred:

(a)	Sir Llew Edwards announced that the asset level had now increased over that previously advised, and will be some $280m.[48]

(b)	James Hardie would be making an announcement about the establishment of the foundation.[49]

(c)	Mr Shafron explained “set up and structural issues”, and in particular, that JHIL would reduce its capital in Coy & Jsekarb to nil, that after separation there would remain a connection with JHIL

[47]	Ex 50, Tab 20.

[48]	Cooper, Ex 5, para. 77; Attrill, Ex 57, Vol 4, p. 1056.

[49]	Ex 57, Vol 4, p. 1056.

through the Coy loan (about $75m); that JHIL would make payments to Coy with an NPV of $70m in exchange for an indemnity from Coy.[50]

(d)	Mr Robb explained the trust structure.[51]

(e)	Peter Jollie raised a concern about the limited assets of Jsekarb: “If Jsekarb only lasts 5 years, we have a problem. ... 3 or 4 large claims could use up Jsekarb’s funds.” He than asked if more of the $70m could go to Jsekarb if it needed it.[52]

(f)	Mr Morley gave a presentation on financial matters and the cashflow model, in which Mr Jollie asked: “If rate falls by 1%, how much sooner will the fund run out of money?”[53]

23.29 Secondly, in the course of Minty’s own presentation Mr Gill asked, “How long will $280 million last?”. Minty answered:54

“If you take our projections and apply discount rates in the order of 7% to 8%, a fund of around $280 million is going to last about 20 years if our medium projection plays out, and obviously it would be insufficient if the high projection is what emerges. In that case you would expect the, a fund of that size to last about 15 years. Obviously, if what we’ve called the current projection occurs, then $280 million would last you 20 years and maybe a few years longer depending on, among other things, investment returns. So it depends on a number of variables, many of which are quite uncertain.”

It is evident that both the question and the answer proceeded on the footing that there were to be no additions to the fund in the relevant period, apart from earnings on assets.

23.30 Finally, at the end of Mr Minty’s presentation, Mr Jollie said: “We intend to rely on this”, and Mr Gill asked that Mr Minty send a copy of the report to the incoming directors through Mr Bancroft.55

23.31 In light of that material, Mr Minty’s answers in cross-examination were perhaps inevitable:56

[50]	Ex 57, Vol 4, p. 1056.

[51]	Ex 57, Vol 4, p. 1057.

[52]	Ex 57, Vol 4, p. 1057.

[53]	Ex 57, Vol 4, p. 1059.

[54]	Ex 50, para. 45.

[55]	Ex 57, Vol 4, p. 1058.

[56]	T 752.39–T 755.3.

“Q.	So you knew that the fund, the 280 million dollars that you have written there, was money that was being questioned and looked at as to—

A.	Yes.

Q.	—whether it was enough to fund future liabilities?

A.	That’s correct.

...

Q.	If we accept what is written in your note, what I want to put to you is that you understood what James Hardie were doing was selling the sum of 280 million dollars as being enough to found James Hardie’s future asbestos liabilities?

A.	James Hardie were endowing the fund with 280 million dollars to that purpose, yes.

Q.	You understood then on 13 February that James Hardie within a couple of days, were to announce publicly that 280 million dollars would be enough to fund their future asbestos liabilities?

A.	That’s correct.

Q.	And you understood, I suggest, that it was your actuarial advice that was going to be used as a premise in relation to what was to be announced?

A.	It would be one of the premises, yes.

...

Q.	Everything recorded in your notes I suggest, indicates that what was being spoken about on 13 February was a fund that was designed to last fifteen to twenty years?

A.	That’s correct.

Q.	And I’d also suggest that you were fully aware that the Trowbridge actuarial opinion of 13 February was fundamental to the projections over fifteen or twenty years for the fund?

A.	Yes.

Q.	And that you knew on 13 February that your report was being used as a basis for saying the total funding is okay?

A.	It was being used as the basis for calculating the total funding, that’s true.

Q.	And saying that the totalling funding would meet liabilities?

A.	Our report referred to liabilities out for twenty years so to that extent that would be true.”

23.32 In light of this evidence I conclude that Mr Minty either knew or should have known how his report was being used. At the very least there was sufficient risk that the report would be used to set the level of funding for the Foundation that Mr Minty should have made some inquiry, or volunteered a warning as to the limits of the utility of the report. Further, it there was any room for doubt as to whether the fund would be “closed” (i.e., that there would be no right to further contributions by JHIL) that doubt would have been resolved when Mr Minty saw reports of the JHIL media releases on the 16 or 17 February.57 His failure to warn his old client, JHIL, or his prospective client, the Foundation, that they may have proceeded on a serious misunderstanding of Trowbridge’s work, is impossible to justify.

23.33 In the result, I find that Trowbridge fell below the standards of professional care and engaged in misleading conduct in permitting the incoming directors to rely on the February 2001 report without warning them of its limitations, and in particular, without warning them that it would not be appropriate to rely on its NPV estimates to assess the life of a closed fund such as the MRCF.

C. Possible Causes of Action

23.34 I do not think it necessary for me to make findings on whether causes of action are available, as opposed to findings as to the facts. However, it is appropriate briefly to identify from the submissions that have been made those claims which seem to me to be arguable, having regard to my findings.

23.35 In the case of Trowbridge, it has been suggested that Amaca and Amaba may have claims against it for damages for negligence and for damages pursuant to s 80 or s 87 of the Trade Practices Act for contravention of s 52.

23.36 As to negligence, there may be some difficulty in establishing a cause of action. Trowbridge58 submits, with some force, that Coy and Jsekarb’s directors, Mr Morley and Mr D Cameron could not be found reasonably to have relied on the February 2001 report in making any material decisions concerning the separation process. The matters on which Trowbridge relies are as follows:

[57]	T 736.28–738.25.

[58]	Trowbridge Initial Submissions, paras 304–305.

(a)	there was no reliance by Coy and Jsekarb on the February Report. Morley never read the February Report either in draft or final, other than looking at the cashflow projections contained in the Appendices, and he had not read the earlier June 2000 Report; [59]

(b)	Morley, as a director of JHIL, knew:

(i)	of the qualifications and limitations, and inherent uncertainty, in the June 2000 Report and the February Report;[60]

(ii)	that those reports had not been prepared for the purpose of Project Green;[61]

(iii)	that JHIL considered such actuarial reports unreliable and variable;[62]

(iv)	that nothing had changed between June 2000 and February 2001, to improve the reliability of the actuarial reports,[63] and

(c)	as a JHIL executive, he knew or should have known that the February Report, and the earlier June 2000 Report, had not been prepared for the purpose of separation (in particular, given his attendance at the August 2000 JHIL Board meeting and the meeting with Trowbridge on 19 January 2001);[64]

(d)	Whilst Cameron had received and read a copy of the draft February Report (but not the final report), he had not received a copy of the letter of instructions, or the June 2000 Report, and did not request copies of those documents.[65] Cameron made no inquiries of anyone as to the terms of the instructions given to Trowbridge for the February Report, or the data and assumptions upon which it was based (although he had received independent legal advice to do so);

(e)	Cameron, as company secretary of JHIL, received and had access to the JHIL Board papers including the presentation prepared for the 16 August 2001 JHIL Board meeting, which had highlighted the limitations and heavily qualified findings in the June 2000 Report;

(f)	the decision by Morley and Cameron as directors of Coy and Jsekarb to enter into the DOCI on 15 February 2001, was not made in reliance upon the February Report, but rather the cashflow model

[59]	Morley: T 2160.1–.4; T 2159.20–.22; T 2237.33–.35; T 2239.27–.28.

[60]	Ex 148, Vol 1, Tab 1, p. 28.

[61]	Ex 61, Vol 4, Tab 33, p. 161.

[62]	Ex 1, Vol 1, Tab 3, p. 43; Ex 75, Vol 8, Tab 119, p. 2767–2772; Ex 121, Vol 5, Tab 60, pp. 2239,2247.

[63]	Morley: T 2248.51–.55.

[64]	Morley: T 2009.56–.57.

[65]	Ex 42, paras 20–21.

prepared by Harman, which they acknowledged had significant deficiencies; [66]

(g)	Morley and Cameron never told Trowbridge that they were assessing the value of the payment which Coy and Jsekarb would receive from JHIL in consideration for entry into the DOCI, or that they intended to use the February Report in connection with that business decision or any other;

(h)	any assertion by Coy or Jsekarb that they relied upon the February Report for the purpose of assessing whether or not to enter into the DOCI on 15 February 2001, would not be reasonable in all the circumstances having regard to:

(i)	the limited scope and purpose of the February Report which did not include, the level of “funding” required for separation;

(ii)	the absence of any direct dealings in February 2001 between Trowbridge and Coy or Jsekarb;

(iii)	the absence of any consent by Trowbridge to the use of the February Report by Coy and Jsekarb in a manner not made known to, or contemplated by, Trowbridge;

(iv)	the nature of the February Report was such that it could not be considered in isolation from the June 2000 Report, and without sufficient regard to the qualifications and limitations and inherent uncertainty referred to in those reports, including the sensitivity analysis; and

(v)	the express disclaimer in the February Report of responsibility to other persons.

23.37 These matters appear as a substantial obstacle to a negligence claim on behalf of Amaca and Amaba.

23.38 The position may be different as regards claims under the Trade Practices Act. It is possible to argue, by analogy with Janssen-Cilag Pty Ltd v Pfizer Pty Ltd67 that Amaca and Amaba could sue on the basis that the incoming directors’ reliance on Trowbridge caused those companies loss in that they were deprived of a valuable opportunity to achieve better separation terms from JHIL. Trowbridge relies on the recent decision of the New South Wales Court of Appeal in Digi-Tech (Australia)

[66]	Morley: T 2260.20–.39; Cameron: T 664.39–58; T 664.58–665.9; T 651.33–.46.

[67]	(1992) 37 FCR 526.

Ltd v Brand68 to rebut this contention. Digi-Tech, however, may be distinguishable on the basis that in the present case the reliance by the incoming directors was a sufficient condition of the loss.

23.39 On this basis, Counsel Assisting has estimated the value of the possible claims as follows:

(a)	misleading conduct as regards the currency of the data: $87m.[69]

(b)	misleading conduct as regards the curve adopted: $31m.[70]

23.40 These numbers assume that if the defects in the report had been corrected JHIL would have been willing and able to provide such additional funds to Coy and Jsekarb. There may be a case for that as regards a sum of the order of $31 million,71 but as the number increases, the prospect diminishes.

23.41 For this reason it is impossible to suggest a figure for damages attributable to Trowbridge permitting the use of its report for an inappropriate purpose. A report prepared properly for such a purpose would have been likely to estimate sums so large that JHIL would have refused or been unable to pay them.

[68]	(2004) ATPR 46–248; [2004] NSWCA 58

[69]	Counsel Assisting’s Initial Submissions, Section 1, para. 259.

[70]	Counsel Assisting’s Initial Submissions, Section 1, para. 255.

[71]	See Robb, T 2952.50–2953.19; Ex 202, which suggests a willingness on JHIL’s part to add up to $100m to the funds of Coy and Jsekarb, as opposed to the $70–80 million provided under the DOCI.

Chapter 24 – Was JHIL Responsible for Deficiencies in the Actuarial Advice?

A. Introduction

24.1 The February 2001 Trowbridge report was obtained by JHIL with two purposes in mind, to satisfy the incoming directors that the Foundation would have a life of at least 15-20 years, and to assist the board of JHIL to a conclusion that all the asbestos liabilities of Coy and Jsekarb would be met, i.e. that the Foundation was “fully funded”.1 Essentially these purposes were the same. The report was to be used to assess the life of the Foundation, established as a closed fund with no right to further capital from JHIL beyond that provided for by the Deed of Covenant and Indemnity.

24.2 I regard the February 2001 Report was wholly unsuitable for such use. The reasons for this, which to some extent overlap, are various. I will focus on the two that seem to be to be most significant. First, there is the fact that it was not based on current data. This resulted in lower claim costs and claim number estimates than were appropriate. Secondly, as an update of the 2000 Trowbridge Report, it was directed at purposes different from defining a closed fund. The consequence was a failure to make appropriately conservative allowances, including as regards discount rates and superimposed inflation.

24.3 The issue dealt with here is whether, and if so to what extent, JHIL was responsible for these deficiencies.

B. Omission of Current Data

24.4 There was a direct testimonial conflict on this question, one of the very few that arose in the Inquiry. On the one hand, Mr Shafron’s evidence was that the JHIL asbestos claims data from 1 April to 30 December 2000 was not given to Trowbridge because they said they did not need it. On the other hand, Mr Minty’s evidence was that he had asked for the data and JHIL had declined to provide it, instructing him to proceed by reference to the data as at 31 March 2000. It is necessary to resolve this conflict.

24.5 The critical conversation was on 19 January 2001. Messrs Shafron, Morley, Attrill, Minty and Marshall were present. The context was that on 16 January JHIL had retained Trowbridge to update their 2000 report to allow for Watson and Hurst, and at this meeting that retainer, and the likely impact of Watson and Hurst, were discussed.

24.6 Mr Shafron’s evidence was that in the course of the meeting the following exchange occurred:

“Me:	We have a current report from you which uses March 2000 claims data. Will you need to see more recent claims data to do this work?

Mr Minty and

Mr Marshall:	I don’t think so. When you have 10 or more years of data, you’ve got a lot of data points to draw your trend lines. It would be unlikely that an additional short period of data would make much difference.[2]

24.7 Both Mr Minty and Mr Marshall reject this version of events.3 Mr Minty’s evidence was as follows4:

‘“In order for us to update the March 2000 position, we’re going to need James Hardie’s up-to-date claims information including the number of claims reported and settled together with settlement amounts. We would also like to get any other information you have in relation to emerging trends nationally for ARD claims, including new legal precedents. We have the national experience from the November presentation, but we need to see how your data relates to that in order to calibrate the national model to reflect James Hardie’s own claims.’

In response, either Mr Shafron or Mr Attrill (I cannot now recall which of them) said words to the following effect:

‘We’re unable to get updated claims data to you in the time available.’ Mr Shafron said words to the following effect:

‘Anyway, we don’t think there’s anything in the data that would affect the results because nothing significantly different from what you projected has occurred during the period. We want you to proceed on the basis of the claims

[1]	Shafron, T 1608.21-34 and 1730.45-55.

[2]	Ex 17, para. 140.

[3]	See Minty, Ex 51, para. 18; T 806.5-.19; Marshall, Ex 54, para. 10, substituting “140” for “138”.

[4]	Ex 50, para. 31.

data you had from us and the assumptions you used in the March 2000 report, just updated with your current views on likely national experience.’’’[5]

24.8 Mr Attrill’s evidence of the meeting on the 19th did not shed any light on this question. His recollection was largely confined to his note of the meeting, which was not specific in this respect.6

24.9 Mr Morley recalled this exchange:

“Mr Shafron:	Could you update your June 2000 report to take account of Watson and Hurst: Do we need the latest claims data to do that?

Mr Minty:	I’ve got ten years of data. A couple of quarters won’t make that much difference.

Mr Shafron:	The data is pretty much in line with what you have looked at before. Could we have a revised report as soon as possible covering 20 years?”[7]

24.10 Mr Morley’s evidence permits acceptance of the evidence of Mr Minty that on the 19th he was told by Mr Shafron that:

“...we don’t think there’s anything in the [current] data that would affect the results because nothing significantly different from what you projected has occurred during the period.’’8

Such a statement might have been expected as an explanation by Mr Shafron as to why Trowbridge should feel comfortable proceeding without the current data. Such an explanation would only be called for only by a perception that Trowbridge would otherwise prefer to do the report by reference to current data. To that extent it tends to support the evidence of Mr Minty as to the conversation which is in dispute.

24.11 However consideration of the competing accounts is insufficient to permit a confident acceptance of one version or the other, or, for that matter, of the submission of the Foundation that both should be rejected in favour of a finding that there was no discussion of the data question on 19 January.9 It is necessary to have regard to the surrounding circumstances, in particular the events before and after which appear to be uncontentious.

[6]	Ex 57, Vol 4, pp. 970–971.

[7]	Ex 121, para. 203.

[8]	Ex 50, para. 31; see also the evidence of Mr Shafron at T 1709.45–50; 1713.27–38.

[9]	MRCF Initial Submissions, para 30.25.

24.12 One of the matters on which JHI NV relies is evidence that Trowbridge became aware before the report was complete that the current data would show a deterioration, and did not react by asking for the data, or expressing some limitation or caveat in the report. Mr Marshall’s evidence was that sometime in the period 19 January to 8 February 2001 he had a conversation with Mr Attrill to this effect:

“A.	I’m saying that the – at a general level I was made aware that the experience in the nine months to the end of 2000 was worse than it had been in previous quarters.

Q.	Meaning what, that there would be more claims made or more money expended or both or what?

A.	Based on my recollection, there were two aspects to the deterioration, an increase in the number of claims reported and a deterioration particularly in the December quarter in terms of payments.

Q.	But when you speak of a deterioration in claims reported, are you speaking of the number of claims, the number and type of claims that have been made on the James Hardie company?

A.	I’m saying the number reported based on my understanding were higher than the number we had calibrated on our model form.

Q.	The claims made on James Hardie companies?

A.	That’s correct.’’[10]

24.13 However for present purposes I do not think this evidence has much significance. Having regard to the clear basis on which Trowbridge had been instructed to do the report, the fact that Trowbridge did not react and did not express a caveat in the February Report is not particularly surprising. The report was being done for JHIL, which had asked that it be done by reference to the March data, and was on any view aware of its own experience in the interim. It had also asked for the report to be kept brief. Trowbridge had no obligation to point out the obvious to JHIL. Moreover, the task it had been asked to do was not an irrational one, even if there had been a clear deterioration. JHIL may have wanted to see, by direct comparison with the 2000 report’s outcomes, just what the effect of Watson and Hurst was, unclouded by the impact of new data. The position became different of course, on 13 February when Trowbridge became aware of the true use to which the report would be put. But I do not regard its failure to act appropriately as regards the incoming directors in that situation as strong evidence that Mr Minty and Mr Marshall had from the outset regarded the current data as immaterial.

24.14  JHI NV also submitted that Mr Minty should be found to have had the view in February 2001 that the additional 9 months data was unlikely to make a difference, and therefore it was likely that he said something to that effect. The principal evidence for such a finding is Mr Minty’s response to a question from Mr Watson SC:11

“Q.	When you came to considering the effect of the nine months data in August and September 2001, you in effect took the view that the data for the first six months wouldn’t have made any difference, didn’t you?

A.	That’s correct.

Q.	And why did you do that?

A.	Because the two quarters had started to show a trend, were in fact higher than the averages of previous quarters, but again given the degree to which quarterly claims had fluctuated in the past, we felt that that was probably within the realms of, you know, just a normal statistical fluctuation in those numbers.

Q.	Now that was your view after the event, if you like?

A.	That’s correct.

Q.	I suggest to you that your view before the event was to the same effect, that six to nine months data was not likely to make any difference statistically?

A.	It was unlikely to.

Q.	And that was your view as expressed in this meeting in January 2001?

A.	It was - yes, that’s right, that it was unlikely to make an impact.”

24.15 The earlier answers do suggest that Mr Minty had the view that Mr Shafron says he expressed in January 2001. This evidence has to be weighed, however, against the evidence to which I will refer later which demonstrates to my satisfaction that Mr Minty would have preferred to have the current data for the purposes of the February report.

[10]	T 866.52-867.14. I do not regard the evidence at T 890.52–891.14 as involving an acceptance by Marshall that he had been told that the half year claim costs were $16.3 m.

[11]	T 806.21-46.

24.16 Perhaps the primary evidence in support of Mr Shafron’s account consists of statements by him to others at around this time and subsequently in which he indicated that Trowbridge had said they did not need the current data for the purposes of the February report. This evidence has been carefully analysed in the submissions on behalf of Trowbridge.12 In general, I accept that analysis. The paragraphs that follow adopt much of it.

C. 15 February 2001

24.17 Mr Shafron apparently told Mr Robb on 15 February 2001, when explaining why Trowbridge had not used the current data, that “Karl” had said the recent numbers were not needed because 20–30 years modelling was not impacted by 8 months claims history.13

24.18 There is nothing in the evidence to suggest why Marshall would have referred to “8 months claims history” in January 2001, when 9 months data after March 2000 was available and, I would add, had already been analysed by JHIL and covered in the presentation to incoming directors on 15 January.14 Nor is the reference to “20–30 years modelling” consistent with Mr Shafron’s version of Minty’s statement. Mr Shafron also gave Mr Robb a further reason for why the current data was not given to Trowbridge, namely that this would extend the time required to prepare the report.15 This explanation was unnecessary if the first reason was valid.

24.19 Mr Robb was not satisfied with Mr Shafron’s explanation and discussed the matter with Mr Peter Cameron. Mr Cameron and Mr Robb then telephoned Mr Macdonald, and Mr Shafron was present with Mr Macdonald during the telephone conversation.16

24.20 Mr Robb’s file note of the telephone conversation, the accuracy of which I accept, records Mr Macdonald saying that:17

[12]	Initial Submissions, paras 47–72.

[13]	Ex 92; Tab 11, Ex 187, Vol 1, Tab 17, p. 65.

[14]	Ex 57, Vol 4, pp. 942–953, 972-3.

[15]	Ex 187, para. 58; Robb: T 2919/5–26.

[16]	Robb: T 2807/45–46; T2909/22–26.

[17]	Ex 187, Vol 1, Tab 17, pp. 65–66.

(a)	the Trowbridge number was based on general community numbers and the March 2000 data;

(b)	in the past, Trowbridge had used the complete year and the broader community (experience); and

(c)	James Hardie’s claim numbers reflected, and were aligned with, what was happening in the wider community.

Mr Cameron said he had been concerned to confirm the position. M Macdonald responded that the March 2000 data was the most recent “full” set of numbers. He noted the last quarter numbers were higher. Mr Cameron sought confirmation that there was no reason to depart from the view that the proposal was fully funded. Mr Macdonald responded “Yes, that is the case”.18

24.21 Significantly, Mr Macdonald did not assert that Trowbridge had not used the recent data because Minty or Marshall had said that it was not needed, or it would not make any difference to the February Report. Mr Macdonald’s explanation to Mr Cameron and Mr Robb was a purported justification for use of the March 2000 data, but it was not said to be based on anything Trowbridge had said to JHIL.

24.22 I would add:

(a)	The statement that the March data was the latest “full” set was not correct on any view[19], and is an explanation that was unnecessary if Trowbridge did not need the data because it would not affect the results.

(b)	The proposition that JHIL’s data reflected the wider community experience, while a plausible justification for proceeding without the current data (given Watson and Hurst), was not accurate. As Mr Shafron knew, the precise object of the Trowbridge update was to see how the James Hardie data related to national material. [20] The

[18]	Ex 187, Vol 1, Tab 17, p. 66.

[19]	Shafron, T 1714.45–1715.30.

[20]	T 1712.27–33.

graph relied on by Mr Macdonald to support a belief that that the proposition was correct in fact shows the opposite.[21]

D. JHIL February Board Meeting

24.23 There is evidence that the omission of the current data was raised at the JHIL Board meeting on 15 February 2001. Mr Macdonald said that one of the directors asked “Is there anything in these figures which causes management to reconsider its view that the proposed funding is sufficient to meet anticipated claims?” in reference to the Asbestos board paper which showed that asbestos costs for the quarter to 31 December 2000 were high.22 Mr Macdonald said that Mr Shafron responded “No. We asked David Minty that and he said that a couple of quarters of data was not going to shift a 10 year curve” (by which Mr Macdonald said he understood Shafron to mean a curve based on 10 years of data). 23

24.24 If Mr Shafron did say to the JHIL Board meeting on 15 February 2001 the words attributed to him by Mr Macdonald, 24 then:

(a)	the statement by Mr Shafron was not correct because he had not asked Minty the question raised by the JHIL director: “is there anything in those figures” (being the asbestos costs for the December 2000 quarter, which were high), and Minty could not have answered the question without having been given the figures (which Shafron had not done);

(b)	the statement attributed to Minty that “a couple of quarters of data” would not shift a 10-year curve (i.e. a curve based on 10 years of data), is different from the statement earlier attributed by Shafron to Marshall (not Minty) on that same day that “8 months claims history” was not needed.

[21]	Ex 308, annexure A.

[22]	Ex 148, para. 58.

[23]	Ex 148, paras 58–59; Macdonald: T 2552.22-29. See also Williams, Ex 332, para. 20.

[24]	Ex 148, para. 58.

E. Shafron/Robb email

24.25 The email from Shafron to Mr Robb later on 15 February 2001 (at 4.14 pm after the JHIL Board meeting earlier that day) contained three matters intended by Shafron to allay Mr Robb’s concerns that the claims data used by Trowbridge was not up-to-date. 25 The email was evidently an attempt by Shafron further to justify not having provided Trowbridge with the recent claims data. Mr Robb agreed that none of the matters raised by Shafron adequately explained why Trowbridge had not used the recent data. 26 In fact they have a desperate quality about them, in my view. The three points are:

“1.	The Minty Report states in the first para that it is based on March 2000 numbers.

2.	Wayne showed the potential directors the year to date numbers.

3.	Harman’ s model uses actual and forecast numbers for the YEM 01.”

24.26 The first point is true only of the altered version which Shafron caused to be sent to the incoming directors in a version in which the mark-ups to show the changes had been omitted.27 The second point is correct, but its implication seems to be that it did not matter that the omitted data may have been significant, since the incoming directors were aware of it, at least in general terms. The third refers to the fact that the litigation cost figure in the YEM 2001 line in the model allows $16 m for the current half year, a figure based on the predicted costs to 31 March 2001. This was of no possible significance to the reliability of the Trowbridge report, which was Mr Robb’s concern, but indicates that Shafron was quite aware that the current 6 months experience was much worse than Trowbridge was modelling for the future ($23m for the next full year).

24.27 Significantly, Mr Shafron did not suggest that Mr Robb should take the simple step of speaking directly with Trowbridge to confirm that the omitted data was immaterial as far as they were concerned.

24.28 I note that Mr Robb does not seem to have been persuaded at the time that Mr Shafron had acted reasonably, or even been convinced that Mr Shafron’s

[25]	Ex 189, Vol 1, p. 350; Ex 196.

[26]	Robb: T 2796.54–2797.9; T 2909.28–33.

explanation was true. According to Mr Williams he had a conversation with Mr Robb on 23 February 2001 in which Mr Robb discussed JHIL’s dealings with Trowbridge. Mr Williams says:

“19. Mr Robb told me in substance ... that “Trowbridge were not given any extra specific JHC [Coy] figures for last 8 months” and that he (David Robb) “did not know”. Mr Robb told me in substance that Trowbridge may have had the current Australian trends from their own sources. I asked in substance why the last 8 months figures had not been given. Mr Robb said in substance that he was speculating, but he mentioned 3 possibilities: that there was “no time” for James Hardie figures to be given; that the figures would have made no difference; and that the claims profile may have changed for the worse–and that James Hardie did not want the figures changed.

20. Mr Robb told me in substance that the issue had “come up at the Board meeting the Thursday before” which he attended with Peter Cameron. Mr Robb told me in substance that it had become evident to him that “the most recent claims history had not been factored in” and that he (David Robb) had taken up the issue with Peter Shafron. Mr Robb told me in substance that he had then spoken to Peter Cameron. Mr Robb told me that he had raised 4 times with James Hardie if my comments (i.e. on the draft June 2000 Trowbridge report) had been factored in, but that he had never received a satisfactory answer. Mr Robb told me in substance that Peter Cameron did not want to take it [the 8 month data issue] further, once the issue had been put to Peter Macdonald by Peter Cameron and David Robb. Mr Robb told me in substance that Mr Macdonald had acknowledged that it was James Hardie’s decision, and had been told that “it will come out, perhaps in court”.... Mr Robb told me in substance that he had put squarely to Peter Shafron the proposition that Allens could not now say that enough money had been put in to the trust. Mr Robb told me in substance that he had said this to Peter Shafron on the day of the Board meeting.” 28

I accept Mr Robb’s account, as recorded by Mr Williams, as accurate.

F. 23 April 2001

24.29 On 23 April 2001, Mr Macdonald sent an email to Mr Shafron (copied to Mr Morley and Mr Baxter) reporting on his recent meeting with Mr Cooper, in which Mr Cooper raised the Foundation directors’ concern that James Hardie had not “properly allowed for a rapid escalation in litigation costs” in setting up the Foundation.29

24.30 According to his email, Mr Macdonald did not say to Mr Cooper that the latest claims information was refused by Trowbridge, or that Trowbridge said it was

[27]	Ex 75, Vol 8, Tab 115.

[28]	Ex 332, paras 19–20.

[29]	Ex 150, p. 156.

not required, or that Trowbridge said it would not make any difference to their report. Rather, he had responded by saying that:

“We had been aware of the latest information, and had encouraged Trowbridge to use the latest claims and costs data from the public record (which would include JH) to assess future costs in its update provided prior to the establishment of the foundation.”30

It may be inferred that Mr Shafron was the source of Mr Macdonald’s information for this response. 31

G. 9 November 2001

24.31 The 9 November 2001 draft memorandum from Mr Shafron to Mr Macdonald,32 does not state that Trowbridge said in January 2001 that the up-to-date claims information was not required, or would not make any difference to their report.

24.32 The memorandum refers to a discussion with Trowbridge – “late in calendar 2000” – concerning the data at March 2000 being “at that time more than 6 months old” and that it was unlikely that another “6 months or so of data” would make much difference to the result. 33 The context of this alleged discussion with Trowbridge is not made clear, but the time period referred to appears to be October or November 2000, because the Watson and Hurst presentation on 29 November 2000 is referred to in the following paragraph of the draft memorandum as having occurred after any such discussion.34 Again, it is not consistent with a discussion with Trowbridge occurring in January 2001, when 9 months of data was available.

24.33 The memorandum confirms that JHIL determined the scope of the data to be used by Trowbridge in January 2001:

“we asked Trowbridge to re-run their models using the James Hardie subsidiary company data and the latest (and more pessimistic) industry projections. They did that and the report that they produced and made

[30]	Ex 150, p. 156.

[31]	Mr Macdonald: T 2540.38–47.

[32]	Ex 85.

[33]	Ex 85, p. 3.

[34]	Ex 85, p. 3; Mr Macdonald: T 2545.17-2545.54. (Mr Shafron’s evidence to the contrary should not be accepted: T 1716.3–38.)

available to the Foundation ... reflected the latest Trowbridge thinking on industry claim trends”. 35

That JHIL made its own decision concerning the use of recent claims data, rather than having relied upon a statement by Minty or Marshall as to its significance, is repeated under the heading, “The most up-do-date data”:

“[W]e were satisfied that with over 10 years of prior claims history, with the most up to date industry trends being used by Trowbridge, and given the inherent uncertainties in any actuarial forecast, the Trowbridge numbers were as reliable an input to the model as was likely to be available at that time”.36

H. March 2002

24.34 The speaking notes prepared by Mr Shafron37 on 15 March 2002, for a meeting with the Foundation representatives on 22 March 2002,38 record Mr Shafron’s proposed response to the Foundation’s letter of 24 September 2001 which had directly complained that the most recent claims data had not been provided to Trowbridge. It was:

“figures used were most recent clean numbers; the next 6 months numbers discussed but Trowbridge relaxed, we used latest Trowbride (sic) predictions which only came to light in November/December. Next 6 months were disclosed by Wayne”.39

The phrase“... next 6 months numbers discussed but Trowbridge relaxed ”,would seem to refer to claims up to September 2000.40 It is not consistent with a discussion with Trowbridge in January 2001 of the 9 months claim numbers up to December 2000. Certainly, if the words were meant to convey that the data itself had been discussed with Trowbridge, the note would be false.

I. October 2003

24.35 The letter from Mr Macdonald to Sir Llewellyn Edwards dated 8 October 2003,41 which was most likely drafted by Mr Shafron,42 contains a lengthy and

[35]	Ex 85, p. 3.

[36]	Ex 85, p. 4.

[37]	Macdonald, T 2413.35–55.

[38]	Ex 150, pp. 215–218.

[39]	Ex 150, p. 215.

[40]	Mr Macdonald: T 2543.57–2544.5.

[41]	Ex 3, Vol 1, Tab 29, pp. 216–221.

[42]	Mr Macdonald: T 2549.30–33.

elaborate response to the suggestion that the current data had been ignored in February 2001. However, it is striking that it does not contain the assertion made by Mr Macdonald in his evidence that JHIL “offered” updated claims data, but this was “declined” by Trowbridge43, nor the assertion by Mr Shafron in his witness statement44 that Minty or Marshall said they did not need the recent data for their report. Rather, it suggests that the scope of the data used was JHIL’s decision:

“Trowbridge was specifically instructed to use its most up to date research, the November research, when preparing its report for the incoming directors,” 45

and

“[t]here was nothing to suggest that an extra 9 months’ data might cause a dramatic change in Trowbridge’s estimates”.46

24.36 The above analysis casts such doubt on Mr Shafron’s account that I would not be prepared to act on it. In any event, the other contemporaneous evidence strongly supports Mr Minty’s account, or least, a conclusion that Mr Shafron’s decision to instruct Trowbridge to proceed without the current data was not caused or influenced by any statement by Minty or Marshall to the effect that the data would be immaterial.

24.37 In particular, Mr Attrill gave evidence that tends strongly to support Mr Minty’s position. His evidence was that on 16 January 2001 he had a conversation with Mr Shafron as follows:

PJS: “Well Wayne, as you know from yesterday’s meeting the Trustees will require an updated Trowbridge report.”

WJA: “Okay, do you need a fresh data dump for Trowbridge?”

PJS: “No, that is not necessary. We will run with the data from the March 2000 report, except that we will ask Trowbridge to update the future claim numbers having regard to their presentation in November. We are going to need the report pretty quickly. Can you call David Minty and see how long it’s likely to take?”47

[43]	Mr Macdonald: T 2296.21–22; T 2548.2–2549.2.

[44]	Ex 17, para. 140.

[45]	Ex 3, Vol 1, Tab 29, p. 218.

[46]	Ex 3, Vol 1, Tab 29, p. 218.

[47]	Ex 56, para. 105.

Mr Attrill said that he particularly recalled the request, as it was unusual.48

24.38 The conversation is significant because it sits ill with Mr Shafron’s account of the conversation on 19 January. If Mr Shafron had on 16 January decided he wanted the report done by reference to March 2000 data it is difficult to see why he would raise the issue afresh on 19 January. At the very least it indicates that he had made up his mind on the data question before any discussion with Trowbridge about it.

24.39 I accept Mr Attrill’s evidence of his conversation with Mr Shafron on 16 January. While Mr Shafron did not recall the conversation, he did not deny it.49 More importantly it is corroborated by Mr Attrill’s note of a conversation with Mr Minty on 16 January 2001 in which he records this statement:

          “Can run with data we have”.50

Mr Attrill’s evidence was that this was likely to have been Mr Minty’s response to Mr Attrill saying words to this effect:

“We need a report done quickly. Peter Shafron has asked whether you could do it on the following basis – run with the March 2000 data, [and] update with the work done by Watson and Hurst?”51

24.40 In addition Mr Minty’s evidence is supported by evidence of his statements both before and after January 19, 2001. First, in an email to Mr Marshall on 4 December 2000 he recounted a conversation that morning with Mr Attrill:

“He asked if we could put the revised projected numbers into the valuation model and let horn (sic) know the impact. I said I would not like to do that without also reviewing the proportion of claims that we ultimately expect them to incur as a proportion of total Australian numbers since the result would also be sensitive to that. I said it would be a largely proportional increase if only the underlying model numbers changed and nothing else.”52

24.41 Mr Minty’s record of this conversation is corroborated by Mr Attrill’s email to Mr Shafron of 4 December 2000, which records Mr Minty saying that he “would want to look at the proportion of claims JHC actually receives (updated from

[48]	T 1009 .6–17.

[49]	T 1705.42–1707.24.

[50]	Ex 57, Vol 4, p. 956.

[51]	T 1133.53–1134.2.

[52]	Minty, Ex 50, Tab 11.

31 March 2000) as compared to the new claim projections”.53 This evidence indicates that, as at December 2000, Mr Minty regarded it as preferable to have the next 6-9 months data for the purposes of updating James Hardie’s assessment to account for the new insights deriving from Watson and Hurst’s paper.

24.42 Mr Minty also gave evidence that “as a normal part of our work of this nature, we like to have information which is ... as up-to-date as possible.”54 Mr Marshall confirmed this.55 I regard the evidence as inherently likely to be correct. Moreover, the particular task Trowbridge was asked to undertake made a request for current data material. Part of the exercise was to “calibrate” James Hardie’s experience to the chosen model.56 For that purpose a current picture of the James Hardie’s experience was necessary, in order to “fit” it to the picture Watson and Hurst derived from the national experience.57 Indeed, it might affect the choice of an appropriate curve – Berry medium, or Berry high.58 Mr Shafron understood this.59

24.43 It is also of some slight weight that when Mr Minty and Mr Marshall attended a meeting of the Board of Amaca on 6 August 2001 they informed the Board that a request for the most current claims data (as at January 2001) had been rejected by James Hardie.60

J. Views

24.44 I am satisfied that the current data was withheld by Mr Shafron from Trowbridge because of a decision on his part, a decision uninfluenced by any advice by Trowbridge that the data was not required or would be unlikely to make a difference to their analysis. I find that no such advice was given by Trowbridge.

24.45 I am satisfied that Mr Shafron’s decision was motivated by his desire to ensure that the process of separation kept to the timetable on which JHIL

[53]	Ex 57, Vol 4, p. 801.

[54]	T 813.20–23.

[55]	T 871.10–19.

[56]	Marshall, T 882.7–23.

[57]	Marshall,T 871.20–26.

[58]	See Ex 57, Vol 4, p. 971; and Ex 3, Vol 3, Tab 6, p. 470.

[59]	T1703–20 - 1704.34.

[60]	Ex 7, MRCF 2, p. 9.

management had settled, even though that timetable was driven by public relations concerns rather than pressing commercial need. He was content to sacrifice the accuracy and reliability of the Trowbridge report to achieve that objective. A factor too, it seems to me, was that Mr Shafron suspected that the provision of the James Hardie current data might well produce a higher figure than would result from the application of the Watson and Hurst approach to the March 2000 figures.

K. The Purpose of the Report

24.46 JHIL was not oblivious to the possible significance of the precise purpose for which an actuarial report is prepared. Apparently without any prompting, Mr Ashe identified as one of the points that would be used to criticise JHIL’s reliance on the 2000 Trowbridge Report in a separation context that:

“The report was not prepared for the specific purpose of determining an amount to be put aside re, separation. Would their methodology or findings change if the purpose of the assessment was more specific to separation? 61

That question was never asked of Trowbridge. Mr Attrill’s view, noted on a copy of Mr Ashe’s report,62 was that for separation purposes the Trowbridge Report should be revised so that its aim was to produce robust estimates with as little uncertainty as possible63 – again, something which never happened.

24.47 The subject came up again when Messrs Shafron Robb and Attrill first briefed Tillinghast, the new actuaries JHIL was retaining to “handle Minty”.64 At the meeting the first thing said (according to Attrill’s note) was David Robb’s explaining that JHIL wanted a report addressing a different purpose from that addressed by Trowbridge. The note reads (expanding the abbreviations):

“New purpose. Differs from [Trowbridge]. [Trowbridge] asked to prepare reports [for the purposes of] litigation. Now want a report for directors to assess the liabilities [for the purposes of] a corporate reconstruction. Intended the report would be made public.”65

[61]	Ex 61, Vol 4, Tab 33, p.161.

[62]	Ex 61, Vol 4, Tab 33, p. 161. A copy of the report with Mr Attrill’s notes is also one of the annexures to Mr Shafron’s statement. Ex 75, Vol 5, Tab 53.

[63]	T 1188.1–1189.15.

[64]	Ex 61, Vol 4, Tab 28, p. 148.

[65]	Ex 61, Vol 4, Tab 50, p. 324.

24.48 It is now clear that the answer to the question posed by Mr Ashe would have been affirmative, and that the differences in the resulting report and the assessment of liabilities would have been substantial. The evidence warrants a conclusion that JHIL’s relevant officers, Mr Shafron and Mr Attrill, were aware that an actuarial report for a separation exercise would be different in content from the reports that had been obtained from Trowbridge and would or at least would be likely to, result in a more conservative (i.e. higher) estimate of liabilities.

24.49 According to Mr Wilkinson, as compared to the report done by Trowbridge or even his own retrospective estimates, a report used to define an adequate fund to be set aside to pay liabilities, or to assess the adequacy of such a fund:

(a)	would adopt an estimate for costs at the higher and of the range of estimates, rather than a central estimate[66],

(b)	would adopt a conservative (i.e. high) rate for superimposed inflation[67],

(c)	would employ a risk-free (government bond) rate as a discount rate[68],

(d)	would make some allowance in the estimate to provide a “buffer” to cater for possible new areas of exposure (e.g. remediation claims)[69],

(e)	at least potentially, would make some further allowance for the prospect of the emergence of third wave claims not being sufficiently allowed for by existing data and exposure models[70],

(f)	potentially, would make some further allowance for the risk of further increases in propensity to sue.[71]

In fact, the February 2001 report:

[66]	T 3397.48–3398.20.

[67]	T 3398.21–27.

[68]	T 3398.55–3399.25.

[69]	T 3399.26–3400.27.

[70]	T 3400.29–49.

[71]	T 3402.20–32.

(a)	adopted a central estimate for claim costs,

(b)	made no allowance at all for superimposed inflation,

(c)	employed commercial discount rates (7–9 per cent) whereas a risk free rate would have been about 5 per cent[72],

(d),	(e), (f) made no allowance for new areas of liability, additional third wave claims or increases in propensity to sue.

24.50 The incoming directors were informed of the fact that the Trowbridge estimates did not allow for possible new areas of liability. And the February 2001 report mentioned the risk of an increase in propensity to sue. However, the incoming directors were not informed of James Hardie’s internal assessment of the likelihood of new areas of liability emerging in fact, and the impact they would have if they did. This had been the subject of careful analysis by Mr Attrill, and in respect of some risks, senior counsel’s advice had been obtained. The picture, generally, was not encouraging.73

24.51 The discount rates adopted in the February report were commercial rates, at Mr Shafron’s request. As I have noted elsewhere, he wanted to see if the discount rate could be “improved”, so that the assessed net present value of the liabilities would be lower.74 Mr Attrill was aware that insurers regarded even the normal Trowbridge discount rates (about 6 per cent in February 2001) were too high, something he is likely to have told Mr Shafron.75

24.52 As for superimposed inflation, Mr Shafron was aware that Trowbridge had made no allowance for this, having read the 2000 Report, and indeed, attempted to influence its content so far as the sensitivity for superimposed inflation was concerned. The February 2001 Report, however, did not note that there was no such allowance, and did not include a sensitivity analysis.

[72]	Ex 52.

[73]	Ex 7, MRCF 1, Vol 1, Tab 5, pp. 64–66.

[74]	T 1759.50–1760.37.

[75]	T 1190.20–49; Ex 61, Vol 4, Tab 33, p. 167.

24.53 Mr Shafron was also aware from Mr Williams’s letter of 23 June 200076 that his lawyers regarded the failure to allow for superimposed inflation as “excessively optimistic”. This is the same letter that Mr Robb asked several times to be passed on to Trowbridge, as to which he received no satisfactory response.77

24.54 Mr Attrill made a similar point in his review of Mr Ashe’s comments on the 2000 Report. Mr Ashe refers to Trowbridge’s statement that its estimates are based on a continuation of the current environment as regards legal principles and settlement practices. Mr Attrill wrote adjacent to this:

     “Need to make allowance for trends/likely developments.”78

Mr Attrill’s evidence about this was that he was conscious at the time that there were several areas in which Trowbridge did not make allowance for trends or likely developments which could have a negative impact on James Hardie, and that if a report were to be done for the purpose of assessing the adequacy of a fund to be set aside to meet future liabilities, an allowance would have to be made for this.79

24.55 If Mr Attrill appreciated this, it is likely Mr Shafron did as well. In any event, Mr Attrill’s notes suggest that his observations were discussed among the team working on Project Green.80

24.56 What emerges is that when the time came to effect separation, JHIL and Mr Shafron failed to ask the first logical question – what actuarial advice do we need for a separation exercise? It failed to address the question despite Mr Ashe having flagged it a few months before. It failed even to inform Trowbridge until after the report was done of the purpose for which it would be used. These serious errors were then compounded by issuing instructions for the report to be done using high discount rates so as to bring the estimate down, and by not asking Trowbridge to include an appropriate allowance for superimposed inflation, despite being conscious that this was a problem.

[76]	Ex 61, Vol 4, Tab 13, pp. 103–105.

[77]	Ex 332, para. 20.

[78]	Ex 61, Vol 4, Tab 33, p. 162.

[79]	T 1189.48–1190.7.

[80]	T 1190.12–49.

L. Best Estimate

24.57 The significance of the purpose of an actuarial report is closely connected with the meaning of a “best estimate”. More conservative allowances of the kind Mr Wilkinson would have proposed for a report directed as assessing the adequacy of a closed fund would have resulted in an estimate that was not a “best estimate” in the sense of a central estimate, with a 50 per cent chance of achievement, but an estimate with a significantly higher prospect of being achieved in reality.

24.58 The Trowbridge reports were quite uninformative, even misleading, as to what they meant by their “most likely” or “best estimates”.81 And Mr Shafron denied any appreciation that their estimates had only a 50 per cent probability of achievement.82

24.59 However, there is reason to conclude that Mr Shafron either did appreciate that, or ought to have.

24.60 On 7 December 2000 he met with Mr Harman and two others to discuss accounting questions. Mr Harman described the purpose of the meeting in an earlier email:83

“From: Stephen Harman...

Sent:     ...December 05,2000...

…

A brief note to confirm that the four of us will be meeting at 8:30am this Thursday in James Hardie’s offices.

The purpose of the meeting is to confirm our joint understanding of the accounting treatment, and establish the required asbestos loss contingency disclosures in:

(g) any US GAAP financials of JHINV

(h) any 20-F document (especially risk factor section, business section, MD&A section)

…

[81]	See, e.g. the 2000 Report, Ex 2, Vol 4, Tab 14, p 847.

[82]	Ex 309, para. 33(h).

[83]	Ex 61, Vol 5, Tab 34.

The smart money would currently be betting that the trust will get up ...For Completeness, it would be useful to consider the disclosures under other two situations, if only to confirm that these are unattractive options.”

24.61 Mr Shafron’s notes of the meeting84 reveal that there was detailed discussion of the operation of US accounting standards as regards estimating liabilities such as future asbestos claims. He even reproduced a graph which describes exactly what is meant by a best estimate. It is to this effect85:

[84]	Ex 61, Vol 4, Tab 14.

[85]	Ex 61, Vol 4, Tab 14, p. 109.

24.62 Mr Shafron says he did not “connect” what was discussed on this occasion with Trowbridge’s use of “best estimate”.87

24.63 This lack of comprehension is difficult to reconcile with the fact that Mr Shafron does not seem to have questioned anyone as to the meaning of the phrase “best estimate”, despite dealing with Trowbridge in respect of three actuarial reports over as many years. The discussions at the meeting he attended with Tillinghast on 23 August 2000 must also be taken into account. Mr Attrill’s notes record88 the following statements by the actuaries:

“DF:	I’m more comfortable with a range, rather than a number. I’d be very edgy about picking a best estimate. That is not within actuarial capabilities.

VB:	In Aust., we tend to be asked to give a central estimate.

DF:	Actuarial standard says central estimate is usually required.

VB:	This study would go outside the actuarial standard.

DF:	This is not an appropriate context to produce a central estimate.”

24.64 The point of the meeting with Tillinghast was to find means of increasing the certainty and defensibility of the actuarial projections of James Hardies liabilities. In the context of such a discussion it would be odd if Mr Shafron did not question the

[86]	FAS 5 is a US accounting standard dealing with accounting for contingencies. See Ex 265.

[87]	T 1779.36-1781.18; Ex 309, para.33(h).

meaning of a “central” or “best” estimate if he was not already confident of his understanding. The actuaries were clearly treating them as terms of art.

M. The perceived limits of the Trowbridge reports

24.65 In this context it is appropriate to mention the significant body of evidence that indicates that the critical officers of JHIL, and Mr Shafron and Mr Macdonald in particular, did not regard the estimates in the Trowbridge Reports as reliable. Most of it has been referred to already in other Chapters. It is sufficient here to provide a summary:

(i)	Mr Ashe’s review, referred to above.

(j)	Mr Williams’ commentary on the 2000 Report, referred to above.

(k)	The commentary on the 2000 Report in the August 2000 Project Green board presentation[89].

(1)	Mr Shafron’s memo to Mr Macdonald of 11 October 2000, justifying non-disclosure of the Trowbridge estimate on the grounds that it was “very imperfect... based on very uncertain epidemiological models and very uncertain predictions”[90].

(m)	Mr Peter Cameron’s e-mail to Mr Shafron of the same subject, comparing the 2000 Report to “information which is so speculative as to be potentially misleading”[91].

(n)	The emphasis on the uncertainty of the projections in the “Q & A’s” reviewed by Mr Macdonald, Mr Shafron and others in January (“the Directors are still of the view that James Hardie cannot reliably measure the liability”; No one “knows the future extent of the asbestos-related liability, “nor is there any way to find out; “James

[88]	Ex 61, Vol 4, Tab 50, p 325.

[89]	Ex 148, Vol 1, Tab 1.

[90]	Ex 224, Vol 1, Tab 13, p. 184.

[91]	Ex 224, Vol 1, Tab 14, p. 186.

Hardie cannot make a determination as to the adequacy of funding”92).

(o)	The similar emphasis on uncertainty in the draft Q & A materials in the January 2001 board papers[93] and the February 2001 board papers. (“We have learned that actuarial advice is not a reliable basis for assessing these kinds of liabilities”94).

(p)	The statements in the January Board paper on separation justifying not providing additional funds to satisfy the liabilities (a position Mr Macdonald supported95) on the ground that “there is no reliable basis for determining what [the] amount ...should be if attempting to fund all future claims. Previous indicative advice ... has been quite variable and unreliable.”[96]

(q)	Mr Shafron’s email comment to Mr Robb: “My point on T is really code for ‘the thing is not that defensible’!”[97]

(r)	Mr Shafron’s email comment to Mr Williams: “Our approach to Trowbridge so far and going forward is not to rely too heavily on it. It is limited as you and I both know.”[98]

N. A specific deficiency: mesothelioma claims had not levelled.

24.66 The significance of the general limitations of the Trowbridge Reports and of the fact that the February 2001 Report was not based on current data should have been reinforced in the minds of Mr Shafron, Mr Attrill and Mr Macdonald by two related circumstances.

24.67 The first was that the current (April to December 2000) data revealed a significant deterioration in James Hardie’s claims experience. Of course, it was possible that this deterioration was merely an aberration. But it was equally possible

[92]	Ex 61, Vol 5, Tab 43, pp. 185, and 187, 189.

[93]	Ex 80, Tab 3, pp. 42,43,45. See also p 11.

[94]	Ex 80, Tab 6, p. 111, also see pp 110 and 115.

[95]	Ex 148, para. 32.

[96]	Ex 80, Tab 3, p. 18, also see p.17.

[97]	Ex 194, 27 March 2001.

[98]	Ex 209, 8 March 2001.

that it was not, and if it was not, it was almost inevitable that the February 2001 report would be wrong.

24.68 The second point is, in effect, a particular aspect of the first. One of the key assumptions underlying the Trowbridge 2000 Report was that James Hardie mesothelioma events and claims had levelled (i.e. had reached their peak). The assumption was explicit in the report”99, and was highlighted in the August 2000 JHIL board presentation on Project Green.100 It was restated by Mr Minty on 19 January 2001.101 The current data suggested that the assumption may have been wrong (as indeed it was).

24.69 The propositions in the last paragraph need some elaboration, but in my opinion the evidence warrants a conclusion that JHIL’s use of the Trowbridge February 2001 Report was, on the most favourable construction, careless in the extreme. I find it difficult to believe that Mr Shafron and Mr Macdonald could have had any faith in the Report as a useful tool for assessing the likely life of the Foundation, either so far as the JHIL Board or the incoming directors or outgoing directors of Coy and Jsekarb were concerned.

O. The current data disclosed a deterioration

24.70 Some of the principal information in this regard appears in Mr Attrill’s Operations Plan Review for the half year to 30 September 1996. This is discussed in detail in Chapter 18. The contents of it were discussed among the management team (including Messrs Macdonald, Shafron and Morley) on 13 December 2000. Project Green was also discussed.102

24.71 There was other evidence, however, which confirmed the picture of deterioration.

(s)	On 9 January 2001 Ms Burtmanis, who reported to Mr Attrill, sent him a “Summary of JH Litigation Trends, YEM99, YEM00 and

[99]	Ex 2, Vol 4, Tab 14, pp. 864-5.

100	Ex 148, Vol 1, Tab 1, pp. 5–6.

101	Ex 57, Vol 4, p. 971.

102	Ex 61, Vol 5, Tab 13 (Attrill’s note).

4Q01.”103 The report refers to a “[g]eneral increase in asbestos claim numbers across the board”; “[a] noticeable increase in the number of mesothelioma and lung cancer cases”; and that “[t]he average cost to JH of each claim is increasing over time”. Mr Shafron had no specific recollection of seeing the report104, but given his responsibilities, including submitting a report to the Board on asbestos litigation, he must have at least become aware of the information it contained in the period prior to 15 February 2001.

(t)	On 25 January 2001, Mr Harman sent to Messrs Macdonald, Shafron and Morley a summary of JHIL’s reported asbestos costs, restated to provide a consistent basis of presentation.105 It showed:

YEM1997	$15.2m
YEM1998	$18.8m
YEM1999	$18.7m
YEM2000	$20.3m
3Q 2001	$20.0m

This summary reveals, allowing for the “plateau” over 1998 and 1999, a pattern of year on year increases, apparently accelerating in the current year, which was then expected to have a result, over four quarters, in excess of $30m.

(u)	On 31 January 2001 Mr Macdonald sent an e-mail to the Project Green team with a section headed “Asbestos”:

“3. Asbestos. We have reviewed the graph below and had harboured some hope that Q4 would be significantly lower in cost, demonstrating what an outlier Q3 was. An early look at January shows costs of $3M – and we should presume that February and March (in the absence of other information) will be at a similar level. Should we proceed

103	Ex 65.

104	T 1747 6–8

105	Ex 148, Tab 18.

with the Foundation, costs in the JHIL accounts would cease as of the date that the Foundation was formed.”106

    It is likely that the graph is one of those appended to the next day’s Asbestos Board paper.

(v)	That Board paper107, dated 1 February 2001 and attributed to Mr Attrill and Mr Shafron, has graphs for claim numbers and claim costs on a monthly basis. They are not all that easy to interpret, but they show clearly enough that the current year was much worse than previous years on both measures.

(w)	Monthly tables headed “Asbestos litigation costs – Australia” were prepared by Mr Morley’s section. The December 2000 table (dated 10 January 2001)108 reveals”

•	an increase in total costs (year to date) from $18.2m to $26.8m;

•	an increase in claims settled (year to date) from 85 to 131;

•	an increase in claims opened (year to date) from 116 to 236.

24.72 This was a very bleak picture. It is clear Mr Attrill was aware of it, and he thought it likely he would have sent it to Mr Shafron in the ordinary course.109 Mr Shafron said he was “not sure” that such documents were still being sent to him as a matter of course in December 2000110. However, there is in evidence an email dated 10 January 2001 sending it to him and Mr Morley111.

24.73 Mr Shafron and Mr Macdonald made a number of points in attempting to evade the impact of this evidence. One was to say that they expected that the deterioration in James Hardie’s experience over the current year to be allowed for by the Trowbridge update using the insights of Watson & Hurst112. This was illogical. Watson & Hurst dealt with national data, and it was quite possible that James

106	Ex 75, Vol 7, Tab 110, p. 2607.

107	Ex 148, Vol 1, Tab 21.

108	Ex 7, MRCF 1, Vol 2, Tab 36, p. 395. See T 1153.7–1154.20.

109	T 1153.7–1154.20.

110	T 1422.6–1423.23.

111	Ex 57, Vol 4, pp. 904–906.

112	Shafron, T 1751.12–1752.29.

Hardie’s experience would be different as indeed Mr Macdonald wrote in a letter in February 2001 to a journalist113. More importantly, Mr Minty had made it plain to JHIL (and the information was passed to both Mr Shafron and Mr Macdonald) that for the purposes of the update he would want to look at the proportion of claims James Hardie received, updated from March 2000.114

24.74 Mr Macdonald was fond of saying that he believed that volatility, and in particular, a couple of quarters of data, wouldn’t change a long-term trend115. He and Mr Shafron said, to similar effect, that James Hardie had good years and bad years, a spike one year would be followed by a trough the next.116 None of this is consistent with the data they had. In particular, Mr Harman’s summary of costs over the 1997- 2001 period showed that the “trend” was of constant deterioration, and peaks were not followed by troughs117. The same document undermines Mr Macdonald’s and Mr Shafron’s resort to the proposition that they focussed on amounts paid, when confronted with information concerning claim numbers.118 And so far as “trends” are concerned, Mr Shafron is undone by his own statement in November 2001 that reference to the data made available on 15 January 2001 showed “an upward trend in total damages payouts, a trend that appears to have commenced in 1999.”119

24.75 Mr Shafron and Mr Macdonald said of the numerous statements emphasising that asbestos liabilities were not capable of reliable measurement that this language was referable to accounting standards, and was used “so as not to pre-empt the company’s considered decision as to how to account for those liabilities”120.

24.76 A difficulty with this explanation is that expressions of this kind occur in a range of contexts, most of them not concerned with the formal requirements of accounting standards. The statement, of which Mr Macdonald must have approved, in the January 2001 Board papers, that no additional funds should be provided because, inter alia, there is “no reliable basis” for determining an amount to fund all

113	Ex 61, Vol 6, Tab 21, p. 108.

114	Ex57,Vol 4, p. 801.

115	T 2592.38–46, 2595.50–2596.45.

116	Shafron, T 1745.12–26. Macdonald, Ex 308, para. 33.

117	Ex 75, Vol 7, Tab 109.

118	Shafron, T 1743.40–1744.5; Macdonald, T 2586.36–41, 2587.26–.28.

119	Ex 85, p. 3.

120	Ex 308, para. 38. Ex 309, paras 26–27.

claims, and previous advice had been “quite variable and unreliable” is a case in point.121

24.77 The last mentioned statement in irreconcilable with another of Mr Macdonald’s attempts to justify his conduct, viz. his evidence that his belief as to the suitability of the Trowbridge report was strengthened by the consistency of Trowbridge’s estimates.122

24.78 Mr Shafron’s explanation of the evidence was that his belief was that the Trowbridge estimate was uncertain, but no more than any actuarial report.123 I do not accept that evidence.

24.79 In considering Mr Shafron’s responses on this topic it is necessary to keep in mind that he was prepared to be deceitful where asbestos was concerned. In cross- examination, he admitted telling the incoming directors that the latest complete actuarial report JHIL had obtained was the 1998 report, when he was conscious that this was, in substance, false and would mislead the incoming directors.124 He also ensured that the February 2001 report bore on its face claims for legal professional privilege that he knew could not honestly be made.125 In addition, I do not think he could have honestly said to Mr Minty that the current data did not show anything different from what Trowbridge had projected.126

P. Consequences

24.80 I have not found it necessary in this context to deal with every possible basis on which JHIL’s conduct in using the Trowbridge Report can be criticised.127 The evidence discussed so far makes it, to my mind, absolutely clear that JHIL, in permitting the incoming directors and outgoing directors to rely on the Trowbridge Report, engaged in conduct that was misleading or deceptive in contravention of s 52 of the Trade Practices Act, because that report was wholly unsuitable to be used for

121	Ex 148, Vol 1, Tab 5, pp. 95–96.

122	Ex 308, para. 32.

123	Ex 309, paras 27–29.

124	T 1728.20–1729.2.

125	T 1730.19–1731.36.

126	See Ex 121, para. 203; Ex 50, para. 31.

127	Eg. Mr Shafron’s possible appreciation of the significance of a “best estimate”, and his failure to give the 2000 Trowbridge Report to the incoming directors.

the purposes of assessing the likely life of the Foundation, and JHIL had no reasonable basis for implying that it was. For the same reason, Mr Shafron and Mr Macdonald have personally contravened s 42 of the Fair Trading Act 1987 (NSW).

24.81 It is not necessary to consider any other potential causes of action. They would be unlikely to lead to any more advantageous remedy.

24.82 In so far as Mr Macdonald and Mr Shafron are concerned, in my view they breached their duties as officers of JHIL by encouraging the Board to act on the Trowbridge Report in forming a view that the Foundation would be “fully funded”.

24.83 It is not clear, however, that valuable relief would be available to Amaca and Amaba on the basis of the contravention of the Trade Practices Act and the Fair Trading Act to which I have referred. The companies may have difficulty establishing a claim based on reliance by the outgoing directors, given Mr Morley’s knowledge of many of the matters which tend to indicate the limitations of the Trowbridge Report, and the fact that neither he nor Mr Cameron bothered to read it. They could perhaps establish a claim based on reliance by the incoming directors, by analogy with the reasoning in Janssen-Cilag v Pfizer Pty Ltd (1992) 37 FCR 526. That might lead to orders under s 87 of the Trade Practices Act having the effect of undoing the separation.

24.84 However, Amaba and Amaca, as subsidiaries of ABN 60, would not be in a substantially better position than they are now. There might be a material improvement if they could, in addition, establish a claim for damages for the loss of the opportunity to pursue ABN 60 for claims arising from the transactions prior to 1999 that are discussed in relation to Term of Reference 3. However, such claims, even if established, would have no value unless ABN 60 could itself establish claims against third parties that would put it in funds to satisfy those liabilities. In practical terms, that means a claim of some kind against JHI NV in respect of the cancellation of the partly paid shares.

24.85 In short, before Amaba and Amaca could increase their funds by resort to litigation there would be many hurdles to overcome. Probably too many.

Chapter 25 – The 2001 Scheme Of Arrangement

A. Introduction

25.1 The next stage in the reconstitution of the James Hardie Group began formally when on 10 August 2001 JHIL applied to the Equity Division of the Supreme Court of New South Wales for orders convening meetings of the holders of its fully paid ordinary shares, approving an explanatory statement, and ultimately approving the scheme of arrangement proposed.1

25.2 “Schemes of arrangement”, in relevant respects, are provided for by s 411 and s 412 of the Corporations Act 2001.2

25.3 The statutory provisions for schemes of arrangement contemplate the involvement of courts at two stages:

(a)	in relation to calling meetings and approving an explanatory statement; and

(b)	ultimately, in approving the scheme.

25.4 At the heart of the scheme proposed by JHIL was the notion that its shareholders would become instead the holders of shares in a Dutch company James Hardie Industries NV (“JHI NV”). JHI NV would then hold the shares in JH NV, which held the main operating assets. A “before and after” broad indication of the position is as set out in the Information Memorandum:3

“Simplified corporate structures before and after the Proposal is implemented are set out below:

[1]	Supreme Court documents, Ex 278, Vol 1, Tab 1, p. 1.

[2]	On 15 July 2001 the Corporations Act 2001 came into force as a law of the Commonwealth. It contained, as had the previous Corporations Laws of the States, provision for making compromises and arrangements between companies and their creditors, and between companies and the members.

[3]	Ex 278, Vol 1, Tab 2, p. 33.

25.5 Of course, those were not the only aspects of the Scheme. Thus Mr Donald Cameron, then JHIL’s Treasurer and Company Secretary, in the principal affidavit in support of the application, set out the main features of the Scheme and the resultant reduction of capital as being that:4

“(a)	all members of JHIL whose address in the register of members was in Australia, New Zealand, the United Kingdom or the United States would receive an interest in shares in James Hardie Industries N.V. (“JHI NV”) in exchange for their shares in JHIL. The interest in JHI NV will be held in the form of CHESS Units of Foreign Securities (“CUFS”) to allow trading on the ASX;

[4]	Ex 278, Vol 1, Tab 2, para. 14, pp. 5–6.

(b)	all other members of JHIL would receive the cash proceeds from the sale of their entitlement to interests in JHI NV;[5]

(c)	JHIL would become a wholly owned subsidiary of JHI NV;

(d)	JHIL would transfer all its shares in JH NV, which was the owner of the operating businesses and assets of JHIL and its controlled entities, to JHI NV at market value (based on the market value of the James Hardie Group as at the record date for the Scheme);

(e)	JHIL would declare and pay a dividend to JHI NV and would effect a reduction of capital pursuant to Part 2J.1 of the Corporations Act in respect of all its shares then held by its new parent, JHI NV, under which $775,326,261.04, or $1.72 per share, would thus be distributed to JHI NV. The reduction would be conditional on JHI NV subscribing for partly paid shares, and will be effected without cancelling any shares; and

(f)	JHI NV will subscribe for partly paid shares in JHIL. Under the terms of issue of the partly paid shares, JHIL will be able to call upon JHI NV to pay any or all of the remainder of the issue price of the partly paid shares at any time in the future and from time to time. The callable amount under the partly paid shares would be equal to the market value of the James Hardie Group as at the Scheme Record Date less the subscription monies already paid up.”

25.6 Mr Cameron also deposed that the directors of JHIL had resolved to approve the Scheme for reasons including:6

“(a)	the Scheme will result in less tax being payable on international earnings, in particular by reducing US withholding tax;

(b)	the Scheme will result in less corporate tax being payable in respect of group financing arrangements;

(c)	the Scheme will create a structure that will be more appealing to international investors; and

(d)	Grant Samuel and Associates Pty Limited, who were commissioned to complete an independent report on the Scheme (a copy of which is contained in the Information Memorandum), concluded that it is in the best interests of, and is fair and reasonable to, the Plaintiff’s members.”

25.7 The reasons were put more directly by Grant Samuel, retained as independent expert in support of the proposal, in the Summary of Opinion and the first of their “Key Conclusions” in their report of 10 August 2001:7

[5]	This was a small group of approximately 100 members with a combined holding of approximately 0.1% of JHIL’s issued capital.

[6]	Ex 278, Vol 1, Tab 2, para. 17, p. 6.

[7]	Mr Wilson’s affidavit, Ex 278, Vol 1, pp. 261–262.

“2 Summary of Opinion

In Grant Samuel’s opinion, the proposed restructure is, on balance, in the best interests of James Hardie Industries’ shareholders as a whole. The transaction is essentially neutral insofar as shareholders will have the same underlying economic interest in the business of James Hardie Group before and after the proposed restructure. The primary benefit of the proposed restructure is an increase in after tax returns to shareholders. This benefit is a tangible and material gain relative to the status quo. In the absence of some form of restructuring, James Hardie Industries faces an increasing corporate tax rate that could reach almost 50% in the near future. A “do nothing” approach would ultimately have negative consequences on shareholder value.

There are other benefits such as a more attractive “currency” for scrip acquisitions but these are not regarded as substantial. There are a number of costs, disadvantages and risks arising from the proposed restructure. Key issues for shareholders will be impacts on corporate governance and liquidity. While these factors are not inconsequential, and some may be significant for some shareholders, they do not, in Grant Samuel’s opinion, outweigh the benefits for shareholders as a whole.

3	Key Conclusions

•	The increasing tax inefficiencies of the current structure of the James Hardie Group mean there is a need to restructure.

The Australian and United States tax systems have an adverse impact on net returns to shareholders in James Hardie Industries under the present corporate structure:

=>	The vast majority of income is earned in the United States where the standard corporate tax rate is 35% but, when other taxes are included (eg state taxes), the effective rate increases to almost 40%. The James Hardie Group’s reported tax rate in the year ended 31 March 2001 was 23% but this rate would be 41% when adjusted for certain temporary financing measures which are not sustainable;

=>	James Hardie Industries and its Australian subsidiaries have substantial carried forward tax losses which will eliminate tax payable in Australia for at least five years. Accordingly, dividends are likely to be unfranked for at least this period (in the absence of changes to tax laws or failure to meet the “continuity” tests); and

=>	James Hardie Industries need to remit cash to Australia to fund dividend payments. Aggregate dividends substantially exceed after tax cash flows generated in Australia. In future, this cash will largely need to be remitted by way of dividend from offshore operations. Dividends paid out of the United States to Australia incur 15% withholding tax. The withholding tax cannot be offset against Australian income tax as dividend income from the United States is exempt income. As a result, the company’s overall effective tax rate will increase to between 45% and 50%, depending on the level of internal dividends and various other factors (the pro forma accounts for the year ended 31 March 2001 show 48% when adjusted for United States withholding tax). This problem is expected to begin to arise in the 2001/02 financial year and fully impact the following year.

Additionally, neither the United States corporate tax or withholding tax payments generate franking benefits in Australia, resulting in an effective tax rate on James Hardie Industries’ United States income for Australian individual shareholders potentially up to 74% (if all income is paid out as dividends):

James Hardie Industries – Net returns to Australian shareholders

US pre tax earnings	10.00
US corporate tax	(4.00)

US post tax earnings (paid as dividend)	6.00
Internal withholding tax (15%)	(0.90)

Distributable profits paid as dividend (unfranked)	5.10
Personal tax (48.5%)	(2.47)

Net return to Australian individual shareholder	2.63

The inefficiency is clear when it is considered that the net return to an Australian shareholder out of a similar level of Australian sourced earnings would be almost twice as high at $5.15.

These factors mean that a “do nothing” approach would ultimately have negative consequences for shareholder value. The problems are not reduced or mitigated by the sale of the US gypsum business. In short, there is a need to restructure to protect, if not enhance, shareholder returns.

•	The proposed restructure is far more tax efficient The proposed restructure has two significant tax related benefits for the James Hardie Group:

•	the effective corporate tax rate is reduced through the establishment of a financing vehicle in The Netherlands; and

•	there will no longer be any requirement to remit cash from the United States to Australia (within the group) and incur the 15% withholding tax.

JHI NV will establish a Dutch finance subsidiary, James Hardie International Finance BV, which will lend funds to the group’s operating subsidiaries. The effective tax shelter from the interest deductions claimed by the operating subsidiaries will be at rates between 30% and 40% depending on the country from which they are made, while the tax payable by James Hardie International Finance BV on its income will be only 15% because of the applicability of the Dutch Financial Risk Reserve (“FRR”) regime. This structure therefore lowers the overall average tax rate.

In addition, as JHI NV will be listed on the NYSE and assuming it meets certain other conditions, there is no withholding tax on interest paid from the United States to The Netherlands and only 5% on dividends. The expected internal interest payments will largely meet the cash needs of JHI NV to pay dividends to shareholders.

…

On a pro forma basis, tax expense is reduced by $31 million per annum and net cash flow is increased by an equivalent amount. The effective tax rate falls from 48% to 27% and earnings per share increases by 38%. A tax rate in the order of 27% is believed to be sustainable in the longer term. This level of benefits will continue to apply, even if the US gypsum business is sold. ...”

25.8 The proposed scheme was to be implemented by steps whereby:

(a)	shareholders in JHIL became shareholders in JHI NV in lieu;

(b)	JHI NV became the only shareholder in JHIL;

(c)	JHIL reduced its capital by passing its funds to JHI NV, and paid a dividend to JHI NV

(d)	JHIL sold its shares in JH NV to JHI NV. No money actually changed hands. The purchase price was treated as a loan by JHIL to JHI NV, which was satisfied from the dividends/payment in reduction of capital to be made by JHIL to JHI NV.

25.9 The proposed scheme is of interest for two presently relevant purposes:

(a)	It was a significant step on the way to cutting JHIL adrift from the James Hardie Group; and

(b)	because of the position as to the partly paid shares to be issued by JHIL to JHI NV.

B. Relevant statutory provisions

25.10 The scheme of arrangement proposed was one between a company and its members and the first stage in such a scheme is provided for by s 411(1) of the

Corporations Act:

“(1) Where a compromise or arrangement is proposed ... between a Part 5.1 body and its members ... the Court may, on the application in a summary way of the body ... order a meeting or meetings ... of the members of the body ... to be convened in such manner, and to beheld in such place or places ... as the Court directs and, where the Court makes such an order, the Court may approve the explanatory statement required by paragraph 412(l)(a) to accompany notices of the meeting or meetings.”

JHIL was a “Part 5.1 body”.8

[8]	See the definition in s 9.

25.11 As is apparent from s 411(1), at the initial stage the Court has three issues to determine:

(a)	whether to direct a meeting or meetings of members of the company; and

(b)	if so, to give directions as to the convening of such meetings; and

(c)	to consider whether to approve the explanatory statement which is to accompany the notice of meeting.

25.12 The requirement for an explanatory statement is in s 412(1), which provides:

“(1)	Where a meeting is convened under section 411, the body must:

(a)	with every notice convening the meeting that is sent to a ... member, send a statement (in this section called the explanatory statement):

(i)	explaining the effect of the compromise or arrangement and in particular, stating any material interests of the directors, whether as directors, as members or creditors of the body or otherwise, and the effect on those interests of the compromise or arrangement in so far as that effect is different from the effect on the like interests of other persons; and

(ii)	setting out such information as is prescribed and any other information that is material to the making of a decision by a ... member whether or not to agree to the compromise or arrangement, being information that is within the knowledge of the directors and has not previously been disclosed to the ... members; and

(b)	in every notice convening the meeting that is given by advertisement, include either a copy of the explanatory statement or a notification of the place at which and the manner in which ... members entitled to attend the meeting may obtain copies of the explanatory statement.”

25.13 The Court’s power to make an order under s 411(1) is not to be exercised unless ASIC has been notified of the application and has had the opportunity to make submissions to the Court in relation to the proposed compromise or arrangement and the draft explanatory statement: s 411(2).

25.14	The second part of the Court’s role derives from s 411(4). It provides that:

“(4) A compromise or arrangement is binding ... on the members .. of the body and on the body ... if, and only if:

(a)	at a meeting convened in accordance with an order of the Court under subsection (1): ....

(iii)	in the case of a compromise or arrangement between a body and its members or a class of members – a resolution in favour of the compromise or arrangement is:

(A)	passed by a majority in number of the members, or members in that class, present and voting (either in person or by proxy); and

(B)	if the body has a share capital — passed by 75% of the votes cast on the resolution; and

(d)	it is approved by order of the Court.”

25.15 The approval contemplated by s 411(4) may be given by the Court “subject to such alterations or conditions as it thinks just”: s 411(6).

C. Proceedings in the Supreme Court of New South Wales

25.16 The proceedings first came before Santow J on 10 August 2001.9 The draft Explanatory Statement then before him contained the following in connection with the proposed partly paid shares:10

“2.3 The corporate restructuring

The restructuring, if implemented, will occur by means of a New South Wales Supreme Court approved Scheme of Arrangement pursuant to the Corporations Act 2001.

JHIL will become a wholly owned subsidiary of JHI NV as a result of the Scheme. On implementation of the Scheme, ownership of JHNV, which owns the operating assets of James Hardie, will be transferred from JHIL to JHI NV at market value (based on the market capitalisation of the James Hardie Group as at the Scheme Record Date) in order to ensure that JHI NV has direct access to the profits of its operating and financing subsidiaries thereby achieving withholding tax savings on internal dividends.

Following the transfer of JHNV, JHIL will declare and pay a dividend to JHI NV, and will effect a capital reduction pursuant to Part 2J.I of the Corporations Act 2001 in respect of all its shares then held by its new parent, JHI NV. The reduction will be conditional on JHI NV subscribing for partly paid shares, and will be effected without cancelling any shares.

Under the terms of issue of the partly paid shares, JHIL will be able to call upon JHI NV to pay any or all of the remainder of the issue price of the partly paid

[9]	Supreme Court materials, Ex 278, Vol 5.

[10]	Supreme Court materials, Ex 278, Vol 2, p. 44.

shares at any time in the future and from time to time. The terms of issue of the partly paid shares are set out in Annexure 2 of the Implementation Deed at Part C of this Information Memorandum.

The callable amount under the partly paid shares will be equal to the market value of the James Hardie Group as at the Scheme Record Date less the subscription monies already paid up. The partly paid shares will provide JHTL with access to cash if required in the future to meet any liabilities of JHIL, whilst allowing JHI NV to obtain the financial efficiencies that the Proposal is expected to provide.

Further details of the corporate restructuring are set out in the Implementation Deed which forms Part C of this Information Memorandum.

Following the structural steps described above, JHI NV will establish one of the existing Dutch subsidiaries in the group, James Hardie International Finance BV (JHI Finance BV), as the group finance company. It will operate under the provisions of the Dutch Financial Risk Reserve (FRR) regime, and will finance James Hardie’s operations. JHI finance BV will be funded by equity contributions from within the Group and by borrowings under the Group’s existing bank facilities.”

25.17 The words quoted make it clear that JHIL had an option to call on the holder of the partly paid shares (which would be JHI NV):

“...to pay all or any of the remainder of the issue price of the partly paid shares at any time in the future and from time to time.”

There were to be 100,000 partly paid shares, issued at $50 each but each carrying a liability on the part of JHI NV to pay a much larger sum if called upon to do so by JHIL.

25.18 The sum which might be called was calculated11 in accordance with the formula in Annexure 2 to the Implementation Deed, i.e. the last recorded sale price of a JHI NV share trading on a deferred settlement basis five days after the Scheme came into effect on the ASX, multiplied by 450,771,082. This was a sum likely to be of the order of $1.9 billion.

25.19 The role which the partly paid shares might play was adverted to on a number of occasions in connection with the hearings before Santow J.

25.20 On 9 August 2001 the Judge’s Associate was sent a letter from Allens Arthur Robinson stating:12

[11]	Ex 278, Vol 2, p. 89, Annexure 2 to the Implementation Deed.

[12]	Ex 278, Vol 3, Tab 19, p. 53.

“... The purpose of this letter is to set out the principal elements of the proposed restructuring and to highlight for His Honour’s attention any significant aspects of this transaction with a view to drawing out the disclosure in the Information Memorandum in relation to those aspects.

1 ...

(b)	The Restructuring

Pursuant to the proposed Implementation Deed (which is set out in Part C of the Information Memorandum), JHIL and JHI NV will be required to undertake a number of other restructuring steps in conjunction with the Scheme in addition to proposing it and enabling the transactions discussed under section (a) above to be effected. Principally, the following steps are to be contemplated and are described in Part B, Section 2 of the Information Memorandum.

...

(iii)	Issue of Partly Paid Shares

The reduction of capital will be conditional upon JHI NV subscribing for partly paid shares in JHIL. A total of 100,000 partly paid shares will be issued by JHIL, at a total issue price equal to the market value of the James Hardie Group as at the Scheme Record Date. The subscription price for the partly paid shares will be $50 per share, or a total of $5 million, which JHI NV will be required to pay on subscription.

JHIL will be entitled to call upon JHI NV to pay any or all of the remainder of the issue price of the partly paid shares at any time in the future and from time to time.

The terms of issue of the partly paid shares are set out in more detail in Annexure 2 of the Implementation Deed at Part C of the Information Memorandum.

...

2.	Novel features of the Restructuring

Certain unusual features of the Scheme have arisen. We discuss below what we regard as those features.

...

(e)	Partly Paid Shares

We discuss at Section l(b)(iii) above the issue of partly paid shares by JHIL. The partly paid shares are to be issued by to ensure it has access to funding going forward to meet any potential liabilities. The issuing of the partly paid shares will ensure that, notwithstanding the transfer by JHIL to JHI NV of its principal operating assets, which are owned by JHNV, its net worth will remain essentially the same following implementation of the transaction.

The partly paid shares are regarded as important for the following reasons.

The sale of JHNV by JHIL to JHI NV is necessary to achieve the financial benefits of the Scheme under the US-The Netherlands tax treaty, being that dividends paid by JHNV are made to another Dutch company JHI NV and are not made to an Australian company thereby attracting US withholding taxes. This sale is to be effected on loan account as an inter-company borrowing. The existence of the outstanding receivable is fiscally inefficient and so the dividend and reduction of capital by JHIL will be effected to remedy this result.

The partly paid shares will have an uncalled amount equal to the market value of JHIL on implementation of the Scheme, less the subscription amount of $5 million. ...”

25.21 During the initial hearing before Santow J on 10 August 2001 the Judge asked counsel for JHIL:13

     “What effect will this have on asbestos claims against Hardie’s?”

and was answered:

“The position is this. The claims that are on hold are not against Hardie’s. They are against organisations which were once subsidiaries of Hardies which have been put into a foundation but Hardies is a party to a number of claims. It will have no effect on those claims because the claims are not against JIL. JIL your Honour will see is in a position to meet all claims, any claims from whatever source, we are talking about the whole of its business, ever be found against them because it has access to the capital of the group through the partly paid shares subject to the point your Honour raised as to whether it should be conditioned in some way.”

HIS HONOUR: “Subject perhaps to this: Is there any possible basis upon which a call on partly paid shares upon a Dutch company could be resisted under Dutch law? Is that dealt with in the explanatory memorandum because it is a fundamental matter. I don’t know whether it is dealt with at all.”

HUTLEY: “I will have that checked.”

HIS HONOUR: “One would need to make sure every step is taken not only of disclosure but every step is taken to ensure that a call must be met. In other words, there must be the clearest possible Dutch exchange approvals require if it is possible to get them in advance in order to ensure there is no blockage in the flow of funds to Australia.”

[13]	Ex 278, Vol 5, pp. 23–24.

25.22 There was a further written submission on 13 August 2001 which included the following:14

“As requested by his Honour, we set out below responses to each of the non-takeover matters he raised during the hearing of this matter ... and regarding which he has requested submissions from Counsel.

...

(iv)	(1) Is it possible that, if JHIL were to call for payment of the uncalled amount under the partly paid shares in full, this could technically lead to the insolvency of JHI NV?

(v)	...

In response to his Honour’s concerns, however, we propose to include the following additional term of issue of the partly paid shares (to be incorporated within Annexure 2 of the Implementation Deed at Part C of the Information Memorandum):

‘Conditions to making a call:

JHIL may only call for payment of an uncalled amount on the partly paid shares:

(a)	if the directors of JHIL form the view, after due and careful consideration, that the payment of the call is necessary to ensure that JHIL is able to pay its debts as and when they fall due; and

(b)	for such amount as the directors of JHIL believe is necessary to ensure that JHIL remains solvent.’

...

2.	Novel Features of the Proposal

...

(g)	What effect will the Scheme, if implemented, have on asbestos claims against James Hardie?

As stated by Counsel in response to this query, the Scheme will not affect the position regarding asbestos claims. The former subsidiaries of JHIL against which almost all proceedings have been taken in the past in relation to asbestos claims were transferred to an independent Medical Research and Compensation Foundation in February 2001. JHIL has at times been joined as a party to such proceedings, but has always successfully resisted any claims against it. One adverse finding at first instance was overturned on appeal: see James Hardie & Coy Pty Limited & Ors v Hall (as Administrator of the estate of Putt (1998) 43 NSWLR 554. That said, it cannot be said that JHIL will never be held liable. JHIL will have, through existing reserves and access to funding in the form of the partly paid shares, the means to meet liabilities which will or may arise

[14]	Supreme Court materials, Ex 278, Vol 3, pp. 206, 211–2.

in the future whether in relation to asbestos-related claims or other obligations to other persons.”

25.23 In the event Santow J on 23 August 200115 ordered the convening of a meeting of members of JHIL to be held on 28 September 2001 at the Regent Hotel, 199 George Street, Sydney.

25.24 The meeting took place at 11.00 am on that day and a very substantial majority of persons voting in person and in proxy, were in favour of the resolution. As Mr McGregor, JHIL’s Chairman of Directors and the Chairman of the meeting, said in his affidavit of 28 September 2001 before the Supreme Court16, there was a poll and the voting in favour was 97.66 per cent of votes cast.

25.25 The resolution was passed notwithstanding that much of the apparent justification for it had disappeared because of the announcement, on the evening preceding the meeting, of proposed changes to the withholding tax on dividends paid from the United States to Australia from 15 per cent to zero.17

25.26 The matter came back before Santow J on 8 October 2001 in the light of the new background. He decided that on the evidence there were still advantages in approving the Scheme, and did so finally on 11 October 2001, having given an opportunity for possible dissentients to be heard.

25.27 In relation to JHIL’s creditors, Mr Cameron deposed to his belief that the Scheme would not materially prejudice JHIL’s ability to pay its creditors.18

25.28 His affidavit contained one reference to the Foundation, namely to the payment of the $70m in reduction of the Foundation’s loans to JHIL. That is found in paragraphs 28 and 32:19

“28.	... The placement of shares by the Plaintiff on 1 August 2001 (and referred to in paragraph 32 below), resulted in the receipt of $197 million and the issue of some 35 million ordinary shares. Of those proceeds, $70 million

[15]	[2001] NSWSC 741; Ex 278, Vol 4, Tab 45, p. 49.

[16]	Ex 278, Vol 2, Tab 10, p. 2, para. 7.

[17]	See Ex 278, Vol 3, Tab 31, p. 357; Press Release No. 74 of 27 September 2001, Protocol Amending the Australia-United States of America Double Taxation Convention: Ex 278, Vol 3, p. 254.

[18]	Ex 278, Vol 1, Tab 2, para. 26, p. 7.

[19]	Ex 278, Vol 1, Tab 2, p. 8, pp. 8–9.

has been paid to the Medical Research and Compensation Foundation thereby reducing the Plaintiff’s Borrowings by that amount.

...

32....	There has been no material change to the financial position of the Plaintiff since this statement, other than a private equity placement of 35,000,000 fully paid ordinary shares on 1 August 2001 which raised $201,250,000 (gross) and, after deduction of the underwriting fee, $197,225,000 (net). ...”

D. Matters not referred to in the proceedings

25.29 The material before Santow J did not refer to:

(a)	the communications from MRCF concerning the inadequacy of its initial funding, culminating in the Foundation’s letter dated 24 September 2001;

(b)	the put option contained in the Deed of Covenant and Indemnity;

(c)	the possibility that the partly paid shares might be cancelled at a later time.

25.30 Various submissions were put to the effect that JHIL’s failure to bring all or some of these matters to the attention of Santow J or to include it in the information that was given to shareholders involved a breach of duty on its part. If there were a breach, a question also arises as to the extent to which Allens might be liable for its role in the matter.

25.31 Before turning to the facts concerning the three topics it is appropriate to say something about the sources and scope of JHIL’s duties of disclosure in the context of the scheme of arrangement.

E. Duties of disclosure

25.32 The implementation of the scheme of arrangement imposed two distinct duties of disclosure on JHIL. Section 412(l)(a) of the Corporations Act required an explanatory statement or information memorandum to be sent with every notice convening a s 411 meeting that is sent to a member. An explanatory statement is one:

(i)	explaining the effect of the compromise or arrangement and, in particular, staling any material interests of the directors, whether as directors, as members or creditors of the body or otherwise, and the effect on those interests of the compromise or arrangement in so far as that effect is different from the effect on the like interests of other persons; and

(ii)	setting out such information as is prescribed and any other information that is material to the making of a decision by a creditor or member whether or not to agree to the compromise or arrangement, being information that is within the knowledge of the directors and has not previously been disclosed to the creditors or members.[20]

25.33 The “prescribed information” is set out in the Corporations Regulations 2001, and included:

“ •	particulars of the intentions of the directors of the company the subject of the Scheme regarding:

(a)	the continuation of the business of the company or, if the undertaking, or any part of the undertaking of a company is to be transferred, how that undertaking or part is to be conducted in the future; and

(b)	any major changes to be made to the business of the company, including any redeployment of the fixed assets of the company; and

(c)	the future employment of the present employees of the company.

(Corporations Regulations 2001, Schedule 8, Part 3, Clause 8310); and

(d)	information material to the making of a decision in relation to the Scheme, being information that is within the knowledge of any director of a company the subject of the Scheme.”

(Corporations Regulations 2001, Schedule 8, Part 3, Clause 8302(i)).”

25.34 Since the scheme in question was a members’ not a creditors’ scheme the primary focus of such material would be matter which bore upon the interests of members rather than matter which bore upon the interest of creditors. However, it was accepted by JHIL and its advisers that material bearing upon the impact of the

[20]	Section 412(l)(a).

scheme on JHIL’s creditors would be relevant to the Court both at the outset (under s 411(1)) and when considering approval (under s 41 l(4)(b)).

25.35 It is in this context that the second duty of disclosure arises. Since these applications were made to the Court effectively ex parte, both JHIL and its lawyers were subject to a duty of full disclosure. The content of the obligation was described by Barrett J in Re Permanent Trustee Co Ltd (2003) 43 ACSR 601 at 603 as follows:

“In a technical sense, the application proceeds ex parte, which is a common enough occurrence in cases of this kind. The fact that the application is ex parte is not without some significance. The absence of any defendant or contradictor sharpens the duty of the applicant. While a case such as the present is distinguishable from one where an interlocutory injunction is sought in the absence of the defendant (in that there is here no defendant as such) I think it is fair to say that an applicant in this kind of situation, like an applicant ex parte for an injunction, carries the responsibility of bringing to the court’s attention all matters that could be considered relevant to the exercise of its discretion. The principles do not need elaboration. It is sufficient to refer to the judgment of Isaacs J in Thomas A Edison Limited v Bullock (1912) 15 CLR 679.”

25.36	Isaacs J had said (at 681–2):

“It is the duty of a party asking for an injunction ex parte to bring under the notice of the court all facts material to the determination of his right to that injunction, that it is no excuse for him to say he was not aware of their importance. ... Uberrima fides (the utmost good faith) is required and the party inducing the court to act in the absence of the other party fails in his obligations unless he supplies the place of the absent party to the extent of bringing forward all the material facts which that party would presumably have brought forward in defence of that application.”

25.37 If there were any doubt as to whether JHIL and Allens had a duty of full disclosure as to matters bearing upon the impact of the scheme on creditors it would have been resolved by the questions asked by Santow J, in particular on 10 August 2001, which made clear that he regarded the practical efficacy of the partly paid shares as a protection for JHIL’s creditors as an important matter. In addition JHIL’s express statements on this topic, in particular as to the significance of the partly paid shares, made it necessary for JHIL to make disclosure so as to avoid what was said being misleading in any way.

25.38 I turn now to the topics as to which it has been submitted that JHIL breached a duty of disclosure.

F.	Foundation funding concerns and the 24 September 2001 letter

25.39 A brief chronology of the main events is as follows:

11 April 2001	Report from Mr Attrill to Mr Cooper of claim results for the year ending March 2001. The report reveals net costs of $31.69m, before QBE receipts (compared to a $18.56m in YEM 2000) and projected similar costs for YEM 2002.[21]

19 April 2001	Cooper raises with Macdonald concern that failure to use latest claim data for Trowbridge meant MRCF was under funded.[22]

23 April 2001	Cooper reports his concerns about the new data and MRCF’s likely insolvency in 10 or 11 years to the MRCF board.[23]

15 May 2001	Meeting between Sir Llew Edwards, Mr Cooper and Mr Macdonald at which funding issues are discussed.[24]

18 June 2001	Mr Cooper prepares report to the MRCF board that concludes that the YEM 2001 claims performance ($32 m before QBE) is not an aberration and represents an appropriate base level for future expectations.[25]

26 June 2001	Mr Cooper meets Mr Ashe of JHIL and says MRCF is undertaking a solvency analysis to ascertain its “real” financial position.[26]

30 July 2001	Mr Cooper tells Mr Ashe that the new Trowbridge report shows the situation to be “significantly worse than what was provided to them pre commencement.” Trowbridge believe

[21]	Ex 7, MRCF 1, Tab 26.

[22]	Ex 150, p. 156.

[23]	Cooper, Ex 5, paras 126–137.

[24]	Cooper, Ex 5, paras 138–140; Ex 7, MRCF 1, Tab 33; MRCF 2, Tab 2, p. 2A.

[25]	Cooper, Ex 5, para. 143.

[26]	Ex 150, p. 163.

the increase in claim costs last year will be sustained.[27]

7 August 2001	Mr Cooper tells Mr Ashe that a revised solvency model showed a dramatic change from commencement, and that Sir Llew intends to discuss it with Mr Macdonald.[28]

23 August 2001	Supreme Court orders scheme meetings.

21 September 2001	Sir Llew telephones Mr Macdonald, informs him of likelihood that MRCF will be insolvent in less than ten years, and says he will send a letter in the next few days to outline the full detail of the problem.[29]

24 September 2001	Letter from Sir Llew Edwards to Mr Macdonald.[30]

25.40 There was a dispute in the evidence as to whether the letter of 24 September 2001 was received by Mr Macdonald. The submission of the Foundation proceeded on the basis that the letter was mailed rather than faxed.31 I shall do likewise.

25.41 Sir Llew’s evidence was that the letter was sent either on or a few days after 24 September. It is clear from markings on a copy of the letter32 that a copy signed by Sir Llew was in existence on 26 September 2001. On that day Mr Cooper sent an email to Mr Bancroft saying:

“Following discussions with yourself yesterday and subsequent discussions between Sir Llew and the other Directors, it has been determined that we should proceed to send the letter to P Macdonald’s office address in the USA. I have been asked to seek from you a communication confirming your advice to us to the effect that our interests would not be prejudiced by such action. Many thanks.”[33]

[27]	Ex 150, p. 166.

[28]	Ex 150, p. 167.

[29]	Edwards, Ex 13, paras 145–146.

[30]	Ex Ex 3, Vol 1, Tab 9.

[31]	MRCF Initial Submissions, para. 48.38(a).

[32]	Ex 296, Tab 3.

[33]	Ex 296, Tab 2, Ex 97.

25.42 There is no evidence of the written confirmation called for by the second sentence.34 Nevertheless, on the basis of the evidence already referred to, it is reasonable to accept that the letter was mailed on or about 26 September 2001.

25.43 When Mr Macdonald received it is another matter. His evidence was that he received Mr Shafron’s memo in relation to it35 within about two weeks of first receipt of the letter.36 On that basis, having referred to his diary as to his movements in late September and October, he believes had did not see the letter from Sir Llew until 24 October 2001.

25.44 This evidence is in the nature of a reconstruction. I do not criticise it for that. However, that fact undermines the submission of JHI NV that “Sir Llew’s unassisted memory is not a reliable basis for making a finding, especially where Mr Macdonald has given direct evidence on the point.”37 In fact, Mr Macdonald’s direct evidence was that he did not specifically recall when he received the letter,38 evidence that I found somewhat surprising given the nature of the communication and the fact that Sir Llew had warned him to expect the letter.

25.45 Having regard to the objective evidence, I think it more likely that the letter was received and read by Mr Macdonald when he was working in his office in Mission Viejo, California, by no later than 10 October 2001.39 This would put its receipt by Mr Macdonald after the general meeting of JHIL on 28 September 2001. I cannot conclude, however, that he received it before the final court hearing in relation to the Scheme of Arrangement on 8 October 2001. There was no evidence as to when, in the ordinary course of post, a letter mailed in Brisbane or Sydney on 26 or 27 September 2001 would have been delivered in Mission Viejo. Given recent and ongoing events in the United States at that time,40 the “ordinary” course of post may not have applied. If the letter was not delivered by 5 October 2001 Mr Macdonald would not have seen it before 10 October.

[34]	There is another responding email sent on 21 October 2001 by Ms Hunter, but it deals with a different subject Ex 296, Tab 2.

[35]	Ex 85, 9 November 2001.

[36]	Ex 308, paras 1–3.

[37]	JHI NV Submission in Reply, para. h4.10(d); see also (e).

[38]	Ex 308, paras 1–3.

[39]	Ex 308, para. 1.

25.46 There was much discussion in the evidence, and in submissions, as to whether the 24 September letter showed that the Foundation was making “a claim”.41 It is true that the letter does not state that the Foundation is entitled to money, or a particular sum of money. Nevertheless the letter makes it apparent enough that the directors thought they had been misled about the life of the Fund, and, in relation thereto:

(a)	the basis of estimation of the asbestos liabilities;

(b)	United States claims;

(c)	the value of the Fund’s assets.

25.47 It concluded by inviting the Hardie Group to satisfy itself as to “the validity of the information now available” and sought “an urgent meeting to discuss these matters and consider appropriate solutions”. To my mind the possibility of a claim against JHIL arising from the subject matter of the letter must have been obvious. Certainly if one looks at Mr Shafron’s memorandum to Mr Macdonald of 9 November 200142 the flavour is that the Foundation is plainly seeking more funding. The evidence of Mr Shafron was that he understood the 24 September letter to foreshadow a possible claim.43 In April 2002 Allens took the view that these expressions of concern were “at some level a veiled threat”.44

25.48 Even assuming the letter to have been received before 8 October 2001, the relevance of it is limited. The position appears to me to be this:

(a)	Mr Cameron’s affidavit had said in para. 26[45] that the Scheme would not materially prejudice the ability of JHIL to pay its creditors, and in

[40]	The September 11 attacks, and the subsequent mailing of anthrax bacteria or spores to various public figures.

[41]	See eg JHI NV Submissions in Reply, paras H4.7–8; Initial Submissions paras 14.6.6, 14.7.4; MRCF Initial Submissions para. 48.28.

[42]	Ex 85.

[43]	Shafron, T 1371.12–22; cf McGregor, T 1511.30–35

[44]	Ex 187, Vol 2, Tab 49, p. 460.

[45]	Ex 278, Vol 1, Tab 2, p. 7.

paragraph 32[46] that there had been no relevant change to the financial position of“ JHIL since the financial statements as at 31 March 2001.[47]

(b)	The existence of a possible claim by the Foundation, uncertain in amount (but unlikely to be small) and uncertain as to prospects, may not have rendered untrue the statement by Mr Cameron in paragraph 26 of his affidavit. It may also be doubtful whether it was a “material change to the financial position of” JHIL, but I think it was a factor which made the continued existence of the partly paid shares of importance. That would be the only source whereby any claim by the Foundation against ABN 60 could be met.

25.49 In my view disclosure of the 24 September letter was not necessary as regards the explanatory statement for members. The content and implications of the letter had no real relevance for members so far as their consideration of the merits of the scheme was concerned. As for the Court and its concern to see that the scheme did not adversely affect the interests of creditors, the possible claims implied by the letter were not such as to throw doubt on the adequacy of the partly paid shares as a protection for the interests of creditors. It was not suggested that in 2001 JHIL ought to have appreciated that the full liabilities of Amaca and Amaba on an undiscounted basis would exceed $1.9 billion (the amount payable on the shares).48

25.50 It follows that in my view disclosure of expressions of concern by MRCF prior to 24 September 2001 concerning the level of its funding was also unnecessary.

[46]	Ex 278, Vol 1, Tab 2, p. 8.

[47]	Other than the private placement of 35,000,000 fully paid ordinary shares on 1 August 2001, which netted $197,225,000.

[48]	Trowbridge’s undiscounted estimate as at 30 June 2001 was $1.233 billion: Ex 3, Vol 3, Tab 8, p. 528.

G.	The put option

25.51 The put option was found in clause 5 of the Deed of Covenant and Indemnity.49 Clauses 5.1–5.3 provided:

“5.1 Covenant to acquire

Coy hereby covenants to the JHIL Shareholder that Coy shall, on receipt of a notice from JHIL Shareholder in the form of Schedule 3 (Schedule 3 Notice), acquire the JHIL Shares in whole and in one lot.

5.2 Exercise

The JHIL Shareholder may require Coy to acquire the JHIL Shares by giving to Coy a Schedule 3 Notice at any time during the Prescribed Period.

5.3 Sale

When the Schedule 3 Notice is given, the JHIL Shareholder shall transfer the JHIL Shares to Coy for a nominal consideration of $10.00.”

[The references in cl 5.1–5.3 to “Schedule 3” should have been to “Schedule 5”.]

25.52 The “JHIL Shareholder” was defined to mean the person, if any, who is the sole registered holder of the JHIL shares from time to time.50 The “JHIL Shares” were all the issued ordinary shares in JHIL from time to time.51 The “Prescribed Period” was 15 years from 15 February 2001.52

25.53 At the time the put option was created there was no “JHIL shareholder”. JHIL was a company listed on the ASX and had numerous members. The put option was clearly inserted with a view to be employed if Project Green proceeded. It was Mr Macdonald who gave the instructions that there should be a put option.53 Mr Morley’s evidence was that one of Mr Macdonald’s objectives was that “any company involved in asbestos manufacturing would ultimately be de-consolidated from the group”.54 The put option was a means to achieve that goal. Mr Peter Cameron gave evidence that Mr Macdonald had told him that the put option was intended to be a “marker” for the purposes of future transfer discussions with the

[49]	Ex 1, Vol 6, Tab 60, p. 2045–6.

[50]	Ex l, Vol 6, Tab 60, p. 2036.

[51]	Ex 1, Vol 6, Tab 60, p. 2036.

[52]	See cl 1.1: Ex 1, Vol 6, Tab 60, pp. 2036.

[53]	Robb, T 2812.8–34; Macdonald, T 2386.18–24.

MRCF. This seems a little curious, but is nevertheless consistent with the connection between the put option and proposed de-consolidation of JHIL.55

25.54 The significance of the 2001 scheme of arrangement as regards the put option was that it would create the circumstances in which the put option might be exercised. That is, a result of the scheme was that there would be a “JHIL shareholder” for the purposes of clause 5 of the Deed of Covenant and Indemnity. In the context of the scheme of arrangement the potential significance of the put option was that the exercise of the put option would result in the transfer of the partly paid shares to Amaca (unless they had previously been cancelled), a transfer that would deprive them of any value as a protection for the creditors of JHIL. (The partly paid shares were “ordinary shares”56). On the other hand, a likelihood that the partly paid shares would be cancelled before the exercise of the put option would perhaps suggest that cancellation was likely, something relevant to the next topic.

25.55 In cross-examination, Mr Robb conceded that the put option should have been disclosed, and attributed the fact that it was not to the circumstance that its existence had “escaped his memory”.57 Mr Peter Cameron’s evidence was consistent to the extent that he did not attribute any significance to the put option at the time.58 His explanation, with the benefit of hindsight, as to why disclosure was unnecessary was grounded on the proposition that the Court would be so confident that JHI NV’s directors would act properly, and decline to exercise the put option without catering for the interests of creditors, that the court would treat the existence of the right as immaterial.59 I did not regard this view as persuasive.

25.56 In their submissions JHI NV and Allens relied on a range of other circumstances to support the proposition that disclosure of the put option was not necessary.

[54]	T 2172.43–19.

[55]	T 3067.37–3068.2.

[56]	See the implementation deed, Ex 278, Vol 2, p. 89.

[57]	T 2962.1–29.

[58]	T 3065.54–3066.18.

[59]	T 3064.43–3065.43.

25.57 Perhaps the most significant was that by the terms of the implementation deed the JHIL Board was given an unfettered right to refuse to register a transfer of the partly paid shares.60 It is likely that this provision was inserted to bolster the protection for creditors afforded by the partly paid shares by denying JHI NV the unilateral right to transfer them (whether by exercise of the put option or otherwise). As Allens point out in their submissions:

“Any decision to register such a transfer had to be made consistently with the directors’ fiduciary duties. As such, the directors would face a breach of their duties under ss l80(l), 181(1),182 and 184 of the Corporations Act 2001 (the last of which is a criminal offence) were they to approve a transfer to a shareholder who would not reasonably be expected to be able to meet its obligations under a call in circumstances where the directors believed that the need for JHIL to make such a call was possible: Spies v The Queen (2000) 201 CLR 603 at 635 – 637. Sections 180, 181(1) and 182 are civil penalty provisions and the directors would be liable to compensation orders under the Corporations Act 2001. Further, sections 181(1) and 182 can be contravened by a person “involved” (for example, JHI NV potentially).”[61]

25.58 I accept that the terms of the implementation deed meant that it was not necessary for the put option, considered in isolation, to be disclosed to the Court.62 It remains relevant, however, to the question whether possible cancellation of the partly paid shares had to be disclosed. I turn now to that question.

H. The possible cancellation of the party paid shares

25.59 The submissions of JHI NV on this question may be reduced to two points: first, that while it may have been necessary to disclose a firm or settled intention to cancel the shares, JHIL, particularly at Board level, had no such intention; secondly, that any lesser degree of contemplation of cancellation need not be disclosed, as the Parliament had made provision, presumably thought to be adequate, to protect the interests of creditors in the context of a reduction of capital, and the court may be taken to have been aware of the fact that the shares could be cancelled and of these provisions. Allens added that whatever JHIL’s intentions had been, Allens had no reason to believe JHIL intended to cancel the shares.

[60]	Ex 278, Vol 2, Tab 11, p. 89. See Allens submissions in reply, para. 3.2.3; JHI NV Submissions in Reply, paras H2.7–.8.

[61]	Submissions in reply, para. 3.2.3.

25.60 The question of the extent to which JHIL had formed the view by October 2001 that the partly paid shares would be cancelled was the subject of vigorous debate, and a great deal of evidence was canvassed. Counsel Assisting and the Foundation support a conclusion that there was at the highest levels of management of JHIL, and perhaps the Board, an expectation that JHIL would, a reasonably short time after October 2001, be deconsolidated from the Group, with a likely cancellation of the partly paid shares. In this regard the key matters and the main evidence relied on were as follows.

25.61 Since at least 1995 James Hardie had embarked on a course of separating its operating activities from any connection with asbestos liabilities. After the creation of the Foundation in February 2001, separation of JHIL was the last remaining step in that process. Consistently with this, documents going back to the original formulation of Project Chelsea treat JHIL as part of the “rump” that will have to be dealt with after the 1998 restructure. For example:

(a)	Mr Pedley, 18 March 1997:

“45. Once the asbestosis liabilities are defeased and Firmandale settled, excess cash could again be return to shareholders. Prior to this the remaining assets of JHIL could be sold in to the US group for cash. The capital return may happen immediately or after some time should cash be needed to generate income in Australia to absorb remaining tax losses. JHIL may be liquidated as a result of this process.”[63]

(b)	Dr Barton, 30 June 1997:

“JHIL will have a large amount of cash and a major operational investment. Its longer term reason for being is not apparent”.[64]

(c)	Project Chelsea “Critical Issues Check list”, 28 January 1998:

“Rump – relationship to statements about further sell down. Need strong clear view. Key is when to deal with it. Now or next sell down?”[65]

[62]	This conclusion makes it unnecessary to consider the numerous grounds developed in oral submissions for the proposition that the put option was in truth unenforceable. (See eg JHI NV, T 3880.58–3881.57), grounds that do not seem to have appealed, or even occurred, to representatives of JHIL or JHI NV at the time.

[63]	Ex 61, Vol 1, Tab 4, p. 29.

[64]	Ex 61, Vol 1, Tab 8, p. 66.

[65]	Ex 61, vol 1, Tab 20, p. 112 at 131.

(d)	SBC Warburg Dillon Read “Project Chelsea Rump Strategy”, 20 February 1998:

“Option F:

“The retained structure by JHIL (Newco Shares) will be transitory and JHIL will sell its remaining shares as and when ... suitable opportunities arise.

... Subject to retaining sufficient assets to meet its liabilities ... surplus capital will be returned to shareholders...”[66]

(e)	Meeting notes of 25 February 1998:

“IGW [Ian Wilson – SBC Warburg Dillon Read] said we envisage a 2 stage process:

1. Successful IPO in the US as a first priority;

2. Progress the final compromise on the rump etc within a 9 to 12 month period.”[67]

(f)	Peter Cameron’s “JHIL – Ultimate Resolution” memorandum (March 1998) canvassed a number of options for JHIL post – Chelsea, including liquidation, and transfer to an insurer.[68] He described the position expected to exist after stages 1 and 2 of Project Chelsea:

“JHIL retains (probably at the holding company level) a 25% interest in Newco valued at, say, $A400m. Its assets comfortably exceed its actual and potential liabilities; we are assuming its nett assets are of the order of $500m.

JHIL’s continuing business consist predominantly of cash, assets intended for disposal, and its interest in James Hardie & Coy (Coy) which includes a number of properties (some asbestos-affected) leased to Newco.

JHIL has no real continuing corporate purpose (other than, perhaps, as a continuing holder of a minority of interest in Newco) and the directors consider there is no benefit in its pursuing new business, at least while the

[66]	Ex 61, Vol 1, Tab 25, p. 169.

[67]	Ex 61, Vol 1, Tab 26, p. 171.

[68]	Ex 61, Vol 4, Tab 9, p. 66.

future of any such businesses would be clouded by asbestos liabilities. For that reason, JHIL’s continued listing is at risk.[69]”

25.62 It must be acknowledged that in this period there was not yet a settled view that JHIL would be separated from the Group. One proposal for “collapse of the Rump”70 entailed separation from Coy, but JHIL remaining in existence as a holder of Newco shares. These proposals, however, do not undermine the thesis. Their premise is that the continued existence of JHIL has some value for shareholders. Under the structure adopted in the 2001 scheme of arrangement JHIL would have no utility for shareholders in JHI NV.

25.63 After Project Chelsea similar proposals for JHIL were discussed, even though Chelsea stage 2 did not occur. Mr Reg Barrett’s memorandum of 27 October 1999 discussed schemes or arrangement, creation of a trust and liquidation. It includes this advice:

“As AAH observe, there is also the point that moves to crystallise matters at the Coy level in such a way as to limit claimants’ present ability to exercise their rights in an unrestricted way against Coy may result in pressure on JHIL. In other words, if the uncertainties as to the extent of future Coy pay-outs are somehow contained, the likelihood is that moves to subject JHIL itself to liability will intensify. Any overall solution will therefore logically seek a position of finality in relation to both Coy and JHIL.”[71]

25.64 Further consideration of the fate of JHIL arose in the planning of Project Green. An issue of partly paid shares was proposed as part of the restructure,72 and within days there was consideration of their ultimate cancellation.73 Mr Morley agreed in cross-examination that the prospect that the partly paid shares might be cancelled by JHIL was raised as early as September 2000. In addition:

(a)	A paper prepared by PwC on 6 November 2000 recorded that:

[69]	Ibid, p. 67, emphasis added.

[70]	Ex 61, Vol 2, p. 4.

[71]	Ex 61, Vol 4, Tab 9, p. 76 at p. 80, emphasis added.

[72]	Ex 146, email of 17 September 2000.

[73]	Ex 146, email of 20 September 2000 (Shafron).

“A further major objective of Project Green has been to take Project Chelsea one stage further and to build a bridge to achieving a complete separation of James Hardie Operating companies from the product liability claim.”[74]

(b)	Mr Blanchard has a file note of a conference call with Mr Shafron and others on 4 January 2001 in which shows the concept of a put option was raised. Mr Blanchard records “may want to give up JHIL to T[rustee]. Make sure nothing precludes this from happening.”[75]

(c)	In a meeting on 1 February 2001, a JHIL representative, probably Mr Macdonald, said “[Do] want to liquidate JHIL down the line.”[76]

(d)	On 5 February 2001 Mr Macdonald instructed Mr Robb to include an option to “put” JHIL to Coy in the Deed of Covenant and Indemnity.[77] It is accepted by JHI NV that the exercise of the put could almost inevitably have involved the prior cancellation of the partly paid shares.[78]

(e)	Michael Quinlan of Allens has a note of a conversation with Mr Robb on 5 February 2001, recording:

“liq[uidation] of JHIL within 12 months.”[79]

(f)	Mr Robb’s note of a telephone conversation with Mr Macdonald in early February 2001, records as one item:

“Timetable to wind-up of JHIL”.[80]

25.65 These deliberations were not confined to senior management. The Project Green Board Paper of 5 February 2001 considered by the JHIL Board on 15 February 200181 stated that management had “developed a comprehensive

[74]	Ex 168, attachment para. 23; see also paras 25–26. The email was sent to Peter Cameron, whose response is Ex 226.

[75]	Ex 203.

[76]	Ex 204.

[77]	Ex 214.

[78]	Eg, Robb, T 2848.45.

[79]	Ex 193.

[80]	Ex 205.

[81]	Ex 75, Vol 8, Tab 119, pp. 2735–2738.

solution to critical issues that James Hardie has been facing for over 5 years [...] The objective is to position James Hardie for future growth and to eliminate legacy issues [...] Once fully implemented [....] legacy issues will have been removed”. The Paper indicated that the elimination of “legacy” issues included the separation of JHIL from the James Hardie Group. In the section of the paper headed “alternatives considered and rejected” Mr Macdonald stated:

“this [alternative and rejected] option would more rapidly lead to a full asbestos separation (including JHIL) [...] In contrast, the recommended option initially transfers out of the ongoing structure on JH & Coy and Jsekarb, leaving JHIL in the ongoing ‘new world’. It could take some months for this issue to be addressed – so there is increased exposure.”

25.66 The alternative considered and rejected was a combined separation and restructure in February 2001 that would have involved separation of JHIL from the group at that time. Consistently with this, Allens’ (Mr Cameron and Mr Robb) advice to the board of JHIL for the 15 February meeting included the following points in their discussion of disadvantages of the “preferred option” (ie, a staged process, rather than full separation immediately):

“We believe a liquidation of JHIL post-implementation of the scheme will be difficult.

...

To vest JHIL into the trust is likely to involve a reduction of capital (presumably by cancelling the partly paid shares), which will require the directors to leave behind assets within JHIL, at least to the extent that JHIL has creditors. Those creditors will include any then current claimants, including those who may be ill but who have yet to establish the veracity of their claim.

...

It is likely that the scheme documents will need to disclose the directors’ intentions with respect to JHIL post the reconstruction. This may involve a discussion of the liquidation and vesting options, if indeed these are in contemplation. This may be regarded as at odds with arguing that post-reconstruction JHIL’s creditors’ interests are not materially prejudiced. Accordingly, to the extent partly paid shares are to be used the Court may not regard them as of sufficient protection for creditors.”82

[82] Ex 80, Tab 6, pp. 151–2.

25.67 Mr Morley said that by March 2001 the likelihood was that after the restructure had been completed, after an interval, the partly paid shares would be regarded as “an unnecessary capital lifeline” and would be likely to be cancelled.83

25.68 On 24 March 2001 Mr Shafron distributed by email a note on the arguments for and against partly paid shares in JHIL “post separation”. Having considered options of “No additional JHIL funding” (which was likely to attract stakeholder attacks), and “Limited additional JHIL funding (likely also to attract stakeholder attacks) he turned to “Equal Additional JHIL funding”, and said:

“This option has the most cosmetic appeal but leaves in place a significant obligation between JHI NV and JHIL. It reduces completion risk but leaves in place what would be judged by the future JHIL as an altogether unnecessary capital lifeline.

If JHIL is left in the same economic position after the restructure as it was in before, then stakeholders should effectively be deprived of grounds for complaint. They may argue that the asset position prior to the restructure (ownership of JHI NV) is more attractive than the asset position after the restructure (ability to call on JHI NV to pay under partly paid shares) but that may be seen as a subtlety only. They may argue that JHIL could cancel the partly paid shares shortly after the scheme was approved – to which the reply would be that the then JHIL directors are still subject to the Corporations Law and to the risk of suits if they breach their director duties involving creditors.

   In response to questions about the reason for the level of funding, JHIL may say that the intention was to ensure that the company remained in the same position, that the future funding requirements of JHIL could not be determined with precision so the logical solution was to ensure no change. Naturally, no guarantees could be given that the capital structure of JHIL would not be re-examined over time, but that was not a pressing issue.”84

25.69 I find this memorandum quite significant. First, Mr Shafron’s statement in the second quoted sentence was, I think, absolutely correct. JHI NV and JHIL would regard the partly paid shares as altogether unnecessary once the restructure had occurred. Mr Shafron’s testimony was to the effect that the partly paid shares were really a transitional or interim measure.85 This follows from the purpose of the partly paid shares, highlighted by the second quoted paragraph - they were a device to avoid an examination by the court of the extent of the liabilities of JHIL, that is, they

[83] T 2263.50–2264.5.

[84] Ex 147.

[85] Ex 17, para. 222, T 1381.4–10.

were another exercise in “stakeholder management”.86 Finally the proposed defensive responses proposed by Mr Shafron have a somewhat coy quality, suggestive to my mind of an appreciation by Mr Shafron both that cancellation was the likely eventuality and that creditors at least would be likely to regard that as material.

25.70 Between March 2001 and October 2001 references to what would happen to JHIL post-restructure are few. This is equivocal. One would expect the minds of those concerned to be focussed on achieving the restructure. Mr Morley’s evidence was that the idea of keeping open the option of cancelling the partly paid shares remained the position through the first half of 2001.87

25.71 After the restructure the evidence tends to suggest that separation of JHIL (now ABN 60) from the group had never ceased to be an objective. The most striking is that consideration of that step, including cancellation of the partly paid shares, commenced as early as March the following year. The impetus for the consideration is likely to have been the sale of the Gypsum business, announced on 13 March 2002, a sale which would realise $345m in cash.88

25.72 The connection between the cancellation and the sale of Gypsum is confirmed by Mr Blanchard’s note of a discussion on 25 March 2002.89 He records a discussion of two options:

“Pay out indemnity [ie, the payments under the DOCI] now ([because] gypsum sold).”

“Sell to Foundation ... JHIL has partly paid shares to JHI NV [therefore] need to get rid of partly paids.”90

25.73 There was discussion of this step being very soon after the scheme of arrangement. A question raised in that context was:

“If had this in mind last Oct, should have disclosed?”91

[86] Ex 146, email of 6 October 2000, Shafron to Robb, Cameron and others.

[87] T 2263.10–15.

[88] Ex 283, Vol 7, May 02 Tab, Part 3, p. F29.

[89] Ex 302, JRB l.

(This question was discussed more fully on 11 April 2002 between Messrs Morley, Robb, Blanchard and others.92)

25.74 What this suggests is that James Hardie’s “contemplation” of separation from JHIL was sufficiently strong that, as soon as funds were available to permit it, it became an active project. And it had long been planned to make funds available by selling the Gypsum business.

25.75 A statutory declaration from Mr Morley, tendered too late to permit any cross examination, deals with the 25 March 2002 meeting.93 He confirms that the Gypsum sale was the occasion for considering the transfer of JHIL and the cancellation of the partly paid shares.94 He also says:

“My recollection is that Mr Robb said that because there had been no reference in the scheme of arrangement documentation to an intention to transfer ABN 60 or cancel the partly paid shares, the fact that it was now proposed would raise questions as to whether such an intention existed at the earlier point in time and should have been disclosed. I recall saying in response to this suggestion that my understanding was that at the time of and prior to the scheme, it was not perceived or envisaged at all that ABN 60 would be transferred out of the James Hardie group because there was no capacity to fund such a transfer. I also said that the opportunity to pay out the indemnity only occurred when JHI NV received an offer for the purchase of the gypsum business from British Plasterboard in around February 2002. Prior to that, and prior to the scheme of arrangement, the only discussions concerning the gypsum business involved a joint venture with a different party which would not have produced any funds to James Hardie.”95

25.76 I have difficulty accepting the second and last sentences in this evidence. Mr Morley was in attendance at the 16 January 2000 JHIL audit committee meeting and the 17 January board meeting. His own notes of the former record the “3 planks” of what seem to be JHIL’s then strategy. They are:

“1.       Trust-asbestos

2.       Gypsum sale

3.       Green restructure.

[90] Ibid.

[91] Ibid, JRB 2.

[92] Ibid, JRB 3–5; Ex 187, Vol 2, Tab 49.

[93] Ex 307.

[94] Ex 307, para. 3.

[95] Ex 307, para. 4 (c) (ii)

The only question was, “what order/sequence”.96

25.77 The slide presentation for the January board meeting includes several references to the intended sale of the Gypsum business, in the context of it being a means of raising cash for the group.97 Under the heading “Next Steps” the first item is:

“Focus on Gypsum sale as highest priority.”98

25.78 The slide show also lists the “Post Trust, Post Green options for JHIL.” Four of the five options involve the transfer or liquidation of JHIL.99

25.79 Finally, there is Mr Shafron’s email of 13 February 2003. Mr Shafron edited a draft letter to the MRCF to delete references to the cancellation of the partly paid shares and forwarded the draft to Messrs Macdonald and Morley for approval. In the covering email 100 Mr Shafron wrote (referring to the separation of JHIL and the cancellation of the partly paid shares), “this is not a conspiracy – it is the working through of an arrangement which has been in contemplation since the beginning”.

25.80 The evidence I have outlined suggests that even if the management and board had not formed a fixed intention that JHIL would, post restructure, be separated from the group, nevertheless it was, in effect, the “operating assumption” on which both management and the board were proceeding that separation of JHIL by a mechanism that would probably involve the cancellation of the partly paid shares would occur within a year or so of the restructure.

25.81 Against this conclusion JHI NV and Allens rely primarily on the following matters (I quote from Allens’s submissions):

“ [All] relevant written evidence from around 27 March 2001 (when the scheme implementation began (Ex 187, para. 66) indicates that there was no such intention:

(a)	the memorandum from Mr Shafron to Mr Macdonald dated 23 March 2001 presents arguments for the existence of or the

[96] Ex 121, Vol 6, Tab 85, p. 2494.

[97] Ex 121, Vol 6, Tab 88, pp. 2526–2530: See also his notes of the board meeting, behind Tab 87, at p. 2498.

[98] Ex 121, Vol 6, Tab 88, p. 2531.

[99] Ex 121, Vol 6, Tab 88, p. 2518.

100 Ex 317.

amount of any callable amount under the partly paid shares (Ex 147). The detailed memorandum does not give any indication of an intention to exercise the put option, liquidate JHIL or cancel the partly paid shares ...;

(b)	the Q&A attached to Mr Shafron’s email of 15 May 2001 (Ex 224, tab 40) confirmed that the partly paid shares would continue to be available to meet existing and future obligations and liabilities of JHIL;

(c)	the file notes of David Robb of a James Hardie conference call of 22 May 2001 (Ex 187, tab 27) included a discussion of what quantum the callable amount of the partly paid shares should be. Mr Macdonald is recorded as saying that he would need to get approval of the Board if the partly paid shares were to be issued at market value rather than the lesser book value. If senior management or the Board of JHIL held an intention to cancel the shares, it would be of no concern to them as to the quantum of the callable amount. That concern can only arise if they held the view that the shares were to remain on issue into the future;

(d)	the July 2001 Board paper, which confirmed that JHIL would be funded for the transfer of JHI NV by partly paid shares in order to provide funding if required, gave no indication of any intention to cancel (Ex 224, tab 41);

(e)	the Information Memorandum which was considered on more than one occasion by the Board and which was approved by the Board at its July meeting evidenced no such intention (Ex 17, tab 148); and

(f)	the minutes of the directors’ meeting of 23 July 2001 record that JHIL “would continue to have capital to the market value of JHNV” (Ex l87, tab 34).”101

25.82 These submissions inappropriately confine the area of inquiry to the period from March 2001. That said:

(a)	Mr Shafron’s memo is significant because once it was decided that there would be partly paid shares, at full value, the conclusion followed that they would be regarded as an unnecessary capital lifeline;

(b)	(d), (e) and (f) These are consistent with the Board of JHIL regarding their post-restructure plans for JHIL as something that did not need to be disclosed, consistently with the submissions made to

101 Allens Initial Submissions, para. 3.3.2. See also JHI NV Initial Submissions, section 14.4.

this Inquiry on their behalf. They are not a basis for concluding that they had no such plans.

(c)	Mr Macdonald’s observation implies that JHIL did not intend to cancel the partly paid shares immediately after the restructure. However it is consistent with the view I have formed that cancellation in a year or so was very likely.

25.83 The question then is whether this is something that ought to have been disclosed. At this point the submission of Allens and JHI NV is that all share capital is cancellable, the Corporations Act provides a mechanism for it to occur and Santow J may be taken to have been aware of this.

25.84 These propositions may be accepted.

25.85 On the other hand, Counsel Assisting submitted that the protections in the Corporations Act in the case of cancellation under s 256B are, from a creditor’s point of view, less than perfectly adequate. Injunctive relief, even relying on s 1324 (IB), would only rarely be available, as notice to creditors is unnecessary. Failure to have proper regard to the interests of creditors in contravention of s 256B(l)(b) would not invalidate the cancellation (s 256D(2)). Persons involved in the breach would be liable to be sued for damages (s 256D(3)), but in a case such as this a personal claim against Mr Morley and Mr Salter would not be not an adequate substitute for access to $1.9 billion in assets. Moreover, “involved” in s 256D(3) picks up the definition in s 79, which imports, in effect, knowing involvement or something akin to fraud. This has consequences both for what has to be proved, and as to what may be recovered by resort to policies of insurance.

25.86 These submissions have some force. However, it is not necessary for to form a view on them. The circumstances here throw up the question of disclosure in a factual context where JHIL was saying, explicitly, that the partly paid shares would be available in the future and from time to time, and in which the judge made it clear that the efficacy of that “capital lifeline” was a matter of concern.

25.87 In these circumstances it seems to me that disclosure of JHIL’s plans for itself after the re-structure ought to have been disclosed. Those plans went beyond mere consideration of the theoretical possibilities in my view. The circumstances were such that anyone familiar with JHIL’s internal strategic planning over the 1998–2001 period and with knowledge of the true purpose of the partly paid shares (ie, stakeholder management) would have formed the view that their cancellation was almost inevitable. The JHIL board, senior management, and Allens were all so placed.

25.88 It is inappropriate for me to attempt to say what the Supreme Court would have done if such disclosure had occurred.

25.89 However it is appropriate to say that, in my view, the Court could have required JHIL to alter the constitution of JHIL so as to restrict its powers102 under s 256B, e.g. by requiring as a precondition that independent advice be obtained that the proposed cancellation would not materially prejudice the interests of creditors.

25.90 At the very least this would foreclose the risk of someone later acting on the basis contended for by JHI NV at one point in the Inquiry, namely, that in the case of partly paid shares cancelled for no payment, JHIL did not have to consider the interest of creditors at all.103

I. Conclusions

25.91 The conclusions I draw in relation to the issues expressed above are:

(a)	By failing to disclose that the separation of JHIL, and consequent cancellation of the partly paid shares, was likely in the short to medium term, Allens and JHIL were in breach of their duty of disclosure in the proceedings before Santow J.

(b)	The failure to make such disclosure was not deliberate.

(c)	In the circumstances, Allens is likely to have been breach of its duty of care to JHIL, but it is not clear that any such breach caused JHIL loss. Nor is it clear that if disclosure had been made, subsequent events would have turned out differently.

102 See Corporations Act s 125.

(d)	I reject the submissions that JHIL or Allens contravened s 52 of the Trade Practices Act 1974 (Cth), that they attempted to pervert the cause of justice, and that the orders of Santow J were procured by fraud.

103	JHI NV Initial Submissions, para. 16.1.3. The Submissions was disavowed in final, oral submissions. But in fact it was in mind as arguable at the time of cancellation.

Chapter 26 – Discontent Following Separation

A. The Foundation’s funds appear inadequate

26.1 After the approval of the Scheme, the first financial reports of the Foundation, Amaca and Amaba were prepared. Amaca, they showed, had paid out $37.66m in settlement of claims for the 15 months to 30 June 2001, compared with $18.362m for the 12 months to 31 March 2000.1 There followed a growing awareness on the part of the Foundation that its initial funding had been inadequate, and a series of communications with JHIL, and then JHI NV, about that subject.

26.2 Those communications started on 19 April 2001 when Mr Macdonald had a brief discussion with Mr Cooper. Mr Macdonald summarised the issues they discussed in an email sent to Mr Shafron on 24 April 2001. Two issues of particular relevance were included in the summary:2

“5. Earnings Rate. Dennis says the Foundation is obviously earning at below its long term target rate in the current interest rate environment (around 5%). We agreed that this was a short term situation and would not be a matter of concern unless it persisted for some time. In the meantime, the Foundation was very well placed to enter the equity markets when it judged the timing to be appropriate.

6. Foundation Provision. Dennis had a “sensitive issue” to discuss. He said that the directors and he felt that JH might not have properly allowed for a rapid escalation in litigation costs in very recent times in setting up the Foundation provision. He felt that we probably had done a good job on claims numbers, but not using the latest claim costs meant that there was a risk of underprovision. He said that FY ‘01 costs would be well in excess of the $22M that had been expected – and this would be a problem if the trend continued. He said he and Sir Llew felt that this was sufficiently “sensitive” that it should be raised by Sir Llew to me rather than by “official” Foundation communication.

I responded that we would want to make sure there were no “errors” in the way we had accounted for the Foundation. We had been aware of the latest information, and had encouraged Trowbridge to use the latest claims and cost data from the public record (which would include JH) to assess future costs in its update provided prior to the establishment of the Foundation. We were cognizant of the fact that it would take several quarters (most likely years) of a significantly different trend line to markedly shift the provision numbers. We had taken great comfort from the consistency that had been displayed over more than 6 years that Trowbridge had been reviewing the situation on behalf of the company.

[1] Ex 3, Vol 2, Tab 5, p. 309.

[2] Ex 122, Vol 1, Tab 8, pp. 48–49.

Dennis said that the Foundation would be working hard on containing all its costs – but felt that litigation costs would only escalate in one direction. I noted that we had allowed for a steady escalation in such costs.

I don’t anticipate taking any action on this conversation. I will wait to see if Sir Llew follows up with me. I will be seeing Sir Llew at his JHIL Board farewell dinner on Tuesday 15 May in Sydney. It may be that Dennis and the Foundation have decided to press on all possible fronts (including coming back to JHIL) to attempt to improve the situation of the Foundation”.

26.3 Despite what Mr Macdonald recorded in the first sentence of the third paragraph, JHIL did not then or subsequently make any attempt to ensure there were no errors in the way they had accounted for the Foundation.

26.4 On 23 April 2001 Mr Cooper reported to the Executive Committee of Amaca with regard to his first “findings and concerns” in relation to projected budget figures showing increased claims costs.3

26.5 At about that time Sir Llew Edwards was also endeavouring to meet with Mr Macdonald4 with a view to informing him about the difference between the forecast model for net settlement costs in the Trowbridge Report, the actual outcome for the year ended 31 March 2001 and the impact it might have on the economic life of the Foundation.5

26.6 Sir Llew Edwards and Mr Cooper eventually met with Mr Macdonald6 on 15 May 2001. The meeting lasted only 10–15 minutes. Sir Llew Edwards raised the Foundation’s “extreme concerns” in relation to increased claims and settlement costs beyond those originally anticipated.7 He continued:8

“... settlement is far in excess of what was predicted. This may in part be a result of the migration of interstate cases into the Dust Diseases Tribunal but the basic cause of our concern is the increased number of cases and the increased amount of the payments being made beyond what was predicted. If this continues we are going to be out of business in a very short time. I hope that all the facts which went into your officers calculations of the figures and the predictions have been made available to us. Peter, to be quite frank this is a mess. I would now like to ask Dennis to take you

[3]	Cooper, Ex 5, p. 31, para. 135; See extract of minutes, Ex 7, MRCF 2, Tab 1, p. 1.

[4]	This meeting was the result of a number of discussions between Sir Llew Edwards, Mr Cooper and other Foundation Board members. Sir Llew Edwards’s recollection is that the decision to approach Mr Macdonald was made at an Amaca Board meeting on 23 April 2001. Edwards, Ex 13, p. 34, para. 133.

[5]	Cooper, Ex 5, p. 31, para. 135.

[6]	Mr Cooper’s notes of the meeting are in Ex 7, MRCF 2, Tab 2, p. 2A. Sir Llew Edwards stated these notes were an accurate account; Ex 13, p. 35, para. 134.

[7]	Edwards, Ex 13, p. 35, para. 135.

[8]	Ex 13, p. 35, para. 135.

through the detail of these figures to give you the full story. As you know he is always across the figures and he can best explain them to you. We also have some information here that we would like to leave with you.”

26.7 Mr Cooper endeavoured to hand Mr Macdonald a document, however, Mr Macdonald refused to accept it. He went on to say:9

“I am not prepared to accept any documents. The decision to set up the Foundation was made in good faith. There are no more funds available. We cannot and will not provide any more funds”.

26.8 Mr Macdonald’s explanation for his behaviour in refusing to accept the document was that he “did not want to have detailed information of the Foundation’s internal and confidential information”.10 He said he wanted to preserve the apparent independence of the Foundation from JHIL.11

26.9 Mr Macdonald’s explanation is curious. The dealings between the Foundation and Mr Macdonald and other JHIL executives, including Mr Shafron, Mr Morley and Mr Ashe were coloured with considerable ambiguity. On the one hand they claimed no further responsibility on the part of JHIL/JHI NV for Amaca and Amaba, whilst on the other hand they sought to maintain an apparently sympathetic relationship with Mr Cooper and to a lesser extent Sir Llew Edwards, with a view to maintaining accurate intelligence on the activities and financial circumstances of the Foundation.

26.10 In that regard, Mr Cooper’s file note of the meeting with Mr Macdonald, in part, records:

“P Macdonald ... was pleased to receive information related to our concerns and would want to be kept informed if, following more extensive experience, our concerns remained.

…

Sir Llew Edwards advised in relation to the series of political and union meetings which had commenced and the generally positive outcomes experienced so far. He also advised in relation to the medical research and forthcoming appointment of a specialist retained role within the Foundation who could advise in relation to directing future funding. P Macdonald indicated that they would potentially directly fund any initiative to better co-ordinate multiple research efforts”.12

[9] Edwards, Ex 13, pp. 35–36, para. 135.

[10] Macdonald, T 2376.25–32.

[11] Macdonald, T 2376.34–2377.4.

[12] Ex 7, MRCF 2, Tab 2, p. 2A.

26.11 Mr Cooper met with Mr Shafron on 17 May 2001. It was agreed that the due diligence material provided to the directors prior to the establishment of the Foundation would be available to the Foundation Directors.13 Nonetheless, Mr Cooper continued to press Mr Shafron for various material. An email to Mr Shafron dated 24 June 2001 from Mr Cooper included the following request:

“I need to update progress on the various matters outstanding. In particular, the other Directors are keen to receive the material which I confirmed would be provided following my meeting with you some 5 weeks ago”.14 The material included the Trowbridge Report to prospective Directors of 13 February 2001.

26.12 Mr Shafron forwarded the report, together with other documents to Mr Cooper by way of email attachment on 26 June 2001. He informed Mr Cooper:

“... With the exception of the extra letter (T2) indicating that the Foundation directors could rely on the information, this is the same material that was distributed and discussed by David Minty at the February 13 meeting. We would still maintain our claim for confidence and privilege and according ask – as before – that you limit distribution to Foundation directors”.15

26.13 Mr Shafron was not being scrupulous with the truth. As I note elsewhere, he knew no valid claim to privilege could be made. In addition, the attachment was not in fact the letter discussed by Mr Minty at the 13 February Meeting, but rather the final version of the letter which was sent to Mr Shafron by Mr Minty on 14 February 2001.16

26.14 Mr Ashe met with Mr Cooper on 26 June 2001 for a “general update”. Mr Ashe forwarded his notes of the meeting to Mr Macdonald, Mr Shafron, Mr Morley and Mr Baxter.17

26.15 Two of the four items summarised by Mr Ashe were “Research” and “Meetings with Della Bosca’s office and the DDB”. The other items dealt with were:18

[13] Ex 7, MRCF 1, Tab 37, p. 405.

[14] Ex 7, MRCF 1, Tab 38, p. 406.

[15] Ex 7, MRCF 1, Tab 38, pp. 406–407.

[16] Minty, Ex 50, Tab 22.

[17] Ex 150, pp. 162–164.

[18] Ex 150, pp. 162–164.

“Solvency Analysis

The Foundation is undertaking a solvency analysis to ascertain its “real” financial position. This involves:

•	New estimates from Trowbridge on future claim numbers and costs

•	Review of investment earnings

•	Review of property holdings (hold v sell)

Dennis indicated that the returns the Foundation is getting are well under 11% (property about 2.8%, loan accounts 6%, securities 5%).

He had a dig at us over the indemnity payments, noting that there are 42 payments over an 8 year period, with the flexibility to cut this down to one payment per year. His point being that together with the other loan repayments that they really didn’t have $293m to invest, “they were really just being drip fed” by us.

...

Media

No claims over the last couple of months have received media attention. However, there is a strong possibility of media attention for a Jsekarb claim scheduled to commence in about 3 weeks (AGM time). It is a South Australian claim and Tanya Segalov [sic] of Turner Freeman is involved. The claimant is a motor mechanic in his early 40s with about 2 mths exposure only. He has mesothelioma and Tanya is seeking about $1.2m.

I have arranged to meet with Dennis, Wayne and the Foundation’s media adviser next week to discuss strategy.”

26.16 This level of “interest” on the part of JHIL is somewhat at odds with the position Mr Macdonald put to Sir Llew Edwards and Mr Cooper on 15 May 2001.

26.17 Mr Macdonald responded by email dated 27 June “I know Phil M (Mr Morley) is going to respond to Dennis (Mr Cooper) on the many inaccuracies, in his statement to you”.19

26.18 JHIL’s approach to managing the relationship with Mr Cooper is demonstrated in Mr Ashe’s reply:20

“Peter

Think if Phil goes direct to Dennis, Dennis is likely to cut the open dialogue he and I currently have. To preserve this, it might be better that I let him know in our next catch up meeting that I looked into his concerns and found that ... (per the fact sheet that is being prepared). If he continues with the inaccuracies we then call in Phil?”

[19] Ex 189, Vol 2, p. 417.

[20] Ex 189, Vol 2, p. 417.

26.19 Mr Ashe met with Mr Cooper again on 30 July 2001 and forwarded his notes of the meeting by email to Mr Baxter and Mr Morley with a copy to Mr Macdonald. The notes outlined matters relating to the funding of Amaba and then continued:21

“2. He also advised that Trowbridge has completed their report and that it shows the situation to be significantly worse than what was provided to them pre commencement. They have also received updated information from Towers Perrin and the Foundation will soon complete their solvency model. According to Dennis it won’t look good. They intend briefing Peter M on the model outcomes.

Apparently Trowbridge haven’t interpreted the increase in claim costs last year as a blip. They believe it will be sustained”.

26.20 Mr Ashe spoke to Mr Cooper on 7 August 2001 and reported the same day to Mr Shafron by email with copies to Mr Macdonald, Mr Baxter and Mr Morley. Mr Ashe reported the following matters “of interest”:22

“he is aware about the income stream to AMABA (which he noted was about $270k per year). His concern over solvency is if they get another sizeable claim or a number of claims in the short term in particular. He said he was liaising with you on this and had provided you with a copy of the Mallesons advice.

he mentioned that one of the considerations re loans from AMACA to AMABA is whether it is expected that AMACA will become insolvent. He said it is the Foundation’s view that based on the information provided at commencement, funding would last 15 to 20 years only. I noted that based on the best advice available at the time it was our view that it was fully funded. He said the 11.7% earnings rate was unrealistic and that it was their view that 8.7% was more realistic, and this got them to 15–20 years.

The revised solvency model (post Trowbridge and Towers Perrin input) was presented to the Board on Monday and it reaffirmed that there is a dramatic change from the position at commencement. In his words “the directors are all walking around with very long faces”. Apparently Trowbridge relies more heavily on the last 18mths claims data. Again he said that Sir Llew intends to discuss the latest solvency position with Peter M.

He mentioned their political strategy to influence changes to the system – as Peter M discussed with us last week. Of concern though, is the possibility that they may use their new solvency model to demonstrate the need for change”.

26.21 During July and August of 2001 Amaba was the subject of a significant claim, which raised issues as to its solvency. Advice from Mallesons, Stephen Jaques questioned the ability of the directors of Amaca to provide funds to Amaba, notwithstanding that the Deed of Covenant and Indemnity contained a provision

[21] Ex 189, Vol 2, p. 420.

[22] Ex 189, Vol 2, p. 437.

which permitted such a transfer. The problem was eventually addressed by JHIL agreeing to an acceleration of payments under the Deed of Covenant and Indemnity.23

26.22   Whilst this matter, of itself, is of no significance to the Inquiry, some aspects of the matter are of relevance:

(a)	In the course of the transaction Mr Robb and Mr Williams, of Allen Allen & Hemsley, provided an advice dated 15 August 2001 to Mr Shafron on the Deed of Covenant and Indemnity. Mr Shafron provided Mr Cooper with a copy of the advice.[24] The “Factual Background” set out in the advice contained the following:

“The recollection of those lawyers at this firm who were involved in the relevant discussions is that one of the principal and earliest concerns of the incoming directors was that the Foundation’s subsidiaries would have sufficient assets so that they did not become insolvent within the first 5–10 years of establishment. This 5–10 year period was the length of time originally specified and later on this specification was extended to them having a 10–20 year life.

While we are not aware of the particular reasons that the incoming directors had that underlay this concern, it is our understanding of the negotiations that this concern was strongly held and led to amendments to the commercial arrangements and the terms of the Deed.

Firstly, that concern led to JHIL agreeing to contribute a substantial cash sum under the Deed.

Secondly, the indemnity payment schedule was divided into payments to the two companies based on their historic claims profile. This had the purpose of seeking to ensure that, as best as could be determined, the two companies would have a similar fund life.

Thirdly and more pertinently for the purposes of this note, it is our recollection that Peter Jolly, one of the incoming directors, raised the point during negotiations that it would not be possible to predict which, if either, of Amaba and Amaca would exhaust its assets first (noting that the amount payable under the indemnity was ultimately calculated with the aim of giving the companies sufficient assets to meet all expected future claim amounts). JHIL and the directors of Amaba and Amaca could see the logic of Peter Jolly’s point and agreed with his idea that the two companies agree to indemnify each other to better secure their mutual (as opposed to respective) futures”.[25]

(b)	JHIL was anxious to avoid any insolvency on the part of Amaba. In cross-examination Mr Macdonald accepted that it would have been a “serious

[23] Cooper, T 24.58–25.21. See also Williams, Ex 332, p. 9, paras 24–28.

[24] Ex 7, MRCF 1, Tab 40, pp. 417–424.

[25] Ex 7, MRCF 1, Tab 40, p. 419.

matter had Amaba not been able to meet” the claims.26 Nevertheless, it appears that Mr Macdonald did not draw the matter to the attention of the JHIL Board, though he said in evidence that he would probably have raised the matter with Mr McGregor.27

26.23 Mr Cooper sent an email to Mr Macdonald on 22 August 2001 advising that Sir Llew Edwards was endeavouring to contact Mr Macdonald regarding the potential appointment of an administrator to Amaba.28

26.24 An exchange of email correspondence occurred on 24 and 25 August 2001 involving Mr Ashe, Mr Morley and Mr Macdonald. Mr Morley advised Mr Ashe:

“In your discussions with Dennis (Mr Cooper) I would just listen to what he has to say”.29

Mr Macdonald observed to Mr Morley:

“It would seem Dennis is continuing to play a fairly “hard game” with Steve Ashe”.30

Mr Macdonald advised Mr Ashe:

“As Phil says, it would be good to just absorb what Dennis has to say – I don’t think the Foundation will do anything precipitous”.31

26.25 In any event, for the time being at least, the problems in respect of Amaba’s solvency were satisfactorily addressed.

26.26 The Trowbridge August 2001 report and explanatory correspondence were discussed at the Executive Meeting of Amaca/Amaba on 3 September 2001. As a result of that discussion it was suggested that Sir Llew Edwards “make another attempt to contact Mr Macdonald”. He was not able to do so until 21 September 2001.32

26.27 Sir Llew Edwards described the telephone conversation:33

[26] Macdonald, T 2390.20–24.

[27] Macdonald, T 2390.56–2391.12.

[28] Ex 189, Vol 2, p. 488.

[29] Ex l89,Vol 2, p. 502.

[30] Ex 189, Vol 2, p. 502.

[31] Ex 189, Vol 2, p. 502.

[32] Edwards, Ex 13, p. 38, paras 144–145.

[33] Edwards, Ex 13, pp. 38–39, para. 146.

“Peter, the Foundation now has more information further to the conversation that you and I had in May. There is no doubt now that the Foundation has a very limited life. We believe that we could well be insolvent in less than 10 years. Our current estimated value of future claims could be as high as about $600 million. What is happening is there has been a great increase in the frequency and settlement value of claims. Our present experience shows continuing increases and the next study may well show an even worse position. We are either going to be short of money in the medium term, or are you able to do something about it?”.

Macdonald: We cannot do anything about it. In light of all the information we had available to us at the time we believe we provided adequate funds to the Foundation.

It was either in this telephone conversation or in one of the few contracts that I had with him after that he raised the issue of the Foundation’s legal costs in words to the following effect:

Macdonald: You should be looking at your legal expenses. Perhaps you could look at those. You may be spending too much on them.

Myself: Peter, that is peanuts compared to the size of the overall problem that we are dealing with. Peter, I am going to send you a letter anyway. I will outline the full detail of the problem in the letter. I will send it to you in the next few days.

To the best of my recollection that was the end of the conversation”.

     The Board of Amaca/Amaba met on 18 September 2001. The minutes record:34

“Trowbridge had provided additional information showing that some $100m of the increased asbestos liability projections (per Trowbridge Report 13 August 2001) could have been identified in February had the calendar 2000 information been processed.

D Cooper tabled a draft letter appraising JHIL of the new projections. This was agreed to be reviewed and forwarded by the Chairman in advance of a direct meeting to discuss the position”.

26.28 In view of the unsatisfactory nature of that conversation Sir Llew Edwards wrote a letter dated 24 September 2001 to Mr Macdonald outlining various concerns and seeking a meeting with Mr Macdonald.35 Questions as to the timing of the sending and receipt of the letter are discussed in Chapter 25. It is sufficient here to note that there was no immediate response to the letter.36

26.29 However, Sir Llew Edwards and Mr Cooper met with Mr Macdonald on 20 November 2001 at Mr Macdonald’s request.37 In Mr Cooper’s view, although

[34] Ex 7, MRCF 2, Tab 2, p. 16.

[35] Ex 3, Vol 1, Tab 9, pp. 129–131; Cooper, Ex 5, p. 36, para. 159.

[36] Edwards, Ex 13, p. 39, para. 148.

[37] Cooper, Ex 5, p. 36, paras 161–162.

Mr Macdonald was polite, he was “annoyed” that the 24 September 2001 letter had been sent. Mr Macdonald said:

“Now that you have written this letter we have a problem and it needs to be responded to. I suggest that you consider withdrawing the letter. The quantum of funds in Amaca and Amaba that were vested to the Foundation was entirely the decision of JHIL”.

26.30 Mr Cooper made notes of the meeting.38 In his oral evidence Mr Macdonald claimed, somewhat unconvincingly, that he could not recall the meeting in any detail but accepted that Mr Cooper’s notes were probably a fair summary of what happened at the meeting.39 When pressed, Mr Macdonald further accepted that he “initiated the idea of the withdrawal of the letter”.40

26.31	Mr Cooper’s notes record relevantly:

“The discussion consisted of Amaca reviewing and expanding the points made in the letter while P Macdonald (PM) responded in accord with the following summary statements –

The extent of assets transferred was purely a matter for JHIL. Despite having no legal liability for ongoing claims (per Putt), the Board nevertheless transferred all assets for Coy and Jsekarb (rather than liquidating them) and provided additional funding. The role of new directors was to utilise those assets as effectively as possible to meet claims. Amaca’s views were that this goal is a subset only and that we wanted to meet all claims or 20 year’s worth which was our expectation.

Re the projections, PM argued that the normal process was a Trowbridge analysis each 2 years based on year end data (to March). A report was then provided by August in that year. This was done in 2000 with a report issued in August 2000. As a result of an industry survey and conference convened by Trowbridge in November, it was determined that the 2000 JH report should be updated to reflect the epidemiological trends. To have “re-calibrated” based on JH data post March 2000 was seen to be impractical due to timing and unnecessary due to the unlikelihood of post March data having any significant effect on long term trends.

While accepting the rapidly rising trends and the effect on long term projections, PM felt that more time was required to validate. He indicated that he would be prepared to have further informal discussions followed by formal ones if required however we had to allow more time to assess the trends – there could be a fall off. He re-iterated that the February 2001 forecasts were done in good faith and while he was disappointed with the actual claims experience, it was not reasonable to expect that there could have been a significant revision at that time.

[38]	Ex 7, MRCF 2, Tab 11, pp. 16B–16C. Sir Llew Edwards considered the file note to be “an accurate and full account” of the meeting. Edwards, Ex 13, p. 39, para. 149.

[39]	Macdonald, T 2402.33–35.

[40]	Mr McGregor’s evidence was that Mr Macdonald did not discuss this request for withdrawal of the letter with him prior to it being made by Mr Macdonald. McGregor, T 1511.10–13.

In relation to the actual claims experience for year end March 2001, which were clearly able to be forecast in February and which were significantly greater than the projections, PM claimed that this information was given to us. This point was contested.

...

Re the letter, PM stated that he had a problem. This letter must be responded to and he would do so with a strong rebuttal of all points. He expected this would become a “pissing” contest which would be unproductive and not conducive to an ongoing co-operative relationship and future opportunities to explore these matters. He asked that we consider withdrawing the letter since at this stage he has shared its contents only with counsel. We responded that the Board saw this letter as a duty once we had become aware of the gravity of the position and the variance in expected life from that represented to us.

We would put all matters to our Board for discussion and determination”.[41]

26.32 Mr McGregor did not see the Foundation’s letter of 24 September 2001 until shortly before him giving evidence to the Inquiry.42 He was unable to recall when Mr Macdonald first made him aware of the existence of the letter but “expected that it would have been shortly after its receipt”. Further that “it’s highly likely and most probable that it was 2001”.43

26.33 It appears that JHI NV was made aware of Sir Llew Edwards’s letter no later than the JHI NV Board Meeting on 13 February 2002.44 Mr McGregor’s evidence was to the effect that when the matter was reported to the Board it left Mr Macdonald “to continue to manage it as he was doing”.45 Mr McGregor also recalled that Mr Macdonald had “indicated that at the meeting he had with Sir Llew there had been a rather less forceful position being taken than would appear from this letter”.46

26.34 The attitude of the JHIL/JHI NV Board with regard to the payment of any more money following separation was canvassed in the cross-examination of Mr McGregor. According to Mr McGregor the Board had not agreed to pay any more money to the Foundation at any stage. This was decided “... early on, when these

[41] Ex 7, MRCF 2, Tab 11, pp. 16B–16C.

[42] McGregor, T 1504.53–54.

[43] McGregor, T 1504.56–1505.12.

[44] Ex 153; Macdonald, T 2403.47–2404.3.

[45] McGregor, T 1506.22–32.

[46] McGregor, T 1506.42–51.

claims were being made, and that remains the position at this time”.47 When pressed as to the meaning of “early on” Mr McGregor replied:

“I suspect soon after receipt of the letter and subsequent requests, claims, whatever they might be categorised as, that occurred in following periods”.48

26.35 Mr Shafron prepared a draft internal memorandum addressed to Mr Macdonald dated 9 November 2001 in which he made detailed comments regarding the Foundation’s letter of 24 September 2001. Mr Shafron’s recollection of the purpose of the memorandum “... was to set out our responses to the various allegations and possibly provide a basis for a reply that might be made to the Foundation to their letter”.49 Mr Shafron acknowledged that a reply was not sent for another 11 months.50 Mr Shafron subsequently sent a copy of his memorandum to Allens Arthur Robinson and thought he would have “discussed it with that firm”.51 Mr Shafron understood that Mr Macdonald was going to meet with Sir Llew Edwards to discuss the matters raised by the memorandum.52 A copy of the memorandum is at Annexure “Q”.

26.36 The meeting of 20 November 2001 was discussed at the Amaca Executive Meeting on 26 November 2000. The minutes record:

“... It was agreed that the matters raised in Chairman (sic) correspondence to P Macdonald of 24 September were legitimate and would stand. The Board reiterated that the communication to James Hardie was meant to be informative not provocative and was vital since the information on future claims was at variance to P Macdonald’s public comments at the time of Amaca’s transfer. It was noted that the expert consultant was the same as that used in previous James Hardie studies. In the discussions with P Macdonald, it was indicated that Directors had received information on actual claims experience and also on US exposure. This was at variance to the recollection of Directors, who will review the supplied material accordingly. In addition, Mallesons will be approached in this regard. It was resolved that Sir Llew Edwards would communicate further to P Macdonald confirming the above discussion and encouraging constructive dialogue”.53

[47] McGregor, T 1506.53–1507.16.

[48] McGregor, T 1507.18–22.

[49] Shafron, T 1591.28–34.

[50] Shafron, T 1591.36–39.

[51] Shafron, T 1591.46–50.

[52] Shafron, T 1592.8–11.

[53] Ex 7, MRCF 2, Tab 11, p. 16A.

26.37 Mr Cooper’s monthly report to the Amaca Board in January 2002 records, under the heading “Strategy Issues”:54

“JHIL Funding – P Shafron has been directly appraised of the issues and objectives relating to liability projections as per Sir Llew’s letter. It was asserted that delays have resulted from unintended communication problems and that they are not attempting to ignore or otherwise stonewall. P Macdonald has subsequently confirmed with Sir Llew his willingness to meet the Board and to personally address all issues”.

B. Funding Shortfall – The Revelation by Trowbridge

26.38 The course of dealings between the Foundation and JHIL post-separation must be considered in the context of the Foundation’s directors becoming increasingly aware of the funding shortfall.

26.39 Mr Minty and Mr Marshall first met with Mr Cooper in March 2001 to discuss the possibility of Trowbridge providing services to the Foundation.55 A letter of engagement was eventually sent by Mr Minty to Mr Cooper on 3 May 2001.56 Mr Cooper’s Managing Director’s Monthly Report to the Board – June 2001, included:57

“2. Claims & Litigation

Preliminary outputs from the Trowbridge study have been reviewed and are being validated pending a report and presentation scheduled for the Executive Committee meeting of 6 August. It is clear that the actual claims performance for year ended March 2001 of $32m (net of QBE recovery) is not an aberration and represents an appropriate base level for future claims expectations. The previous study, as provided to Directors as part of due diligence, has been received from P Shafron and will be tabled at the Board. Trowbridge advised that this report was based on their previous report to Hardies covering 1999/2000 updated to reflect inflation and latest population claims expectations, but not including the most recent actual claims experience”.

26.40 The Minute of the Executive Committee for 18 June 2001 under the item “Matters Arising from Board Minutes” records:58

“D Cooper will provide outstanding James Hardie action list and will follow up directly in relation to provision of the Trowbridge report as referred to prospective

[54] Ex 7, MRCF 2, Tab 12, p. 18.

[55] Minty, Ex 50, p. 12, para. 54.

[56] Minty, Ex 50, p. 13, para. 57; Ex 50, Tab 28, pp. 232–240.

[57] Ex 7, MRCF 2, Tab 3, p. 3.

[58] Ex 7, MRCF 2, Tab 4, p. 4.

Directors on 12 February 2001. Sir Llew Edwards to be appraised in order to take up with P Macdonald as appropriate”.

26.41 A draft report was provided to Mr Cooper on 5 August 2001. Mr Minty presented the draft report to the Amaca Board on 6 August 2001.59 The minutes of the Amaca Board Meeting record:

“Trowbridge had been commissioned to prepare an actuarial report of litigation outflows based on most current Amaca data and disease trends. This report was presented by David Minty and Karl Marshall who joined the meeting. This showed the total projected net cost of claims to be $574m and expected net outflows in year ending March 2002 of $37.5m. Directors highlighted the significant discrepancies between this latest Trowbridge report and that of February which was provided to prospective directors by James Hardie. The February report showed $294m for cost of claims and $23m for expected outflows in year ending March 2002. Trowbridge advised that their request for the most current claims data was rejected by James Hardie. Therefore, the February report was not calibrated by this latest claims experience. This actual claims performance so excluded revealed significant increases in mesothelioma claims such as provides the basis for the trend demonstrated in the current report. In addition, the previous report failed to update cost per claim data. Trowbridge would be asked to prepare figures based on data to December 2000 to gauge the extent of error caused by this lack of calibration”.60

26.42 According to Sir Llew Edwards the Trowbridge presentation provoked “intense discussions within the Foundation Board”.61 Following the meeting the Board “sought a written explanation from Trowbridge for the movement in its projection of the potential future claims liabilities of Amaca and Amaba from that set out in its February Report”.62

26.43 The adequacy of assets available to the Foundation was discussed at a meeting on 20 August 2000.63

“Background

Directors confirmed during their August 6 meeting that a minimum expected life of some 15 to 20 years was critical to their decision to participate in the Foundation.

The key information provided by James Hardie upon which Directors relied was –

•	Trowbridge Report of February 13 showing litigation outflows;

[59]	Minty, Ex 50, p. 13, para 60; Tab 31, pp. 251–260.

[60]	Ex 7, MRCF 2, Tab 5, p. 9.

[61]	Edwards, Ex 13, p. 36, para. 137.

[62]	Cooper, Ex 5, pp. 33– 34, para. 148.

[63]	Mr Cooper described this as a Board Meeting. Ex 5, p. 34, para. 150. The minutes at Ex 7, MRCF 2, Tab 6, pp. 10, 10A–10B are headed minute of Executive Meeting. In any event the Executive Committee, according to Mr Cooper is “in effect the Board”. Ex 5, p. 31, para. 135.

•	The James Hardie cash flow model incorporating the above plus investment returns and assumed operating costs.

Expert reports recently commissioned by the Foundation suggest that, contrary to Director’s expectations, fund assets will last no more than 9 years and that a further $216m would be required to achieve the asset life of 20 years as originally proposed by James Hardie.”64

26.44 Explanations were provided by Trowbridge in two letters dated 29 August 2001. Mr Minty described the 29 August 2001 letters as:65

“(a)	a letter briefly explaining the reasons for the movement in our projections of the future exposure of Amaca and Amaba from that set out in the 13 February 2001 Report; and

(b)	a letter concerning the effect that the availability of additional claim data from the Group may have had on our assessment of potential ARD claim exposure in our 13 February 2001 Report”.

26.45 Mr Cooper66 said that when he received the 29 August 2001 letter from Trowbridge he noted, in particular, the following comments which were made in the first letter:67

“In preparing our letter of 13 February, we were asked to revisit the claim number assumptions that we adopted in our draft advice on the future cost of asbestos-related disease claims as at 31 March 2000. This was to take into account revised estimates for the future emergence of asbestos-related personal injury claims in Australia developed by our colleagues at Trowbridge Consulting, Bruce Watson and Mark Hurst, whose findings were presented to the Accident Compensation Seminar of the Institute of Actuaries of Australia in November 2000.

Our letter of 13 February was otherwise based on the work we had done using James Hardie’s own claim data to 31 March 2000...”.

26.46 Following receipt of those letters, Trowbridge was instructed to “estimate the impact that the availability of additional data as at 31 December 2000 may have had on Trowbridge’s assessment of potential asbestos related liabilities from that set out in the February Report”.68

[64] Ex 7, MRCF 2, p. 10A.

[65] Minty, Ex 50, p. 13, para. 63.

[66] Cooper, Ex 5, pp. 34–35, para. 152.

[67] Ex 3, Vol 3, Tab 4, pp. 464–466 at p. 464.

[68] Cooper, Ex 5, p. 35, para. 153.

26.47 Mr Cooper’s evidence provided his perspective of developments in the six months following February 2001.69

“During the 6 months following the establishment of the Foundation I had become progressively aware that Amaca and Amaba were likely to have insufficient assets to meet claims for compensation. This had become clear as a result of the actual YEM 2001 results, the latest actuarial data and the solvency analysis. I was still shattered to learn that the February Report had materially understated the potential asbestos-related liabilities of Amaca and Amaba.

...

It was all confirmed in the Trowbridge reports of 29 August 2001 when it noted that in preparing its February Report Trowbridge had not taken into account the most recent data which was available, the so called ‘additional nine months data’”.

26.48 Mr Cooper’s recollection is that he learned of the failure to include the latest data in the February 2001 Trowbridge Report “first with Mr Attrill” and then he “raised the subject with Mr Minty”.70

26.49 For Sir Llew Edwards the “concrete problem” was that “unless substantial additional funds were made available to the Foundation it was unlikely to achieve life of 20 years”.71

26.50 Trowbridge issued a further report on 26 September 2001,72 which incorporated the revised projections as at February 2001, based on the Amaca data to 31 December 2001. Mr Cooper said that “among other things” he noted in the report:73

“(a)	that data up to 31 December 2000 would have been the most up to date information that could have been made available to Trowbridge at the time that the firm prepared the February Report;

(b)	that with the benefit of the additional nine months’ data to 31 December 2000 Trowbridge would probably have made material changes to the assumptions adopted in the February Report;

(c)	the material changes to the assumptions that they would probably have made had the additional nine months data been available to them in February 2001”.

26.51 Mr Minty maintains that he requested up-to-date data from JHIL prior to preparation of Trowbridge’s February Report.74

[69] Ex 5, p. 35, para. 154.

[70] Ex 6, p. 2, para. 7.

[71] Edwards, Ex 13, p. 36, para. 136.

[72] Ex 3, Vol 1, Tab 9, pp. 469–474.

[73] Cooper, Ex 5, p. 36, para. 160.

26.52 On 18 January 2002 Mr Robb and Mr Peter Cameron75 discussed the Foundation’s position, in particular the letter dated 24 September 2001, with Mr Shafron. It was noted that the figure for settlements might be $40m in the current year and that the last 12 months had the Foundation “really worried”. Mr Shafron said, in relation to the letter that: “we did not give any guarantees about the fund”.76

26.53 A response to the Foundation’s letter was apparently in contemplation and on 23 January 2002 Mr Robb emailed Mr Shafron saying that:77

“It seems to me that the two main issues are (1) reliance/representation questions and (2) currency of data. The first is a question of the history of the negotiations and the second may result in the Foundation seeking confirmation of your position by Trowbridge.”

As to the second of these issues he said:

“(2) I think we need to focus on the conclusion at page 4 of your briefing note to Peter Macdonald that the combination of 10 years’ data and the most recent industry figures means that the “Trowbridge numbers were as reliable an input model as was likely to be available at that time” – this is consistent with what you and Peter Macdonald told us at the time. We may need to discuss with you how Trowbridge confirmed at your meeting that if it had the most recent numbers it would not have affected their model. If Peter makes such a statement in the letter you run the risk that the Foundation will ask Trowbridge to confirm what is said – the Foundation will ask from two angles – did Trowbridge say this to you and, even if it did, if Trowbridge had have had the actual numbers at the time would it have affected the model – were the industry numbers sufficient for the purpose. This latter question may not be relevant from a legal perspective, depending on the outcome to (1) and given Trowbridge’s advice to you that the most recent numbers would not have made any difference, but the Foundation is likely to ask anyway. Now that Trowbridge seems to be advising the Foundation are we comfortable that Trowbridge will back this up if asked?”

26.54 On the next day, 24 January 2002, in response to a question from Mr Shafron: “For now, are you able to confirm that we have no current disclosure obligation?”, Mr Robb advised that disclosure was unnecessary under the ASX Listing Rules.78 Among his reasons were:

“Secondly, the discussion in the letter does not make any defined requests from JHIL that necessarily involve JHIL spending money (what are “necessary actions”?) or make any clear allegation – the nature of the Foundation’s thinking is somewhat unclear from the letter. There may be insinuations but until we

[74] See, for example, Minty, Ex 50, pp. 6–7, para. 31.

[75] Ex 189, Vol 2, p. 594.

[76] Ex 189, Vol 2, p. 595.

[77] Ex 207, p. 1.

[78] Ex 150, p. 206.

understand more about them or if our own due diligence causes us to be concerned about our position such that JHIL believes that it may well have to provide a material amount of money to the Foundation, then there is simply insufficient certainty. Provided JHIL knows no more of the Foundation’s thinking or intentions than is in the letter then the issue is insufficiently definitive to warrant disclosure.”

26.55 Again, on 30 January 2002 a further telephone conference took place between Mr Robb, Mr Shafron and Mr Morley. Mr Robb suggested that there was a need for a reply on the merits to the Foundation’s letter of 24 September 2001. No decision to that end appears to have been arrived at.

26.56 On 7 February 2002 Mr Robb emailed Mr Shafron as to discussions he had with Mr Ball, a senior litigation partner at Allens.79 In summary, Mr Ball agreed with the approach previously discussed (a form of letter was attached) and advised against taking witness statements at that time, especially since the Foundation’s complaints were unclear.

26.57 The draft letter referred to in the second paragraph of Mr Robb’s email was addressed to Sir Llew Edwards and, after referring to his letter of 24 September 2001, said:80

“We have considered your letter and do not believe that any action by us or, more particularly, JHC Pty Limited (formerly James Hardie Industries Limited) is necessary or warranted.

I understand [from conversations between us and between Peter Shafron and Dennis Cooper,] that you are not seeking [any action nor] a detailed response from us.

I trust that this accords with your understanding.

I note in passing that you have addressed your letter to me as Managing Director of James Hardie Inc. In responding to your letter, I have assumed that the letter was meant to be addressed to James Hardie Industries NV, noting that this company was not involved in the establishment of the Foundation”.

26.58 It was proposed that the draft be signed by Mr Macdonald. The question of a reply to the letter of 24 September 2001 was apparently raised at the JHI NV board meeting held on 13 February 2002.81 There is no reference to the subject in the minutes, 82 but Mr Macdonald’s draft speaking notes for his CEO Report for the February 2002 Board Meeting refer to the September letter from the Foundation, and

[79] Ex l89,Vol 2, p. 591.

[80] Ex 189, Vol 2, p. 593.

[81] See McGregor, T 1506.13–26.

[82] Ex 283, Vol 7, April 2002 Tab.

Mr Macdonald’s discussions with the Foundation.83 The marked-up notes include the following:

“it may be desirable to respond to the Foundation so that it is clearly understood James Hardie does not agree with much of the content of the letter from the Foundation. PJS to add any comments? (I would say that Allens advise to reply briefly...)”84

The Foundation’s letter of 24 September 2001 was not replied to at this time.85

26.59 On 15 March 2002 a meeting was held at the Qantas Club Lounge at Qantas Domestic at Sydney Airport. There were differences of view on the agenda. In the event what took place at the meeting, so far as presently relevant, is summarised in Ex 150:86

“Present:

Peter McDonald
Phillip Morley
Peter Shafron
Sir Llew Edwards
Dennis Cooper
Peter Jollie
Michael Gill

Opening

Sir Llew Edwards

Sir Llew opened with a thank you to all for attending.

Wanted to tell you of trends causing concern

Our learning curve

Now on top of where we are heading and what we face

Want to share with you and see if there is a way we can face this together

Claims increasing dramatically — both numbers and average cost.

We see it as a vastly different situation to what we expected 12 months ago

D.D.T, USA and other issues are of concern.

Questions about property values, leases and contamination

Need to have this discussion so you can appreciate what we may need to do and why

Reference to discussions with Government and the meetings with Insurers etc

What we have done re research; some detail of progress in that area

[83]	Ex 153, pp. 1–2. To the best of Mr Macdonald’s recollection the draft speaking notes were a good summary of what he said. Macdonald, T 2403.53-56; see also, McGregor, T 1506.13–26.

[84]	Ex 153, at p. 2.

[85]	A brief letter of reply dated 15 October 2002 was subsequently sent by Mr Macdonald; Ex 3, Vol 12, p. 136.

[86]	Ex 150, pp. 210–212.

Out of businesses in 5/6 years or maybe little longer

Michael Gill/Peter Jollie spoke briefly at Sir Llew’s invitation

Peter Macdonald

Thanks for what you are doing

James Hardie carries responsibility for adequacy or otherwise of the original funding

James Hardie must remain independent

We can get too close; we don’t need to know and can’t get into the detail

Sale of Gypsum gives us an opportunity to take some initiatives — will talk about that today.

USA discussion re exaggerated claims and potential tort reform; Amaca has had small number of claims and should be able to maintain at low level

Dennis Cooper presentation

Trowbridge projections as provided 13 February were compared with those showing complete data to December 2000 and with those prepared for June 2001. Actuals to March 2001 and to February 2002 were also presented (see attached)

General discussion about the Trowbridge work in 2000 and early 2001 showing major shortfalls based on differing information

Specific Issues

Peter Macdonald

Now financially able to do something

Company did all it could last year; Almost breached covenants at the time

Should get entire cash proceeds from Gypsum sale next month

Intend to bring forward all indemnity payments forthwith

Peter & Phil will work with Dennis to see if that can be delivered efficiently

Have created the ability to deliver some millions more than that to the Foundation - more than $10m; delivery options to be explored

James Hardie can’t take action that may need to be the subject of public disclosure of ongoing funding or commitment in the future

Net effect of all that: will try to cover off the differences from last year

What happens with JHIL? Won’t strike without our agreement. Will want to talk to us. Will come with assets

These should be progressed in a matter of weeks; may take a little longer

Peter Macdonald

Leases

To be put on a fair and commercial basis

Maintenance issues will be addressed to the benefit of the Foundation including Meeandah drain

Goal of securitisation to be primary driver

Peter Shafron to take responsibility for working out a settlement with Dennis Cooper

Non Asbestos Liabilities

No intention for MRCF to have liability for non-asbestos product claims

Workers comp. claims should be the subject of an insurance claim; if no insurance, Hardie will cover

Covenant and Indemnity

The accounting treatment will be solved by the cash settlement ...”

26.60 At about this time JHI NV commenced consideration of the cancellation of the partly paid shares issued by ABN 60 to JHI NV.

26.61 Mr Julian Blanchard, a Senior Associate at Allens from September 2000 until January 2004, was in the period March to July 2002:87

“ ... part of the Allens’ team which advised on the preferred method of transferring control of ABN 60 to the Medical Research and Compensation Foundation (MRCF) (the Transaction). I worked under the supervision of David Robb who was, and is, a partner of the firm. In this capacity, I attended a number of internal meetings at Allens, and other meetings or teleconferences involving Allens’ lawyers and representatives of JHI NV.”

26.62 In the course of so doing he made notes of a number of meetings at Allens dealing with the Transaction as so defined.

26.63 The first such meeting was on 25 March 2002. This appears to have been an occasion when Mr Robb was briefing him on what was under consideration. One of the possibilities then mentioned was a sale of JHIL to the Foundation. It was noted that:88

“JHIL has partly paid shares to JHI NV

\ need to get rid of partly paids”

26.64 A question also raised was noted by Mr Blanchard as:

“By 30 June, less than 1 year from scheme. What does IM89 say”

26.65 It was noted that this was a question for counsel and the issue was raised:90

“If had this in mind last Oct, should have disclosed?”.

[87]	Ex 302, para. 11.

[88]	Ex 302, JRB 1.

[89]	Obviously a reference to the 2001 Information Memorandum.

[90]	Ex 302, JRB 2.

26.66 A telephone conference took place on 11 April 2002, the participants being Mr Robb, Ms Priestley and Mr Blanchard on behalf of Allens, Mr Sheppard and Mr Sandow on behalf of PricewaterhouseCoopers and Mr Morley. Various options were discussed, and Ms Priestley’s note the next day records those ultimately identified as:91

“Options

•	Appears to be four main options that should all be canvassed as possibilities to determine positives and negatives:

(a)	Transfer of the shares in JHIL

(b)	Give the Foundation more cash now up the tax losses incurred – no tax leakage

(c)	Give the Foundation more cash now – irrespective of tax leakage

(d)	New Co Solution (under which we retain control of JHIL, keep the partly paid shares on foot, keep the indemnity and get the liability off the balance sheet.

•	Another possibility is to commence some form of insolvency procedure for JHIL, but given it involves a solvency declaration is unlikely to be available.”

Mr Blanchard’s note is to the same effect.92

26.67 Mr Morley’s evidence93 was to the effect that as he was in Australia at that time he had been asked by Mr Macdonald to attend the meeting on 11 April 2002. This was in the context of the impending settlement of the sale of JHI NV’s United States based Gypsum business to British Plasterboard for US$345m. The surplus proceeds would allow repayment of up to A$100m to satisfy JHIL’s outstanding liability under the Deed of Covenant and Indemnity.

“... The tax effective way of paying those funds to the Foundation was by transferring ABN 60 rather than making payments. My recollection is that the tax consolidation legislation which made it possible to transfer ABN 60 with the funds in it without the Foundation incurring any tax liability was to be introduced with effect from 30 June 2002. When I went to this meeting I understood that Allens had been instructed, either by Peter Macdonald or Peter Shafron, to advise on the possibility of a transaction involving the transfer of ABN 60 to the Foundation. I understood that this was the first meeting at which that proposal was to be discussed”.94

26.68 In the course of the meeting a matter discussed was the reputation of JHIL and, I should think, JHI NV in cancelling the partly paid shares so soon after having

[91]	Robb, Ex 303, Tab 4, p. 461.

[92]	Ex 302, p. JRB5.

[93]	Mr Morley addressed this and other issues in a statutory declaration dated 16 July 2004 he provided to the Commission after completion of his oral evidence.

[94]	Morley, Ex 307, p. 1, para. 3.

obtained approval for a scheme which made no mention of cancellation of those shares. Ms Priestley’s note of this aspect was:95

“•	Reputation of Company

•	Acting soon after the Scheme

•	This is all very soon after having been to the market with a scheme booklet which did not state that reduction of the partly paid shares was part of the intentions for JHIL.

•	Selling JHIL, cancelling the partly paid shares that have only just been issued etc would all be a change in direction

•	ASIC may also take an interest and choose to investigate

•	Liquidation in particular, so soon after the scheme may raise too many questions (getting Michael Ball and/or Tim L’Estrange to look at this as required).”

26.69 Mr Blanchard’s note was to the same effect,96 but he also noted:

“→	reputation

→	short time after scheme

Scheme spoke of intentions →

1.	Then directors of JHIL confirm that what they said reflected their honest belief

Open to risk that ASIC will enquire.

Cameron – too soon.”

26.70 The reference to “Cameron – too soon” was apparently to a view expressed by Mr Peter Cameron to Mr Robb to the effect that insufficient time had elapsed between the approval of the scheme of arrangement and the cancellation of the partly paid shares.97

26.71 I would note in passing that it was suggested that Mr Blanchard’s note – in referring to the directors of JHIL confirming that what they said (no doubt in the Information Memorandum and in the statements made to the Supreme Court) reflected their honest belief at that time – was a part (or the start) of a form of conspiracy on the part of Allens (and JHI NV) to manufacture an excuse for the failure to refer to the possibility of cancellation of the partly paid shares at the time of the approval of the scheme of arrangement. I do not agree with this contention. In my view what was being done was simply to say to JHIL (per Mr Morley) that if the partly paid shares were to be cancelled so soon after the approval of the scheme of arrangement, the directors of JHIL at the time of the scheme might be called on to

[95]	Ex 303, Tab 4, p. 460.

[96]	Ex 302, p. JRB4.

justify their statements in the Information Memorandum and the statements made to the Court as being their then honest belief.

26.72 Although Mr Morley did not have a clear recollection of this meeting he was, with the assistance of Mr Blanchard’s file notes,98 able to comment on several aspects of the notes which he considered to be consistent with his recollection. I have commented on one aspect of his recollection in the previous chapter.

26.73 He also recalled that at the end of the meeting an attempt was made to summarise the possible options available:

“... The first option was to transfer ABN 60. The second option was to make payments to the Foundation up to the amount of the tax losses available so that those payments were not the subject of income tax in the Foundation’s hands. The third was to pay all of the money now with the consequence that at lease some part of it would have been the subject of income tax in the Foundation’s hands. The fourth was proposed by Mr Sheppard. He suggested that a new company be formed as a subsidiary of ABN 60 and that it be funded to the maximum amount of the liability prior to that subsidiary being transferred to the Foundation”.99

26.74 These deliberations occurred with the Foundation being informed to some extent. The minutes of the meeting of the Executive Committee of Amaca on 11 June 2001 record under the item “James Hardie Update”:

“Sir Llew Edwards reported that there had been no substantive communication with P Macdonald despite attempts to do so. David Fairlie of Malleson’s had been briefed and will address the Board at a meeting to be convened in the following week. D Cooper reported that P Shafron had advised that it would not be possible to effect the proposed transaction priuor (sic) end June and had confirmed the two options being considered for early repayment of C&I receivable. On the basis that one option being considered was the “JHIL option” (Clause 5 of C&I Deed), this provision was to be included in the brief to D Fairlie. Sir Llew Edwards and D Cooper were to advise P Macdonald and P Shafron respectively of the Board’s continued disappointment at the lack of apparent concern and urgency in addressing the issues”.100

26.75 Mr Cooper then proposed a draft meeting strategy for a further meeting101 with James Hardie in July 2002. In that document Mr Cooper summarised his view of the position to date:

[97]	Blanchard, T 3536.32–38.

[98]	The note is reproduced in Blanchard, Ex 302, Tab 1, pp. JRB 3–5.

[99]	Morley, Ex 307, pp. 2–3, para. 4(e).

100	Ex 7, MRCF 2, Tab 21, p. 27.

101	Ex 7, MRCF 1, Tab 46, pp. 488–490.

“The Background

A funding shortfall was identified in 2001 and advised by letter 21 [sic] September 2001 and at a meeting 22 March 2002. This shortfall was quantified in a revised Trowbridge projection which used actual JH experience data which was ignored by JH in their representations of February 2001 to prospective directors and the public at large. The key statements were that the Foundation is “fully funded” and that “the funds are sufficient to meet all anticipated future claims”.

The Foundation has offered JH the opportunity to “make good” the promises by making a further contribution of funds. The meeting of 22 March left Foundation directors with the impression that such sufficient funds would be forthcoming which could meet the shortfall.

In a follow up meeting, P Morley advised D Cooper that the quantum of funds which may be made available (complementing the early payout of C&I receivable) would be in the order of $10–15m. (“that’s all there is”). Since this response does not accord with director’s expectations and is, in any event, totally inadequate, a meeting has been convened at the request of the Foundation to allow full understanding, to present a further opportunity for satisfactory response to funding and to communicate to JH the forward program for the Foundation including, particularly, the impacts of the JH funding decision.”

     He also offered a bleak description of the Foundation’s future:

“The Future

The table below summarises key outputs from Trowbridge -

		Projection 13 Feb
		2001 as revised in
		Sept 2001 by
	Projection 13	inclusion of calendar	Latest Projection
Measure	Feb 2001	2000 experience data	11 July 2002
20-Year	310	404	693
Expected Future
Claims
Total Expected	355	486	810
Future Claims

[Figures in $’m]

Our present expectation is that Foundation assets will be exhausted in approximately 4 to 5 years. In 2 years, from June 2004, our contingent liabilities for notified claims (preliminary estimate of $70m in the June 2002 accounts) will require monthly assessment (as is now done for Amaba as a matter of course) ahead of the appointment of a receiver which is likely to be required in 2004–5 tax year. We are moving promptly now to commence the process of selling those properties currently leased to JHA following completion of reworking of the leases as agreed with JH.”

26.76 The meeting took place on 16 July 2002, Mr Cooper’s notes of that meeting102 recording the attendance as being:

102	Ex 7, MRCF1, Tab 47, pp. 504-505.

“Attendees:	Sir Llew Edwards (LE)	Peter Macdonald (PMC)
	Peter Jollie (PJ)	Phillip Morley (PMO)
	Dennis Cooper (DC)	Peter Shafron (PS)
Apologies:	M Gill”

26.77 During the meeting Mr Macdonald stated that the funding provided to the Foundation “was entirely a decision of JH”. Mr Morley then set out the outline of a proposal to provide another $15m to the Foundation. Under that proposal a total of $91m would have been provided, being the payments under the Deed of Covenant and Indemnity, plus $15m. ABN 60 would be transferred to Amaca.

Mr Jollie observed that:

“ ... this sounded interesting but as MG had said to Foundation directors we would have to fully understand what is involved.”

Mr Cooper:

“ ... noted the latest projections and commented that the additional amount provided would not assist significantly in extending the Foundation life which now was less than 5 years and maybe only 2 to 3 before and [sic] administrator would be called in.”

Mr Macdonald:

“ ... commented that they fully understood this and that the outcome seemed inevitable whether 3 months, 3 years or 6 years. Both parties would have to deal with that situation whenever it happens and defend their own positions.”

26.78 A discussion then ensued on the calculation of the funding which had been initially provided. Mr Cooper recorded Mr Jollie as saying that he recognised that James Hardie had not known the higher current projections:

“ ... however there was available data at the time of the transfer to the Foundation which would have produced a claims expectation of around $200m more than that which was provided and that they may wish to address this.”

26.79 In response Mr Shafron “commented that they see this differently to the Foundation” and Mr Cooper’s notes proceed:

“PMC said that the Board were in possession of all the independent expert advice and that they had been doing the projections for some 5 years and the total did not vary dramatically around the $300m plus. PMC said if they had made an error in the amount provided then they would have to explain that in dealing with their position. PJ said that they should review their advice as Trowbridge may not be supportive of that (error) argument as they had not used the most up-to-date information available. PMC said that maybe this means the error was in timing. They would review their position.

LE quoted from PMC press releases re the extent of funding and the ability of the fund to meet anticipated future claims. PS reiterated that they provided all the funding possible and were close to covenant limits. PMC said it would be totally inappropriate and improper for JH to provide continuing support for the Foundation and could not be done in a transparent way. PJ felt that there were two issues; one the amount at $200 million and secondly the method of providing it without creating an unwelcome precedent. PJ believed that the method of provision issue may well be solvable if it was felt important enough, ahead of what will be a difficult time particularly from a PR perspective.”

26.80 The meeting concluded with Mr Macdonald saying that he:

“ ... was pleased to have a dialogue with us and would certainly report back to the Board on the Foundations expected future and the views of Foundation directors.”

26.81 On the next day a meeting took place between Mr Robb and Mr Blanchard, and Mr Michael Ball. Mr Blanchard said that the purpose of the meeting was to obtain “high level input” from Mr Ball, who was very highly regarded within Allens “as an analytical thinker”.103 Mr Ball’s possible involvement had been foreshadowed at the meeting on 12 April 2002.

26.82 A great deal was sought to be made of Mr Blanchard’s notes of this discussion.104 In particular, submissions have been made to the effect that Mr Blanchard’s notes of this meeting suggest that at that time the notion was developed that – whatever might have been the true situation – the directors of JHIL should seek to justify the cancellation of the partly paid shares (together with the absence of any references to that possibility at the time of the scheme of arrangement) by saying that they had no intention to cancel those shares at that time.

26.83 This is a view with which I do not agree. The events at the meeting of Messrs Ball, Robb and Blanchard may, I think, be summarised as follows:

(a)	After some introduction, Mr Robb said that there were five questions:

“(1)	timing after scheme

(2)	creditors of JHIL

(3)	control of docs

(4)	US/Dutch law

103	Ex 302, para. 24; Blanchard, T 3537.24-31.

104	Ex 302, pp. JRB6-JRB13.

(5)	JHI NV pre accounts prepared in US GAAP recognised for full undiscounted amount. Foundation expecting to receive discounted amount if receive early. JHIL accounts in AUS GAAP show discounted amount. May want to pay undiscounted amount.”

(b)	As to “Timing”, the notes describe the discussion as follows:

“(i)	Timing

JHIL’s future intentions at scheme – no mention of this. What would discovery reveal? What would witnesses say?

What explanation given for change of timing? Last q. we have the $ now. Put option not disclosed in scheme, b/c it is not relevant. Scheme to secure tax benefits, no change to business/shareholders etc.”105

This reflects no more than that there had been no intimation, at the time of the scheme of arrangement, of any intention to cancel the partly paid shares, and an explanation may well be necessary to explain or justify the change of view.

(c)	It was also discussed, in relation to cancellation of the partly paid shares:

“If cancelled, at instigation of JHI NV or dir[ector]s of JHIL, with no cash

For “no consideration”, interests of creditors not relevant.

But court may think otherwise.

If have regard to creditors, who are they?

Current & future? How quantify? Actuarial Assessment. But have indemnity from Coy.

Process, of actuarial assessment, valuing indemnity, may not want to”

A discussion then ensued about the classes of persons who might be “creditors”.

(d)	After debate on other topics, the question of “timing” was revisited:

“Timing

Factual question. Whatever misleading conduct that may be alleged has already occurred.

What did they intend by the Put at the time? Did they intend that they were worth $1.8 billion. At time of Foundation, scheme was in contemplation.

Reason for partly paids. Not willing to justify to court that creditors interests not affected.

Proposed reduction. Doesn’t have to be approved by court. [...]

Critical q, at time of scheme, we had intention to cancel these partly paid shares?

But is that material to shareholders.

But only req, do stat req to disclose intentions.

Who might object?

105	Mr Blanchard’s evidence was q=question, $=money, b/c=because. Blanchard, T 3538.35.38.

If had int. cancel pp shares, or t/f pursuant to the put option then misleading not to include in scheme docs

Existence of pp shares to overcome concerns court may have in massive redn of capital.

But apart from that, can’t see any concern. Just becomes creditor question.

What relevance of partly paids if there is no creditor question. What would court have done. If satisfied, then no loss.

In an ideal world, better to t/f pp shares

Let Foundation deal with them

Not a timing question. Could the put be exercised.

Any extra $ that goes across it ameliorates any concerns may be raised.

No other creditors in JHIL other than asbestos claimants ...”

(e)	In the end the view expressed, perhaps arrived at, was:

“Best position:

→ cancel partly paids

→ t/f ordinary shares

Say, no int. to t/f at time of scheme.

Didn’t cross anybody’s mind to do this.

Reason had partly paids was to have greater flexibility.

Had an int. to deal with it later.

Going to be weaker than what can be said for a t/f”

26.84 The contention which is advanced is that the note: “Say, no int. to t/f at time of scheme. Didn’t cross anybody’s mind to do this” records a decision to present this view as having been the fact at the time of the scheme of arrangement. Mr Blanchard in his oral evidence said106 that when he used the word “Say” in his note, he was intending to convey that the word was used in the sense of “assume”. That appeared to be virtually the only part of the events in which Mr Blanchard was relevantly involved of which he claimed to have any recollection other than what was recorded in his notes.107 Nonetheless, I think that it reflects the sense of the notes. I reject the suggestion that the solicitors were making up a story for JHIL.

26.85 Mr Shafron participated in a conference call with Mr Robb and Mr Blanchard on 25 July 2002.108 Mr Shafron reported on the meeting he had

106	Blanchard, T 3527.34–57; see also, Blanchard, T 3550.16-39.

107	An approach which I had some difficulty in accepting.

108	Blanchard, Ex 302, p. 5, paras 36–38; Robb, Ex 303, paras 29–37.

previously attended with representative of the Foundation on 16 July 2002.109 There was also further discussion of the proposed transfer of ABN 60 to the Foundation.

26.86 Mr Blanchard’s note of the conference call included: 110

“...

JHIL transfer

Discussed meeting with Michael Ball.

Creditors for Dirs of JHIL, only people with claim or who threatened a claim. Future potential claimants not creditors for that purpose.

$17m shouldn’t be an issue. Cost of doing business.

Didn’t see timing as presenting a legal risk.

Each step, proper \ timing should not make a difference.

JHIL may have shorter life in Foundation’s hands.

Could still be a decent period of time.

JHIL – had subsid with assets.

Existing JHIL directors could cancel partly paids

cf t/f →	not disclosed to market put option, did not in scheme indicate what it might do with the partly paids.

Technical req of dirs of JHIL, what their future intentions were.

Risk/arg, hard to believe we didn’t had (sic) the int.

Put in place before Scheme → hard to say was relevant.

Or just generally misleading.

Advantage of reduction – following due process.

If done with clean bill of health.

Since then	–	sold Gypsum

	–	Foundation’s position changed.

If misleading, who suffered a loss b/c creditors interests taken into account.

PS – don’t like idea of handing Foundation partly paids. Can be painted in very bad light.

...

Timing not an issue, b/c already sent out Info Memo.

But, inference that they don’t believe you. Courts influenced by subsequent conduct.

How much cash to leave behind in JHIL.

Risk, not against JHIL. If anybody, against JHIL’s directors.

JHI NV should not be at risk (subject to Dutch law q)

No $ value shifting to date until cancellation of partly paid shares”.

26.87 Mr Shafron’s reference here to the partly paid shares is to be understood as his expression of a preference for cancelling the shares prior to exercising the put option, or otherwise transferring ABN 60 to the Foundation. The topic of the cancellation of the partly paid shares is the focus of the next chapter.

109	It is not apparent that there was any reference to the put option or cancellation of the partly paid shares at that meeting.

110	Ex 302, Tab 1, pp. JRB 14–18.

Chapter 27 –	Separation of ABN 60 and the Cancellation of the Partly Paid Shares

A	Cancellation of the Partly Paid Shares

27.1 As mentioned in the previous Chapter, in July 2002 consideration was being given to the possible exercise of the put option (Clause 5 of the Deed of Covenant and Indemnity between JHIL, Amaca and Amaba). On 11 July 2002 Mr Shafron sent an email to Mr Salter and Ms Marchione on the subject of “JHIL to Foundation”. He said:

“We are still thinking about putting JHIL to the Foundation, and will mention it to them next Tuesday when we meet with them.

There are a bunch of issues, including:

1.	the tax audit/carve out

2.	stamp duty claw back

3.	moving the subs out of the structure

4.	bringing the company into compliance with our doc. retention policy

5.	an indemnity for non asbestos matters

6.	the partly paids

7.	indemnities and agreements.

Can you think of anything else?

Other comments?”1

27.2 Mr Morley and Mr Salter were the directors of ABN 60 at this time.2 In or around July or August 2002 Mr Morley participated in discussions with Mr Macdonald and Mr Shafron relating to the availability of funds in the order of US$50m expected to be received by JHI NV in March 2003 upon completion of the proposed sale of a mine site in Las Vegas, Nevada. According to Mr Morley:

“... The availability of those funds would enable ABN 60’s liability under the indemnity to Amaca and Amaba to be funded within ABN 60 by a payment of cash. If ABN 60 was then transferred to the same group (that is, the Foundation) the payments subsequently made by ABN 60 to Amaca and Amaba under the indemnity would not be taxable because of the tax consolidation legislation. At around this time, in these discussions, it was decided to explore the possibility of exercising the “put” option”.3

[1]	Ex 118, Tab 6, p. 3.

[2]	Ex 276, Tab 6, p.3. Mr Salter was the Tax Manager for the James Hardie Group in Australia. He reported to Mr Morley. He had joined James Hardie in 1975, initially as a cost accountant with Coy. Salter, Ex 103, p. 1, para. 1. Mr Morley and Mr Salter were appointed directors on 19 October 2001, following approval of the Scheme of Arrangement. They resigned on 31 March 2003.

[3]	Morley, Ex 122, p. 7, para. 33.

27.3 Mallesons Stephen Jaques provided advice to Mr Cooper on 16 August 2002 in relation to the JHI put option. Preliminary views were provided by Mallesons Stephen Jaques on:

“1.	The likelihood of asbestos claims succeeding against JHIL;

2.	The consequences of agreeing or not agreeing to the JHIL option for you as directors of Amaca; and

3.	The mechanics of exercising the JHIL option”.[4]

27.4 The Board papers for the Meeting of the JHI NV Board held on 18 September 2002 included a paper dated 5 September 2002 from Mr Shafron, dealing with the “Foundation and Related Matters”. The recommended action sought by management was:

“Recommended Action

1.	To note this paper and discuss any issues.

2.	Approve further work by management in relation to the steps discussed.

3.	To make a final decision on: request to cancel partly paid shares; capital structure of ABN 60; and transfer of control of ABN 60 later this year once the board receives final external legal advice”.[5]

27.5 The minutes of the JHI NV Board Meeting confirm that Mr Morley and Mr Shafron reported on the viability of ceding control of ABN 60 to the Foundation.6

27.6 On 17 October 2002 Allens Arthur Robinson, on instructions from JHI NV, wrote to Mallesons Stephen Jaques, the solicitors for the Foundation.7 The letter outlined a proposal by JHI NV for change of control of ABN 60 from JHI NV to the Foundation. The letter advised:

“Our client understands that the Foundation’s management wishes to focus its attention on the proper management of the asbestos claims that are brought against its subsidiaries. Accordingly, the arrangements proposed in this letter have had regard to such concerns as best understood by our client.

[4]	Ex 296, Tab 8.

[5]	Ex 283, Vol 8, Tab Sep. 02; see also Ex 121, Tab 136, p. 3251.

[6]	Ex 283, Vol 8. Tab Nov. 02.

[7]	Ex 187, Vol 2, Tab 50, p. 462.

In light of this proposal, our client has formally responded to a letter of Sir Llew Edwards to Peter Macdonald of 27 September 2001. We enclose a copy of a letter from Peter Macdonald.

We are instructed to let you know that JHI NV believes that the broad theme of this proposal is consistent with recent discussions our respective clients have held”.

The proposal was to:

“•	transfer from ABN 60 to JHI NV all of ABN 60’s non-cash assets and liabilities at their approximate fair market value;

•	provide ABN 60 with approximately $91 million in cash assets which is in excess of the present value of the amount payable for the covenant and indemnity pursuant to the existing deed of covenant and indemnity dated February 2001 between ABN 60, Amaca and Amaba (as amended on 10 September 2001) (Existing Deed);

•	JHI NV considers that after the transfer of control of ABN 60 to the Foundation that the payments contemplated by the Existing Deed should be made (and the Proposed Deed requires this to happen). This is consistent with the original intent of ABN 60 at the time of entering into the Existing Deed; and

•	cancel the partly paid shares of ABN 60 before effecting the transfer of control and execution of the Proposed Deed. ABN 60 currently has on issue 270 ordinary fully paid shares and 100,000 partly paid ordinary shares.”[8]

27.7 The alternative to the proposal was noted as being the formal exercise of “the put option that exists under the terms of the Existing Deed”.9

27.8 A draft Deed of Covenant, Indemnity and Access was enclosed with the letter.

27.9 The Foundation directors had briefed Mr Fairlie of Mallesons Stephen Jaques as to the position of the Foundation in or around June 2001.10 Preliminary views were provided by Mr Fairlie to the Amaca Board on 19 June 200211 in relation to the “likely shortfall in funds” available to Amaca and Amaba. A formal summary advice dated 3 July 2002 was subsequently provided. Whilst identifying possible actions for misleading conduct, the issue of appropriate and practical remedies was considered to

[8]	Ex 187, Vol 2, Tab 50, pp. 462–463.

[9]	Ex 187, Vol 2, Tab 50, p. 463.

[10]	Ex 7, MRCF 2, Tab 21, p. 27.

[11]	Ex 327, Tab 5.

be more difficult. Mr Walker SC’s advice in conference on 5 July 2002 was even less encouraging.12

27.10 Without wishing to canvass the details of the legal advice given to the Foundation it is in my view important to appreciate the tenor of the advice. This is particularly so insofar as the advice impacts on the manner in which the Foundation dealt with JHIL at this time. This is illustrated in an email Mr Cooper sent to Mr Bancroft of Mallesons Stephen Jaques on 19 October 2001:

“2.	JHIL Response to our letter advising of Upward Revision of Claims Estimates

...

The key question upon which we seek your advice is an extension of the previous, namely, are the Amaca Directors prejudicing the company’s interests by not pressing JHIL on this matter, irrespective of whether JHIL need to address it formally as a claim.

Of consideration is the fact that we did not believe that our letter could have been considered as a “claim”, rather a provision of information and request for a meeting. We had received your earlier preliminary advice that we had very weak legal grounds upon which to build a case for more funding or related action against JHIL.

We seek to ensure the best result for our constituents which probably falls to the “persuasion” / risk of negative publicity etc rather than legal “pressure”.” 13

27.11 When Mr Cooper received the first draft of the proposed Deed of Covenant, Indemnity and Access from Mr Shafron in late October14 he “read the document thoroughly” and concluded that the covenants contained in the deed “were broader than those in the Original Deed”.15

27.12 Receipt of the new Deed of Covenant, Indemnity and Access was noted at a meeting of the directors of Amaca on 24 October 2002 and advice sought so that “the Board may be fully appraised of the specific provisions including any variations from the Deed currently in place”.16

[12]	Ex 296, Last Tab 14.

[13]	Ex 327, Tab 2, p. 2.

[14]	Cooper, Ex 5, p. 40, para. 182.

[15]	Cooper, Ex 5, p. 40, para. 183.

[16]	Ex 7, MRCF 2, Tab 25, p. 34; Cooper, Ex 5, p. 40, para. 183.

27.13 Advice was subsequently received from Mallesons Stephen Jaques.17 This advice was considered at the meeting of the directors of Amaca on 27 November 2002:

“A letter of advice from Mallesons of 22 November summarising key provisions of the proposed ABN60 deed was tabled. It was RESOLVED that, under the proposed Deed, the Board has no way of assessing the value of the ABN60 assets as proposed as against the extensive set of liabilities and commitments required of the Board and prospective future directors of ABN60. It was noted that the provisions of the Deed contain significantly extended indemnities over the existing deed. It was also noted that the response to the Board concerns re extent of assets as per Board letter of 26 September 2001 was unsatisfactory. D Cooper was instructed to advise James Hardie and our legal representatives that the proposed Deed is unacceptable and the Board remains disappointed with the lack of response to our letter of 26 September 2001”.18

27.14 Mr Cooper telephoned Mr Shafron on 2 December 2002 and informed him of the Board’s decision to reject the Deed.19 JHIL requested a meeting with Sir Llew Edwards and Mr Cooper for 16 December 2002.20

27.15 The concerns that Mr Cooper expressed to Mr Shafron are summarised in an email Mr Shafron sent to Mr Robb on 5 December 2002. That email was then forwarded by Mr Robb to Mr Bancroft and Ms Hunter at Mallesons Stephen Jaques.21

27.16 Sir Llew Edwards and Mr Cooper met with Mr Macdonald on 16 December 2002. Mr Cooper prepared a file note of the meeting.22 The file note was tabled and the meeting discussed by the Amaca Board on 17 December 2002.23

“... it was RESOLVED that a revised deed embodying the principle espoused by P Macdonald, namely, that no new commitments be required of Amaca, would be considered by Directors”.24

27.17 Mr Gill resigned as a director of MRCF and all subsidiaries on 30 January 2003.25

[17]	Cooper, Ex 5, p. 40, para. 184; Ex 327, Tab 9.

[18]	Ex 7, MRCF 2, Tab 27, p. 37.

[19]	Cooper, Ex 5, p. 40, para. 186.

[20]	Cooper, Ex 5, pp. 40-41, para. 187.

[21]	Ex 7, MRCF 1, Vol 2, Tab 52, p. 553.

[22]	Cooper, Ex 5, p. 41, para. 189; Ex 7, MRCF 1, Tab 53, p. 556.

[23]	Ex 5, p. 41, para. 190.

[24]	Ex 7, MRCF 2, Tab 29, p. 39.

[25]	Ex 276; Tab 5, p.2; Ex 7, MRCF 1, Tab 54, p. 558.

27.18 Mr Cooper met with Mr Morley and Mr Shafron on 21 January 2003 to discuss the Deed of Covenant, Indemnity and Access.26 Mr Cooper informed Mr Morley and Mr Shafron that the replacement deed did not meet the requirement for no new commitments on the part of Amaca and its directors. Mr Cooper also indicated the shortfall of funds to meet future claims was $500m. Mr Morley and Mr Shafron indicated they were determined to transfer ABN 60. Mr Cooper prepared a file note. Part of the note reads:

“To my questions – they say they cannot meet requirements for additional funds; would “blow apart” the separation. They again “defended” the extent of assets originally provided, despite non-use of latest data. To my assertion that this affected the support of Directors, they re-iterated that they could do nothing and that they were responsible for the funding and would be required to defend it. They confirmed that they are concerned about the PR risk to them but, again, say they cannot do anything”.27

27.19 It also appears that JHI NV’s intentions were “flagged” to put ABN 60 to Amaca by “end March (or 14 days from 19 February) should negotiations on a deed not be successful”.28

27.20 Mr Shafron’s board paper dated 3 February 2003 provided:

“1.	Background and overview

For reasons previously discussed with the Board and more fully set out below, it would seem to make sense – for both JHI NV and ABN 60 (formerly James Hardie Industries Limited) – that the Foundation be given direct access to the full amount of the indemnity payments due to it (see section 3 below).

Circumstances have changed somewhat since the set up of the Foundation in February 2001 and the October 2001 restructure. From a cash point of view, the Company was not in a position to repay or pass across the indemnity amount in a lump sum prior to the sale of James Hardie Gypsum in April of 2002 (see sections 3 and 4 below). From a debt market point of view, the Company did not fully appreciate that continued arrangements in place between the Company and the Foundation would compromise its ability to borrow or refinance on optimal terms (see section 5). Nor did the Company anticipate the accounting treatment that the Foundation would adopt in respect of the indemnity payment receivable; it effectively ignores the future payments in the presentation of its balance sheets (see section 6).

The preferred method of giving the Foundation direct access to the indemnity payments is by the transfer of control of ABN 60 to the Foundation. If the indemnity payments were simply repaid as a lump sum from ABN 60 to the Foundation then the Foundation would lose a large amount of that payment in Australian tax. In any

[26]	Cooper, Ex 5, p. 41, para. 191.

[27]	Ex 7, MRCF 1, Tab 55, p. 559.

[28]	Ex 7, MRCF 2, Tab 30.

event, ABN 60 is not able to force the Foundation to accept early repayment – other than on the specific terms of the indemnity document. Transferring control of ABN 60, with the indemnity payment and other funds in ABN 60, avoids tax leakage and ensures that the largest possible amount remains available to claimants. This result was not possible prior to the enactment of new tax consolidation rules in Australia on 1 July 2002 (see section 7).

One of the issues arising from the transfer of control of ABN 60 is the question as to whether there is any continued need for the partly paid shares that were issued by ABN 60 to JHINV in October of 2002 (see section 8). It does not make sense for the Foundation to acquire the partly paids for reasons set out more fully below. Investigations by ABN 60 since earlier this year indicate that, while there can be no absolute certainty, there would seem to be no ongoing or future need for the partly paid shares to remain in place (see section 9). Section 10 sets out some of the advantages to the Foundation of being transferred control of ABN 60; Section 11 identifies the legal advice obtained and Section 12 covers timing and logistics; Section 13 lists the relevant Annexures to this paper”.29

27.21 Mr Shafron’s paper included comments on the Foundation, which reflected the then perceived commercial reality of any association with asbestos albeit even one distanced by the corporate veil.

“5.	US debt market experience

The Foundation was set up to be independent of the JHI NV group and that is how it has operated since its inception. An extract from our FY02 accounts sets out the position:

The Foundation is managed by independent trustees and operates entirely independently of James Hardie. James Hardie does not control the activities of the Foundation in any way and, effective from February 16, 2001, does not own or control the activities of JH & Coy or Jsekarb. In particular, the trustees are responsible for the effective management of claims against JH & Coy and Jsekarb, and for the investment of their assets. James Hardie has no economic interest in the Foundation, JH & Coy or Jsekarb; it has no right to dividends or capital distributions, nor will it benefit in the event that there is ultimately a surplus of funds in the Foundation, JH & Coy or Jsekarb following satisfaction of all asbestos-related liabilities.

Notwithstanding this, recent experience (June to October 2002) renegotiating the terms of the Company’s long term notes indicates that the mere existence of arrangements with the Foundation causes anxiety among certain lenders at least and prejudices the position of and the terms available to the Company.

The note’s renegotiation was seriously delayed by the Foundation issue and at worst it would seem as though the renegotiated terms were substantially less favourable than they would have been without the connection to the Foundation. (The delay in renegotiation saw interest rates fall and cost James Hardie around USD4M.) A note from Peter Walraven, debt specialist with JP Morgan, substantiates this concern in Annexure F.

[29]	Ex 121, Vol 8, Tab 136, pp. 3243-3249 at 3243-3244.

Other recent transactions, such as the attempted sale (by Cemplank to a third party) and lease back (to JH US) of industrial land connected with the acquisition of the two Cemplank fiber cement sites in December 2001, were also adversely impacted by the Company’s former subsidiaries’ liabilities and the ongoing connection to the Foundation (according to CRIC, the lead investor engaged to put the financial aspects of the transaction together). That deal was delayed to the point where it could not go forward and the land was not transferred in the manner planned”.30

27.22 Sir Llew Edwards wrote to Mr Macdonald on 10 February 2003.31 The letter referred to discussions over the previous two years with Mr Macdonald and his executive team in relation to the inadequacy of funding to meet future claims. Observations in the letter included:

“...contrary to the indications given to ourselves, the government and to the community in public statements, our assets are expected to last only some four to five years, with some 80% of future victims being unlikely to have their claims considered let alone met.

...

Amaca will meet its legal obligations under the original deed, however, no Foundation director is presently prepared to become a director of ABN60. The acquisition of ABN60 by the Foundation effectively divests from the new James Hardie Group that company which itself manufactured asbestos products and was the holding company for Amaca over that company’s years of involvement in asbestos manufacture. We are advised there may be some $25m of additional assets accompanying ABN60 however, given the changed liability profile, this amount appears to be grossly inadequate to deal with the currently expected level of future claims.

We note with interest the AFR article of February 3 wherein you are quoted in relation to a possible capital return to shareholders. We believe that your Board would share our view that issues of corporate social responsibility are critical in today’s environment of triple bottom line reporting. We strongly believe that you should give serious consideration to now making further funds available to compensate future victims of asbestos disease arising from the James Hardie organisation’s corporate stewardship over some 65 years and of the attendant dividends and capital growth for shareholders over that period.

...

James Hardie may assert that in 2001 it took account of expected future claims in establishing the Foundation and transferring the previous asbestos producing subsidiaries to that entity. In 2003, James Hardie wishes to similarly transfer the major corporate vehicle of those asbestos producing years to the Foundation. However, in so doing, it has apparently chosen not to take account of the current

[30]	Ex 121, Vol 8, Tab 136, pp. 3245-3246; See also the email from Mr Walraven, the managing director of JP Morgan Securities “The Debt Renegotiation Foundation Implications”; Ex 121, Vol 8, Tab 137, p. 3382.

[31]	Ex 3, Vol 1, Tab 13, pp. 137–138.

forecast of expected future claims, nor of earlier forecast deficiencies which have previously been pointed out by the Foundation”.32

27.23 The Board of JHI NV met in New Zealand on 12 February 2003. The Board Papers included various papers and advice from Allens Arthur Robinson; Mr Archibald QC, Dutch lawyers De Braw Blackstone Westbrook draft resolutions, the latest draft of the Deed of Covenant, Indemnity and Access, and a report on asbestos-related litigation involving ABN 60 from Mr Attrill’s Litigation Management Group.33

The relevant Board minute notes:

“FOUNDATION	Mr D Robb (Allen Arthur Robinson) joined the meeting.

Mr PG Morley provided background and overview concerning the possible ABN transfer and Mr PJ Shafron spoke to his paper.

Mr Macdonald discussed recent communications with the Medical Research and Compensation Foundation. The board discussed each of the issues associated with a transfer of ABN 60 and the cancellation of partly paid shares. It instructed management to continue discussions with the Foundation and to report again upon further developments”.[34]

27.24 A meeting was held with Mr Macdonald on 13 February 2003. Mr Morley, Sir Llew Edwards, Mr Jollie and Mr Cooper were also present.35 Mr Macdonald acknowledged receipt of Amaca’s letter of 10 February 2003 and confirmed that the letter had been discussed at the JHI NV Board and “resulted in robust debate on the issues”. Mr Macdonald stated that they wished “to repay the funds due and an additional $20m surplus on a tax and friction free basis”. He stated that “JH companies” had no liability and it would be against shareholders’ interests to provide funds.

27.25 Mr Jollie put forward various reasons as to why payment could be justified, including the risk of litigation. Mr Macdonald replied:

[32]	Ex 3, Vol 1, Tab 13, pp. 137–138.

[33]	Ex 121, Vol 8, Tab 136.

[34]	Ex 121, Vol 8, Tab 135, p. 3241.

[35]	Mr Cooper prepared a file note of the meeting; Ex 7, MRCF 1, Tab 56, p. 560–561.

“... that he regarded this as a well considered response and together with his Chairman and advisers would assess this prospect though he stated his initial feeling that this may be a difficult proposition. He gave a different reason for the “difficulty” by referring to the need to support his previous and current market statements..

PMacd indicated that we would receive a letter relating to the proposed Deed which we may find challenging but which is meant to propose a rationale as to why the execution of the Deed by Amaca should be perceived as being in the interest of that Company”.36

27.26 JHI NV responded to Amaca’s letter of 10 February 2003 by letter dated 19 February 2003.37 The letter stated that Amaca’s letter was discussed at the JHI NV Board meeting on 12 February 2003. The letter advised that JHI NV was not “able to make additional funds available to the Foundation”.38

27.27 The letter was considered by the Amaca Board at a meeting on 26 February 2003. The Amaca Board Meeting was also attended by Mr Bancroft and Mr Gill.39

27.28 Amaca responded to JHI NV by letter dated 3 March 2003.40 The letter briefly dealt with funding and sought various amendments to the Deed of Covenant, Indemnity and Access. The letter also complained that the “deadline” was unrealistic and unreasonable.41 The letter concluded:

“Should you decide for whatever reason to put ABN60 with a lesser level of cash assets, potential liabilities for non-asbestos claims and with the unanticipated adverse financial consequences for the Foundation and its stakeholders, then this will clearly have adverse implications for all parties”.42

27.29 JHI NV replied by letter dated 4 March 2003 indicating various amendments.43 The matter was considered by the Amaca Board at a meeting on 12 March 2003.44 The Board determined that the Deed was still unacceptable. On 12 March 2003 Mr Shafron reported by email to Mr Macdonald and Mr Morley on a meeting with Mr Cooper and Mr Bancroft. He described the meeting as “encouraging”. He said:

[36]	Ex 7, MRCF 1,Tab 56, p. 561.

[37]	Ex 3, Vol 1, Tab 15, pp. 141–145.

[38]	Ex 3, Vol 1, Tab 15, p. 142.

[39]	Ex 7, MRCF 2, Tab 33.

[40]	Ex 3, Vol 1, Tab 16, pp. 146–148.

[41]	Ex 3, Vol 1, Tab 16, p. 148.

[42]	Ex 3, Vol 1, Tab 16, p. 148.

[43]	Ex 3, Vol 1, Tab 17, pp. 149–150.

[44]	This meeting is referred to in the Amaca Minutes of the Meeting of Directors on 17 March 2003. Ex 7, MRCF 2, Tab 35, p. 47.

“...we made some of the small concessions (D&O, separate deeds, covenant not to sue on the partly paids) but reserved on the middle (arbitration, confidentiality of disputes) and big points (document confidentiality, balance sheet warranty, covenant not to sue on the establishment of the Foundation)”.45

27.30 Under the heading “Issues”, he observed:

“They have sought and I think we will need to give a warranty that the balance sheet has been prepared in accordance with current accounting standards.

In addition I plan to concede, if necessary, on: arbitration and confidentiality of disputes. I don’t intent to concede on document confidentiality and covenant not to sue on establishment of the Foundation”.46

27.31 The Amaca Board met again on 17 March 2003 (Mr Bancroft was in attendance).47 The Board resolved:

“that Mallesons should advise Allens of the Board’s rejection of these deeds and put JHINV on notice in relation to any agreements entered into prior to exercising a “put option” alternative”.48

27.32 On 17 March Mallesons Stephen Jaques wrote to Mr Robb at Allens Arthur Robinson advising that the Foundation was not prepared to accept the proposal to transfer control of ABN 60 on the terms set out in the proposed Deed.49 The letter concluded by requesting 48 hours notice of any action to exercise the “put option”. Mr Macdonald responded in a letter to the Amaca Board on 20 March 2003, expressing his disappointment with the decision of the Amaca Board and confirming agreement with a 48 hour notification prior to exercise of the option.50

27.33 Sir Llew Edwards wrote to Mr Macdonald on 25 March 2003 acknowledging Mr Macdonald’s agreement to the provision of 48 hours notice and also seeking that notice to apply to any related action, namely:

“any agreement or other transaction undertaken by ABN 60 of a nature similar to that proposed during our discussions on a negotiated deed”.51

27.34 On 2 April 2003 Mr Macdonald wrote to the directors of Amaca advising them that JHI NV had reconsidered its position and transferred ABN 60 to a new

[45]	Ex 122, Vol 1, Tab 13, p. 94.

[46]	Ex 122, Vol 1, Tab 13, p. 94.

[47]	Mr Hutchinson had joined the Board on 26 February 2003: Ex 276, Tab 5, Ex 7, MRCF2, Tab 35.

[48]	Ex 7, MRCF 2, Tab 35, p. 48; Cooper, Ex 5, p. 42, para. 200.

[49]	Ex 187, Vol 3, Tab 70, p. 711.

[50]	Ex 3, Vol 1, Tab 19, p. 152.

[51]	Ex 3, Vol 1, Tab 20, p. 153.

foundation.52 Mr Macdonald proposed a meeting on 22 May to explain the development in more detail.53 At this stage the Foundation was unaware that the partly paids had already been cancelled (on 15 March) and ABN 60 transferred to a new Foundation (on 31 March).

The role of Mr Morley and Mr Salter

27.35 In or about August 2002 Mr Salter became aware that Messrs Macdonald, Shafron and Morley, together with other members of JHIL management, were considering the possibility of transferring “... ABN 60 to Amaca, possibly by exercising the put option contained in the Deed of Covenant and Indemnity ...”.54

27.36 “From around September 2002 to March 2003 ...” Mr Salter “participated in regular meetings and telephone calls involving JHIL management and JHIL’s external advisers, including Allens Arthur Robinson and PricewaterhouseCoopers”.55 Mr Salter also said:

“As far as I can recall, all preparations for the transfer of ABN 60 to Amaca proceeded on the basis that the partly paid shares held by James Hardie Industries NV (JHINV) in ABN 60 would be cancelled prior to its transfer”.56

27.37 There were a number of legal, accounting and administrative aspects of the proposed transfer of ABN 60 to the Foundation. This is illustrated by reference to one of the several iterations of the so called “step plan”, identifying various issues and actions required in relation to the proposal57 which was circulated to Mr Salter and others as an email attachment on 29 August 2002.58 The “Step plan” specifically identified cancellation of the partly paid shares as one of the actions required. Step 5 under the heading “Issue” read:

[52]	Ex 3, Vol 1, Tab 21, pp. 154–155.

[53]	Ex 3, Vol 1, Tab 21, p. 155.

[54]	Salter, Ex 103, p. 8, para. 39.

[55]	Salter, Ex 103, p. 8, para. 40.

[56]	Salter, Ex 103, p. 8, para. 41.

[57]	There are earlier versions of the plan, for example, Ex 119. These plans were part of an iterative process involving JHIL management and its advisors. Mr Salter briefly described the process in his oral evidence; see Salter, T 1993.7–29.

[58]	Ex 116.

“Cancel partly paid shares

ABN 60 has on issue 100,000 Partly Paid shares paid to $50.00 each with uncalled of $19,603.62 each. This call potential from JHINV will not be available to the MRCF”.59

27.38 The proposed transfer also involved consideration of ABN 60’s liabilities, in that “... ABN 60 would have to be capitalised to the extent of those liabilities with that capital replacing the partly paid shares which would be cancelled”.60 The liabilities in question included those arising out of asbestos litigation. On 9 August 2002 Mr Morley instructed Mr Attrill to provide him with “a report on all asbestos litigation involving ABN 60”.61 Mr Attrill provided the report on 18 October 2002.62

27.39 Mr Velez of the legal firm Watson Mangioni was retained in or about

27.40 August 2002 to advise Mr Morley and Mr Salter in their capacity as directors of ABN 60 in relation to any decision concerning the cancellation of the partly paid shares.63 The evidence is not entirely clear as to the course of dealings with Mr Velez but it seems that Mr Morley met with Mr Velez at least twice around this time and Mr Salter attended one meeting with Mr Velez, Mr Robb and Mr Blanchard.64 .

27.41 Mr Velez provided Mr Morley with a draft advice by email on 19 November 2002.65 Mr Velez also sent a copy of the draft advice to Mr Oakes SC for his review and comment. Mr Morley forwarded the advice to Mr Salter on 21 November 2002. Mr Velez’s advice included a summary:

“1.	ABN 60 may implement the proposed reduction of share capital if, among other things, the reduction does not materially prejudice ABN 60’s ability to pay its creditors.

2.	We consider the better view is that “creditor” includes a person who may bring a claim against ABN 60 with respect to asbestos-related diseases where

[59]	Ex 116.

[60]	Morley, Ex 122, p. 7, para. 34.

[61]	Morley, Ex 122, p. 7, para. 34; Morley, Ex 122, Vol 1, Tab 9, p. 50.

[62]	Morley, Ex 122, Vol 1, Tab 10, p. 54.

[63]	Morley, Ex 122, p. 7, para. 36; Salter, Ex 103, p. 8, paras 42–43.

[64]	Salter, T 1996.24–45. A letter from Mr Blanchard of Allens Arthur Robinson dated 5 September 2002 to Mr Velez refers to a meeting involving Mr Velez, Mr Morley, Mr Salter and a representative of Allens, on 21 August 2002. The letter forwarded a number of documents to Mr Velez by way of background information. Ex 103, Vol 1, Tab 17, p. 84. Mr Salter provided further information to Mr Velez on 25 September 2002. Ex 103,Vol 1, Tab 18, p. 861.

[65]	Ex 103, Vol 1, Tab 24, pp. 110–123.

the act or omission by ABN 60 giving that person the right to bring a claim occurred prior to the reduction of capital even if ABN has no notice of that claim at the time of the reduction.

3.	A reduction of capital undertaken by ABN 60 without regard to the impact of the reduction on potential claimants for asbestos-related diseases may expose the directors to claims for compensation for insolvent trading, civil penalties and disqualification from managing a corporation.

4.	In the current circumstances of ABN 60, it is strongly advisable that the directors of ABN 60 commission an actuarial analysis to quantify the potential liability of ABN 60 to claims in relation to asbestos-related diseases before implementing the proposed reduction”.

27.42 ABN 60’s power to reduce its share capital derives from s 256B of the Corporations Act 2001 (Cth). Section 256B provides:

“SECTION 256B COMPANY MAY MAKE REDUCTION NOT OTHERWISE AUTHORISED

256b(1)A company may reduce its share capital in a way that is not otherwise authorised by law if the reduction:

(a)	is fair and reasonable to the company’s shareholders as a whole; and

(b)	does not materially prejudice the company’s ability to pay its creditors; and

(c)	is approved by shareholders under section 256C.

A cancellation of a share for no consideration is a reduction of share capital, but paragraph (b) does not apply to this kind of reduction.

Note 1: One of the ways in which a company might reduce its share capital is cancelling uncalled capital ...”

27.43 I note that there was some advice given to JHI NV at this time by Allens Arthur Robinson to the effect that if the partly paid shares were cancelled for no consideration, that s 256B(1)(b) of the Corporations Act 2001 (Cth) would not apply. This view was for a time also propounded in the submissions on behalf of JHI NV.66 Mr Bathurst QC in an oral submission on behalf of Allens Arthur Robinson noted that it was not a proposition put on behalf of Allens Arthur Robinson or one that was “sustainable on a proper construction of the section”.67 I agree with this view. Further, Mr Meagher SC appeared to adopt a similar view in his oral submissions.68

[66]	JHI NV Initial Submissions on Terms of Reference 2 and 3, p. 201, para. 16.1.4; see also JHI NV Submissions in Reply on Terms of Reference 1 to 3, p. 68, para. 13.9.

[67]	Bathurst, T 3871.17–33.

[68]	Meagher, T 3880.27–43.

In any event, for all practical purposes, the matter proceeded on the basis that s 256B(1) did apply.

27.44 To that end, on 10 December 2002, Allens Arthur Robinson forwarded an advice with the subject of “ABN 60 Creditor Analysis” to Mr Shafron. The advice dealt with the question of who could properly be considered a creditor for the purposes of s 256B of the Corporations Act 2001 (Cth).69

“ As can be seen by the above analysis courts in different contexts come to different views about who are creditors and what are debts. In the absence of any direct decisions on point, to come to a view on who should be considered creditors for the purposes of s 256B we must consider the appropriateness of the analysis in these other contexts. Whilst it is possible to express what should be the appropriate outcome, given it is only a process of reasoning it is clearly possible for minds to differ.

However in our opinion the better view, is that the following people are creditors for the purposes of section 256B:

1.	a person owed a certain sum of money pursuant to a current binding obligation;

2.	a person with a current claim against the company, or who has threatened to make such a claim, whether for a certain sum or for unliquidated damages;

3.	a class of people having the potential right to claim under circumstances which have already arisen giving them such a right and whose claims are predictable and reasonably certain to occur in the future. The strongest example in the context of people exposed to asbestos are those who currently manifest symptoms of an asbestos induced disease but who are yet to make a claim. It is quite possible that people exposed to asbestos who have not yet manifested any symptoms are also creditors for these purposes, provided such claims are predictable and reasonably certain to occur in the future. Including such people as creditors is certainly a prudent approach to adopt”.

27.45 Mr Archibald QC was also briefed to advise on the issue.70 In a written advice dated 20 December 2002, he concluded:

“It is likely, in my view, that the expression “creditors” in s. 256B is to be construed in a broad rather than a narrow fashion. Such an approach is consistent with (but not yoked inexorably to) the concept of creditor as employed in s. 195 of the Corporations Law. Such an approach would also be in harmony with the expansion of the class of persons capable of proving in a winding up effected by s. 553. It would meet, at least to some extent, the public interest considerations which were relevant under the previous legislation to the exercise by a court of its function of

[69]	Ex 187, Vol 2, Tab 51, pp. 492–513 at pp. 505–506.

[70]	Ex 187, Vol 2, Tab 52, pp. 514–518.

determining whether to confirm a reduction of capital. The position of “future creditors” was part of that public interest concern”.71

“17.	The consequence of the foregoing is that “creditors” of ABN 60 will include persons who, at the time of which the directors of ABN are deliberating under question whether to proceed with the capital reduction –

(a)	have an enforceable entitlement to be paid a sum of money by ABN 60 (for example, pursuant to a final judgement of a court in relation to an asbestos related injury);

(b)	a person who has instituted a legal proceeding against the company in respect of such a claim, but that proceeding has not reached the stage of final determination;

(c)	a person who has conveyed to ABN 60 an intention to institute proceeding in respect of such an injury;

(d)	a person who, by reason of prior events, is reasonably likely to have, and to make, such a claim but who has not yet communicated to the company to ABN 60 an intention to make such a claim”.[72]

He went on to say:

“Further I consider for like reasons, that persons who, by reason of prior exposure to asbestos, are reasonably likely to manifest such symptoms at a later time, and who have not instituted a claim or indicated an intention to institute a claim, are also included in that category. The existence of a real likelihood that a prospective liability will be established has been employed in cognate areas. See, for example, Re Saebar, (1971) 18 FLR 317. Clearly, it may be very difficult to identify the individual persons who would constitute such “creditors”. However, statistics may assist in establishing the likely number of claimants and the likely nature of their alleged injuries, as would (no doubt) reference to information as to the period of time within which symptoms of asbestos related diseases would manifest themselves. Assessment of the strength and likely success of such claims will of course be difficult but actuarial and like analysis will probably be capable of yielding some measure of quantification that will assist the Board in this respect. The matter should, in my view, be approached in a commercial and realistic way. This is consonant with a view that claims that are predictable and reasonably likely to emerge (but which have not yet emerged) ought to be taken into account in the way that an insurer does”.73

27.46 On 31 January 2003 Allens Arthur Robinson provided an advice to the directors of JHI NV with regard to the proposed transfer of JHI NV to the Foundation. Amongst other matters, that advice dealt with “Who are the creditors of ABN 60?”74 and attached the advice from Mr Archibald.

[71]	Ex 187, Vol 2, Tab 52, pp. 523–524.

[72]	Ex 187, Vol 2, Tab 53, p. 525.

[73]	Ex 187, Vol 2, Tab 53, p. 526.

[74]	Ex 187, Vol 2, Tab 57, pp. 535–557 at 541–543.

27.47 It is necessary to provide some detail of this advice in order that the actions of JHI NV, ABN 60 and its directors and JHI NV can be properly understood.

27.48 In the advice Allens Arthur Robinson agreed with Mr Archibald’s view that “creditors” was likely to be interpreted broadly in the context of s 256B of the Corporations Act 2001 (Cth). On that basis, pre-1937 claimants against ABN 60 should be included as creditors and appropriate amendments made and sufficient assets retained. The advice also noted:

“The advice that ABN 60 has received from us is that it is more likely than not that claims arising out of the events of the 1970s and 1980s, if they are brought, will fail. In those circumstances, we think the better view is that the relevant claimants are not “creditors”.

Although, as we have said, there are some statements which suggest that a lower threshold may be applicable, none of those statements has been made in a context which addresses the question whether a greater than 50% chance of success is necessary. Rather, they have been made in a context where the expectation is that a claim by an identifiable person will be made and will succeed. In our view, it is not consistent with the purpose of s 256B to require a company to consider a claim and make some allowance for it where the expectation is that it will fail. To require a company to do that would be to require the company to disregard what would be in the interests of shareholders in favour of persons who are not expected to exist.

Notwithstanding the views that we have expressed, there remains a real risk that a court will reach the opposite conclusion. Obviously, that risk could be reduced if ABN 60 retains sufficient capital to satisfy those claims or has adequate insurance coverage from a well rated insurer.

The most conservative approach would be to attempt to quantify the liability of Amaca and Amaba for post mid-1970s claims and to assume that those claims will also succeed against ABN 60, applying appropriate discounts having regard to factors such as the apportionment of responsibility between Amaca and Amaba on the one hand and ABN 60 on the other. However, we think the better approach would be to limit the analysis to claims that might be brought by employees. Although the reasoning in Wren’s case is not expressly limited to claims by employees, that was the relationship in that case. Moreover, in reaching its conclusion, the majority of the Court in Wren’s case relied on the fact that the class of potential claimants resulting from its judgment was not indeterminate. In addition, we think that there are good reasons for distinguishing the position of employees from other claimants. Typically, the law imposes more onerous obligations in relation to employees than it imposes in respect of others. Moreover, in Wren’s case, there was a direct relationship between the employees of CSR and the employee of its subsidiary to whom it was held to owe a duty. That direct relationship is unlikely to exist between third parties and ABN 60 employees who worked for Amaba and Amaca. For these reasons, we think a successful claim by third persons who are not employees is sufficiently remote to be able to say that there is not a “real likelihood” of liability being established, even on a broad interpretation of that expression.

We advise separately on the question of how to quantify the potential value of such claims”.75

27.49 On 31 January 2003 Allens Arthur Robinson also provided an advice addressed to Mr Shafron and Mr Morley on the merits of a claim being brought by the Foundation, or its subsidiaries, or any of their directors against ABN 60 or JHI NV in connection with the establishment of the Foundation.76

27.50 The advice proceeded on the assumption, the validity of which it did not examine, that in the establishment of the Foundation JHIL had engaged in misleading or deceptive conduct. The focus of the opinion was on what remedies might flow on that premise. Allens concluded that “it will be very difficult for the directors to establish that they or Amaca or Amaba have a right to a substantial remedy”.77 The reasoning was as follows:

“(e) On the other hand, we think it will be very difficult for the directors to establish that they or Amaca or Amaba have a right to a substantial remedy. Two possible arguments are available to them.

First, they might argue that they would never have entered into the transaction if the assumed misrepresentation had not been made. We do not believe a rescission-type claim could succeed, as the directors and Amaca and Amaba have effectively confirmed the transfer by proceeding since sending this letter on the basis that the contracted arrangements are in force.

Secondly, it is difficult to see how the directors or Amaca and Amaba have suffered any loss. (1) It may be that the directors would never have been directors. But it is difficult to see what loss they have suffered by becoming directors. (2) If the transaction had never occurred Amaca and Amaba are likely to have been worse off. It is true that they would never have given the indemnity to ABN 60. But nor would they have received the capital that they did. That is likely to be substantially more valuable to Amaca and Amaba than the indemnity is to ABN 60.

Consequently, those companies have not suffered any loss either”.

[75]	Ex 187, Vol 2, Tab 57, pp. 535–546 at 542–543.

[76]	Ex 187, Vol 2, Tab 57, pp. 557–560.

[77]	Ex 187, Vol 2, Tab 57, p. 559. This advice is consistent with the advice the Foundation received from Mallesons Stephen Jaques and Mr Walker SC: See for example, Ex 327, Tab 5; Ex 296, Last Tab 14.

27.51 As I have said, the advice assumes that the claims which might have been available to Coy or Jsekarb in respect of dividend payments and management fees were less valuable than the payments to be made under the Deed of Covenant and Indemnity. No formal examination of that question ever occurred. Mr Robb offered to provide a detailed advice, in late 2000 and early 2001, but JHIL decided not to obtain one. The advice goes on to suggest an alternative remedial theory:

“(g) The alternative argument available to the directors is an argument that, if the assumed misrepresentation had not been made, they would have put pressure on ABN 60 to contribute additional capital and it would have done so that Amaca and Amaba’s loss is to be measured by the amount of additional capital. In order to make out this case, however, the directors would need to prove that they would have insisted on an additional capital contribution and ABN 60 would have agreed to make that contribution. We think that would be a difficult thing to prove. Moreover, any damages claim would be limited to the additional amount of capital that the directors can prove ABN 60 would have contributed at that time”.

27.52 This approach was the subject of no further comment or consideration, it appears. In fact, as I discuss elsewhere, there is good reason to think that JHIL may have been prepared to pay some more to achieve separation (although certainly not the sort of amounts that would have been necessary to justify a statement that the Foundation was “fully funded”).

27.53 Nevertheless, Mr Morley’s interpretation of this advice was that there was no compensable claim:78

“By early February 2003 I had formed the view that it was not necessary for ABN 60 to make any provision for a liability to the Foundation or Amaca and Amaba arising out of the matters to which Sir Llew’s letter related”.79

Mr Salter apparently held a similar view, although his reasons are less clear in that he appears to have assumed, wrongly, that a claim in relation to the establishment of the Foundation was precluded by the “indemnities that were already in place between Amaca and Amaba and ABN 60”.80

[78]	Morley, T 2053.14–19.

[79]	Morley, Ex 122, p. 7, para. 37.

[80]	Salter, T 1945.11–32.

27.54 Mr Morley endeavoured to assess ABN 60’s liability for workers compensation claims. Via Mr Shafron he had received advice from insurance brokers JLT81 on this issue.

27.55 On 7 March 2003 Mr Robb forwarded a “revised note” to Mr Macdonald and Mr Shafron. This advice followed on from the advice given by Allens Arthur Robinson on 31 January 2002 on “Change of Control of ABN 60” and dealt with the valuation of claims against ABN 60 relating to the “Wren period”. (The period from the mid to late 1970s to 1987 when it is suggested ABN 60 had some employees who to some extent supervised the manufacturing activities of Amaca and Amaba).82

27.56 On 7 March 2003 by memorandum to Board members, Mr Macdonald “confirmed a board teleconference to approve the cancellation of the partly paid shares in ABN 60 (formerly JHIL) and the payment of outstanding sums to the Medical Research and Compensation Foundation”. The meeting was held by teleconference on 11 March 2003 (Sydney time).83 The directors of JHI NV resolved:

(a)	to transfer control of ABN 60 to Amaca and Amaba either by agreement or by exercise of the put option; and

(b)	to require ABN 60 to cancel the partly paid shares.

27.57 These resolutions were subject to approval of a committee of the Joint Board “to consider further advice and analysis and, if thought appropriate, to approve each of the transactions”.84

27.58 At this time JHI NV and its advisors were anticipating that the proposed transfer of ABN 60 to the Foundation would proceed85 and Mr Robb was expecting preliminary comment from Mr Bancroft on the most recent documentation on

[81]	Morley, Ex 122, Tab 12A, pp. 88–99, Tab 12B, pp. 92–93.

[82]	Ex 187, Vol 2, Tab 58, pp. 562–569.

[83]	Ex 121, Vol 8, Tab 138, pp. 3408–3411.

[84]	Ex 121, Vol 8, Tab 138, p. 3410.

[85]	See, for example, Mr Shafron’s email of 13 March 2003 to Mr Macdonald and Mr Morley; Ex 187, Vol 2, Tab 60, p. 572.

Monday 17 March 2003.86 This did not occur, instead he received the letter from Mr Bancroft saying that the Foundation would not execute the “negotiated transfer”.87

27.59 In the interim, Mr Morley was continuing with his endeavours to quantify ABN 60’s potential asbestos related liabilities.88 He recalled:

“1.	In around March I had one or two telephone conversations with Mr Velez plus an exchange of emails in which I sent him the calculations which I had been doing concerning ABN 60’s potential liability. In one or other of those conversations he told me that he would finalise the earlier draft advice and send a copy to Mr Salter. I have a vague recollection that I met Mr Velez in February with Mr Salter in relation to this same subject.

2.	By the middle of March 2003 I understood that I had to address the question whether ABN 60 should cancel the partly paid shares and enter into the proposed Deed of Covenant, Indemnity and Access by reference to the interests of that company.

3.	On 13 March 2003 (California time), I provided Mr Shafron with some preliminary calculations taking into account the Trowbridge March 1998 Report, verbal representations from the Foundation of a total asbestos liability at February 2003 of $650 million (net present value) and a revised advice from Allens on the Wren Period dated 14 March 2003 at (Sydney time) (attached to my email of 15 March 2003 at Tab 17). A copy of the email containing these calculations and Mr Shafron’s response is at Tab 14.

4.	By letter dated 14 March 2003, JHI NV requested that the directors of ABN 60 cancel the partly paid shares for no consideration. A copy of the letter is at Tab 15.

5.	On 14 March 2003 at 4.34pm (California time), I circulated, by email, to Messrs Salter, Shafron and Robb:

(a)	a draft of a memorandum of an analysis I had prepared of potential workers compensation claims against ABN 60 for the Wren Period;

(b)	Allens draft advice dated 14 March 2003;

(c)	advice from JLT by email dated 10 February 2003;

(d)	a draft advice from Watson Mangioni; and

(e)	an email from Mr Shafron dated 13 March 2003.

A copy of this email dated 15 March 2003 (Sydney time) is at Tab 16.

6.	On 15 March 2003 at 6.42pm (California time), I re-circulated a further email attaching my slightly amended memorandum which analysed workers

[86]	Robb, Ex 187, p. 17, paras 112–113; Ex 187, Vol 3, Tab 70, p. 711.

[87]	Ex 187, Vol 3, Tab 70, p. 711.

[88]	Ex 122, Vol 8, pp. 8–9.

compensation claims against ABN 60 during the Wren Period. A copy of this email is at Tab 17.

7.	At 10.31pm (California time) Mr Macdonald responded to my analysis, commenting that the calculations did not account for a growth in the $20 million surplus without deduction for some years before claims would be made against ABN 60. A copy of that email by Mr Macdonald is at Tab 18.

8.	On 15 March 2003 at approximately 1.00pm (California time), a meeting of directors of ABN 60 occurred. I was in California and Mr Salter was on the telephone from Sydney. We resolved to cancel the partly paid shares for no consideration. A copy of the minutes of the meeting signed by me is at Tab 19. Before that meeting I sent Mr Salter the copies of the various advices which had been received which addressed, in my view, ABN 60’s potential liability in respect of asbestos claims. At the same time I was aware of the earlier advice to ABN 60 concerning its possible liability to the Foundation. Taking into account all of those matters it was my view that the amount of money which was to be left in ABN 60 (then approximately $20 million in net assets) was in excess of the funds which would be required to meet any liabilities it had. During the telephone meeting with Mr Salter on 15 March I discussed these matters and my views with him. He indicated that he was of the same view. He told me that he was not aware of any other liabilities which ABN 60 had. After that we resolved in accordance with the minutes”.[89]

27.60 Mr Morley used the Allens Arthur Robinson advice of 14 March 2003 to further refine his calculations on providing for ABN 60’s asbestos liabilities. Mr Morley’s statement of 5 April 2004 describes the exercise in some detail.90

27.61 Mr Morley and Mr Salter did not follow Mr Velez’s advice to commission an actuarial analysis to quantify the potential liability of ABN 60 to claimants in relation to asbestos related diseases before implementing the proposed cancellation.91

27.62 In this context several aspects of Mr Morley’s oral evidence should be noted. Mr Morley admitted that the Trowbridge information that he relied on was out of date.92 Mr Morley said he relied on the figures because they were consistent with prior Trowbridge reports. He had looked at the June 1998 report and was able to update this by reference to the current data provided by Mr Attrill to Mr Shafron.93

[89]	Ex 122, pp. 8–9, paras 41–49.

[90]	Morley, Ex 121, pp. 46–49, paras 307–323.

[91]	Ex 103, Vol 1, Tab 24, pp. 110–111; Morley, T 2057.30–33.

[92]	Morley, T 2117.21–33.

[93]	Morley, T 2118.19–25; see also Morley, Ex 121, p. 47, para. 311.

Mr Morley recalled that method of calculation had been discussed “with Allens, our lawyers, that were working on this with me, and calculated it on that basis”.94

27.63 Further, Mr Morley was aware that Amaca faced insolvency within nine years and had allowed for three, five and seven year insolvency in his calculation.95

27.64 Mr Morley did not have the latest information on claims figures but had been “told ... a figure of 600 to 650 million”.96 Mr Morley’s belief at the time was that the calculation was generous. He said:

“...I used the information that was available to me. I spoke to Allens, the lawyers, and they analysed the workers compensation experience and I put it all together and calculated, I think, a number of about 11 million dollars”.[97]

27.65 Mr Morley did not provide Mr Salter with a copy of any advice from Allens Arthur Robinson dealing with possible liability to the Foundation arising out of the separation in February 2001, he assumed such advice would have been provided to Mr Salter by Allens Arthur Robinson.98 Nor did he discuss this advice with Mr Salter at any time.99

27.66 In cross-examination Mr Morley was unable to recall why he had not discussed a possible claim by the Foundation with the only other director of ABN 60, however, he claimed that this was not because he had already made up his mind to cancel the partly paid shares.100 He said:

“... I discussed these matters and my views with Salter on the 15th, so I would have discussed that advice as regards to the no claim. We both went through the workers compensation claims. We had an indemnity from JHI NV and we also had an indemnity at the time of setting up the Foundation from Amaca and Amaba for asbestos claims coming up to ABN 60”.101

27.67 In fact, at the date of cancellation, ABN 60 had no such indemnity from JHI NV. In addition, Mr Morley was forced to acknowledge that the indemnity from

[94]	Morley, T 2118.25–27.

[95]	Morley, T 2119.31–38.

[96]	Morley, T 2119.25–29.

[97]	Morley, T 2119.55–T 2120.1.

[98]	Morley, T 2124.18–57.

[99]	Morley, T 2124.40–41.

100	Morley, T 2125.4–21.

101	Morley, T 2125.5–21.

JHI NV did not apply to a claim from the Foundation.102 He says he relied on the advice from Allens Arthur Robinson that “any potential claim from the Foundation was not compensable”.103 Mr Morley accepted that by cancelling the partly paid shares ABN 60 was giving up recourse to $1.9 billion.104 Throughout cross-examination Mr Morley persisted with the view that appropriate advice had been taken and on the basis of that advice there was sufficient “cash” left in ABN 60 to meet all liabilities.105

27.68 Mr Morley agreed he was aware that when the partly paid shares were cancelled on 15 March 2003 that JHI NV was still negotiating with the Foundation with a view to transferring ABN 60 to the Foundation and his expectation was that the transaction would proceed and there would be a covenant not to sue in relation to asbestos claims.106

27.69 Two days later, Mr Morley participated in a conference in which Mr Ball cast doubt on the effectiveness of the Deed of Covenant and Indemnity as an answer to claims in respect of dividend payments and management fees.107 It does not seem to have occurred to him, or to anyone else on the JHI NV/ABN 60 side, that this might require further consideration to be given to the extent of the creditors of ABN 60.

Mr Salter

27.70 On 15 March 2003 Mr Salter had an expectation that ABN 60 would be transferred to Amaca on 17 March 2003.108 He reviewed the various advices including Mr Morley’s “Qualification Memorandum” of 14 March 2003109 prior to resolving to proceed with the cancellation of the partly paid shares.

27.71 In cross-examination Mr Salter acknowledged that he had always proceeded on the basis that the partly paid shares would be cancelled prior to transfer because

102	Morley, T 2125.35–41.

103	Morley, T 2125.43–19.

104	Morley, T 2126.12–15.

105	Morley, T 2126.21–27.

106	Morley, T 2264.11–30.

107	Ex 112; Morley, T 2267.38–2268.30.

108	Salter, Ex 103, p. 10, para. 55.

109	Ex 103, pp. 9–10, paras 51–54.

Mr Shafron had instructed him to operate on that basis.110 Indeed, he was not asked to consider any other scenario,111 did not question these instructions and accepted that the cancellation was part of the “game plan”.112

27.72 Mr Salter said that he was in no doubt that the partly paid shares were a very valuable right from ABN 60’s perspective which would not be given up without full and proper consideration.113 Further, he acknowledged that the outcome of $22m net assets was an outcome that Mr Morley wanted.114 Mr Salter agreed that he had not been released from his duties as an employee of the JHI NV group “to the extent that there might be a conflict” with his duties as a director of ABN 60.115

27.73 Although he was informed that an indemnity was going to be put in place as a substitute for the partly paid shares, there was no discussion on the precise terms of the indemnity.116 By contrast he did, however, have considerable involvement in the tax implications of the cancellation, especially in relation to the tax consequences for JHI NV.117 Other than taxation issues he did not recall any particular concerns as to any adverse consequence for ABN 60 regarding the cancellation.118

27.74 Mr Salter accepted that he gave no consideration to not agreeing to the cancellation of the partly paid shares.119 Further, Mr Salter understood from the advice of Mr Oakes SC that “a court would be likely to do everything possible to construe an asbestos-related claimant to be a creditor for the purpose of section 256B”.120

27.75 In addition, Mr Salter was aware of the letter of 21 September 2001 from Sir Llew Edwards “certainly before Christmas 2002”.121 However, as the correspondence was with JHI NV he did not understand this correspondence to involve a claim against

110	Salter, T 1925.26–52.

111	Salter, T 1926.1–3.

112	Salter, T 1926.27–30.

113	Salter, T 1928.49–57.

114	Salter, T 1929.30–36.

115	Salter, T 1930.14–21.

116	Salter, T 1930.46–56.

117	Salter, T 1932.19–24.

118	Salter, T 1932.32–44.

119	Salter, T 1933.1–36.

120	Salter, T 1935.41–51.

121	Salter, T 1936.41–58.

ABN 60.122 He was confident that he would have been informed if the Foundation intended to pursue the matter123 but understood that the Deed of Covenant, Indemnity and Access under consideration at that time did not provide any indemnity for a claim by the Foundation.124

27.76 He also realised that cancellation of the partly paid shares brought to an end the substantial means of satisfying a claim in respect of dividends paid by Amaca.125 I note that Mr Salter received the final version of the quantification memorandum on 25 April 2003 and Mr Velez’s advice on or around 28 March 2003,126 both after the shares had been cancelled.

Submissions

27.77 A number of submissions have been made by parties in relation to the cancellation of the partly paid shares and the actions of JHI NV and its officers, and in particular Mr Morley and Mr Cameron.

27.78 To the extent that these submissions involve adverse contentions, the burden of rebuttal has fallen primarily on JHI NV. The submissions in reply on behalf of JHI NV conveniently summarises the various themes that emerged from the submissions of other parties.

“(a)	Who is a creditor under s 256B of the Corporations Act ,and who were ABN 60’s creditors when the partly paid shares were cancelled?

(b)	Were Amaca and Amaba creditors of ABN 60 at the time of cancellation?

(c)	Was JHI NV a shadow director of ABN 60 in relation to the cancellation?

(d)	Did Mr Morley and Mr Salter breach any of the duties that each of them owed under the Corporations Act?

(e)	Did the cancellation occur to defeat the MRCF’s rights upon a winding up?

(f)	What are the consequences of any breach of the Corporations Act?”127

122	Salter, T 1937.13–19.

123	Salter, T 1938.40–49.

124	Salter, T 1945.19–22.

125	Salter, T 1975.46–1976.3.

126	Salter, Ex 103, p. 10, para. 56.

127	JHI NV Submissions in Reply on Terms of Reference 2 and 3, p. 64, para. 11.3.

27.79 I should also note that one of the threshold considerations to bear in mind in the present context is that the agitation with regard to whether there has been a failure to comply with the provisions of s 256B of the Corporations Act 2001 (Cth) to some extent diverts attention from the merits of the actual decision to cancel the partly paid shares.

27.80 Although the advice from Allens Arthur Robinson would permit the conclusion that any claims against ABN 60 were speculative, no advantages to ABN 60 were apparent. Relevantly, JHI NV still sought the benefit of the Deed of Covenant, Indemnity and Access against the risk of such claims. Arguably, if the issue was material to JHI NV, it must also have been material to the interests of ABN 60. Further, whilst Mr Morley undertook various calculations, it is not apparent that any consideration was given to creditors in the event that his calculations or the advice given to him was incorrect. Arguably, these claims were not amenable to precise calculation. There was also a possibility that ABN 60 might not be able to rely on the original Deed of Covenant and Indemnity in respect of claims arising out of the establishment of the Foundation.128 Accordingly, it is extremely difficult to identify how the interests of ABN 60 were being served.

27.81 In my view, the issue is not whether the directors of ABN 60 had the power to cancel the partly paid shares pursuant to s 256B of the Corporations Act, but did their actions in March 2003 contravene s 180(1) and/or 181(1) of the Corporations Act 2001 (Cth).

27.82 As to the first question, the meaning of the word “creditor” for the purposes of s 256B of the Corporations Act 2001 (Cth) is a matter of some complexity. However, for present purposes it is sufficient for me to proceed on the basis that Mr Archibald’s opinion is sound, a view with which I have considerable sympathy.

27.83 As to the second issue, one of the difficulties confronting the Foundation is the lack of clarity of the claims possibly foreshadowed during its dealings with JHIL/ABN 60 and JHI NV following separation in February 2001. In this context I also note the advice given to the Foundation by its own legal advisors at the relevant time. JHI NV’s submissions make the point that it would be harsh to criticise

128	See Mr Lawrance’s File Note of 17 March 2003, Ex 112.

ABN 60’s directors for not treating Amaca and Amaba as creditors, having regard to the advice those companies had as to the value of the claims against ABN 60.

27.84 As to the issue of shadow or de facto directorship, I find it difficult to conclude, for example, that Mr Salter did not simply follow instructions. For his part, Mr Morley endeavours to estimate ABN 60’s liabilities were at one level well intentioned but nonetheless unquestioning of a predetermined objective to achieve separation of ABN 60, which of necessity must be preceded by cancellation of the partly paid shares.

27.85 Accordingly, in my view, it may be open to conclude that JHI NV was a shadow director of ABN 60.

27.86 As to the fourth issue, as I have indicated earlier, in my view, s 256B(l)(b) of the Corporations Act 2001 (Cth) applied to the cancellation of the partly paid shares. Numerous submissions were made as to claims that might arise against the directors of ABN 60, JHI NV, officers of JHI NV and Allens in respect of the cancellation of the partly paid shares.

27.87 It is convenient to focus on the position of the directors of ABN 60. I say this because the circumstances give rise to a reasonable case for the proposition that JHI NV was a de facto or shadow director of ABN 60.129 If there were such a finding, and a case of breach of directors’ duties could be made out, it might be that the cancellation of the shares could be set aside.

27.88 As for whether the directors of ABN 60 breached their duties, it must be conceded that a considerable body of evidence supports a view that they acted with good faith130 and care and diligence.131

27.89 They had the benefit, directly or indirectly, of the advice of Mr Archibald QC, Allens (as to both the cancellation process generally and the possibility of a claim by the Foundation), their own independent solicitors, who had in turn obtained advice from Mr Oakes SC, a specialist in corporate law matters. In large measure, this

129	The relevant matters were summarised in Counsel Assisting’s Initial Submissions, Section 4, paras 13–23.

130	Corporations Act, s 181(1).

130	Corporations Act, s 180(1).

advice was followed. Contrary to the submissions of the Foundation, I do not believe that Mr Morley’s attempts to estimate the liabilities of ABN 60 was a sham. Whatever its flaws, it seems to me to have been a genuine exercise, and reasonably rational and appropriate.

27.90 Nevertheless, it is difficult to avoid having reservations about what occurred. Mr Salter appears not to have given any real, independent consideration to the transaction. In truth, he merely did as he was told. Mr Morley was more actively involved, and no doubt considered the various advices more carefully. However, he did not follow it in all respects. For example, he did not follow the advice of his independent solicitors and obtain an actuarial assessment. And he does not seem to have questioned whether the possibility of a successful claim by the Foundation not entirely excluded by the Allens advice warranted some allowance, or even further consideration. Finally, there is his willingness, almost enthusiasm for the project, in circumstances where:

(a) cancellation of the shares achieved no useful object for ABN 60, considered separately from JHI NV;

(b)	the main impact of it was to destroy any hope for recovery on behalf of asbestos claimants, if, contrary to the advice of Allens, non-employees might have claims in respect of the “Wren” period, or the Foundation might have claims against ABN 60.

27.91 On the evidence before me, I would not be prepared to find that the directors of ABN 60 breached their duty in cancelling the partly paid shares, notwithstanding a lingering lack of enthusiasm for with the commercial morality of the transaction.

27.92 The submissions made on behalf of the Unions and Asbestos Support Groups are critical of Mallesons Stephen Jaques with regard to their alleged failure to advise the Foundation of the serious implications of the cancellation of the partly paid shares.

The submissions have no substance. The Unions and Asbestos Support Groups are also critical of the advice given by Mallesons Stephen Jaques with regard to any claims relating to the establishment of the Foundation. The evidence does not support the criticisms, especially given the advice sought by the Foundation from Mr Walker SC, and the limited information available to the Foundation compared to that known as a result of this Inquiry.

B.	The Establishment of the ABN 60 Foundation

27.93 As previously noted, on 17 March 2003 Mallesons, on behalf of the Foundation wrote to Allens rejecting the proposal that control of ABN 60 be transferred to the MRCF. Mr Bancroft said:132

“Foundation Entities

We refer to previous discussions and correspondence concerning the proposed negotiated transfer of control of ABN 60 (“Negotiated Proposal”).

The Foundation Entities Boards met this afternoon to discuss the Negotiated Proposal and have instructed us to advise you that they are not prepared to accept the Negotiated Proposal on the terms set out in the Proposed Deed.

The Directors have carefully and thoroughly considered the issues and have formed the view that the Negotiated Proposal is not in the best interests of the Foundation Entities’ stakeholders. In particular, the restraints imposed on Amaca and Amaba by the Proposed Deed are unacceptable when balanced against the additional benefits this provides.

In this regard our clients have asked that we advise you that if your client seeks to exercise the put option under the Existing Deed then the Foundation Entities will very carefully scrutinize any actions taken by ABN 60 prior to that time (including entering into a Deed of Covenant and Indemnity along the lines of the draft provided over the weekend) to ensure that such actions are in the best interests of all relevant parties, including Amaca, as a future member of ABN 60.

Accordingly, we request that you notify us at least 48 hours in advance of any such action so that our clients can take advice prior to taking any necessary steps to protect their interests.”

27.94 Mr Macdonald emailed the Mallesons letter to Mr McGregor adding:133

“We were not able to get the transaction done yesterday. The MRCF has informed us by letter (see below) that it is not minded to accept a negotiated outcome or the put. In fact, Sir Llew Edwards has confirmed in a telephone conversation that certain directors of the Foundation are adamant that they will not accept any negotiated outcome or put.”

132	Ex 77, Vol 2, Tab 17, pp. 405–406.

133	Ex 77, Vol 2, Tab 17, p. 405.

and:

“Accordingly, we have developed a new next best alternative the details of which are spelt out in the attached draft paper. So far, the potential of this alternative has proved out in preliminary reviews with our advisors. We are working very hard to finalize details in the next couple of days, with a target of completion by year end, so that it can be a management recommendation to the JHI NV board

I will call after I have sent this email to discuss its contents with you.”

27.95 Following receipt of Mr Bancroft’s letter Mr Shafron prepared a decision table analysing the various options available to JHI NV including a negotiated outcome with the Foundation and the establishment of a separate and independent trust to receive ABN 60.134

27.96 According to Mr Morley, by 18 March JHI NV management had made a decision to pursue the alternative of a new Foundation (Foundation II) to manage ABN 60 for the benefit of the MRCF.135 Mr Macdonald and Mr Morley worked jointly on analysis of that concept based on Mr Shafron’s decision table. A telephone conference was held involving Mr Macdonald, Mr Morley, Mr Shafron, Mr Robb and Mr Blanchard on the morning of 18 March 2003 (Sydney time). It was decided that the current Deed of Covenant, Indemnity and Access would be amended and used as a basis for Foundation II.136

27.97 Although Mr Salter did not participate in these deliberations, it seems that he was aware of the proposal for Foundation II.137

27.98 On 18 March 2003 Mr Macdonald emailed Mr Shafron and Mr Morley, with copies to Messrs Robb and Baxter, stating that:138

“I spoke with Alan and he supports proceeding with the recommended option forthwith.

No communication with the MRCF for now.

Let’s circle back when Peter and David are in the office tomorrow morning. I would like us to review a detailed check list of tasks to be completed and issues to be addressed to get the proposal up in a timely fashion.”

134	Morley, Ex 122, p. 10, para. 53. The table was circulated to Mr Robb, Mr Macdonald, Mr Morley, Mr Blanchard and Mr Baxter.

135	Morley, Ex 122, p. 10, para. 54.

136	Morley, Ex 122, p. 10, para. 55–56.

137	Salter, Ex 103, p. 10, para. 57.

138	Ex 187, Vol 3, Tab 72, pp. 717–718.

27.99 The “option” to which Mr Macdonald’s email referred was to create Foundation II. His paper of 17 March 2003 was attached to his email to Mr McGregor. That paper said:139

“JHI NV is now a focused fiber cement business It is the sole shareholder in two legacy companies (ABN 60 and Studorp) and seeks to determine the best process by which these companies should be managed in the future.”

27.100 As to ABN 60, the paper commenced by noting that “We have completed a major review of ABN 60”, and had “determined that here (sic) is no ongoing purpose, or necessity, for ABN 60 to remain within the JHI NV group”. He then proceeded:

“JHI NV would be advantaged by removing ANB 60 from the JHI NV Group as it would make even clearer the separation of JHI NV from any asbestos legacy of ANB 60’s former subsidiaries (Amaca and Amaba). The review also enabled the directors of ABN 60 to cancel the partly paid shares which it held and that were callable against JHI NV.”

27.101 The paper proceeded:

“The next step in our review of ABN 60 is to locate it appropriately to enable it to carry out its future purposes. We have attempted to negotiate with the MRCF so as to place ABN 60 within the MRCF Group This cannot be achieved.

ABN 60 is a non operating company with gross assets of AUD94M, an indemnity payment obligation to the MRCF of NPV AUD75.705M and net worth of around AUD18M. JHI NV wishes to ensure that the net assets of ABN 60 are fully and effectively provided to the MRCF despite its unwillingness to take ABN 60 directly. Given this, the primary purpose of ABN 60 should be:

•	To properly manage its assets to meet its obligation to make future indemnity payments to the MRCF. This obligation consists of making annual payments of AUD5.498M for the next 4 years (total AUD21.992M) then a balloon payment in 2008 of AUD73M. ...

•	To invest its surplus funds and use the income from its surplus funds (and the principal if necessary) to cover any costs of ABN 60 prior to returning any surplus to the MRCF.

The best option to achieve the above purposes is to create an independent foundation that would take on responsibility for managing ABN 60 to achieve the above two purposes. Don Cameron has already indicated willingness to become a director of ABN 60. He would be a very strong executive director of ABN 60. It would be highly desirable to appoint another 1–2 directors before implementing the proposed new foundation. The quality and availability of independent directors will be a key determinant as to whether we can achieve a year end implementation, and as to the quality of the future management of the new foundation.

139	Ex 77, Vol 2, Tab 17, p. 407–408 at p. 407.

The table below analyses alternative options and concludes that the creation of a foundation is materially more attractive than the next best option.”

27.102 The reference to locating ABN 60 “appropriately” must be read in a context where the aim was to remove it from the James Hardie Group.

27.103 So far as Studorp was concerned, the proposal was simply:

“Studorp is a non operating NZ corporation in which RCI Corporation is the sole shareholder. It has assets (land and buildings) that are leased to JHI NV’s NZ operating subsidiary. It is, in many respects, the same as Amaca and Amaba before they were granted to the MRCF. While there is a no-fault compensation system that operates in NZ that covers the costs of anyone injured through exposure to asbestos, it is still the former operating vehicle that owned the NZ operations when they used asbestos. Studorp serves no purpose within the JHI NV Group and JHI NV would benefit from the same separation perception that would be a benefit in the case of ABN 60. Studorp should be included in the proposed foundation that would be created to take ABN 60.

Next Steps.

1.	Roll Studorp under ABN 60. This is a task completely within the control of JHI NV and should be able to be completed within 14 days.

2.	Create a foundation to take ABN 60. This is a task completely within the control of JHI NV and can be completed within 14 days, however appointing a suitable slate of directors may delay us past this point.”

27.104 The “Conclusion” arrived at in the paper was that:

“We should recommend to the directors of JHI NV that:

1.	Studorp be made a subsidiary of ABN 60.

2.	A foundation be created to take ABN 60.

3.	The charter of the foundation to be to ensure ABN 60:

•	properly manages its assets to meet its obligation to make future indemnity payments to the MRCF

•	invests its surplus funds and uses the income from its surplus funds (and the principal if necessary) to cover any costs of ABN 60 prior to returning any surplus to the MRCF

4.	That these tasks be completed before 31 March 2003 with a rider that delay may be necessary to ensure appropriate quality directors are available.”

27.105 The “table” analysing alternative options was as follows:

“	Options for Disposition of ABN 60

			Negotiated	Liquidate	Retain	Sell
		Put to MRCF	Placement to MRCF	within JHI NV	within JHI NV	3rd Party	Create New Foundation
Objectives	Weighting
ABN leaves group	3	Y	Y	N	N	Y	Y
MRCF gets maximum cash	3	Y	Y	N	Y	N	Y
JH avoids public clash	2	N	Y	N	Y	Y	Y
No breach of debt covenants	1	Y	Y	N	Y	N	N
Documents secured	1	N	N	N	Y	Y	Y
Speed of resolution	1	Y	Y	N	Y	N	N
Likelihood of completion	2	N	N	N	Y	N	Y
Collateral benefits	2	N	N	N	N	N	Y
JH protections	2	N	N	N	Y	Y	Y
Debt/equity market upside	3	N	Y	N	N	Y	Y
Score	20	8	13	0	12	11	18
							”

Notes:

“Negotiated Placement to MRCF” option assumes no protections and no confidentiality guarantees – we have been told that the MRCF will not accept this option, so its score should really be 0. This is also the only option that requires an independent audit before completion.

“Create New Foundation” means a new Foundation with ABN and Studorp.

“No breach of debt covenants” means that there would be no need to obtain noteholder extension or equivalent.

27.106 On 21 March 2003 Mr Macdonald circulated a memorandum to the directors of JHI NV on the subject of “Proposed ABN 60 Foundation”. He described the Key Objectives of the Foundation:

“•	To properly manage its assets to meet its obligation to make future indemnity payments to the MRCF. This obligation consists of making annual payments of AUD5.498M for the next 4 years (total AUD21.992M) then a balloon payment in 2008 of AUD73M. This could be achieved by ABN 60 self managing (investing) its funds and making the payments over time.

•	To invest its surplus funds and use the income from its surplus funds (and the principal if necessary) to cover any costs of ABN 60 prior to returning any surplus either to the MRCF subsidiaries (if they require further cash) or to the MRCF to fund asbestos medical research”.140

27.107 He noted that Mr Don Cameron, the recently retired JHI NV treasurer was willing to become an executive director of ABN 60. Draft resolutions were attached. Mr Macdonald recommended approval of the resolutions.

140	Ex 121, Vol 8, Tab 149, pp. 3456– 3460 at p. 3456.

27.108 By late February or early March 2003 Mr Don Cameron became aware of the proposed transfer (“put”) of ABN 60 to MRCF. This knowledge came through discussions with Mr Shafron or Mr Morley. Mr Shafron had subsequently indicated that consideration was also being given to establishing a new foundation. Mr Shafron asked Mr Cameron whether he would be interested in managing the new foundation, briefly explaining that it would have sufficient funds to meet its liabilities to Amaca and Amaba. Mr Cameron indicated an interest.141

27.109 On or around 21 March 2003 Mr Morley received a telephone call from Mr Don Cameron concerning an invitation to him to act as a director of Foundation II. Mr Morley explained the composition of ABN 60’s balance sheet to Mr Cameron and “reminded [him] of the indemnity agreement with Amaca and Amaba and said that all other liabilities except for asbestos claims and the creation of the Foundation would be covered by JHI NV”.142

27.110 In the period after 21 March 2003 Mr Don Cameron received a draft copy of his employment contract.143

27.111 Drafts of the Deed of Covenant, Indemnity and Access were circulated at the time.144 This issue is considered elsewhere in the Report.

27.112 At about that time, Mr Macphillamy was approached by Mr McGregor with regard to whether he “would be interested in becoming a director of one of the companies in the James Hardie Group”.145 Mr McGregor had been the Chairman and Mr Macphillamy a director of a company unrelated to JHI NV.146

27.113 Mr Macphillamy attended a meeting in Sydney with Mr McGregor and was briefed by Mr McGregor. Mr Macphillamy recalled:

“Mr McGregor explained that ABN 60 was to be separated from the James Hardie group, primarily to address a negative perception in the market and among investors that members of the James Hardie group had asbestos-related liabilities. Mr McGregor outlined in general terms the establishment of the Medical Research

141	Cameron, Ex 42, p. 15, paras 101–103.

142	Morley, Ex 122, p. 11, para. 61.

143	D Cameron, Ex 42, p. 16, para. 105.

144	Ex 122, Vol 1, Tab 28, pp. 163–217.

145	Macphillamy, Ex 173, p. 1, para. 4.

146	Macphillamy, T 2667.25–45.

and Compensation Foundation (MRCF). Mr McGregor explained that, under existing arrangements, ABN 60 was required to make regular payments to Amaca Pty Limited (Amaca) and Amaba Pty Limited (Amaba), which were both former subsidiaries of ABN 60 but were now subsidiaries, ultimately, of MRCF. It was my understanding that it would not have been tax efficient for ABN 60 to pay the monies owed in a lump sum. Mr McGregor said that ABN 60 would have about $90 million to be managed in order to meet its existing obligations”.147

27.114 On 25 March 2003 (Sydney time) the directors of JHI NV resolved to establish the ABN 60 Foundation:

“The ABN 60 Foundation Trust Deed, as proposed to be executed by the Company and the ABN 60 Foundation, was tabled and discussed. The establishment of the ABN 60 Foundation was considered to be in the best interests of the Company as it was a necessary initial step to effect the ABN 60 Separation.

Resolved that the Company’s execution of the ABN 60 Foundation Trust Deed and settlement of AUS$2,000 in the ABN 60 Foundation, be approved, subject to any additions or changes that a committee of the board as designated below (Board Committee) approve”.148

27.115 Various other resolutions were passed facilitating the establishment of the ABN 60 Foundation.

27.116 On 26 March 2003 Mr Cameron and Mr Macphillamy met at the offices of Allens Arthur Robinson with Mr Robb and Mr Blanchard. Mr Robb explained the transaction. Mr Macphillamy recalled the events:

“... Mr Robb explained that JHI NV proposed to establish a new independent foundation (ABN 60 Foundation) which would hold all the shares in ABN 60. ABN 60 would continue to make payments to Amaca and Amaba as it was obliged to do, with any surplus to go to those companies if they needed the funds to make payments to claimants. If Amaca and Amaba did not require the surplus for that purpose, the surplus was to be given to the ABN 60 Foundation to be used for medical research.

Mr Robb also explained that part of the transaction was an indemnity from JHI NV to ABN 60 in relation to certain claims, particularly non-asbestos-related claims. I recall that I expressed concern about the scope of the indemnity being offered. I wanted to make sure that ABN 60 and the directors would be indemnified for all claims other than those related to asbestos. I was principally concerned that claims may arise as a result of a tax audit, which I understood was a possibility at that time.

I recall that Mr Robb gave me a bundle of documents to read. One of the documents in this bundle was a copy of a balance sheet of ABN 60 as at 25 March 2003. The balance sheet shows a projected surplus of approximately $19 million. I was satisfied that ABN 60 was solvent and would be in a position to meet its obligations towards Amaca and Amaba.

147	Macphillamy, Ex 173, p. 1, para. 5.

148	Ex 121, Vol 8, Tab 148, p. 3452.

Following this meeting with Mr Robb, I recall that I had a discussion with Mr Cameron in which Mr Cameron briefly explained some of the background to ABN 60 and James Hardie generally. Because of my concern about the proposed indemnity, I remember saying to Mr Cameron that we should get independent legal advice. I recall that there was some discussion about whether we should approach a barrister directly or a solicitor. We decided to approach Andrew Stevenson, of Corrs Chambers Westgarth (Corrs), for advice.

I was aware that, in the period following the meeting with Mr Robb, AAR provided documents, including a draft Deed of Covenant, Indemnity and Access (Deed), to Mr Stevenson. It is my understanding that discussions took place between Mr Robb and Mr Stevenson about the wording of the indemnity. However, I am not aware of the details of those discussions. It is my recollection that I had further discussions with Mr Robb about the transaction generally but I do not presently recall when these conversations took place, nor do I recall the details of those conversations.

On 31 March 2003, 1 attended a meeting at the offices of AAR where the transaction was to be finalised. I recall that I had a further discussion with Mr Stevenson and Mr Cameron. Mr Stevenson provided us with a draft advice. Mr Stevenson also advised us orally. In substance, Mr Stevenson said that it was OK for Mr Cameron and I to go ahead and become directors of ABN 60. This was because the indemnity in the Deed covered ABN 60 and the directors for claims by third parties against ABN 60. This addressed my concerns about potential liability arising from a tax audit.

...

At the time the ABN 60 Foundation was established, it was my understanding that the purpose of the Deed was that JHI NV would indemnify ABN 60 in relation to all claims by third parties other than those related to asbestos or by Amaca and Amaba. This understanding was based on my discussions with Mr Robb and my own reading of the Deed”.149

27.117 Mr Don Cameron met with Mr Macphillamy for about one hour on 27 or 28 March 2003. Mr Cameron explained what he knew about ABN 60.150 Mr Shafron had also suggested that Mr Cameron and Mr Macphillamy receive independent legal advice. According to Mr Cameron, “Mr Macphillamy said he knew Andrew Stevenson, a partner at Corrs Chambers Westgarth”, and a decision was made to approach Mr Stevenson for advice.151

27.118 A meeting with Mr Stevenson took place on 31 March 2003 at 12.00pm. Mr Macphillamy said:

“... At the meeting, I recall that Mr Stevenson focussed particularly on a proposed Deed of Covenant and Indemnity. I recall that, in substance, he said that, in his opinion, the proposed indemnity was valid and that it appeared to achieve what the

149	Macphillamy, Ex 173, pp. 2–3, paras 6–13.

150	D Cameron, Ex 42, p. 16, para. 106.

151	D Cameron, Ex 42, p. 16, para. 107.

Allens summary document (see Tab 35) said it did. He also said that, in his view, the proposed deeds of access were appropriate.

I recall that this meeting lasted about 30 minutes. I did not make any notes of this meeting.

As an incoming director, I was also given a copy of a management accounts balance sheet for ABN 60 as at 1 March 2003. A copy is at Tab 36. When I was given a copy of the balance sheet, I was told that the figure for the net asset position was not final and could change but that it would be of the same order as that shown in the balance sheet. Tab 37 is a copy of a management accounts balance sheet for ABN 60 as at 31 March 2003 dated 1 April 2003.

Following the advice from Mr Stevenson and my assessment of the ABN 60’s financial position, I was happy to consent to becoming a director of ABN 60.

After the meeting with Mr Stevenson concluded, I sat with Mr Macphillamy, Mr Stevenson and Mr Blanchard of Allens and we signed the documents that we were required to sign to become directors of the ABN 60 Foundation. I recall that this took about an hour”.152

27.119 On 28 March 2003 Mr Robb provided to Mr Shafron and Mr Morley final advices in relation to the change of control of ABN 60.153

27.120 On the afternoon of 31 March 2003 Mr Robb in response to Mr Macdonald’s email of earlier that day concerning Mr McGregor’s contact with Mr Macphillamy, reported:

“All signed – well pretty much all. All will be signed before the close of business. A few late changes and no major concessions. Andrew Stevenson was only reasonable.

Congratulations”.154

27.121 Some submissions were directed to claims that might be made against the directors of ABN 60, Allens and JHI NV in relation to the execution of the Deed of Covenant, Indemnity and Access, and the creation of the ABN 60 Foundation. It seems to me that these submissions were misconceived. If it is kept in mind that the partly paid shares were cancelled on 15 March 2003, the Deed of Covenant, Indemnity and Access can be seen, whatever its imperfections, to have been an entirely advantageous transaction from ABN 60’s point of view, creating valuable rights of indemnity that would not otherwise exist. The creation of the ABN 60 Foundation considered separately from the Deed of Covenant, Indemnity and Access,

152	Ex 42, p. 16, paras 108–112.

153	Ex 187, Vol 3, Tab 86, pp. 923–931.

154	Ex 187, Vol 3, Tab 87, p. 932.

had no impact on its financial position. It simply replaced one shareholder with another.

27.122 In the event JHIL also was removed from the James Hardie Group. It is now a wholly owned subsidiary of a foundation, the ABN 60 Foundation. That Foundation is also a company limited by guarantee, the guarantors being Mr T.J.C. Macphillamy, Mr Donald Cameron and Mr D.B. Treback.155

155	Ex 276, Tab 5.

Chapter 28 -	The Deed of Covenant, Indemnity and Access of 31 March 2003 and the Deed of Rectification of 3 February 2004

A.	Introduction

28.1 With the establishment of the ABN 60 Foundation on 31 March 2003, a Deed of Covenant, Indemnity and Access was executed on behalf of JHI NV by Mr Robb under a power of attorney and by ABN 60 by Mr Salter signing as director and Mr Kneeshaw as secretary.1

28.2 Upon completion of these transactions, it appeared that JHI NV had finally achieved a full separation from the “legacy” issues associated with the James Hardie Group’s asbestos related-liabilities.

28.3 That hope proved short lived. Mr Robb of Allens, in a meeting with Mr Blanchard and Mr Ball on 17 June 2003, appears to have been the first to realise that that the Deed operated in a manner contrary to his understanding of that which was intended, in that it included an indemnity in respect of the establishment of the Foundation.2

28.4 Ultimately, the Deed of Covenant, Indemnity and Access was amended, at the request of JHI NV, by a Deed of Rectification on 3 February 2004, executed by Mr Macdonald and Mr Shafron for JHI NV and Mr Donald Cameron and Mr Macphillamy for ABN 60.3

28.5 The Deed of Covenant, Indemnity and Access had as its model the Deed of Covenant and Indemnity of February 20014 which had been adapted to form part of the package of documents prepared for the proposed execution by the Foundation on 17 October 2002.5

[1]	Robb, Ex 187, Tab 88, pp. 935–958.

[2]	Ex 187, para. 134.

[3]	See Macphillamy, Ex 173, Tab 8; D. Cameron, Ex 42, Tab 39; Morley, Ex 122, Tab 62.

[4]	Morley, Ex 122, paras 56, 68.

[5]	Robb, Ex 187, Vol 2, Tab 50; Morley, Ex 122, Tab 28.

28.6 The draft deed underwent a number of revisions in the period from 18 March 2003 said to be consistent with the new stand alone proposal.6 The correspondence concerning the numerous drafting changes are adequately summarised in the submissions of JHI NV7; I refer to some of them below.

28.7 Again, solicitors were retained to provide legal advice to the outgoing directors; this time Mr Velez of Watson Mangioni. However, he took no role in the deed’s negotiation on behalf of ABN 60,8 and no submission was made challenging his conduct.

B.	Terms of the Deed of Covenant, Indemnity and Access

28.8 The final form of Deed contained obligations by ABN 60 in favour of JHI NV, and vice versa.

28.9 First, ABN 60 was required by clause 2.3 to comply with the terms of the 16 February 2001 Deed of Covenant and Indemnity9 between itself, Amaca and Amaba. Those obligations included, importantly, the obligation to make the monthly payments to Amaca and Amaba which it was obliged to make under the earlier Deed.

28.10 Secondly, by clause 2.1 ABN 60 covenanted to not make any “Claim"10 against a “JHI NV Party"11 except for amounts payable by JHI NV pursuant to the

[6]	See Robb, Ex 187, Tabs 54–57.

[7]	JHI NV Initial Submissions, paras 17.1.7–17.1.23.

[8]	Shafron T 1404.11-13; T 1406.23-26.

[9]	The “existing Deed”: see clause 1.1.

[10]	A “Claim” was defined by clause 1.1 to mean:

“...any:

(a)	allegation, claim, demand, action, cause of action, investigation by a Government Agency or proceeding; or

(b)	allegation, claim, demand, notice, threat, assessment or reassessment of or for Tax, GST or Duty under any Tax Law,

whether based in contract, tort, statute, at law or otherwise howsoever, whether arising in Australia or in any other part of the world and whether or not substantiated;”.

[11]	“JH NV Party” was defined by clause 1.1 to mean:

“... each member of the JH NV Group and each of their respective present or past directors, officers and employees and any of the directors, officers and employees of Amaca and Amaba who held that position prior to 16 February 2001;”

indemnity to which I refer below, or non-asbestos Claims arising “in the performance of any of the terms of any Subsisting (General) Contracts”.12

28.11 Thirdly, by clause 2.2 ABN 60 was required to indemnify each JHI NVParty for any “Loss”13 incurred in respect of Claims made against or Losses suffered or incurred by such JHI NVParty in respect of acts or omissions occurring before “Completion”, a term defined by clause 1.1 to mean:

“... completion of the change in control of ABN 60 from JHI NV to ABN 60 Foundation to be effected on or about the date of this Deed.”

Not all such “Losses”, however, were the subject of ABN 60’s indemnity, but only those involving acts by, undertakings of, omissions of ABN 60 or any of its directors or officers in connection with or incidental to any Asbestos Claim or Asbestos Liability.14

28.12 Fourthly, JHI NV by clause 4.1 covenanted not to:

[12]	“Subsisting (General) Contracts” were those set out in Part A of Schedule 1, namely:

“1.	Queensland Business Acquisition Agreement Between James & Coy Pty Ltd, James Hardie U.S. Investments Carson Inc. and James Hardie Industries Ltd dated 28 October 1998

2.	Business Acquisition Agreement between James Hardie & Coy Pty Ltd, James Hardie Australia Pty Ltd and James Hardie Industries Ltd dated 28 October 1998.

3.	Queensland Business Acquisition Agreement between James Hardie U.S. Investments Carson Inc., James Hardie Australia Pty Ltd and James Hardie Industries Ltd dated 28 October 1998.

4.	Agreement of Sale and Purchase of Business between James Hardie Building Products Ltd, James Hardie New Zealand Ltd and James Hardie Industries Ltd dated 2 November 1998.

5.	Share Acquisition Agreement between James Hardie Industries Ltd and James Hardie Australia Pty Ltd dated 28 October 1998.

6.	Deed of Adherence between Pine Waters Pty Ltd, ABN 60 000 009 263 Pty Ltd and Amaca Pty Ltd dated 6 November 2000.”

[13]	Very widely defined by clause 1.1 to mean:

“... any loss, liability, cost (whether or not the subject of a court order), expense or damage and includes, without limitation, any lost salary or wages or any order for compensation, damages, aggravated damages, exemplary carnage or legal costs made by a court, tribunal or any other body with authority to do so;”

[14]	Terms defined by cl 1.1 as follows:

“Asbestos Claim means any Claim, whenever arising, concerning or alleged to concern any Asbestos Liability;

Asbestos Liability means any liability (including any fine or penalty), whenever arising, in connection with, arising from or incidental to, whether directly or indirectly:

(a)	the marketing, manufacture, processing disposal, removal, purchase, sale, distribution, importation, or exportation of asbestos or products containing asbestos;

(b)	the ownership, occupation or the holding of any other interest in land where asbestos or products containing asbestos are or were present, manufactured, processed, distributed, removed or stored; or

(c)	being the holding company, directly or indirectly, of companies that undertook the activities described in para. (a) or (b).”

“(a)	make any Claim, whenever arising, against ABN 60 in respect of any Intragroup Claim; or

(b)	assign, novate, encumber or otherwise dispose with its right to make any such Claim.”

The concept of “Intragroup Claim” was itself widely defined, clause 1.1 providing:

     “Intragroup Claim means any Claim, whenever arising, in connection with, arising from or incidental to, whether directly or indirectly:

(a)	any transaction effected between ABN 60 and any of the other members of the JHI NVGroup, whether by way of dividend, distribution, management fees or otherwise; or

(b)	any acts (or omissions) concerning the establishment of the ABN 60 Foundation, the acquisition of control of ABN 60 by it and all matters incidental thereto;

(c)	the cancellation of all the ABN 60 Party Paid Shares; or

(d)	the issue of shares in ABN 60 to ABN 60 Foundation and the cancellation of the shares in ABN 60 then held by JHI NV,

other than any such Claims that arise in the performance of any Subsisting (Property) Contracts;”

Of some importance was the reference in para (a) of the definition of Intragroup Claim to the “JHI NVGroup”. That term was defined by clause 1.1 as follows:

“JHI NVGroup means ABN 60 and each body corporate that was a Related Body Corporate of ABN 60 on or before 16 February 2001 other than Amaca and Amaba (whether or not it is still in existence when any provision of this Deed is invoked);” (Emphasis added).

28.13 Fifthly, clause 5.1 contained an indemnity by JHI NV in favour of each “ABN 60 Party”.15 The indemnity was relevantly in two parts. In the first place there was a covenant by JHI NV:

“...to the greatest extent permitted by law, indemnify and hold harmless each ABN 60 Party for any Loss incurred in respect of all Claims which any person other than ABN 60 brings or makes against such ABN 60 Party whenever arising and whenever alleged concerning any act by, undertaking of or omission of ABN 60 or its directors or officers which occurred or did not occur, as applicable, at any time before Completion ...”

Then there was an exception:

“... other than concerning, alleged to concern, in connection with or arising as a result of, directly or indirectly, any Asbestos Claim, Asbestos Liability or Intragroup Claim.”

[15]	That is, ABN 60 itself, and its post-Completion directors and officers: clause 1, definition of “ABN 60 Party”.

28.14 The exclusion from the definition of “JHI NVGroup” of Amaca and Amaba had a number of effects. It meant that Amaca and Amaba were not within the definition of “JHI NVParty”. Accordingly clause 2.1 did not itself prevent ABN 60 from making “Claims” against Amaca and Amaba.

28.15 For similar reasons the indemnity given by ABN 60 pursuant to clause 2.2 would not extend to loss sustained by Amaca or Amaba. Because Amaca and Amaba were excluded from the definition of JHI NVGroup in para (a) of the definition of Intragroup Claim, the covenant given by JHI NV by clause 4.1 not to make a Claim against ABN 60 in respect of Intragroup Claims did not prevent it from making a Claim against ABN 60 in respect of a matter concerning Amaca or Amaba.16

28.16 Most importantly, claims by Amaca and Amaba would not be caught by the “Intragroup Claims” exception from indemnity provided for by clause 5.1, because Amaca and Amaba were not part of the JHI NVGroup as defined.

C.	Terms of the Deed of Rectification

28.17 The Deed of Rectification varied the Deed of Covenant Indemnity and Access, which it described as the “Original Deed”, in three respects, as set out in clause 2.1:

“The Original Deed is amended as follows:

(a)	Paragraph (a) of the definition of Intragroup Claim is deleted.

(b)	The following paragraph is inserted after paragraph (a) of clause 4.1:

“(ab) make any Claim, whenever arising, against ABN 60 in connection with, arising from or incidental to, whether directly or indirectly, any transaction effected between ABN 60 and any of the other members of the JHI NVGroup, whether by way of dividend, distribution, management fees or otherwise; or”

(c) The words “or Intragroup Claim” in clause 5.1 are removed and replaced with the words “Intragroup Claim or Claim by Amaca or Amaba”.”

28.18 The amendments were to take effect retrospectively as from the date of execution of the Original Deed: clause 2.2.

28.19 The first amendment deleted para (a) of the definition of “Intragroup Claim”. As a result, that term no longer covered a claim in connection with a

[16]	Although it may be difficult to identify what such a Claim might be.

transaction effected between ABN 60 and another member of the JHI NVGroup (other than Amaca or Amaba).

28.20 This amendment would have meant that JHI NV’s covenant not to sue did not relate to any claim in connection with a transaction between ABN 60 and another member of the JHI NVGroup. In other words, the covenant not to sue would have been narrower than it was originally. Standing on its own, the amendment was to the benefit of ABN 60.17

28.21 However, a further amendment inserted a new clause 4.1(ab) into JHI NV’s covenant not to sue. This clause extended the covenant to any claim in connection with a transaction between ABN 60 and any other member of the JHI NVGroup. The new paragraph was the same as para (a) of the definition of “Intragroup Claim”, which had been deleted. Accordingly, the Deed of Rectification – by deleting part of the definition of “Intragroup Claim” and incorporating it as a separate paragraph within the body of the covenant not to sue – preserved for that covenant effectively the same operation as it had originally. That is, this amendment was essentially neutral.18

28.22 The amendment to the definition of “Intragroup Claim”, standing on its own, would have broadened the scope of the indemnity given by JHI NV under clause 5.1 of the Deed of Covenant, Indemnity and Access. Instead of excluding from the indemnity all claims in connection with transactions between ABN 60 and any member of the JHI NVGroup except Amaca or Amaba, the amendment would have had the effect that extending the indemnity to cover all such claims. However, the Deed of Rectification also amended the concluding words of the indemnity so that it excluded any claim by Amaca or Amaba. The “carve out” in clause 5.1 was changed to read “Intragroup Claim or Claim by Amaca or Amaba” instead of simply “or Intragroup Claim.” This amendment was to the benefit of JHI NV.

[17]	Cf JHI NV Initial Submission, para. 18.2.19.

[18]	JHI NV Initial Submission, para. 18.2.21.

D.	Basis for rectifying the Deed of Covenant, Access and Indemnity

28.23 On 12 November 2003, Mr Shafron sent an email to Mr Ball and Mr Lawrence of Allens concerning the Deed of Covenant, Indemnity and Access in which he said,19:

“I am not sure that the definition of “Intragroup Claim” and “JHI NV Group” is right. It seems to me that the intention behind “JHI NV Group” was the opposite of what we have reflected. I will talk to David Robb about that – it may be that there is a rectification argument.”

The evidence does not satisfactorily explain why the matter received apparently urgent attention from this tune, although it may have been related to the release by the Foundation of its financial statements to the market on 29 October 200320, to which JHI NV responded with its own media release.21

28.24 The issue was addressed at a meeting on 17 November 2003 between Mr Shafron and Mr Morley, and Mr Ball, Mr Robb and Mr Lawrence.22 Mr Morley describes the substance of those discussions on that occasion as being23:

“that the Deed of Covenant, Access and Indemnity [sic] had the inadvertent effect of:

(a) Failing to clearly reflect the intention of the parties that the indemnity granted by JHI NV excluded claims arising from the establishment of the Foundation.

(b) Failing to protect ABN60 against claims relating to dividends and management fees by former subsidiaries which had left the group before 31 March 2003.”

Mr Morley’s note of that meeting was as follows:24

“INDEMNITY – By agreement could get rectification

...

Address/Location of ABN 60/Don Cameron

Intention not sufficiently precise, clear to overcome what is a fairly high burden for the Courts to overturn

– assumption behind rectification is words do not reflect agreement

[19]	Ex 77, Tab 38.

[20]	Ex 2, Vol 1, Tab 3, pp. 6–7.

[21]	Ex 158.

[22]	Morley, Ex 122, para. 90.

[23]	Ex 122, para. 90, Tab 53, pp. 400–401.

[24]	Ex 122, Tab 53, p. 400. In Mr Morley’s note of that meeting, elements (i) and (ii) were joined with parentheses and an arrow leading to the words “go hand in hand”.

– one or two areas

(i)	did it cover establishment of MRCF – easy to draft

(ii)	inter company – not easy to draft”

28.25 The Allens advice appeared to focus upon which elements of the changes could readily be drafted into an amendment that could be the subject of a rectification order. Allens advice at the conference, reflected in its subsequent written advice,25 was consistent with a recognition that the equitable remedy of rectification is available in limited circumstances and can be difficult to obtain.26

28.26 On 18 November 2003, Allens circulated a draft without prejudice letter to be sent by Mr Macdonald to Mr Cameron on behalf of ABN 60.27 The letter was forwarded to Mr Don Cameron by Mr Shafron by email on 23 November 2003. In his cover email, Mr Shafron said:

“As we discussed earlier this week, the indemnity document – for reasons of speed in preparation – does not really reflect the split of responsibilities between ABN 60 and JHI NV that we intended.

As it is written now, and as I see it, ABN 60 is theoretically on the hook for ABN 60 vis-a-vis operating company transactions (e.g. ABN 60 guarantees on asset sales) and yet not for ABN 60 vis-a-vis Amaca transactions.

I attach a letter that Allens wrote that you might want to discuss with your board and get advice (from Corrs?) on.

I look forward to hearing from you.”

The text of the attached letter was:28

“It has recently come to my attention that the Deed does not accurately reflect the agreement reached between JHI and ABN 60. In particular, paragraph (a) of the definition of Intragroup Claim refers to “any of the other members of the JHI NVGroup” where it should instead refer to “either or both of Amaca and Amaba.”

The consequence of this mistake is that, as the Deed currently reads:

(a)	JHI is obliged to indemnify ABN 60 against claims arising from the payment of dividends, distributions and management fees by Amaca and Amaba to ABN 60; but

(b)	JHI is not obliged to indemnify ABN 60 against claims arising from the payment of dividends, distributions and management fees by other group companies to ABN 60.

[25]	Letter of 17 December 2003: see Ex 122, Tab 59, p. 419.

[26]	See authorities gathered at MRCF Initial Submissions, para. 63.54.

[27]	Ex 122, Tab 54, pp. 402-404.

[28]	Ex 122, para. 92, Tab 55 (emphasis as shown).

This is the opposite of the agreement which I believe was reached between JHI and ABN 60. Moreover, while it was part of the agreement that the indemnity granted by JHI would not extend to claims which arose from the establishment of the Medical Research & Compensation Foundation, it is not clear that the Deed reflects this.

I believe the definition of Intragroup Claim should be corrected, in order to avoid any future disputes about the scope of the indemnity granted by JHI.

Accordingly, JHI proposes the following:

1.	JHI and ABN 60 amend the Deed to correct the definition of Intragroup Claim as described above.

Please let me know whether ABN 60 agrees to this proposal.”

28.27 A draft deed was circulated on 1 December 2003 by Allens to Mr Shafron and Mr Morley, and to Mr Cameron. The letter was subsequently addressed and dated 9 December 2003, and sent to Mr Cameron, who sent it, with the draft deed, by email to Corrs.29

28.28 On 16 December 2003, Mr Cameron met with Mr Morley, Mr Ball and Mr Lawrence, at which Mr Cameron apparently queried the effect of the proposed amendments and the benefit to ABN 60.30 On 17 December, Allens discussed these concerns in an email to Mr Macdonald, Mr Shafron and Mr Morley, attaching a draft letter to ABN 60 that responded to Mr Cameron’s query.31 As Allens explained to the JHI NV executives:

“The availability of rectification as a remedy does not depend on the rectifying amendments providing some benefit to both parties. An alternative approach to that taken in the attached draft would be to make this point. However, given the difficulty we think JHI would have in establishing the terms which were actually agreed, we think it is best not to take that approach. [emphasis added]

We suggest we make a time to discuss the draft once Peter returns. We should also mention that, although the attached letter identifies a benefit to ABN 60 in rectifying the Deed, we still think it is unlikely that any solicitor will advise ABN 60 to execute the proposed Deed of Rectification without some further benefit to ABN 60. Did the letter which Peter Macdonald send to ABN 60 include the offer to pay ABN 60’s costs? If not, we think it is likely that offer will need to be put at some stage.

28.29 On 19 December 2003, Mr Macdonald sent a letter to Mr Cameron seeking to explain the operation and intended operation of the Deed of Covenant, Indemnity

[29]	Ex 173, Tab C.

[30]	Ex 122, para. 96.

[31]	Ex 122, Tab 59.

and Access.32 Mr Macphillamy’s evidence was that he recalled seeing this letter and it was likely that he was given a copy of it around that date.33

28.30 It was submitted by JHI NV and ABN 60 that the unintended operation arose by reason of an error by Mr Blanchard on 21 March 2003 when he amended the draft Deed of Covenant, Indemnity and Access to exclude claims by the Foundation against ABN 6034 “which error was perpetuated” when Mr Robb suggested an alteration to the draft Deed of Covenant, Indemnity and Access “which did not achieve what was intended”.35 No dispute was made of this analysis. In the context of a possible rectification suit, the question was whether that mistake failed to reflect the common intention of the parties at the time of execution.

28.31 The position of JHI NV and ABN 60 was and is that “as a matter of fact, both ABN 60 and JHI NV had a common intention” when the Deed of Covenant, Indemnity and Access was entered into, which was not reflected in the Deed of Covenant, Indemnity and Access.36 It was said that the evidence demonstrates that each of Mr Morley, Mr Salter, Mr Macdonald and Mr Shafron intended that JHI NV would indemnify ABN 60 in respect of transactions effected between ABN 60 and any other of the members of the JHI NV group but would not indemnity ABN 60 in respect of claims (of any kind) by Amaca or Amaba.37

28.32 Principal among the evidence advanced to support the existence of a common intention in terms of the rectified deed is an email from Ms Joanne Marchione of James Hardie to Mr Blanchard dated 27 March 2003,38 in which she noted

“I believe we should make it abundantly clear that JH will not indemnify ABN 60 for any claim that Amaca or Amaba or any third party could make against ABN 60 arising from the creation of the MRCF or the separation of Amaca/Amaba from the group”.

[32]	Ex 124, Tab E.

[33]	Ex 173, para. 15, Tab 5, pp. 14–16.

[34]	Ex 122, Tab 36.

[35]	Robb, Ex 122, Tab 50, Ex 187, Tab 85: see JHI NV Submissions, paras. 18.2.22, 17.1.12, 17.1.14, 17.1.18.

[36]	JHI NV Submissions, para. 18.2.15.

[37]	JHI NV Submissions, para. 17.1.24 and 18.1.4.

[38]	Ex 122, Tab 39. Ms Marchione was not called as a witness.

Mr Robb responded on the following day (copied to Mr Shafron, Mr Morley and Mr Kneeshaw), commenting that the point made good sense.39 He suggested reinserting “Intragroup Claim” as a carve out to the clause 5.1 indemnity and noted that the question was which elements of the definition were to remain.

28.33 A number of witnesses gave evidence supporting the existence of that common intention, including Mr Shafron (whose evidence on this point is corroborated by his email in reply to that sent by Ms Marchione),40 and Mr Morley gave evidence that he did not understand or intend that the Deed of Covenant, Indemnity and Access would indemnify ABN 60 for claims in respect of the establishment of the Foundation.41 Mr Salter, who executed the Deed of Covenant, Indemnity and Access on behalf of ABN 60, gave similar evidence42 (although notably he was not consulted at the time of the Deed of Rectification to confirm this43). Mr Kneeshaw, who also executed the original deed as company secretary of ABN 60, gave evidence that he did not have a belief one way or the other about whether the indemnity covered claims arising from the establishment of the Foundation.44

28.34 The Foundation submitted that the Marchione email is a “flawed basis for rectification”45, on the basis that Mr Morley and Mr Salter never jointly considered the substance of the amendment proposed by Ms Marchione, the JHI NV board was never told of the effect of the proposed amendment, and the incoming directors were not aware of the clause 5.1 carve out. In my opinion, it is not necessary for me to decide whether there was a proper basis for a possible rectification suit. Ultimately, what actually occurred seems more likely a variation, not a rectification, of the initial bargain made on 31 March 2003. Indeed, perhaps unsurprisingly, this became common ground between the Foundation and JHI NV & ABN 60 by the end of this Inquiry.46

[39]	Ex 122, Tab 40.

[40]	Shafron, Ex 76, para. 34, Tab 28.

[41]	Morley, Ex 122, paras. 61 and 71.

[42]	Salter, Ex 103, para. 67.

[43]	T 1948.40.

[44]	Kneeshaw, Ex 101, para. 30.

[45]	MRCF Initial Submissions, para. 63.56.

[46]	See MRCF Initial Submissions, para. 62.48; JHI NV Initial Submissions, para. 18.3.1.

28.35 The rectification in question was being sought by JHI NV and was, on its face, in the interests of JHI NV. Notwithstanding that internal legal advice tended rather to the contrary, JHI NV’s correspondence implied that there was evidence that an agreement of this kind was reached in March 2003. Similarly, the draft deeds circulated by JHI NV included the statement in Recital B:

“JHI NV and ABN 60 have become aware that the Original Deed does not accurately reflect the agreement reached between them at the time the Original Deed was executed”

28.36 The recital tended to convey the impression that there was certainty as to the agreement and indeed that the remedy of rectification would follow as of course. Since neither Mr Cameron or Mr Macphillamy was a director of ABN 60 at the time of execution of the Deed of Covenant Indemnity and Access, given the incomplete documentary trail, the situation required them to rely upon the recollections of former or current JHI NV employees.

E.	Possible Causes of Action

Conduct of Mr Cameron and Mr Macphillamy

28.37 It was contended that the proposed rectification was a serious matter, because its effect was to deprive ABN 60 of the right to be indemnified by JHI NV in respect of claims in connection with transactions between ABN 60 and Amaca or Amaba. These would seem to include claims in connection with the creation of the Foundation, the execution of the Deed of Covenant and Indemnity of February 2001, and payment of management fees and dividends by Coy (now Amaca) and Jsekarb (now Amaba) to JHIL (now ABN 60). In particular, it would remove the right of indemnity in respect of a potentially substantial claim that had been threatened by the Foundation on behalf of Amaca and Amaba in a letter from Clayton Utz dated 18 September 2003.47

28.38 Of course, the change would not appear to have had any effect on a claim made by Amaca or Amaba against ABN 60 in connection with cancellation of the partly paid shares held by JHI NV of 15 March 2003. Such claims were excluded

[47]	Ex 3, Vol. 1, Tab 26.

from the scope of the indemnity, both before and after it was varied, by reason of para (c) of the definition of “Intragroup Claim”.

28.39 Counsel Assisting submitted that fully informed directors of ABN 60 would have had to be persuaded to agree to reduce the scope of an indemnity which presently responded to Amaca and Amaba’s claim against ABN 60. This would have provided Mr Cameron and Mr Macphillamy with the opportunity to seek to negotiate for the receipt of further benefits for ABN 60 as the price of agreeing to the amendments. If entry into the rectified deed was not in the best interests of ABN 60, then Mr Cameron and Mr Macphillamy may have breached their duties of care and diligence to ABN 60.

28.40 The Foundation has suggested that it may be inferred that JHI NV sought to rely and play upon its “ally”48 in Mr Cameron in persuading ABN 60 to the rectified deed. I formed a view that Mr Cameron seemed quite too willing to co-operate, given that he agreed with the proposal for a rectified deed49 before receiving a draft50 or obtaining any advice from Mr Stevenson,51 nor, as the evidence disclosed, had he consulted with his co-director, Mr Macphillamy, when he again declared this intention on behalf of ABN 60.52

28.41 I think, it is plain that he simply accepted, without questioning it, JHI NV’s assertion that the Deed of Covenant, Indemnity and Access did not reflect the intentions of the parties and deed to be rectified to do so.53 The same appears to be true of Mr Macphillamy, who was prepared to rely upon Mr Morley’s advice to Mr Cameron and the correspondence on behalf of JHI NV. Neither director appears to have appreciated that rectification of the deed, in one respect, reduced the breadth of the indemnity from JHI NV to ABN 60 or to have made a serious attempt to understand the effect of the rectification.54

[48]	MRCF Initial Submissions, paras 63.28, 63.107

[49]	Ex 122, Tab 57.

[50]	Ex 122, Tab 58.

[51]	Ex 126.

[52]	Ex 124, Tab C.

[53]	Cameron T 574.10-15; Macphillamy T 575.10–35.

[54]	T 2677.15–35.

28.42 Of course, had the officers of ABN 60 fully investigated the proposition that the rectified deed reflected the common intention of JHI NV and ABN 60 from March 2003, they may well have been satisfied that this was the recollection of the various participants at that point.

28.43 Against that is the desirability for them to have given due weight to the fact that the directors of ABN 60, at the time of the original deed, had been and were still senior employees of JHI NV. This was not done. Moreover, none of the individuals to whom I have referred expressed a view as to the question of whether claims against ABN 60 in respect of dividends or management fees paid by Amaca or Amaba were to be covered by or excluded from the indemnity. Yet, in the original form of the Deed of Covenant, Indemnity and Access such claims were indemnified; now that the deed has been rectified they are not. Assuming these matters in favour of Mr Cameron and Mr Macphillamy, it could be said that it was reasonable for them to accept what they were told about the common intention of the parties, and rely upon it in executing the rectified deed.

Conduct of Mr Stevenson

28.44 An issue was raised by Counsel Assisting,55 taken up rather vigorously in submissions by the Foundation56 and the Unions57, that Mr Stevenson may have been negligent in his advice to ABN 60 concerning the entry into the Deed of Rectification by ABN 60. It was contended that issue 49 is outside the Terms of Reference of the Commission.58 I was satisfied that it was relevant in the sense that it went ultimately to the current financial situation of Amaca and Amaba.

28.45 I accept that the scope of Corrs’ instructions, in relation to the Deed of Rectification, is not entirely clear.59 Although Mr Stevenson understood his instructions to be confined to advising the directors personally as to their own position60 there was some (albeit slight) evidence to suggest that Corrs was now

[55]	Issue 49: see Annexure _

[56]	MRCF Initial Submissions, paras 63.69–63.85.

[57]	UASG Initial Submissions, paras 10.6–10.8.

[58]	Stevenson Initial Submissions, paras 8–9.

[59]	Stevenson T 2072.22–24; 2072.34–36; see Initial Submissions of Counsel Assisting, Sect. 3, para 100

[60]	T 2068.5; T 2061.33; T 2071.40–2072.35. See also Shafron T 1402.5–13.

retained by, or owed a duty of care, to ABN 60.61 It probably is not necessary to resolve this question, because I accept that Mr Stevenson could perform his duty to safeguard the interests of Messrs Cameron and Macphillamy in the transaction only by ensuring that they were well placed to safeguard the interests of the company.62

28.46 That said, I do not accept that, as the Foundation contends, that Mr Stevenson exhibited a “readiness to go through the motions and a failure to consider the real legal issues”.63 Mr Stevenson met Mr Cameron on two occasions (on 16 December64 and 13 January 200465) and with Mr Cameron and Mr Macphillamy on 15 January 200466 for the purposes of providing advice on the proposed amendments, and provided some written advice.67 Although Mr Stevenson’s evidence was that he assumed Mr Cameron had enquired of Mr Morley as to the relevant intention at the time of execution,68 the evidence tends to support the proposition that Mr Stevenson explained to Mr Cameron at their first meeting the critical issue from the perspective of ABN 60 (and thereby its directors): that he ought to consider whether this was in truth a case for rectification based on a mistaken expression of a common intention, or in truth a “supplement” by way of amendment to the existing deed sought by JHI NV for some presently unknown commercial consideration.69 Mr Cameron appears to have followed Mr Stevenson’s advice, although, as I observed above, rather uncritically.

28.47 Ultimately Mr Stevenson advised Messrs Cameron and Macphillamy that if they were satisfied that the parties had a common intention when the initial deed was entered into, which was not reflected in that deed, then it was in order to rectify the deed by entering into the Deed of Rectification.70 It was quite reasonable for him to do so.

[61]	Ex 127 (with notation “client: ABN 60”); Corrs invoice was issued to and paid by ABN 60: Stevenson, Ex 124, para. 17; Stevenson T 2082.4-29.

[62]	Submissions in Reply of Counsel Assisting, para. 3.25.

[63]	MRCF Initial Submissions, para. 63.78.

[64]	Ex 127.

[65]	Ex 129.

[66]	Ex 130; Ex 124, para. 16.

[67]	Ex 124, Tab E.

[68]	T 085.6-28

[69]	See the file note of that meeting by Ms Saltos of Corrs in Ex 127; See also Ex 124, paras 12, 15. Stevenson T 2070.57 – 2071.11; 2071.52 – 2072.18. Ms Saltos was not called as a witness.

[70]	Ex 124, para. 16.

Possible Causes of Action against JHI NV

28.48 It was contended by the Foundation that the Deed of Rectification is liable to be set aside as having been executed as a result of breaches of the Corporations Act, as a result of misleading or deceptive conduct by JHI NV and as a result of unconscionable conduct by JHI NV.71 It was said that Allens and JHI NV engaged in conduct which was apt to represent to Mr Cameron, Mr Macphillamy and Mr Stevenson that there was a sound rectification case based upon common mistake when in truth, Allens and JHI NV knew that rectification of the Deed of Covenant, Indemnity and Access was unlikely to be successfully obtained through the courts. If that were true, the amendments effected by the Deed of Rectification are liable to be set aside. Amaca and Amaba could then seek to enforce the unamended Deed of Covenant, Access and Indemnity on the basis that on its true construction, by clause 5.1 JHI NV indemnifies ABN 60 against the claims made by Amaca and Amaba in their letter of 18 September 2003.72

28.49 In my opinion these are rather far fetched. In addition to the usual hurdles in successfully pursuing such actions, it would be necessary to prove reliance of Mr Macphillamy and Mr Cameron, and perhaps Mr Stevenson, on JHI NV for information about whether there were imminent claims against ABN 60 for which it would no longer be indemnified under the original deed if a deed of rectification were executed. I also doubt that it could be said to be misleading conduct contrary to section 52 of the Trade Practices Act 1952 (Cth) for JHI NV not to reveal to ABN 60 any doubts that it had about whether a court would order rectification of the original deed in circumstances where ABN 60 (or, at the very least, its directors) had legal advice and JHI NV was proposing to “rectify” the deed by agreement between the parties rather than to seek a formal court order.

28.50 I would add one further matter. It would be difficult to establish what would have happened if JHI NV had disclosed such doubts to ABN 60’s directors; it is not entirely clear whether the Deed of Rectification would not have been executed at all, whether it would have been executed as in fact it was, or whether it would have been executed in an amended form.

[71]	MRCF Initial Submissions, para. 63.35(a) for the reasons set out at paras 63.103–63.105.

[72]	MRCF Initial Submissions, paras 63.35–63.36.

Chapter 29 – Some Concluding Observations

29.1 In arriving at the views expressed in this Part I have considered many documents and heard a great deal of oral evidence. Whilst there have been few direct conflicts of evidence on basic facts, the complexion to be placed on the events, and motivations, of those involved has been affected by the manner in which the principal witnesses gave their oral evidence, some for quite some days.

29.2 The directors of the Foundation, other than Mr Hutchinson, were the subject of considerable attack for not having undertaken more “due diligence” at the time of separation in February 2001. No doubt they could have done more, but they were not obliged to do anything, and they were entitled to assume that what they were told was a reasonable representation of the actual situation.

29.3 I have criticised a situation where the evidence suggested that no director of JHIL had ever read any of the Trowbridge reports. I include Sir Llew Edwards as a subject of that criticism, but I would reject the contention that he was in any way involved in a conspiracy or scheme to “hive off” the asbestos liabilities to an underfunded body. Nor do I think that Mr Cooper was part of any such plan. He impressed me as a frank, honest and diligent man, against whom the only criticism could be that he treated the JHIL employees, after separation, as people in whom he might confide, when they were using him as a source of information. Mr Jollie, I thought, presented as an entirely honest witness.

29.4 My impression of the incoming directors was that, no doubt to varying degrees, each regarded becoming a director of the Foundation as involving an element of service to the public. They were to be paid, of course, but I do not think that was a dominant consideration. Mr Hutchinson, who replaced Mr Gill, has devoted much time to the Foundation’s work.

29.5 I regret to say that I was unable to form so benign a view of the credibility, or motivations, of the principal participants on behalf of the James Hardie interests.

29.6 The principal witnesses were Mr Macdonald, Mr Shafron and Mr Morley, all three of whom are clearly intelligent and capable people.

29.7 Mr Macdonald appears to have conducted the Group’s North American operations very successfully before succeeding Dr Barton as Chief Executive Officer in November 1999. As Chief Executive Officer he also appears to have been very effective in carrying out the functions of that office.

29.8 But Mr Macdonald’s evidence on so many matters was so difficult to accept. He had obviously read and pondered over every document that it was thought might possibly be put to him, and had identified, and was ready with, the explanation of it which he thought might most advance his company’s case, or his own position, whatever might be the true situation. So much of his oral evidence was the presentation of an advocate rather than a witness, that it is only on very few issues that I have been prepared to accept his evidence, including that given in Exhibit 308. A particularly unattractive feature was his unwillingness to accept personal responsibility for matters in which he was obviously personally engaged.

29.9 I had much difficulty too in accepting Mr Shafron’s evidence about matters which occurred at and prior to the separation of Coy and Jsekarb from JHIL. Mr Shafron was a man who seemed determined to control the course of events, and the activities of the participants. At relevant times he was, to the greatest extent possible, very aware of the detail of matters. His endeavours, after the event, to explain away what had taken place, appeared contrived. His evidence too, I think, was tailored to a result, though not to the same extent as that of Mr Macdonald.

29.10 Mr Morley presented rather differently. Although I have not accepted his evidence in a number of respects, I thought he was a fundamentally honest man. I have made some comments in relation to Mr Harman in dealing with the Twelfth Cash Flow Model.

29.11 Mr Attrill’s conduct and credibility was also attacked. He had suffered the difficulty in late 2000/early 2001 of being an employee of JHIL who might become a contractor to the Foundation. By the time he gave evidence he was a contractor to the Foundation who was justifying his performance when an employee of JHIL. In each instance he reflected the discomfort occasioned by sitting on a fence. But I found Mr Attrill an honest witness, doing his best to answer truthfully the questions he was asked. No doubt he might have been more forthcoming at the time of the events leading to separation, but the relationship between him and Mr Shafron (his then superior) was, it seems to me, a reflection of Mr Shafron’s personality, and Mr Attrill would not convey outside JHIL information to third parties without Mr Shafron’s prior agreement or instruction.

29.12 The last JHIL officer I mention is Mr McGregor, the Chairman of Directors during the periods principally in question. Mr McGregor was a sick man, in the sense of undergoing serious treatment at the time when he gave evidence. He did his best, I thought, to give an honest account of events but much of what he said was a repetition of what others had communicated to him, and a substantial part, I thought, was reconstruction. There are, however, some aspects of his evidence which I have specifically accepted.

29.13 I have dealt in previous Chapters with my view of the evidence of the Trowbridge actuaries Mr Minty and Mr Marshall.

29.14 There is a disturbing feature in the events which took place leading to the February separation. It is why no one, of the many advisers which JHIL had in relation to Project Green and separation, ever appears to have said – once the trust scheme was settled upon in late 2000 – that separation was unlikely to be successful unless the Foundation was fully funded, and that this was required to be rigorously checked. The exception to that was on 15 February 2001 when Mr Robb of Allens spoke to Mr Shafron and Mr Cameron spoke to Mr Macdonald and were assured that it was.

29.15 It was obvious from Mr Robb’s evidence that he had a consciousness of the need for the actuarial figures to be up to date, but at the time the principal at Allens dealing with the matter was Mr Cameron. Both these men had been involved to a considerable degree in the lead up to separation, and I remain surprised, a matter which I foreshadowed at the hearing, that the question of the adequacy of the funding at separation was not raised by them earlier. It may well be, however, that this was a case where the JHIL management were determined, so far as possible, to deal with the matter in-house as far as possible and that outside advice touching the merits of the proposal was unwelcome. It may well be also that the engagement of Trowbridge was thought sufficient.

29.16 What is also disturbing, however, is that with solicitors acting for JHIL, for the outgoing directors of Coy and Jsekarb, and for the incoming directors, no one expressed any view on the merits of the underlying transactions. The nature of directors’ duties was discussed at length, the subjects to which the duties relate were not.

Part 5 – Term of Reference 4

Chapter 30 – The Future

A.	Introduction

30.1 This Chapter discusses Term of Reference 4:

“The adequacy of current arrangements available to MRCF under the Corporations Act to assist MRCF to manage its liabilities, and whether reform is desirable to those arrangements to assist MRCF to manage its obligations to current and future claimants.”

Two points are involved:

(a)	the adequacy of current arrangements under the Corporations Act; and

(b)	possible reform to those arrangements.

B.	Adequacy of Current Arrangements

30.2 This aspect may be dealt with briefly.

30.3 All parties to the Commission were agreed that the current arrangements available to the Foundation under the Corporations Act to manage its liabilities are inadequate.1 The essential difficulty is that none of the external administration mechanisms under the Act2 recognises the position of persons in the category of unascertained, future creditors, such as future claimants in respect of asbestos disease for which Amaca and Amaba will be liable.

30.4 Some of the difficulties were discussed by the New South Wales Court of Appeal in proceedings brought by the present directors of the Foundation.3 They had sought relief that, in practical terms, would permit them for a few months more to continue to pay claimants in full, even though it is a virtual certainty that the present assets of Amaca and Amaba will prove to be insufficient to meet all future claims. The

1 Initial Submissions of Counsel Assisting, Section 5, para. 1–5; JHI NV Initial Submissions on Term of Reference 4, pp. 5–20; MRCF Initial Submissions: pp. 663–680; UASG Initial Submissions para. 11.19–11.23; LCA Initial Submissions, p. 6.

2 Schemes of arrangement, voluntary administration and liquidation.

3 Edwards v Attorney General (NSW) [2004] NSWCA 272.

current dilemma facing the Foundation was described by Young CJ in Eq. (Spigelman CJ and Mason P agreeing):4

58 On current authority, persons injured through exposure to asbestos manufactured or supplied by Amaca or Amaba do not have a completed cause of action until damage is suffered and that usually involves manifestation of the disease: Orica Ltd v CGU Insurance Ltd [2003] NSWCA 331; 13 ANZ Insurances Cases 61-596. Indeed, some of the future claimants could be in the more extreme category where the people concerned have not yet been exposed to the asbestos such as home renovators doing future renovations or may even be people not yet born who might be involved in demolishing an asbestos ridden building somewhere in 2030. No-one can currently know the identity of the future claimant.

59 This type of liability must be distinguished from the case of a contingent creditor. A contingent creditor is a person to whom a corporation owes an existing obligation out of which a liability on its part to pay a sum of money will arise in a future event, whether that event be one which must happen or only an event which may happen: Community Development Pty Ltd v Engwirda Construction Co (1969) 120 CLR 455; Re International Harvester Australia (1983) 1 ACLC 700 at 703. Again, the liabilities in this case must be distinguished from the case of a prospective creditor, a prospective creditor being one who is owed a sum of money not immediately payable but which will certainly become due in the future either on some date which has already been determined, or on some date determinable by reference to future events: Stonegate Securities Ltd v Gregory [1980] Ch 576; Commissioner of Taxation v Simionato Holdings Pty Ltd (1997) 15 ACLC 477.

60 The distinction is vital because whilst contingent or prospective creditors are taken into account in assessing solvency, possible future claims that might crystallise are not. The great probabilities are that if Amaca and Amaba were to go into provisional liquidation now, then the only claims that would be paid by the liquidator would be those which have crystallised and, after paying the doubtless heavy expenses of liquidation, there would be a distribution of surplus funds to the shareholder MRCF which would be used for the purpose of the alleged charitable fund. The future creditors would get nothing and this may very well be the case even if the claim matured the day after the liquidation commenced.

61 Accordingly, the choice between continuing to pay claims at present and going into liquidation will not advantage the future claimants one whit. Moreover, going into liquidation would preclude any possibility of further funds being injected into the pool to meet future claims. The material before the Court shows that there is at the very least a realistic possibility that there might be a further injection of funds into the pool.

62 It is very difficult to see any other course that could be taken other than liquidation or continuing to go on as usual. Of course, some completely unanticipated event might occur such as the large injection of funds or special legislation, but at least, short of this, there is no way in which any alternative method can protect the future claimants.[5]

[4]	Schemes of arrangement, voluntary administration and liquidation.

[5]	Edwards v Attorney General (NSW) [2004] NSWCA 272 at paras 58-62. See also paras 62-66.

C.	Proposals for Reform

Background

30.5 The Terms of Reference refer specifically only to the reform of arrangements available under the Corporations Act but I have assumed, and the various submissions made also assume, that the Term of Reference does not confine consideration to proposals to amend that Act. In any event the availability of other forms of reform would be germane to whether reform of the Corporations Act were “desirable”. Accordingly I shall deal with the various proposals advanced.

30.6 I turn first to the current financial position of Amaca and Amaba, a topic dealt with in detail in Chapter 3. If left to their existing resources they will be insolvent in about three years.

30.7 A great deal of attention in the Inquiry was spent, particularly by the Foundation, in endeavours to demonstrate the existence of causes of action which would enable either recovery of additional monies from ABN 60 or JHI NV, or other persons, or would result in the separation of February 2001 being set aside. If it were apparent that Amaca, Amaba or the Foundation had valuable claims against possible defendants the value of the causes of action would properly be taken into account in determining the assets of those bodies. But, as I have indicated in various Chapters, any claims which might be made seem unlikely to result in damages which would have a very significant effect on the likely life of the Foundation.

30.8 More specifically, any ultimate recovery would depend on the success of claims relating to the intra-group payments (dividends and management fees) and asset transfers in the 1995 to 1998 period, together with any additional remedy that might be obtained in respect of the events relating to separation in February 2001 (“primary claims”). On established measures of loss, even if all these claims succeeded the damages would be unlikely to be sufficient to prevent the ultimate insolvency of Amaca and Amaba. Moreover, claims in respect of the intra-group payments would be barred by the Deed of Covenant and Indemnity, so that they would have no value unless there was also a cause of action in relation to the Deed which, in one way or another, would nullify it or its effect.

30.9 There is also the question of the ability of any defendant to satisfy a judgment. Insofar as the claims are against natural persons, prospects of recovery would be limited to their personal assets and the proceeds of any enforceable policy of liability insurance that answered the claim. Insofar as the claims were against ABN 60, that company now has assets which are negligible compared to the claims that might be made. Relief other than damages might be awarded of course, and the Foundation in particular appears to advocate an outcome in which the separation was undone, leaving Amaca and Amaba as ABN 60 subsidiaries. On its own, however, such relief would be of little assistance to claimants against Amaca and Amaba.

30.10 Thus, even if there were substantial success in primary claims, effective recovery might be very limited unless there were also substantial success in secondary claims, principally, claims by ABN 60 against JHI NV either to have the partly paid shares (or their value) restored or to have the Deed of Rectification of the Deed of Covenant, Indemnity and Access set aside, or treated as inapplicable at relevant times.

30.11 It is probably an understatement to say that none of the proposed claims (primary or secondary) could be regarded as straightforward. Some seemed speculative indeed, requiring change in the law or rather radical adaptation of the its presently perceived application.

30.12 Finally, even assuming success in primary and secondary claims, issues of enforcement would arise, given that JHI NV has limited assets in this jurisdiction. However these difficulties should not be overestimated. Conventional Australian court judgments (that is, judgements that did not depend on legislation specifically directed at JHI NV, or affect its right to due process, and were not punitive or retrospective) would be likely to be enforced both in the Netherlands6 and the United States7, even in the absence of a treaty.

30.13 A second matter is the capacity of the Parliaments of New South Wales and the Commonwealth to legislate so as to improve the ability of Amaca and Amaba to pay all their creditors. A number of proposals for legislation are discussed later in this Chapter.

[6]	See Rosner, “The Requirements for Execution of Foreign Money Judgments in the Netherlands Absent of Treaty”, http://www.llrx.com/features/novel.htm (2 Jan 2003).

[7]	See UASG Initial Submissions, paras 11.37–11.41.

Among the more extreme would be legislation that retrospectively removed the corporate veil between Amaca and Amaba and their former parent ABN 60 and then restored the partly paid shares that were held by JHI NV in ABN 60. Such legislation would probably face constitutional challenges of one kind or another.8 If the challenges failed, there would then arise a difficult question as to whether such laws, or judgments based on them, would be enforced in the United States or the Netherlands.9 Nevertheless, from JHI NV’s point of view, such legislation, if valid and effective, would have the consequence of making available to Amaca and Amaba, as and when needed, the $1.9 billion unpaid on the shares.

30.14 The third matter is an economic consideration that may reinforce a moral judgment that companies in the position of JHI NV should not deny assistance to the victims of Amaca and Amaba. JHIL, and JHI NV as the successor to its assets, have received very substantial benefits from the business activities of Amaba and Amaca, including activities in the period in which those companies were dealing in asbestos so as to cause the diseases which now and in the future will give rise to claims. The present value of dividends paid by Amaca to JHIL or subsidiaries of JHIL is very substantial. The dividends from 1969–1997 alone have a present value (calculated at 10 year Commonwealth bond rates plus 1 per cent, compounded 6 monthly) of $1,073 million on an after tax basis and $2,433 million on a before tax basis. To put it directly, JHI NV still has in its pockets the profits made by dealing in asbestos, and those profits are large enough to satisfy most, perhaps all, of the claims of victims of James Hardie asbestos. And, as I have said in other Chapters, the causes of actions now arising are by reason of negligent conduct which took place during the period when profits were being made from asbestos.

The essential feature

30.15 It is worthwhile to seek to identify the nature of the problem which exists for the Foundation and claimants. It is simply that:

[8]	See Submissions of JHI NV in reply on Term of Reference 4, para. 5.3.1, para. 5.4.

[9]	See Submissions of JHI NV in reply on Term of Reference 4, Annexure B.

(a)	The Foundation is faced, month by month, year by year, with claims which it has to meet.

(b)	Its funds are diminishing steadily. They will be exhausted in 2007.

(c)	Once that occurs, claimants will be unable to recover from the Foundation, Amaca or Amaba.

(d)	To alleviate that situation the need, of course, is more money.

30.16 There is no imperative that the Foundation should be continued as a body with a large fund to invest. What is needed, as a minimum, is that the Foundation have sufficient funds:

(a)	to investigate, deal with and pay claims as and when they are made and are liable to be paid, and

(b)	to cover its other operating costs.

Other outgoings might be added but the only one I would regard as essential is that the funds available to the Foundation should allow it to investigate also how claims could be dealt with more efficiently and expeditiously in the interests of all parties involved. Other matters, such as funds for research into asbestos related diseases, may be a bonus.

30.17 It would follow that I do regard it as essential for the Foundation to have a large asset base. It does not need, assuming it were available, $1.5 billion or $2 billion to invest. What it would need is sufficient funds in hand year by year to meet the expenses to which I have referred in the previous paragraph. It needs to have the money available in advance of the outgoings, and it needs to know that the money will be there in the future.

30.18 Those are basic considerations. A more basic consideration is that whilst Term of Reference 4 treats the Foundation as a continuing body, it is not essential that the Foundation be the body which is responsible for the administration of claims against Amaca and Amaba. (That is not to suggest that it has not done so satisfactorily in the past. The evidence suggests that it conducts its affairs efficiently and effectively. I simply make the point that it is not essential.)

30.19 I turn now to the various reform proposals. I commence with that of JHI NV, the obvious source of funds.

D.	The JHI NV Proposal

A Change of Heart

30.20 On 14 July 2004 JHI NV made an announcement to the Australian Stock Exchange in which it said:

“The Board of James Hardie announced today that it would recommend that shareholders approve the provision of additional funding to enable an effective statutory scheme to be established to compensate all future claimants for asbestos-related injuries caused by former James Hardie subsidiary companies.”[10]

30.21 This announcement represented a radical departure from the position taken by JHI NV at the commencement of the Inquiry. On 25 February 2004 it issued a media release that quoted Mr Macdonald:

“We welcome the Commission and the opportunity it provides the clear up misconceptions and explore the broader issue of asbestos liability, but it in no way alters the company’s well-established position on this issue,” Mr Macdonald said.”[11]

30.22 The company’s “well-established position” was no doubt a reference to the position explicitly adopted in response to the Foundation’s disclosure only a few months before of the difficulties of its financial position.12 The Foundation’s media release had said:

“Sir Llew said the Foundation had approached James Hardie seeking additional funding to meet the expected liabilities. However, the Foundation had been told that no additional monies were available.”

JHI NV’s media release on the same day was unequivocal:13

“James Hardie reaffirms its previous guidance that there can be no legal or other legitimate basis on which shareholder’s funds could be used to provide additional funds to the Foundation and the duties of the company’s directors would preclude them from doing so.”

[10]	Ex 340.

[11]	Ex 87.

[12]	Ex 154, 29.10.03.

[13]	Ex 158.

Outline of the Proposal

30.23 The JHI NV proposal in its ultimate form essentially consists of this, that the present board of JHI NV would support a resolution of the members of the company approving contribution of company funds to a New South Wales statutory scheme designed to ensure compensation, preserved at current levels in real terms, for all those with legitimate claims against Amaca, Amaba or ABN 60, provided that the scheme conformed to certain criteria.

30.24 The criteria were not defined explicitly, but are implicit in the “proposed key principles for Scheme structure”:14

“In order to achieve the desired outcome, the proposed elements of the statutory scheme include:

[1]	speedy, fair and equitable compensation for all existing and future claimants; the method of distributing the scheme funds, including the level and type of monetary benefit paid or other benefit received, determined having regard to an independent assessment of the medical condition of the claimant and other objective criteria (thereby reducing superimposed or judicial inflation);

[2]	independent administration of the scheme to maximise efficiency for the benefit of all parties;

[3]	determination of contributions to be made in a manner which provides certainty to:

[a]	claimants as to their entitlement

[b]	the scheme administrator as to the amount available for distribution; and

[c]	the contributors as to the ultimate amount of their contribution to the scheme;

[4]	significant reduction in legal costs via the removal of the requirements for litigation, achieved through conditions which need to be satisfied to access the scheme, which should be clear and should not involve potential for significant legal dispute;

[5]	limitation of legal avenues outside of the scheme;

[5]	provisions to protect liquidity to ensure payments to claimants, such as periodic and defined step-ups in annual contributions to the scheme (as well as later step downs, if appropriate), more extended payment periods, or a combination of both mechanisms;

[7]	the assignment to, or subrogation of, the scheme to any rights which a participating claimant may otherwise have against any other party (eg. Insurance);

[14]	JHI NV Initial Submissions on Term of Reference 4, pp. 3–4. See also Submissions in Reply on Term of Reference 4, para. 2.1.

[8]	administration and maintenance of the scheme by the NSW Government in line with other statutory compensation schemes or mechanisms (eg. workers compensation and dust diseases tribunal and/or board);

[9]	protection of the scheme against costs arising from future legislative change; and

[10]	defined adjustments to payment schedules based on claimants’ ability to seek redress from those other interested parties which would encourage participation of other parties in the scheme and ensure an equitable outcome for all sufferers of asbestos related illnesses.”

30.25 These ten “key principles” left much room for elaboration and further definition. In one respect the detail was filled in a little. In oral submissions JHI NV’s counsel indicated that JHI NV’s proposal called for:

“a scheme which would provide compensation to the number of claimants assumed by KPMG in arriving at its central estimate calculation as at 30 June 2003 and at the levels of compensation current at that time.”[15]

30.26 Described in this way, the JHI NV scheme provided for a clear limit on the number of victims who would be compensated. This problem, and consequential difficulties, were flagged by Counsel Assisting in their submissions,16 attracting this response from JHI NV’s counsel in reply.

“Meagher: Could I get to the heart of the matter, Commissioner. The point which Mr Sheahan refers to, that is, the problem which arises if the number of claimants exceeds ultimately, as a matter of fact, the KPMG central estimate, is a problem which my clients can see going forward and they accept that any scheme will have to accommodate that possibility and that those claims would have to be funded and they would expect that that question would be addressed in the discussions which would take place in the working out of the scheme and, in that context, my clients accept that they may have to fund those claimants.”[17]

30.27 This seems to involve willingness, in principle, on the part of JHI NV to accept responsibility for compensating all Amaba and Amaca claimants without limit as to number. This, it must be emphasised, remains a conditional willingness, and is without admission of any legal liability.

30.28 The scheme is proposed as a State-legislated scheme of arrangement pursuant to s 5G of the Corporations Act for administration of the assets of Amaca, Amaba and ABN 60.

[15]	Meagher SC, T 4010.44–.47.

[16]	T 4034.20–4035.3.

[17]	T4041.l–.12.

Key elements of the JHI NV proposal

30.29 The “key principles” are, if I may say so, in some respects stated almost as slogans but, as I understand the concept, it involves centrally the following:

(a)	The New South Wales legislature establishes a scheme whereby asbestos disease sufferers (“claimants”) make a claim in respect of their injury to a statutory authority: Element 8.

(b)	No claim by a claimant may be made outside the scheme: Element 5. That means, no doubt, that a claimant could not sue in a court for damages as is now the case.

(c)	The amount which a claimant would be entitled to receive would be determined “having regard to an independent assessment of the medical condition of the claimant and other objective criteria”: Element 1. The intended meaning is a little elusive. I assume it is intended that there will be amounts fixed as the maximum available for particular conditions, and that a claimant will recover a proportion of that amount based on a medical assessment of the relative seriousness of the case. For example, 50, 75 or 100 per cent of a “worst case”. “Other objective criteria”, I assume, refers to the amounts available for what otherwise would be heads of damage involving actual or notional economic loss.

(d)	The proposal appears to assume that asbestos defendants, in addition to former James Hardie companies may be parties to the scheme, with each making contributions: Element 3, particularly 3c. Element 10 suggests that participation by non-James Hardie asbestos defendants is voluntary.

(e)	The scheme would be funded by periodical contributions: Items 3 and 6. I assume that the reference to “ultimate amount of their contribution” should be read subject to the statement to which I have referred in paragraph 30.26.

(f)	The amount to which claimants would be entitled is reduced to the extent to which the claimant might also have claimed against, presumably, an asbestos defendant not a participant in the scheme.

(g)	It is not clear whether the proposal involves strict liability, i.e. that a claimant will not have to prove negligence, breach of contract or breach of statutory duty by a participant, but will only have to prove exposure to the participant’s asbestos fibres.

(h)	Element 10 refers to protection of the scheme “against costs arising from future legislative change”. The scheme, as conveyed to me, involved initially a money limit overall based on Mr Wilkinson’s assessment of future liabilities as at 2003, and also maintaining the levels of compensation as at that time. The first limitation has gone. I understood the second to mean maintaining the 2003 levels, but altered to reflect the same amount in real terms of the day.

E.	Views on the JHI NV proposal

30.30 As a very broad proposition, the JHI NV proposal could provide the basis for a scheme for dealing with asbestos liabilities in the future. It is a legitimate political choice to provide for an administrative rather than a court-based scheme for compensation. New South Wales has recently adopted such a mechanism for workers’ compensation claims, in lieu of a court based process.18

30.31 There are difficulties, however, in expressing any more concluded view on the proposal because it is in such an embryonic and tentative state, but I will make the following observations.

30.32 First the scheme, proposed as it is as a State-legislated scheme of arrangement pursuant to s 5G of the Corporations Act for the administration of the assets of Amaca, Amaba and ABN 60, does not sit well with the contemplated provisions for other asbestos defendants to be part of the scheme.

[18]	Compensation Court Repeal Act 2002 (NSW).

30.33 The second point is in relation to “cross-claims” against Amaca, Amaba and ABN 60.

30.34 Such claims typically arise where employees suffer an asbestos-related disease contracted in their employment, and the asbestos in question has been acquired by the employer from James Hardie.19 The scheme will need to provide for such claims. If the scheme is structured simply as a statutory administration of the assets and liabilities of the three companies, there would not seem to be any basis for limiting the rights of claimants to sue other persons in the ordinary way. There also may not be a strong case for limiting the rights of other defendants to pursue Amaba, Amaca and ABN 60 for contribution, particularly if they have already satisfied a plaintiff’s claim.

30.35 On the other hand, the JHI NV proposed scheme may not achieve the efficiencies that are desired if claims such as these are dealt with outside the scheme. This problem is likely to be exacerbated if the scheme is perceived not to operate fairly or efficiently, or not to offer compensation as full as available otherwise.

30.36 This gives rise to the third point. JHI NV’s tenth “key principle” calls for:

“defined adjustments to payment schedules based on claimants’ ability to seek redress from those other interested parties which would encourage participation of other parties in the scheme and ensure an equitable outcome for all sufferers of asbestos related illnesses.”

30.37 The first part of that principle would impose on some claimants the burden of both pursuing claims under the scheme and pursuing claims against others who may be liable. To that extent it would be open to criticism. This would amount to a kind of proportionate liability. Legislation in New South Wales has recognised the undesirability of extending notions of proportionate liability to personal injury claims.20 It would also seem quite unfair to burden claimants with the need to duplicate the claim process or to take the risk of insolvency of the other potential defendant.

30.38 Fourthly, it is a legitimate legislative choice to fix the maximum amounts and heads of compensation available. Some principles laid down by courts in regard to injury compensation are of debatable merit, something recognised by recent reforms in New

[19]	See, e.g., the various claims described in Amaca Pty Ltd v New South Wales (2003) 199 ALR 596, [2003] HCA 44.

[20]	Civil Liability Amendment Act 2003 (NSW) Schedule 2, clause 1.

South Wales and other States.21 It might be thought that an onus should lie on those contending that reforms judged appropriate for the compensation of tort victims generally are not appropriate to be applied to asbestos claimants, to make out that case. It must be acknowledged, however, that to date dust diseases claims have been exempted from the civil liability reforms. Whether the JHI NV proposal contemplates doing that is not entirely clear; it would not sit well with preserving the current levels of compensation in real terms. It would be essential in determining whether to adopt such a scheme to identify precisely what is proposed.

30.39 Fifthly, it is generally thought that in fault based compensation schemes, a court-based system better ensures the procedural rights of both parties to an independent arbiter, and to a fair process. If strict liability were to be adopted, a non-curial process would be less unattractive. I would note, however, that the proportion of cases in which liability is now put in issue by Amaca and Amaba is probably low, and so the gains by having strict liability may not be great.

30.40 Sixthly, the view was strongly advanced on behalf of the UASG that claimants should not be denied the benefits of legal representation.22 Strictly speaking the JHI NV proposal may not require that claimants do not have the benefit of legal representation. The opportunity for an effective right of review or appeal, which JHI NV appears to concede23 (rightly, in my view), implies the prospect of legal representation at that stage at least. However, it does seem to require that the costs of any legal representation will be either reduced (presumably because the process is streamlined so that there is less work for lawyers to do), or borne to a greater extent than at present by claimants themselves.24

30.41 Speaking a little more generally, if strict liability were accepted by JHI NV, the residual issues and assessment of loss would remain to be dealt with. They can involve issues of some complexity. The proposition that these issues can be determined with both speed and fairness in an administrative system at a cost significantly less than a

[21]	See in particular the Civil Liability Act 2002 (NSW).

[22]	T 4027.32–4028.7.

[23]	T 4013.17–20.

[24]	It must be kept in mind that in the present system successful claimants do not recover all their costs from the other side.

court-based system is one that has to be demonstrated, rather than merely assumed. The defendant will almost certainly have legal representation of some kind. And the Dust Diseases Tribunal in New South Wales already has procedures that achieve significant efficiencies compared to conventional adversarial processes.25 In addition, the Foundation and the UASG have agreed to support measures further to promote the efficiency of existing procedures. What they have said is this:

“5.	In the time available MRCF and UASG have been able to identify some common proposals for the more efficient management of the MRCF’s future liabilities. The MRCF and UASG each identify the principal driver of the cost (both administrative and legal) of bringing asbestos related claims at present is delay between claim notification and claim resolution. Each of the MRCF and UASG submit that changes to procedure can bring substantial savings in legal costs. No claims resolution scheme will ever be cost free. However, appropriate reforms can encourage early, efficient and cost effective resolution of claims, through court supervised mechanisms. The changes the MRCF and the UASG identify include –

a)	early notification of claims;

b)	the earliest practicable resolution of liability questions and, following an admission of liability, the immediate payment of certain expenses as and when they are incurred (eg medical costs);

c)	requiring early and full cooperation by plaintiffs in the provision of information about their claims sufficient to permit rapid and effective evaluation of claims by the MRCF.

6.	One approach to encourage early resolution of claims, which the MRCF and UASG each advance, is the following procedure –

a)	provision by plaintiffs of an affidavit together with medical evidence confirming diagnosis and particulars relevant to other issues such as causation and damage;

b)	early mediation/expert assessment conducted by an experienced solicitor or barrister with relevant asbestos claims experience. The individual or individuals who fulfil this role could be agreed by representative of plaintiffs and representatives of Amaca/Amaba and/or any other defendants who are interested in participating in the facility –

i)	at an early stage, the mediator/assessor would convene a meeting of the plaintiff, plaintiff’s representatives and the defendant’s representatives and explore whether any agreed resolution is possible. In the event that an agreed resolution is not achieved, the mediator/assessor would determine an amount, which he or

[25]	See s 11A of the Dust Diseases Tribunal Act 1989 (NSW), which provides for the award of provisional (as opposed to once-and-for-all) damages; s 25(3), which permits the use of historical and general medical evidence from one trial in another trial; s 25A, which permits discovered documents and answers to interrogatories from one case to be used in other cases; and s 25B, which prevents the relitigation, without leave, of issues of a general nature determined in earlier proceedings.

she considers to be an appropriate aware in all of the circumstances;

ii)	such a procedure could be enshrined in legislation, or subordinate legislation. But it is also possible that it could operate on a voluntary basis. In any event, it will be the subject of ongoing dialogue.

7.	Other matters which are supported by each of the MRCF and UASG include compulsory court supervised procedures to facilitate early settlements (eg Conciliation and mediation) and ongoing oversight of claims resolution processes.”[26]

30.42 Such measures may have a significant impact on legal costs, even within the current court-based scheme.

30.43 The seventh point is a contention that the JHI NV proposal does not explain how it will deal with the rights of claimants outside New South Wales. Again, however, consideration of the mechanism proposed by JHI NV (i.e., a state legislated scheme of arrangement under s 5G of the Corporations Act) suggests an answer. So long as the assets of the companies in question are situated in New South Wales, claimants would be compelled to come to New South Wales to enforce any claim or judgment. In New South Wales the claimant would be bound by the provisions of the scheme legislation, which could define the means by which claims could be admitted, and the extent. There would be unlikely to be any objection to a provision in the scheme statute that any claim to payment for compensation from Scheme funds would be recognised only if the amount of compensation was certified or approved pursuant to the scheme and in accordance with its provisions. Such a provision would not prevent claimants suing elsewhere, but it would deprive them of any incentive to do so. There is a partial analogy with companies in liquidation. Even where a creditor has the benefit of a judgment against the company, the liquidator can, in certain cases, “go behind the judgment” when it comes to admitting the claims to proof.27 And even if the judgment debt is confirmed by the liquidator, the creditor’s rights are limited by the provisions of the Corporations Act to a right to share in distributions in accordance with statutory priorities. Those priorities may result in other unsecured creditors being paid in full, though the judgement creditor receives only a dividend, or nothing at all.

[26]	Joint submission of MRCF/UASG, 11 August 2004.

[27]	Tanning Research Laboratories Inc v O’Brien (1990) 169 CLR 332 at 341.

30.44 As I have said, however, the “key principles” seem to contemplate the participation of bodies other than Amaca, Amaba and the Foundation. This would have to be clarified.

30.45 The eighth point concerns the rights which Amaca, Amaba and ABN 60 themselves would have against third parties, and which it would be appropriate to enforce. Claims against insurers and cross-claims for contributions are in this category. Presumably the scheme would provide for the rights of the companies to be enforced in the ordinary way by the scheme administrator on behalf of the companies.

30.46 JHI NV would want different provision to be made for claims that might be made against it by the scheme companies. Presumably its obligations to contribute to the scheme would go in satisfaction of any such claim or liability. Similar considerations may arise in the case of possible claims by Amaca, Amaba and ABN 60 against their present or former directors, officers or external consultants such as solicitors or actuaries. JHI NV may have a legitimate concern that the agitation of such claims would be likely to embroil it in litigation, as the defendants may seek indemnity or contribution from it or from its present officers. It may be said that the more complete JHI NV’s obligation to fund claims is, the better its position to bargain for a release of claims of this kind against third parties.

30.47 The ninth point is securing payment. This is a critical matter. As it develops, the JHI NV proposal is likely to involve a system of ongoing contributions by JHI NV rather than a very substantial “up front” payment. If so, the scheme will have to address two risks. One is that JHI NV in the future undergoes a change of heart, and resolves no longer to cooperate in funding the scheme. This might occur, eg, if the company were taken over, in particular by a non-Australian entity. In that situation, issues of international enforcement of civil obligations might become critical. A measure of protection might be afforded by imposing, by statute, an equivalent obligation to pay on the directors of the company, if the company itself did not pay, such as was done as regards shareholders by the Taxation (Unpaid Company Tax) Assessment Act 1982 (Cth) (See MacCormick v Federal Commissioner of Taxation (1984) 158 CLR 622). However,

such a provision might not encourage compliance by directors who were not residents of Australia and had no assets here.

30.48 A more effective device, as regards international enforcement, would be to base the scheme on a covenant, contractual promise, or other voluntary commitment by JHI NV that is enforceable as an ordinary civil obligation. Such obligations, and judgments of Australian courts giving effect to them, would have a strong chance of being recognised and enforced in jurisdictions such as the Netherlands and the United States.

30.49 The second performance risk relates to the ordinary commercial risk of JHI NV becoming unable to meet its obligations to the scheme, through a change in its fortunes or otherwise. This may be thought to suggest that JHI NV’s obligations should be secured in some way. (There are, of course, the usual commercial possibilities, bank bonds and the like.)

30.50 Some may not think the argument for security compelling. Victims of torts are generally subject to the risk of the insolvency of the tortfeasor. If an insolvent tortfeasor is uninsured, then, absent a publicly funded scheme for compensation, the victim has no recourse. Further, requiring security from JHI NV could impose a significant burden on it, in particular, by limiting its ability to raise capital, or significantly raising the cost of doing so. To this extent requiring security may be counter-productive, since the best ultimate assurance that JHI NV will be able to meet its obligations under the scheme is its continuing prosperity and business success.

30.51 Nevertheless, it may be appropriate to consider a system of funding for the scheme that keeps it in funds for, say, three years’ anticipated payments on an ongoing basis. So far as possible there should be no question of the scheme having to operate at any time under circumstances of financial stringency, irrespective of short term difficulties in payment by JHI NV.

30.52 The tenth point concerns superimposed inflation. There is an element of ambiguity about this in the JHI NV proposal that it will be important to resolve. It may be a legitimate goal of such a scheme to reduce or eliminate inflation of awards insofar as this is due to the changing disposition of judges over time (“judicial inflation”).

30.53 However, superimposed inflation is also caused by other factors, including changes in medical knowledge, leading to new treatments and longer life expectancy. These may increase damages at a rate higher than ordinary inflation. It would be inappropriate to shift the burden of those costs from JHI NV to claimants.

Conclusion

30.54 The points discussed so far by no means exhaust the issues that will have to be resolved if the JHI NV proposal is to reach fruition. They are sufficient to indicate that much work would need to be done to fill in, and develop, the details of the proposal. It was beyond the capacity of the Inquiry to attempt such a task independently, and none of the parties suggested it should have done so.

30.55 The JHI NV proposal, however, holds out a prospect for a solution of the impending rather disastrous situation facing claimants against Amaca, Amaba and JHI NV.

F.	The Foundation Proposal

30.56 The Foundation agrees that the best potential remedy for Amaca is a special legislative enactment.28 It has proposed such arrangements in quite some detail. It has also proposed a “cut down” version as a type of interim scheme that might be put in place pending another solution or a substantial increase in the funds of the Foundation. A copy of this proposal is Annexure S. These schemes are, however, only aimed at creating a mechanism for balancing the rights of present and future claimants in a reasonably fair and efficient way, assuming that Amaca and Amaba will or may not be able to pay all present and future claimants. If a proposal along the lines of the JHI NV scheme comes to fruition, all claimants should be compensated making a scheme of the kind proposed by the Foundation unnecessary.

30.57 However, if the circumstances were such that a shortfall was anticipated, a scheme generally along the lines proposed by the Foundation would be worth of consideration.

[28]	MRCF Initial Submissions, para. 65.1.

G.	A Special Prosecutor: The UASG Proposal

30.58 The UASG proposal is predicated upon their confidence that numerous claims are available against JHI NV “flowing from its involvement in JHIL’s 2001 application for approval of a scheme or arrangement and the March 2003 cancellation of the partly paid shares.29 Their proposal is as follows:

“A proposal to achieve speedy and effective recovery is that legislation be enacted by the NSW Government whereby:

(a)	there would be established a statutory office of the James Hardie Special Prosecutor (“the JHSP”);

(b)	the JHSP would have as its sole function the pursuit of claims against James Hardie and third parties on behalf of the MRCF, Amaca and Amaba;

(c)	there would be vested in the JHSP all choses in action held by the MRCF, Amaca and Amaba to enable the JHSP to pursue such claims;

(d)	the JHSP would pay all damages recovered into the Fund;

(e)	the Fund would continue to be conducted by the MRCF under new management;

(f)	the litigation in connection with such claims would be managed by the Crown Solicitor’s Office.”[30]

30.59 A similar proposal was advanced on behalf of the Law Council of Australia (“LCA”), in it that its proposed “nominal defendant” would be entitled to pursue claims on behalf of Amaca and Amaba.31

30.60 The main potential advantage of these proposals is that they shift the immediate cost of pursuing claims from the Foundation to the government; not surprisingly the Foundation supported the proposal. Another advantage, it was said, was that time and costs would be saved because “Those at the Crown Solicitor’s office would already be seized of all relevant facts.”32 This overlooks two things. The first is that the Inquiry has not been conducted with a large team of solicitors from the Crown Solicitor’s office. I have had the assistance of one permanent and one temporary solicitor. Moreover, in proceedings of the kind in contemplation, the fact that the Commission’s staff have had access to the parties’ privileged material may preclude their involvement in subsequent litigation.

[29]	UASG Submissions in Reply, para. 2.17.

[30]	UASG Submissions in Reply, para. 2.19.

[31]	LCA Initial Submission (14 July 2004), p 2.

[32]	UASG Submissions in Reply, para. 2.20(d).

30.61 A potential disadvantage of the “special prosecutor” proposal is that it divorces the control of asset recovery litigation from the responsibility for the funds of the Foundation, Amaca and Amaba. Such a division of responsibility seems prima facie undesirable.

30.62 In this context it may be appropriate to mention some suggestions of the Foundation. With a view to making the litigation of such claims more efficient the Foundation suggests that there be special legislation with:

(a)	provisions for the admissibility of evidence and findings in the Commission in any subsequent proceedings;

(b)	provisions dealing with the release from confidentiality and privilege of all documents produced to the Commission;

(c)	a provision that in any proceedings after the Commission has been completed there is a reversal of the onus of proof in relation to any findings of the Commission so that findings of the Commission are prima facie evidence of those facts. This might be facilitated by an amendment to the Special Commission of Inquiry Act allowing the Commissioner to provide a certificate in relation to certain findings. Alternatively, the Act could be amended to provide that the Commissioner’s report will be prima facie evidence of its findings in any subsequent proceedings involving parties authorised to appear before the Commission;

(d)	possible adoption of the US bond system which requires a foreign defendant to file a bond before they can defend litigation in certain circumstances. In this situation, the legislation might provide that where there have been findings of misleading conduct by the Commission that in addition to those findings being prima facie evidence of the facts, if a defendant wants to dispute those findings the plaintiff can apply for an order requiring the defendant to post a bond before the defendant can file a defence.[33]

30.63 The problem with all this, however, lies in the starting point. It assumes that there are numerous claims available to the Special Prosecutor, or to be litigated arising out of the events earlier referred to. In the light of the views expressed earlier in relation to the merits of the various causes of action available, I am unable to agree.

H.	Limitation Periods Reform

30.64 Both UASG34 and MRCF35 contend that special legislation should remove any time bar on the prosecution of claims against JHI NV and parties related to it arising from matters canvassed in this Inquiry. Of particular concern are claims that might be made by Amaca in respect of dividend payments and management fees paid prior to 1998.36

30.65 The views I have expressed on the merits of such claims militate against any such reform.

I.	Reform of the Law Concerning the Corporate Veil

30.66 Some submissions urged the consideration of law reform that would operate generally, rather than merely being focussed on the particular problems of the Foundation and its subsidiaries. Such proposals suffer the difficulty that they would require legislation on the part of the Commonwealth in order to be effective. In addition, because of their general operation they would raise public interest considerations of a wider and more complex kind than it would have been possible or appropriate to consider in the course of this Inquiry.

30.67 Nevertheless, the circumstances that have been considered by this Inquiry suggest there are significant deficiencies in Australian corporate law. In particular, it has been made clear that current laws do not make adequate provisions for commercial insolvency

[33]	MRCF Initial Submissions, para. 66.8. The MRCF also suggested in this context that I be appointed an acting judge of the Supreme Court of New South Wales to resolve the claims. There are insuperable practical and legal obstacles to such a course.

[34]	UASG Initial Submissions, pp. 136–138.

[35]	MRCF Initial Submissions, para. 66.14.

[36]	All other claims would appear to be within time, though claims in respect of asset transfers in 1998 may become time barred or shortly after publication of this report. There is, generally, a six year limitation period.

where there are substantial long-tail liabilities.37 In addition, the circumstances have raised in a pointed way the question whether existing laws concerning the operation of limited liability or the “corporate veil” within corporate groups adequately reflect contemporary public expectations and standards.

30.68 In the circumstances I have mentioned, I do not express any concluded view on these topics. However it is appropriate to highlight the main matters raised by the submissions, given their importance.

30.69 The most wide-ranging reform suggested would have imposed limits on the operation of the doctrine of limited liability.38 In a detailed submission Counsel Assisting recommended reform of the Corporations Act so as to restrict the application of the limited liability principle, in respect of claims for damages for personal injury or death, to members of the ultimate holding company. Rather than attempt to summarise it, I reproduce it in Annexure T.39 The Australian Plaintiff Lawyers Association made a submission to similar effect.

30.70 These submissions were opposed by JHI NV and the Law Council of Australia. These submissions placed particular weight on the fact that the Corporations and Securities Advisory Committee (“CASAC”) had considered the question of limited liability for torts in its final report on corporate groups published in May 2000.40 The Report made this recommendation:

“The existing principles of tort liability should not be changed for corporate groups. The imposition of additional tort liability on parent companies of corporate groups should be left to specific statutes and general common law principles”.[41]

30.71 In any ultimate consideration of these issues it would need to be kept in mind that the reform proposed is more limited in its scope than that considered by CASAC, since it was confined to liability for personal injury or death. Tort liability is a much wider category. In addition, claims in respect of personal injury or death are commonly

[37]	That is, liabilities which arise many years after the events or transactions which give rise to them.

[38]	A corollary of the principle that a company is a legal entity separate from its member, this doctrine limits the liability of members of the company, as members, to the amounts they have agreed to subscribe by way of capital to the company.

[39]	Initial Submissions of Counsel Assisting, Section 5, paras 41–68.

[40]	Chapters 1 and 4 of the Report were themselves made a submission to the Inquiry by the Corporations and Markets Advisory Committee, as CASAC now is.

[41]	CASAC, Corporate Groups Final Report, p. 12, para. 4.22.

protected by policies of insurance. Finally, public disapproval would be particularly strong in the case of a parent company failing to meet the obligations of an insolvent subsidiary to such claimants. Taken together these factors suggest that the proposed reform may have a limited impact on corporate liability in practical terms.

30.72 In addition, the proposed reform is limited in that it does not seek to remove limited liability from all shareholders, only from parent companies. It would, therefore, have no impact on the liability of individual investors (whether corporations or natural persons), and should not impact on their willingness to pool their investment capital by resort to incorporation. The submissions of the Law Council in this respect may be misdirected.42

30.73 Finally, it will be necessary to keep in mind that, contrary to the submissions of JHI NV,43 the submissions considered by CASAC for the purposes of its report were not wide ranging. On this issue in particular, those who supported the full retention of limited liability consisted of some major corporations, a commercial lawyer, and the Australian Institute of Company Directors.44 It is no criticism of CASAC to observe that this is not a wide ranging survey of relevant opinion.

J.	Chapter 11 Procedures

30.74 Counsel assisting advanced a submission that consideration should be given to introducing insolvency mechanisms along the lines of Chapter 11 of the United States’ Bankruptcy Code.45 Again, the submission was confined, in this case, that such procedures should be available to companies for which other forms of external administration are inappropriate because of the existence of substantial long tail liabilities.

30.75 So confined, many of the disadvantages of Chapter 11 procedures are substantially reduced in significance. These have been the subject of recent, detailed consideration in this country, in particular, by CAMAC in its discussion paper,

[42]	LCA Supplementary Submissions, p. 3.

[43]	JHI NV Submissions in Reply, para. 5.3.

[44]	CASAC, Corporate Groups Final Report, p. 121, n 432.

[45]	Initial Submissions of Counsel Assisting, Section 5, paras 10–34; Submissions in Reply of Counsel Assisting, paras 5.3–5.8.

Rehabilitating Large and Complex Enterprises in Financial Difficulties,46 and by the Federal Parliamentary Joint Committee on Corporations and Financial Services in its Corporate Insolvency Laws: a Stocktake.47 The principal objection to Chapter 11 has been that it leaves the company in the control of the existing directors and management (“debtor in possession”). This is less of an issue in the cases under consideration since those whose conduct gave rise to the long tail liabilities are less likely still to be involved with the company.

30.76 The Parliamentary Joint Committee however, did recommend an adjustment of the threshold test for the commencement of a voluntary administration:

“The Committee recommends that the threshold test permitting directors to make the initial appointment of an administrator under the voluntary administration procedure be revised in order to alleviate perceptions that the VA procedure is only available to insolvent companies. The Committee notes the suggestion that the test be reworded to read ‘the company is insolvent or may become insolvent’.”[48]

30.77 In conjunction with such a change it may be useful to make clear that, for the purposes of assessing solvency in this context, regard should be had to debts and liabilities which are wholly prospective, but which are reasonably likely to arise. Such changes would enable the appointment of administrator to companies in the position of Amaca and Amaba. There would then arise the possibility of the Court’s powers under s. 447A being utilized to create a scheme that did adjust the rights of present and future creditors in an appropriate way. In that context, some of the mechanisms employed in Chapter 11 proceedings, in particular, the appointment of a future claimants’ representative, may have some merit. It may also be necessary, to require administrators to have regard to the interests of future claimants, to ensure that steps of this kind were taken. Otherwise the assets of the company may simply be distributed among existing creditors.

30.78 For reasons already given, it is not appropriate that I make any recommendations in this regard. However I can say that unless some general reform is enacted that permits

[46]	September 2003.

[47]	June 2004, and in particular, Ch 5.

[48]	At p. 84, para. 5.52.

external administration to deal with long tail liabilities, future cases will arise that will have to be the subject of ad hoc legislative solution, if serious injustice is to be avoided.

K.	Under-Capitalisation

30.79 The Foundation advanced a submission, based on a paper by Professor Ian Ramsay, that the Corporations Act should be amended to permit the corporate veil to be pierced in cases of “under-capitalisation”. 49 This refers to a United States doctrine described by the Supreme Court as follows:

“An obvious inadequacy of capital, measured by the nature and magnitude of the corporate undertaking, has frequently been an important factor in cases denying stockholders their defense of limited liability.”[50]

30.80 The doctrine aims at what might be characterised as a form of deceptive conduct, misleading creditors. So characterised it may be thought to have little relevance to the circumstances of Amaca and Amaba, whose liabilities are mostly in tort rather than contract, arising in circumstances where reliance on capitalisation was not a relevant circumstance.

30.81 Whatever may be the merits of this doctrine otherwise, it has not been shown to be of relevance to the issues raised for this Inquiry, save in one respect. The existence of the doctrine in the United States suggests that significant inroads can be made into the corporate veil doctrine without undermining international competitiveness.

L.	Views overall

30.82 Of the proposals which have been advanced the JHI NV proposal seems the most suitable in the long term. But it does need a lot of further definition.

30.83 I would simply add that if JHI NV is prepared to make periodical payments over years to a scheme of the nature it proposes, that seems to indicate that the spectre of asbestos liabilities may not be as significant as had been thought.

30.84 JHI NV’s proposal involves it making periodical payments to fund the scheme. An alternative would be simply to provide for the shortfalls occurring as the Foundation

[49]	MRFC Initial Submissions, para. 67.1 (a) and Attachment A.

[50]	Anderson v Abbott (1944) 321 US 349 at pp. 467–468.

administers the affairs of Amaca and Amaba. I suspect that the amounts involved would not be very different.

30.85 If that course were adopted, it leaves it perfectly open to JHI NV (or, of course, the Foundation) to make out a case to the Government that damages in asbestos related cases should be assessed on the same bases as adopted in relation to other classes of personal injury litigation. The Unions and Asbestos Support Groups would oppose such changes, of course, but they recognise that JHI NV would be entitled to seek them. It would also leave it open for JHI NV, perhaps in collaboration with other asbestos defendants, to put together a developed, and thought through, scheme for the permanent resolution of claims of this kind.

CONTENTS

VOLUME 2

Annexures

A.	Letters Patent of 27 February 2004 and 30 June 2004	1
B.	Conduct of the Inquiry	7
C.	The Inquiry’s Personnel	15
D.	List of Witnesses	19
E.	List of Exhibits	27
F.	List of Submissions	53
G.	Non-Publication Directions	59
H.	Counsel Assisting’s Issues Paper	65
I.	The James Hardie Companies	103
J.	Asbestos and James Hardie	113
K.	Project Green Board Paper for 15 February 2001 James Hardie Industries Limited Meeting of Board of Directors	127
L.	Minutes of 15 February 2001 Meeting of Board of Directors of James Hardie Industries Limited	205
M.	Twelfth Cash Flow Model	215
N.	Watson and Hurst Presentation - 29 November 2000	221
O.	Deed of Covenant and Indemnity of 15 February 2001	251
PI.	Draft Letter dated 13 February 2001 from Trowbridge Consulting to Mr Roy Williams, Allen Allen & Hemsley; subject: James Hardie Industries - Asbestos Litigation	285
P2.	Letter from Trowbridge Consulting dated 13 February 2001 from Trowbridge Consulting to Mr Roy Williams; subject: Use of our advice about asbestos-related claims	303

i

Q.	Draft internal memorandum dated 9 November 2001 from Mr Shafron to Mr Macdonald; subject: Foundation (The draft memorandum deals with the letter dated 24 September 2000 from Sir Lew Edwards to Mr Macdonald)	321
R.	Media Releases	329
S.	Draft Index and Notes for an Interim Scheme of Arrangement	407
T.	The Concept of Limited Liability - Existing Law and Rationale	413

ii

ANNEXURE A

Letters Patent of 27 February 2004
and 30 June 2004

NEW SOUTH WALES

ELIZABETH THE SECOND, by the Grace of God, Queen of Australia and Her other Realms and Territories, Head of the Commonwealth.

To Mr David Francis Jackson QC.

By these Our Letters Patent, made and issued under the authority of the Special Commissions of Inquiry Act 1983, We hereby, with the advice of the Executive Council, authorise you as Commissioner to inquire into and report to Our Governor of the said State on the following matters:

1	the current financial position of the Medical Research and Compensation Foundation (“MRCF”), and whether it is likely to meet its future asbestos related liabilities in the medium to long term;

2.	the circumstances in which MRCF was separated from the James Hardie Group and whether this may have resulted in or contributed to a possible insufficiency of assets to meet its future asbestos related liabilities;

3.	the circumstances in which any corporate reconstruction or asset transfers occurred within or in relation to the James Hardie Group prior to the separation of MRCF from the James Hardie Group to the extent that this may have affected the ability of MRCF to meet its current and future asbestos related liabilities; and

4.	the adequacy of current arrangements available to MRCF under the Corporations Act to assist MRCF to manage its liabilities, and whether reform is desirable to those arrangements to assist MRCF to manage its obligations to current and future claimants,

AND hereby establish a Special Commission of Inquiry for this purpose.

ENTERED on Record by me, in REGISTER OF PATENTS, No, 88 Page 295, this 27th day of February, 2004

FOR DIRECTOR-GENERAL
THE CABINET OFFICE

AND OUR further will and pleasure is that you do, as expeditiously as possible, but in any case on or before 30 June 2004, deliver any interim report that you consider it appropriate to make and your final report in writing of the results of your inquiry to the office of Our Governor in Sydney.

AND pursuant to s. 21 of the Special Commissions of Inquiry Act it is hereby declared that sections 22, 23 and 24 shall apply to and in respect of the Special Commission the subject of these Our Letters Patent.

IN TESTIMONY WHEREOF, WE have caused these Our Letters to be made Patent and the Public Seal of Our State to be hereunto affixed.

WITNESS Her Excellency Professor Marie Bashir, Companion of the Order of Australia, Governor of the State of New South Wales in the Commonwealth of Australia.

Dated this twenty seventh day of February 2004.

                    Governor

By Her Excellency’s Command,

Premier.

NEW SOUTH WALES

ELIZABETH THE SECOND, by the Grace of God, Queen of Australia and Her other Realms and Territories, Head of the Commonwealth.

To Mr David Francis Jackson QC.

WHEREAS BY Letters Patent issued in Our name by Our Governor of Our State of New South Wales on 27 February 2004, WE appointed you as sole Commissioner to inquire into and report to Our Governor on certain matters relating to the establishment of the Medical Research and Compensation Foundation.

AND WHEREAS it is desirable that those Letters Patent be varied to provide additional time for the preparation and delivery of your report and any interim reports.

NOW THEREFORE WE do, by these Our Letters Patent issued in Our Name by Our Governor of Our said State, with the advice of the Executive Council, and pursuant to s. 6 of the Special Commissions of Inquiry Act 1983, DECLARE that the Letters Patent constituting your Commission shall have effect as if the paragraph “AND OUR further will and pleasure is that you do, as expeditiously as possible, but in any case on or before 30 June 2004, deliver any interim report that you consider it appropriate to make and your final report in writing of the results of your inquiry to the office of Our Governor in Sydney”, were deleted and replaced with the following paragraph:

“AND OUR further will and pleasure is that you do, as expeditiously as possible, but in any case on or before 21 September 2004, deliver any interim report that you consider it appropriate to make and your final report in writing of the results of your inquiry to the office of Our Governor in Sydney’

ENTERED on Record by me, in REGISTER OF PATENTS, No, 88 Page 385, this 30th day of June, 2004

FOR DIRECTOR-GENERAL
THE CABINET OFFICE

AND IT IS FURTHER DECLARED that these Letters Patent are to be read with the Letters Patent constituting your Commission.

IN TESTIMONY WHEREOF, WE have caused, these Our Letters to be made Patent, and the Public Seal of Our State to be hereunto affixed.

WITNESS Her Excellency Professor Marie Bashir, Companion of the Order of Australia, Governor of the State of New South Wales in the Commonwealth of Australia.

Dated this 30th day of June 2004.

                    Governor

By Her Excellency’s Command,

Premier.

ANNEXURE B

Conduct of the Inquiry

Conduct of the Inquiry

1.	Public Notice of the Inquiry

        Public notice about the Inquiry was published in several national newspapers.
        The notice was in the following terms:

Special Commission of Inquiry into the
Medical Research and Compensation Foundation
established by the James Hardie Group

Her Excellency the Governor has commissioned Mr David Francis Jackson QC to inquire into and report upon:

1	the current financial position of the Medical Research and Compensation Foundation (“the MRCF”), and whether it is likely to meet its future asbestos related liabilities in the medium to long term;

2.	the circumstances in which MRCF was separated from the James Hardie Group and whether this may have resulted in or contributed to a possible insufficiency of assets to meet its future asbestos related liabilities;

3.	the circumstances in which any corporate reconstruction or asset transfers occurred within or in relation to the James Hardie Group prior to the separation of MRCF from the James Hardie Group to the extent that this may have affected the ability of MRCF to meet its current and future asbestos related liabilities; and

4.	the adequacy of current arrangements available to MRCF under the Corporations Act to assist MRCF to manage its liabilities, and whether reform is desirable to those arrangements to assist MRCF to manage its obligations to current and future claimants.

Mr Jackson is to report on or before 30 June 2004.

A preliminary hearing will be held on Tuesday, 16 March 2004 at 10.15am, at Court 8A, Level 8, John Maddison Tower, 88 Goulburn Street, Sydney. Applications for leave to appear on behalf of persons claiming to be substantially and directly interested in the subject matter of terms of reference will be heard at the preliminary hearing.

Any person intending to seek leave to appear should notify, in writing by 4pm on Friday, 12 March 2004, the Solicitor to the Special Commission of Inquiry addressed to Ms Barbaro at either:

Postal: GPO BOX 1479, Sydney, NSW. 2001 E-mail: mrcfinquiry@agd.nsw.gov.au

Further, any person having information or any views on any of the matters the subject of the Inquiry is invited to forward their information or views, in typewritten or electronic form, as soon as possible to:

Ms Mimi Barbaro

Solicitor to the Special Commission of Inquiry into the Medical Research and Compensation Foundation at the above address.

For further information please contact Ms Barbaro on (02) 9224 5203 or (02) 9377 5306

Commission website: www.lawlink.nsw.gov.au (from 10 March 2004)

The notice was published in the following newspapers on the following days:

Adelaide Advertiser	5, 6 March 2004
Australian Financial Review	5, 6 March 2004
Brisbane Courier Mail	5, 6 March 2004
Canberra News	5, 6 March 2004
Hobart Mercury	5, 6 March 2004
Melbourne Age	5, 6 March 2004
Northern Territory News	5, 6 March 2004
Sun Herald	7 March 2004
Sunday Telegraph	7 March 2004
Sydney Morning Herald	5, 6 March 2004
The Australian	5, 6 March 2004
West Australian	5, 6 March 2004

1. Venue of hearing

The Special Commission of Inquiry into the Medical Research and Compensation Foundation conducted its hearings in Court 8A, Level 8, John Maddison Tower, 88 Goulburn Street, Sydney, NSW 2000.

The Commission also conducted two days of the hearing on 10 and 11 May 2004 in a courtroom of the Supreme Court in Adelaide in order to hear the evidence of Mr McGregor who was unable to travel to Sydney.

2. The preliminary hearing

On 16 March 2004, the Commissioner conducted a preliminary hearing during which he heard and ruled on applications by parties for leave to appear before the Commission. At that preliminary hearing he made directions about the conduct of the Inquiry. The Commissioner directed parties to file any witness statements by 26 March 2004 and set the matter down for hearing commencing 5 April 2004.

3. Parties

The following parties were authorised to appear and to be represented by counsel or solicitor. Certain parties were grouped together to avoid multiple representations.

(i)	Medical Research Compensation Foundation

MRCF (Investments) Pty Limited Amaca Pty Ltd (formerly James & Coy Pty Ltd) Amaba Pty Ltd (formerly Jskearb Pty Ltd)

(ii)	James Hardie Industries NV

ABN 60 Pty Ltd

(iii)	Trowbridge Deloitte Ltd.

(iv)	Eraring Energy

Delta Electricity Macquarie Generation

(v)	The Australian Services Union of NSW

The Australian Manufacturing Workers Union
The Maritime Union of Australia
The Communications, Electrical, Electronic, Energy Information, Postal Plumbing & Allied Services Union of Australia
The Construction, Forestry, Mining & Energy Union of Australia
The Rail Tram & Bus Union of Australia
The Finance Sector Union
The Trades & Labour Council of Western Australia
The Labour Council of NSW
The Australian Council of Trade Unions
The Asbestos Diseases Foundation of Australia
The Asbestos Diseases Society of Australia Inc
The Asbestos Victims Association of South Australia
Queensland Asbestos Related Disease Support Society
Gippsland Asbestos Related Diseases Support Inc
The Cancer Council of NSW

(vi)	State Rail Authority of New South Wales

(vii)	Michael Gill

(viii)	Wayne Attrill

(ix)	Labour Council of New South Wales and ACTU

(x)	PricewaterhouseCoopers and Stephen Loosley

(xi)	UBS Warburg Corporate Finance Ltd and Anthony Sweetman

(xii)	Jay Louise Gardner

(xiii)	Andrew Stevenson

(xiv)	William Koeck

(xv)	Anthony Bancroft

(xvi)	Partners of Allens Arthur Robinson from 30 June 2000 to 30 June 2004

(xvii)	Stephen Harman and Haitham Ghantous

The authorisation granted to the parties above was subject to the following conditions:

(a)	The authorisation may be withdrawn at anytime;

(b)	A person or organisation authorised to appear does not have an automatic right to cross-examine a witness and cross-examination may be limited;

(c)	Persons or organisations authorised to appear must abide by the directions of the Commission which will be aimed at the fair, efficient, timely and cost effective performance of the tasks the Commissioner has been appointed to conclude.

4. The hearing days

The Commission conducted public hearings between 10.15am-12.45pm and 2.15pm-4.15pm, on the following dates:

April 2004	5, 6, 7, 8, 13, 14, 15, 16, 21, 22, 23, 27, 28, 29
May 2004	3, 4, 5, 6, 7, 10, 11, 12, 13, 14, 24, 25, 26, 27
June 2004	1, 23, 4, 7, 8, 9, 10, 11, 15, 16, 17, 18, 21, 22, 23
August 2004	2, 4, 5, 6, 9, 10, 11, 12, 13

5. Witnesses

Various statements were provided at the initiative of parties or in response to a request by the Commission.

Counsel Assisting tendered statements from David Brett and Ewan Waterman and expert reports from Prof. Kingston, Robin Humphreys and Guy Whitehead.

The Commission adopted a practice of summonsing all witnesses to give evidence to avoid concerns about the disclosure of evidence which could be subject to client-legal privilege.

6. Access to documents

The practice adopted by the Commission in relation to providing the parties and the public with access to documents was as follows:

(a)	Persons authorised to appear were ordinarily granted access, including photocopy and uplift access, to all documents received by the Commission unless there was an order to the contrary. The parties ability to publish documents they received in the course of the Inquiry was limited by the following direction made on 5 April 2004.

(b)	Non-parties, those persons not authorised to appear, had restricted access to documents. They were entitled to uplift and photocopy only those documents that had been admitted into evidence at a public hearing, provided there was no order to the contrary.

(c)	There were a number of non-publication directions made by the Commissioner, a list of which is Annexure G to the Report.

7. The Issues Paper

To assist all parties, Counsel Assisting prepared a document prior to the commencement of the public hearing outlining the potential issues that they considered arose from the Commission’s Terms of Reference.

Three versions of the document were circulated to all parties on the following dates:

25 March 2004 – Counsel Assisting produced a List of Potential Issues
20 April 2004 – Counsel Assisting produced a revised Issues Paper
28 June 2004 – Counsel Assisting produced a second revised Issues Paper

Publication of the Issues paper of 28 June 2004 was initially restricted to those parties with leave to appear. The entire Issues Paper became public on 28 July 2004.

8. The receipt of written submissions

The initial written Submissions of Counsel Assisting and all parties were received by the Commission on Wednesday, 14 July 2004.

The written Submissions in reply of Counsel Assisting and all parties were received by the Commission on Monday 26 July 2004. The written submissions of all relevant parties were made available through the Commission’s website.

9. The Oral Submissions

Oral submissions commenced on 4 August 2004 and concluded on 13 August 2004.

10. The Website

A website was created for the Special Commission of Inquiry into the Medical Research and Compensation Foundation. It allowed all parties and the public access to the following information:

•	A copy of the Special Commissions of Inquiry Act 1983 (NSW)

•	The Terms of Reference as specified in the Letters Patent

•	Key dates and announcements of the Inquiry

•	The daily transcript of the public hearing

•	Information regarding access to documents

•	Copies of the Orders and Directions made by the Commissioner

•	Written Submissions

ANNEXURE C

The Inquiry’s Personnel

Personnel

Commissioner

Jackson QC, David Francis

Counsel Assisting the Inquiry	Executive Officer

Sheahan SC, John	Lennan, Margaret

Kelly, Robert

Hogan-Doran, Dominique	Financial Co-ordinator

Darke, Matthew	Tarleton, Anthony

Solicitor to the Inquiry	Editor

Barbaro, Mimi	McCunn, Adrian

Solicitor

Bourke, Brenda

Temporary Employees

Aiken, Fiona	Kelly, Aaron

Baker, Ricky	Madden, Claire

Burke-Douglas, Jaydon	Martindale, Nicholas

Bunnell, Carolyn	Maxwell, Nicholas

de Sousa Seaman, Anna	Mison, Paul

Eklas, Waheeda	Pollock, Deidre

Elam, Alex	Sanders, Sally

Eross, John	Shaw, Leo

Gallacher, Barbara	Sheumack, Gary

Geoghegan, Anthony	Small, Cathy

Holland, Alison	Strawson, Niall

Holland, Michelle	Toovey, Don

Houldsworth, Dallas	Viranna, Cinda

ANNEXURE D

List of Witnesses

List Of Witnesses

Transcript
Reference
	Court	(page
Name	Date(s)	number)	Background
Attrill,	28 April 2004	920–1227	February 2001–present:
Wayne John	29 April 2004		Director: Litigation Management
	3 May 2004		Group
4 May 2004
	5 May 2004		January 1998–February 2001:
Litigation Counsel in the asbestos
litigation section of the JHIL

Bancroft,	14 May 2004	1809–1822	1974–present:
Anthony Gregory	24 May 2004	1826–1875	Partner in corporate advisory
practice of Mallesons Stephen
Jaques

January 2004:
Managing Director within the
investment banking division of
Goldman Sachs JBWERE
Limited

Barton,	8 June 2004	2692–2753	Currently:
Ronald Keith	9 June 2004		Chairman of Goodman Fielder
Limited
Director of Amcor
Director of Tower Limited
Director Ci Technologies Group
Limited.

From March 1993 - 31 October
1999:
Managing Director, James Hardie
Industries

Blanchard, Julian	2 August 2004	3526–3554	September 2000 - January
Ross			2004:
Employed as a Senior Associate
with Allens Arthur Robinson

Transcript
Reference
	Court	(page
Name	Date(s)	number)	Background
Brett,	5 May 2004	1227–1247	2003-present:
David			Independent Economic advisor

16 April 1999 - 30 September
2003:
Director with
PricewaterhouseCoopers

Cameron,	16 April 2004	507–713,	From 3 March - present:
Donald Ewen	21 April 2004		Director and Company Secretary
	22 April 2004		ABN 60 P/L
23 April 2004
From 26 October 1998 - 11
March 2003:
Managing Director JHINV

Cameron,	15 June 2004	3003–3086	August 2003 - present:
Peter Stewart	16 June 2004		Director of JHINV

1976 -December 2001:
Employed by Allens Arthur
Robinson (partner from July
1983)

Cooper,	5 April 2004	13–75	From February 2001 - present:
Dennis John	6 April 2004	79–190	Director of MRCF, Amaca Pty
	7 April 2004		Ltd and Amaba Pty Ltd

Previously in James Hardie
Group:
Chief Information Officer (1997-
2001)

Eccleston, Stephen	17 June 2004	3125–3175	Property Valuer Reviews rental
Shane			valuations completed by JLW
Advisory Services in 2001 in
respect of properties leased by
Amaca to companies in the JH
group of companies

Transcript
Reference
	Court	(page
Name	Date(s)	number)	Background
Edwards,	7 April 2004	191–287	15 February 2001–present:
Sir Llewellyn Roy	8 April 2004		Chairman of the Board of MRCF,
Amaca Pty Ltd and Amaba Pty
Ltd

2 August 1990–15 February
2001:
Director of James Hardie
Industries Limited

Gardner,	16 June 2004	3088–3108	December 2000–present:
Jaye Louise			Director of Grant Samuel &
Associates Pty Limited

Gill,	14 April 2004	293–356	From February 2001–30
Michael John	15 April 2004	358–394	January 2003:
Director of MRCF, Amaca Pty
Ltd and Amaba Pty Ltd

Harman,	5 May 2004	1247–1324	February 2002–February 2005:
Stephen Edward	6 May 2004		Part-time consulting services for
JHIL (Full-time position since
Oct 2002 is with Brambles
Industries Ltd)

November 1997–January 2002:
Financial Controller, JHIL,
California & Sydney

Humphreys,	17 June 2004	3175–3199	Forensic Accountant
Robin Geoffrey

Hutchinson,	8 April 2004	287–291	26 February 2003–present:
Ian	15 June 2004	2989–3003	Director of MRCF, Amaca Pty
Ltd and Amaba Pty Ltd

Previously: Director of ASEA
Brown Boveri Pty Ltd, Director
of Hambros Holdings Australia
Limited

Jollie,	15 April 2004	394–489	February 2001–present:
Peter Edward	16 April 2004		Director of MRCF, Amaca and
Amaba and MRCF Investments

Kingston,	16 June 2004	3108–3124	Specialist in Macroeconomics &
Geoffrey Harold			Finance

Transcript
Reference
	Court	(page
Name	Date(s)	number)	Background
Kneeshaw,	25 May 2004	1903–1918	1995–present:
Alan Thornton			Manager Secretarial Service of
JH group in Australia

30 November 2001–4 January
2002:
Director of ABN60

Koeck,	24 May 2004	1875–1901	Partner of Blake Dawson
William John			Waldron, Lawyers

Loosley,	27 May 2004	2095–2116	Partner of
Steven			PricewaterhouseCoopers Legal

MacDonald,	1 June 2004	2280–2664	14 Aug 2001–present:
Peter Donald	2 June 2004		CEO, James Hardie Industries
	3 June 2004		NV
4 June 2004
	7 June 2004		1 Nov 99–4 Jan 2002:
	8 June 2004		CEO, James Hardie Industries
Ltd

MacPhillamy,	8 June 2004	2664–2689,	July 2003–present: Chief
Thomas John Charles			Financial Officer of Grant
Samuel & Associates

31 March 2003–present:
Director of ABN 60 Pty Limited

Marshall,	28 April 2004	841–920	August 1999–September 2001:
Karl	22 June 2004	3418–3449	Actuary employed by
Trowbridge

McGregor,	7 May 2004	1431–1578	Presently:
Alan Gordon	11 May 2004		Chairman of the Board of
Directors of James Hardie
Industries NV

1995:
Chairman of James Hardie
Industries Limited

Minty,	23 April 2004	674–841	June 1990–present:
Julian David	27 April 2004	3261–3282	Partner of Deloitte Touche
	28 April 2004		Tohmatsu.
	18 June 2004		Consultant of Trowbridge
	31 June 2004		Deloitte Limited

Transcript
Reference
	Court	(page
Name	Date(s)	number)	Background
Morley,	26 May 2004	1999–2058	Presently:
Phillip Graham	27 May 2004	2116–2280	Chief Financial Officer, James
	31 May 2004	2753–2766	Hardie Industries NV
1 June 2004
	6 June 2004		19 Oct 2001–31 March 2003:
Director, ABN60 Pty Ltd

Robb,	9 June 2004	2767–2988	Employed by Allens (partner
David Arthur	10 June 2004		from 2000 to present–in 1999 and
	11 June 2004		part of 2000 Senior Associate)
15 June 2004

Salter,	25 May 2004	1919–1998	19 October 2001–31 March
Donald Alexander	26 May 2004		2003:
John			Director of ABN 60 Pty Limited

2000:
Tax Manager for James Hardie
Group in Australia

Shafron,	7 May 2004	1356–1430	Nov 2002–present:
Peter James	12 May 2004	1579–1809	Senior Vice-President, Finance
	14 May 2004		and Legal for James Hardie
Industries NV

Prior to Nov 2002:
General Counsel, James Hardie
Industries NV

Shafron,	13 May 2004	1 (closed court	See above
Peter James		transcript)

Stevenson,	27 May 2004	2059–2094	Partner of Corrs Chambers
Andrew Wentworth			Westgarth

Sweetman,	6 May 2004	1324–1354	Corporate finance manager at
Anthony John			SBS Walburg, Australia

Waterman,	16 April 2004	491–506	23 June 1997–24 Oct 2001:
Ewen Leith			Executive Director of Access
Economics Pty Limited

Whitehead,	18 June 2004	3200–3260	Master of Business
Guy Horix			Administration (Macquarie
University and IMI, Geneva)

Bachelor of Arts (Actuarial
Studies) (Macquarie University)

Transcript
Reference
	Court	(page
Name	Date(s)	number)	Background
Wilkinson,	31 June 2004	3336–3417	Expert Actuary (KPMG
Richard Charles	22 June 2004		Actuaries)

Fellow of Institute of Actuaries

Williams,	2 August 2004	3554–3562	Senior litigation partner at Allens
Roy Thomas			responsible for James Hardie
affairs

ANNEXURE E

List of Exhibits

List Of Exhibits

Exhibit
No	Description of Exhibit
1	Letter dated 3 March 2004 from Allens Arthur Robinson to the Commission including 9 volumes of enclosures

2	Letter dated 5 March 2004 from Allens Arthur Robinson to the Commissioner including 4 volumes of enclosures

3	Letter dated 5 March 2004 from Clayton Utz to the Commission including 3 volumes of enclosures

4	James Hardie Coy Financial Data for the financial years ending 31 March 1998 through to and including 2000, extracted from the annual accounts of Amaca Pty Ltd

5	Statement of Dennis John Cooper dated 26 March 2004

6	Supplementary Statement of Dennis John Cooper dated 5 April 2004

7	Eight (8) volumes labelled MRCF Tab 1–20, 21–58, MRCF 2, MRCF3, MRCF 4, MRCF 5, MRCF 6, MRCF 7 (Subject to a non-publication direction – 8 April 2004)

8	Document entitled “The Medical Research and Compensation Foundation (MRCF) Modelling Results and Investment Strategy Recommendations” dated 2 August 2001 (MRCF8)

9	Letter dated 17 February 2004 from Stephen Britt (Towers Perrin) to Dennis Cooper as the managing director of Amaca Pty Ltd; subject: Amaca: Investment Advice in light of changed property settlement date (MRCF 9)

10	Document entitled “James Hardie Legal Department – Asbestos Team; Asbestos Liabilities Management Plan YEM01 to 03” (original of Exhibit 7, MRCF1 Tab 1–20, behind Tab 5. Includes handwritten notes of Dennis Cooper)

11	Letter dated 13 February 2001, from David Minty and Karl Marshall (Trowbridge Consulting) addressed to Roy Williams of Allen Allen & Hemsley; (original of Exhibit 7, MRCF 2 Tab 1–20 behind Tab 16) subject: James Hardie Industries Limited – Asbestos Litigation

12	Letter dated February 2001 from Anthony Bancroft and Larissa Hunter of Malleson Stephen Jacques to the Proposed Directors of Newco Pty Limited; subject: Directors Duties – Asbestos Medical Research and Compensation Foundation, containing handwritten comments of Dennis Cooper (missing pages 243–251 of Exhibit 7, Folder MRCF 1 Tabs 1–20)

13	Statement of Sir Llewellyn Edwards dated 30 March 2004

14	Supplementary statement of Sir Llewellyn Edwards dated 7 April 2004

15	Copy of Handwritten Day book entries of Sir Llewellyn Edwards, 20 December 2000 to 5 March 2001 (MRCF10)

16	James Hardie Board Papers (Between Meetings) December 2000 (MRCF11)

Exhibit
No	Description of Exhibit
17	Statement of Peter James Shafron dated 5 April 2004 (Subject to a non-publication direction – 17 May 2004)

18	Graph labelled, ‘New Meso Claims Based on J H Board Papers Document 000558’, based on figures taken from the board paper in Exhibit 2, Volume 3, Tab 10

19	Media release of Medical Research and Compensation Foundation entitled ‘New Foundation to Compensate Asbestos Disease Sufferers’

20	James Hardie Board Papers November 1999

21	James Hardie Board Papers December 1999 (Between Meetings)

22	Document entitled ‘James Hardie Industries Limited agenda for the Audit Committee meeting to be held at 1.00pm in the Board Room, 9th Floor, 65 York Street, Sydney on Wednesday 16 February 2000’. James Hardie Board Papers, February 2000’

23	James Hardie Board Papers, April 2000, including Document prepared by Allen Allen & Hemsley entitled ‘Project Green Advice on Structure and Separation Issues’

24	James Hardie Board Papers, August 2000

25	James Hardie Board Papers (Between Meetings) October 2000

26	Statement of Ian F Hutchinson dated 26 March 2004

27	Supplementary statement of Ian Hutchinson dated 26 March 2004. (Page 288 of the transcript indicates that this statement was actually signed on 8 April 2004)

28	Medical Research and Compensation Foundation document with footnote date of 12 February 2003 [MRCF H1]

29	Statement of Michael John Gill dated 2 April 2004

30	Document entitled ‘Medical Research and Compensation Trust Pty Ltd, James Hardie & Coy Pty Limited, Jsekarb Pty Limited Agenda of meeting of Proposed Directors to be held at PwC, Zurich Room, Level 10, 201 Sussex Street, Sydney on Monday 15 January 2001 at 12:15 pm’

31	Michael Gill’s copy of James Hardie PowerPoint presentation prepared by Phillip Morley

32	Document dated 15 January 2001 entitled ‘Agenda Items’ prepared by Michael Gill

33	Email, 22 January 2001, from Michael Gill to Peter Jollie and Ms Susan Stevenson; subject: Asbestos Liabilities – Trowbridge Presentation

34	Copy of Michael Gill’s handwritten notes of matters of interest in the agenda items for the meeting on the 15 January 2001 [MJG43–47]

Exhibit
No	Description of Exhibit
35	Letter dated 16 February 2001 from Tony Park of A.J. Park Consulting Pty Ltd to Michael Gill (Phillips Fox) with annexures:

1) James Hardie Media Release dated 16 February 2001

2) MRCF Media Release

3) Document entitled ‘James Hardie Industries Limited key messages’

36	Statement of Peter Edward John Jollie dated 26 March 2004

37	Supplementary statement of Peter Edward John Jollie dated 14 April 2004

38	Email, 5 January 2001, from Peter Shafron to Peter Macdonald and Phillip Morley; subject: Peter Jollie

39	Document, table labelled ‘Forecast of JH Coy and Jsekarb combined assets and cash flows’, footnote date of 13 February 2001 (E121, PJM1 Tab 108)

40	Email, 13 February 2001, from Stephen Harman to Phillip Morley and Norah Seddon; subject: Latest version of model

41	Statement of Ewen Leith Waterman dated 8 April 2004, with supporting documents – 1 volume

42	Statement of Donald Ewen Cameron dated 29 March 2004, with supporting documents – 1 volume

43	Internal memorandum with attachments dated 15 February 2001 from Peter Shafron to Phillip Morley and Don Cameron; subject: Coy Indemnity to JHIL

44	Bundle of 11 Letters:

	1.	Letter dated 11 August 2003 from Nancy Milne of Clayton Utz to Alan Kneeshaw of James Hardie

	2.	Letter dated 11 August 2003 from Nancy Milne to Phillip Morley

	3.	Letter dated 11 August 2003 from Nancy Milne to D Cameron

	4.	Letter dated 2 September 2003 from D E Cameron to Nancy Milne

	5.	Letter dated 2 September 2003 from Phillip Morley to Nancy Milne

	6.	Letter dated 2 September 2003 from Alan Kneeshaw to Nancy Milne

	7.	Letter 26 September 2003 from Nancy Milne to D E Cameron; subject: Medical Research & Compensation Foundation – separation arrangements involving Amaca Pty Limited (“Amaca”) and Amaba Pty Limited (“Amaba”)

	8.	Letter 26 September 2003 from Nancy Milne to Alan Kneeshaw; subject: Medical Research & Compensation Foundation – separation arrangements involving Amaca Pty Limited (“Amaca”) and Amaba Pty Limited (“Amaba”)

Exhibit
No	Description of Exhibit
	9.	Letter dated 26 September 2003 from Nancy Milne to Phillip Morley; subject: Medical Research & Compensation Foundation – separation arrangements involving Amaca Pty Limited (“Amaca”) and Amaba Pty Limited (“Amaba”)

	10.	Letter dated 15 October 2003 from Nancy Milne to D E Cameron, copy to Michael Ball; subject: Medical Research & Compensation Foundation – separation arrangements involving Amaca Pty Limited (“Amaca”) and Amaba Pty Limited Amaba”)

	11.	Letter 5 November 2003 from Michael Ball to Clayton Utz; subject: Medical Research and Compensation

45	Facsimile, 21 December 2001 from Wayne Attrill to Tony Bancroft of Mallesons Stephen Jaques; subject: Project Green – advice for directors; attaching a copy of R.I Barrett’s advices of 11 February 1999 and 26 October 1999 and supporting material

46	Financial statements of ABN 60 000 009 263 Pty Limited (formerly James Hardie Industries Limited) dated 31 March 2002

47	Document entitled ‘Changes to Effective Definitions and Clauses to 31 March 2003 Deed of Covenant Indemnity and access on the 3 February 2004 Deed of Rectification’

48	Email, 27 November 2003, from Don Cameron to Peter Shafron copied to Phil Morley and Peter Macdonald; subject: Indemnity rectification attaching letter dated 21 November 2003 from Peter Macdonald to Don Cameron; subject: Deed of Covenant, Indemnity & Access

49	Email, 12 January 2004, from Alessandra Saltos to Don Cameron and J Macphillamy, copied to Andrew Stevenson; subject: JHI NV Deed of Covenant, Indemnity and Access

50	Statement of David Julian Minty dated 30 March 2004, with supporting documents – 1 volume

51	Second Statement of David Julian Minty dated 21 April 2004

52	Reserve Bank of Australia table entitled ‘FO2 Capital Market Yields – Government Bonds, January 1997 to July 2001’, being a schedule of interest rates sourced from the Reserve Bank of Australia web site

53	Bar Graph entitled ‘Number of Claims by disease: Reported (Negative) and Projected Future (Positive)’

54	Statement of Karl Marshall dated 21 April 2004, with supporting documents – 1 volume

55	Email, 22 February 2001, from Peter Shafron to David Minty, Karl Marshall, and Steve Ashe; subject: Pending Sydney Morning Herald article

56	Statement of Wayne John Attrill dated 22 April 2004

57	Supporting documents to the statement of Wayne John Atrill dated 22 April 2004 – 4 volumes

58	Facsimile, 9 August 2000, from Sara Healy to Wayne Attrill with attached letter dated 9 August 2000 from Phillip Morley to Wayne Attrill; subject: ‘Claims Update’

59	Email, 15 September 2000, from Peter Shafron to Wayne Attrill in response to an email,

Exhibit
No	Description of Exhibit
13 September 2000, from Wayne Attrill to Peter Shafron

60	Document entitled ‘Asbestos Litigation Costs – Australia’ for the months of April 2001 and May 2001

61	Bundle of documents tendered by Counsel assisting the Commission John Sheahan S.C during examination of Wayne Attrill - 6 volumes (Subject to a non-publication direction – 31 May 2004)

62	Handwritten notes of Wayne Attrill’s from a meeting dated 18 September 2003; subject: Amaca insurance

63	Document entitled ‘James Hardie’s Asbestos Litigation in context’ and annexures prepared by Wayne John Attrill dated 11 February 2001

64	Document entitled database ‘Tracking list James Hardie claim settled’

65	Document dated 9 January 2001 entitled ‘Summary of JH Litigation Trends YEM99, YEM00 and 3Q01’, prepared by Maija Burtmanis

66	Document with handwritten notes of Wayne Attrill attaching annexures entitled ‘Results of YEM99, Results of YEM00, Results of YEM01’

67	Statement of David Brett dated 30 April 2004, with supporting documents – 1 volume

68	Statement of Stephen Edward Harman dated 23 April 2004 with supporting documents – 1 volume

69	Email, 23 February 2001, from Stephen Harman to Greg Evans and Beverly Cooper; subject: James Hardie & Coy and Jsekarb accounts as at 15 February 2001

70	Bundle of 2 letters:

	1.	Letter dated 15 February 2001 from Stephen Harman of James Hardie to Ms Alex Stewart (Zurich Insurance); subject: D&O Cover, enclosing two documents: a report by Trowbridge Consulting dated 13 February 2001, and a financial model which makes use of the Trowbridge data and other inputs to forecast the future asset position of JH & Co

	2.	Letter dated 13 February 2001 from David Minty and Karl Marshall to Roy Williams; subject: James Hardie Industries Limited – Asbestos Litigation, with appendices

71	Bundle of 4 letters:

	1.	Letter dated 14 February 2001 from Matthias Fuchs to Zurich Insurance; subject: D&O cover

	2.	Letter dated 15 February 2001 from Stephen Harman to Alex Stewart; subject: D&O cover

	3.	Letter dated 13 February 2001 from David Minty to Roy Williams; subject: use of our advice about asbestos - related claims

	4.	Letter dated 13 February 2001 from David Minty and Karl Marshall to Roy Williams; subject: James Hardie Industries Limited - Asbestos Litigation

Exhibit
No	Description of Exhibit
72	Email, 19 February 2001, from Phillip Morley to Peter Macdonald, Peter Shafron, Stephen Harman, Greg Baxter and Steve Ashe attaching the forecast of the Foundation’s assets and cash flows; subject: Models corrected as per this morning;

73	Letter dated 15 February 2001 from Stephen Harman to Ms Alex Stewart (Zurich Insurance); subject: D&O cover; has handwritten notations and attaches a report by Trowbridge dated 13 February 2001

74	Email, 18 February 2001, from Anthony Sweetman to Ian Wilson and Andrew Cowper; subject: Foundation follow up

75	Documents in support of Peter James Shafron’s statement labelled PJS1 – 10 volumes (Subject to a non-publication direction – 17 May 2004)

76	Supplementary Statement of Peter James Shafron dated 4 May 2004

77	Documents in support of Peter James Shafron’s supplementary statement, labelled PJS2 - 4 volumes

78	Folder containing James Hardie Annual Reports 2001-2003

79	Letter dated 31 January 2003 from Michael Ball and David Robb to Peter Shafron and Phillip Morley; subject: Establishment of the Foundation

80	Statement of Alan Gordon McGregor dated 9 May 2004, with supporting documents labelled AGM1 – 1 volume (subject to non publication order- 17 may 2004)

81	Letter dated 12 January 2001 from Roy Williams to Wayne Attrill; subject: ‘JHIL Discovery Project’; attaching the Review of Documents for the JHIL Discovery Project (Subject to a non publication order – 17 May 2004)

82	James Hardie Board Papers November 2001

83	James Hardie Board Papers February 2002

84	James Hardie Board Papers December 2001

85	Internal Memorandum dated 9 November 2001, from Peter Shafron to Peter Macdonald; subject: Foundation

86	Letter to shareholders dated 19 March 2004, signed by Alan McGregor; subject: James Hardie and the Foundation Inquiry

87	James Hardie Media Release dated 25 February 2004 entitled ‘Special Commission into MRCF’

88	Handwritten note of Peter James Shafron dated 16 January 2001; subject: Trust Advice

89	Typewritten document with paras ‘a. – m.’ tendered on behalf of the Energy Companies

90	Handwritten note of Peter James Shafron; entitled Michael Gill

91	Facsimile, 15 April 1998, from Paul Brunner to Mark Shuntleff; subject: Project Chelsea; with attached document dated 14 April 1998 entitled ‘Confidential Freedom of Information Act

Exhibit
No	Description of Exhibit
Treatment Requested’

92	Allens Arthur Robinson bundle of 12 documents entitled ‘Index to JH1.501.001’

	1.	Handwritten notes of telephone call with Peter Shafron and Phillip Morley dated 3 January 2001;

	2.	Handwritten notes taken to or prepared at meeting with Prospective Foundation directors dated 15 January 2001;

	3.	Handwritten notes of telephone call with Messrs Sweetman, Baxter, Macdonald, Wilson, Shafron, Morley, Cameron and, possibly, McGregor dated 16 January 2001;

	4.	Handwritten notes of telephone call with Peter Macdonald and Phil Morley dated 16 January 2001;

	5.	Handwritten notes of JHIL Board meeting dated 17 January 2001;

	6.	Handwritten notes of meeting with Project Green team dated 23 January 2001;

	7.	Letter dated 1 February 2001 from David Robb and Patrice Mowat to Peter Shafron; subject: Draft advice on payment of dividends by James Hardie & Coy;

	8.	Email dated 8 February 2001 from Peter Shafron to David Robb copied to Julian Blanchard and Peter Cameron; subject: Green

	9.	Handwritten notes taken to or prepared at meeting with Prospective Foundation directors dated 13 February 2001;

	10.	Handwritten notes of telephone calls with Peter Shafron and Peter Macdonald dated 15 2001;

	11.	Handwritten notes of JHIL Board meeting;

	12.	Notes, entitled ‘reinstatement’, undated

93	Handwritten flow chart showing Business structure of Borchester Investments Pty Ltd with attaching historical company extracts for Borchester Investments Pty Limited, Borchester Holdings Pty Limited, RCI Pty Limited, RCI Holdings Pty Ltd

94	Letter dated 9 February 2001 from Lynne Harman and Nicola Nygh (Allens Arthur Robinson) to Peter Shafron; subject: JHIL Discovery Project (subject to a non-publication direction – 17 May 2004)

95	Statement of Anthony Gregory Bancroft dated 12 May 2001, with supporting documents labelled AGB1 - 3 volumes

96	Email, 21 December 2000, from Peter Shafron to Peter Cameron and David Robb, copied to Phil Morley, Peter Macdonald and Anthony Sweetman; subject: Independent advice to Trust Directors

97	Email, 2 October 2001, from Larissa Hunter to Dennis Cooper; subject: JHIL Communications

Exhibit
No	Description of Exhibit
98	Statement of William John Koeck dated 12 May 2004, with supporting documents labelled WJK – 1 volume

99	Letter dated 15 February 2001 from Blake Dawson Waldron to Phillip Morley and Don Cameron; subject: ‘James Hardie & Coy Limited and Jsekarb Pty Limited Proposed Indemnity in favour of James Hardie Industries Limited’

100	Supplementary statement of Michael John Gill dated 21 May 2004, with supporting documents – 1 volume

101	Statement of Alan Thornton Kneeshaw dated 17 May 2004, with supporting documents labelled – 1 volume

102	Email, 1 November 2000, from Peter Shafron (USA) to Alan Kneeshaw copied to Wayne Attrill; subject: JHIL Employees.

103	Statement of Donald Alexander John Salter dated 24 May 2004, with supporting documents labelled DAS1 – 2 volumes (Subject to a non publication order – 25 May 2004)

104	Facsimile, 2 June 1998, from Don Salter to Grant Kepler (Coopers & Lybrand) [with attachments]; subject: JHIL management fees

105	Letter dated 22 December 2000 from Charles Humphrey (PricewaterhouseCoopers) to Don Salter; subject: Core Technology Valuation Review – Response

106	James Hardie Industries Limited ‘Inter-house Letter’ dated 12 March 1990 from D A Salter to S E Harman, copied to P G Morley; subject: Group Management Fees 1989/90 year

107	Facsimile, 3 June 1998, from Don Salter to Grant Kepler (Coopers & Lybrand) with attachments; subject: JHIL Management fees

108	Allen Allen & Hemsley document entitled, ‘Chronology of events relevant to JH & Coy’s dividend payments’ with footnote date of 19 January 2001

109	Undated, unaddressed, handwritten note, headed ‘Don’ with Don Salter’s notation on it

110	Email, 17 September 2002 from Alan Kneeshaw to Peter Shafron, copied to David Robb and Don Salter; subject: ‘Amaca divs and mgmt fees’

111	Handwritten note of Don Salter, dated 20 September 2002; subject: Phone Conference

112	Handwritten note dated 17 March 2003 identifying a telephone conference or meeting with Peter Macdonald, Phil Morley and Peter Shafron. Author unknown

113	Email, 18 March 2003, from Peter Shafron to Don Salter, Alan Kneeshaw, Joanne Marchione, Greg Baxter with attachments; subject: Draft ABN 60 – Studorp analysis

114	Email, 9 August 2002, from Lyndal Hoare to Don Salter; subject: ‘ABN 60 tfr (RCI)’

115	Email, 3 August 2002, from Lyndal Hoare to Don Salter, copied to Sarah Carter, Greg Evans, Peter Shafron (USA) and Phillip Morley, with attachments; subject: ‘ABN 60 tfr’

Exhibit
No	Description of Exhibit
116	Email, 29 August 2002, from David Robb to Don Salter, David Robb, Joanne Marchione, Alan Kneeshaw and Greg Evans and copied to Nicola Colbran; subject: ABN 60 transfer

117	Document entitled ‘ABN 60 000 009 264 Pty Limited Steps in creating Foundation II by 31 March 2003’ produced by Allens Arthur Robinson with a footnote date of 24 March 2003

118	Email, 15 July 2002, from Joanne Marchione to Peter Shafron, copied to Don Salter; subject: JHIL to Foundation

119	Document entitled ‘ABN 60 transfer – step plan as of 1 August 2002’

120	Document entitled ‘ABN 60 change of control – step plan as of 16 October 2002’

121	Statement of Phillip Graham Morley dated 5 April 2004, with supporting documents labelled PGM1 – 8 volumes (Subject to a non-publication direction – 17 May 2004)

122	Supplementary statement of Phillip Graham Morley dated 24 May 2004 with supporting documents labelled PGM2 – 2 volumes (Subject to a non-publication direction – 25 May 2004)

123	Document entitled ‘PGM1 – Handwritten notes of Phillip Morley’ produced by Allens Arthur Robinson with a footnote date of 25 May 2004, being a typed copy of Phillip Morley’s handwritten notes of 15 January to 17 January 2001, found at pages 2488 to 2533 in PGM1

124	Statement of Andrew Wentworth Stevenson dated 12 May 2004, with supporting documents – 1 volume

125	Email, 28 March 2003, from Andrew Stevenson to Michael Donovan, Alessandra Saltos and J Macphillamy, with attachments; subject: Deed of Covenant Indemnity and Access

126	Handwritten file notes of Alessandra Saltos dated 9 December 2003

127	Handwritten file note of Alessandra Saltos dated 16 December 2003

128	Handwritten file note of Andrew Stevenson of a meeting with Don Cameron dated 13 January 2004

129	Handwritten file note of Alessandra Saltos of a meeting with Don Cameron dated 13 January 2004

130	Handwritten file note of Alessandra Saltos of a meeting with J.Macphillamy, Don Cameron and A.Stevenson dated 15 January 2004

131	Handwritten file note of Alessandra Saltos of a conference with J.Macphillamy, M.Donovan and A.Stevenson dated 28 March 2003. (Subject to a non-publication direction – 27 May 2004)

132	Handwritten file note of Andrew Stevenson of a meeting on 28 March 2003

133	Jardine Lloyd Thompson document dated March 2003 entitled ‘Directors & Officers Liability Quotation Summary’; with an attached email, 29 March 2003, from Peter Shafron to Andrew Stevenson, Michael Donovan, Alessandra Saltos and copied to Julian Blanchard, David Robb and Phillip Morley; subject: ‘ABN 60 Foundation: D&O Terms’

134	Handwritten file note of Alessandra Saltos of a meeting on 31 March 2003 between J. Macphillamy, David Robb, Julian Blanchard and Andrew Stevenson

Exhibit
No	Description of Exhibit
135	Statement of Stephen Loosley dated 24 May 2004, with supporting documents – 1 Volume

136	Handwritten file notes from an unknown author together with a typed translation produced by Allens Arthur Robinson with a footnote date of 27 March 2004 entitled ‘Graeme Wedderburn’

137	Two tables produced by Stephen Harman entitled:

	1.	‘Updated as at February 15’ footnote date of 15 February 2001;

2. ‘James Hardie Industries Limited Consolidated balance sheet, adjusted for the impact of the Foundation’ footnote date of 19 February 2001

138	Extract from the 1999 James Hardie Annual Report, pages 70 to 71

139	Document entitled ‘James Hardie Building Products Management Information New Zealand’ footnote date 29 April 1998, extracted from the James Hardie 1998 Annual Report

140	Draft discussion paper dated 22 February 1995 entitled ‘Discussion Paper Concerning Stamp Duty Issues in Respect of the Proposed Restructure of the Business of JH & Coy’

141	Email, 2 February 2001, from Phillip Morley to David Robb and Sam Hamilton; subject: FW Loan Deed-James Hardie

142	Handwritten file note of Julian Blanchard dated 3 January 2001, of a conference with Peter Shafron and Phillip Morley

143	Handwritten file note of Julian Blanchard’s teleconference call dated 23 January 2001

144	Handwritten file note of Julian Blanchard entitled ‘James Hardie conference call’ dated 6 February 2001

145	Email, 10 February 2001 from Peter Macdonald to Greg Baxter, copied to Peter Shafron, Phil Morley, Anthony Sweetman, Ian Wilson and Steve Ashe; subject: ‘Stephen Loosley and David Pigott Meeting’

146	Bundle of 4 emails:

	1.	Email, 17 September 2000, from Stephen Harman to Peter Macdonald, Phillip Morley, Ian Wilson, Anthony Sweetman, Peter Shafron, Greg Baxter, Cathy McCutcheon and Robert Middendorp, copied to Norah Seddon and Keith Sheppard; subject: ‘Worked example - partly paid share investment into JHIL’

	2.	Email, 26 September 2000, from Keith Sheppard to Peter Shafron, copied to Stephen Harman, D Robb, A Sweetman, Norah Seddon; subject: Green - Partly Paid Shares

	3.	Email, 6 October 2000, from Peter Shafron to P Cameron and D Robb, copied to Phillip Morley, A Sweetman, Greg Baxter, Stephen Harman and K Sheppard; subject: ‘Green: Stakeholder Issues - Advisers telecon’

	4.	Email, 7 October 2000, from Peter Shafron to Stephen Harman, copied to Phillip Morley, Keith Sheppard, Greg Baxter, Anthony Sweetman, Peter Cameron and David Robb. subject: ‘(MORE) Green - Stakeholder Issues: Advisers telecon’

Exhibit
No	Description of Exhibit
147	Email, 24 March 2001, from Peter Shafron to P Cameron and D Robb, copied to Peter Macdonald, Phillip Morley, Stephen Harman and Greg Baxter; subject: ‘Project Green Update for April Board Paper’

148	Statement of Peter Donald Macdonald dated 2 April 2004 with supporting documents labelled PDM1 – 2 volumes (Subject to a non-publication direction – 17 May 2004)

149	Document prepared by Peter Macdonald displaying Asset Sales outside the James Hardie group

150	MRCF (Investments) Tender Bundle – 1 Volume

151	Email, 27 January 2001, from Peter Macdonald to Greg Baxter and Steve Ashe, copied to Ian Wilson, Anthony Sweetman, David Robb and Peter Cameron; subject: ‘Privileged and Confidential’. Attachments include draft Board Minutes dated 15 November 2000 and 17 January 2001 and a Trust Creation document

152	Email, 1 August 2001, from Peter Macdonald to David Robb and Peter Shafron, copied to Jeremy Low, Phillip Morley and George Frangeskides; subject: ‘JHI NV revised articles including takeover language’

153	Bundle of 5 documents:

	1.	Three pages of Peter Macdonald’s speaking notes for the Board meeting of 13 February 2002

	2.	CEO Report dated 14 May 2002

	3.	Memo dated 16 December 2003 from Peter Macdonald to the Directors; subject: CEO Update

	4.	Email, 23 January 2003, from Peter Macdonald to Peter Shafron and Phillip Morley; subject:
‘MRCF meeting Note’

	5.	Email, 9 May 2004, from Peter Shafron to Peter Macdonald; subject: ‘Foundation’

154	Media release dated 29 October 2003 from Medical Research Compensation Foundation; subject: Asbestos Compensation Funding

155	Hardcopy of Peter Macdonald’s PowerPoint presentation dated 30 October 2003

156	Document entitled ‘Chapter 3 Continuous Disclosure’, footnote date 1 July 2000

157	Document entitled ‘Chapter 3 Continuous Disclosure’, footnote date April 2003

158	James Hardie Media Release dated 29 October 2003, entitled ‘Possible Asbestos Funding Shortfall Suggests Significant Change in Claims’

Exhibit
No	Description of Exhibit
159	Email, 8 February 2001, from Wendy Hallgren to “aharmse”, copied to Peter Shafron and George Frangeskides; subject: ‘U.S. Securities Laws and Project Green’

160	Email, 10 January 2001, from David Robb to Peter Shafron, copied to Peter Cameron; subject: Tony Bancroft

161	Email, 5 October 2001, from Peter Macdonald to Jeremy Low, copied to David Robb, Peter Shafron and Phillip Morley; subject: Brief to Tom Bathurst QC

162	Email, 26 December 2000, from Peter Macdonald to Peter Shafron, copied to Phillip Morley, Anthony Sweetman and Stephen Harman; subject: ‘FW Equity valuations’

163	Email, 28 February 2001, from Roy Williams to Peter Shafron, copied to Peter Cameron and David Robb; subject: Trowbridge report

164	Email, 8 February 2001, from Peter Shafron to David Robb, copied to Julian Blanchard and Peter Cameron; subject: Green

165	Email, 29 March 2001, from Roy Williams to Peter Shafron, copied to David Robb; subject:
Trowbridge

166	Document entitled ‘Asbestos Medical Milestones 1899–1987’

167	Letter dated 31 October 2004 (date should read 2003 - corrected in the transcript p 2634) to the Editor of Australian Financial Review from Peter Macdonald

168	Email, 6 November 2000, from Keith Sheppard to Peter Cameron, copied to A Sweetman, Tony Clemens, Larry Magid, Peters and Phillip Morley, with attachment; subject: The Rationale

169	Email, 10 February 2001, from Peter Macdonald to Andrew Cowper, copied to Phillip Morley, Peter Shafron, Greg Baxter, Steve Ashe and Anthony Sweetman; subject: ‘Presentation of outline - Comments for discussion’

170	James Hardie Press Release dated 7 June 2004, entitled ‘James Hardie Releases New Actuarial Review’

171	Letter dated 19 March 2004 from Peter Macdonald to the ‘The Bulletin’

172	James Hardie ‘Hardie News’ April 2004/Volume 4 Issue 1

173	Statement of Thomas John Charles Macphillamy dated 25 May 2004 with supporting documents labelled TJCM1 – 1 volume

174	Statement of Dr Keith Barton dated 6 May 2004 with supporting documents – 1 volume

175	Supplementary statement of Dr Keith Barton dated 24th May 2004 with supporting documents – 1 volume

176	Facsimile cover sheet, 11 July 1996, from Geoff Atkins (Trowbridge) to Mr S Gellert JHI attaching letter dated 11 July 1996 from Geoff Atkins to Mr S Gellert; subject: Actuarial Review of Provisions for Asbestos-Related Diseases – Stage 2

Exhibit
No	Description of Exhibit
177	Facsimile, 24 July 1996, from Stephen Gellert to Geoff Atkins and David Minty; subject: Asbestos- Risk Review

178	Overview of presentation by Trowbridge Consulting entitled ‘James Hardie Industries Limited Actuarial Review of Asbestos-Related Claims yet to be paid 3 September 1996’

179	Document dated 6 April 1992, entitled ‘Asbestos Litigation Forecast 1992–2005’. Author Mr J Knight, solicitor

180	Email, 14 April 1999, from Greg Evans to Stephen Harman and Peter Shafron; subject: ‘JH&COY CHARGE TO JHIL’

181	Warburg Dillon Read’s report to James Hardie dated July 1999 and entitled ‘Project Monica key issues’

182	James Hardie Memo dated 31 March 2003 from Phil Morley to Don Salter; subject: Quantification of workers compensation claims for ABN60 directors

183	Extract from Grant Samuel & Associates Valuation Report dated 17 September 1998 (Summary & Conclusions)

184	Document entitled ‘Difference in earnings between Grant Samuel & Associates and PricewaterhouseCoopers’

185	Table showing differences between PricewaterhouseCoopers 1997 forecast and Grant Samuel & Associates 1999 forecast in earnings

186	Allens Arthur Robinson document entitled ‘Documents in respect of which non-publication directions are sought – DAR1’ with a footnote date of 9 June 2004

187	Statement of David Robb dated 8 June 2004 with supporting documents – 3 Volumes (Subject to a non-publication direction – 1 July 2004)

K	Transcription of David Robb’s handwritten notes that appear in the supporting documents. Forms part of exhibit 187

188	Supplementary Statement of David Arthur Robb dated 9 June 2004 with supporting documentation (Subject to a non-publication direction – 8 June 2004)

189	Tender Bundle prepared on behalf of MRCF (Investments) Pty Limited – 2 volumes

190	Handwritten file note of David Robb dated 9 January 2001

191	Email, 31 October 2002, from Julian Blanchard to Peter Shafron, copied to Richard Alcock and Michael Ball; subject: ‘Letter to Directors, James Hardie’ (Subject to a non-publication direction – 17 June 2004)

192	Email, 1 November 2002, from Julian Blanchard to Peter Shafron, Peter Macdonald, Phillip Morley, copied to Richard Alcock and Michael Ball; subject: ABN60. The email has attachments:

	1.	An internal memorandum from Richard Alcock, Michael Ball and Julian Blanchard dated 1

Exhibit
No		Description of Exhibit
November 2002; subject: creditors

	2.	Letter dated 1 November 2002 from Richard Alcock and Michael Ball to the Directors James Hardie Industries N.V.; subject: Change of Control of ABN 60 000 009 263 Pty Ltd (ABN 60) (Subject to a non-publication direction – 17 June 2004)

193		Handwritten notes of Michael Quinlan of a telephone conversation with David Robb dated 5 February 2001

194		Email, 27 March 2001, from Peter Shafron to David Robb; subject: Project Green Update for the April Board Paper

195		Email, 1 March 2001, from Roy Williams to Peter Shafron, copied to Peter Cameron and David Robb; subject: Trowbridge Report

196		Email, 15 February 2001, from Peter Shafron to David Robb, copied to Phillip Morley; subject: Trowbridge

197		Letter dated 18 October 2002 from Richard Alcock to the Directors James Hardie Industries N.V.; subject: Change of control of ABN 60 000 009 263 Pty Ltd (ABN 60)

198		Letter dated 1 November 2002 from David Robb and Michael Ball to the Directors James Hardie Industries N.V.; subject: Change of control of ABN 60 000 009 263 Pty Ltd (ABN 60) (Subject to a non-publication direction – 17 June 2004)

199		Letter dated 24 January 2003 from David Robb and Michael Ball to the Directors James Hardie Industries N.V.; subject: Change of control of ABN 60 000 009 263 Pty Ltd (ABN 60) (Subject to a non-publication direction – 17 June 2004)

200		Email, 5 November 2002, from Peter Shafron to Richard Alcock and Julian Blanchard, copied to Phillip Morley; subject: ABN 60

201		Letter dated 8 October 2002 from David Robb to the Directors James Hardie Industries N.V.; subject: Change of control of ABN 60 000 009 263 Pty Ltd (ABN 60)

202		Handwritten file notes of David Robb dated 6 February 2001

203		Handwritten file notes of Julian Blanchard of a conference call dated 4 January 2001

204		Handwritten file notes of David Robb incorrectly dated 1 January 2002, corrected in the transcript as 1 January 2001

205		Handwritten file note of David Robb from meeting dated 13 February 2001

206		Letter dated 24 January 2003 from David Robb and Michael Ball to the Directors of James Hardie Industries NV, with handwritten notations in the margin; subject: Change of Control of ABN 60 000 009 263 Pty Ltd (ABN 60) (subject to non publication order – 17 June 2004)

207		Email, 23 January 2002, from Peter Shafron to David Robb; subject: compensation reforms may be near

208		Bundle of 5 emails

Exhibit
No	Description of Exhibit
	1.	Email, 27 February 2001, from Roy Williams to David Robb, copied to Lynne Harman and Peter Cameron; subject: ‘Draft e-mail to Peter Shafron’

	2.	Email, 27 February 2001, from David Robb to Roy Williams, copied to Lynne Harman and Peter Cameron; subject: ‘Draft e-mail to Peter Shafron’

	3.	Email, 27 February 2001, from Peter Cameron to David Robb and Roy Williams, copied to Lynne Harman; subject: ‘Draft e-mail to Peter Shafron’

	4.	Email, 27 February 2001, from Roy Williams, Peter Cameron and David Robb, copied to Lynne Harman; subject: ‘Draft e-mail to Peter Shafron’

	5.	Email, 28 February 2001, from Roy Williams to Peter Shafron, copied to Peter Cameron and David Robb; subject: ‘Trowbridge report’

209	Email, 8 March 2001, from Roy Williams to David Robb and Peter Cameron; subject: ‘Trowbridge report’

210	Conference notes of David Robb of a conference with Noel Hutley dated 10 May 2001

211	Email, 15 May 2001, from David Robb to Peter Shafron; subject: ‘Note of Conference with Noel Hutley’

212	Handwritten file notes of David Robb dated 25 August 2000

213	Bundle of 4 emails

	1.	Email, 14 February 2001, from David Robb to Peter Shafron, copied to George Frangeskides and Patrice Mowat; subject: Coy

	2.	Email, 14 February 2001, from Patrice Mowat to William Koeck, copied to Loretta Rigby and David Robb; subject: ‘Project Green – Coy documents’

	3.	Email, 15 February 2001, from Bruce Macdonald to Patrice Mowat and David Robb, copied to Don Cameron, Peter Shafron, Bill Koeck and Jeremy Kriewaldt; subject: James Hardie

	4.	Email, 15 February 2001, from David Robb to George Frangeskides; subject: James Hardie

214	Email, 5 February 2001, from Peter Macdonald to Peter Shafron, Phillip Morley and Greg Baxter, copied to Ian Wilson, Anthony Sweetman and David Robb; subject: ‘BIL Discussions’

215	Email, 9 February 2001, from Peter Shafron to David Robb; subject: ‘Coy Indemnity & Loan’

216	Email, 14 February 2001, (with attachments) from Peter Shafron to Julian Blanchard, copied to D Robb and G Frangeskides; subject: ‘Trowbridge for MSJ Pack’

217	Email, 13 February 2001, from Peter Shafron to Julian Blanchard, copied to D Robb; subject: ‘Revised Trowbridge attached for MSJ pack’

218	Third supplementary statement of Ian Farley Hutchinson dated 31 May 2004, with supporting documents – 2 volumes

Exhibit
No	Description of Exhibit
219	Fourth supplementary statement of Ian Farley Hutchinson dated 10 June 2004

220	Application from AMACA Pty Ltd for assistance under the Commonwealth Government’s HIH Claims Support Scheme (pages 1–52) dated 27 February 2004

221	Application form AMACA Pty Ltd for assistance under the Commonwealth Government’s HIH Claims Support Scheme (pages 53–57) dated 27 February 2004

222	Application from AMABA Pty Ltd for assistance under the Commonwealth Government’s HIH Claims Support Scheme (pages 58–95) dated 27 February 2004

223	Application form AMABA Pty Ltd for assistance under the Commonwealth Government’s HIH Claims Support Scheme (pages 96–114) dated 27 February 2004

224	Statement of Peter Stewart Cameron dated 7 June 2004, with supporting documents – 2 volumes (Subject to a non-publication direction – 16 June, 1 July 2004)

225	Email, 6 November 2000, from Anthony Sweetman to Keith Sheppard and Peter Cameron, copied to Larry Magid, ‘Peters’, Phillip Morley and Tony Clemens; subject: ‘The Rationale’

226	Email, 7 November 2000, from Peter Cameron to Keith Sheppard, copied to Anthony Sweetman, Tony Clemens, Phillip Morley, David Robb and George Frangeskides; subject: ‘The Rationale’

227	Statement of Andrew Smith dated 2 April 2004

228	Supplementary Statement of Andrew Smith dated 16 April 2004

229	Further Supplementary Statement of Andrew Smith dated 27 April 2004

230	Statement of Armando Gardiman dated 1 June 2004, with supporting documents

231	Statement of Jorg Probst dated 2 June 2004, with supporting documents

232	Statement of Professor Bruce Armstrong attaching a document entitled ‘Review of the epidemiological bases for Trowbridge Consulting’s predictions of asbestos-related claims for James Hardie Industries and for the Medical Research and Compensation Foundation’, dated 1 April 2004

233	Statement of Peter Gordon dated 25 May 2004, with supporting documents – 1 volume

234	Statement of Jaye Louise Gardner dated 8 June 2004 with supporting documents

235	Facsimile, 13 August 1998 from Niesje Turney to Jaye Gardner; subject: Sundry requests

236	Document dated 31 March 1998 entitled ‘James Hardie & Coy Pty Ltd CLASS A PACKAGE’

237	Report of Professor Bruce Kingston dated 16 May 2004 – 1 volume

238	Report of Stephen Shane Eccleston Director of BEM Property Consultants Pty Ltd dated 24 May 2004

239	Letter dated 15 June 2004 from Robert K. Ellis to Keren Davies; subject: James Hardie -Rental

Exhibit
No	Description of Exhibit
Advice/Opinions

240	Facsimile, 7 July 1998, from Jordan Berryman to Wil Wiemann; subject: James Hardie Rental Valuations

241	Document entitled ‘Existing Use Value & Insurance Value as at 31 March 1999’ for the property at Carole Park

242	Valuation by JLW Advisory Corporate Property Services, of JHIL property located at Carole Park, Queensland dated 31 March 1996

243	Letter dated 22 May 1998 from Wil Wiemann James Hardie Industries Limited, marked attention Peter Shafron; subject: Kerbside Rental Opinion – Cobalt & Silica Sts, Carole Park, Qld

244	Letter dated 25 May 1998 from Nicole Hickling James Hardie Industries Limited, marked attention Peter Shafron; subject: Kerbside Rental Opinion - 46 Randle Road, Meeandah, Qld

245	Letter dated 24 May 2004 from Robin Humphreys of Moore Stephens WI Forensic P/L and annexures to Ms Mimi Barbaro; subject: Medical Research & Compensation Foundation Special Commission of Inquiry

246	Letter dated 17 June 2004 from Robin Humphreys of Moore Stephens WI Forensic P/L to Mimi Barbaro; subject: Medical Research & Compensation Foundation Special Commission of Inquiry

247	Facsimile, 10 June 2004, from Michael Ball and Stuart Lawrance to Mimi Barbaro; subject: Special Commission of Inquiry into the Medical Research & Compensation Foundation attaching a document entitled ‘Amaca continuing to own business’

248	Letter dated 6 October 2000 from Lebbon to Edwin Berzins; subject: Preliminary Indicative View - James Hardie Research Pty Limited

249	Letter dated 6 March 2001 from Charles Humphrey to Don Salter; subject: Core Technology Valuation - Response to ATO

250	Document entitled ‘Resumé of Guy Whitehead’

251	Document entitled ‘Report to the Special Commission of Inquiry Into The Medical Research and Compensation Foundation Regarding Trowbridge Estimates of the JHG Asbestos Related Liabilities and Related Matters’, prepared by Guy Whitehead of Taylor Fry Consulting Actuaries dated 23 May 2004

252	Document entitled ‘Special Commission of Inquiry into the Establishment of the MRCF Actuarial Expert Witness Report Prepared For Allens Arthur Robinson and James Hardie Review of Actuarial Advice Provided by Trowbridge Deloitte 1996 – 2003’ dated 7 June 2004; Author: Richard C Wilkinson, Director, KPMG Actuaries Pty Ltd

253	Document entitled ‘The Incidence of Mesothelioma in Australia 1998 to 2000 Australian Mesothelioma Register Report 2003’ from the Commonwealth of Australia National Occupational Health and Safety Commission

254	Series of Tables and Graphs reproduced from the Mesothelioma Register for the years 1993–2003

Exhibit
No	Description of Exhibit
showing ‘number of cased diagnosed – male + female’

255	Tables from the Australian Institute of Health and Welfare entitled ‘Number of new cases and age- specific rates for selected cancers by year of registration, sex and 5 year-age groups’, for the years 1983–2000 and 1983–1998

256	Table entitled ‘Estimated Net Annual Consumption: Used as Proxy for Exposure Australian National Statistics relating to consumption, metric Tonnes’

257	Third statement of David Julian Minty dated 4 June 2004 – 1 volume

258	Fourth statement of David Julian Minty dated 18 June 2004

259	Letter dated 13 May 1998 from Roy Williams to David Minty; subject: Project Chelsea with attached documents;

	1.	Document dated 12 May 1998 entitled ‘Trends in Asbestos Litigation Involving the James Hardie Group of Companies: A Legal Overview’

	2.	Document dated 7 May 1998 prepared by Attorney General and the Minister for Industrial Relations the Hon JW Shaw QC MLC entitled ‘END TO DEATH-BED COURT CASES FOR DUST DISEASE VICTIMS’

260	Email, 22 May 1998, from David Minty to Geoff Atkins, copied to Julie Evans; Amy Angell and Mark Wylie; subject: Allens Report on Chelsea

261	Copy of the article ‘The European Mesothelioma Epidemic’ taken from the British Journal of Cancer (1999) 79(3/4), 666–672; Authors J Peto, A Decarli, C LaVecchia, F Levi and E Negri

262	Trowbridge Consulting Report entitled ‘Public Liability Insurance Analysis for Meeting of Ministers 27 March 2002’ dated 26 March 2002

263	Document entitled ‘Proposed Accounting Standards ED88 Provisions and Contingencies’ December 1997

264	Document entitled ‘Accounting Standard AASB1044 Provisions, Contingent Liabilities and Contingent Assets’

265	Document entitled ‘FAS 5: Accounting for Contingencies’ issued March 1975

266	Article from the American Journal of Industrial Medicine 41:188-201 (2002) entitled ‘Malignant Mesothelioma in Australia, 1945 – 2000’. Authors J Leigh, P Davidson, L Hendric and D Berry

267	Document from Richard Wilkinson in response to the Commission’s request for a list of the insurers referred to in 3.2.3 of his expert report. Footnote date 16 June 2004

268	Letter dated 3 March 2004 from Michael Ball & Stuart Lawrance to Richard Wilkinson and Greg Martin; subject: Special Commission of Inquiry into the establishment of The Medical Research & Compensation Foundation

269	Article published by the 1997 British Occupational Hygiene Society entitled ‘Malignant Mesothelioma in Australia (1945–1995)’. Authors: J Leigh, B Hull and P Davidson

Exhibit
No	Description of Exhibit
270	Letter dated 4 April 1998 from Professor G. Berry to John Winters

271	Facsimile dated 23 April 1998 from Joe to Wayne Attrill attaching a letter dated 23 April 1998 from William Blot and Joseph McLaughlin; subject: Evaluation and critique of NOHSC report “No 3 – Asbestos update” by Dr J Leigh

272	Report by PricewaterhouseCoopers dated 4 July 2003 entitled ‘PwC Asbestos Survey Asbestos experience as at 31 March 2003’

273	Supplementary Statement of Alan Gordon McGregor dated 17 June 2004

274	Article from the American Journal of Epidemiology Vol 145 No 3 entitled ‘Analysis of Current Trends in United States Mesothelioma Incidence’ 1996; Author: B Price

275	Statement of Caroline Cox dated 22 June 2004

276	One folder containing information obtained from ASIC in relation to MRCF and related companies; ABN 60 Pty Limited and related companies

277	Annual reports for James Hardie Industries from 1989 to 2003

278	Documents from the Supreme Court Application re: Scheme of Arrangement – 5 folders

279	Two Graphs, both drawn from the James Hardie website showing the movements in share prices from 1994 to 2004

280	Form 6-K dated 14 May 2004, submitted by James Hardie Industries NV to the Securities and Exchange Commission, Washington DC

281	Declaration by Phillip Morley Dated 18 June 2004 (Subject to non-publication direction – 23 June 2004)

282	Declaration by Peter Shafron Dated 18 June 2004 (Subject to non-publication direction – 23 June 2004)

283	Board Papers and Minutes, including minutes of Audit Committee meetings of James Hardie Industries, from February 1994 to February 2004

284	Four folders containing information relating to the history of James Hardie Companies

285	Financial statements from Amaca and Amaba from 1960 to the present day

286	Letter dated 31 May 2004 from Michael Ball and Stuart Lawrance; subject: Special Commission of Inquiry into the Medical Research & Compensation Foundation. Group Structure diagrams relating to the James Hardie Group of Companies is attached

287	Letter dated 10 June 1998 from G N Kennedy to Peter Shafron; subject: James Hardie Property, Rutland Avenue, Welshpool, WA

288	Handwritten file note of David Robb dated 25 July 2002

289	Handwritten file note of David Robb dated 4 October 2002

Exhibit
No	Description of Exhibit
290	Document entitled ‘Chairman’s agenda James Hardie Industries Limited – For a scheme meeting to be held on 28 September 2001’

291	Email, 19 July 2000, from Wayne Attrill to Peter Shafron; subject: ‘Green’

292	Bundle of Documents:

	1.	Facsimile, 15 June 2004, from Mimi Barbaro, Solicitor for Commission of Inquiry into MRCF to all parties with leave to appear before the Commission attaching a copy of the Summons to Produce issued on The Proper Officer, KPMG Actuaries Pty Limited and Mr Richard Wilkinson;

	2.	Facsimile, 22 June 2004, from Mimi Barbaro, Solicitor to the Special Commission of Inquiry to all parties with leave to appear before the Commission attaching, among other things, a letter dated 17 June 2004 from Reaymond McGuinness, Gilbert & Tobin, to Mimi Barbaro; subject: ‘Richard Wilkinson – Summons to Produce Documents dated 15 June 2004 (Summons)’

293	One folder containing Wayne Attrill’s answers to questions asked by the Commissioner Jackson QC on 29 April 2004 and other documents relating to certain exchanges in the early formation of the Foundation

294	Further supplementary statement by Ian Farley Hutchinson dated 23 June 2004

295	Statutory Declaration of Dennis John Cooper dated 9 July 2004

296	Supplementary statement of Peter John Beacroft with supporting documents dated 22 June 2004 – 1 volume

297	List of proposed amendments to the Transcript

298	Statutory Declaration of Peter Macdonald dated 22 June 2004, with supporting documents – subject to non-publication order of 9 July 2004.

299	Certified copy of a supplementary statement of Peter Beacroft dated 25 June 2004.

300	Video recording of media announcement by James Hardie Industries Ltd of third quarter results for 2001.

301	Partial transcription of the video recording of media announcement by James Hardie Industries Ltd of third quarter results for 2001.

302	Statement of Julian Ross Blanchard dated 5 July 2004, with supporting documents.

303	Supplementary Statement of David Arthur Robb dated 5 July 2004, with supporting documents.

304	Statutory Declaration of Charles Harold Humphrey dated 1 July 2004.

305	Statutory Declaration of Grant Kepler dated 7 July 2004, with supporting documents.

306	Draft report entitled ‘James Hardie Industries Limited Valuation of James Hardie & Coy Pty

Exhibit
No	Description of Exhibit
Limited Business 31 March 1998’ prepared by PricewaterhouseCoopers.

307	Statutory Declaration of Phillip Graham Morley dated 16 July 2004.

308	Supplementary Statement of Peter Donald Macdonald dated 12 July 2004, with supporting documents.

309	Second Supplementary Statement of Peter James Shafron dated 12 July 2004, with supporting documents.

310	Statutory Declaration of Phillip Graham Morley dated 9 July 2004, with supporting documents.

311	Supplementary Statement of Jorg Probst dated 8 July 2004, with supporting documents.

312	Statement of Richard Charles Wilkinson dated 12 July 2004.

313	Copy of Media Announcement made on 5 February 2004 by the US Food and Drug Administration entitled ‘FDA Approves First Drug for Rare Type of Cancer’ relating to the approval of the release of the drug Alimta for use in combination with other drugs for the treatment of patients with mesothelioma.

314	Letter dated 13 July 2004, from John McGuiness (KPMG) to Michael Ball; subject: ‘Medical Research & Compensation Foundation’; schedules attached.

315	Statement of Richard John Shankland dated 9 July 2004 and supporting documents.

316	Copy of the diary entry of Michael Gill for 9 February 2001

317	Bundle of documents extracted from the CD produced on 11 May 2004 by Allens Arthur Robinson.

318	Report to the MRCF Board re trip to London, May 2004 by Andrew Sutherland (Eakin McCaffrey Cox) and Marshall Phillips (Insurance Consultant).

319	Transcript of hearing on 21 July 2004 before Young CJ in Sir Llewellyn Edwards & Ors v The Attorney General in and for the State of New South Wales No.3608/04.

320	Selection of file notes and documents extracted from the documents produced on 23 July 2004 by Allens Arthur Robinson.

321	Letter dated 26 July 2004 from Robin Humphreys (Moore Stephens WI Forensic P/L) subject:
Medical Research & Compensation Foundation Special Commission of Inquiry.

322	Affidavit of Ian Farley Hutchinson sworn 23 June 2004 filed in the Supreme Court proceedings of Sir Llewellyn Edwards & Ors v The Attorney General in and for the State of New South Wales, No.3608/04.

323	Affidavit of Ian Farley Hutchinson sworn 5 July 2004 filed in the Supreme Court proceedings of Sir Llewellyn Edwards & Ors v The Attorney General in and for the State of New South Wales, No.3608/04.

324	Affidavit of Dennis John Cooper sworn 5 July 2004 filed in the Supreme Court proceedings of Sir

Exhibit
No	Description of Exhibit
Llewellyn Edwards & Ors v The Attorney General in and for the State of New South Wales, No.3608/04.

325	Affidavit of Peter Jollie sworn 5 July 2004 filed in the Supreme Court proceedings of Sir Llewellyn Edwards & Ors v The Attorney General in and for the State of New South Wales, No.3608/04.

326	Affidavit of Sir Llewellyn Edwards sworn 7 July 2004 filed in the Supreme Court proceedings of Sir Llewellyn Edwards & Ors v The Attorney General in and for the State of New South Wales, No.3608/04.

327	Folder of documents entitled ‘Tender Documents in Relation to Submissions in Reply’ produced by Turner Freeman Solicitors.

328	Email, 28 march 2003, from Peter Velez to Phillip Morley and Donald Salter, copied to Stephen Brent; subject: ‘L to The Directors, James Hardie Industries NV – Change of Control I of ABN 60 (#11100205)’ (part subject to non-publication order of 29/6/04).

329	Email, 21 November 2002, from Phillip Morley to Peter Velez, copied to Stephen Brent; subject: Draft opinion for Directors of ABN60.

330	Handwritten file notes of Peter Velez of discussion with Phillip Morley dated 10 October 2002 (part subject to non-publication order of 29/6/04).

331	Supplementary Statement of David Arthur Robb dated 28 July 2004.

332	Statement of Roy Thomas Williams dated 29 July 2004 (part subject to non-publication order of 30/7/04).

333	Statutory Declaration of Charles Humphrey dated 30 July 2004.

334	Bundle of 5 documents tendered on behalf of JHINV and ABN 60 Pty Ltd:

	1.	Company search of James Hardie FC Pty Ltd (paragraph 2.2.1)

	2.	Email, 5 Nov 1999, from John Martin to Peter Cameron re: letter of advice on ED88 (paragraph 5.1.5)

	3.	Email, 9 Nov 1999, from John Martin to Peter Cameron re: attached not on ED88 prepared by Peter Cameron (paragraph 5.1.5).

	4.	Email, dated 20th Nov 2000 from Anthony Sweetmen (paragraph 5.3.4)

	5.	File note of David Robb dated 21st Nov 2000

335	Statement of Richard Charles Wilkinson dated 3 August 2004 (subject to non-publication direction dated 4/08/04 - counsel and solicitors in the commission only)

337	Email, 13 February, from Tony Bancroft to Dennis Cooper, Peter Jollie, Sir Llew Edwards and copied to Michael Gill; subject: ‘Tony Bancroft Meeting with Allens’

338	Letter dated 21 July 2004 from Mimi Barbaro to Michael Ball (Allens Arthur Robinson); subject: ‘Special Commission of Inquiry into the Medical Research and Compensation Foundation’; attaching a facsimile, 25 July 2004, from Guy Foster (Allens Arthur Robinson) to Mimi Barbaro;

Exhibit
No	Description of Exhibit
subject: ‘Special Commission of Inquiry into the Medical Research and Compensation Foundation’.

339	Two documents

	1.	Document entitled ‘financial summary- Amaca’ showing a summary extract of Amaca’s balance sheet and income statements over the period February 2001 to June 2004 (un-audited).

	2.	Document entitled ‘financial summary- Amaba’ showing a summary extract of Amaba’s balance sheet and income statements over the period February 2001 to June 2004.

340	Copy of Media announcement, dated 14 July, entitled ‘James Hardie Statement on Funding Future Asbestos Claims’.

341	3 documents relating to amendments to the transcript:

	1.	Transcript amendments for 7 July 2004 to 10 August 2004.

	2.	Supplementary amendments to previous transcripts.

	3.	Proposed transcript amendments for 11 August 2004.

342	Statutory Declaration of David Arthur Robb dated 20 August 2004, with supporting documents.

ANNEXURE F

List of Submissions

List Of Submissions

1.	Australian Plaintiff Lawyers Association

(a)	Submissions in chief dated April 2004.

2.	The Partners of Allens Arthur Robinson dated 14 July 2004

(a)	Submissions in chief dated 14 July 2004;

(b)	Submissions in reply dated 30 July 2004;

(c)	Further submissions in reply dated 16 August 2004 – response to additional submissions by Counsel Assisting and the MRCF re the scheme of arrangement proceedings and attached document that has become Exhibit 342.

3.	Wayne Attrill:

(a)	Submissions in chief dated 14 July 2004;

(b)	Submissions in reply dated 26 July 2004.

4.	Eraring Energy, Delta Electricity, Macquarie Generation and the State Rail Authority:

(a)	Submissions in chief dated 11 May 2004.

5.	Jaye Gardner:

(a)	Submissions in chief dated 14 July 2004;

(b)	Supplementary submissions dated August 2004.

6.	Haitham Ghantous:

(a)	Submissions in chief dated 14 July 2004.

7.	Michael Gill:

(a)	Submissions in chief dated 14 July 2004;

(b)	Submissions in reply dated 26 July 2004.

8.	Stephen Harman:

(a)	Submissions in chief dated 14 July 2004.

9.	James Hardie Industries NV and ABN 60 Pty Limited:

(a)	Submissions in chief re Term of Reference 1;

(b)	Submissions in chief re Term of Reference 2 and 3;

(c)	Submissions in chief re Term of Reference 4;

(d)	Submissions in reply re Terms of reference 1-3 dated 29 July 2004;

(e)	Submissions in reply re Term of Reference 4 dated 27 July 2004;

(f)	Further submissions in relation to ss.999 and 1309;

(g)	Further submissions dated 16 August 2004 and attached document;

(h)	Response to question raised by Commissioner re JHINV response to Term of Reference 4; and

(i)	Evidence re CSR early adoption of ED 88

(j)	Note on Exhibit 65.

10.	Law Council of Australia:

(a)	Submissions in chief dated 14 July 2004;

(b)	Submissions in reply dated 27 July 2004.

11.	Submissions of the Medical Research Compensation Foundation, MRCF (Investments) Pty Limited, Amaca Pty Limited and Amaba Pty Limited:

(a)	Submissions in chief dated 14 July 2004;

(b)	Proposed findings in response to Issues Paper dated 27 July 2004;

(c)	Submissions in reply dated 27 July 2004;

(d)	Submissions in relation to proposed interim scheme of arrangement;

(e)	Outline of the MRCF’s Oral Reply dated 12 August 2004;

(f)	Further submissions in relation to Term of Reference 4 dated 13 August 2004;

(g)	Further submissions in relation to evidence of intent re scheme of arrangement proceedings.

12.	Andrew Stevenson:

(a)	Submissions in chief dated 14 July 2004;

(b)	Submissions in reply dated 27 July 2004.

13.	Trowbridge Deloitte Limited:

(a)	Submissions in chief dated 14 July 2004;

(b)	Response to List of Issues dated 14 July 2004;

(c)	Submissions in reply dated 26 July 2004; and

(d)	Further submissions dated 19 August 2004 – response to further submissions of JHINV dated 16 August 2004.

14.	Unions and Asbestos Support Groups:

(a)	Submissions in chief dated 14 July 2004;

(b)	Submissions in reply dated 26 July 2004;

(c)	Submission entitled “Authorities on “The Plain Meaning” Rule;

(d)	Submissions concerning Statutory Relief for Misleading and Deceptive conduct before Supreme Court of New South Wales;

(e)	Further submissions in reply re joint proposals by Unions and the MRCF as to possible procedural reforms.

15.	Counsel Assisting

(a)	Submissions in chief dated 5 July 2004;

(b)	Submissions in reply dated 26 July 2004;

(c)	Further submissions in relation to offences under ss.999 and 1309;

(d)	Further submissions in relation to pre-2001 transactions;

(e)	Submissions setting out evidence re intention prior to scheme of arrangement proceedings.

16.	The Corporate and Markets Advisory Committee:

(a)	Submissions in chief dated 22 July 2004;

17.	J F Staples:

(a)	Submissions in chief dated 18 July 2004;

18.	Peta Spender:

(a)	Submissions in chief dated 6 August 2004.

19.	Bancroft:

(a)	Submissions in reply dated 26 July 2004;

(b)	Chronology.

ANNEXURE G

Non-Publication Directions

Non-Publication Directions

Date	Order
5 April 2004	General order relating to publication of documents lodged with the Commission.

8 April 2004	Non-publication of parts of the documents forming part of Exhibit 7.

8 April 2004	Non-publication of Exhibit BW1 to the Affidavit of Bruce Alan Watson, sworn 8 April 2004.

15 April 2004	Non-publication of parts of to Exhibits 75, 121 and 148.

16 April 2004	Revocation of order of 8 April 2004 and non-publication order re parts of CD described as TR07.015 produced by Trowbridge Deloitte Ltd.

16 April 2004	Non-publication of material in relation to the Victorian Managed Insurance Authority Ltd produced on 15 April 2004 by Trowbridge Deloitte Ltd.

23 April 2004	Non-publication of the exhibits to the Statement of Wayne Attrill, dated 22 April 2004.

27 April 2004	Variation of the Order of 14 April 2004 in so far as it applied to the report entitled “Stochastic Model – Phase III Confidential & Privileged CSR Limited dated January 2001”.

27 April 2004	Variation of the order of 16 April 2004

29 May 2004	Non-publication of documents produced on 19 April 2004 by Wayne Attrill and Litigation Management Group.

3 May 2004	Non-publication of CDs TRO.025, TRO.026 and TRO.027 produced on 23 April 2001 by Trowbridge Deloitte Ltd.

4 May 2004	Non-publication in relation to the documents produced on 29 and 30 March 2004 by ABN 60 Pty Limited and James Hardie Industries NV.

12 May 2004	Non-publication of letter dated 19 June 2003 from Allens Arthur Robinson to Ms Milne.

17 May 2004	Variation of order of 15 April 2004 relating to material in Exhibits 75, 121 and 148 NV and other documents produced by James Hardie Industries NV and ABN 60 Pty Limited.

25 May 2004	Non-publication of parts of the exhibits to the Supplementary Statement of Phillip Graham Morley, dated 24 May 2004.

25 May 2004	Non-publication of parts of the exhibits to the Statement of Donald Alexander John Salter, dated 24 May 2004.

27 May 2004	Non-publication of part of Exhibit 131.

Date	Order
28 May 2004	Variation of Order of 14 April 2004 in so far as it applied to a masked version of a report entitled “Asbestos Liabilities Insurance Submission Confidential & Privileged” dated February 2001.

31 May 2004	Non-publication of CD and two-volume index produced on 21 May 2004 by Allens Arthur Robinson.

31 May 2004	Setting aside part of order of 4 May 2004 in so far as it applied to a letter of advice from Allens Arthur Robinson to James Hardie Industries NV dated 31 January 2003 entitled “Establishment of the Foundation”.

31 May 2004	Non-publication of parts of Exhibit 61.

31 May 2004	Non-publication of material produced by Allens Arthur Robinson on 26 May 2004 in response to Summons of 11 May 2004.

1 June 2004	Non-publication of material produced by Phillips Fox on 27 May 2004.

1 June 2004	Variation of order of 31 May 2004 regarding non-publication of CD and two-volume index produced by Allens Arthur Robinson.

2 June 2004	Non-publication of Supplementary Statement of Ian Farley Hutchinson, dated 31 May 2004.

4 June 2004	Variation of Order of 31 May 2004 regarding document produced on 26 May 2004 under summons by ABN 60/JHINV.

4 June 2004	Variation of order of 31 May 2004 re: publication of material produced by Allens Arthur Robinson on 26 May 2004.

4 June 2004	Non-publication of documents produced by ABN 60 Pty Ltd on 3 June 2004.

4 June 2004	Partial revocation of order of 31 May 2004, regarding CD produced by Allens Arthur Robinson on 21 May 2004.

8 June 2004	Non-publication of documents produced by Allens Arthur Robinson on 7 June 2004.

8 June 2004	Non-publication of material produced by Claims Management Group Ltd on 3 June 2004.

8 June 2004	Non-publication of documents produced by ABN 60 Pty Ltd on 4 June 2004 and 7 June 2004.

8 June 2004	Non-publication of Supplementary Statement of David Arthur Robb and Annexures to that Statement [Exhibit 187].

10 June 2004	Non-publication of LMG Asbestos-related Litigation Reports.

10 June 2004	Non-publication of extracts from Litigation Management and Insurance Issues Program, produced on 17 May 2004.

10 June 2004	Partial revocation of order of 17 May 2004 regarding non-publication of email of 29 March 2003, from D Robb to P Morley.

Date	Order
10 June 2004	Non-publication of parts of Exhibit DAR1 to the Statement of David Arthur Robb, dated 8 June 2004.

10 June 2004	Non-publication of documents produced by ABN 60 Pty Ltd on 8 June 2004.

10 June 2004	Non-publication of further Supplementary Statement of Ian Farley Hutchinson, dated 10 June 2004.

11 June 2004	Non-publication of material produced by the Claims Management Group Ltd on 10 June 2004.

11 June 2004	Partial revocation of order of 17 May 2004 regarding publication of part of material produced by ABN 60 Pty Limited and James Hardie NV.

11 June 2004	Partial revocation of order of 31 May 2004 regarding publication of CD and two-volume index produced on 21 May 2004 by Allens Arthur Robinson.

15 June 2004	Revocation of orders of 2 June 2004 and 10 June 2004 regarding Supplementary Statements of Ian Farley Hutchinson, dated 31 May 2004 and 10 June 2004.

15 June 2004	Non-publication of documents produced by ABN 60 Pty Ltd on 10 June 2004.

16 June 2004	Non-publication of parts of Exhibits to the Statement of Peter Stewart Cameron dated 7 June 2004.

17 June 2004	Non-publication of parts of documents produced by Allens Arthur Robinson on 10 June 2004.

17 June 2004	Non-publication of parts of Exhibits 191, 192, 198, 199 and 206.

18 June 2004	Non-publication of CD (CD2) and masked parts of material produced by KPMG Actuaries Pty Ltd on 15 June 2004.

23 June 2004	Non-publication of the Declarations of Messrs Morley and Shafron dated 18 June 2004.

23 June 2004	Non-publication of parts of CD (JHI.503.001) produced by Allens Arthur Robinson on 18 June 2004.

23 June 2004	Non-publication order in relation to the Issues Paper to be prepared by Counsel Assisting.

23 June 2004	Non-publication order in relation to the written submissions.

29 June 2004	Variation of order of 23 June 2004 relating to the revised Issues Paper prepared by Counsel Assisting.

29 June 2004	Variation of order of 23 June 2004 relating to publication of Written Submissions.

30 June 2004	Non-publication of the List of Issues prepared by Counsel Assisting.

1 July 2004	Variation of order of 30 June 2004 regarding List of Issues prepared by Counsel Assisting.

Date	Order
1 July 2004	Non-publication of documents produced by Watson Mangioni on 23 June 2004.

5 July 2004	Non-publication of parts of Exhibit 187, Tabs 21 and 22, and Exhibit 224, Tab 34.

5 July 2004	Revocation of Order of 10 June 2004 regarding LMG Asbestos-Related Litigation Reports.

6 July 2004	Variation of Orders of 23 June 2004 and 30 June 2004 regarding non-publication of the List of Issues prepared by Counsel Assisting and regarding disclosure of Written Submissions.

7 July 2004	Revocation of Order of 24 June 2004, regarding non-publication of material produced by Allens Arthur Robinson on 21 and 22 June 2004.

9 July 2004	Non-publication of part of the Declaration of Peter Donald Macdonald dated 22 June 2004.

14 July 2004	Variation of direction of 23 June 2004 in relation to publication of the written submissions.

20 July 2004	Variation of order of 23 June 2004 in relation to publication of written submissions.

30 July 2004	Non-publication of part of the Exhibit to the Statement of Roy Thomas Williams, dated 29 July 2004.

2 August 2004	Partial revocation of the order of 23 June 2004, regarding publication of CD (JHI.503.001) produced by Allens Arthur Robinson on 18 June 2004.

4 August 2004	Non-publication of the Statement of Richard Charles Wilkinson dated 3 August 2004 (Exhibit 335)

ANNEXURE H

Counsel Assisting’s Issues Paper

SPECIAL COMMISSION OF INQUIRY
INTO THE MEDICAL RESEARCH
COMPENSATION FOUNDATION

List of Issues

This is an issues paper prepared by Counsel assisting the Commission pursuant to direction of the Commission. It states issues rather than conclusions. It is not intended to preclude parties who have been given authority to appear from raising in their submissions other issues within the scope of the Commission’s terms of reference.

Glossary

Allens	Allen Allen & Hemsley, then Allens Arthur Robinson

Amaba	Amaba Pty Ltd, known as Jsekarb Pty Ltd

Amaca	Amaca Pty Ltd, to February 2001 known as James Hardie & Coy Pty Ltd

Coy	James Hardie & Coy Pty Ltd to February 2001

Current Data	James Hardie’s asbestos claims data for the period 1 April 2000 to 31 December 2000

DOCI	Deed of Covenant and Indemnity dated 15 February 2001 between JHIL, Coy and Jsekarb (Ex 1, vol. 6, tab 60)

DOCIA	Deed of Covenant, Indemnity and Access dated 31 March 2003 between JHINV and ABN60 (Ex 122, PGM2, vol 1, tab 49)

February Report	The Trowbridge letter report dated 13 February 2001

JHA	James Hardie Australia Pty Ltd

JHFC	James Hardie Fibre Cement Pty Limited

JHIL	James Hardie Industries Limited to October 2001, thereafter ABN 60 Limited

JHINV	James Hardie Industries NV (formerly RCI Netherland Holdings BV)

JHNV	James Hardie NV

JHR	James Hardie Research Pty Ltd

Jsekarb	Jsekarb Pty Ltd to February 2001, thereafter Amaba Pty Ltd

KPMG	KPMG Actuaries Pty Ltd

MRCF	Medical Research & Compensation Foundation

Trowbridge	Trowbridge Consulting Ltd, later Trowbridge Deloitte Ltd.

A. THE CURRENT POSITION OF THE MRCF

1.	Actuarial firms Trowbridge and KPMG have given different estimates of the present and future liabilities of Amaca and Amaba as at 30 June 2003. Those estimates are differentiated by the following elements:

i)	number of future reported claims;

ii)	claim costs;

iii)	nil settlement rate;

iv)	superimposed inflation.

The last is the major source of variance ($356.5m out of $483.6m – see Wilkinson, Ex 252, pg ix).

a)	In relation to superimposed inflation, the evidence suggests that an appropriate rate may be either 4%, 6% reducing to 2%, or 2%. Which is appropriate? What impact would the choice of rate have on the estimate of liabilities (for example, adoption of 4% would increase Trowbridge’s estimate from $1,089.8 million to $1,866.1 million (Ex 3 vol 3 pgs 613, 653); adoption of 6% reducing to 2% would increase KPMG’s estimate from $1,573.4 million to $1,958.1 million (Ex 252 pg 109))?

b)	What estimates should the Commission accept?

c)	What amount, or amounts, should be found to be the “future asbestos related liabilities” of Amaca and Amaba, for the purposes of Term of Reference 1? How is that amount to be arrived at?

2.	To what extent is the escalation in Trowbridge’s assessment of liability between the February Report and the present attributable to:

(a)	any change in claims administration or policy on the assumption of control by MRCF;

(b)	“judicial inflation” (ie, an increase in the size of awards for equivalent cases);

(c)	unanticipated increases in costs;

(d)	unanticipated increases in numbers of claims;

(e)	other changed circumstances?

3.	Does the MRCF have insurance recovery rights or rights of reimbursement that are not allowed for in the 2003 Trowbridge and KPMG reports? If so, what is their value, and what impact would they have on current estimates of the ability of Amaca and Amaba to satisfy their present and future liabilities? In particular:-

(a)	On what basis did Trowbridge assess the anticipated insurance recoveries for Amaca and Amaba? Why has the anticipated amount of insurance recoveries increased between Trowbridges’ February 2001 report and the 2003 report?

(b)	As regards policies issued by insurers in the HIH group, what is their number, face value and scope?

(c)	To what extent may there be rights of recovery pursuant to the HIH Claim Support Scheme in respect of those policies (see Ex 220-223)?

(d)	To what extent does s.562A of the Corporations Act make available claims against re-insurers?

(e)	Insofar as the policies are claims made policies in respect of previous periods of insurance, may claims be made now in reliance on s.54 of the Insurance Contracts Act?

(f)	What were the results of the recent inquiries on behalf on MRCF in the London insurance market?

4.	Some evidence suggests that an analysis directed at establishing a level of funding for Amaca and Amaba that might have a reasonable likelihood of satisfying all legitimate claims would proceed in different fashion from the analyses undertaken by Trowbridge and KPMG.

(a)	In particular, such an analysis might have to make conservative allowance for the following matters:

i)	number of future reported claims

ii)	claim costs

iii)	cashflows and discount rate

iv)	superimposed inflation

v)	excluded claims (see below)

vi)	propensity to sue.

Is this correct?

(b)	If so, could these matters be catered for by including in the models already proposed by Trowbridge and KPMG:

i)	more conservative allowances (where assumption exists);

ii)	sensitivity analyses;

iii)	a buffer or contingency factor; and/or

iv)	an explicit estimate of the probability of the assessed net present value of claims?

B. THE FEBRUARY REPORT

(i)	Omission of Current Data

5.	The February Report was, at the request of JHIL, prepared without reference to the Current Data. Some evidence suggests that Messrs Minty and Marshall wished to have, and asked for, the Current Data for the purposes of preparing the February Report. Other evidence suggests that Mr Minty or Mr Marshall said that the Current Data was not required, or would not make any difference to their report.

(a)	What evidence as to the circumstances resulting in the non-inclusion of the Current Data in the February Report should be accepted?

(b)	Would the Current Data have affected the estimates in the February Report, and if so, to what extent? In this regard, there is evidence that:

i)	Trowbridge, with knowledge of the Current Data, would have increased its estimated 20 year NPV from $286 million to $373 million and the total (50 year) NPV from $322 million to $437 million (in each case, with no allowance for super-imposed inflation) (see Ex 50, pg 338; see however Wilkinson, Ex 252, pages 77-84);

ii)	KPMG, with knowledge of the Current Data, would have increased its estimated NPV from $694.2m to $1044.5m (in each case, with superimposed inflation at 2%) (Ex 252, pg. 86).

(c)	To what extent, if at all, was JHIL influenced to ask Trowbridge to prepare the February Report by reference to the data as at 31 March 2000 by:-

i)	a concern that this reference to the Current Data would unduly delay completion of the report;

ii)	a belief that data after March 2000, or perhaps June 2000, was not “clean”?

6.	There is evidence that the incoming MRCF directors did not appreciate that the February Report and the cash flow model produced by Mr Harman of JHIL did not employ the Current Data for the “best estimate” and “high” iterations of the model? If this is correct, should they on or before 15 February 2001 have appreciated this was the case, having regard to:-

i)	the language and content of the February Report, including the language of the 15 February version of the report;

ii)	the terms of the cash flow models they saw;

iii)	what the incoming MRCF directors were told by Trowbridge, JHIL representatives and their own lawyers;

iv)	documents seen by them; and

v)	any other circumstances?

(ii)	Excluded Claims

7.	The February Report does not appear to have:-

(a)	allowed for US litigation costs and settlements, remediation claims, exemplary and punitive damages, Dust Diseases Board reimbursement claims, and the risk of change in the medical or legal environment;

(b)	made full allowance for so-called “third wave” or “downstream” claims;

(c)	provided for further increases in propensity to sue.

To the extent that such matters were not allowed for:-

(d)	Having regard to the actual purpose for which the February Report was intended by JHIL to be used, and was in fact used, should allowance have been made for such matters?

(e)	Would allowance for such matters have made any difference of significance to an assessment in February 2001 of the liabilities of Coy and Jsekarb or the likely longevity of the MRCF?

(iii)	Mesothelioma Experience

8.	Evidence has been given that at the meeting on 19 January 2001, Mr Minty said words to the effect that James Hardies’ mesothelioma numbers had levelled off recently.

(a)	Was this an accurate statement of James Hardie’s mesothelioma claims experience as at January 2001?

(b)	If not:-

i)	Were the executives of JHIL who were present on 19 January 2001 aware of this?

ii)	Ought they have been so aware?

iii)	Did they at any time communicate an accurate statement of the current position to Trowbridge?

iv)	If not, why not?

v)	Was the omission deliberate?

(iv)	Scope

9.	The February Report only projected liabilities twenty years into the future; the present value of later claims was not assessed.

(a)	What significance, if any, was there in selecting a period of 20 years?

(b)	What importance, if any, was attributed to the new entity having an economic life of at least 20 years by

i)	the incoming MRCF directors

ii)	the outgoing directors of Coy and Jsekarb

iii)	the board or management of JHIL?

10.	Evidence suggests that the incoming MRCF directors asked for the June 2000 Trowbridge report, but that this was not provided to them. If this is correct:-

(a)	was it withheld because of a concern that its disclosure would highlight the limitations of and uncertainty surrounding the Trowbridge estimates, or the deterioration of the Trowbridge estimates from 1996 to 2000;

(b)	was it withheld out of a concern about legal professional privilege;

(c)	was it withheld for some other reason, and if so what;

(d)	if it had been disclosed to the incoming directors, would it have been likely to have made any difference to their decisions in relation to the establishment of the MRCF?

(v)	“Best Estimate”

11.	There is evidence that the Trowbridge “best estimate” or “most likely” estimate represented a median outcome, that is, the outcome in the range of possibilities such that 50% of possible outcomes would be higher and 50% would be lower. Is this correct? If so

(a)	To what extent was this appreciated by:

i)	the incoming directors of the MRCF;

ii)	the board of JHIL;

iii)	the outgoing directors of Coy and Jsekarb;

iv)	Messrs Harman, Morley, Shafron or Macdonald?

(b)	Insofar as it was not appreciated by those persons, would that knowledge have been likely to affect their decisions concerning the establishment of the MRCF?

(vi)	Suitable for the Purpose?

12.	Was the February Report suitable to be used for the purpose of estimating the likely longevity of the MRCF (whether by use of its assessed NPV of claims or by use of its undiscounted projections in the cash flow model) having regard to:-

(a)	the matters in paragraphs 4-11 above;

(b)	the purposes for which the February Report and its predecessors were prepared, as understood by Trowbridge;

(c)	the degree of uncertainty attached to the projections?

(vii)	Use of the Trowbridge Report and cash flow model

13.	Having regard to the evidence, including:

(a)	Mr Shafron’s memo to Mr Macdonald, 11.10.00, Ex 189, p 3;

(b)	the scope and limitations of the 2000 Trowbridge report, as disclosed by its terms and/or by the August 2000 Board Papers (Ex 148, vol 1, tab 1, pp 3-9, 12, 25, 28, 31);

(c)	the February 2001 Project Green Board papers (Ex 80, tab 6, p 78-152);

(d)	Mr R Williams’s letter of 23 June 2000 (Ex 75, p 1784-7, PJS1, vol 5, tab 54);

(e)	Mr Shafron’s email to Mr R Williams of 8 March 2001 (Ex 209);

(f)	that Trowbridge was not given the Current Data for the preparation of its February 2001 report;

(g)	the information available to Mr Shafron and Mr Macdonald as to James Hardie’s claims experience to 31 January 2001, and expected claims to 31 March 2001 (including Ex 150 p 196, Ex 148, vol 1, tab 5, p 88; tab 15 p 207, 208, 219, tab 18; Ex 57 vol 4 p 804ff; Ex 61 vol 5 tab 43, p 184, 185, 186, 187; Ex 75, vol 7 tab 109, 110);

(h)	in the case of Mr Shafron, his knowledge that Mr Minty believed that James Hardie mesothelioma claims experience had levelled recently;

(i)	further in the case of Mr Shafron, Ex 57 pg 144 (vol 1); Ex 61 vol 4 tab 33; Ex 61 vol 4 tab 49; Ex 61 vol 4 tab 50; Ex 65;

(j)	James Hardie’s estimates of the level of risks associated with areas of potential liability excluded from Trowbridge’s analysis (Ex 57, vol 1, pgs 14-16);

(k)	the meaning of a “best estimate” in a Trowbridge report;

should it be concluded that Mr Shafron and/or Mr Macdonald:

(l)	did not exercise reasonable care in permitting the February Report to be used to assist the JHIL Board, the outgoing Coy and Jsekarb directors and the incoming MRCF directors to assess the likely longevity of the MRCF or what level of funding would be appropriate to found a reasonable likelihood that all claims, or all claims for a particular period, against Coy and Jsekarb would be met;

(m)	believed that the February Report was not suitable for such use; or

(n)	were indifferent to whether the February Report was suitable for such use?

14.	Was the conduct of JHIL fraudulent in that Mr Shafron falsely represented to the incoming MRCF directors or the outgoing directors of Coy and Jsekarb that the February Report was suitable to be used for the purpose of assessing the likely longevity of the MRCF, intending them to use it for that purpose, when they did not believe that it was suitable for such use, or were recklessly indifferent to whether it was so suitable? If so, what are the consequences? Do Amaca, Amaba or the MRCF have valuable remedies as a result and if so, what is their basis (statutory or otherwise) and against whom would they be available? Is the DOCI liable to be set aside?

15.	Did JHIL or Mr Shafron engage in conduct that amounted to negligent misrepresentation, or conduct that was misleading or deceptive or likely to mislead or deceive (“misleading or deceptive conduct”), by the use of the February Report and the cashflow model as regards the proposed directors of the MRCF or the outgoing directors of Coy and Jsekarb. If so what are the consequences – do Amaca, Amaba or the MRCF have valuable remedies as a result and if so, what is their basis (whether statutory or otherwise) and against whom are they available? Is the DOCI liable to be set aside, or varied to remove the covenant not to sue to the extent that it applies to claims other than asbestos claims?

16.	Did Trowbridge, Mr Minty or Mr Marshall fail to exercise due care and skill in preparing the February Report in the respects identified by Mr Wilkinson in Ex 252, and thereby breach a duty of care owed to Amaca, Amaba, or JHIL? If so, what are the consequences, and what remedy, if any, would be available?

17.	As at 15 February 2001, were Mr Minty or Mr Marshall aware that the incoming MRCF directors proposed to use the February Report in forming a view as to the likely longevity of the MRCF? If so, having regard to:

(a)	the answers in respect of issues 4-11 above;

(b)	the extent to which the terms of the February report disclosed the fact that it was not prepared by reference to up to date information;

(c)	the knowledge of Mr Minty and/or Mr Marshall as to whether the incoming directors had access to the June 2000 Trowbridge report;

did Trowbridge engage in conduct that amounted to negligent misrepresentation, or conduct in trade or commerce that was misleading or deceptive as regards the incoming directors, Coy or Jsekarb? If so, what are the consequences, and what remedy, if any, would be available?

C. THE CASHFLOW MODEL AND EARNINGS RATE ASSUMPTION

18.	The evidence suggests that the future earnings rate assumed in the cash flow model developed by JHIL in connection with the separation proposal was, after the Trowbridge projections of costs, the most important assumption in the model. There is evidence that it was derived from the model, as a calculation of the rate necessary to keep assets in the MRCF subsidiaries until all the Trowbridge “most likely” projected claims were paid. It was then judged for reasonableness by reference to historical data, that is, after tax returns over 3 month to 15-year periods ending in 2000 for Australian pooled equity funds. The result was an assumed 11.7% earnings rate for the fund, before tax. Is this an accurate statement of what occurred?

19.	Was the method adopted for deriving and assessing an assumed earnings rate for the fund reasonable, having regard to:-

(a)	the evidence of Dr Kingston as to historical earnings rates over longer periods;

(b)	the need suggested by Dr Kingston to allow for inflation (both past and as anticipated for the future);

(c)	the warnings given in Ex 121, vol 7, pgs 2925, 2926 and in the UBS Warburg report of 19 February 2001 against using past returns to predict future returns;

(d)	the historically high price/earnings ratios for Australian equities as at December 2000, as noted by Dr Kingston;

(e)	the risk of volatility of investment returns, mentioned by both PWC and Access Economics, and highlighted by the much lower arithmetic average rates of return found by Tower Perrin for the 6 months and the year ending 31.12.00 (1.3% and 7.1% respectively);

(f)	the fact that the funds surveyed by JHIL were not closed funds but rather funds open to new investment?

20.	There is evidence that JHIL did not retain any expert to estimate future earnings rates for a fund of this kind (UBS Warburg having declined to do so). If this is correct, why were PWC and Access Economics not asked to review the earnings rate assumption?

21.	There is evidence that the PWC and Access Economics reports were obtained in response to the suggestion of Mr Stephen Loosley that it was desirable that JHIL be able to say that two independent reviews had agreed with JHIL’s calculations that in all probability there would be sufficient money for victims. If this is correct:

(a)	Why were PWC and Access constrained by their instructions not to examine or comment upon the assumptions in the model?

(b)	Was the consequence that the PWC and Access reports were of little or no utility?

(c)	Were the limitations of the PWC and Access Economics reports made known to the JHIL board, and if not, why not?

(d)	Was the import of the reports fairly represented by JHIL to the public and stakeholders in the period after the creation of the MRCF? If not, why not?

22.	There is evidence to the effect that Mr Minty advised Mr Shafron that appropriate commercial (as opposed to risk free) rates of return for periods as long as the likely claims MRCF experience were rates between 7 and 9%. If this is correct:-

(a)	Why was this advice not adopted in the JHIL cash flow model?

(b)	Was Mr Minty’s advice passed on to or otherwise known by:-

i)	Mr Morley;

ii)	Mr Harman;

iii)	Mr Macdonald;

iv)	the JHIL Board?

(c)	If not, why not?

23.	There is evidence that JHIL was advised in a draft report by Access Economics that an assumed earnings rate of 11.6% was “a high figure, especially over such a long period of time”, a figure about which Access was “cautious” and which it believed JHIL “will need to test more fully” and that at the request of a JHIL executive this was deleted from the Access Economics advice. If this be correct:

(a)	Why was the request made?

(b)	Was the Access Economics advice acted on, and if not, why not?

(c)	Was the Access Economics advice passed on to the JHIL Board, and if not, why not?

24.	There is evidence that the draft report by PWC urged the JHIL board “to seek an independent review, or otherwise satisfy themselves as to whether the values and assumptions used in the model are reasonable” and that at the request of a JHIL executive the emphasised words were deleted from the PWC advice. If this is correct:

(a)	Why was the request made?

(b)	Was the advice acted on and if not, why not?

(c)	Was the PWC advice passed on to Mr Morley or to the JHIL Board?

(d)	If not, why not?

25.	The Access Economics Report of 15 February 2001 noted the failure of the cash flow model to allow for volatility, and said, “a poor return in an early year can jeopardise the viability of the entire scheme over the forecast horizon.” The PWC report gave a similar warning.

(a)	Was anything done to investigate this issue or allow for it? If not, why not?

(b)	How should it have been addressed?

(c)	Were these observations passed on to the JHIL Board? If not, why not?

26.	The PWC Report of 14 February 2001 mentioned additional limitations of the model. First, it contained no decision rules as to whether the level of funds at any time was prudent or necessary. Secondly, it did not systematically explore the risks inherent in the forecasts by recognising the risk adjusted time value of money.

(a)	Were these matters considered or dealt with by JHIL? If not, why not?

(b)	How should they have been addressed?

(c)	Were these observations passed on to the JHIL Board? If not, why not?

27.	Having regard to the evidence, including:

(a)	Mr Morley’s oral evidence as to the utility of the PWC and Access Economics Reports;

(b)	Mr Harman’s evidence as to the utility of his cashflow model, having regard to the comment of PWC and Access Economics;

(c)	the failure of James Hardie to obtain any independent expert opinion as to future earnings rates;

(d)	the matters raised in these issues as to the February Report;

(e)	the warnings expressed in Ex 121, vol 7, pgs 2925, 2926;

(f)	the fact that the funds surveyed in Ex 121, vol 7, tabs 120-122 (PGM1, pp 2922-2931) were not closed funds;

(g)	the limited purpose of the PWC and Access Economics reports, as compared to the recommendation of Mr Loosley recorded in Ex 145;

should it be concluded that JHIL and Mr Macdonald:

(h)	did not exercise reasonable care in permitting the cash flow model to be used to assist the JHIL Board, the outgoing Coy and Jsekarb directors and the incoming MRCF directors to assess the likely longevity of the MRCF or what level of funding would be appropriate to found a reasonable likelihood that all claims, or all claims for a particular period, against Coy and Jsekarb would be met;

(i)	did not believe the cash flow model to be suitable for use in assessing the likely longevity of the MRCF or what level of funding would be appropriate to found a reasonable likelihood that all claims, or all claims for a particular period, against Amaca and Amaba would be met; or were indifferent as to whether it was suitable for such use.

28.	Was the conduct of JHIL fraudulent in that it falsely represented to the incoming MRCF directors or the outgoing directors of Coy and Jsekarb that the cash flow model was suitable to be used for the purpose of assessing the likely longevity of the MRCF, intending them to use it for that purpose, when it did not believe that it was suitable for such use, or was recklessly indifferent to whether it was so suitable? If so, what are the consequences? Do Amaca, Amaba or the MRCF have valuable causes of action as a result? Is the DOCI liable to be set aside?

29.	Did JHIL or Mr Shafron engage in conduct that amounted to negligent misrepresentation, or conduct that was misleading or deceptive or likely to mislead or deceive (“misleading or deceptive conduct”), by the use of the February Report and the cashflow model as regards:

the proposed directors of the MRCF;

the outgoing directors of Coy and Jsekarb?

If so, what are the consequences – do Amaca, Amaba or the MRCF have valuable causes of action as a result? Is the DOCI liable to be set aside, or varied to remove the covenant not to sue to the extent that it applies to claims other than asbestos claims?

D. INDEPENDENCE and TIME PRESSURE

30.	The evidence discloses that Sir Llew Edwards and Messrs Gill, Jollie, and Cooper were selected by JHIL to join the MRCF.

(a)	To what extent, if any, were the incoming MRCF directors effectively independent of JHIL, having regard to the nature and extent of the prior dealings and relationships between Sir Llew, Mr Cooper, Mr Gill and JHIL?

(b)	Did the incoming MRCF directors:

i)	Properly and diligently assess the adequacy or otherwise of the funding associated with the establishment of the MRCF/Amaca/Amaba?

ii)	Properly and diligently pursue JHIL for information which would assist them to assess the adequacy or otherwise of the funding associated with the establishment of the MRCF/Amaca/Amaba (eg, the June 2000 Trowbridge report; cash flows extending beyond 20 years; cash flows assuming a 7% earnings rate; evidence or opinion to support an assumed 11.7% earnings rate; advice as to how the warnings and criticisms of PWC and Access Economics as to the cash flow model were, or should be, addressed?

iii)	Pursue JHIL in an effective and timely way for remedies or assistance when it appeared there was likely to be a shortfall earlier than anticipated?

(c)	What if any duties did the incoming MRCF directors have in these respects?

What was the source and content any such duty?

(d)	To what extent, if at all, does time pressure explain the acts or omissions of the incoming MRCF directors?

31.	Was JHIL under any time constraints in early 2001 in relation to achieving separation of Coy and Jsekarb? Was the commencement of the accounting standard known as ED88 a relevant factor? If so, why? To what extent, if at all, do time pressure or perceptions of time pressure explain the acts or omissions of JHIL in respect of the separation process?

E. DEED OF COVENANT AND INDEMNITY OF FEBRUARY 2001

32.	How was the consideration for the DOCI arrived at?

(a)	Should any additional factors have been taken into account by the outgoing directors of Coy and Jsekarb, in particular, the extent of any commercial and other advantages anticipated to be available to JHIL in the event separation were achieved in a timely way?

(b)	What, on a proper assessment, was the value to JHIL of achieving separation from Coy and Jsekarb?

(c)	If such matters were not taken into account by the outgoing directors of Coy and Jsekarb was this consistent with their duties of care and diligence (Corporations Law s180) and good faith (s181)?

(d)	If not, what are the consequences? Are valuable remedies available to Amaca and Amaba? Is the DOCI liable to be set aside?

(e)	Was JHIL a knowing participant in any such breach of duty? Was JHINV a knowing participant?

(f)	What remedies may be available against them?

33.	The DOCI included a covenant by Coy and Jsekarb not to sue in respect of intercompany payments including dividends and management fees.

(a)	What advice did JHIL receive by 15 February 2001 as to the possible merits of such claims?

(b)	Was such advice passed on to the directors of Coy and Jsekarb (Mr Morley and Mr D Cameron). If not, why not?

(c)	Did JHIL elect not to obtain detailed advice as to this matter, and if so why?

(d)	There is evidence that information as to possible claims of these kinds was not given to the independent lawyers for Mr Morley, Mr D Cameron, and the incoming directors. If this is correct, why was this so?

34.	Mr Morley says he relied on Allens to advise Coy and Jsekarb in relation to such matters, being those referred to in paragraphs 32 and 33 above.

(a)	Did he in fact rely on Allens to advise Coy and Jsekarb?

(b)	Were Allens in fact retained to do so?

(c)	If not, were the interests of those companies not addressed by any informed legal advice as to the DOCI?

(d)	Did Mr Morley or Mr Shafron appreciate that, in the circumstances, the interests of Coy and Jsekarb might not be protected?

(e)	If not, should they have appreciated this? Was this a breach of duty on the part of the directors of Coy and Jsekarb? Was JHIL or JHINV a participant in any such breach?

35.	Were the directors of Coy and Jsekarb, given the financial circumstances of those two companies, obliged to exercise reasonable care and diligence to achieve higher consideration for the DOCI than that offered by JHIL? Does this depend on them having formed a view as to the likelihood of Amaca and Amaba being able to pay all their present and future creditors with the offered funds? If so:

(a)	Did the directors of Coy and Jsekarb form a view on that subject? If so, insofar as that view was based on Trowbridge’s estimates of present and future liabilities, was the view reasonable having regard to what the directors knew or ought to have known concerning the Trowbridge estimates and their limitations?

(b)	Insofar as the directors relied on the cash flow model in forming such a view, was the view reasonable having regard to what the directors knew or ought to have known concerning the model and its limitations?

36.	What was the actual or potential liability of JHIL for asbestos related claims as at the date of separation?

37.	The DOCI would not protect JHIL against claims by third parties if Coy and Jsekarb were no longer in a position to indemnify it. Was the put option, which obliged Coy to acquire all the shares in JHIL for a nominal consideration of ten dollars, included in the DOCI in order to cater for that situation?

38.	As at 15 February 2001 were JHIL, Mr Shafron or Mr Macdonald directors of Coy and Jsekarb for the purposes of the Corporations Law?

F. SEPARATION AND PUBLIC RELATIONS

39.	There is evidence that JHIL regarded the possibility of adverse public and government reaction as a major risk in relation to achieving successful separation from Coy & Jsekarb, and devoted particular attention to its public relations strategy in respect of separation, in order to maximise the chances of its success. Is this correct?

40.	In the period commencing 16 February 2001 JHIL and its executives appear to have published statements to the effect that:-

(a)	the MRCF was “fully funded” and would be able to meet all legitimate claims (with (b), (c) and (d) below, published to the ASX on 16/2/01 – Ex 1, vol 7, tab 66);

(b)	(by implication) there was a reasonable basis for such claims;

(c)	in establishing the MRCF JHIL had sought or relied on expert advice from PWC and Access Economics in respect of the level of funding for the MRCF;

(d)	the establishment of the MRCF would provide certainty for claimants;

(e)	its belief that all claims would be met was on

i)	“the best available information”

ii)	“a reasonable rate of return on the funds invested”

iii)	“detailed expert and independent advice” from firms including PWC and Access Economics (see Ex 61, vol 6, Tab 21)

Is this correct?

41.	The separation of JHIL from Coy and Jsekarb in February 2001 did not attract a hostile government reaction. To what extent might this have been due to:

(a)	the publication of statements of the kind set out above;

(b)	JHIL’s refusal to make the February Report, the PWC and Access Economics reports or the cash flow model public?

42.	In light of the matters raised above, were JHIL’s public disclosures concerning separation misleading or deceptive? If so:-

(a)	Did JHIL or Mr Macdonald contravene s995(2) of the Corporations Law?

(b)	Did JHIL or Mr Macdonald contravene s999 of the Corporations Law?

(c)	Did Mr Macdonald commit an offence against s 1309(1) of the Corporations Law by permitting the furnishing of Ex 1, vol 7, tab 66 to the ASX, containing the information referred to above, which information was false or misleading in a material particular, namely, that the MRCF was not fully funded and would not be able to pay all legitimate claims and there was no reasonable basis for such claims, and further, which information omitted from it matter the omission of which rendered the information misleading in a material respect, namely, in that it omitted to state the limitations of the material on which the statements were based, (referred to more fully in earlier issues)?

(d)	Did Mr Macdonald commit an offence against s1309(2) of the Corporations Law by engaging in the conduct referred to in the last paragraph without having taken reasonable steps to ensure that the information was not false or misleading in a material particular and did not omit from it matter the omission of which rendered the information misleading in a material respect.

(e)	Was any other officer of JHIL knowingly concerned in or a party to any contravention of the kind referred to in (b), (c) or (d)?

(f)	If any of these issues is answered in the affirmative, what are the consequences?

G. EFFECT OF SEPARATION – GENERAL

43.	Did the circumstances in which Coy and Jsekarb were separated from the James Hardie Group

(a)	result in, or

(b)	contribute to

a possible insufficiency of assets of either of those companies to meet its future asbestos related liabilities? If so, in what respect and to what extent were the assets of those companies affected?

H. THE 2001 RESTRUCTURE

44.	In the period April to October 2001, what were the plans or intentions of JHIL as to:

(a)	separating JHIL from the James Hardie group after the restructure;

(b)	the possible cancellation of the partly paid shares intended to be issued by JHIL to JHINV as part of the restructure;

(c)	the possible exercise of the put option in the DOCI?

45.	Having regard to:

•	JHIL’s plans or intentions, such as they were;

•	the relevance of them to JHIL’s obligation to provide information in the 2001 Information Memorandum (“IM”); and

•	The relevance of them to the question whether the partly paid shares were an effective assurance that any creditors of JHIL would not be prejudiced by the restructure (and in particular, the reduction of JHIL’s capital):

(a)	Was it a breach of JHIL’s obligations under the Corporations Regulations not to refer to those plans or intentions in the Information Memorandum – Ex 1 vol 8, pp2373-2552 (“IM”);

(b)	Was the IM misleading or deceptive for failing to refer to those plans or intentions;

(c)	Was it a breach of JHIL’s duty of disclosure to the Supreme Court to fail to draw to its attention:

i)	those plans or intentions;

ii)	the existence of the put option in the DOCI;

iii)	the matters raised in Sir Llew Edwards’ letter to Mr Macdonald of 24 September 2001;

iv)	the matters raised by Mr Cooper on 19 April 2001 (Ex 150 pg.156), 26 June 2001 (Ex 150 p. 163), 7 August 2001 (Ex 150 p. 167);

while telling the court that “under the terms of the issue of the partly paid shares JHIL will be able to call upon JHINV to pay any or all of the remainder of the issue price...at any time in the future and from time to time” (Ex 61, vol 6 pg 120, pg 126) and with specific reference to asbestos liabilities, that “JHIL will have through existing reserves and access to funding in the form of the partly paid shares, the means to meet liabilities which may arise in the future” (emphasis added – Ex 61, vo16, pg 139)?

(d)	If the answer to (a), (b) or (c) is affirmative, what consequences follows?

(e)	If the answer to (a), (b) or (c) is affirmative, did Allens breach a duty of care owed by it to JHIL? If so, did JHIL suffer any compensable loss as a consequence?

I. CANCELLATION OF THE PARTLY PAID SHARES

46.	On 15 March 2003, ABN 60, by resolution of its directors Mr Salter and Mr Morley, acting pursuant to s.256B of the Corporations Act, cancelled the partly paid shares which had been issued to JHINV as part of the 2001 Restructure (see Ex 122, PGM2, vol 1, p. 130).

(a)	Did the cancellation of the shares materially prejudice ABN60’s ability to pay its creditors within the meaning of s.256B(l)(b)? In this regard, were Amaca and Amaba “creditors” as regard potential claims of the kind referred to in issues 5-38 above?

(b)	Was JHINV a director of ABN 60 as at 15 March 2003, within the meaning of s9 of the Corporations Act?

(c)	Did the directors of ABN60 act consistently with their duties of care and diligence (s.180(1) Corporations Act 2001 (Cth)) and good faith (s.181(1)) in resolving to cancel the shares, having regard to

i)	the terms of the legal advice they received as directors;

ii)	the terms of any other legal advice of which they were aware as executives of JHINV;

iii)	the matters raised by representatives of the MRCF and referred to in the immediately preceding paragraph;

iv)	Mr Morley’s knowledge of the circumstances surrounding the separation of Amaba and Amaca from ABN 60;

v)	any other relevant matters?

(d)	If the answer to (a) is negative

i)	Did ABN60 contravene s.256D(l) of the Corporations Act?

ii)	If so, were any persons involved in the contravention within the meaning of s79 of the Corporations Act?

iii)	If yes to (i) or (ii), what are the consequences? Are there valuable remedies available to ABN60, its creditors or any liquidator of ABN60? If so, what is their basis (whether statutory or otherwise), and against whom are they available?

(e)	If the answer to (c) is negative, what are the consequences? Are valuable remedies available to ABN60, its creditors or any liquidator of ABN60? If so, what is their basis (whether statutory or otherwise), and against whom are they available?

47.	Was S.256B properly available to be used by JHIL in circumstances where statements of the nature referred to above had been made to the Supreme Court in connection with the creation of the partly paid shares.

J. RECTIFICATION OF THE DOCIA

48.	By a deed dated 3 February 2004 between ABN60 and JHINV ( Ex 42, Tab 39) the terms of the DOCIA were varied.

(a)	What were the effects of the variation as regards the rights and obligations of ABN60 and its present and former directors?

(b)	Was an effect of the variation to deprive ABN60 of the right pursuant to clause 5.1 of the DOCIA to be indemnified by JHINV in respect of claims, which might be made against ABN60 by MRCF, Amaca or Amaba in relation to:

i)	the separation of Amaca (Coy) and Amaba (Jsekarb) from ABN60 (JHIL);

ii)	the creation of the MRCF;

iii)	the execution of the DOCI in February 2001;

iv)	transactions between Coy, Jsekarb and JHIL (or other companies in the James Hardie Group) prior to 16 February 2001, including payment of dividends and management fees;

v)	the cancellation of the partly paid shares?

(c)	If the answer to the last issue is affirmative:

i)	Was the execution of the deed of rectification in the interests of ABN60, having regard to any benefits derived by it under the deed and the prospect of those benefits being achieved without reducing the scope of the indemnity available to it under the existing terms of the DOCIA;

ii)	Did the directors of ABN60 (Mr D. Cameron and Mr Macphillamy) act consistently with their duties of diligence (s. 180(1)) and good faith (s. 181) in causing the deed of variation to be executed?

iii)	If not, what are the consequences? Does ABN60 have any valuable causes of action against them?

49.	Having regard to the answers in respect of the last issue, did Corrs Chambers Westgarth breach any duty of care to ABN60 in advising its directors in respect of the deed of rectification? If so, did the breach cause ABN60 any compensable loss?

K. 1995-1998 TRANSACTIONS

Minimisation of assets held by Coy

50.	There is evidence, which suggests that by some time in 1994 or 1995 there was a policy, at least within some levels of management of the James Hardie Group, of minimising Coy’s assets with a view to reducing the extent to which assets of the James Hardie group might be available to asbestos claimants. Should a finding be made to this effect?

51.	There is also evidence which suggests that one of the purposes of Project Chelsea was to isolate the business of Coy and the assets used in that business from Coy’s liabilities to asbestos plaintiffs (“the...structure has been designed to insulate [JHNV] from such claims” – Ex 91, pg 5), with a view to ensuring that assets of the James Hardie group which were thought to be of value to its continuing operations were not available to asbestos claimants. Should a finding be made to this effect?

Transfer of Coy’s core technology to JHR in 1995

52.	The evidence suggests that the transfer of Coy’s core technology to JHR:

(a)	was for fair value;

(b)	was made for legitimate commercial purposes;

(c)	was approved by the directors of Coy consistently with their directors’ duties.

Should a finding be made to this effect?

Dividends paid by Coy

Dividend of $60 million, 14 August 1995 and dividend of $40.9 million, 24 August 1995 (“August 1995 dividends”)

53.	As for Coy’s financial position:

(a)	By 5 June 1996 Trowbridge had, on a preliminary basis, assessed JHIL’s present and future asbestos liabilities, as at 31 March 1996, as being approximately $175 million (Ex 2, v 3, p 559).

(b)	On 3 September 1996 Trowbridge produced a presentation intended for the board of Coy with an assessment of James Hardies’ present and future asbestos liabilities, as at 31 March 1996, at approximately $193 million (Ex 178, a document produced to the Commission by James Hardie – JHI.0002.002-004).

(c)	In October 1996 Trowbridge produced a report assessing James Hardies’ present and future asbestos liabilities, as at 31 March 1996, as being approximately $230 million (Ex 2, v 3, p 585).

(d)	Would it be appropriate to infer that if Trowbridge had performed an assessment of Coy’s present and future asbestos liabilities, as at August 1995, it is likely that it would have assessed those liabilities as being somewhere in the range of $175-$230 million.

(e)	Would it be appropriate to infer that if, in conducting any of the assessments of Coy’s present and future asbestos liabilities identified in paragraphs (a)-(d) above, Trowbridge had made appropriate allowance for superimposed inflation, and the need for a better than 50/50 chance of being able to fund all claims, the assessment as at 31 March 1996 would have been in the order of $530 million (see Ex 2, v 3, p 636 – high claim numbers plus high claim inflation).

(f)	Coy’s present and future asbestos liabilities, as at 14 August 1995, may now be seen, with the benefit of hindsight, to have been in excess of $1 billion.

(g)	According to Coy’s financial statements for the year ended 31 March 1996 (“YEM 1996”), its net assets were approximately $100.9 million. Allowing for the dividends paid that year and the profit realised on assets sold in 1998, would it be appropriate to infer that immediately prior to the declaration of dividend on 14 August 1995 Coy’s net assets were roughly as follows:

i)	book value as at 31 March 1996 - $100,925,000

ii)	add back August 1995 dividends - $100,900,000

iii)	add profit on sale of trade marks ($116,500,000), plant and equipment ($12,532,919) and sale of business ($16,500,000) (see Morley, Ex 121 paras 34, 64 and 80)

iv)	total- $347,357,919?

(h)	In the year ended 31 March 1996, Coy:

i)	earned net operating profit of $11.7 million; and

ii)	paid dividends of $100.9 million,

(i)	In the year ended 31 March 1997, Coy:

i)	suffered a net loss after abnormals of $33.6 million; and

ii)	paid a dividend of $43.5 million.

(j)	Is it correct that neither Coy nor JHIL obtained an actuarial assessment of their asbestos liabilities prior to June 1996?

54.	Having regard to the matters set out in the last paragraph:

(a)	Was it a breach of their duties by the directors of Coy, to act with care and diligence, and to exercise their powers in good faith in the best interests of the corporation (see sub-sections 232 (2) and (4) of the Corporations Law) to resolve to pay the August 1995 dividends without any actuarial assessment of Coy’s present and future asbestos liabilities made for the purpose of ascertaining the level of assests that it was necessary or appropriate for Coy to have in order to be reasonably confident of being able to pay all potential future creditors?

(b)	If the directors of Coy had commissioned and reviewed such an actuarial assessment would they have resolved to pay the August 1995 dividends?

(c)	If the directors of Coy had known the true extent of Coy’s present and future asbestos liabilities as at August 1995 could they have resolved to pay the August 1995 dividends consistently with their duties as directors?

(d)	Were the August 1995 dividends paid under a mistake, and if so were they recoverable on that ground?

(e)	Was JHIL a director of Coy in August 1995 within the meaning of s9 of the Corporations Law?

(f)	Having regard to the answers to the preceding issues, as at 13 February 2001 did Coy have available to it a valuable cause of action in respect of the August 1995 dividends against Dr Barton, Mr McFadden, Mr Ghantous or JHIL? If so, are such claims now statute barred? If so, would the fact of such a bar be damage attributable to any misconduct of JHIL or any other person in respect of the separation events?

L.	Interim dividend of $43.5 million, 2 October 1996 (“October 1996 dividend”)

55.	As for Coy’s further financial position:

(a)	As at September 1996, Coy’s profit and loss account showed an operating profit before income tax of around $9.2 million and after tax of around $4 million.

(b)	Is it reasonable to infer that the August 1996 management accounts for Coy would have been likely to show a similar operating profit before and after income tax?

(c)	Would the directors of Coy have had at least the August 1996 management accounts available to them when they declared the October 1996 dividend?

(d)	Coy’s profit and loss account for the year ended 31 March 1997 showed:

i)	an operating loss before income tax of around $50.4 million and after income tax of around $33.6 million;

ii)	retained profits at the beginning of the financial year of around $65,834,000; and

iii)	total profits available for appropriation at the end of the financial year of around $32.2 million.

56.	Having regard to the matters set out in the previous paragraph:

(a)	As at 2 October 1996, could the directors of Coy have held a genuine opinion that profits out of which the October 1996 dividend could be paid existed?

(b)	Was the October 1996 dividend paid other than from profits in contravention of section 201 of the Corporations Law?

(c)	As at 2 October 1996 was JHIL a director of Coy for the purposes of the Corporations Law?

(d)	Did the directors of Coy breach their duties, under section 232 of the Corporations Law, to act with care and diligence, and to exercise their powers in good faith in the best interests of the corporation, in resolving that Coy pay the October 1996 dividend?

(e)	If the directors of Coy resolved to pay the October 1996 dividend without first reviewing the October 1996 Trowbridge report, was this a breach of their directors’ duties?

(f)	If the directors of Coy had first reviewed the October 1996 Trowbridge report, or had notice of its contents, could they have resolved to pay the October 1996 dividend consistently with their duties as directors?

(g)	Alternatively, was it a breach of their duties for the Coy directors to resolve to pay the October 1996 dividend without an actuarial assessment of Coy’s present and future asbestos liabilities made for the purpose of ascertaining the level of assets that was necessary or appropriate for Coy to have in order to be reasonably confident of being able to pay all future creditors?

(h)	If the directors of Coy had commissioned and reviewed such an actuarial assessment would they have resolved to pay the October 1996 dividend consistently with their duties as directors?

(i)	If the directors of Coy had known the true extent of Coy’s present and future asbestos liabilities as at 2 October 1996 could they have resolved to pay the October 1996 dividend consistently with their duties as directors?

(j)	Was the October 1996 dividend paid under a mistake, and if so was it recoverable on that ground?

(k)	Having regard to the answers to the preceding issues, as at 13 February 2001 did Coy have available to it a valuable cause of action in respect of the October 1996 dividends against Dr Barton, Mr McFadden, Mr Ghantous and JHIL? If so, are such claims now statute barred? If so, would the fact of such a bar be damage attributable to any misconduct of JHIL or any other person in respect of the separation events?

Management fees

57.	As for Coy’s payment of management fees:

(a)	The management fees paid by Coy to JHIL between 1990 and 1998 (inclusive) were, according to Coy’s accounts, $19.5 million (1990), $19.5 million (1991), $19.5 million (1992), $21.5 million (1993), $20.3 million (1994), $20.3 million (1995), $21.5 million (1996), $25.9 million (1997) and $15.6 million (1998).

(b)	The net assets of Coy as disclosed in its financial statements between 1990 and 1998 (inclusive) were $76.1 million (1990), $77.8 million (1991), $58.1 million (1992), $58.9 million (1993), $63.8 million (1994), $86.1 million (1995), $100.9 million (1996), $20.7 million (1997) and $47 million 1998).

(c)	With the benefit of hindsight, at all times from at least 1990 onwards, Coy’s present and future asbestos liabilities were in excess of $1 billion.

(d)	On what basis were the management fees calculated in this period? What factors were taken into account in deciding the extent to which particular subsidiaries of JHIL should bear the proportion of JHIL corporate costs attributed to them?

(e)	Is it right that the management fees paid by Coy to JHIL were calculated on the basis that only Australian companies in the James

Hardie Group would contribute to Group overheads? If so, did this result in a fair attribution of corporate costs to Coy?

(f)	Were the management fees fair payment for the services rendered to Coy by JHIL?

58.	Having regard to the extent of Coy’s future asbestos liabilities, and the matters in the previous paragraph:-

(a)	Was it a breach of the Coy directors’ duties, under section 232 of the Corporations Law, to act with care and diligence and to exercise their powers in good faith in the best interests of the corporation, to authorise payment of the management fees to JHIL from at least the financial year ending 31 March 1995 (if not earlier) without:

(i)	an actuarial assessment of Coy’s present and future asbestos liabilities made for the purpose of ascertaining the level of assets necessary or appropriate for Coy to have available in order to be reasonably confident of being able to pay all future creditors; or

(ii)	an assessment of a fair arms length price for the value of the services rendered by JHIL to Coy?

(b)	If the directors of Coy had commissioned and reviewed such an actuarial assessment would they have resolved to pay the management fees or all of them to JHIL?

(c)	If the directors of Coy had known the true extent of Coy’s present and future asbestos liabilities could they have resolved to pay the management fees or all of them to JHIL consistently with their duties as directors?

(d)	If the directors of Coy authorised payment of the management fees to JHIL for 1997 and 1998 without first reviewing the October 1996 Trowbridge report, were they in breach of their directors’ duties?

(e)	If they had first reviewed the October 1996 Trowbridge report, could the directors of Coy have authorised payment of the management fees, or all of them, to JHIL for 1997 and 1998 consistently with their duties as directors?

(f)	Was JHIL a director of Coy for the purposes of the Corporations Law between 1995 and 1998 (inclusive)?

(g)	Are any remedies available to Coy in respect of these matters? If so, what is their basis (statutory or otherwise) and against whom are they available?

Transfer of Coy’s plant and equipment to JHFC on 31 March 1998

59.	The evidence indicates that the transfer of Coy’s plant and equipment to JHFC was for fair value. Is this correct?

60.	There is evidence, which suggests that the transfer may have been, in whole or in part, for the purpose of preventing those assets being available to asbestos plaintiffs. Is this correct? Are any remedies available to Coy in respect of these matters? If so, what is their basis (statutory or otherwise) and against whom are they available?

Transfer of Coy’s trade marks to JHR on 30 June 1998

61.	The evidence suggests that the transfer of Coy’s trade marks to JHR was for fair value. Should the Commission make a finding to this effect?

62.	What were the purposes of the transfer of Coy’s trade marks to JHR? Was it a purpose of the transfer to isolate Coy’s trade marks from its liabilities to asbestos plaintiffs, with a view to preventing those assets being available to such plaintiffs? Are any remedies available to Coy in respect of these matters? If so, what is their basis (statutory or otherwise) and against whom are they available?

Transfer of Coy’s core business to JHA on 28 October 1998

63.	Grant Samuel valuation of business report dated 1 October 1998 (“GS Report”)

In respect of the GS Report

(a)	Was the EBITDA forecast for 1999 (“1999 forecast”) used in the GS Report appropriate?

(b)	How did the 1999 forecast compare with the actual EBITDA of Coy’s core business for 1999?

(c)	Should the 1999 forecast have been increased to allow for a reduction in costs associated with Coy’s properties (and, in particular, land tax) as a consequence of those properties not being sold with the business and if so with what consequences?

(d)	Was the capitalisation multiple used in the GS Report appropriate?

(e)	What are the reasons for the difference in the value of Coy’s goodwill as assessed by PricewaterhouseCoopers in its draft business valuation report dated 31 March 1998[1] and its goodwill and trade marks valuation report dated 19 April 1999 and as assessed in the GS Report?

64.	Having regard to these considerations, is there a basis for concluding that the fair value of the goodwill of Coy’s business as at 1 October 1998 exceeded the amount paid for it upon the sale of the business to subsidiaries of JHNV?

65.	Would Coy have been able to fund a greater proportion of its liabilities to creditors, including asbestos plaintiffs, if its trademarks and core business had not been transferred? If so, would it be correct to conclude that even if the transfer of Coy’s trade marks and core business was for fair value, those

[1]	Produced to the Commission by PWC on 7 June 2004. It is anticipated this document will be tendered on 2 August 2004, if not before.

transactions reduced the assets available to creditors of Coy? Was such an outcome expected or thought likely to be the case by the directors of Coy when the transfer occurred?

66.	In the circumstances, did the directors of Coy breach their duties, under section 232 of the Corporations Law, to act with care and diligence, and to exercise their powers in good faith in the best interests of the corporation in approving the transfer of the trademarks and core business? If so, does Coy have any valuable remedies available to it? If so, what is their basis (statutory or otherwise) and against whom are they available?

67.	Was JHIL a director of Coy for the purposes of the Corporations Law in the year ending 31 March 1999?

Leases and rental valuations

68.	The evidence suggests that at the time JHIL was instructing JLW Advisory to assess a fair rental as between Coy and JHA for JHA’s occupation of each of the Carole Park, Welshpool, and Rosehill properties, JHIL intended that JHA would lease the properties for 10 years and was aware that JHA would otherwise have to relocate substantial business operations. Is this correct?

69.	If this was the use to which it was intended the properties would be put, was it appropriate for JHIL to adopt rentals for the leases which were set by reference to rental opinions which:

(a)	assumed that the properties were vacant;

(b)	proceeded on the basis that some of the properties were too large to be let to a single tenant;

(c)	proceeded on the basis that some properties or parts of properties would not be leased for a ten-year term?

70.	JHIL adopted the net effective rentals calculated by JLW on the assumptions set out above in the leases of the properties. In the circumstances, were the resulting rentals fair market rentals as between Coy and JHA?

71.	Did the directors of Coy breach their duties, under section 232 of the Corporations Law, to act with care and diligence, and to exercise their powers in good faith in the best interests of the corporation, in authorising Coy’s entry into the leases with JHA having regard to the basis on which the rental was calculated? If so, did Coy suffer any loss as a result, when regard is had to the basis on which the goodwill of its business was assessed for the purpose of the core business transfer?

Voidable transactions

72.	Is there any basis for concluding that any of the 1995-1998 transactions is a transaction that might be voidable or the subject of some other remedy were a liquidator appointed to Coy, or voidable under s37A of the Conveyancing Act 1919 (NSW)? Provisionally, the answer appears to be “No”.

73.	Is there any basis for thinking any claim might be made by Coy or a liquidator of Coy in respect of interest payments made by Coy to JHIL or other James Hardie companies prior to 15 February 2001? Provisionally, the answer appears to be “No”.

M. FUTURE MANAGEMENT OF THE MRCF’S LIABILITIES

74.	Are the mechanisms under the Corporations Act adequate for the administration of MRCF’s liabilities – in particular, in circumstances where present, but not all expected future, claims can be met is it possible to achieve a fair adjustment of the rights of past and unknown future claimants on an inadequate fund? Is:

(a)	liquidation;

(b)	voluntary administration; or

(c)	a scheme of arrangement

     an adequate mechanism in the circumstances?

(I)	If not, what reforms, if any, should occur?

(II)	Do laws in other jurisdictions offer any valuable guides?

(III)	Would introduction of reforms along the lines of Chapter 11 of Title 11 (Bankruptcy) of the United States Code offer better mechanisms to deal with the problems that arise?

(IV)	Should legislation specifically aimed at either the particular circumstances of the MRCF, or of asbestos claims generally, be adopted in preference to reform of the Corporations Act that might operate more generally?

(V)	Having regard to:

(a)	the reasons and recommendations in Chapter four of the Companies and Securities Advisory Committee’s Final Report on Corporate Groups (May 2000);

(b)	the treatment of corporate groups in existing state legislation (eg. concerning land tax, payroll tax, and workers compensation);

(c)	any other relevant matters;

should the Commission recommend reform of the Corporations Act, or other legislative change, which would have the effect of restricting the application of the limited liability principle in the context of tortious claims relating to corporate groups? Would it be appropriate for such purposes to confine the benefit of limited liability to members of the ultimate holding company.

75.	If there are claims potentially available to MRCF, Amaca/Amaba or their creditors, or which would be available to a liquidator, arising out of the matters raised in the issues listed above which would assist to ensure that legitimate claims against Amaca/Amaba were ultimately satisfied, should the Corporations Act be amended to permit or facilitate any such claims or to qualify or remove defences which might be available to them? Would it be preferable to amend other laws rather than the Corporations Act?

Dated: 28 June 2004

JOHN SHEAHAN S.C.

ROBERT KELLY

DOMINIQUE HOGAN-DORAN

MATTHEW DARKE

COUNSEL ASSISTING

ANNEXURE I

The James Hardie Companies
Group Structure Diagrams

James Hardie Group as at 31 December 1998

James Hardie Industries Ltd
[Now ABN 60 Pty Ltd]
ACN 001 664 740 Pty Ltd
James Hardie Finance Ltd
James Hardie Finance Inc
Moorthab Pty Ltd
RCI Pty Ltd
Seapip Pty Ltd
James Hardie & Coy Pty Ltd [Now Amaca Pty Ltd]
Jsekarb Pty Ltd [Now Amaba Pty Ltd]
Wallace O'Connor Pacific Inc
James Hardie Building Systems (Thailand) Ltd
Dietool (WA) Pty Ltd
James Hardie Acceptances B.V
James Hardie (Holdings) Ltd
Harflex Ltd
JHI Development Capital Ltd
Framex Sales Pty Ltd
RIS International Finance NV
RIS Irrigation (Holdings) BV
James Hardie Netherlands B.V
James Hardie Trading Co. Inc.
Wallace O'Connor Inc
Merehurst Europe Ltd
RIS Irrigation Portugal SA (in liq)
RCI Malta Holdings Ltd
RCI Malta Investments Ltd.
RCI Lux Sarl
RCI Lux Investments Sarl
RCI Netherlands Holdings BV [Now James Hardie Industries NV]
RCI Netherlands Investments BV [Now James Hardie International Finance BV]
70%
30%
James Hardie NV
James Hardie Finance BV
James Hardie International Holdings BV
James Hardie Philippines Inc
PT James Hardie Indonesia
RCI International Services Company Ltd (in liq.)
Fibre Cement Technology (Australia) Pty Ltd
Yelrom International Pty Ltd
Hardie Holdings (NZ) Ltd
James Hardie Impey Ltd
James Hardie Impey Finance Ltd
Fire & Safety Products (NZ) Ltd
Karm Holdings Ltd
James Hardie Building Products Ltd
James Hardie Finance (NZ) Ltd
Noel Products Ltd
James Hardie Impey Employee Share Scheme Ltd
James Hardie Building Boards (Asia) Pte Ltd

James Hardie Group following asbestos separation on 16 February 2001

James Hardie Industries Limited
[Now ABN 60 Pty Ltd]
Ecanif Pty Ltd
ACN 001 664 740 Pty Ltd
Moorthab Pty Ltd
RCI Pty Ltd
Seapip Pty Ltd
American Endeavour Fund Ltd (in liq)
Dietool (WA) Pty Ltd
James Hardie Acceptances B.V
Snidloh Ltd
Smetsysh Pty Ltd
Harflex Ltd
James Hardie Netherlands B.V
James Hardie Trading Co. Inc.
RIS International Services Co. Ltd
Merehurst Europe Ltd
RCI Malta Holdings Ltd
Yelrom International Pty Ltd
James Hardie Building Boards (Asia) Pte Ltd (in liq)
RIS International Finance (NV) (in liq)
47%
53%
Ecanif Ltd
Yempi Ltd
Studorp Ltd
Wallace O'Connor Inc
RIS Irrigation (Holdings) BV
RCI Malta Investments Ltd
RCI Lux Sarl
RCI Lux Investments Sarl
RCI Netherlands Holdings BV [Now James Hardie Industries NV]
RCI Netherlands Investments BV [Now James Hardie International Finance BV]
81%
19%
James Hardie NV
James Hardie Finance BV
James Hardie International Holdings BV
James Hardie Philippines Inc
PT James Hardie Indonesia
James Hardie Australia Finance Pty Ltd
James Hardie (Holdings) Inc
84%
James Hardie USA Investments BV
James Hardie Research (Holdings) Pty Ltd
James Hardie Singapore Pte Ltd
99.9%
James Hardie Fibrocementos Limitada

Medical Research and Compensation Foundation Corporate Structure following separation from James Hardie Group as at 16 February 2001

James Hardie Group just prior to scheme of arrangement of 19 October 2001

James Hardie Group post scheme of arrangement of 19 October 2001

Relationship between James Hardie Group and MRCF Post Scheme of Arrangement and Cancellation of Party Paid Shares on 31 March 2003

ANNEXURE J

Asbestos and James Hardie

Asbestos-Related Liabilities1

A.     Asbestos Mineralogy

Asbestos is a family of crystalline hydrated silicates with a fibrous geometry and unique physical and chemical properties. Asbestos fibre is classified into two groups, serpentine and amphibole. Chrysotile (or “white asbestos”) is the only member of the serpentine group. Crocidolite (“blue asbestos”), amosite (“brown asbestos”), tremolite, anthophyllite and actinolite are amphiboles. The amphiboles are characterised by long rigid fibres. Chrysotile fibres are curly and tend to break into smaller fragments. The general medical view was that white asbestos was of a lesser toxicity than blue and brown asbestos, although that has been recently questioned in light of an increasing experience of claims associated with exposure to Chrysotile in the United States. 2

B.     Industrial Use Of Asbestos

Asbestos has been used widely throughout history because of its strength, flexibility, durability and its resistance to heat, acids and alkalies. The majority of asbestos used in Australia was incorporated into asbestos cement, i.e. cement reinforced with asbestos fibres. There were two main categories of asbestos cement product, building materials and pressure and sewerage pipes. The building materials included corrugated sheeting, flat sheeting, roof tiles and moulded products such as gutters and telecom pits. High density asbestos cement was used for thermal and electrical insulation, such as in furnaces, bench tops, fume cupboard linings and switch gear. Asbestos cement poses fewer health risks than certain other types of asbestos-containing products because the asbestos fibres are firmly bound into a cement matrix.

The second largest category of asbestos use was as a filler or reinforcement. The main products within this category included asbestos-containing paper and millboard which were used in the manufacture of products such as roofing felts, clutch facings, brakes and gaskets. Asbestos fibres were added to paint to give various textured finishes, strength, heat resistance and opaqueness. Many plastic sheets and tile flooring products contained asbestos. Asbestos packings and seats were used in a wide range

[1]	Except where otherwise indicated, the material contained in this Annexure is in significant measure derived from a document prepared by Mr Attrill, then Litigation Manager for the James Hardie Group, which was provided to the incoming directors of the MRCF on 15 January 2001: Ex 2, Vol 3, pp. 456, 457. The note gives some content to the expression “asbestos related liabilities” and what is comprehended by that concept. Mr Attrill himself adapted the work of A.R. Johnson, An Analysis of the Cases of Malignant Mesothelioma Compensated by the Workers Compensation (Dust Diseases) Board of New South Wales, thesis for the degree of Master of Occupational Health and Safety, University of Sydney (1997), pp. 3–31. The Annexure has been prepared with reference to the expert evidence of Mr Whitehead (Ex 251) and Mr Wilkinson (Ex 256).

of products, for example, gaskets. Asbestos reinforced plastics were incorporated in automotive components, small machine parts, road signs and bearings.

Asbestos is an excellent insulation material. Fire resistant insulation boards were similar to asbestos cement products but had a much higher asbestos content, 25% to 40% versus 10% to 15% by weight. They were widely used for partitions and suspended ceilings as a barrier to fire or to protect structural steelwork. Asbestos lagging for thermal insulation was made in the form of rigid pipes, slabs, pre-formed sections or sprayed coatings. Sprayed on asbestos insulation was easier to apply, particularly on uneven or hard to get at surfaces. Pipe and boiler lagging was commonly used in ships, engineering works, power stations, factories, hospitals and other large buildings. Woven asbestos was used to manufacture asbestos quilts, mattresses, and blankets for thermal insulation. These were often used on ships. Asbestos cloths were made into protective clothing and safety curtains. Asbestos cord or rope was used for thermal insulation on small domestic and industrial pipe work. Asbestos yarns and fabrics had a high asbestos content, up to 100%.

Currently world usage of asbestos is confined to chrysotile and to four principal product categories; asbestos cement, friction materials, roof coatings and cements, and gaskets. Approximately 85% of chrysotile used worldwide is for production of asbestos-cement products (pipes and sheets), mainly in developing countries. In 1992, approximately 28 million tonnes of asbestos-cement products were produced in about 100 countries. About 10,000 tonnes of chrysotile asbestos is imported in Australia annually for use in friction products. The use of asbestos is being progressively phased out across the world.

C.     The Australian Asbestos Industry

Mining

For much of the 20th Century, with the exception of the early 1980s, most of the asbestos fibre used in Australia was imported.3 Until the re-opening of the Woodsreef mine at Barraba in 1970, the only mine of note was the Wittenoom mine in Western Australia which produced blue asbestos from about 1937 until 1967. The Woodsreef mine produced white asbestos and approximately half of its production was exported. Asbestos mines were operating around 1918 in Tasmania and at Baryulgil in NSW. Small mines produced crocidolite in South Australia from as early as 1916 until the 1950s but never in large amounts. Australian Blue Asbestos Pty Limited (a subsidiary

[2]	Wilkinson T 3340.15–22, 28–39

of CSR) started production at Wittenoom in the Pilbara region of Western Australia in 1938. The mine ceased production in 1966 as it was unprofitable. In 1997 to 1983, Woodsreef operated at Barraba, NSW, the largest chrysotile mine in Australia. Australia was never a large producer of asbestos fibre; in 1952 it produced only 0.2% of world production.

Asbestos Fibre Production and Use in Australia

The bulk of asbestos used in Australia during the 20th Century (perhaps over 90%) was used to produce asbestos cement.4 Asbestos cement refers to cement that has been reinforced with asbestos fibres to produce a much stronger and more useful product. The presence of asbestos can also render the product harder and more fire resistant.

Prior to 1916 asbestos cement products were imported from England and Europe. In 1916 the Wunderlich company (later part of CSR) opened a factory in Cabarita, a Sydney suburb. Other factories (including those operated by James Hardie) soon followed. The peak period for the industry was following World War II when demand outstripped supply. For example, it became necessary to order pipe for large civil projects many years in advance and State Governments rationed supply.

Asbestos cement sheeting was liberally used in housing during this time. Between 1945 and 1954 more than 70,000 homes were built using asbestos cement cladding in NSW, 57% of the homes built in the State. In Australia as a whole 25% of new houses were built with asbestos cement. The bulk of asbestos fibre used was chrysotile from Canada. The addition of amphiboles helped speed up the rate of production and strengthen the product. Amosite was the major amphibole used and was imported from South Africa, some crocidolite from the Wittenoom mine (operated by a CSR subsidiary) in Western Australia was also used. Crocidolite’s use was limited as it was more expensive and added a blue discolouration to the product.

Consumption

Australia has been one of the largest consumers of asbestos in the world. During the 1950s Australia was the fourth largest consumer of asbestos cement products and the highest per capita user of asbestos in the world (predominantly chrysotile). There was a rapid increase in the use of asbestos in Australia for the 30 years from 1940 to 1970, followed by a relatively stable volume during the 1970s. The decline in usage was even more rapid than the increase, with consumption dropping to relatively small

[3]	Whitehead Ex 251, para. 3.5.14, Figure 3.3: Volume of Asbestos Mined in Australia and Imported

[4]	Whitehead Ex 251 para 3.5.19

amounts by 1985 and to very small amounts by the end of the 1980s.5 The use of asbestos in Australia was effectively banned from the end of 2003.6

Because industrial and commercial use of asbestos was widespread in Australia to up to the 1980s, recipients of claims have included government bodies (e.g. the Royal Australia Navy, State Rail Authority, Land & Housing Commission, Pacific Power), manufacturers (e.g. JHIL, Coy and Jsekarb, CSR Limited through its subsidiary Seltsam), employers (e.g. major construction companies) and occupiers of sites where asbestos was used (e.g. power station operators).

D.     Asbestos Exposure

Asbestos fibres can cause various diseases when inhaled. The risk of disease depends on the type of fibre the concentration of asbestos in the inhaled air and the period of time over which the person was exposed. Long thin fibres (typical of amphiboles like crocidolite) are generally more carcinogenic than shorter thicker ones (typical of chrysotile), possibly because amphibole fibres are not cleared as quickly from the lungs. Fibres less than 5 um in length are mostly removed by the lungs’ own clearance mechanism. Fibres longer than 5 um are mostly deposited in the respiratory and terminal bronchioles and it is these fibres that may subsequently cause disease.

Occupational Asbestos Exposure

Exposed to asbestos fibres from products or manufacturing processes is said to occur in various ways.7 Exposure usually occurred at work, although cases of domestic exposure (a wife washing her husband’s work clothes, for example) are not uncommon. Claims have also been received from waterside workers who allege exposure to raw asbestos while unloading or handling bags of asbestos fibre which has been imported or shipped.

Raw asbestos is used in asbestos cement manufacture. The asbestos dust levels generated in asbestos cement manufacturing factories was generally lower in comparison with other manufacturing processes involving asbestos. Progressive introduction of control measures from the late-1950s helped reduce dust levels in factories. A medical surveillance scheme for James Hardie workers was established in the 1960s and a full-time doctor was employed from 1967 to advise on all aspects of asbestos health related issues.

[5]	Whitehead Ex 251 Figure 3.2: Annual Average Decadal Usage of Asbestos Fibre in Australia

[6]	Whitehead Ex 251 para. 3.5.11

[7]	Whitehead Ex 251 Figure 3.4: Relative Consumption of Asbestos by Industry; see also para. 3.5.50–51 (Categories of persons who might have been exposed to asbestos)

Most asbestos products destined for the construction industry did not undergo any further manufacturing operation between the factory and the construction site. However flat and corrugated asbestos cement sheets and asbestos cement pipes were cut, drilled or processed on site and these processes could release asbestos fibres and dust which were then inhaled by workers or bystanders. From 1978 Coy’s asbestos cement products carried warning labels. Prior to this Coy provided use instructions which recommended that users take steps to keep dust down (such as wetting the product while cutting it).

Exposure to asbestos in friction products occurred in the manufacture and maintenance of those products, particularly amongst motor mechanics. However, the risk of contracting an asbestos-related disease from exposure to brake linings is not high due to the fact that friction products only contained chrysotile and because of the low and intermittent exposure to asbestos experienced by mechanics.

Environmental Asbestos Exposure

Due to the widespread use of asbestos in industrialised countries some exposure to asbestos is probably universal, particularly in urban areas. Asbestos fibres have been found in water supplies and food products. Asbestos fibres are commonly found in the lungs of city dwellers. Whether asbestos exposure in the general population at these low levels causes disease is contentious and, on present scientific evidence, is most unlikely. That is, exposure to a greater than background level of asbestos is necessary to develop disease.

E.     Diseases Associated With Asbestos Exposure

There are four principal asbestos-related diseases:

(a)	Mesothelioma – a disease in which cancer (malignant) cells are found in the sac lining the chest (the pleura) or abdomen (the peritoneum);

(b)	Asbestosis – a progressive scarring of the lungs which is potentially fatal;

(c)	Lung Cancer – which may in certain circumstances be caused by exposure to asbestos; and

(d)	Asbestos-related Pleural Disease – a range of non-malignant conditions similar to asbestosis which are caused by inhalation of asbestos fibres. ARPD can range from asymptomatic pleural plaques to extensive pleural fibrosis causing severe breathlessness.

Malignant Mesothelioma. Malignant mesothelioma is the most serious asbestos-related disease. The typical life expectancy from diagnosis is six to nine months. It is a diffuse malignant tumour usually of the pleura or peritoneum. Although it can take

30 years or more to manifest itself from the person’s first exposure to asbestos, once the tumour starts growing it is unusually aggressive.

The connection between asbestos exposure (crocidolite) and mesothelioma was first established by Wagner in South Africa in 1960. The relative risk for developing mesothelioma is dependant on fibre type, dose and time since first exposed. Thus, those exposed at younger ages are at higher lifetime risk. However, mesothelioma is associated with a wide range of exposure duration and pulmonary asbestos burdens, including sometimes seemingly small exposures.

Families of asbestos workers exposed to asbestos on hair and clothing have been found to be at risk, as are employees who worked in the same vicinity as asbestos workers. The risk of mesothelioma in workers exposed to chrysotile is much lower than the risk in workers exposed to amphiboles (especially crocidolite) or to mixtures of fibres containing amphiboles.

Asbestosis. Asbestosis refers to interstitial pulmonary fibrosis resulting from asbestos exposure. The more intense the dose, the earlier and ultimately more severe the fibrosis. During the 1920s and 1930s asbestosis was common and often took as little as seven to eight years to develop in a worker. Regulation of the industry and voluntary dust suppression measures lowered exposure levels and decreased the incidence of the disease. The diagnosis of asbestosis requires sufficient past exposure to asbestos to place the individual at substantial risk. Asbestosis is unlikely to occur unless there has been exposure to at least moderate concentrations of asbestos for more than a few years. Chrysotile can cause asbestosis, and again the disease may take 20 or more years from exposure to manifest.

Lung Cancer. Asbestos is a known carcinogen and the incidence of lung cancer is higher among asbestos workers. All lung cancer types occur in asbestos workers. An estimated 5.7% of all lung cancers in men in the West of Scotland (an area which had a large shipbuilding industry) are asbestos related. The latency from first exposure is in excess of 20 years.

The relative risk for developing lung cancer depends on a number of factors, dose, fibre type, job type, smoking history and presence of pulmonary fibrosis. The general view is that there is approximately a multiplicative effect of smoking and asbestos exposure. That is, although both asbestos and smoking in their own right increase the risk of lung cancer, asbestos and smoking together increase that risk many-fold. At present, the Courts require evidence of asbestosis, or of exposure to asbestosis sufficient to cause asbestosis, before attributing a lung cancer to asbestos exposure.

Asbestos-related Pleural Disease – Pleural Plaques. Pleural plaques are the most common manifestation of asbestos exposure. Macroscopically, pleural plaques appear as shiny, white, slightly raised areas on the parietal thoracic wall and diaphragmatic pleura. Microscopically they consist of fibrous tissue. Asbestos fibres are rarely found in pleural plaques. Pleural plaques are probably not, per se, associated with an increased risk of lung cancer or any other disease. Rather, they are a marker of asbestos exposure. They occur some 15 years after exposure, and are associated with the duration and amount of exposure. Generally pleural plaques are asymptomatic (and are therefore non-compensable), but occasionally a person with plaques will claim damages for pain or for the fear of contracting a more serious disease.

Asbestos-related Pleural Disease – Benign Pleural Effusions. Benign pleural effusions occur in a small percentage of asbestos workers, usually less than 20 years after initial exposure to high concentrations of asbestos.

Asbestos-related Pleural Disease – Diffuse Pleural Thickening. Diffuse pleural thickening can severely impair ventilation and cause significant restrictions on lung function. Restricted lung function with a preserved diffusing capacity is the expected pattern.

Asbestos-related Pleural Disease – Rounded Atelectasis. Rounded atelectasis refers to a peculiar infolding of the pleura. These lesions can occur many years after exposure to asbestos and are probably sequelae of benign pleural effusions. The peripheral infolding of the lung is the result of the associated pleural thickening and can be mistaken for a tumour. They have a characteristic appearance on computed tomography of a ‘comet tail’ of vessels and bronchi leading into the lesion and associated pleural thickening, maximal adjacent to the lesion. Once formed they tend to persist relatively unchanged.

F.     James Hardie’s Involvement with Asbestos

Coy’s was the dominant consumer of asbestos in Australia, averaging approximately 70% (60,000 tonnes) of all asbestos fibre consumed annually.8 Coy’s primary business was the manufacture of asbestos cement products. These came in the form of building products and asbestos cement pipes. Prior to the mid-1980s, Coy manufactured asbestos cement flat and corrugated sheets for internal and external wall cladding in buildings and for roofs, asbestos cement water and sewer pipes. Building products were originally imported from Italy but by the 1920s local production started at the

[8]	Whitehead Ex 251 para. 3.5.41, Figure 3.5 Relative Consumption of Asbestos by JHG vs Others; Wilkinson T 3391.26–30

Camellia factory in NSW. Production started soon after at factories in Victoria (Brooklyn) and at Newstead in Queensland. At a later stage the Rivervale plant in Western Australia was built and a joint operation in association with Wunderlich was established in Adelaide in the 1950s. In 1960 Coy became the sole operator of the South Australian business when it bought out Wunderlich’s interest. Prior to 1974 Coy also manufactured asbestos insulation materials in a joint venture with CSR Limited, and also in its own right prior to 1964.

White asbestos (chrysotile) was by far the most common type of asbestos used by Coy, which at the time was thought to pose less risk of inducing mesothelioma than did crocidolite. Recent medical thinking suggests the conclusions about toxicity may not be correct. Chrysotile was mainly sourced its supplies from Canadian mines in Quebec and British Columbia. A James Hardie subsidiary, Asbestos Mines Pty Limited, owned and operated the small chrysotile mine at Baryulgil until its sale in 1975. However the total output of the mine was very limited. The major fibre used in the manufacture of asbestos cement products was chrysotile Brown asbestos (amosite) was not used in Coy products until the 1950s when new sources of the fibre were opened up in South Africa. The use of small quantities of amosite in asbestos cement products continued until about 1980. Coy used blue asbestos (crocidolite) in certain products from the mid-1950s until about 1968. The crocidolite was sourced from the CSR mine at Wittenoom. Because of its colour it was not able to be used for all products; its main use was in pressure pipes and building products that were not able to be seen in detail, such as roofing products. The use of blue asbestos was discontinued on the recommendation of James Hardie’s medical officer, Dr S.F. McCullagh, in 1967–68.

The asbestos content of Coy’s asbestos cement sheet and pipes ranged from 8% to 15%, and was predominantly chrysotile with small amounts of crocidolite (to 1968) and amosite.

Production of asbestos cement pipes began in 1926 but the use of asbestos cement pressure pipe for water and sewerage use did not become widespread until autoclaving of pipes was introduced in the early 1950s. Asbestos content of pipes was approximately 15% of which about 12% was white asbestos and the remainder amosite. During the period 1956–1968 crocidolite was also used (about 2%).

Asbestos containing insulation products were first manufactured by Coy in the 1930s and by the 1950s Coy had established itself in the market with a product called 85% magnesia. In 1964 Coy formed a joint venture with CSR and Bradford Insulation known as Hardie-BI Company to make and market insulation products. Major products produced were 85% Magnesia and K-Lite. Both products contained about 15% amosite. The partnership was dissolved in 1974 and Coy ceased production of asbestos thermal insulation products.

Jsekarb manufactured brake linings for motor vehicles, railway wagons and locomotives. Coy had initially entered the brakes and friction products market in the early 1930s and had a well established business by 1950 under the brand name “Five Star”. In 1963 Coy entered into the Hardie-Ferodo joint venture with Ferodo of the UK. Hardie-Ferodo carried out considerable product development work, particularly with regard to railway rolling stock brakes. With the withdrawal of Ferodo from the partnership in 1978, the business was renamed Better Brakes (later known as Jsekarb) and was ultimately sold to Futuris Corporation Limited in 1987. The only asbestos used in asbestos-containing friction products was chrysotile.

G.     Litigation

Coy and Jsekarb, but particularly Coy, have been sued in respect of asbestos-related diseases in many cases in Australia.

The principal venue has been the Dust Diseases Tribunal of New South Wales, but not insignificant numbers of cases have been brought in the courts of other Australian jurisdictions.

In the course of such litigation it has been necessary for James Hardie to make admissions about its knowledge of the damage of asbestos at various times, and for findings to be made by courts on that quarter.

An example of admissions made is:

The Berry Admissions

Berry v Aultas Pty Ltd & Ors9 where Coy made the following admissions in relation to the period 1949 to 1971:

1.	It manufactured Hardie’s 85 per cent Magnesia blocks, sections and plastic composition between 1949 and 1964.

2.	It manufactured Hardie-BI Company 85 per cent Magnesia blocks, sections and plastic composition in partnership with CSR Ltd and pursuant to an agreement with CSR Ltd and Bradford Insulation Industries Pty Ltd between 1964 and 1971.

3.	The composition of Hardie’s 85 per cent and Hardie-BI Company 85 per cent Magnesia blocks, sections and plastic composition was approximately 10-15 per cent asbestos and 85-95 per cent basic magnesium carbonate.

[9]	(1997) 14 NSWCCR 266

4.	It manufactured Hardie’s Caposite blocks and sheets between 1949 and 1964.

5.	It manufactured Hardie-BI Company Caposite blocks and sheets in partnership with CSR Ltd and pursuant to an agreement with CSR Ltd and Bradford Insulation Industries Pty Ltd between 1964 and 1971.

6.	The composition of Hardie’s and Hardie-BI Company Caposite blocks and sheets was approximately 95-98 per cent asbestos bonded with sodium silicate.

7.	It manufactured Hardie’s High Temperature blocks, sections and plastic composition from 1950 to 1964.

8.	It manufactured Hardie-BI Company High Temperature blocks, sections and plastic composition in partnership with CSR Ltd and pursuant to an agreement with CSR Ltd and Bradford Insulation Industries Pty Ltd between 1964 and 1967.

9.	The composition of Hardie’s High Temperature blocks, sections and plastic composition was approximately 12 per cent asbestos, 44 per cent basic magnesium carbonate and 44 per cent diatomaceous earth.

10.	It manufactured Hardie’s Asbestos Millboard sheets between 1950 and 1964.

11.	It manufactured Hardie-BI Company Asbestos Millboard sheets in partnership with CSR Ltd and pursuant to an agreement with CSR Ltd and Bradford Insulation Industries Pty Ltd between 1964 and 1971.

12.	The composition of Hardie’s and Hardie-BI Company Asbestos Millboard sheets was approximately 10 to 15 per cent asbestos and 15 to 20 per cent cement mixed with diatomaceous earth and other inorganic fillers.

13.	It manufactured Hardie’s K-lite blocks, sections and plastic composition from about the mid-1950s to 1964.

14.	It manufactured Hardie-BI Company K-lite blocks, sections and plastic composition in partnership with CSR Ltd and pursuant to an agreement with CSR Ltd and Bradford Insulation Industries Pty Ltd between 1964 and 1971.

15.	The composition of Hardie’s and Hardie-BI Company K-lite blocks, sections and plastic composition was approximately 10 to 15 per cent asbestos and 85 to 90 per cent hydrous calcium silicate.

16.	It manufactured Hardie’s Super High Temperature blocks, sections and plastic composition from the late 1950s to 1964.

17.	It manufactured Hardie-BI Company Super High Temperature blocks, sections and plastic composition in partnership with CSR Ltd and pursuant to an agreement with CSR Ltd and Bradford Insulation Industries Pty Ltd between 1964 and 1971.

18.	The composition of Hardie’s and Hardie-BI Company Super High Temperature blocks, sections and plastic composition was approximately 12 per cent asbestos, 44 per cent basic magnesium carbonate and 44 per cent diatomaceous earth.

19.	The type of asbestos fibre used in the manufacture of Hardie’s and Hardie-BI Company 85 per cent Magnesia blocks, sections and plastic composition was amosite and possibly a small amount of chrysotile.

20.	The type of asbestos fibre used in the manufacture of Hardie’s and Hardie-BI Company Caposite blocks and sheets, High Temperature blocks, sections and plastic composition, Asbestos Millboard sheets, K-lite blocks, sections and plastic composition, and Super High Temperature blocks, sections and plastic composition was amosite.

21.	No warning was printed, inscribed or otherwise attached to Hardie’s and Hardie-BI Company 85 per cent Magnesia blocks, sections and plastic composition, Caposite blocks and sheets, High Temperature blocks, sections and plastic composition, Asbestos Millboard sheets, K-lite blocks, sections and plastic composition, and Super High Temperature blocks, sections and plastic composition to the effect that they contained asbestos or that contact with asbestos dust and fibre could cause asbestos-related disease.

22.	Hardie’s and Hardie-BI Company 85 per cent Magnesia, High Temperature and Super High Temperature blocks and sections were packaged in light brown-coloured cardboard cartons measuring approximately 38" x 18" x 18".

23.	Hardie’s and Hardie-BI Company 85 per cent Magnesia, High Temperature, Super High Temperature and K-lite plastic composition was packaged in jute bags weighing approximately 40 pounds until the late 1950s when impervious five-ply kraft paper bags stitched at the top and weighing approximately 25 to 30 pounds were introduced.

24.	Hardie’s and Hardie-BI Company Caposite blocks and sheets were packaged in timber crates measuring approximately 36" x 36" x 24".

25.	Hardie’s and Hardie-BI Company Asbestos Millboard sheets were packaged in bale-board crates measuring approximately 48" x 40" x 3" to 5" with the names of the product and the names Hardie’s or Hardie-BI Company stencilled onto the crates respectively from 1950 to 1964 and 1964 to 1971.

26.	Hardie’s K-lite blocks and sections were packaged in light brown-coloured corrugated cardboard cartons measuring approximately 38" x 18" x 18" with green printing identifying the name of the product and the names Hardie’s or Hardie-BI Company respectively from the mid-1950s to 1964 and 1964 to 1971.

27.	It knew that Hardie’s and Hardie-BI Company 85 per cent Magnesia blocks and sections, Asbestos Millboard sheets, Caposite blocks and sheets, High Temperature blocks and sections, Super High Temperature blocks and sections may have required occasional cutting with knives or hacksaw blades for the purpose of installation.

28.	It knew that Hardie’s and Hardie-BI Company 85 per cent Magnesia, High Temperature, K-lite, and Super High Temperature plastic composition required shaping when wet for the purpose of installation.

29.	It knew that Hardie’s and Hardie-BI Company K-lite blocks and sections may have required occasional skutching or cutting with knives or hacksaw blades for the purpose of installation.

30.	It first became alerted during the mid-1940s to the suggestion that the inhalation of asbestos fibres could cause asbestosis, but only in circumstances involving the inhalation over a sufficiently lengthy period of time of considerable quantities of asbestos fibres contained in visible clouds of dust emanating from the handling of raw asbestos in its factory.

31.	It first became aware during the mid-1950s that the inhalation of asbestos fibres could cause asbestosis, but only in circumstances involving the inhalation over a sufficiently lengthy period of time of considerable quantities of asbestos fibres contained in visible clouds of dust emanating from the handling of raw asbestos in its factory.

32.	It first became aware in the late 1950s of the suggestion that the inhalation of asbestos fibres could cause lung cancer, but only as a rare complication of asbestosis in circumstances involving the inhalation over a sufficiently lengthy period of time of considerable quantities of asbestos fibres contained in visible clouds of dust emanating from the handling of raw asbestos in its factory.

33.	It first became aware in the mid-1960s that the inhalation of asbestos fibres could cause lung cancer, but only as a rare complication of asbestosis in circumstances involving the inhalation over a sufficiently lengthy period of time of considerable quantities of asbestos fibres contained in visible clouds of dust emanating from the handling of raw asbestos in its factory.

34.	It first became aware in the mid-1960s that the inhalation of asbestos fibres could cause mesothelioma, but only in circumstances involving the inhalation of crocidolite fibres during processes involving the handling of raw crocidolite in its factory.”

An example of a finding, which goes beyond the admissions in Berry is:

State Rail Authority (NSW) v Wallaby Grip Ltd10 where Judge Curtis found that James Hardie had actual knowledge of the dangers of asbestos since 1938. His stated (at para. 108):

108 There is no evidence that between 1938 and 1950 the SRA had actual knowledge of the dangers to health posed by visible clouds of asbestos dust. Hardie did know. It is sufficient to refer to one exhibit only. SRA 26 revels that on October 1938 Hardie’s asbestos factory at Brooklyn in Victoria was the subject of tests carried out by the Victorian Department of Health to determine the concentration of asbestos particles in the air. The results were sent to Hardie. The report stated that: “Certain authorities regard 5,000,000 asbestos particles per cubic foot of air as the maximum concentration to which workers should be exposed” and advised that where workers were exposed to such concentrations, even intermittently, they should wear suitable dust respirators. Any visible cloud of asbestos dust contains a concentration above 5,000,000 particles per cubic foot.

The finding of actual knowledge was not disturbed on appeal.11

[10]	(1999)18NSWCCR193

[11]	Wallaby Grip Ltd v State Rail Authority of New South Wales & Ors; James Hardie & Coy Pty Limited v State Rail Authority of New South Wales & Ors [2001] NSWCA 105 (24 April 2001)

ANNEXURE K

This is a copy of Exhibit 80, Tab 6

JAMES HARDIE INDUSTRIES LIMITED

BOARD PAPER

PROJECT GREEN BOARD PAPER

PRIVILEGED & CONFIDENTIAL

Summary

We have developed a comprehensive solution to critical issues that James Hardie has been facing for over five years. The solution should be implemented now to maximize potential improvements in shareholder value. Although the plan is not risk free, it is recommended as providing the best outcome from the alternatives that are possible.

The objective is to position James Hardie for future growth and to eliminate legacy issues that would otherwise continue to detract from value creation. Once fully implemented, a focused fiber cement growth company, with an appropriate financial structure, will be in place and legacy issues will have been removed.

Background

James Hardie has two ongoing businesses with significantly different investment characteristics leading to differing value perceptions by investors. James Hardie also has significant legacy issues surrounding asbestos product manufacturing activities of some subsidiary companies. To date, the company has not succeeded in implementing a combined solution to these issues. The component parts of a combined solution are:

1.	Separation from legacy issues. James Hardie Industries Limited (JHIL) does not have legal liability for the obligations of its former asbestos producing subsidiaries. In particular, James Hardie and Coy Pty Ltd and Jsekarb Pty Ltd, two subsidiaries which formerly produced asbestos bearing products and are currently subject to plaintiffs actions on account of injuries caused by asbestos, have current and potential liabilities that have the potential to exceed their net worth. This does not create an obligation for JHIL to meet any shortfall. It is recommended that the shares of these two companies be vested to a Foundation to manage the companies’ assets in the interests of current and future creditors. It is also proposed that an additional sum be paid over time (NPV $70M) to JH & Coy in return for an indemnity and covenant not to sue JHIL and an agreement to take JHIL if it is put to it in the future with no subsidiary companies. Upon the vesting of the shares and additional sums, the vesting of an additional $3M to support the Foundation in ongoing research into asbestos related diseases, and other establishment costs, JHIL will recognize an extraordinary write off of around $256M. We are also recommending that JHIL make a direct $1M once off commitment to support a proposed Asbestos Diseases Research Institute. The gross assets in the companies amount to around $284M before asbestos related liabilities. The creation of a Foundation as recommended will largely remove asbestos related issues from JHIL and the ongoing James Hardie Group. A separate paper detailing the separation process is included as Attachment A. Communications strategies have been well developed and a paper on communications is included as Attachment B.

2.	Portfolio. James Hardie has been rationalizing its business portfolio over the past 7 years. It has recently announced its intention to exit an Australian window business, leaving it with just two business streams.

Fiber Cement. James Hardie’s core business is fiber cement. Previous portfolio efforts have been focused on finding compatible businesses that could be combined with the existing fiber cement or gypsum businesses to fuel higher growth and increased shareholder value. These efforts have been unsuccessful. During the past year, significant gains have been made in fiber cement Research and Development. These have significantly increased our confidence in the ability of the fiber cement business to grow strongly in many markets around the world and to achieve sustainable competitive advantage through offering proprietary products derived from its

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technology leadership. Combined, these factors mean that a stand-alone fiber cement business can be successful. Additionally, significant value can be created for shareholders because it will be possible to position fiber cement as a high growth business. The ongoing business can potentially have the following performance over the next few years (assuming gypsum is sold in mid ‘02 for US$485M and US$100M tax is paid by James Hardie):

(AUD M)	FY ‘02	FY ‘03	FY ‘04
Sales	1100	1320	1580
EBIT	176	189	252
Interest	29	9	5
PBT	147	180	247
Tax	45	29	43
PAT	102	151	204

PAT based on implementation of the restructure and separation

Longer term potential, beyond FY ‘04 is also very attractive. Fiber cement business models are currently being updated to reflect the latest developments. Detailed models and assumptions will be presented at the April Board strategic review meeting.

Gypsum. James Hardie’s gypsum business is a comparatively good performer in a relatively low growth USA gypsum industry. However, the gypsum industry has recently entered a significant down cycle which has confirmed in investors minds the cyclical and commodity nature of the industry. As this view has been reinforced, share prices have declined. Additionally, James Hardie Gypsum has been unable to grow via acquisition as prices required have exceeded justifiable levels. Given the attraction of a focused, high growth fiber cement business, the negative perceptions attached to the gypsum business, our inability to describe a strategy to significantly increase Gypsum’s value beyond current levels and the fact that timing for an exit seems good (the industry is starting to recover from the recent decline and there is a high level of interest in the James Hardie assets from 3 existing players that wish to expand), it is recommended that an exit from the gypsum business be examined. A detailed paper on Gypsum and a proposed exit process is included in Attachment C.

3.	Financial Restructuring. An increasing proportion of James Hardie’s profit is being earned in the USA (around 80-90% over the past 2 financial years). Profits in the USA are taxed at 38-39% and are currently subject to withholding tax of 30% when remitted to Australia. This results in a highly inefficient tax structure which is expected to impose high tax burdens in the future – the worst effects have been avoided to-date through the use of temporary arrangements. A scheme of arrangement can be used to restructure James Hardie to resolve this issue. A Dutch company owning all the ongoing operations of James Hardie, would be listed on the ASX as its primary listing and the NYSE (using ADRs as the security instrument). Its Dutch finance subsidiary would lend to the operating companies around the world, including the USA subsidiaries, all necessary funding. This would produce an interest deduction in the USA, saving tax at 38-39%. The interest income to the Dutch financial subsidiary would be taxed at 15%, producing an interest derived tax saving of AUD18M pa. This saving is a relatively stable annual amount that will last a minimum of 10 years and can likely be extended well past this point. There is an additional saving available to the extent that Dutch finance company profits are reinvested in capital projects in the USA or elsewhere. Given a consistently large capital program in USA fiber cement, it is reasonable to assume annual tax savings of a further AUD$1-2M, giving a total annual tax saving of AUD$19-20M. Following implementation of the restructuring, dividends paid from the Netherlands to shareholders in Australia would be subject to 15% withholding tax, but this would be creditable against Australian tax liability on such income. The same applies to prospective US shareholders in James Hardie. An NYSE listing (initially ADRs, but potentially transitioning to common shares) is required to obtain the tax benefits and would provide a more acceptable currency with which to pursue growth options. Without such a restructure, the punitive 30% withholding tax on dividends from the USA up the corporate chain to JHIL (a real cost to the company) will result in very significant value destruction for JHIL shareholders. In summary, this financial restructuring of James Hardie puts in place a sound financial structure for the company as it exists today. It also

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creates a solid footing for future growth. A more detailed explanation of the restructuring is included in Attachment D.

4.	Recommended Solution and Timing. It is recommended that James Hardie implement all three components of its strategic alignment project as follows:

i. Implement Separation by creating a Foundation now. Attachments A & B detail the proposal to separate JHIL from JH & Coy and Jsekarb. Providing that the prospective Foundation directors agree to take up director positions at a final review meeting on Tuesday 13 February, it is recommended that the JHIL Board agree to the creation of the Foundation at its Thursday 15 February meeting for announcement, together with JHIL’s Q3 results, on Friday 16 February.

ii. Seek a sale of Gypsum immediately. Management should commence a sale process for James Hardie Gypsum immediately with the aim of being able to recommend a sale or other exit strategy (a joint venture has been under development with Lafarge) to the JHIL Board within 3 months, provided proceeds are acceptable. The 3 month timetable would enable the outcome to be announced on or before JHIL’s full year results announcement in mid-May. See Attachment C.

iii. Commence Financial Restructuring before or at year end results announcement. Implement the recommended financial restructuring which will create JHINV as the dual (ASX/NYSE) listed holding company for James Hardie’s operating assets. Post restructure, JHIL will be a wholly owned, non operating subsidiary of JHINV. The restructuring should be announced at the same time a Gypsum sale or JV is announced or, if this was not possible, at the mid-May full year result presentation. We have confirmed that funding is not an issue for JHINV if Gypsum is sold. Without a Gypsum sale gearing of JHINV would be higher than desirable, but there would be no substantial adverse funding risk. A range of alternative funding options are available should operating performance fall below plan levels. See Attachment D for further details and cash flow modeling.

iv. Overall Timescale. The complete project should, under this recommendation, be able to be announced by the financial year end announcements and be implemented by August 2001. The August implementation date is achievable, but there are several potential delay points:

•	Gypsum Review. A Gypsum sale or joint venture could well cause a second request from the FTC, to review competitive implications in the USA gypsum industry. Our advisors are confident of ultimate approval for a sale or joint venture to each of the 3 target acquirers, but completion of the second request process can add 6 months to the timescale. Absent a second request, a Gypsum sale could be completed by July 2001

•	Stakeholder Reaction. A significantly worse than expected reaction to the creation of the Foundation may require us to re-think the timing and some details of the remainder of the program. It is likely that an exit from Gypsum would enable us to maintain the planned timetable, even in the face of significant “noise” about separation. It is more likely we would consider deferring restructuring on a stand alone basis, as without a Gypsum sale, the commercial rationale for the restructure is less compelling – although still strong. Because the Foundation would already be in place, the opportunity cost of delaying the restructure is around $1-2M a month in tax savings.

Alternatives Considered and Rejected. There are many options that have been considered, developed, and rejected over the lives of Projects Chelsea and Green. Detailed analysis (see Attachment E) shows the next best alternative that could be developed and demonstrates that, for a combination of legal and commercial issues, it is inferior to the recommended proposal. Allens comments on this option (combining separation and restructure) compared to the preferred option are set out in Attachment F.

Combined separation and restructure with delayed NYSE listing. The most significant element of the next best proposal is that it seeks to place together the separation and financial restructuring elements in one transaction that is approved by the courts and shareholders under a scheme of arrangement. Its major merit is that, having survived the court process, this option would more rapidly lead to a full asbestos separation (including JHIL) so that risks of

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“break through” actions will disappear more quickly than the recommended option (this is less important with a JH & Coy indemnity in place). In contrast, the recommended option initially transfers out of the ongoing structure only JH & Coy and Jsekarb, leaving JHIL in the ongoing “new world”. It could take some months for this issue to be addressed – so there is increased exposure. However, because of 20-F/FAS 5 disclosure issues (FAS 5 would necessitate a full long term undiscounted estimate of the likely asbestos liability for all companies in the James Hardie group), we would, under this option, need to delay public filing of documents for an NYSE listing of ADRs until completion of the scheme of arrangement. Combining separation and restructure with a delayed NYSE listing has several increased risks:

a.	Complexity is multiplied with the attempt to complete two major transactions at once. This increases risk of error and difficulty in obtaining clear understanding from investors and other stakeholders.

b.	Execution risk is increased as a forum is created in the courts and shareholder meetings that enables separation to be fully explored by all stakeholders ahead of execution.

c.	Delayed NYSE listing would reduce returns as a listing is required for the Dutch FRR to be effective. Timing for listing would be delayed by 4-6 months. We would be unable to complete a 20-F filing until approval had been granted for separation and restructure – so that audited accounts could be used from which JH & Coy had been deconsolidated. We would then need to obtain SEC approval for the 20-F. Justification for the restructuring would be much more difficult due to delay and uncertainty about future tax benefits of the restructuring. Implementation costs of the restructuring are not small (AUD9M including Dutch capital duties) and the AUD19-20M pa tax savings from gaining access to the FRR are a necessary justification for this expenditure. The combination of creation of a forum for review and debate, and delayed and less certain financial returns, is regarded as increasing execution risk to a materially higher, and unacceptable, level compared to the recommended option.

Conclusion

The immediate establishment of a Foundation, with further review before the completion of any sale of Gypsum and/or implementation of financial restructuring, is considered the most attractive/lowest risk option and is recommended.

James Hardie needs to act now. Delaying creation of a Foundation past financial year end significantly increases the risk of ED 88 complications. Latest intelligence is that ED 88 will be promulgated before the end of this financial year and that CSR will significantly increase its asbestos provisioning by early adopting ED 88 and disclosing details at its full year results announcement in May. While it is possible to delay exploration of a Gypsum exit, this is not recommended. The proposed timing is suitable and a Gypsum exit would provide a compelling commercial justification for a financial restructuring as a significant portion of James Hardie’s assets would be being sold and debt would need to be re-financed.

Peter Macdonald
5 February 2001

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ATTACHMENT A

SEPARATION ISSUES

Summary

This paper covers the creation of a Foundation to hold the shares in JH & Coy and Jsekarb, manage compensation payments to creditors of JH & Coy and Jsekarb, and to manage a separate fund for medical research.

Payment to JH & Coy/Jsekarb and Obtaining Indemnity

It is recommended as a first step that JHIL agrees to pay over time $100M to JH & Coy and Jsekarb ($70M NPV). In return, JHIL will receive an indemnity from JH & Coy and Jsekarb protecting JHIL from liability associated with:

asbestos product manufacture and sale by JH & Coy and Jsekarb (post 1937); and
the corporate relationship - i.e. the provision of services and the receipt of dividends and fees.

Also in return, JH & Coy would give a commitment to accept shares in JHIL if JHIL is put to it as a non operating subsidiary without subsidiary companies or operational obligations. At that time, any operational obligations of JHIL (e.g. guarantees, subsidiaries) would transfer to the operational (JHINV) side of the business and JHIL’s main interest would be as the former holding company of JH & Coy and Jsekarb. JH & Coy would already be responsible for any JHIL asbestos liability and merely acquiring JHIL shares would not impose any additional liability, beyond management responsibility for its affairs.

From the JHIL perspective, the additional equity is supported by:

the desire to ensure JH & Coy/Jsekarb are better able to meet claims;
Foundation director requirements for a substantial life from date of establishment;
a JH & Coy/Jsekarb indemnity and waiver; and
a JH & Coy commitment to acquire shares in JHIL if it is put to it under the terms of the agreement.

From the JH & Coy perspective, the indemnity (and commitment to acquire JHIL) is supported by:

a very large sum of money;
continuing access to insurance monies; and
the weakness of JH & Coy’s and any third party’s case against JHIL.

The decision would be made by the existing Coy/Jsekarb directors before creation of the Foundation (Phillip Morley and Don Cameron).

The possible validity of an indemnity and waiver has been confirmed by external counsel James Allsop. The main issue raised was consideration or value to JH & Coy, based on arms’ length terms and on advice. On the proposal, given the strength of JHIL defences, the existence of excellent insurance reserves available to JH & Coy in the period when JHIL is most vulnerable (1978-1987), and the size of the capital injection, existing JH & Coy directors have a sound basis to be comfortable with the decision.

JHIL Board Resolutions

JHIL is required to resolve the following matters:

1.	establish a trust (on terms outlined below);

2.	settle $3M on the trust for research purposes;

3.	agree payments to JH & Coy;

4.	allow the allotment of shares in JH & Coy and Jsekarb to the trust for nil consideration and reduce capital in JH & Coy for nil consideration (the transfer mechanism).

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Director Duties

Director duty issues are set out in an Allsop advice. Copies will be available at the Board meeting. In short, a number of benefits support the directors’ decision to create the Foundation (as set out in the January Board paper). In reaching a view, the Board must consider the relative merits of the alternatives available.

1. Clarify JHIL’s position in regard to asbestos liabilities

The creation of the Foundation will clarify the liability of James Hardie relating to asbestos liabilities to the market (i.e. that the JHIL Group’s liability is for practical purposes limited to the net assets of JH & Coy and Jsekarb). This should provide greater certainty to investors in JHIL, significantly mitigating if not entirely removing the ‘uncertainty discount’ relating to the unknown quantum of future liabilities that JHIL may incur.

2. Eliminate management distraction

The management of asbestos related claims would be conducted by an outsourced litigation team supervised by the General Manager of JH & Coy and Jsekarb and ultimately supervised by an independent Board of Directors. This would eliminate the considerable distraction currently experienced by James Hardie management and Board regarding asbestos related claims, allowing further focus on the continued growth initiatives of the core fibre cement businesses. There might still be some minor distraction related to defending attempts to breach the legal separation between JHIL and JH & Coy / Jsekarb, but this will be minimized by the indemnity and covenants provided.

3. Provide greater transparency - eliminate asbestos related reporting in James Hardie’s earnings and balance sheet

Costs associated with asbestos would no longer affect James Hardie’s earnings, since JH & Coy and Jsekarb would no longer be consolidated by JHIL. A result of this deconsolidation would be an extraordinary charge of approximately $210 million that would be recognised on establishment of the Foundation, primarily being the amount of the net assets of JH & Coy and Jsekarb that would no longer be controlled by JHIL. Deconsolidation would also remove the potentially significant distortion in James Hardie’s future earnings, after the introduction of ED88, that would flow from either changes in interest rates affecting the size of the provision or changes in estimates of future claims. Narrative disclosure in the notes to the accounts of JHIL will be required.

4. Increase the potential for corporate activity and future capital raisings

The creation of the Foundation would remove the negative implications associated with James Hardie’s exposure to asbestos liabilities. This would enhance the prospects of future corporate activity involving JHIL, including takeovers, occurring. Further, it should also enhance the ability to raise new equity or undertake debt issues on more favourable terms in order to fund accelerated growth of the fibre cement business or other business opportunities.

Director Risk and Protections

The decision to create the Foundation is not harmful to existing or future creditors’ interests – in fact, it is beneficial. This is because of:

additional capital being injected;
funds committed to medical research;
the entrenchment of Coy assets for the benefit of future claimants; and
no change to the JHIL capital structure.

As a result, there is no valid basis for attack on directors from claimants.

The decision to create the Foundation does involve writing down a substantial JHIL investment, and the incurring of an additional liability to JH & Coy. These decisions require careful consideration of shareholder

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interests - discussed above. In addition, the balance sheet and cash flow impact on JHIL of creating the Foundation will not prejudice the interests of JHIL’s creditors.

It follows that individual directors need not feel dependent on the protective mechanisms available to them. However for completeness, those protections include:

•	deeds of indemnity from JHIL (recently revised and reissued);

•	D & O insurance that protect directors against such issues if decisions are made in good faith; and

•	Legal advice.

The Australian advice consists primarily of the Allsop opinion. US advice (David Beers and Betsy Geise from Shea and Gardner in Washington DC) has also been received to the effect that:

The Foundation concept is a good one.
JHIL is being generous, by the standards of the law.
With a potential life of at least around 15 years, JHIL should have no reason for concern.
There are no issues for US based directors.
Because JHIL is being generous, it should give more thought to getting a private contractual undertaking from JH & Coy not to sue and to indemnify JHIL (done).
The main problems with US trusts have been that plaintiffs control the creditors committee, and pay out way too much, too soon – not the position here.
Other kinds of US “solutions” invariably involve rump companies being left with insufficient assets even to cover the filed claims (e.g. GAF) - not the position here.
North American companies, that pay creditors for a long time, then go into liquidation quietly, often do not cause a ripple (e.g. Cassiar).
What JH is proposing is “much safer” than the approach taken by US companies seeking to separate from their asbestos liabilities.
If JH & Coy runs out of money one day, and there are unsatisfied US claims, then suits against the US subsidiaries are possible. There is no need for concern however (except for legal costs) because such claims would have no basis in law.

Foundation Description

1. Structure of the trustee company

Medical Research Compensation Foundation (MRCF) would be established as a company limited by guarantee by its members, initially comprising those persons who are to be Directors on establishment. MRCF will act as Trustee of the Foundation referred to below.
Each member of the company would guarantee a nominal amount – $10. The members would have no liability beyond the amount guaranteed and membership could be surrendered at any time with members’ potential liabilities being limited to the amount guaranteed.

2. Structure of the Foundation

JHIL would initially settle a nominal amount on the Foundation. The Foundation’s objectives will be to fund medical and scientific research into asbestos related lung diseases. Immediately following settlement, JHIL will make further gifts to the Foundation, comprising the shares in JH & Coy and Jsekarb, and cash of $3 million. The latter should allow for approximately 10-15 years of donations for research at current levels. The Foundation would also be subject to ongoing administrative costs which are expected to be low and mostly met by JH & Coy.

Although the shares in JH & Coy and Jsekarb would be part of the Foundation’s assets, the underlying assets of JH & Coy and Jsekarb would not initially be available for research. In order for additional cash to be realised in the Foundation for research, it would first be necessary for the directors of JH & Coy and Jsekarb to pay a dividend or for the companies to be wound up. The JH & Coy and Jsekarb constitutions will prevent payment of dividends or return of capital prior to satisfaction of (or demonstrated ability to satisfy) all existing and future claims on each company.

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JHIL would not control the affairs or activities of MRCF, the Foundation, JH & Coy or Jsekarb and would not have an economic interest in any of them. It would have no right to dividends or capital distributions, nor would it benefit in the event that there was ultimately a surplus of funds following satisfaction of all asbestos related and other liabilities. The loss of control of JH & Coy and Jsekarb means that these entities would no longer meet the definition of subsidiaries of JHIL and therefore would no longer form part of the JHIL Group. All assets contributed to the Foundation that remain following satisfaction of all asbestos related expenses are irrevocably committed to the Foundation to be used for the defined ‘charitable purposes’.

As seen below this structure effects a separation of JH & Coy and Jsekarb from the remainder of the JHIL Group.

JHIL pre and post Foundation establishment

3. MRCF Board of Directors

The MRCF Board will likely comprise the following persons on establishment:

The Hon Sir Llewellyn R Edwards (Chairman)
Mr Michael Gill (Non-executive Director)
Mr Peter Jollie (Non-executive Director); and
Mr Dennis Cooper (General Manager and Executive Director)

All MRCF Directors would also serve as Directors on the boards of JH & Coy and JseKarb. Future additions or removals of Directors would be by majority vote of the MRCF members.

Directors’ liabilities would be as for directors of any company but are practically expected to be limited to any unpaid debts incurred whilst the company was insolvent during their time as Directors. As explained below, directors and officers insurance would be taken out and Directors would be indemnified to the

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maximum extent permitted by law. The Board will be informed about the position of these individuals at the meeting; all are expected to consent to be directors.

4. Litigation management, funds investment/management and accounting functions

Litigation management will be outsourced to the current James Hardie litigation team, led by Mr Wayne Attrill. This existing litigation team would resign as employees of JHIL, and become employed by a new management company to be established by Mr Attrill. The litigation team would be contracted by JH & Coy and Jsekarb and would report to the General Manager, in his capacity as such, for each respective company for instructions, and through him to the respective JH & Coy and Jsekarb Boards. Mr Attrill would also be contracted to provide asbestos litigation services to JHIL as needed. However, the establishment of an indemnity and covenant not to sue between JH & Coy/Jsekarb and JHIL will minimize the need for such services. If a conflict between JH & Coy, Jsekarb and/or JHIL were to arise, the litigation management company would be conflicted from acting for any party and separate firms would need to be retained.

Funds investment/management and accounting functions will also be outsourced, being paid for by and reporting to JH & Coy, Jsekarb and the Foundation, with costs being shared appropriately. Though all three will require assistance, the most significant role will be required by JH & Coy, which hence will fund all or the majority of the costs. JHIL will put in place interim arrangements following settlement, with the MRCF Board renewing contracts from that point. Interim measures would be unlikely to exceed 3 months, with the possible appointment of an investment manager on a 12 month contract prior to settlement.

5. Foundation Deed: key terms

The Foundation Deed under which MRCF will hold the shares in JH & Coy and Jsekarb is a relatively simple document establishing the charitable Foundation. The key element to the Foundation Deed are that the assets of the Foundation are available for the purpose of medical research in connection with asbestos related diseases.

JHIL would be the settlor of the Foundation with MRCF acting as trustee. MRCF would receive no fees in connection with its role as trustee but would be entitled to recover its expenses out of the Foundation property. MRCT will be prevented from:

bringing any asbestos related action against JHIL;
selling or otherwise disposing of Coy or Jsekarb; and
liquidating Coy or Jsekarb – other than as a result of insolvency.

MRCT directors will be indemnified, other than for fraud or negligence. The Foundation may only be wound up when Coy and Jeskarb have themselves been wound up on account of insolvency.

6. MRCF Constitution: key terms

MRCF will be constituted as a company limited by guarantee. Special features of its constitution would be that the members would have no right to dividends and would be able to resign their membership without having to find a new member. To help ensure that on the resignation of one member a new member is appointed, the constitution would provide that all Directors would also be members. This would avoid the issue of having all members resign (which would happen over time) and the company then ceasing to exist. The appointment of new members would be determined by the MRCF Board which would be able to accept or reject members without giving reasons.

7. Subsidiary company constitutions: key terms

JH & Coy and Jsekarb are able to use their current constitutions with only minor amendments.

Under the amended constitutions, the JH & Coy or Jsekarb directors will have the right to declare dividends for their respective company, but only if there are profits (current legal position) and if the board properly concludes that there are likely to be a surplus of funds following payment of all future creditors and

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claimants. Any such dividends could only be used for the charitable purposes. A similar rule will apply for returns of capital however effected. These provisions will be entrenched by limiting the right of the members to modify them unless approved:

by a special resolution of the members; and
the company receives actuarial analysis confirming that there is no reasonable prospect that the company will become liable to pay any claims in connection with asbestos related injuries beyond the level of remaining funds.

JHIL/JH & Coy and Jsekarb Relationship Issues

1. Ongoing Support and Transitional Arrangement

Normal to any transfer of ownership, JHIL personnel will continue to assist MRCF, JH &Coy and Jsekarb personnel with any questions or issues that may arise following the transfer of control.

On transitional basis, Steve Ashe will be available to assist in relation to PR and medical research issues; Phillip Morley and his finance team in relation to finance and accounting issues; Matthias Fuchs in relation to insurance issues; and Peter Shafron in relation to legal or litigation issues. In all cases, the Foundation and subsidiary directors would make their own decisions and JHIL personnel would not seek to influence those decisions in any way.

The General Manager and the Litigation team will continue to have use of the York Street offices until 31 March 2002 (but expect to be in new premises well before this time; the Foundation itself will have a registered office not connected to James Hardie). The Litigation team will acquire all existing computers, furniture and fittings from JHIL at written down value.

2. JHIL/JH & Coy Loan

A loan will be in place between JHIL and JH & Coy in the amount of about $75M and between JHIL and Jsekarb in the amount of $TBA. The loan terms will be first repayment $15M in 18 months, then $15M per annum until extinguished (2007).

The current JH & Coy directors will resolve to enter into this loan.

3. Extra Funding & Hold Harmless

The JHIL Board will have approved payment terms for a covenant not to sue with JH & Coy & Jsekarb so that they are better able to meet claims that may be made against them. In return, JH & Coy and Jsekarb will agree to hold harmless and indemnity JHIL against claims that may be made against it in relation to the manufacture of asbestos containing products post 1937 by JH & Coy. JHIL would remain at risk and unindemnified for the manufacture of asbestos containing products prior to 1937.

In addition, and also in consideration of the additional funding, JH & Coy will agree to acquire all the outstanding shares in JHIL, should JHIL ever cease to hold any business operations and become delisted and otherwise non operational.

The consideration for this agreement will be $100M overtime at$12.5M per annum (NPV $70M)

The current JH & Coy and Jsekarb directors will resolve to enter into these arrangements.

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4. Lease Agreements

The existing property lease agreements for the James Hardie manufacturing sites will remain in place between JH & Coy & James Hardie Australia – subject to the parties’ rights under those leases. A normal relationship of lessor and lessee will obtain.

5. Dispute Resolution

It is proposed that in light of the nature of the arrangements between JHIL and the Foundation, and the preparedness of claimants to take advantage of information disclosures that may be caused by public disputation, JHIL, the Foundation and the subsidiaries enter into a dispute resolution agreement that makes alternative dispute resolution a precondition for the filing of any claim by one party against the other.

Risk

The main risks to the creation of the Foundation are political and legislative.

The exposure to JHIL post separation, e.g. break though suits, or nuisance suits by JH & Coy or third parties, is substantially reduced by the JH & Coy covenant not to sue and the indemnity. A further discussion of political and legislative risk and the communication strategy is set out in Attachment A & B.

While the creation of the Foundation does not trigger any positive requirement for Trowbridge disclosure in the accounts or elsewhere nor create any issues for the directors of the impact on JHIL’s creditors, pressure to disclose may arise as a result of political/market pressure and both issues will be of concern in the Court scheme meeting if and when stage 2 progresses.

Financial and Accounting

Financial and accounting issues are set out in Attachment D.

Revised insurance proposals have now been received through JLT – a summary is attached. The proposals do not seem attractive either in combination with the Foundation, or in place of it.

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ASBESTOS INSURANCE PROPOSALS

Following feedback by the Company to JLT, two further asbestos long tail insurance proposals were received – from XL Insurance Ltd and AIG. A short summary of the proposals follows. In view of management’s recommendation in relation to the Foundation, it is not proposed that either option be pursued. The relevant papers can, however, be passed on to the Foundation directors for their consideration.

XL Proposal (USD)

Premium:	$100M

Policy Limit:	$375M

Retained Limit:	$72.5M -

Experience Account:	Premium less $2M is lodged in a notional account and earns between 5% and 12% – depending on XL Fund earnings (Bermuda domiciled, 18% assumed). The remaining balance is payable to JH on commutation at any time.

Coinsurance:	JH to pay up to 35% of each claim after 2010 (less, depending on XL fund earnings)

Waiting Period:	No XL payment for first 5 years

Guarantee:	JH could pay$ 80M of the premium over 10 years, supported by an XL (AA rated) guarantee. Cost 0.75% (should this be 7.5%?)

Comment:	USD/ADD Currency risk and total cost would make this program unattractive; currency hedge likely to be expensive and possibly unobtainable for 20-30 years out. Not recommended at this time.

AIG Proposal (AUD)

Option 1:	Premium:	$250M
	Policy Limit:	$650M
	Retained Limit:	$350M
	Waiting Period:	7 years

Option 2:	Premium:	$340M
	Policy Limit:	$520M
	Retained Limit:	$80M
	Waiting Period:	3 years

Option 3:	Premium:	$340M
	Policy Limit:	$650M
	Retained Limit:	0
	Waiting Period:	5 years

Option 4:	Premium:	$200M
	Policy Limit:	$650M
	Retained Limit:	$350M
	Waiting Period:	7 years, with 20% co-insurance

Comment:	All options seek to provide $1 BN of coverage plus the retained limit. All options require around $400M – 450M in today’s dollars. Not recommended at this time.

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ATTACHMENT B

LEGALLY PRIVILEGED AND CONFIDENTIAL – FOR LEGAL ADVICE ONLY

COMMUNICATION STRATEGY

Recommendation

We believe that our communication strategy will deal effectively with the numerous risks involved in executing the separation proposal and that therefore the separation proposal can be implemented as recommended. We have formed this view because:

there is a strong legal and business case for separation
there are clear benefits for shareholders
the position of creditors is significantly enhanced
there is no valid basis for government intervention
we have identified and understand the major stakeholder risks we have developed a comprehensive plan to neutralize those risks

Our analysis of risk includes ‘worst case’ scenarios. We have strategies to deal with them and believe these strategies will be effective.

This paper includes:

a description of the key working assumptions which underpin the strategy an analysis of the key risks to successful separation
the proposed communication strategy
an update on work still in progress which forms part of this plan the key messages which will support our case
questions and answers

Our central communications conundrum is that we will not be able to provide key external stakeholders with any certainty that the funds set aside to compensate victims of asbestos diseases will be sufficient to meet all future claims.

We have analysed how key external stakeholders are likely to react to this uncertainty. From this point, we have developed our strategy.

In short, we believe opposition from stakeholders could be significant and that their major questions will be:

will the funds set aside be sufficient to meet all future claims?
what will JHIL do if those funds are insufficient?
what will be the fate of victims if the funds are insufficient?

1. KEY WORKING ASSUMPTIONS

A detailed description of the proposed separation model is contained elsewhere in these Board papers.

The basic facts used for preparing the communication strategy are:

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a standalone, not-for-profit Foundation is established to manage James Hardie’s asbestos liabilities and related litigation, compensate victims of asbestos diseases and fund scientific and medical research aimed at finding treatments for these diseases

JHIL will cede shares in two JH group companies (JH & Coy and Jsekarb – to be renamed ACM and BM) to be held in trust by the Foundation – this will give the Foundation sole access to the assets of these companies

James Hardie and JH & Coy Pty Ltd and Jsekarb Pty Ltd previously manufactured asbestos containing products but many years ago sold or closed their manufacturing operations as a result of past manufacturing of asbestos containing products, JH & Coy and Jsekarb have been found legally responsible for asbestos related diseases in certain cases and been required to pay compensation to suffers of diseases in these cases the assets of ACM and BM can only be used by the Foundation for the purpose of compensating people injured by their exposure to products containing asbestos which were manufactured by ACM and or BM, and meeting expenses directly related to compensation such as legal fees no dividends or capital returns may be made out of the two companies to the Foundation unless all future claims have been, or will be, met.

a separate fund of $3 million has been vested into the Foundation by JH so that it can begin immediate funding of scientific and medical research into asbestos related diseases – initially, this funding will enable existing projects previously funded by ACM to continue and the Foundation has already begun to review new, additional projects the Foundation will be completely independent of JHIL and will be governed by a separate Board –JHIL will have no future economic interest in or future claim to the assets of ACM or BM or any future right to dividends or capital distributions from these companies or from the Foundation the transfer of assets in ACM and BM by JHIL to the Foundation means that JHIL will lose control of these entities consequently, JHIL will be required to de-consolidate ACM and BM from its financial accounts and will also be required to make an extraordinary write-off of $210M which represents the book value of the shares in ACM and BM for all practical purposes, asbestos liabilities for the JH group reside in ACM and BM – JHIL has never been found liable and it is not expected it will be found liable in the future, although it is possible that claimants may still attempt to join JHIL in legal actions unsuccessfully as occurs today

The legal liabilities of JH & Coy are limited to claims filed and claims unfilled but able to be filed. It is possible that a holding company would dividend up or return as capital the excess of the JH & Coy funds over and above those liabilities. Current legal liabilities may be around $60M or so and substantially less than the net assets of JH & Coy.

The JHIL directors have determined that in all the circumstances it is not appropriate to draw funds out of JH & Coy by way of dividend or capital return. Instead, they have secured the net assets of JH & Coy such that no dividends or capital returns can be paid out of JH & Coy until all claims occurring any time in the future have been met. In addition, they have contested an additional $70M (net present value) to JH & Coy and Jsekarb. The amount available to claimants, present and future, is approximately $312M, substantially in excess of the legal liabilities of JH & Coy & Jsekarb.

as the shares in ACM and BM have been ceded to the Foundation, the future costs of compensating people for asbestos injuries will no longer be charged to JHIL’s income statement and JHIL will no longer carry a provision for contingent liabilities related to asbestos in its balance sheet

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this will effectively, if not completely terminate JHIL’s future exposure to asbestos liabilities; JHIL is not liable for asbestos liabilities of ACM or BM and the risk of JHIL or its other subsidiaries being materially affected by asbestos liability in the future is remote

ACM and BM, whose shares are held in trust by the Foundation, have assets of about $284M – these assets comprise an investment portfolio, property with long-term rental leases, commercial paper and a substantial cash reserve

An Investment Consultant, Towers Perrin, has been appointed to develop an investment strategy with the aim of generating income and capital growth which will be used to meet the costs of compensating people injured by asbestos which bring claims against ACM and BM the Investment strategy will be similar to that of a superannuation fund, with the objective of earning good returns over the long term, such that the total amount available to meet the cost of compensation will represent a substantial increase on the initial amount invested

ACM and BM also have insurance policies that cover certain types of claims –for example, all workers compensation claims against ACM or BM will be covered by insurance policies if, after all claims have been met, ACM and BM have surplus assets, these assets will be used by the Foundation to fund further scientific and medical research into lung and related diseases – any surplus will not be returned to JHIL

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2. RISK ANALYSIS

The key legal risks are summarised below.

there could be political or legislative intercession which has the effect of making JHIL or other NSW registered subsidiaries of JHIL, liable for the asbestos related liabilities of current or former subsidiaries (such as ACM and BM) – while this risk is considered low it is constitutionally feasible it is possible that separation could prompt an increase in the number of claims brought against JHIL, either as sole or joint defendant, in an attempt to have the corporate veil issue relitigated – while unlikely to be successful such actions, without an indemnity from ACM and BM, could force JHIL to bear legal costs to defend these claims even after separation. Such action could keep alive the prospect of legislative intervention to reverse Putt separation could also prompt an increase in the number of claims brought against ACM and BM because plaintiff law firms may urge potential claimants to come forward to collect their compensation before the available pool of funds is depleted – the potential for a class action to be launched is included in this scenario – this could have the effect of prompting legislators to revisit the question of legislative intercession

We have assessed the risk of government intervention as low from a legal perspective; JHIL will be significantly exceeding its legal obligation to creditors, the position of creditors will be enhanced and JHIL will be demonstrably acting in the best interests of shareholders. Creditors’ rights are secured and substantial assets are available to the Foundation to meet claims for compensation.

However, while the risk of government intervention is low on legal and commercial grounds, it cannot be ruled out on political grounds., Government intervention to make JH ultimately liable for future liabilities would have the most significant negative impact on the JH group, and therefore we have analysed the nature and likely sources of this risk in detail in the following section.

We have also analysed risks from the perspective of the other key stakeholder groups in the next section. Later on, we describe the strategies which will be used to manage these risks.

2.1 Risk Perspectives

Individually, none of the risks analysed below, represent a threat to separation. A combination of risk factors, could however, when accumulated, increase the only possible risk to separation, that being direct intervention by government.

Our strategy, which is described in detail further on is designed to ‘divide and conquer’ the individual risks to avoid the prospect of these risks accumulating to a point where government intervention would be warranted.

2.1.1. Shareholders and the wider Investment Community

Investors are likely to welcome:

the effective termination of a significant future asbestos exposure for JHIL the removal of asbestos expenses from JHIL’s income statement the consequent increase in JHIL earnings in subsequent years the removal of contingent liabilities from JHIL’s balance sheet the removal of the asbestos “poison pill” and increase in JHIL’s takeover appeal the removal of a significant management distraction
the removal of asbestos as an increasing distraction for investors generally

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Investors are likely to be concerned about:

•	the liability cost, which is significantly higher than has been implicitly assumed

•	residual uncertainty arising from the potential for more claims against JHIL

•	parallels with US examples where similar ‘solutions’ have proved unsuccessful

•	the significant increase in gearing and reduction in interest cover (if disclosed)

•	whether separation costs will inhibit JHIL’s ability to fund growth of fibre cement

•	whether the above risk might lead to a ‘forced’ sale of gypsum

•	negative investor sentiment arising from bad publicity

•	any risk of government intervention (if this is raised)

•	any unrelated but coincident bad news such as lower than expected earnings etc

On balance, we believe the pros outweigh the cons and that investor reaction should initially be neutral to positive. The high degree of certainty and finality provided by separation, while not absolute, will be the major plus and it should outweigh the negatives, the largest of which, initially, will be the cost.

If other stakeholders mount noticeable public campaigns against separation, investors could become concerned about the level of certainty and finality that our separation model will ultimately provide. This means it is possible that we could bear the cost of separation without initially being able to remove the asbestos taint from our investment case.

Similarly, while the prospect of government intervention is low, were investors to perceive this prospect as serious, this could result in significantly negative investor sentiment in the short term.

We will ensure that investors are properly educated about the merits of separation and, if necessary, we will provide investors with detailed responses to any spurious attacks from other stakeholders, to ensure that the confidence of investors is maintained.

Our detailed strategy is described further on.

2.1.2. Media

Media coverage of asbestos issues has increased markedly in the past year in most states. In the past several months, all major metropolitan newspapers and many radio and television networks have carried stories with increasing frequency about:

•	court cases resulting in large settlements

•	defendants, including JH, hiding behind confidentiality clauses

•	potentially large new sources of claims (e.g. wharf cases, South Australia)

•	the increase in the number of claims and settlement amounts (e.g. Trowbridge)

•	renewed calls for medical research (e.g. in NSW)

•	the increase in claims for exemplary damages (e.g. in Victoria)
recent or pending legislative reform, notably to end ‘death bed’ hearings (e.g. in Victoria, Western Australia and South Australia)
particularly tragic cases (e.g. Kerri-Anne Mueller, who died of mesothelioma shortly after giving birth)

We assume the general media environment in which we announce will be hostile. This is because:

most parties which seek publicity on asbestos represent claimants plaintiff lawyers retain media advisors to raise awareness of claimants rights
JH does not seek publicity and its position is therefore not well understood asbestos manufacturers are portrayed negatively in most stories these stories remain on media files for years and are used as the basis of each new story most journalists assigned to cover asbestos stories are inexperienced generally and have little background knowledge on asbestos in particular

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there is a high turnover of these journalists and consequently it is not possible to form productive relationships with them
JH is typically portrayed as having known of the dangers of asbestos and done too little to reduce the risk to victims – JH is therefore typically positioned as owing a debt to victims as the largest manufacturer in its day, JH attracts more claims than other defendants and has the highest profile among defendants – JH is therefore often the ‘lightning rod’ for public opinion on asbestos

Given the above, it is likely that any journalist assigned to cover the separation story will initially bring to it a negative disposition to JH.

Additionally, on issues like asbestos, the media usually decides it will become a ‘court of public opinion’ with journalists freely adopting the roles of crusader, critic and ombudsman.

If this occurs, journalists will be receptive to criticism of us from our opponents who will represent a broad church of interests, spanning unions, lawyers, victims and others, all of whom will provide ‘good copy’.

We will provide media with comprehensive information which strongly supports our case and we will demonstrate openness, transparency and conviction in support of our position. There are a range of options open to us if media coverage is not fair and balanced and we will pursue these if necessary.

Our detailed strategy is described further on.

2.1.3. Government/Political

The NSW dust diseases compensation regime, and its accommodation of the majority of Australian asbestos related claims, means that the NSW Government will have a special interest in separation.

Other state governments will also have an interest and are expected to closely monitor NSW developments.

However, as most of James Hardie’s Australian assets reside in NSW registered companies, so too does the major government risk. For this reason, our government stakeholder management strategy is principally focused on the NSW Government.

We have primarily used the services of Hawker Britton to assist with the development of our government relations strategy. Hawker Britton is a specialist government relations and issues management consultancy with close relationships and an intimate understanding of the key figures and policy positions of the NSW Government. The principals of Hawker Britton previously worked for the Premier and senior ministers of the Carr Government and some former Hawker Britton staff now work for the Carr Government.

The NSW Government is likely to welcome:

the establishment of an independent entity focused only on compensating asbestos diseases sufferers and funding medical research the setting aside of funds for important medical research seeking cures and treatments to asbestos related diseases the provision of additional JHIL funds to assist the Government with its plan to establish an asbestos diseases research institute the increased certainty provided to asbestos diseases sufferers through the ceding of shares in ACM and BM to the Foundation

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the potential for any surplus assets in ACM and BM to fund other lung diseases research – and not be returned to JHIL

The government is likely to be concerned with:

the risk of financial exposure should the Foundation have insufficient assets to meet future liabilities any perception of a hidden agenda behind the establishment of the Foundation negative union sentiment, adverse media and public opinion etc which leads to a loss of political support among specific, influential constituencies, such as unions, or among voters generally

The key Government stakeholders and their likely concerns and interests are:

Government stakeholder	Concerns/Interests
Bob Carr Premier of NSW	•	is pro-business and would not be influenced by plaintiff law firms, but would be influenced by unions, public outrage etc if it created a political exposure or risk to his government
	•	would need a lot of convincing that legislative intervention was necessary

John Della Bosca Minister for Industrial Relations	•	concerns focused on lack of guarantee that there will be sufficient funds available to compensate future claimants
	•	would want separation to be viewed at least neutrally by the NSW Labor Council – a key link between the government and unions
	•	if there is strong opposition from the AMWU – a key constituent of the Minister – it would be politically difficult for the Minister not to side with the union
	•	will like the Foundation’s support of asbestos diseases research

Roger Wilkins Office of Cabinet	•	will the government be financially exposed if the Foundation’s assets are insufficient?
	•	generally does not favour retrospective legislation
	•	would not welcome debate about corporate veil issues

Graeme Wedderburn Premier’s Chief of Staff	• •	major concern is political exposure for the government doesn’t want this issue to become a ‘cause’ for tabloid media

Bob Debus – Attorney General	•	aligned to the more militant factions of the governing party and is the most likely of his colleagues to suspect JH’s motives
	•	his predecessor, Jeff Shaw introduced the dust diseases reforms in 1998, is very close to the unions and the plaintiff lawyers and now works as a barrister prosecuting cases for lawyers against JH

The NSW Government will be sensitive to stakeholder opposition but will also be quite pragmatic in assessing separation. The risk of legislative intervention is regarded as low.

However, if a political issue develops or there is political mileage to be gained, the government could readily criticize JH or take other action, if it believed it was necessary to retain favour with key constituents and or voters generally.

The easiest practical option for the NSW Government would be to ‘flick-pass’ the issue to the Federal Government and ask that they deal with it as an issue of Corporations Law.

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Other options are available which would enable the NSW Government to ‘show’ it was doing something even though these options might be relatively meaningless. A government enquiry might fall into this category. It would take the political heat out of the issue but remain of concern to investors however.

The balance of power in the upper house in NSW rests with 13 independents. One or a group of them could introduce a private members bill into NSW Parliament with the aim of derailing separation. This would put the government in a difficult position publicly if it did not support such a bill.

The independents voted unanimously with the government in 1998 to introduce the dust diseases reforms. At that time, the independents expressed little interest in JH’s position and indeed, we were not even able to secure meetings with all of the independents to discuss our concerns. The independents are generally volatile and extreme on public policy issues and represent varied interests, such as those of shooters, nudists, religious groups, greens, and today’s equivalent of a white Australia movement.

It would also be difficult for the NSW Opposition to support JH publicly if there was a groundswell of public opposition to separation. This was also the case during the debate over legislative reforms in 1998.

Our strategy includes a comprehensive program of briefings and briefing material for senior government and opposition figures at both state and federal levels. Our team includes advisors which are recognized as being able to provide access to and influence with government.

Our detailed strategy is described further on.

2.1.4. Other Stakeholders

Strong relationships exist between unions, plaintiff law firms and asbestos disease representative groups. While these stakeholders will probably recognise the positives, it is expected they will:

claim that the Foundation will have insufficient funds to compensate all future victims use various ‘experts’ or adopt the position of ‘experts’ to claim that the incidence of asbestos diseases is rising sharply and that history is not a good guide to assess future incidence and costs claim that JH is abdicating its responsibilities and demand that JH provide a guarantee draw parallels between separation and recent high profile cases about employee/creditor entitlements, such as those involving Patricks, the Oakdale miners and National Textiles – these were long running disputes which remained ‘front-page’ news for several months try to mount a public and political campaign against JH either individually or most likely, collectively.

We believe there is a medium to high risk that various stakeholders acting in concert will try to orchestrate a campaign against separation.

If intense, well organized and well funded, such a campaign would increase the risk of separation becoming a political issue which prompted some kind of government response.

We have a strong case against the arguments which are likely to be put forward and we will prosecute our case aggressively with these stakeholders and with the people they would seek to influence.

Our most recent information suggests that JH is an even smaller part of the asbestos issue (Circa 20%) in Australia than previously thought. We will be using this to argue that JH is doing more than it is obligated to do to address its share of the problem.

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2.1.5. Unions

A number of major unions have been active on asbestos related matters and there is at least a medium risk that unions will mount a vocal and negative response. Unions are skeptical of JH in relation to asbestos; when we organized a briefing on medical research last year key union figures acknowledged the benefits of our involvement (and funding) but remained suspicious of a “hidden agenda”.

A union campaign to oppose separation could include areas of attack such as:

public protests

picketing of JH facilities

union bans on the use of JH products (on job sites for example)

the enlistment of US unions to attack JH’s US operations

calls for institutional investors to either not invest in JH or to sell their shares in JH

Individually, we assess each of these risks as low. An analysis of the JH share register also indicates that union super funds do not directly own sufficient JH shares (less than 1%) to directly intervene in company affairs.

We believe the following union figures will be key stakeholders.

Union stakeholder	Concerns/Interests
Michael Costa	•	primary concern will be ensuring that those yet to be diagnosed with an asbestos related disease will not be left without adequate compensation
Secretary, NSW Labor Council
- will be consulted by Della Bosca about separation
- routinely provides Della Bosca with a ‘read’ on the unions and is his defacto advisor on industrial relations
- helped set up the Premier’s Advisory Council to enhance dialogue between the government and unions on policy

Greg Combet
Secretary, ACTU	•	will be interested in and should support medical research
- has a background in mesothelioma campaigns through a previous role as a director of a worker’s health centre	•	will be concerned about whether there will be sufficient funds for compensation
- is known not to trust JH and just recently told Hawker Britton “I always keep an eye on JH”	•	will not like the idea that the assets available for compensation are finite

Paul Bastian	•	has a particular interest in asbestos matters and is very keen to have the NSW Government establish the Asbestos Diseases Research Institute
State Secretary, AMWU	•	the union believes Della Bosca has not done enough for them in office and is looking for redress
- has previously threatened international union action where workers rights were threatened
- AMWU provides office space to the Asbestos Diseases Foundation and worked on the 1998 legislative changes
- a former national president of the union died from mesothelioma in office.

CFMEU	• •	has general interest and is almost certain to oppose separation industrial action most likely to be coordinated by this union
- a large, powerful and militant union
- active on asbestos issues
- has led protests on asbestos issues
- active in day of action against Rio

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Other unions that are active on asbestos issues and are likely to be involved in any coordinated campaign against JH include:

The Maritime Union of Australia (MUA) – Barry Robson, Assistant State Secretary
This union has become active in supporting claims for waterside workers exposed to asbestos.
Several of Robson’s close friends have died of mesothelioma in the past 2 years. He is an advocate of the principal that “someone is to blame and that someone has to pay”. Slater & Gordon has represented MUA members in a number of cases resulting in large payouts. The MUA believes the “floodgates are about to open” on cases involving waterside workers.

Australian Workers Union (AWU) – Russ Collison, State Secretary
The AWU was a party to the submission to the NSW Government calling for the establishment of an asbestos diseases research Foundation. Russ Collison has a good relationship with Michael Costa of the Labor Council.

Electrical Trades Union (ETU) – Bernie Riordan, State Secretary The ETU was also a party to the submission to the NSW Government calling for the establishment of an asbestos diseases research Foundation.

2.1.6. Plaintiff law firms

Slater and Gordon and Turner Freeman account for the majority of the asbestos litigation market. They are aggressive marketers, skilled at using media to advance their causes. They have a high media profile but a recent straw poll shows that not all journalists are well disposed towards them.

Both firms will seek or create opportunities to make separation a public and political issue and to ‘scare’ claimants to come forward. They will aggressively put forward estimates that the incidence of asbestos disease is rising quickly and that an epidemic is looming which will result in claims which will far exceed the assets of the Foundation.

Other risks include:

that the number of claims brought against ACM and BM substantially increase an acceleration of suits against JHIL relitigating the corporate veil - although JHIL has successfully defended these suits in the past coordinated use of asbestos ‘experts’ to attack separation

the launch of meretricious class action against JHIL, ACM and or BM – this would only require the issue of a press release by a law firm; recently this same tactic was used by Slater & Gordon to launch a class action against airlines on deep vein thrombosis coordination of other stakeholders including the unions and asbestos diseases groups to mount a high profile public campaign and a political lobbying campaign

•	offers to work with government (pro bono) to draft legislative reforms or other actions aimed at derailing separation - Turner Freeman provides services to unions, drafted the union submission for more funding for asbestos diseases and has long standing relationships with key figures in the NSW Government and the NSW ALP – it also helped draft the 1998 legislative amendments

The risk is high that plaintiff law firms will publicly oppose separation. The risk that they will take more tangible legal action is low, as there would be little valid basis for such actions. If attacked by plaintiff lawyers, we will continue to articulate our key messages. We have a cascading series of messages so that should the need arise, we can adopt a more aggressive stance towards plaintiff lawyers if necessary.

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We will attempt to break any nexus between lawyers and others such as unions, by explaining that the interests of future claimants and lawyers are not properly aligned and that an aggressive litigation environment which would be good for lawyers, would not be in the best interests of creditors. We can do this by referencing the US experience; this avoids the need to attack Australian lawyers directly.

2.1.7. NSW Dust Diseases Board

The DDB is likely to welcome the securing of creditors’ rights and the increased certainty provided by establishment of the Foundation. It will also welcome additional funds for research (for which it is the only other significant supporter).

However, the DDB and, possibly WorkCover,’will be concerned about whether the assets of ACM and BM will be sufficient to meet all future liabilities.

The DDB’s views on separation will, initially, be a primary influence on the views formed by the NSW Government.

2.1.8. Insurance companies and other defendants

Their sole interest would be whether separation could result in an increase in their costs. Separation may prompt plaintiff law firms to target other defendants more aggressively as in the event that Foundation’s assets are depleted, other defendants will become the next source of compensation.

If insurance companies and cross claimants are sufficiently concerned about this prospect they may join in other, or undertake their own, media and political strategies

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3. THE COMMUNICATION STRATEGY

This section includes general comments on our overall approach, timing, and positioning and then describes specific communication strategies and tactics which are targeted at specific stakeholder groups.

Our strategy development has involved extensive consultations with JH’s Green Team management and advisors and with two specialist public affairs and government relations consultancies, Gavin Anderson & Co and Hawker Britton.

Hawker Britton’s credentials are detailed elsewhere; Gavin Anderson & Co provides expert counsel on a range of issues management projects for large Australian companies and routinely works on large, complex projects such as corporate restructurings, takeovers and environmental issues which involve large numbers of potentially hostile stakeholders.

In announcing the establishment of the Foundation, our high level objectives are to:

attract as little public attention as possible beyond the financial markets optimize support for the move from shareholders and the investment community position the initiative as a business news story, not a general news issue neutralize opposition from hostile stakeholders
minimize the potential for government intervention

We will position separation as a win:win for shareholders and creditors. We have reviewed our previous recommendations about presenting a ‘hard’ sell to the investment community and ‘soft’ sell to others and made some adjustments. The ‘win:win’ approach will allow us to use one set of key messages for all audiences.

The most positive message from an investors perspective is that separation will effectively, if not completely, terminate JH’s future asbestos liability. However, this message is also likely to create the most concern among other stakeholders, such as unions, plaintiff lawyers and government.

To manage this trade-off we will work hard to sell the benefits to creditors, which include the security that a large pool of assets has been set aside for the sole purpose of compensating them.

The Foundation should have a higher profile at announcement time than we previously planned. We will aim to focus attention on its support for medical research and its commitment to find effective treatments for the diseases as well as the fairest means of compensating victims. Its genuine independence of JH will be a key selling point.

We will hard sell the message that the value of the assets vested to the Foundation far exceeds that which the JH directors were obligated to provide and explain that the Foundation has a far greater chance of success than other schemes, particularly US based schemes. We will do this by pointing out the fundamental differences between what we propose and the US environment.

Our core messages will be the same to all audiences but the emphasis will be different depending on the audience.

For example, the cost of separation may concern investors because it is substantial so we will focus on the benefits it confers to shareholders. At the same time, we will position the substantial size of the assets being ceded to the Foundation as of significant benefit to creditors.

We will try to turn the question of uncertainty to our advantage. For shareholders and creditors, separation means there will be greater certainty than has ever before. For example, we can argue that it is uncertain that JH will exist in 5, 10 or 20 years but that separation provides much greater certainty that funds will be available to compensate victims past these time periods than if JH was merged into another company.

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We will stress that no current or future creditor’s right to sue either ACM, BM or JHIL or any of its subsidiaries is diminished in any way by separation. And we will stress that if JHIL or any of its subsidiaries has a legal obligation to address a claim, it will continue to do so.

We will use all opportunities to show why the general issue of asbestos and the JH asbestos issue are not the same. We have and continue to gather plenty of evidence that JH is only (a minority, Circa 20%) part of the problem in Australia, that the Australian experience is vastly different from overseas experience and so on.

A number of these ideas are expressed as key messages and these are included in a separate section of this paper further on.

3.1 Timing

The announcement will be made on Friday 16 February to coincide with the announcement of JHIL’s Q3 results and the related management presentations to analysts and business media. This will:

provide a ready made business forum for the announcement which provides unfiltered access to market analysts, one of the most important influencers in how the story is interpreted help us position the Foundation as a ‘business’ story
enable us to announce separation in a pure business context and set the agenda for public debate in this context focus attention on the financial outcomes

We will announce the Q3 results and separation simultaneously at 10am, ahead of an 11am management presentation. We normally announce at 8.30am and conduct results presentations at 11am. By limiting the time between the announcement and the presentation, we would aim to minimize the risk that non-business media and perhaps other stakeholders would attend and ‘hijack’ the briefing.

We will not webcast this briefing ‘live’ as we usually do. In fact, we recently decided to move from live to delayed webcasts because of the unreliability of the technology. A delayed webcast would be available after our legal advisors had reviewed it. If there were legal issues, we would simply not make the webcast available or edit it as required.

However, we expect that the announcement still has potential to generate significant general news interest and could develop into a major, negative ‘news and current affairs’ story which will run for 1-2 weeks in the news sections of newspapers, and on news and current affairs programs on radio and television.
We have strategies to deal with these scenarios which are explained later.

3.2 Shareholders and the Investment Community

Our most desired outcome is to have the analysts walk away from the presentation viewing the Foundation as having effectively terminated JH’s long term liability for asbestos.

If this is achieved, analysts should view the proposal favourably. In this scenario, journalists who contact analysts for comment will get positive feedback and this will make it hard for the business media to attack separation, at least initially.

If the business sections of newspapers provide neutral to positive coverage initially, this means that newspapers would have to shift their editorial stance overall to attack separation either later on, or in the general news pages.

A positive reaction from the market is therefore the highest priority and we will use the management presentation to analysts, and subsequent dialogue with them, as our most important communication task.

The mechanics of our approach are as follows:

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• the Q3 results news release and MD&A will include sections devoted to separation which focus on the mechanics and financial implications the Q3 results presentation will include a section devoted to separation, which will be used to provide a comprehensive briefing to analysts, institutional shareholders and financial journalists (see below for more on media)

the asbestos briefing will be at the start of the normal results briefing – both the asbestos and results briefings and all Q&A will be conducted by Peter Macdonald

JHIL Directors may chose to be present in the audience but will not have a role in the presentation

Peter Cameron will be present to respond to legal questions from analysts if necessary

3.3 Business Media

The level of media interest – both business and general - will be determined partly by what other news occurs on the day. This is impossible to predict.

In aiming to confine the story to its business context, our first priority will be to business journalists. They will be invited to attend the analysts briefing (as usual) and we will make Peter Macdonald available for interviews after the briefing.

We will not proactively seek in-depth coverage from columnists and commentators but we expect the exotic nature of the story to attract them anyway. We, and our advisors, have very sound relationships with the journalists which routinely cover JH as well as the most respected columnists including:

John Durie (Chanticleer) – Australian Financial Review

Ivor Ries – Australian Financial Review
Damon Kitney – Editor, Companies Section, Australian Financial Review
Stephen Bartholomeuz – The Age
Terry McCrann – Herald Sun and Daily Telegraph
Bryan Frith – The Australian
Mark Westfield – The Australian

We will provide them with deep background if necessary and also provide a series of Fact Sheets to help guide them through the asbestos landscape. Similar Fact Sheets will be prepared for non-business media (and other stakeholders) and distributed if necessary for the same purpose.

3.4 General Media – News/Current Affairs, Newspapers, Radio and Television

While aiming to confine the story to its business context, we will not back away from general news media. This will convey our openness, transparency and conviction to journalists who are otherwise likely to assume we have something to hide.

We will agree to all newspaper, radio and television interviews where possible. We will conduct detailed one on one briefings for any general news journalists writing in-depth. There will be a separate general news release from JH about the Foundation for these general news audiences and we will also have available detailed Fact Sheets for general media tailored to their needs.

We will not conduct a separate press conference for general news media. We will deal with general media one-on-one. This will helps us avoid a media ‘siege’ and tailor messages to specific types of media, be it print, radio or television.

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Peter Macdonald will handle all general news media interviews and Alan McGregor will be available if necessary. Both will be intensively media trained in the week prior to announcement, to rehearse our agreed key messages and the Q&A in simulated interview situations.

There will also be another general news release from the Foundation itself which will describe the aims of the Foundation and form the basis of discussion about its future role.

This will enable the Foundation to step forward and talk about the good works it proposes to carry out in the future. We will aim to divert general media attention to the Foundation’s aim of ensuring that genuine claimants are properly compensated.

A separate communication strategy has been prepared for the Foundation and is included later in this attachment as 6.0 Communications Strategy For The Medical Research And Compensation Foundation. It assumes that the Foundation’s chairman will be media trained, that he will be the Foundation’s only spokesperson and that he will be available to the media.

The communication strategies of JH and the Foundation will be independent of each other, but they will be properly aligned with complementary key messages.

3.5 Government

In a Government context, we should be able to avoid ‘questions in the house’ which could lead to wider news interest or quickly turn the trust into a political football.

Federal Parliament is due to sit the week prior but not during the week of the announcement. The ACT Parliament will be sitting the week in question (13-15 February). No state parliament will be sitting that week. Parliaments in NSW and Victoria resume on February 27, 11 days after announcement and in QLD on February 29. Western Australia will have had a state election on Feb 10 and Queensland will have a state election the day after announcement, Feb 17. This means asbestos will not be an immediate political issue in those states. Clear cut majorities for the governing parties in those states is our desired outcome.

In developing our proposed strategy we have:

analysed how the NSW Government might react
identified and mapped the key government stakeholders and their concerns identified key influencers on government
analysed worst case scenarios and contingencies which might be required if the political environment starts to deteriorate developed specific communication strategies about research funding

Our proposed strategy includes:

confidential pre-announcement consultation with:

o	Graeme Wedderburn, Chief of staff to the Premier, Bob Carr

o	Matthew Strassburg, Chief of staff to John Della Bosca

This should help us make sure the facts are before these key players (and their departments) before other stakeholders present their views, and should also provide us with one read on the government’s views and likely response.

It will also establish a dialogue with the two key advisors to the two key politicians who will be involved in this issue.

Depending on the outcomes of our confidential briefings with the chiefs of staff we may arrange further pre-announcement briefings with the Premier, Bob Carr, the Minister for Industrial Relations, John Della Bosca and the Chair of the Dust Diseases Board, Kate McKensie.

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Either way, we will be better placed to prepare for the announcement, and be in a position to fine tune or even change our strategy, if necessary.

We would also be forewarned, should we be told that the government’s response will be negative.

The politicians will value the pre-warning because it will enable them to be ready for any attacks or questions of them on the day of announcement.

a briefing program including:

o	meetings the day of the announcement

John Della Bosca, Minister for Industrial Relations
Kate McKensie, Chairperson of WorkCover and the DDB
Roger Wilkins, Office of Cabinet
Graeme Wedderburn, Premier’s Office

o	meetings early the following week

selected briefings with key NSW cross benchers (upper house members which together hold the balance of power)
selected briefings with key NSW Opposition figures

written communication and telephone contact:

o	on the day of the announcement

other state Premiers and Attorney’s General or their advisors the Federal Minister for Industrial Relations and Attorney General or their advisers offices of key NSW Opposition spokespeople including key ministries of Industrial Relations and Attorney General additional funding for asbestos diseases research

The concept of establishing an Asbestos Diseases Research Institute continues to be evaluated by the NSW Government. We have discussed JH’s potential to be involved over the past six months since the idea was first mooted, most recently in early February.

The political landscape and the nature of such an institute continues to evolve. Recent developments include:

the NSW Minister for Industrial Relations, John Della Bosca is attracted to the idea of establishing an institute in NSW which would either be focused only on research activity NSW or be a national body one of Della Bosca’s major constituencies is the metalworkers union, the AMWU – the AMWU is not satisfied that its agenda has been adequately addressed by Della Bosca since he assumed his current portfolio – the AMWU has a significant interest in mesothelioma which it regards as a ‘burning issue’

the establishment of an institute would enable Della Bosca to deliver on an important initiative for the AMWU it is unlikely that the institute would be optimally effective if it did not bring under its wing the work being carried out by the Western Australian Institute for Medical Research, which JH supports financially and which conducts one of, if not, the leading research programs on mesothelioma

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with WA work to be included, the most recent concept being discussed is for the institute to be established as a national body which would coordinate all major research on mesothelioma, including the two projects which JH funds (the WA work and the IRM project)

this national institute would then apply for a grant as a Cooperative Research Centre (CRC) and receive funding from State and Federal Governments and government agencies such as the NHMRC and the DDB, and from private industry and others

a 7 year budget for a typical CRC is $24 million, of which industry would be asked to contribute $3-5 million we are recommending to the Foundation that it support the proposed institute but this will be entirely its decision and it will not be in a position to clarify its support until the institute takes shape we think there will be additional mileage for JH if it also commits to support the institute over and above any support provided by the Foundation – $1m would be an appropriate amount, representing 20-30% of the private industry component of funding for a 7 year CRC this additional funding would deliver several benefits

o	demonstrate that JH was not walking away from prior commitments and was prepared to follow through even though this commitment now rightfully belonged to the Foundation demonstrate goodwill and good faith from JH on an important social and health issue in honouring person to person indications of support which we have made to key people in Della Bosca’s office give JH a role in helping to plan the establishment of the institute – we envisage a seat at the table on any planning committee and this would enable us to influence the development of the institute such a role will help keep JH ‘in the loop’ and able to maintain and monitor relationships with other key stakeholders – this would enable us to continually reinforce the positives of establishing the Foundation and understand any ongoing opposition from opponents

We also need to be sensitive to concerns that the DDB has with the proposed institute. The DDB believes that such an institute could duplicate part of its role and may result in funds being diverted from the DDB to the institute.

We have indicated to Della Bosca that we favour a national focus for the institute and a structure that results in no duplication of current resources.

We will meet with James Hardie’s representative on the DDB, Brian Eichorn and Sylvia Kidziac from WorkCover, to understand the DDB’s issues in more detail. Our aim will be to ensure that the institute is not ‘killed’ by the DDB.

3.6 Unions, Law Firms and Other Defendants

We would initiate direct contact with this group of stakeholders on the day of the announcement. Our objectives would be to:

explain what we are doing and why;
provide a forum in which their concerns can be raised and addressed;
ascertain their support or opposition to the establishment of the Foundation ascertain the type of evidence they might use to oppose us; and
ascertain whether they will support medical research

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The organisations in this group that we could contact and the primary James Hardie contacts include:

the major plaintiff law firms; Slater & Gordon and Turner Freeman (PJS, WJA)
key union leaders (SA). Michael Costa (Labor Council), Greg Combet (ACTU) Paul Bastian (AMWU)
as well as our contact at the AWU, CFMEU, AWU and ETU
key co-defendants such as CSR (PDM, PJS, WJA); and
the DDB (SA, PJS, WJA)

3.7	Employees

employees should be notified through existing information channels such as team meetings on the day of the announcement we will position the Foundation as a positive move by the company but explain to employees that there is a potential for the company to be attacked we will provide employees, particularly sales staff, with a fact sheet and Q&As that they can use if questioned on the subject we will ensure that any media calls or non customer enquiries are directed to Corporate Affairs without comment by any other employee

3.8	Work In Progress

We are continuing to receive a range of information from our in-house litigation team. This information is helping to strengthen our case.

Specifically, we sought information which would demonstrate that asbestos is not simply a JH problem in order to show that it is not only up to JH to help solve that problem. All the information we’ve collected to date supports this idea.

As more of this information comes to hand we will incorporate it into our key messages, Q&A and other documents such as the announcements.

We also plan to consult with two prominent figures from the Australian Labor Party (ALP), the governing party in NSW, Victoria and Queensland.

These include a former NSW state secretary of the ALP and former NSW senator, Stephen Loosley, who is now head of PWC’s Legal practice in Sydney and Gary Gray, a former National Secretary of the Australian Labor Party who ran successful Federal election campaigns and remains a prominent figure in Labor politics.

Until recently, Gary was Executive Director of the Western Australian Institute for Medical Research which applied to JH for funding into mesothelioma research. Gary is soon to join PWC Legal, working for Stephen Loosley while based in WA, a key state for asbestos issues.

We believe Gray and Loosley will give us a valuable ‘second opinion’ on our strategy. At this stage we envisage that their role will be confined to the ‘backroom’ although we may define back up roles for them to contact nominated stakeholders in the event certain events occur.

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4.0 KEY MESSAGES

We have developed a strong set of key messages which will be used as the basis of all communication. Different messages will be emphasized with different audiences but the overriding message is that separation represents a win:win for shareholders and creditors.

The key messages are:

James Hardie has effectively resolved its asbestos liability for the benefit of shareholders and future claimants

A new Foundation has been established to manage JH’s asbestos liabilities and related litigation, compensate victims of asbestos diseases and fund scientific and medical research to find treatments for these diseases

The Foundation will be completely independent of JH and will commence operation with assets of $284 million which will be used solely for the purpose of compensating victims of asbestos diseases.

JH will have no control over these assets, and no future claim to them, or to any dividends of capital distributions from the Foundation.

The Foundation’s primary aim will be to ensure that the highest possible proportion of these assets, and the substantial income they will generate, is used to compensate asbestos diseases sufferers until all claims have been met

Towers Perrin has been appointed to manage the Foundation’s investments with the aim of generating investment income and capital growth, which along with the Foundation’s other assets, will be used to fund claims and all expenses

A separate fund of $3 million has been vested to the Foundation to fund important and encouraging medical research aimed at finding treatments and cures for asbestos diseases

The position of claimants is significantly improved. For example:

°	The rights of claimants to sue for compensation are undiminished

°	Should any company in the JH group have any future legal obligation to meet asbestos liabilities, it will do so.

°	The Foundation has irrevocable rights to assets which will be deployed solely for the benefit of future claimants

°	There is much greater certainty that adequate compensation will be available in the future to sufferers of asbestos diseases

°	Special research funding will enable work on important and prospective medical research to be accelerated

°	The Foundation’s assets include insurance policies which cover certain types of claims - for example, all workers compensation claims will be covered by insurance

°	The Foundation’s board and management will be totally focused on their role as the custodians of assets which exist for the benefit of claimants

The position of shareholders is also significantly improved: For example:

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°	this will effectively, if not completely terminate JH’s exposure to asbestos liabilities’- JH believes this liability resides in the companies whose assets have been transferred to the Foundation.

°	JHIL, the parent holding company, is not liable and the company does not believe it will be held liable in the future for asbestos injuries caused by ACM and BM.

°	Because control of the assets set aside for compensation has been transferred to the Foundation, JHIL will deconsolidate these assets. This will result in an extraordinary write down of A$210 million.

°	Furthermore, asbestos costs will no longer be charged to JH’s income statement and JH will not longer carry a provision for contingent liabilities for asbestos on its balance sheet

°	This will increase certainty for shareholders about the nature and extent of any future liability and enable JH management to focus entirely on the future growth of the company

The cost of implementing such a plan is outweighed by the substantial benefits to both shareholders and claimants

The creation of the Foundation recognizes that ACM and BM are two of many contributors to health problems associated with asbestos.

The Foundation presents an opportunity for government, unions and others to work together to ensure that all sufferers of asbestos diseases are properly compensated and that research into finding cures for these diseases receives greater funding and priority than it receives today.

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5.0 DRAFT QUESTIONS AND ANSWERS

We believe it is inevitable that the Q&A will continue to be refined, especially after we have road tested our responses through the media training program. We envisage that, ultimately, we won’t have a long section on Q&A but a strong set of messages, supported by an array of facts, which we will be able to deploy to address the variety of questions we are likely to encounter.

The Q&A shown below is indicative of the key questions we will get and the substance of the answers we will provide.

How can James Hardie be confident that the Foundation has sufficient assets to meet all future claims?

The Foundation will start with assets of $284 million — all of which have been set aside for the sole purpose of compensating people injured by asbestos. This is almost three times the amount that the company has expended in the past 20 years to meet compensation claims.

Most of the Foundation’s assets are in the form of low risk investments which will earn investment income and deliver capital growth. The income on the assets and the assets themselves will be used to pay compensation. The Foundation also has insurance policies over and above its liquid assets which will cover certain types of claims. For example, all workers compensation claims from past or current employees are covered by these policies.

While it is not possible to reliably measure what the total number or cost of claims will be, we have used our 20 year experience of asbestos compensation and a range of independent projections to form the view that there is a very real prospect that all claims can be met. Under certain scenarios, it is possible to project that there will actually be a surplus once all claims are met. This surplus would not be returned to JH but used to fund other important research into lung diseases.

2.	What work has James Hardie undertaken to determine what future claims might be?

The company takes advice and attempts to stay abreast of developments in this area. It has learnt that there is no certainty.

It has previously stated (note 29 (ii) Accounts for Year ended 31 March 2000): “While certain Australian subsidiaries recognise that they will continue to be named as defendants in litigation in Australia as a result of past manufacturing and marketing of products containing asbestos, James Hardie cannot measure reliably its exposure with respect to future asbestos-related claims. The Directors rely on various internal and public reports and seek actuarial advice in assessing the ongoing exposure to claims. A contingent liability exists in respect of the ultimate cost of settlement of claims yet to be made which cannot be measured reliably at the present point in time.”

This position has not changed — the Directors are still of the view that James Hardie cannot reliably measure the liability of ACM and BM to future asbestos-related claims.

Alternative answer:

We have extensively reviewed our 20 year experience of asbestos compensation. This tells us for example that:

ACM and BM are two of about 150 companies and organizations which have liabilities for asbestos and which have appeared as defendants in asbestos cases

ACM and BM are solely responsible for the liability in less than 20% of cases — last year it was 16%

ACM and BM are partly responsible for a liability in a further 20% of cases on average — last year that was in about 18% of cases

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About 50% of the claims ACM and BM receive are for mesothelioma, while the rest are for other diseases which are typically not fatal and do not result in significant compensation claims

More than 70% of claims received by ACM and BM are fairly straightforward and don’t require a court hearing.

A further 20% are settled before the need for a court judgment. Settlements before hearing and or judgment, reduce the legal cost of litigation, a major drain on the funds available for compensation.

We also compare our specific experience with the wider community experience and this shows that the JH problem is not typical of the wider problem. Using this information, we reach similar conclusions about the future.

One of the most interesting facts is that about 30% of people which contract mesothelioma have no known exposure to asbestos.

3.	What does your actuarial advice say in relation to the ongoing exposure to claims?

We have learned that actuarial advice is not a reliable basis for assessing these kinds of liabilities. Within these limitations it can, however, provide a reference point which should be considered along with many other factors. No two companies asbestos history is the same and therefore projections about the incidence of asbestos diseases generally will not apply equally to all companies that have a liability for asbestos.

Factors which need to be considered include things like the types of asbestos used, over what periods they were used, how many people might have been exposed, whether the products carried appropriate warnings and so on. Based on all these factors, it is clear that not all asbestos problems are the same and that JH’s problem does not correlate strongly to the wider problem.

4.	A recent media article in the AFR reports that a leading actuarial firm is warning that asbestos related compensation claims could more than double previous expectations. In light of this, do you think the Foundation has sufficient funds to meet all compensation claims?

The actuarial study did not show that projections of the number of claims had doubled overnight from one day to the next. What it showed was that projections had changed since the last time a major study was done several years ago.

We asked one actuarial firm to look at our situation and they found that the new projections did not mean that claims against JH would double. Instead, they felt that claims against JH might increase 20%. This has been more than factored into our thinking about whether the Foundation’s assets will be sufficient to meet all claims.

The Foundation has very significant funding that will earn income. It also has access to insurance policies that will contribute towards meeting the costs of asbestos related expenses. The question of whether there is sufficient funding is therefore a hypothetical one. Any issues surrounding funding sufficiency will not arise for very many years, if at all.

5.	Will James Hardie provide extra funding to the Foundation should its initial funding prove to be insufficient?

The Foundation has been set up to provide the greatest possible certainty, much greater certainty than ever before, that the funds will be sufficient. This is the main aim of the Foundation, the whole reason it has been set up.

It will not be known for very many years whether or not funding is sufficient. It is impossible to prove today whether any particular level of funding would be more or less than might be required.

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JH does not expect that there will be a need for further funding — but it is not liable to, and would not provide, further funding.

6.	Is the creation of the Foundation just a blatant attempt by James Hardie to escape from its obligations to people injured by its subsidiaries?

No. The Foundation will provide much greater certainty for claimants than in the past and secures a much greater quantum of assets for the sole purpose of meeting claims than in the past.

Claimants’ rights to sue are undiminished. And, should any part of the JH group have any future obligation to address a claim or pay out on a liability, it will do so.

James Hardie is a holding company that is not responsible for the legal liabilities of ACM and BM, either before or after they were ceded to the Foundation. This issue is a fundamental principle under Company Law and has been tested and reviewed by the Courts several times over the years and James Hardie has never been found liable for the activities of ACM and BM. It does not intend to contribute further funding to the Foundation as it has no obligation to do so.

7.	Why is James Hardie doing this?

The creation of the Foundation, and the ceding of ACM and BM to the Foundation, provides their assets $284M in trust to meet the obligations of ACM and BM. This provides certainty to people injured by asbestos that these funds, and earnings on them, will not be used for other purposes, but will be available to them. Similarly, the creation of the Foundation, and deconsolidation of ACM and BM from James Hardie, provides certainty to investors in James Hardie as to the cost of future asbestos related claims. In addition, $3M research funding provided to the Foundation will enable the continuation of promising research that is seeking treatments and cures for asbestos related diseases.

In this way, the Directors of James Hardie have sought to balance the legitimate interests and rights of claimants, with their legal duty to shareholders. The result is a very good one for both groups.

Why does James Hardie need to deconsolidate the companies?

James Hardie no longer has an economic interest in ACM or BM. It does not control them or have any recourse to their assets. Because of this, accounting rules (AGAAP) require that the companies be deconsolidated.

9.	Why does James Hardie think future claims will cost at least $284M?

The assets set aside reflect the net assets of the companies which previously manufactured asbestos which have been found legally liable for asbestos. The quantum of assets is not a reflection of what JH thinks the future cost will be. This is a separate question.

The ultimate cost of asbestos claims cannot be measured reliably at this time. Neither James Hardie nor anyone else knows the future extent of ACM and BM’s liability, nor is there anyway to determine this with any certainty. Therefore, James Hardie cannot make a determination as to the adequacy of funding. However, to provide certainty for those injured by exposure to asbestos it is important that the maximum possible amount be made available to pay claims and the amount that is available is the entire net worth of ACM and BM. Consequently, James Hardie’s Directors cannot foresee a situation where the companies could pay dividends or otherwise return capital to it — therefore they attribute no future economic value to James Hardie’s shareholders from ACM or BM — and can cede the assets as they have.

10.	If the Directors attribute no future economic value to James Hardie shareholders from ACM or BM, why was the market not informed of this earlier?

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The James Hardie accounts have for many years disclosed the fact that “A contingent liability exists in respect of the ultimate cost of settlement of claims yet to be made which cannot be measured reliably at the present point in time.” The determination that ACM and BM have no future economic value to James Hardie shareholders was made at the same Board meeting at which the Foundation was created — both events were announced immediately.

You are providing the remaining assets of the companies that are responsible for injuries to people due to asbestos exposure to the Foundation for paying compensation claims. What assets have been taken from these companies by James Hardie since it was aware of their exposure to claims?

The companies have paid properly approved dividends (from profits) to James Hardie from time to time. No assets have ever been taken from these companies without proper compensation. Some assets have been sold at independent valuations.

12.	How many claims does James Hardie expect the Foundation to receive, over what time period and what does it expect the cost of these claims will be?

Neither we, nor anybody else, can reliably measure the number of, or liability for, future asbestos-related claims that may be brought against ACM or BM.

13.	How can future plaintiffs be guaranteed there will be sufficient funds in the Foundation to meet their claims when they arise?

The Foundation has very significant funding through the combined assets of ACM and BM. The Trustees, along with their asset manager Towers Perrin, will work to ensure these assets earn good returns, substantially increasing the amount that will be available to meet ongoing expenses. The companies also have access to insurance policies that will contribute towards meeting the costs of asbestos related expenses. The issue of there being sufficient funds should not arise for very many years, if at all.

What James Hardie has done, however, is to provide certainty to claimants by putting it beyond anyone’s power to deplete the available funds prior to the settlement of all future claims. If JH had not taken the steps that it has in creating the Foundation, the available funds would have been at risk from business failure, takeover, imprudent investing, imprudent dividending, liquidation and the like. The creation of the Foundation is a proactive and very positive development for claimants and shareholders alike.

14.	How do potential claimants know that funds will not be siphoned out of the Foundation at some time in the future for purposes other than paying compensation to claimants?

The Foundation has been established with a Trust Deed and associated documents that require the Foundation to manage the companies’ assets for the best interests of its current and future creditors and ensure that the assets cannot be used for any other purpose (such as research or for dividends) until it can be sure of satisfying all claimants.

This provides certainty for people who might suffer injury from exposure to asbestos caused by ACM and BM. The placement of the companies in the Foundation means that the assets are not at risk due to operating performance fluctuations of James Hardie. If James Hardie had been taken over or wound up prior to the establishment of the Foundation, the assets of ACM and BM could have been used to settle ordinary creditors — this is not now possible.

15.	On what basis would the Directors of James Hardie guarantee that funds would be provided in the future to prop up the Foundation if necessary?

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There is no legal basis on which the directors could provide such a guarantee. In fact, the directors would be breaking the law if they provided such a guarantee.

16.	How much have James Hardie’s asbestos liabilities cost the company?

Since the company began experiencing significant numbers of claims and began keeping comprehensive records, it has paid out just over $100 million. Of this, about half has been paid as compensation and about half as legal fees and costs.

17.	Why has James Hardie created a Foundation if it will not make any material difference to the numbers or costs of claims? What is the benefit for James Hardie and what is the cost for current and future claimants?

James Hardie ceded the companies to the Foundation so that the assets could be held in trust to meet the obligations of ACM and BM. In the first instance, these obligations will primarily be to people who are injured, or become injured in the future, as a result of past manufacturing activities of these companies. In the longer term, any surplus assets will be used by the Foundation for research into asbestos and other related diseases. The benefit for current and future claimants is that there is certainty that the funds, and earnings on them, will be available for them. There will also be guaranteed funds for important medical research.

The benefit for James Hardie is that the creation of the Foundation will provide certainty for shareholders in James Hardie Industries Limited, and eliminate very significant management distraction. Future costs of compensating people for asbestos injuries will now be replaced by a once off extraordinary write off of $256M, due to the vesting of the companies with assets of $284M.

18.	Why does James Hardie only have a liability for asbestos through the two companies (ACM and BM)?

ACM and BM were the companies that manufactured asbestos containing products and which, therefore, have liability for asbestos related manufacturing activities.

James Hardie is a holding company that is not responsible for the legal liabilities of ACM and BM, either before or after they were ceded to the Foundation. This issue is a fundamental principle under Company Law and has been tested and reviewed by the Courts several times over the years and James Hardie has never been found liable for the activities of ACM and BM.

19.	How will the Foundation be managed?

A well qualified and independent Board of Directors will oversee the working of the Trust. A General Manager reporting to the Board will be responsible for the day-to-day workings of the Foundation.

The Foundation’s directors are:

The Hon. Sir Llew Edwards AC. Sir Llew was a director of JH from August 1990 to February 2001. He is a director of a number of companies, including Westpac and the Office of Economic Development for Brisbane City Council, and Chancellor of the University of Queensland. He has also had long careers in medicine and politics.

Mr Michael Gill. Mr Gill has significant experience in insurance law, dispute resolution and law reform. He is a consultant to the Australian Law Reform Commission and Vice Chairman of the American Bar Association and a former President of the NSW Law Society and the Law Council of Australia, a former Chairman and Managing Partner of Phillips Fox.

Mr Peter Jollie. Mr Jollie is a director of a number of companies and organizations including the Heart Research Institute, is a former National President of the Institute of Chartered Accountants, a

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former senior audit partner with Peat Warwick, and a member of the finance committee of the Sydney 2000 Olympic Games Bid.

20.	Who will be responsible for ensuring that the trustees are fulfilling their responsibilities and obligations in the interests of current and future claimants?

The Foundation Directors’ responsibilities to claimants are enshrined in their fiduciary duties as trustees and directors and also by the trust deed that ensures claimants have rights to the funds in the Foundation before other parties.

21.	What do you say to the 39 year old mother of three whose husband dies when there is no money left in the trust and James Hardie is not prepared to contribute more?

This is a scenario that may never arise. The Foundation has very significant funding through ACM and BM’s substantial asset base, associated investment returns and access to insurance policies. These should result in funding for very many years. However, neither we nor any one else knows the future extent of ACM and BM’s asbestos liability.

James Hardie hopes that the professional management of the Foundation’s asset base and related insurance policies will enable the Foundation to meet all genuine claims. The Foundation will manage its assets to best meet all claims going forward. It may be that the assets available prove insufficient; it is also possible that there will be a surplus.

Irrespective, James Hardie has no obligation, and the Directors have no intention, to add further assets to the Foundation in the future.

22.	In the USA claims are spiraling upwards and companies are going bankrupt under the weight of claims. Is this an attempt to prevent JH suffering the same fate?

No. The US experience is totally different. The population is much larger, therefore the number of claims are significantly higher. Second, the legal system is very different and results in much higher payouts and significantly higher legal fees. In the US:

companies are being swamped by claims from plaintiffs that have no asbestos related injury - they merely have a fear of developing an asbestos related disease. This is not the case in Australia as each company goes into protection, the liability transfers to those companies left standing. This means those left standing go into protection faster. This is not the case in Australia the US system contains many incentives to sue and there is no disincentive against unmeritorious claims, because claims that are unsuccessful don’t bear costs.

of all the moneys paid out for asbestos compensation, 60% is legal fees.

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6.0	COMMUNICATIONS STRATEGY FOR THE MEDICAL RESEARCH AND COMPENSATION FOUNDATION

Stakeholder support for the Foundation will depend largely on whether it is perceived to be genuinely independent of JHIL.

There are significant PR opportunities available to both JH and the Foundation, if the Foundation has a prominent role at the time separation is announced to establish its independence in its own right.

Similarly, it will be important for both JH and the Foundation, that the Foundation manages its PR effectively over the long term to ensure appropriate positioning for both organisations among key stakeholders.

The Foundation will start with a clean slate and will be able to take the moral high ground in ways denied to JH, when, for example, questions of compensating victims and funding medical research are raised. It is therefore appropriate that certain questions and issues at the time of the announcement, and subsequently, are handled by the Foundation and not by JH. This strategy will help the Foundation prepare for this role.

For example, the Foundation will be able to speak with full authority about its future aims in areas such as:

•	ensuring most of its assets are available for victims and not lawyers

•	developing a better compensation regime

•	contributing to better coordinated and funded medical research

•	working together more effectively with hostile stakeholders etc

This paper discusses these concepts in further detail.

6.1 Overall Aim

To position the Foundation as a credible, independent organisation focussed purely on compensating asbestos disease sufferers with genuine claims and funding important medical research to find treatments and cures for the diseases.

6.2 Objectives

Use the announcement to establish the Foundation’s credibility and independence and explain its function and responsibilities

Ensure the Foundation and its chairman are fully prepared for and involved in the announcement and in any public discussion immediately following the announcement

Clearly distinguish the differences between the future roles of JH and the Foundation in relation to asbestos

Ensure the key messages of JH and the Foundation are different, but complementary and aligned

Ensure that JH does not speak on behalf of the Foundation and vice versa

Focus attention at the time of the announcement on the valuable future role of the Foundation, while not accentuating the decision to establish it

Establish a stakeholder management program for the Foundation to establish positive and productive relationships with media, government, unions, law firms and other defendants.

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6.3 Announcement

On the day of the announcement, the Foundation will issue its own news release, provide a separate point of contact and have its Chairman available for media interviews. We will help coordinate and manage these activities, including:

drafting Foundation specific news release, key messages and Q&A media training the Foundation’s Chairman staffing the Foundation’s point of contact for media and other enquiries

The Foundation’s Chairman would not be quoted in the JHIL news release, or attend JHIL announcement functions or participate in JHIL media interviews. These issues and items will be managed as separate events.

Thereafter, enquiries of JHIL about the future role of the Foundation will be dealt with by:

•	responding with agreed messages within specific parameters, then

•	immediately referring the enquiry to the Foundation for further, detailed comment

The same approach will apply in reverse if the Foundation is asked to comment on JHIL. We suggest that this approach is enshrined in the agreement between JHIL and the Foundation.

6.4 Strategic approach

Immediately Post Announcement

JH and the Foundation will have the same communication strategy i.e. shut the story down as quickly and effectively as possible.

The Foundation should be prepared to make media comment to explain its independence and credibility and to ‘market’ the virtues of its role as a not-for-profit organisation with two focussed goals, compensation and medical research.

The key messages for the Foundation will include:

the Foundation provides increased certainty for people injured by asbestos the Foundation has an investment strategy aimed at generating significant capital growth and investment income with which it will settle compensation claims the Foundation is a major supporter of important medical research aimed at finding treatments and cures for asbestos diseases

JH will retain an issues management firm for the first 30 days post announcement to help the Foundation manage public interest in its formation.

The need for an ongoing issues management and PR resource will be a decision for the Foundation at the end of the 30 days. Our recommendation would be that the Foundation establish such a capability, using a consultant on a modest retainer, until such time that such an arrangement is no longer required.

Longer Term

The Foundation will be solely responsible for managing its general public relations over the long term. The following recommendations are designed to help the Foundation’s board consider relevant issues and determine its long term approach.

We recommend that the Foundation:

position itself as open, honest, independent, transparent and accessible to its various stakeholders

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develops productive relationships with its key non-legal stakeholders such as government, unions, and asbestos diseases groups develops and maintains a capability to respond to media enquiries quickly and openly, develops relationships with senior media people, such as chiefs of staff, and works towards achieving fair and positive reporting of its activities raises awareness of its primary role and responsibilities, namely the fair compensation of genuine victims and the funding of important medical research seeks opportunities for media coverage of the medical research projects it funds to raise awareness of its support for these activities and of the prospects of the research projects themselves works with the research bodies its supports to help those bodies secure funding from other sources shortly after announcement, commence a program of introductory briefings to establish itself in its own right with government, unions and asbestos diseases groups — this should be part of the transition arrangements shortly after announcement, determine its ongoing commitments to existing research projects with the Institute of Respiratory Medicine and Western Australian Institute for Medical Research and determine its future commitment to the asbestos diseases research institute which is currently being discussed by the NSW Government develops a detailed communication strategy as part of its initial business plan

6.5 Immediate practicalities

To clearly separate itself from JHIL and establish its own identity, the Foundation will need to develop and implement various back office projects such as:

stationery such as letterhead, news release paper etc. separate telephone and fax facilities a media protocol to ensure enquiries calls are handled professionally

In the first 30 days post announcement, we will help the Foundation implement these initiatives.

6.6 Transitional arrangements

Steve Ashe of JH Corporate Affairs will be available for a transitional period to provide briefings on the above matters to the Foundation and to ensure that the Chairman and General Manager of the Foundation are introduced to the key stakeholders so that there will be a smooth transition in relationship management.

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7.0 KEY MESSAGES FOR THE FOUNDATION

The Medical Research and Compensation Foundation (MRCF) has been established for the dual purpose of compensating people with asbestos related diseases and funding medical research aimed at finding cures for these diseases.

The Foundation is a completely independent entity which has been established as a not-for-profit company. It is governed by an independent board of directors whose primary aim is to ensure that the highest possible proportion of funds available for compensation end up in the hands of people injured by asbestos.

The Foundation’s directors are highly qualified, each having had distinguished careers which between them span medicine, law, business, financial management and politics.

The Foundation’s board and management team is 100% committed to ensuring that genuine claims from people injured by asbestos are settled as quickly as possible without the need for drawn-out, costly and adversarial litigation

The Foundation’s working philosophy is to settle all genuine claims before the need for a court hearing — in this way, it hopes that people with genuine claims seeking compensation will have their case settled with minimum delay and anxiety

The Foundation will commence operation with substantial assets of $275 million over which it has sole and unencumbered rights.

The securing of these assets for the first time, for the sole purpose of compensating current and future creditors, provides much greater certainty for sufferers of asbestos diseases that adequate compensation will be available to them

The assets include cash, property which earns rent and insurance policies but the majority of assets are held in the form of low risk, income earning investments.

The recognized fund manager, Towers Perrin, has been appointed to manage these investments, much like a superannuation fund, so that the investments will generate regular investment income and appreciate in value over the long term.

The investment income and capital appreciation generated by the Foundation’s assets means that the total pool of funds available for compensation will be well in excess of $275 million.

Additionally, the Foundation has insurance policies which cover certain types of claims for asbestos related diseases, including workers compensation insurance which covers all forms of workers compensation claims for asbestos diseases

The Foundation has a separate fund of $3 million which is specifically earmarked for scientific and medical research programs to find treatments for asbestos related diseases.

Initially, the Foundation will support a major project being conducted by the Institute of Respiratory Medicine in Sydney. Work to evaluate another major project, being conducted by the Western Australian Institute for Medical Research, is well advanced.

It is expected that research projects will involve a commitment of $1 million over the next 5 years. The balance of the special research fund will be invested and the Foundation expects to support medical research projects for up to 15 years if necessary

The Foundation is also committed to working with the NSW Government to establish a new state or national asbestos diseases research institute which is currently under consideration.

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The Foundation believes there is a significant opportunity to work together with government, private industry, unions, asbestos diseases groups, insurers and plaintiff law firms and others to:

further improve compensation arrangements for people with asbestos related diseases increase funding for asbestos diseases research and improve coordination of this research within Australia and internationally ensure the suffering and anxiety of people with asbestos related diseases is minimized

Should there be surplus assets, when the Foundation has met all claims, that surplus will be used to fund research into other types of lung diseases.

The Foundation’s directors are:

The Hon. Sir Llew Edwards AC. Sir Llew was a director of JH from August 1990 to February 2001. He is a director of a number of companies, including Westpac and the Office of Economic Development for Brisbane City Council, and Chancellor of the University of Queensland. He has also had long careers in medicine and politics.

Mr Michael Gill. Mr Gill has significant experience in insurance law, dispute resolution and law reform. He is a consultant to the Australian Law Reform Commission and Vice Chairman of the American Bar Association and a former President of the NSW Law Society and the Law Council of Australia, a former Chairman and Managing Partner of Phillips Fox.

Mr Peter Jollie. Mr Jollie is a director of a number of companies and organizations including the Heart Research Institute, is a former National President of the Institute of Chartered Accountants, a former senior audit partner with Peat Marwick, and a member of the finance committee of the Sydney 2000 Olympic Games Bid.

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8.0 FOUNDATION - QUESTIONS AND ANSWERS

1. How many of the Foundation’s directors have a past association with James Hardie?

Sir Llewellyn Edwards is the Foundation’s chairman. He resigned from the JH board to take up this appointment. Sir Llew has had a long and distinguished career in medicine, politics and business, a combination of experience that made him ideal for the role of Chairman.

Some people might argue that Sir Llew’s past association with JH taints the independence of the Foundation. The independence of the Foundation is enshrined in law and JH has no current or future claim to the assets of the Foundation or to any surplus assets it may ultimately have. That aside, Sir Llew provides a longstanding and intimate knowledge of asbestos issues which it would be hard to find in another candidate with such a distinguished track record in business and public life.

The other directors do not have past associations with James Hardie other than Mr. Michael Gill’s firm (Phillips Fox) having acted for the company.

2. Isn’t the Foundation really just a James Hardie puppet?

The Foundation is completely independent of JH. It is governed by its constitution and the directors have fiduciary duties which will ensure that the Foundation manages the assets of its subsidiaries for the sole purpose of satisfying claims for compensation from current and future creditors. These assets cannot be used for any other purpose. The Foundation has a separate fund for medical research and another fund has been established to pay directors fees. This provides further protection for creditors because funds which should be used for compensation cannot be redirected to research or directors fees or to other purposes. There is no risk that the assets secured for compensation can be stripped out of the subsidiaries by the Foundation or any other party.

3. What kind of research has JHIL funded in the past and what chance is there of success in finding a cure?

James Hardie has been funding the two major mesothelioma research projects in Australia. For the past 10 years it has funded mesothelioma research conducted by the Western Australian Institute for Medical Research at the Sir Charles Gairdner Hospital in Perth. Further funding of this work is, coincidentally, due for review and the Foundation has taken over this review and expects to make a decision in the near future.

The other project involves the Institute of Respiratory Medicine in Sydney. This 5 year commitment commenced about a year ago and has transferred to the Foundation which will be able to review its ongoing commitment annually based on performance reviews.

4. $3 million funding for asbestos research won’t go very far will it? Is it really more than a gesture?

$3m is in fact a very significant sum. It is easily the largest single commitment of its type in Australia. Research of this kind is not capital intensive. Most research units like the ones we are supporting operate on modest budgets, deploying most of their funds to the research itself, not overheads. This is true elsewhere in the world where similar research is taking place.

We estimate that our special fund of $3 million will be enough to allow the Foundation to fund research for at least 15 years, as well as launch new research programs.

The Foundation’s directors also believe there are opportunities for this research to attract funding from other sources, such as matching funds from government and private industry for example, and we will working with the research bodies to achieve this objective.

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5. Do the directors believe that the assets vested into the trust will be sufficient to meet all future claims for asbestos related disease?

That’s our goal.

But, there is no known way of calculating this with certainty.

What we do know is that:

•	we have substantial assets valued today at $284m

•	these assets are secured for the benefit of asbestos disease sufferers

•	these assets will grow in value

•	this means the total asset pool available for sufferers will be well in excess of $284m

•	as much of every dollar as possible will be used for compensation

•	we also have insurance policies which will cover a large number of claims

•	the question of whether the funds will be sufficient will not arise for many years if at all then, if pushed

As part of our due diligence as incoming directors, the Foundation’s board conducted detailed appropriate reviews and believe that even using worst case scenarios the funds will last for many, many years. Using more conservative forecasts, the Foundation would be able to meet all claims and have a surplus.

We have set ourselves up with the aim of being able to meet all genuine claims — that’s our goal

6. How far will the $284M stretch given that the numbers of people likely to get an asbestos disease has not yet peaked and there’s even a suggestion that an epidemic is looming.

As above, plus:

No one can predict whether the incidence of asbestos disease has peaked or what that peak will be. Experts are divided on this.

The Foundation will only be responsible for compensating people injured by asbestos which was contained in products manufactured by two companies. Based on the experience of the past 20 years, these companies have been solely responsible for asbestos diseases in only about 20% of cases.

7. Have you conducted any analysis on anticipated claims and what was the range of possible liability? Will you release it, if not why not?

We have taken advice from independent of JH and we have reviewed independent studies. It is apparent that there are many variables which, depending on the view you take, will result in a wide range of answers.

Even using worst case scenarios the funds available for claimants will last for many, many years. Using more realistic forecasts, the Foundation would be able to meet all claims and have a surplus.

8. Experts have estimated the total exposure at more than $700 million haven’t they?

It is possible for people to find views to support virtually any outcome they would like to argue. No one knows the future extent of any particular company’s liability with any certainty. In terms of the $700m, the Foundation has not seen any evidence to support those numbers.

Repeat earlier points about substantial assets etc.

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9. What is the average payout for a sufferer of asbestos disease? Do you in fact have any idea of the number of claimants out there?

The average payout is $xxx (quote number taking average over all types of disease and all years since 1981). The average number of claims received is XX a year (again use average since 1981). There are currently xx outstanding claims.

10. What happens when the trust runs out of money? Where will the trust get more money from? Will JHIL provide more money?

It’s our job to do our very best with the funds that we have. We will be working hard to ensure that as much of every dollar as possible ends up in the hands of sufferers.

The Foundation is confident of earning very sound returns on its investments and there’s a real role for us in raising additional funds from a many sources — that’s why we’ve been established as a Foundation.

We can’t comment on JH. You will have to ask JH.

11. If additional money doesn’t come from JHIL and there are still sufferers of asbestos related disease making claims what will you tell them? Sorry you got sick too late?

It is our job to ensure that the vast majority of available funds are used for compensation and not other costs, including overheads.

We believe there is an opportunity for us to work together with government, unions and others to find better ways of ensuring that funds available for compensation end up in the right hands. That is, in the hands of people who suffer from asbestos related diseases. I can’t think of anyone with a genuine interest in this issue wanting anything else.

Australians really value a fair go. That means we might have to look at the litigation system in Australia. No one in Australia wants to end up with an out of control system like they’ve got in the USA.

If the vast majority of funds in the trust are used to pay compensation and not wasted on legal fees, there is actually no reason why there wouldn’t be sufficient funds available and a sizeable surplus left over. Any surplus will be directed to research into other tung diseases.

If you look at the US, companies with asbestos liabilities are sinking under the weight of compensation claims — a great many of which are made by people with no disease. As each company goes broke, the liability transfers to those left standing. This means those left standing go broker faster. Sooner, or later there won’t be any companies left standing.

But 60% of the money is going to lawyers as fees, bonuses and commissions, as well as to pay their costs. This more than anything else is pushing companies with liabilities towards bankruptcy.

Three such companies, big companies, have filed for bankruptcy in the past few months. What do the lawyers say to victims when the last company standing falls over: “sorry, we got most of the money, there’s nothing left for you”.

For this reason, we expect the Bush administration to bring a bill to congress which will ensure that victims have the highest priority claim on the funds available and that legal costs are kept down.

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12. What credentials in the area of managing funds does Sir Llewellyn bring to this trust?

Sir Llew is one of three directors which bring a range of skills to the Board.

The Foundation’s directors are:

The Hon. Sir Llew Edwards AC. Sir Llew was a director of JH from August 1990 to February 2001. He is a director of a number of companies, including Westpac and the Office of Economic Development for Brisbane City Council, and Chancellor of the University of Queensland. He has also had long careers in medicine and politics.

Mr Michael Gill. Mr Gill has significant experience in insurance law, dispute resolution and law reform. He is a consultant to the Australian Law Reform Commission and Vice Chairman of the American Bar Association and a former President of the NSW Law Society and the Law Council of Australia, a former Chairman and Managing Partner of Phillips Fox.

Mr Peter Jollie. Mr Jollie is a director of a number of companies and organizations including the Heart Research Institute, is a former National President of the Institute of Chartered Accountants, a former senior audit partner with Peat Marwick, and a member of the finance committee of the Sydney 2000 Olympic Games Bid.

13. What will you say to the child of a future claimant when the money runs out?

I’ll tell them what I am telling them today; they are going to be much better off.

Their rights to sue for compensation are undiminished. The funds available for compensation many years into the future have been guaranteed.

This is a big improvement on the situation many people face today. Many companies and employers which were responsible for asbestos diseases have been taken over, merged, liquidated, gone broke or otherwise don’t exist anymore. There is nowhere people can go if they have a problem.

What the Foundation does is provide much greater certainty than ever before.

It’s our job to ensure the Foundation does the very best job it can with the assets it has. We will be working hard to ensure that as much of every dollar as possible ends up in the hands of sufferers.

The Foundation has very substantial assets which have been set aside and secured solely for the purpose of paying out compensation further into the future than anyone can predict. If these assets had been left inside JH you’d have nothing like the same certainty that these funds would be available in the future.

14. What is to stop you getting rid of the money as soon as possible and walking away from your responsibilities – shutting up shop and ending the debate?

The Foundation is completely independent of JH. It is governed by its constitution and the directors have fiduciary duties which will ensure that the Foundation manages the assets of its subsidiaries for the sole purpose of satisfying claims for compensation from current and future creditors. These assets cannot be used for any other purpose. The Foundation has a separate fund for medical research and another fund has been established to pay directors fees. This provides further protection for creditors because funds which should be used for compensation cannot be redirected to research or directors fees or to other purposes. There is no risk that the assets secured for compensation can be stripped out of the subsidiaries by the Foundation or any other party.

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15. Who will be responsible for ensuring that the trustees are fulfilling their responsibilities and obligations in the best interest of current and future claimants?

As for questions 14.

16. What is your view of how claimants will take the news that the trust has been set up?

This is very good news for current and future claimants. For the first time, a very large pool of assets has been secured solely for the purpose of compensating people injured by asbestos. This provides greater certainty than at any time in the past that funds will be available for them if needed.

17. Don’t you think it is a disgrace that JHIL is trying to distance itself from its liabilities?

I can’t comment on behalf of JH but I do know that as a former director of JH that it was not the intention of JH to walk away from its obligations. I don’t know of any JH director who would support that and I was on the Board until recently.

For me personally, I’ve taken on the role as a director of the Foundation because I believe it is by far the best way of ensuring that claimants will get a fair share of the compensation available to them. No one anywhere in the world has come up with a better scheme than this.

18. You mentioned a desire to see the way claims are handled changed. What do you mean by that? Are you targeting plaintiff law firms?

The Foundation’s board and management team is 100% committed to ensuring that genuine claims from people injured by asbestos are settled as quickly as possible without the need for drawn-out, costly and adversarial litigation

Our working philosophy is to settle all genuine claims before the need for a court hearing — in this way, we hope that people with genuine claims seeking compensation will have their case settled with minimum delay and anxiety. It’s not realistic to think that every claim can be dealt with in this way, but we will be aiming for 90% of genuine claims to be settled quickly and with the lowest possible legal costs.

19. Will you recommend claimants attempt to sue James Hardie if the money in the trust runs out?

It’s pointless speculating about whether the funds will run out. We believe there is a fair chance that the funds won’t run out but we are talking about a question that won’t arise for many years.

We certainly won’t be recommending any course of action to anyone. That will be a decision for the individual.

What we do ask people concerned to do is to think about how we can take the current system for compensating people and make it even better. Let’s put our heads together and think about how we can make sure that as much of every dollar available ends up in the hands of the people injured by asbestos. This is not just a question for the Foundation but for everyone who has a genuine interest in seeing genuine claims settled properly.

20. Have you consulted with the victims group, government, law firms or others about the formation of the trust? What consultation do you propose going forward?

JH consulted with the NSW Government before the Foundation was established and [received a good response] because it provides much greater certainty for current and future claimants. In an environment where no one can provide a guarantee, the Foundation provides the closest thing to a guarantee that all claimants will be compensated.

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Going forward, we expect to form productive working relationships with everyone involved in asbestos that is relevant to the Foundation. We certainly welcome consultation and I intend to have meetings with all the key players over the next month or so.

The Foundation believes there is a significant opportunity to work together with government, private industry, unions, asbestos diseases groups, insurers and plaintiff law firms and others to:

further improve compensation arrangements for people with asbestos related diseases increase funding for asbestos diseases research and improve coordination of this research within Australia and internationally ensure the suffering and anxiety of people with asbestos related diseases is minimized

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ATTACHMENT C

JAMES HARDIE GYPSUM SALE CONSIDERATIONS

Introduction

t	Over the last 4 years, James Hardie has grown its gypsum business (“JHG”) materially by acquisition and through capacity expansion at each of its 3 plants, while also achieving very strong rates of return on investment

t	James Hardie has recently pursued opportunities for further growth, including the acquisition of Western Gypsum and participating in the sale processes for Celotex and Republic. While James Hardie decided to withdraw from the Celotex process, the ultimate prices achieved by both Celotex and Republic were materially higher than expected and could not be justified by James Hardie

t	The prices were also materially higher than the value attributed by equity markets to US gypsum wallboard assets. The low value attributed by equity markets to these assets was, and still is, largely due to concerns over significant oversupply as a result of new capacity being commissioned

t	These concerns eventuated during Q3 and Q4 2000, with significant price declines occurring as a result of over-capacity. This has materially affected the earnings of James Hardie and other US gypsum wallboard producers, and has confirmed the commodity and cyclical nature of the product from the perspective of investors

t	Following the sale of the Celotex gypsum assets and Republic, there is believed to be one major round of consolidation left in the North American gypsum wallboard industry. The most likely participants in any consolidation are Lafarge Corporation (“Lafarge”), Centex Construction Products (“Centex”) and BPB, all of which have expressed strong interest in JHG

t	James Hardie is unlikely to participate in any further consolidation as an acquirer given:

-	it is unlikely to be able to justify sufficiently high prices required to acquire further assets

-	funding constraints given the capital expenditure requirements of fibre cement opportunities, particularly following the establishment of the Foundation

-	increased exposure to gypsum is likely to be viewed negatively by the equity market

t	Given that James Hardie is unlikely to acquire further gypsum assets, it is unlikely that JHG will grow at a material rate through the cycle in the future

t	It is therefore likely that JHG is worth more to parties attempting to consolidate (eg Lafarge, Centex, BPB) than to James Hardie. Consequently James Hardie is considering either selling JHG, or using other ownership structures (eg JV’s) to realise the majority of its value

t	In this regard James Hardie commenced discussions with Lafarge several months ago in relation to a potential gypsum JV. James Hardie has also indicated to Centex and BPB that it would consider selling gypsum at the right price

t	The sale of JHG is likely to have a number of benefits in addition to maximising value to James Hardie. These benefits include:

-	addressing funding and gearing concerns following establishment of the Foundation

-	funding the strong growth opportunities in fibre cement

-	making James Hardie a pure, high growth fibre cement company

-	a positive reaction from the equity markets

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Recommended approach / strategy

t	James Mardie has been reviewing an approach from Lafarge to create a joint venture between its North American gypsum operations and JHG for several months:

-	confidentiality and standstill agreements are in place

-	up to date information on each business has been exchanged

-	modelling is at an advanced stage, including an assessment of how the businesses would be integrated and what rationalisation benefits would be (estimated to be at least US$[10] million per annum)

-	a meeting is scheduled with Lafarge for [5-6] March to determine whether to proceed further with a JV and the terms of any such JV

t	Consequently, Lafarge has all necessary information to provide a final price at which it would be necessary to buy JHG

t	James Hardie has also had general discussions with the other likely buyers of JHG (Centex and BPB). During these discussion James Hardie indicated that it would consider selling JHG if the price was right

t	Centex and BPB have not, however, received any recent non-public information on JHG and would require such information and sufficient time to prepare a bid for JHG

t	While Centex and BPB are expected to have just as strong an interest in JHG, Lafarge is believed to be in a better position to pay a higher price:

-	Lafarge is the strongest financially, with significant funding capacity

-	following the acquisition of Republic’s assets, Centex is expected to be unable to fund a 100% cash purchase until at least the end of calendar 2001

-	BPB would find it difficult to make another large acquisition in the US at the current point in the cycle given the very negative market reaction to the acquisition of Celotex’s gypsum assets

t	Having regard to the points outlined above, it is proposed to communicate the following to Lafarge after the Board meeting:

-	the Board is generally supportive of the JV concept if it maximises value for James Hardie

-	to ensure that a JV is superior to other alternatives the Board requires management to test the value of JHG

-	this will involve a short process involving a very select group of potential purchasers to determine the sale value of JHG

-	James Hardie will require 2-3 weeks to prepare the necessary information to provide to other parties

-	that period provides Lafarge with the opportunity to pre-empt the process with a sufficiently high price if it wishes to

-	[James Hardie would not state what that price would need to be, but may hint that its expectations of value are in excess of US$[550] million (the intention is to provide a guide at the very top end of, or higher than, expectations)]

t	The rationale for providing Lafarge with the opportunity to pre-empt the process includes:

-	Lafarge may be prepared to pay a higher price to ensure it acquires JHG

-	it has sufficient information to provide a final price that will not subsequently be reduced in due diligence (this will still need to be managed carefully)

-	the price should still be able to be tested against other potential purchasers if these parties are provided with sufficient information quickly

-	minimises potential disruption to JHG

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t	James Hardie would also contact BPB and Centex following the Board meeting to indicate that it was considering selling JHG and to invite them to participate in a short, select process

-	this would allow BPB and Centex to commence work in relation to funding and other matters that they may need to consider

t	Information packages for BPB and Centex would be finalised, with the intention of distributing these early in March at the latest, following execution of confidentiality agreements

t	Assuming that Lafarge does not provide sufficiently high a price as to gain exclusivity (say US$[550] million, all parties would be provided with a 4 week period to:

-	conduct due diligence on materials provided in a data room

-	review detailed [survey] videos of each JHG manufacturing site

-	conduct discrete site visits, if necessary

-	interview senior JHG management (this would be limited to Robb Rugg, [insert others])

-	negotiate sale documentation

-	submit final bids with negotiated sale and purchase agreements

t	Following receipt of final bids, the James Hardie Board would determine whether to accept any of the offers received having regard to:

-	net proceeds after tax

-	use of proceeds (eg debt repayment, investment in fibre cement, capital return to shareholders)

-	value implications for James Hardie

-	expected market reaction

t	If no bids were acceptable, James Hardie may consider conducting JV discussions with these parties. A JV may allow James Hardie to extract a significant amount of cash while retaining upside from the combined operations

t	Lafarge and Centex are considered the most likely JV partners given the geographic and operational fit of its assets

t	It is not intended to conduct a wide search for potential purchasers or to conduct a 2 stage process (i.e. call for indicative bids prior to due diligence) given that there is only a small number of highly likely purchasers, all of which are well known to James Hardie

Indicative timetable

t	Given the JV discussions with Lafarge and recent preparations, James Hardie is well placed to commence a well prepared sale process in early March

t	Set our below is an indicative timetable for a sale process for JHG

Key events	Timing
Board meeting — approval to commence sale process	14 February

Inform Lafarge, Centex and BPB of sale process	23 February

Complete preparation of IM, data room materials and other preparation	9 March

Due diligence period commences	12 March

Final bids with negotiated sale documentation due	6 April

JH Board review of bids	[8] April

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ATTACHMENT D

Financial Restructuring

This document summarizes the detail Paper that was submitted to the November 2000 Board Meeting.

Restructuring Proposal:

Corporate restructuring and redomiciling with a Dutch ultimate holding company

No change in ownership of James Hardie, no IPO risk

Implemented by a Court approved scheme of arrangement in Australia

ASX primary listing and NYSE secondary listing of ADRs

Scrip for scrip acquisition by JHI NV of shareholders’ JHIL shares

Redomicile to Netherlands achieved by:

JHI NV issues shares to existing shareholders in exchange for their shares in JHIL

Subsequent selective share buy-back by JHIL from JHI NV with transfer of JHNV to JHI NV in consideration

Re-establishment of Dutch financing company

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Outline of restructure:

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Financial Benefits of Restructure:

Base case, as recommended. Foundation in place February 2001 and financial restructure completed October 2001 Dutch financing company structure reduces US corporate taxes by $US11m (A$20m) per annum

	Pre Green (JHIL)						Post Green (JHI NV)
Year end 31 March	2002		2003		2004		2002		2003		2004
EBIT	197.8		285.2		344.6		197.8		285.2		344.6
Interest	(47.6)		(52.0)		(52.6)		(47.6)		(52.0)		(52.6)

PBT	150.2		233.2		292.0		150.2		233.2		292.0
Tax	(51.6)		(68.6)		(84.5)		(41.6)		(48.6)		(64.5)

PAT	98.6		164.6		207.5		108.6		184.6		227.5
EPS (cents)	23.7	c	39.6	c	49.9	c	26.1	c	44.4	c	54.7	c
EPS enhancement							10.1%		12.1%		9.6%
Average tax rate	34.4%		29.4%		28.9%		27.6%		20.8%		22.1%

Assumptions:

1	Foundation established February 2001

2	Project Green takes place October 2001

3	FRR regime commences on that date

4	FRR based on US$636m at 7.25% interest at 37.5% US tax rate & 15% JHFBV tax rate

Worst case. Foundation only put in place February 2001, no other changes. (See funding considerations). The outcome is acceptable although tight. Therefore financially it is sound to recommend the Foundation now as a first step.

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Increased efficiency of earnings distribution:

t	Dividend withholding tax on distributions from US to shareholders is reduced from 30% to 5%

t	Withholding tax cost to distribute $100 to shareholders

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Scheme of arrangement is recommended path to implement transaction:

•	Court approval required

°	2 Court appearances

°	First to convene the shareholders meeting

°	Second to confirm the Scheme

•	Shareholder approval required in general meeting

°	50% by number of shareholders and 75% by value from those attending and voting at the meeting

JHI NV description:

Domiciled in the Netherlands, but designed to be as similar to JHIL as possible

Primary listing on the ASX

°	CHESS issues to be resolved to list ordinary shares

Secondary listing of ADRs on the NYSE

°	US listing required to benefit from Dutch-US tax treaty

°	NYSE is stock exchange of other US industry participants

AUD trading on the ASX, USD on the NYSE

No change proposed to external funding structure

Required to keep an important office in the Netherlands

Board and management structure:

Directors of JHIL to become directors of JHI NV

°	Majority of non Australian residents required

Directors to resign from JHIL Board, replaced with JHIL executive directors (continuity and knowledge of history)

Dutch law requires three tiered board structure to include both executive and non-executive directors:

°	Supervisory Board (non-executive directors)

°	Managing Board (executive directors)

°	Joint Board (non-executive and executive directors)

°	Board of Directors (Joint Board) will comprise all Supervisory Board, and Chairman of Managing Board (Mr. Macdonald)

Continuation of 3 year directorship terms (staggered)

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Board and management structure:

Proposed Board Committees:

°	Audit

°	Compensation

°	Nominating/corporate governance

°	Executive

6	meetings per year

°	Minimum two in the Netherlands with full Joint Board, one to coincide with the AGM

°	Three Managing Board meetings in the Netherlands (including above)

°	Two meetings in the US

No change to Board compensation, retirement benefits, etc.

Policies/procedures as per JHIL

JHI NV Constitution:

Generally, as per Project Chelsea

Share buy-backs and resale permitted (treasury stock)

Takeover provision to mirror Chapter 6 Corporations Law

°	20% threshold

°	Also include substantial shareholder provisions

CEO or any two members of Managing Board have full authority

Authority to indemnify directors and officers for good faith conduct:

°	Appropriate indemnities to be provided to Board members

AGM to be held in the Netherlands:

°	Prior informational shareholder meeting in Sydney attended by Chairman/CEO/CFO with lodging of proxies for actual AGM

°	Joint Board meeting prior to AGM in the Netherlands (with quorum of Directors present)

°	AGM held immediately following Joint Board meeting

°	Shareholder voting at AGM by proxy or attendance in Netherlands

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Jurisdictional issues:

JHI NV subject to:

°	Dutch corporate and securities law

°	ASX Listing Rules

°	NYSE Listing Rules

°	US securities law

°	JHI NV not subject to most Australian Corporations Law provisions, is exempt from certain US securities law provisions

JHI NV, a registered foreign company in Australia, not subject to Australian:

°	Takeover law

°	Related parties provisions

°	Director’s duties

JHI NV is a foreign private issuer in the US and as such is not subject to certain US securities laws:

°	Quarterly reporting and filing of current reports on Form 8-K

°	Proxy rules

°	Regulation FD - fair disclosure rules

°	s16 reporting obligations and prohibition on short swing trading

May consider future voluntary compliance with foreign private issuer (“FPI”) exempt requirements at a later stage

Financial Reporting by JHI NV:

US GAAP will be used as primary accounting standards

°	Australian GAAP not acceptable because of internally generated goodwill issues

JHI NV, as a registered foreign company in Australia, must file its “home country” (Dutch GAAP) accounts with ASIC

As with JHNV, we will not prepare Dutch GAAP consolidated accounts - will use US GAAP

Will require confirmation from ASIC that US GAAP consolidated accounts will be acceptable

Potential risk that ASIC may insist on AUS GAAP accounts (see over for major differences). ASIC may argue that shareholder base is Australian and insist on AUS GAAP

Initial no-names contact by PwC indicates that ASIC will not have an issue with US GAAP lodgement

Other considerations:

Dividend Policy

JHI NV could retain the same dividend policy as JHIL

Dividends declared in AUD and paid in AUD on ordinary shares, USD on ADR’s

All other things being equal, higher after tax earnings may provide directors with ability to increase dividend pay out ratio

CGT changes however, may make dividends less attractive than capital returns to investors

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Employee contracts

Does not trigger any change of control provisions in employee contracts

Employee share plan

Transfer from shadow stock plan to issue of JHI NV shares

Transaction costs:

Estimated to be:

Dutch capital duty $8.5m

Advisory and other costs: $5.0m - $7.0m

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Funding Considerations

Post the establishment of the Foundation, JHIL’s gearing will be higher than desirable as outlined in the table below but is manageable.

JHNV will also comply with its borrowing covenants under this scenario

A$ millions	FY01	FY02		FY03		FY04
Net debt	736.1	800.4		834.4		723.4
Equity	453.9	470.2		523.2		624.0
Interest cover		4.2	x	5.5	x	6.6	x
Net debt /(net debt & equity)	61.9%	63.0%		61.5%		53.7%

Notes:

(1)	Foundation created before 31 March 2001

(2)	JHIL remains the listed vehicle

(3)	Dividends of $0.19 per share are paid each year

Note that in order to maintain dividends, if the restructuring does not proceed it would be necessary to borrow at the JHIL level to avoid withholding tax on repatriation of dividends from the US.

If JHG is sold, all funding issues are comfortably addressed

A$ millions	FY01	FY02		FY03		FY04
Net debt	736.1	101.3		104.3		(54.9)
Equity	453.9	771.5		879.3		1048.9
Interest cover		6.6	x	25.5	x	72.0	x
Net debt / (net debt & equity)	61.9%	11.6%		10.6%		N/A

Notes:

(1)	Foundation created before 31 March 2001

(2)	Gypsum sold during FY02 for cash proceeds of US$485m, realising an abnormal gain of US$225m and incurring a tax expense of US$100m

(3)	Restructuring is completed and effective by 1 September 2001

(4)	Dividends of $0.19 per share each year cease after the payment accrued at March 2001, paid June 2001.

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In the event that the sale of JHG does not proceed, JHIL has a number of alternatives to reduce gearing further, if necessary including:

-	refinancing the gypsum business, potentially as part of a JV with another party

-	reducing dividend payments

-	introducing a dividend reinvestment plan (“DRP”)

-	managing the business for cash (e.g. delaying capital and development expenditure in areas that will show returns in the short term)

-	a capital raising (e.g. a placement and/or a rights issue)

-	a combination of the above alternatives

If necessary, a capital raising is expected to be feasible subject to:

-	no materially adverse stakeholder reaction to the Foundation (e.g. the NSW government changing the law)

-	no material change in the performance of the businesses

-	no material deterioration in equity market conditions

-	BIL supporting the capital raising

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ATTACHMENT E

ALTERNATIVES CONSIDERED

Introduction

JHIL has a number of issues it has been considering over a number of years, including:

-	structural inefficiencies

-	asbestos related liabilities

-	portfolio initiatives, the latest being the ongoing relevance of James Hardie Gypsum

♦	Numerous alternatives to address these issues have been investigated in detail but no alternative has provided an ideal solution with an acceptably low level of execution risk

♦	The recommended solution, which is detailed in the Board paper to which this discussion paper is attached includes:

-	achieving separation from asbestos liabilities through the creation of the Foundation which would hold JH & Coy and Jsekarb for the benefit of asbestos related claimants;

-	testing the value implications of the sale of James Hardie Gypsum

-	restructuring, subsequent to the separation, to achieve a more efficient corporate structure, involving a Dutch ultimate holding company that would be ASX and NYSE listed

♦	The next best alternative is considered to be combining separation and the restructure. This alternative is considered in detail in this paper but has a number of issues. While each of these issues can be addressed separately by different implementation methods and features, all variables have unattractive aspects

-	the most attractive variable is to implement the separation and restruction by a scheme of arrangement but delaying the NYSE listing of the new holding company

♦	Other alternatives that have been considered in the past and have been revisited briefly in this paper for completeness are:

-	business as usual (“BAU”)

-	restructure but no separation

-	other alternatives to separation

-	sale of James Hardie through a takeover by a third party or an LBO / MBO

♦	The purpose of this paper is to review these alternatives prior to making a decision whether to proceed with the preferred alternative (separation only initially)

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1. Combined Restructure and Separation

♦	The combined restructure and separation may involve numerous variations

♦	The preferred variation would include the following features:

-	JHIL is acquired, by Newco NV for an issue for Newco NV shares to JHIL shareholders (Diagram 2)

-	JHIL undertakes a selective buy-back of the vast majority of its shares held by Newco NV. Consideration is JHNV shares, resulting in JHNV being held directly by Newco NV (Diagram 3)

-	JHIL and its remaining subsidiaries (JH & Coy and Jsekarb) are contributed to a Trust / Foundation (per the preferred alternative of establishing the Foundation only initially) resulting in no ongoing direct or indirect interest for shareholders (Diagram 4)

-	The above steps would be implemented by a Court approved scheme of arrangement

-	Newco NV would initially be listed on the ASX only, with a subsequent secondary NYSE listing

1 Before	2. Post Newco NV scrip acquisition

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3. Post selective buy-back	4. Post Foundation

Rationale and advantages

♦	Potentially the quickest alternative to achieve complete and final separation of all asbestos related liabilities and restructuring if able to be implemented

♦	Completes the restructuring commenced in 1998

♦	Improves financial efficiency if the subsequent NYSE listing is achieved

-	increased after tax returns to shareholders

♦	Increased attractiveness to foreign, and particularly US, investors if the subsequent NYSE listing is achieved

♦	Delaying the NYSE listing until post the separation and restructuring is necessary to avoid FAS 5 disclosure of the JHIL group’s asbestos liabilities (undiscounted estimate of total future payments)

-	given that a combined restructuring and separation is not achievable by 31 March 2001, documentation for the NYSE listing of Newco NV (Form 20-F Registration Statement) would require FAS 5 type disclosures and provisioning of asbestos liabilities including companies that would be owned by the Foundation unless the NYSE listing is obtained post the scheme

♦	Positions JH for continuing international growth

♦	Positions JH with a US listing, and US acquisition currency

♦	Increases JH’s ability to participate in corporate activity (removes asbestos poison pill)

♦	Court sanction if successfully implemented through a scheme of arrangement

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Why not recommended

♦	Increased complexity

-	combining the restructuring and separation materially increases complexity due to the number of different aspects to each

-	potential for an adverse market reaction attributable to mixed messages

♦	Increased profile and scrutiny of the transaction by all stakeholders relative to the separation only and subsequent restructuring

♦	Higher execution risk

-	given the disclosure issues, concerns over the judicial review and Court approval process, particularly in relation to the selective JHIL buy-back, if implemented by a scheme of arrangement

-	the Court approval process also provides a forum for stakeholders to oppose the scheme

-	these concerns with a scheme may be addressed by using a takeover offer to implement the transaction. This would, however, also increase execution risk given the 90% shareholder acceptance required for a takeover offer

♦	The benefits of the restructuring are not available until the NYSE listing is achieved (US / Dutch tax treaty requirements)

-	consequently JH would incur significant upfront implementation costs ($8.5 million capital duty, $4.5 million stamp duty) without being able to state that the benefits will be realised (obvious question is why was the NYSE listing not obtained at the time of the scheme?)

♦	Requires a Board decision as to the level of assets to be retained by JHIL following the selective buy-back

-	may require focus on potential future liabilities of JHIL, including asbestos related liabilities

-	important that the assets retained by JHIL are minimised given shareholders would have no ongoing interest in JHIL (this could be addressed by shareholders retaining an interest in “Oldco” which would hold JHIL but this has other negatives as explored on the following pages)

-	will be more difficult than any decision relating to JH & Coy and Jsekarb, which are not having net assets reduced, in the context of the Foundation

Other issues

♦	Funding the separation

-	this is similar to the funding issues for separation only initially with a subsequent restructuring

-	may be addressed by JHIL receiving an interest in Newco NV in consideration for JHNV but this is less than ideal (overhang, dilutes the direct interest of JHIL shareholders as it is likely to be sold)

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JOINT SCRIP ACQUISITION AND JHIL SELECTIVE BUY-BACK

Before	Post Joint scrip acquisition	Post selective buy-back

Provides an alternative whereby shareholders retain an interest in Oldco / JHIL

Implementation steps are similar to those explained on prior pages with the exception that JHIL is acquired by Newco NV and Oldco

144

Rationale and Advantages

♦	Primarily the same as the combined restructure and separation whereby JHIL is contributed to the Foundation

♦	Added advantage that shareholders retain an interest in any surplus assets in Oldco / JHIL

-	but these are expected to be minimal if anything; and

-	would not be realised for a very long time

Why not recommended

♦	Primarily the same reasons as the combined restructure and separation where JHIL is contributed to the Foundation

♦	Additional significant disadvantage that it is likely to require detailed consideration of Oldco’s prospects if shareholders are to retain an interest in that group. This is expected to require significant disclosure in relation to asbestos liabilities

OTHER ALTERNATIVES CONSIDERED TO ACHIEVE RESTRUCTURE AND SEPARATION

A. JHNV bid for JHIL

♦	JHNV or JHNV sub bids for JHIL offering majority (but not all) of JHNV shares as consideration

♦	JHNV undertakes distribution of the JHIL shares acquired under bid, or the shares held in JHNV sub, to all shareholders other than JHIL

♦	Result - separation effected, save that JHIL retains a holding in JHNV as a liquid fund, if desired.

♦	Dutch capital duty/tax implications / Dutch reduction of capital rules

♦	Issues with cross shareholding structure

B. Sole bid by Newco NV for JHIL

♦	Newco NV offers Newco NV shares and a new, deferred issue, JHIL share, for 100% of JHIL. The number of new JHIL shares will result in 99:1 ratio or as otherwise required

♦	JHIL shares acquired by Newco NV under bid then bought back for JHNV shares to effect separation

♦	Seen as convoluted and difficult to sell to shareholders

C. Partial spin off of JHNV by JHIL

♦	JHIL makes a pro rata distribution of JHNV to its shareholders (dividend/buy-back/reduction of capital)

♦	No separation but provides direct exposure to JHNV alone

♦	Significant tax issues on distribution of JHNV

♦	JHIL would become Oldco – issues with ongoing costs similar to above

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D. Reverse takeover of a listed US company

♦	No potential targets/merger partners identified with sufficient commercial/operating rationale

♦	Tax efficiencies not achieved

♦	Complexity and completion risk increases with dealings with a third party

2. Business As Usual

♦	Inefficient capital structure

-	average tax rate will continue to rise

-	significant withholding tax to maintain dividends

-	could consider cutting dividends and reinvesting earnings

♦	Ongoing uncertainty relating to asbestos

-	certain parties will not invest (e.g. some US funds)

-	management distraction managing and explaining to other parties (e.g. debt providers)

-	issue exacerbated by the introduction of ED88 (effective by 30 September 2002 balance date)

-	poison pill for potential corporate acquirers

-	further growth may reduce extent of the issue (unlikely should the issue grow)

♦	Significant ongoing management distraction

♦	This is not an acceptable outcome

3. Restructure But No Separation

Before	After

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Redomicile with new Dutch ultimate holding company

♦	Newco NV would have an ASX primary listing and NYSE secondary listing

♦	Achieve tax benefits

-	corporate tax rate reduced

-	more efficient distribution of US earnings

♦	Asbestos liabilities retained under ultimate holding company

-	separate group to operating assets

♦	Newco subscribes for partly paid shares in JHIL – ability to call capital if required

Rationale and advantages

♦	Achieve more efficient structure - tax benefits and hence higher after tax earnings

♦	Potentially lower execution risk than restructure and separation

-	preferably implement by scheme of arrangement

-	reduced concerns re stakeholder reactions

♦	Minimal stockholder issues – can sound out key investors

♦	Potentially positions group for simpler separation in future

-	contingent liabilities held in separate subsidiary group

-	possibly “distributed” when appropriate

♦	Major advantage to any proposal involving separation is funding – does not require any capital raising or asset sales

♦	Should be considered further if separation is not feasible in the short term

♦	Provides future options for separation

Why not recommended and disadvantages

Does not address uncertainty of asbestos for investors but separation possible at a later stage

♦	Requirement to disclose asbestos liabilities under US GAAP post restructure

-	FAS5 requires undiscounted estimate of all future costs

-	may also be subject to ED88 when it is introduced

♦	Asbestos costs continue to appear in the financial statements

♦	Continue to possess asbestos “poison pill”

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4. Alternatives To Separation

♦	There are several alternatives that may be employed to address the asbestos issue other than separation:

-	aim to stop the noise

possible independent Board/management to reduce JHIL/NV board involvement careful program to address the issues – educate investors

unlikely to be successful

-	insurance takeout

loss portfolio transfer

stop loss cover (e.g. Turner & Newall)

very expensive (with figure expected to continue to increase)

-	provision to actuarial figure

expected to be required by ED88 by September 2002 balance date (allows for discounting)

also required under US GAAP (does not allow for discounting – i.e. larger number)

expected negative market reaction (may not be in proportion to the figure disclosed)

-	continue to grow the business and “dilute” the issue

separation funds used to accelerate growth?

unlikely to hide the issue – investors are aware of it and paranoid given worsening US experience

♦	None of these solutions successfully addresses the asbestos issues, or is considered a viable alternative

-	business will continue to have to report asbestos numbers

-	investors will continue to discount the share price

-	poison pill will remain – preventing or severely hindering corporate activity

5. Put JHIL Into Play

♦	May be formal (i.e. the process is announced) or informal (may also include a Project Green type separation)

Rationale and advantages

♦	May achieve superior value to other alternatives

♦	May realise full value for FC initiatives and higher price for gypsum than attributed by the market

-	would disclose all “secret” FC strategies

♦	May achieve a 20-40% premium to the prevailing share price

-	similar premium may be possible over the future share price once current strategies are realised

♦	Addresses contingent liability issues for existing shareholders

♦	Strong rationale for separation for other stakeholders

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Why not recommended and disadvantages

♦	No certainty of outcome

-	embarrassing with negative share price implications if formal process and unsuccessful

-	an informal process is likely to leak

-	may be interpreted to signal that JH is fully priced with limited prospects

♦	May not provide a value in excess of other alternatives

-	growth initiatives may not be fully valued

-	FC not fully understood by many parties (eg BPB discussions)

♦	Contingent liabilities are problematic

-	poison pill for most potential acquirers (i.e. separation would be a pre-requisite)

-	other corporates unlikely to assume any risk

-	disclosure issues

-	Would examine further if acceptable proposal put on the table

6. Implement an MBO

Rationale and advantages

♦	May achieve superior value to other alternatives

♦	May realise full value for FC initiatives and higher price for gypsum than attributed by the market would disclose all “secret” FC strategies

Why not recommended and disadvantages

♦	Conflict of interest issues to address

-	investors will question if providing full potential value

♦	No certainty of outcome

-	embarrassing with negative share price implications if unsuccessful

♦	Contingent liabilities are problematic

-	unlikely to be undertaken unless asbestos issues separated

-	debt providers likely to be reluctant to lend to a highly geared entity with asbestos liabilities

♦	Will require a willing financial buyer to act with management

-	difficult industry to attract a financial buyer (historically low and cyclical returns)

-	will require an exit strategy

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ALLENS
ARTHUR ROBINSON GROUP

LAWYERS

	7 February 2001	The Chifley Tower
2 Chifley Square
Pages	1 of	Sydney NSW 2000
Australia
From	Peter Cameron/David Robb	Tel 61 29230 4000
Fax 61 29230 5333

To	Peter Macdonald/Peter Shafron, James Hardie
	Industries Limited, California	Correspondence
GPO Box 50
	0011 1 949 348 4534	Sydney NSW
Australia 2001
ATTACHMENT F		DX 105 Sydney

PRIVILEGED AND CONFIDENTIAL		www.allens.com.au

Gentlemen		CONFIDENTIAL FAX
Fax enquiries ring
Tel 61 2 9230 4631

Board Paper Preferred Option

We set out below in short form our views from a legal perspective of the two options.

Advantages of Preferred Option

•	Clearly the preferred option as set out in the Board Paper has real commercial benefits, namely the vast bulk of any liabilities that the JHIL Group may suffer in respect of asbestos will be removed from the Group, with relatively limited implementation risk, and with consequent facilitation of the company’s capital raising ability and reduction of management distraction.

•	This outcome can be achieved in a short timeframe.

•	On both implementation of the preferred option and, if it is to proceed, after stage 2 of the transaction, we understand that no accounting disclosure issues beyond a narrative description in the notes should arise in respect of the potential liability outlined by Trowbridge. Both James Allsop and Tom Bathurst assumed that, in the context of the principles in Putt and Wren which they regard as the governing law, there is nothing to suggest that JHIL could be held liable for Coy’s actions. If this assumption proves incorrect, the analysis will become more difficult by impacting on both this accounting disclosure question and JHIL creditor issues that will arise for the Board at stage 2.

We query whether there will be market/claimant/government pressure to disclose.

Disadvantages of the Preferred Option

•	JHIL is separated from Coy and with Coy goes the Group’s asbestos expertise. The directors will need to be satisfied that the cost of the trust’s establishment is worth the result produced, considering that the trust does not result in the removal of all asbestos exposure for the Group. In considering that cost, they can take into account questions attaching to past intercompany transactions on the basis that the proposed indemnity is cast in terms wide enough to resolve those questions. They can also take into account that Mr Attrill’s services will be available to both JHIL and Coy, subject to conflict issues if they arise.

Our Ref	DARS: Error! Unknown document property name.

This document and any following pages are intended solely for the named addressee, are confidential and may contain legally privileged information. The copying or distribution of them or any information they contain, by anyone other than the addressee, is prohibited. If you have received this document in error, please let us know by telephone, and then return it by mail to the address above. We shall refund your costs of doing so.

Group and Associated Offices Sydney Melbourne Brisbane Perth Adelaide Gold Coast Port Moresby Singapore Hong Kong Jakarta Shanghai Bangkok Phnom Penh

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150

Allen Allen &
6 February 2001 James Hardie Industries Limited	Hemsley

While the first limb of this transaction can be effected with minimal execution risk, the subsequent financial reconstruction will involve the directors of JHIL considering the interests of creditors and is likely to involve a rigorous analysis by the Court of issues affecting creditors, with the possibility that the Court will seek to investigate the trust and related arrangements. For example, this risk may arise in the context of explaining to the Court why the transaction does not prejudice the interests of JHIL creditors, and especially if reference will be made to the indemnity.

The Court may enquire as to whether JHIL can quantify the potential asbestos exposure. It will probably do so.

While we believe the directors of JHIL & Coy may well reach a decision, after proper evaluation, that they are prepared to enter into the indemnity, a liquidator, when appointed to Coy, may challenge its validity. However, if adequate consideration is found to have passed to Coy (such that it is not an “uncommercial transaction”) the arrangement will be binding on the liquidator. We note that the appointment of a liquidator can only be made once the funds are depleted and Coy is insolvent.

The trust structure involves the expenditure of a substantial sum of money without receiving shareholder approval, with the company (and its shareholders) giving up any residual interest in that sum. The other alternative may not require such a large capital injection and, if it does, shareholder approval could be sought at the scheme meetings. While the preferred option can be implemented without shareholder approval, such ratification would provide the directors with additional protection in respect of this element of the proposal.

Under the other alternative, if over time JHIL has a surplus of assets then such assets would be available to shareholders.

We believe a liquidation of JHIL post-implementation of the scheme will be difficult.

Error! Unknown document property name.

151

Allen Allen &
6 February 2001 James Hardie Industries Limited	Hemsley

•	To vest JHIL into the trust is likely to involve a reduction of capital (presumably by cancelling the partly paid shares), which will require the directors to leave behind assets within JHIL, at least to the extent that JHIL has creditors. Those creditors will include any then current claimants, including those who may be ill but who have yet to establish the veracity of their claim.

•	We have a concern that the announcement of the trust and/or the reconstruction will result in an increase in the number of claims received by Coy and JHIL. If this does happen at the JHIL level then the liquidation or vesting of JHIL will become more difficult. While this may also happen under the other option, the consequences would be easier to manage by retaining some of JHNV in JHIL. The indemnity in favour of JHIL reduces the grounds for concern in relation to such suits.

•	It is likely that the scheme documents will need to disclose the directors’ intentions with respect to JHIL post the reconstruction. This may involve a discussion of the liquidation and vesting options, if indeed these are in contemplation. This may be regarded as at odds with arguing that post-reconstruction JHIL’s creditors’ interests are not materially prejudiced. Accordingly, to the extent partly paid shares are to be used the Court may not regard them as of sufficient protection for creditors.

•	The preferred option will not result in a clean exit from the James Hardie Group of asbestos related claims or focus. Various parties may choose to chip away in one fashion or another after the establishment of the trust and in the lead up to and following the financial reconstruction.

Conclusion

In summary, we believe the preferred option can be effected lawfully. To do this, the directors of both JHIL and JH & Coy will need to properly view the transaction as being in the interests of each respective company. The two sets of directors should be considering these issues at arm’s length and with the benefit of advice. You have asked us to confirm whether we support management in its approach, noting that this proposal has the support of each management team member and your financial advisers. We acknowledge the key commercial drivers against a business as usual approach and against the execution risk and the direct disclosure versus delay decision that arise under the other option. We agree that management and the board have grounds to support the view that the commercial benefits of the preferred approach, with its staggered separation and the disadvantages discussed above, outweigh the costs of delay and heightened execution risk of the second alternative. That said, as lawyers, we consider that the cleaner and more concrete legal result (and that effects both separation and restructuring) is achieved through the second option, albeit at a higher risk of achieving the Foundation alone (at stage one of the preferred option). Finally, we suggest that, for the benefit of all concerned, we seek James Allsop’s views on this proposal in light of all current information.

Yours sincerely

Peter Cameron	David Robb
Partner	Partner
Peter.Cameron@allens.com.au	David.Robb@allens.com.au
Tel (02) 9230 4962	Tel (02) 9230 4389

Error! Unknown document property name

152

ANNEXURE L

This is a copy of Exhibit 75, Volume 8, Tab 118

JAMES HARDIE INDUSTRIES LIMITED

Minutes of the Meeting of Directors
held at PricewaterhouseCoopers, Zurich Room, Level 10, 201 Sussex Street, Sydney
on 15 February 2001 at 9.00 am

PRESENT	Messrs AG McGregor (Chairman), PD Macdonald (Managing Director and CEO), Sir Llewellyn Edwards, Ms M Hellicar, Messrs PJ Willcox, MR Brown, GJ Terry, D O’Brien (as alternate for Sir Selwyn Cushing), MJ Gillfillan and MM Koffel (the last two by telephone)

IN ATTENDANCE	Messrs PG Morley (Chief Financial Officer), PJ Shafron (General Counsel and Secretary)

IN ATTENDANCE FOR PART OF THE MEETING	Messrs GJ Baxter and SE Harman; IG Wilson and AJ Sweetman (UBSW); P Cameron and D Robb (Allen Allen & Hemsley)

MINUTES	The Minutes of the Meeting of Directors held on 15 November 2000 and 17 January 2001 were signed as a correct record.

NOTICES	A substantial shareholders notice dated 28 February 2001 for Merrill Lynch Investment Managers Limited was noted.

The Secretary noted that Mr MR Brown had been appointed to the board of Australian Derivatives Exchange Limited.

DIRECTOR’S RESIGNATION	Sir Llewellyn Edwards tendered a letter of resignation from the Board, to take effect when and if the Board resolved, as proposed, to create a Foundation to manage the asbestos subsidiaries.

Sir Llewellyn informed the meeting that Messrs M Gill, P Jollie and D Cooper had completed their due diligence and had determined to join the proposed Foundation boards. He reported that the prospective Foundation directors believed that the Company had been generous in its proposed funding of the Foundation group such that asbestos liabilities should be adequately funded in the future and that they were happy to have that known.

The Chairman thanked Sir Llewellyn for his tireless efforts and valuable contribution to the Board over many previous years. Sir Llewellyn retired from the Meeting.

MATERIAL DOCUMENTS	The execution of the documents numbered 1022 to 1024 in the material documents register was noted.

CEO’S REPORT	Mr PD Macdonald commented on the results which were detailed in the Management Reports for December 2000.

Mr Macdonald discussed the likely full year profit on the assumption that gypsum prices remained flat. He reported on progress in the flat sheet and pipe capacity expansion initiatives in North America, as well as progress in Chile. He also reported on the sale of Windows and performance in the Philippines.

AUSTRALIA/ASIA RESTRUCTURE	The Board noted Mr Macdonald’s paper on GMT organisational changes.

FINANCE	Mr PG Morley commented generally on corporate costs, capex, tax expense and investments. He noted that there had been further realisation of cash from investments held by Firmandale.

Messrs GJ Baxter, SE Harman, IG Wilson, AJ Sweetman, P Cameron and D Robb joined the meeting.

THIRD QUARTER REPORT	The third quarter material including drafts of the report to the Australian Stock Exchange Limited (ASX), financial statements and supporting information for the three months ended 31 December 2000 was considered.

Mr MR Brown, Chairman of the Audit Committee, reported that the Company’s auditors had no issues in connection with the third quarter reports. He noted that the carrying value of Windows and FITBs, would need to be considered in the context of the full year results. Mr Brown confirmed that the third quarter material was approved by the Audit Committee for release by the Board.

Messrs Macdonald and Morley answered questions from the Directors on the third quarter reports and supporting information.

Resolved that the Third Quarter Reports to the ASX be approved and that the Secretary be and is hereby authorised to sign the statements and release the reports to the ASX.

Resolved that the media release and MD&A be approved subject to changes discussed by the Board, and that the Secretary be and is hereby authorised to arrange for their release.

REVALUATION	The Directors noted a paper on a proposed revaluation by the Company of its investment in its subsidiaries.

Resolved that, in drawing up the 31 December 2000 accounts, the Company’s investment in subsidiaries be revalued as recommended, with the result that the aggregate valuation would be A$1,150,000,000.

COMPLIANCE CERTIFICATES	Resolved that the Treasurer be authorised to provide the officer’s certificates to the lenders in respect of covenant compliance as required under James Hardie’s various borrowing agreements.

CREATION OF FOUNDATION	The Chairman reported to the Meeting that the Company proposed to establish an independent foundation to conduct medical research into the causes of, and treatments for, asbestos related diseases and to hold the shares in the Company’s two asbestos subsidiaries. The foundation will be called the Medical Research and Compensation Foundation (the Foundation). The trustee of the Foundation will be the Medical Research and Compensation Foundation (MRCF), which is established as a company limited by guarantee by its members. The Company proposes to:

(a)	take all steps within the Company’s power to arrange for the issue by Jsekarb Pty Limited (Jsekarb) of 1000 shares to James Hardie & Coy Pty Limited (Coy) and then for the Company to consent to the cancellation of the Company’s shares in Jsekarb (Jsekarb having made various amendments to its constitution prior to this issue of shares and share cancellation);

(b)	constitute the Foundation by executing a trust deed (Foundation Trust Deed) and making an initial settlement of $10;

(c)	pay to Coy and Jsekarb A$65 million net present value pursuant to the terms of a Deed of Indemnity granted by Coy and Jsekarb to the Company (Indemnity);

(d)	formalise the terms of an inter-company loan between Coy and the Company on the terms of a Loan Agreement between them (Loan Agreement);

(e)	take all steps within the Company’s power to arrange for the issue by Coy of 500 shares to each of MRCF (to be held on the terms of the Foundation Trust Deed) and to MRCF Investments Pty Ltd (MRCFI) (all the shares in MRCFI being held by MRCF on the terms of the Foundation Trust Deed) and then for the Company to consent to the cancellation of the Company’s shares in Coy (Coy having made various amendments to its constitution prior to this issue of shares and share cancellation); and

(f)	pay AUS$3 million to the MRCF to hold on the terms of the Foundation for medical research.

[Steps (a) to (f) above are the principal arrangements which collectively are called the “Coy and Jsekarb Separation”.]

The Chairman tabled a Board Paper explaining the proposed transaction and the Board discussed this paper along with the Board Paper for January’s meeting (which discussed in greater detail the objectives and rationale for effecting the Coy and Jsekarb Separation). The Chairman tabled legal advice from Mr JLB Allsop SC dated 14 February 2001.

The Chairman tabled a financial model (incorporating certain legally privileged materials) which set out forecast Coy and Jsekarb assets and cashflows and which indicated that there was likely to be a surplus of funds in the Foundation group when available assets, likely earnings rates, and likely future claims and costs were considered (Financial Model).

The Chairman then tabled a draft valuation report from Grant Samuel and Associates Pty Ltd (Valuation Report) which valued the Company’s holding in Coy at zero (prior to payments to be made under the Indemnity).

The Meeting discussed the legal and financial issues concerning the amount being paid under the Indemnity, based on actuarial assessments carried out, the Financial Model, and legal advice received.

Consolidation of Shares in Coy

The Chairman reported that a general meeting of Coy, a wholly owned subsidiary of the Company, had been held on the previous day to consider a resolution to consolidate all of Coy’s issued ordinary shares into one ordinary share.

The Directors considered this resolution to be in the best interests of the Company in order to facilitate the administrative simplicity of Coy and the establishment of the Foundation.

Resolved to ratify the actions of the Company’s representative Alan Kneeshaw in consenting to short notice and approving the resolution.

Establishment of the Foundation and Coy and Jsekarb Separation

Resolved that:

(a)	in order to achieve the benefits to the Company as outlined in the Board Paper and the January Board Paper and discussed at the Meeting;

(b)	given the detailed consideration of management and the Board proposal and to the alternatives;

(c)	on the basis of the various advices received from legal, actuarial, accounting, taxation, public relations and strategy advisers; and

(d)	having regard to the profit and loss, balance sheet and cash flow position of the Company following the Coy and Jsekarb Separation,

The Board considers that it is in the best interests of the Company to effect the Coy and Jsekarb Separation.

Amendments to the Constitutions of Coy and Jsekarb

The Chairman reported that a general meeting of Coy and Jsekarb had been held the previous day to consider resolutions to amend each company’s respective constitution. The Chairman tabled a copy of the notices of meeting.

The Directors considered that the proposed amendments to Coy’s and Jsekarb’s constitutions were appropriate in order to facilitate the Coy and Jsekarb Separation.

Resolved to ratify the actions of the Company’s representative Alan Kneeshaw in consenting to short notice and approving the resolution.

Coy and Jsekarb Change of Names

The Chairman also reported that at the meetings referred to in the previous resolution, resolutions changing Coy’s and Jsekarb’s names were passed.

The Directors considered that the proposed changes of names are appropriate to better reflect the Coy and Jsekarb Separation from the Company.

Resolved to ratify the actions of the Company’s representative Alan Kneeshaw in consenting to short notice and approving the resolution.

Appointment of directors for Coy and Jsekarb

The Chairman referred to Article 7.1 of the constitutions of Coy and Jsekarb which establish the number and manner of appointment of directors. The Chairman reported that it was intended that Sir Llewellyn R Edwards AC, Messrs Dennis Cooper, Michael John Gill and Peter EJ Jollie become members of the boards of Coy and Jsekarb under the Coy and Jsekarb Separation

Resolved to fix the number of directors for each company at four, and to appoint Sir Llewellyn R Edwards AC, Messrs Dennis Cooper, Michael John Gill and Peter EJ Jollie, subject to MRCF executing the Foundation Trust Deed and receipt from those directors of their consents to act.

Constitute the Foundation

The Chairman tabled the Foundation Trust Deed.

The Directors considered the establishment of the Foundation to be in the best interests of the Company as it was a necessary initial step to effect the Coy and Jsekarb Separation.

Resolved that the company execute the Foundation Trust Deed and settle AUS$10 on the Foundation.

Indemnity

The Chairman tabled the Indemnity.

The Directors considered the Indemnity to be in the best interests of the Company as the Directors regard the amount of A$65 million (net present value) to be fair value for the legal and commercial certainty that results from receiving the benefit of the Indemnity and to better facilitate the Coy and Jsekarb Separation.

Resolved that the Company execute the Indemnity and make the payments as required thereunder.

Inter-company loans

The Chairman tabled the Loan Agreement between the Company and Coy. It was noted that the Loan Agreement acknowledged that the Company has an outstanding liability A$70 million to Coy and provides for the terms of that loan to be repaid over five and an half years, or earlier if the Company so decides.

The Directors confirmed that, given the Coy and Jsekarb Separation, it was appropriate to formalise the terms of the loan from Coy to the Company on the terms of the Loan Agreement.

Resolved that the Company execute the Loan Agreement and make the payments required under it.

Shareholding in Coy

The Chair tabled a draft notice of meeting received from Coy to consider a resolution to cancel all the issued ordinary shares in Coy held by the Company for no consideration. The Chair also tabled the Valuation Report which valued the Company’s holding in Coy at zero (prior to payments to be made under the Indemnity).

Resolved to consent to short notice of the meeting and to approve the resolution set out in the attached notice of meeting of Coy and to appoint pursuant to section 250D of the Corporations Law Mr Alan Kneeshaw as its representative to attend that meeting (and any adjournment of it) and vote in favour of the resolution and to take all steps incidental thereto.

Shareholding in Jsekarb

The Chairman tabled a draft notice of meeting received from Jsekarb to consider a resolution to cancel all the issued ordinary shares in Jsekarb held by the Company for no consideration. The Chairman also tabled a Valuation Report which valued the Company’s holding in Jsekarb at zero (prior to the payments to be made under this Indemnity).

Resolved that on receipt of a final notice of meeting in the same form, to consent to short notice of the meeting and to approve the resolution set out in the attached notice of meeting of Jsekarb and to appoint Mr Alan Kneeshaw pursuant to section 250D of the Corporations Law as its representative to attend that meeting (and any adjournment of it) and vote in favour of the resolution and to take all steps incidental thereto.

Gift of AUS$3 million to MRCF

The Chairman explained how the Company had for many years made charitable donations to organisations conducting research into the causes of, and treatments for, asbestos related diseases. Such donations were in the best interests of the Company because if a break-through treatment were found it would relieve the suffering of many people with asbestos related diseases caused by the Company’s subsidiaries, would potentially lessen the amount of Coy’s asbestos liabilities (and Jsekarb’s) and positions the Company as a good corporate citizen. Given the resolutions passed above to effect the Coy and Jsekarb separation it is appropriate for the Foundation to continue these charitable contributions.

Accordingly, the Directors considered a gift of A$3 million to MRCF to hold on the terms of the Foundation to be in the best interests of the Company.

Resolved to gift A$3 million to MRCF to hold on the terms of the Foundation.

Establishment Letter

The Chairman tabled a letter (Establishment Letter) addressed to MRCF which establishes the assistance that the Company will provide in connection with transitional arrangements of day-to-day management of Coy and Jsekarb and an agreement to reimburse MRCF and Coy with any costs, including government charges and stamp duty, incurred by them in effecting the Coy and Jsekarb Separation.

The Directors regarded this letter as an integral element of the transaction which was included at the specific request of the incoming directors.

Resolved that the Company execute the Establishment Letter and make any payments that are required under it.

Further Actions

The Chairman noted that for procedural filing reasons only, certain actions will be required to be taken by the Company on the following day, being in particular approving the reductions of capital of Coy and Jsekarb.

Resolved that Peter Macdonald and Alan McGregor be appointed as a committee of the Board to hold and attend any meeting, whether a board meeting of the Company or a general meeting of Coy and Jsekarb, and to make any decision necessary to effect the Coy and Jsekarb Separation.

Ratifications of Actions of Coy

The Chairman tabled draft minutes of meeting of the directors of Coy whereby the directors of Coy have resolved or will resolve to all actions necessary to facilitate the Coy and Jsekarb separation (in particular the issue of 500 ordinary shares to each of MRCF and MRCFI and executing the Indemnity) and other ancillary matters (all such resolutions collectively called the Coy Director Resolutions).

Resolved to ratify (whether prospectively or retrospectively) as a shareholder of Coy the Coy Director Resolutions.

Ratifications of Actions of Jsekarb

The Chairman tabled draft minutes of meeting of the directors of Jsekarb whereby the directors of Jsekarb have resolved or will resolve to take all necessary actions to facilitate the Coy and Jsekarb separation (in particular the issue of 1,000 ordinary shares to Coy and executing the Indemnity) and other ancillary matters (all such resolutions collectively called the Jsekarb Director Resolutions).

Resolved to ratify (whether prospectively or retrospectively) as a shareholder of Jsekarb the Jsekarb Director Resolutions.

Power of Attorney

The Chairman tabled a power of attorney which appointed Messrs Peter Macdonald, Peter Shafron, Ms Joanne Marchione and Mr Guy Jarvi severally as attorneys for the Company to execute, exchange and deliver all documents in connection with constituting the Foundation and undertaking the other steps listed above (Power of Attorney). The Chairman noted that Ms Marchione and Mr Jarvi would be specifically instructed not to execute any documents on behalf of the Company without the express consent of Mr Macdonald or Mr Shafron.

Resolved to execute the Power of Attorney.

ASX Announcement

The Chairman tabled an announcement to the ASX whereby the Company explains the effect of the resolutions passed at this meeting and the terms of the Foundation (ASX Announcement).

Resolved that:

(a)  the Company approve the ASX Announcement; and

(b)  the ASX Announcement be executed by the Company and sent to the ASX.

Director Resignation

The Chairman noted that in view of the resolutions passed by the Board, the resignation of Sir Llewellyn Edwards was now effective.

PORTFOLIO	Mr Macdonald discussed his recommendation in relation to the Gypsum business, The Board approved Mr Macdonald continuing to explore strategic options for the Gypsum business.

DEED OF CROSS GUARANTEE	Resolved that the Company remains a party - together with RCI Pty Limited, Seapip Pty Limited, Smetsysh Pty Limited - to the Deed of Cross Guarantee dated 27 March 1992 pursuant to ASIC Order 98/1418 for the financial year 31 March 2001.

ASBESTOS LITIGATION	The asbestos litigation report for the three months to December 2000 was noted.

MARKET, BROKER AND SHAREHOLDER REPORTS	The market report, the broker forecast report and the shareholder report for January 2001 were all noted.

ENVIRONMENT HEALTH & SAFETY	The EH&S report set out in the Management Reports for December 2000 was noted.

CLOSURE	There being no further business, the meeting was closed at 12:50 p.m.

NEXT MEETING	9:00 a.m. Tuesday 3 April and Wednesday 4 April 2001 (USA).

Signed as a correct record.

Chairman

ANNEXURE M

This is a copy of Exhibit 75, Volume 8, Tab 121

Assumptions:

Litigation costs, net of insurance recovery, are from Most Likely Trowbridge model, updated 9 February. The Trowbridge model assumes 4% inflation on claims amounts.

Rental income assumes 3% CPI increases but ignores any Market Rate increases. A sinking fund of $1.0m pa (inflated at 3% annually) has been deducted from rental income, to allow for major capital renovations to the properties.

Buildings maintain their nominal value, i.e. are not inflated or depreciated. Land increases in value at 3% pa. Properties are sold at March 2025, for their book value, and the cash proceeds invested.

Management costs (legal services, Directors fees etc) have been assumed at $2.4m pa (inflated at 3% pa), but limited in later years an amount equal to the litigation outgoings, plus present day $100k pa. There would be no need for a substantial legal dept and related cost structure if only minor amounts being paid out for litigation, and the only management required is for allocation of funds to charitable works.

It is not necessary to include any cashflows in relation to tax payments because separate detailed modelling has shown that:

-	during the early years, when there are significant cash inflows through a combination of loan principal receipts and indemnity receipts, there will be no need to realise investment earnings and thereby create a tax liability

-	in subsequent years, when the deferred investment earnings are realised, there will be sufficient accumulated losses from litigation and other outgoings to shelter the taxable investment earnings

Investment earnings of 11.70% are assumed, before tax.

Sensitivity analyses at various pre-tax earnings rates are attached.

Cashflows occur, evenly through year, except for repayment of JHIL principal, external investment earnings and property proceeds which are received on 31 March.

Sensitivity analysis for net assets remaining
for varying actuarial assumptions and projected earnings rates

Gross earnings rate	14.55%	11.70%
Equivalent after-tax to 35% taxpayer	9.5%	7.6%

	Assets remaining after 15 years (in A$’000)

Most Likely Scenario	334,610	211,904
High Scenario	262,019	148,890

	Assets remaining after 20 years (in A$’000)

Most Likely Scenario High Scenario	418,959 217,224	158,972 (5,473)

	Assets remaining after 30 years (in A$’000)

Most Likely Scenario High Scenario	1,104,998 100,737	60,230 (625,227)

	Assets remaining after 40 years (in A$’000)

Most Likely Scenario High Scenario	4,100,514 36,374	16,935 (2,190,170)

	Assets remaining after 51 years (in A$’000)

Most Likely Scenario High Scenario	18,249,057 108,317	38,586 (7,440,244)

	Assumes indemnity payment of $112 million with PV of $72.5 million

Sensitivity for earnings rates
Assumes Most Likely Scenario
Assets available
in A$’000

		Investment earnings, pre-tax
		9.70%	10.70%	11.70%	12.70%	13.70%
10 years	241,883	213,334	227,085	241,883	257,800	274,913
15 years	211,904	149,478	178,589	211,904	249,927	293,215
20 years	158,972	48,463	97,795	158,972	234,156	325,859
25 years	103,743	—	—	103,743	243,600	427,309
30 years	60,230	—	—	60,230	319,569	685,423
40 years	16,935	—	—	16,935	880,311	2,287,367
50 years	34,960	—	—	34,960	2,892,543	8,240,742
51 years	38,586	—	—	38,586	3,259,429	9,369,255

Forecast JH&Coy and Jsekarb combined assets and cashflow
Assumes Most Likely Scenario and earnings rate of 11.70%

		At start of period A$’000						Interco mvts
								(?) Income
			Other					rent, net of
			receivables				Net Assets	$ 1m pa	(?) Interest
			& payables				and QBE	refurbishment	earned on
		Investm’t/	(but not	JHIL	Net liquid		and	sinking	opening
	Year	(overdraft)	warranties)	Intercoy	assets	PP&E	provisions	fund	intercoy
		a1	a2	b	c=a+b	d	a=c+d	f	g
	10/00	(1,633)	(276)	127,265	125,356	67,143	192,499	2,534	5,173
	FY02	51,180		70,000	121,180	66,423	187,003	4,242	5,891
	FY03	50,668		70,000	120,668	67,436	188,104	4,309	6,691
	FY04	64,597		55,000	1(?)9,597	88,480	158,077	4,500	4,472
	FY05	70,235		40,000	1(?)8,235	69,555	157,790	4,035	3,252
	FY06	91,113		25,000	1(?)6,113	70,562	156,775	4,774	2,033
	FY07	103,081		10,000	1(?)3,081	71,803	164,004	4,915	513
	FY08	109,014			109,014	72,977	161,991	5,065
	FY09	175,882			175,882	74,187	250,069	5,217
	FY10	172,795			172,795	75,433	248,228	5,374
	FY11	168,726			168,726	76,717	245,443	5,535

10 years	FY12	163,844			163,844	78,039	241,883	5,701

	FY13	158,197			158,197	79,401	237,598	5,872
	FY14	151,882			151,882	80,803	232,666	5,040
	FY15	144,937			144,937	82,248	227,185	5,230
	FY16	137,620			137,620	83,736	221,356	5,410

15 years	FY17	126,635			126,635	85,269	211,904	5,609

	FY18	115,070			115,070	86,848	201,917	5,807
	FY19	103,076			103,076	88,474	191,551	7,011
	FY20	90,716			90,716	90,148	180,865	7,222
	FY21	78,032			78,032	91,873	169,906	7,430

20 years	FY22	65,322			65,322	93,650	158,972	7,662

	FY23	52,517			52,517	95,480	147,997	7,681
	FY24	39,587			39,587	97,365	136,952	8,120
	FY25	26,821			26,821	99,307	126,128	8,372
	FY26	113,574			113,574		113,574
	FY27	103,743			103,743		103,743
	FY28	94,153			94,153		94,153
	FY29	85,019			85,019		85,019
	FY30	76,374			76,374		76,374
	FY31	88,130			68,130		68,130

30 years	FY32	60,230			60,230		60,230

	FY33	52,586			52,586		52,586
	FY34	45,131			45,131		45,131
	FY35	37,901			37,901		37,901
	FY36	31,914			31,914		31,914
	FY37	27,110			27,110		27,110
	FY38	23,390			23,390		23,390
	FY39	20,621			20,624		20,624
	FY40	18,692			18,692		18,692
	FY41	17,496			17,496		17,496

40 years	FY42	16,935			16,935		16,935

	FY43	16,913			16,913		16,913
	FY44	17,575			17,575		17,575
	FY45	18,705			18,705		18,705
	FY46	20,150			20,150		20,150
	FY47	21,879			21,879		21,879
	FY48	23,894			23,894		23,894
	FY49	26,(?)91			26,191		26,181
	FY50	28,788			28,788		28,768
	FY51	31,701			31,701		31,701

50 years	FY52	34,960			34,960		34,960

	FY53	38,586			38,586		38,588

								148,57(? )	27,124

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Cashflows during period A$’000
					cash	cash	Interest on
			(?) annual		depletion	depletion	avg	Property	Net cash
		(?)	receipt, net	Indemnity	running	asbestos	Investm’t/	disposal	Inflow /
	Year	receipt	of LOC (?)	receipt	costs	litigation	overdraft	and other	(outflow)
		h1=f+g+h	h2	h3	i	j	k	l	m=h+i+j+k+l
	10/00	64,972		5,575	(900)	(16,300)	(359)	(276)	52,813
	FY02	9,933	3,080	5,575	(2,400)	(22,308)	5,629		(512)
	FY03	25,060	3,083	5,575	(2,472)	(22,838)	5,541		13,929
	FY04	23,972	3,066	5,575	(2,546)	(23,493)	7,065		13,638
	FY05	(?)	3,065	5,575	(2,023)	(24,562)	8,530		12,877
	FY06	21,807	3,072	5,575	(2,701)	(25,688)	9,903		11,968
	FY07	15,731	3,075	5,575	(2,787)	(26,834)	11,169		5,933
	FY08	5,005	3,076	73,000	(2,886)	(27,155)	15,745		66,868
	FY09	5,217	3,061		(2,952)	(27,704)	19,270		(3,087)
	FY10	5,374	3,085		(3,040)	(28,362)	18,875		(4,069)
	FY11	5,535	3,086		(3,131)	(28,753)	18,380		(4,882)

10 years	FY12	5,701	3,091		(3,225)	(29,011)	17,798		(5,846)

	FY13	5,672	3,094		(3,322)	(29,115)	17,136		(6,335)
	FY14	5,048	3,097		(3,422)	(29,051)	16,403		(6,925)
	FY15	5,230	3,100		(3,524)	(28,738)	15,616		(7,317)
	FY16	5,410			(3,830)	(28,376)	14,605		(10,985)

15 years	FY17	5,609			(3,739)	(27,794)	13,358		(11,565)

	FY18	5,607			(3,051)	(27,004)	12,058		(11,992)
	FY19	7,011			(3,907)	(26,117)	10,710		(12,362)
	FY20	7,222			(4,065)	(25,146)	9,326		(12,684)
	FY21	7,43(?)			(4,205)	(23,863)	7,923		(12,711)

20 years	FY22	7,662			(4,335)	(22,644)	6,513		(12,805)

	FY23	7,681			(4,485)	(21,447)	5,090		(12,931)
	FY24	5,120			(4,569)	(19,965)	3,670		(12,766)
	FY25	5,372			(4,737)	(18,460)	2,271	99,307	86,753
	FY26	0			(4,879)	(18,963)	12,010		(9,831)
	FY27	0			(5,025)	(15,502)	10,937		(9,590)
	FY28	0			(5,176)	(13,861)	9,902		(9,134)
	FY29	0			(5,331)	(12,234)	8,920		(8,645)
	FY30	0			(5,491)	(10,739)	7,986		(8,244)
	FY31	0			(5,650)	(9,339)	7,094		(7,901)
30 years	FY32	0			(5,825)	(8,053)	6,235		(7,644)
	FY33	0			(8,000)	(6,855)	5,400		(7,455)
	FY34	0			(9,038)	(5,780)	4,589		(7,229)
	FY35	0			(5,059)	(4,790)	3,858		(5,988)
	FY36	0			(4,153)	(3,896)	3,262		(4,803)
	FY37	0			(3,390)	(3,115)	2,791		(3,720)
	FY38	0			(2,744)	(2,454)	2,433		(2,766)
	FY39	0			(2,201)	(1,903)	2,172		(1,931)
	FY40	0			(1,752)	(1,445)	2,000		(1,197)
	FY41	0			(1,390)	(1,074)	1,903		(561)
40 years	FY42	0			(1,109)	(783)	1,871		(22)
	FY43	0			(790)	(454)	1,906		662
	FY44	0			(811)	(265)	2,005		1,130
	FY45	0			(530)	(173)	2,147		1,445
	FY46	0			(480)	(113)	2,323		1,729
	FY47	0			(447)	(68)	2,530		2,015
	FY48	0			(430)	(40)	2,768		2,298
	FY49	0			(421)	(20)	3,039		2,597
	FY50	0			(422)	(8)	3,343		2,913
	FY51	0			(436)	0	3,684		3,259

50 years	FY52	0			(438)	0	4,065		3,626

	FY53

		302,960	(?)	112,025	(159,637)	(750,658)	393,(?)00	99,031	10,(?	)[19]

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Note: which in control which Terifs of data used in calculations
		JHIL principal			Best	High
	Year	repayments		Current	Estimates	Scenario
	10/00	on 31/3/01	57,265
	FY02	on 31/3/02	0	22,252	22,308	22,406
	FY03	on 31/3/03	15,000	22,742	22,838	23,096
	FY04	on 31/3/04	15,000	23,368	23,493	23,936
	FY05	on 31/3/05	15,000	24,390	24,562	25,209
	FY06	on 31/3/06	15,000	25,474	25,688	26,556
	FY07	on 31/3/07	10,000	26,667	28,834	27,986
	FY08	on 31/3/08	0	26,898	27,155	28,682
	FY09			27,049	27,704	29,674
	FY10			27,217	28,362	30,829
	FY11			27,133	28,753	31,769

10 years	FY12			26,931	29,011	32,639

	FY13			26,595	29,115	33,400
	FY14			26,094	29,051	34,038
	FY15			25,410	28,738	34,385
	FY16			24,540	28,376	34,597

15 years	FY17			23,512	27,794	34,680

	FY18			22,319	27,004	34,517
	FY19			20,945	26,117	34,242
	FY20			19,406	25,146	34,541
	FY21			17,687	23,863	33,879

20 years	FY22			15,781	22,644	32,958

	FY23			13,664	21,447	31,882
	FY24			11,495	19,965	30,577
	FY25			9,325	18,460	29,121
	FY26			7,119	16,963	27,601
	FY27			4,925	15,502	25,697
	FY28			3,060	13,861	24,003
	FY29			2,042	12,234	22,221
	FY30			1,370	10,739	20,275
	FY31			842	9,339	18,302

30 years	FY32			472	8,053	16,353

	FY33			257	6,855	14,461
	FY34			90	5,780	12,617
	FY35			26	4,790	10,969
	FY36			0	3,896	9,380
	FY37			0	3,115	7,864
	FY38			0	2,454	6,489
	FY39			0	1,903	5,285
	FY40			0	1,445	4,235
	FY41			0	1,074	3,215

40 years	FY42			0	783	2,335

	FY43			0	454	1,477
	FY44			0	265	964
	FY45			0	173	670
	FY46			0	113	448
	FY47			0	68	279
	FY48			0	40	164
	FY49			0	20	84
	FY50			0	0	37
	FY51			0	0	7

50 years	FY52

	FY53

				557,095	734,358	971,235

Interest rate JHIL to JH&Coy	8.13%	Initial running costs pa	$2,400	Paid on (????)	Note: data from Karl Marshall, Friday 9 Feb

ANNEXURE N

This is a copy of Exhibit 3, Volume 3, Tab 1

Asbestos Liabilities
VIII Accident Compensation Seminar
Bruce Watson and Mark Hurst
29th November 2000
TROWBRIDGE
CONSULTING
Deloitte Touche Tohmatsu

VIII Accident Compensation Seminar
Setting the Scene — USA
About 2,500 deaths occur in the US every year due to mesothelioma. The number is not yet falling.
Owens Corning field for bankruptcy in October after revealing that their total asbestos claims cost may be as high as $7 billion
MetLife Insurance increased their asbestos reserves to $1.3 billion in 1998. Estimate of future claim numbers increased to 3 times the numbers previously assumed
Recent Californian mesothelioma award of $5.1 million
TROWBRIDGE CONSULTING
Deloitte Touche Tohmatsu

Setting the Scene — Europe
VIII Accident Compensation Seminar
In the UK there are 1,300 deaths caused by mesothlioma per annum
Equitas in London “could be facing bankruptcy due to unforeseen asbestos liabilities”. One analyst estimates £2.2 billion in additional asbestos settlements since 1996
In Western Europe mesothlioma deaths projected to double over the next 20 years
TROWBRIDGE CONSULTING
Deloitte Touche Tohmatsu

Setting the Scene — Australia
VIII Accident Compensation Seminar
More than 400 mesothelioma cases per annum
NSW Dust Diseases Board new mesothelioma and lung cancer cases increased 25% in 2000
1.125 million mesothelioma settlement (Beruldsen) in June this year
TROWBRIDGE CONSULTING
Deloitte Touche Tohmatsu

Aims of Presentation
VIII Accident Compensation Seminar
Examine latest claims experience
Understand implications of a number of significant legal and other developments
Review recent projections of future claims experience and current methods for estimating asbestos — related disease liabilities
Update method for the estimation of future asbestos reserves
TROWBRIDGE CONSULTING
Deloitte Touche Tohmatsu

Background
VIII Accident Compensation Seminar
Disease types
mesothelioma
lung cancer
non — malignant diseases (eg asbestosis)
Exposure to asbestos in Australia
Before 1943 : Relatively little exposure
1943 to 1966: Wittenoom mine operated
1940 to 1970: Asbestos product manufacturing
Up to late 1970’s: Building industry
Since then : distributed/removal
latency period
can vary between 15 and 60 years depending on disease type and level of exposure
TROWBRIDGE CONSULTING
Deloitte Touche Tohmatsu

VIII Accident Compensation Seminar
Australian Mesothelioma Experience — Overview

Mesothelioma numbers continue to rise
Deloitte Touche Tohmatsu
TROWBRIDGE CONSULTING

VIII Accident Compensation Seminar
Australian Mesothelioma Experience — WC
Many public/product liability claims are being lodged against the manufacturers and suppliers of asbestos products
The increase in liability claims is most likely due to later exposure to asbestos — may lead to a later peak than previously
Deloitte Touche Tohmatsu
TROWBRIDGE CONSULTING

VIII Accident Compensation Seminar
Australian Mesothelioma Experience — Industry
Some evidence of an increasing trend in the building industry (DDB data)
Deloitte Touche Tohmatsu
TROWBRIDGE CONSULTING

VIII Accident Compensation Seminar
Australian Mesothelioma Experience — Drivers
Workers’ compensation v Public/product liability claims
Change in mix by industry
Stevedores
Crimmins case: landmark case established SIFC’s duty of care to waterside workers lawyers predicting 300+ cases from other former waterside workers
Greater awareness of ability to make claim
increased plaintiff lawyer activity
Deloitte Touche Tohmatsu
TROWBRIDGE CONSULTING

VIII Accident Compensation Seminar
Australian Experience — Actual v Expected
Actual experience = Australian Mesothelioma Register since 1981
“Expected” = projections based on 1981-90 experience
Deloitte Touche Tohmatsu
TROWBRIDGE CONSULTING

VIII Accident Compensation Seminar
Australian Experience — Actual v Expected
Actual experience = NSW Dust Diseases Board since 1981 Mesothe liana awards clearly higher than expected Actual almost up to TOTAL Andrews & Atkins (high) forecast
Actual v Expected — NSW Dust Diseases Board
TROWBRIDGE CONSULTING
Deloitte touch Tohmatsu

VIII Accident Compensation Seminar
Australian Experience — Actual v Expected
Actual experience = Insurance company data 12 insurers provided asbestos claims data Evidence of change in reporting practice
Actual v Expected — Insurance Company Data
Deloitte touch Tohmatsu
TROWBRIDGE CONSULTING

VIII Accident Compensation Seminar
Overseas Mesothelioma Experience
The growth in mesothelioma deaths in the UK is very similar to the number of cases of mesothelioma registered in Australia
US experience has shown an earlier levelling off (though data is not comprehensive)
Overseas Mesothelioma Experience
Deloitte touch Tohmatsu
TROWBRIDGE CONSULTING

VIII Accident Compensation Seminar
Experience — Lung Cancer (Compensated)
DDB : Lung cancer awards about 15% of number of mesothelioma awards in 4 years to 30 June 1999. In year to 30 June 2000 proportion jumped to 27%, Recent NSW Compensation court decision (Scales) challenged DDB criteria
By comparison : insurers’ data 13% (4 years to 1997); 10-15% for other portfolios we’ve analysed; UK 5-10%; US 150%
Lung Cancer v Mesothelioma Awards (DDB)
Deloitte touch Tohmatsu
TROWBRIDGE CONSULTING

VIII Accident Compensation Seminar
Lung Cancer Outlook
For compensation in Australia, usually lung cancer must be accompanied by asbestosis (Weill theory)
Lower standard of causation has been accepted in a number of cases, based on exposure and/or fibre burden (Helsinki criteria)
If lower standard becomes prevalent for compensation, the number of compensated asbestos-related lung cancer cases could skyrocket:
current level; around 15% of number of mesothelioma cases
gloom and doom estimates: up to 300% (ie increase of 20 times)
UK/US projections: indicate around 100%
Wittenoom (Berry projections): indicate 40% to 60%
Expect some offset in average claim size if numbers increase substantially
TROWBRIDGE CONSULTING

VII Accident Compensation Seminar
Australian Experience — Non-malignant diseases
Includes asbestosis, pleural plaques, ARPD
For DDB, non-malignant about 30% above mesothelioma. This is similar to other portfolios we’ve examined.
For insurers about 3 times as many non-malignant claims as mesothelioma claims — question the data
Non-malignant v Mesothelioma Awards (DDB)
TROWBRIDGE CONSULTING
Deloitte Touche Tohmatsu

VII Accident Compensation Seminar
Other Recent Developments
Legislation changes in NSW and Victoria to allow general damages to survive the death of the plaintiff
Legislation in NSW to allow the Dust Diseases Board to recover “offsets” of statutory benefits from common law defendants
A tendency to more multiple defendants
Painful plaques/fear of contracting mesothelioma
SV40 research
TROWBRIDGE CONSULTING
Deloitte Touche Tohmatsu

VII Accident Compensation Seminar
Reserving
A simple reserving approach was proposed by Andrews and Atkins (A & A) in their 1993 paper
Asbestos reserves for a particular company equals incurred cost at valuation date x (“IBNR”) factor
Reserves each year are updated by rolling forward reserve (ie using updated incurred and A & A IBNR factor)
Two A & A bases -
low basis : assumes stable experience from 1991 to 2000 and then gradual reduction until 2020 high basis : assumes increased numbers to 2001 reducing to 2020
TROWBRIDGE CONSULTING
Deloitte Touche Tohmatsu

VII Accident Compensation Seminar
Current Reserving Approach — Problems
Graph shows projection of Mesothelioma Register using A & A models on data to 1996 A & A models have not allowed sufficiently for sharp upward trend in actual mesothelioma reports in 1990’s even using Mesothelioma Register data
Andrews and Atkins Projections
TROWBRIDGE CONSULTING
Deloitte Touche Tohmatsu

VII Accident Compensation Seminar
Current Reserving Approach — Problems
A & A method based on data to 1990 => out of date
Experience during the 1990’s worse than expected. Automatic response to claim trends not sufficient
Method relies on 1980’s experience which tended to be understated, particularly for insurers
Many companies may now have sufficient claims data to apply a more direct method
Simple method does not provide detailed information on future cashflows or expected numbers which makes review of claims experience problematic
TROWBRIDGE CONSULTING
Deloitte Touche Tohmatsu

VII Accident Compensation Seminar
Updated Reserving Approach — Mesothelioma
Models
Basis = “survival ratio” of number of future years of claims (ie IBNR/current number per annum) Applied here to Mesothelioma Register All models are based on 430 claims in 1996
Revised Mesothelioma Models
TROWBRIDGE CONSULTING
Deloitte Touche Tohmatsu

VIII Accident Compensation Seminar
Updated Reserving Approach — Numbers
What would be the required increase in a company’s asbestos provision if they have been using the A & A (High) basis?
Mesothelioma numbers: Under current approach -
if had 5,500 claims to end of 2000 say
multiply by IBNR factor (from A&A high) of 0.80
projected future numbers = 4,500
Under revised approach –
Increase in projected number of Mesothelioma claims
A & A High Berry Medium Berry High —— —— —
Survival ratio
(=future no/claims in 2000 12.8 19.0 23.0
Future claims 6,300 9,400 11,400
Increase required 40% 109% 153%
TROWBRIDGE
CONSULTING
Deloitte Touche Tohmatsu

VIII Accident Compensation Seminar
Updated Reserving Approach — Extension
Estimate future mesothelioma numbers using model. Need to select pattern of reports (eg Berry High) and expected level of claims in year following valuation
Calculate mesothelioma cashflows. Need to make assumptions re -
average mesothelioma size
inflation and discount rates
Estimate lung cancer and non-malignant cashflows:
For lung cancer could assume numbers proportional to mesothelioma numbers (a simplification)
May want to allow for increasing proportion if pessimistic about litigation
For non-malignant modelling is largely guesswork
TROWBRIDGE
CONSULTING
Deloitte Touche Tohmatsu

VIII Accident Compensation Seminar
Updated Reserving Approach — Provisions
Projected mesothelioma numbers significantly higher if use updated models
Average settlement costs haven’t changed significantly => many companies are likely to be under reserving
TROWBRIDGE
CONSULTING
Deloitte Touche Tohmatsu

VIII Accident Compensation Seminar
Summary
Many insurers and other parties exposed to asbestos-related disease liabilities may be significantly under reserved for one or more of the following reasons -
Claim number experience in 1960’s generally worse than expected
Recent developments (changes to legislation, weakening of lung cancer criteria, increased Stevedore claims, plaintiff lawyer activity etc) may have adverse affect on claim numbers and settlement amounts
Use of out of date approach to reserving
We recommend review experience and approach used to estimate reserves
TROWBRIDGE
CONSULTING
Deloitte Touche Tohmatsu

VIII Accident Compensation Seminar
Other stuff
This presentation will be on our website -
www.trowbridge.com.au
Acknowledgments
insurers and others for providing data
Karl Marshall and Myooran Mahalingam from Trowbridge for all their help
TROWBRIDGE
CONSULTING
Deloitte Touche Tohmatsu

ANNEXURE O

This is a copy of Exhibit 1, Volume 6, Tab 60

Deed of Covenant and Indemnity

James Hardie Industries Limited

James Hardie & Coy Pty Limited

Jsekarb Pty Limited

Allen Allen & Hemsley
The Chifley Tower
2 Chifley Square
Sydney NSW 2000
Australia
Tel 61 2 9230 4000
Fax 61 2 9230 5333

© Copyright Allen Allen & Hemsley 2001

Deed of Covenant and Indemnity	Allen Allen & Hemsley

Date	February 2001

Parties

1.	James Hardie Industries Limited ABN 60 000 009 263 of Level 8, 65 York Street, Sydney, NSW 2000 (JHIL);

2.	James Hardie & Coy Pty Ltd ABN 49 000 035 512 of Level 8, 65 York Street, Sydney, NSW 2000 (Coy); and

3.	Jsekarb Pty Limited ABN 98 000 387 342 of Level 8, 65 York Street, Sydney, NSW 2000 (Jsekarb).

Recitals

A	JHIL has agreed to pay certain sums to each of Coy and Jsekarb, as more particularly described in clause 3, in consideration for Coy and Jsekarb covenanting not to make any claim against any JHIL Party in the terms of clause 3.

B	JHIL has also agreed to pay certain further sums to each of Coy and Jsekarb, as more particularly described in clause 4, in consideration for Coy and Jsekarb granting an indemnity to each JHIL Party in the terms of clause 4.

C	The respective amounts to be paid to Coy and Jsekarb have been calculated by reference to the parties’ best estimate of the value of future claims against Coy and Jsekarb based on the expected relative claims profile of those companies. In the event that those calculations are inaccurate, JHIL has required that Coy and Jsekarb establish the risk-sharing arrangement in the terms of clause 7.

IT IS AGREED as follows.

1.	Definitions and Interpretation

1.1	Definitions

The following definitions apply unless the context requires otherwise:

Allowable Deduction means, in respect of any Applicable Losses, that portion (if any) of the Applicable Losses which the relevant JHIL Party is entitled to deduct under section 8-1 and 8-5 of the Income Tax Assessment Act 1997 or, if that Act does not exist for any reason, the equivalent section or sections in relation to any subsequent Act enacted for the purposes of calculating taxable income;

Deed of Covenant and Indemnity	Allen Allen & Hemsley

Applicable Corporate Tax Rate means the Corporate Tax Rate applicable to a JHIL Party for the financial year in which the relevant Applicable Losses were suffered or incurred by that JHIL Party;

Applicable Losses means Losses suffered or incurred by a JHIL Party which give rise to an Indemnity Amount;

Business Day means a day on which banks are generally open for business in New South Wales, other than a Saturday or Sunday;

Claim means any claim, demand, action, cause of action or proceeding (whether based in contract, tort, statute, at law or otherwise howsoever) whether arising in Australia or in any other part of the world and whether or not substantiated;

Completion means completion of the sale of the JHIL Shares; Consideration has the meaning given to that term by the GST Law;

Corporate Tax Rate means, in respect of a corporation, the rate at which that corporation is to be taxed under the Commonwealth Income Tax Rates Act 1986;

Coy’s Bank Account means account no. (012 003) 7751 66786 held at the ANZ Bank, Pitt & Hunter Streets, Sydney Branch, NSW or such other account as is notified by Coy to JHIL and Jsekarb in writing from time to time;

Discount Factor means the 10 year Australian Government bond rate expressed on a. yield basis;

Effective Date means the date of this Deed;

Establishment Letter means the deed poll letter of JHIL to Medical Research and Compensation Foundation dated on or about the date of this Deed;

GST means the goods and services tax as imposed by the GST Law together with any related interest, penalties, fines or other charges;

GST Amount means any Payment (or the relevant part of that Payment) multiplied by the appropriate rate of GST (currently 10%);

GST Law has the meaning given to that term in A New Tax System (Goods and Services Tax) Act 1999, or, if that Act does not exist for any reason, means any Act imposing or relating to the imposition or administration of a goods and services tax in Australia and any regulation made under that Act;

Indemnity Amount means an amount payable by Coy or Jsekarb pursuant to the indemnity in clause 4.1 (a) and (b) respectively;

Input Tax Credit has the meaning given to that term by the GST Law;

Interest Rate means the base rate charged by the relevant payee’s principal banker to corporate customers from time to time for overdraft facilities in excess of $100,000 calculated on a daily basis and a year of 365 days;

Deed of Covenant and Indemnity	Allen Allen & Hemsley

JHIL Party means JHIL and each Related Body Corporate of JHIL other than Coy and Jsekarb (including bodies corporate, whether now or previously in existence, which were, at any time prior to the date of this Deed, Related Bodies Corporate of JHIL) and each of their respective present or past directors, officers, employees and agents from time to time;

JHIL Shareholder means the person, if any, who is the sole registered holder of the JHIL Shares from time to time;

JHIL Shares means all of the issued ordinary shares in JHIL from time to time;

Jsekarb’s Bank Account means account no. (012 003) 7753 82171 held with the ANZ Bank, Pitt & Hunter Streets, Sydney branch, NSW or such other account as is notified by Jsekarb to Coy and JHIL in writing from time to time;

Loan Agreement means the loan deed entered into between JHIL and Coy on or about the date of this Deed;

Loss means any loss, liability, cost (whether or not the subject of a court order), expense or damage;

Net Indemnity Amount means, in respect of an Indemnity Amount, the Indemnity Amount less such portion of the Applicable Losses to which the Indemnity Amount relates as are an Allowable Deduction for the JHIL Party which suffered or incurred the Applicable Losses;

Payment means any amount payable under or in connection with this Deed including any amount payable by way of indemnity, reimbursement or otherwise and includes the provision of any non-monetary consideration;

Prescribed Period means the period commencing on the Effective Date and expiring on the 15th anniversary of the Effective Date;

Recognised Tax Adviser means:

(a)	(unless (b) applies) an independent firm of accountants appointed by the relevant JHIL Party with notice in writing to Coy and Jsekarb of such appointment; or

(b)	should Coy or Jsekarb dispute the appointment of the firm referred to in paragraph (a) above by notice in writing to the relevant JHIL Party within 15 days of receipt of notice of the appointment, a firm of accountants appointed, on the application of either Coy or Jsekarb (as appropriate) or the relevant JHIL Party, by the President of the Institute of Chartered Accountants in Australia;

Related Body Corporate means, in relation to a body corporate, a body corporate which is related to it within the meaning of section 50 of the Corporations Law;

Related Transaction means any payment contemplated by this Deed, the Loan Agreement or the Establishment Letter,

Schedule 3 Notice has the meaning given in Clause 5.1;

Deed of Covenant and Indemnity	Allen Allen & Hemsley

Security Interest includes any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind including but not limited to retention of title or any deposit by way of security;

Supplies has the meaning given to that term by the GST Law;

Tax Invoice has the meaning given to that term by the GST Law; and

Taxable Supply has the meaning given to that term by the GST Law.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise:

(a)	The singular includes the plural and conversely;

(b)	A gender includes all genders;

(c)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(d)	A reference to a person includes a body corporate, an unincorporated body or other entity and conversely;

(e)	A reference to a clause or schedule is to a clause of or schedule to this Deed;

(f)	A reference to any party to this Deed or any other agreement or document includes the party’s successors and permitted assigns;

(g)	mentioning anything after include, includes or including does not limit what else might be included;

(h)	A reference to conduct includes any omission, representation, statement or undertaking, whether or not in writing.

2.	Payment by JHIL

2.1	First Payment

Further to clauses 3.2(a) and 4.2(a):

(a)	Coy acknowledges the receipt of a total of $5,296,250 from JHIL, being payment in full of payment number 1 in each of Schedules 1 and 2; and

(b)	Jsekarb acknowledges the receipt of a total of $278,750 from JHIL, being payment in full of payment number 1 in each of Schedules 3 and 4.

2.2	No admission by JHIL

The parties agree that no payment made by JHIL in accordance with this Deed is an admission of liability by JHIL or any other JHIL Party to Coy, Jsekarb or any other person in respect of any matter whatsoever including without limitation the matters referred to in this Deed.

Deed of Covenant and Indemnity	Allen Allen & Hemsley

Method of Payment

Each payment to be made by JHIL under this Deed:

(a)	if to Coy, shall be made by telegraphic transfer to Coy’s Bank Account or such other means as Coy and JHIL may agree; and

(b)	if to Jsekarb, shall be made by telegraphic transfer to Jsekarb’s Bank Account or such other means as Jsekarb and JHIL may agree.

3.	Covenant

Covenant

In consideration of the payment by JHIL of the amounts set out in Schedules 1 and 3, subject to clauses 3.3 and 4A, to Coy and Jsekarb respectively, each of Coy and Jsekarb severally covenants and undertakes not to make any Claim (subject to clauses 3.2 and 3.4) against any JHIL Party in connection with, arising from or incidental to, whether directly or indirectly, past or present, the marketing, manufacture, processing, purchase, sale, distribution or importation of asbestos or products containing asbestos or the payment of moneys by Coy and/or Jsekarb to any JHIL Party whether by way of dividend, distribution, management fees or otherwise.

3.2	Payment for Covenant

(a)	JHIL agrees to pay to Coy and Jsekarb respectively, in the manner provided in clause 2.3 and subject to clauses 3.3 and 4A, each amount set out, in the case of Coy, in column 2 of Schedule 1 by the date stipulated for payment in column 3 of Schedule 1 and, in the case of Jsekarb, in column 2 of Schedule 3 by the date stipulated for payment in column 3 of Schedule 3, provided that, if JHIL does not pay any such amount by that date, then:

(i)	JHIL shall pay interest to Coy or Jsekarb (as the case may be) on the amount in question on a daily basis from the date the amount was due for payment until the date of actual payment, at the Interest Rate plus 250 basis points; and

(ii)	notwithstanding any failure by JHIL to pay the amount by the date stipulated for payment in column 3 of Schedule 1 or column 3 of Schedule 3, each JHIL Party shall still benefit from the covenant and undertaking given by Coy or Jsekarb (as the case may be) in clause 3.1 provided that JHIL pays to Coy the overdue amount (plus default interest calculated in accordance with clause 3.2(a)(i)), within one month of receiving a written notice from Coy or Jsekarb (as the case may be) requesting payment.

(b)	Without prejudice to the generality of clause 3.1, each payment to Coy as set out in Schedule 1, and to Jsekarb as set out in Schedule 3, is to be treated as consideration for the provision by Coy and Jsekarb respectively of the covenant and undertaking in clause 3.1 for a 12 month period commencing on the date stipulated for payment of that

Deed of Covenant and Indemnity	Allen Allen & Hemsley

payment in column 3 of Schedules 1 and 3 respectively, save that the foregoing shall not apply in respect of:

(i)	the payment by JHIL of payment number 42 set out in each of Schedules 1 and 3, being the last payments to be made in accordance with clause 3.2;

(ii)	the payment by JHIL of the total sum of $36,500,000 in accordance with clause 3.3;

(iii)	the payment by JHIL of the amount, following a demand by Coy, determined in accordance with clause 4A1; or

(iv)	the payment by JHIL of the amount, following a demand by Jsekarb, determined in accordance with clause 4A2,

so that each JHIL Party shall be entitled forever under a continuing covenant and undertaking of Coy or Jsekarb, as applicable:

(A)	in the case of (i) or (ii) above, provided such payment is made in full in accordance with clause 3.2 or 3.3 (as appropriate), to the benefit of the covenants and undertakings given by both Coy and Jsekarb in clause 3.1 from the date stipulated for such payments in accordance with clause 3.2 or 3.3 (as appropriate);

(B)	in the case of (iii) above, provided such payment is made in accordance with clause 4A1, to the benefit of the covenant and undertaking given by Coy in clause 3.1 from the date of such payment in accordance with clause 4A1; or

(C)	in the case of (iv) above, provided such payment is made in accordance with clause 4A2, to the benefit of the covenant and undertaking given by Jsekarb in clause 3.1 from the date of such payment in accordance with clause 4A2.

3.3	JHIL Option

The parties agree that JHIL may elect, by notice in writing to Coy and Jsekarb, instead of making the payments numbered 8 to 42 in each of Schedules 1 and 3, to pay to Coy and Jsekarb the sums of $34,675,000 and $1,825,000 respectively by die date specified for payment of payment number 8 in each of Schedules 1 and 3, namely 15 February 2008.

3.4	Lapse of Covenant

(a)	If JHIL not only fails to pay an amount, to Coy as set out in column 2 of Schedule 1, or to Jsekarb as set out in column 2 of Schedule 3, by the stipulated date but also fails to pay the overdue amount by the date determined in accordance with clause 3.2(a)(ii), then the covenant and undertaking given by Coy or Jsekarb (as the case may be) in clause 3.1 shall lapse from the date, determined in accordance with clause 3.2(a)(ii), by which the overdue amount is to be paid.

(b)	For the avoidance of doubt, Clause 3.4(a) shall not apply either:

Deed of Covenant and Indemnity	Allen Allen & Hemsley

(i)	where JHIL has elected to pay, and has paid, to Coy and Jsekarb the sums set out in, and in accordance with, clause 3.3; or

(ii)	(in respect of the covenant and undertaking given by Coy) where JHIL has paid the amount in full, following a demand by Coy, determined in accordance with clause 4A1; or

(iii)	(in respect of the covenant and undertaking given by Jsekarb) where JHIL has paid the amount in full, following a demand by Jsekarb, determined in accordance with clause 4A2.

(c)	Notwithstanding clauses 3.2(a) and 3.4(a) and for the avoidance of doubt, a failure by JHIL to pay to Coy or Jsekarb an amount set out in column 2 of Schedule 1 or 3 (as the case may be) by the stipulated date and/or a failure to pay the overdue amount to Coy or Jsekarb by the date determined in accordance with clause 3.2(a)(ii), shall not affect the continued validity and effectiveness of the covenant and undertaking given by Jsekarb (in the case of a failure to pay Coy) or Coy (in the case of a failure to pay Jsekarb) to each JHIL Party under clause 3.1.

4.	Indemnity

4.1	Indemnity by Coy and Jsekarb

(a)	In consideration of the payment by JHIL to Coy of the amounts set out in Schedule 2, subject to clauses 4.3 and 4A1, Coy shall (subject to clauses 4.2,4.4 and 4.5), to the greatest extent permitted by law, indemnify and hold harmless each JHIL Party in respect of:

(i)	all Claims which any person may bring or make against such JHIL Party whenever arising and whenever alleged; and

(ii)	all Losses suffered or incurred by such JHIL Party whenever suffered,

in each case arising from, in connection with or incidental to, whether directly or indirectly, the marketing, manufacture, processing, purchase, sale, distribution or importation by Coy, at any time before the date of this Deed, of asbestos or products containing asbestos.

(b)	In consideration of the payment by JHIL to Jsekarb of the amounts set out in Schedule 4, subject to clause 4.3 and 4A2, Jsekarb shall (subject to clauses 4.2,4.4 and 4.5), to the greatest extent permitted by law, indemnify and hold harmless each JHIL Party in respect of:

(i)	all Claims which any person may bring or make against such JHIL Party whenever arising and whenever alleged; and

(ii)	all Losses suffered or incurred by such JHIL Party whenever suffered,

in each case arising from, in connection with or incidental to, whether directly or indirectly, the marketing, manufacture, processing,

Deed of Covenant and Indemnity	Allen Allen & Hemsley

purchase, sale, distribution or importation by Jsekarb, at any time before the date of this Deed, of asbestos or products containing asbestos.

4.2	Payment for and Duration of Indemnity

(a)	JHIL agrees to pay to Coy and Jsekarb respectively, in the manner provided in clause 2.3 and subject to clauses 4.3 and 4A, each amount set out, in the case of Coy, in column 2 of Schedule 2 by the date stipulated for payment in column 3 of Schedule 2 and, in the case of Jsekarb, in column 2 of Schedule 4 by the date stipulated for payment in column 3 of Schedule 4, provided that, if JHIL does not pay any such amount by that date, then:

(i)	JHIL shall pay interest to Coy or Jsekarb (as the case may be) on the amount in question on a daily basis from the date the amount was due for payment until the date of actual payment, at the Interest Rate plus 250 basis points; and

(ii)	notwithstanding any failure by JHIL to pay the amount by the date stipulated for payment in column 3 of Schedule 2 or column 3 of Schedule 4, each JHIL Party shall still benefit from the indemnity given by Coy or Jsekarb (as the case may be) in clause 4.1 relating to such amount provided that JHIL pays to Coy or Jsekarb (as the case may be) the overdue amount (plus default interest calculated in accordance with clause 4.2(a)(i), within one month of receiving a written notice from Coy or Jsekarb (as the case may be) requesting payment.

(b)	Without prejudice to the generality of clause 4.1, each payment, to Coy as set out in Schedule 2, and to Jsekarb as set out in Schedule 4, is to be treated as consideration for the provision by Coy and Jsekarb of the indemnity in clause 4.1 (a) and (b) respectively for a 12 month period commencing on the date stipulated for payment of that payment in column 3 of Schedules 2 and 4 respectively, save that the foregoing shall not apply in respect of:

(i)	the payment by JHIL of payment number 42 set out in each of Schedules 2 and 4, being the last payments to be made in accordance with clause 4.2;

(ii)	the payment by JHIL of the total sum of $36,500,000 in accordance with clause 4.3;

(iii)	the payment by JHIL of the amount, following a demand by Coy, determined in accordance with clause 4A1; or

(iv)	the payment by JHIL of the amount, following a demand by Jsekarb, determined in accordance with clause 4A2,

so that each JHIL Party shall be entitled forever under a continuing obligation of Coy or Jsekarb. as applicable:

(A)	in the case of (i) or (ii) above, provided such payment is made in full in accordance with clause 4.2 or 4.3 (as appropriate), to the benefit of the indemnity given by

Deed of Covenant and Indemnity	Allen Allen & Hemsley

both Coy and Jsekarb in clause 4.1 from the date stipulated for such payment in accordance with clause 4.2 or 4.3 (as appropriate);

(B)	in the case of (iii) above, provided such payment is made in full in accordance with clause 4A1, to the benefit of the indemnity given by Coy in clause 4.1 (a) from the date of such payment in accordance with clause 4A1; or

(C)	in the case of (iv) above, provided such payment is made in full in accordance with clause 4A2, to the benefit of the indemnity given by Jsekarb in clause 4.1(b) from the date of such payment in accordance with clause 4A2.

4.3	JHIL Option

The parties agree that JHIL may elect, by notice in writing to Coy and Jsekarb, instead of making the payments numbered 8 to 42 in each of Schedules 2 and 4, to pay to Coy and Jsekarb the sums of $34,675,000 and $1,825,000 respectively by the date specified for payment of payment number 8 in each of Schedules 2 and 4, namely 15 February 2008.

4.4	Lapse of Indemnity

(a)	If JHIL not only fails to pay an amount, to Coy as set out in column 2 of Schedule 2, or to Jsekarb as set out in column 2 of Schedule 4, by the stipulated date but also fails to pay the overdue amount by the date determined in accordance with clause 4.2(a)(ii), then:

(i)	the indemnity given by Coy or Jsekarb (as the case may be) in clause 4.1 shall lapse from the date, determined in accordance with clause 4.2(a)(ii), by which the overdue amount is to be paid; but

(ii)	notwithstanding such lapse, each JHIL Party shall be entitled to the continued benefit of the indemnity in clause 4.1 in respect of any Losses suffered or incurred by that JHIL Party following such lapse, but only:

(A)	to the extent that such Losses relate to a Claim brought or made against the JHIL Party prior to the lapse of the indemnity given by Coy or Jsekarb (as the case may be) in clause 4.1; and

(B)	provided that the JHIL Party notified Coy and Jsekarb, in writing of the Claim prior to the lapse of the indemnity given by Coy or Jsekarb (as the case may be) in clause 4.1.

(b)	For the avoidance of doubt, clause 4.4(a) shall not apply either:

(i)	where JHIL has elected to pay, and has paid, to Coy and Jsekarb the sums set out in, and in accordance with, clause 4.3; or

Deed of Covenant and Indemnity	Allen Allen & Hemsley

(ii)	(in respect of the indemnity given by Coy) where JHIL has paid the amount, following a demand by Coy, determined in accordance with clause 4A1; or

(iii)	(in respect of the indemnity given by Jsekarb) where JHIL has paid the amount, following a demand by Jsekarb, determined in accordance with clause 4A2.

(c)	Notwithstanding clauses 4.2(a) and 4.4(a), a failure by JHIL to pay to Coy or Jsekarb an amount set out in column 2 of Schedule 2 or 4 (as the case may be) by the stipulated date and/or a failure to pay the overdue amount to Coy or Jsekarb by the date determined in accordance with clause 4.2(a)(ii), shall not affect the continued validity and effectiveness of the indemnity given by Jsekarb (in the case of a failure to pay Coy) or Coy (in the case of a failure to pay Jsekarb) to each JHIL Party under clause 4.1.

4.5	Insurance

Neither Coy nor Jsekarb will be liable to indemnify and hold harmless any JHIL Party in respect of any Loss suffered or incurred by the JHDL Party which would otherwise be covered by the indemnity in clause 4.1 (a) or (b) to the extent that the JHIL Party recovers (or, but for this Deed, would be entitled to recover) that Loss or any part of that Loss under any insurance policy. To this effect, if a JHIL Party suffers or incurs a Loss covered by the indemnity in clause 4.1 (a) or (b):

(a)	the JHIL Party shall be entitled to require Coy (if relating to the indemnity in clause 4.1 (a)) or Jsekarb (if relating to the indemnity in clause 4.1(b)) to advance forthwith to the JHIL Party the Loss or any part of the Loss pending payment (if any) by the relevant insurer;

(b)	subject to compliance by Coy or Jsekarb (as the case may be) with clause 4.5(a), the JHIL Party shall thereafter use its reasonable endeavours, if the Loss is or may be entitled to be recovered under the terms of any insurance policy of or applicable to it, to recover the same from the relevant insurer; and

(c)	to the extent the JHIL Party recovers the Loss in accordance with clause 4.5(b), it shall repay to Coy or Jsekarb (as the case may be) an equivalent amount not exceeding the amount advanced by Coy or Jsekarb (as the case may be) in accordance with clause 4.5(a).

4.6	Taxation

(a)	Where Coy or Jsekarb is required to pay an Indemnity Amount, the total amount payable by Coy or Jsekarb (as the case may be) shall be the sum of “x” plus “y”, where:

Deed of Covenant and Indemnity	Allen Allen & Hemsley

  x = the Indemnity Amount;

  z = the Net Indemnity Amount.

(b)	In calculating the Net Indemnity Amount for the purposes of clause 4.6(a), the relevant JHIL Party shall be assumed to be entitled to an Allowable Deduction in respect of the entirety of the relevant Applicable Losses, unless that JHIL Party furnishes a written opinion of a Recognised Tax Adviser to the effect that the JHIL Party is not so entitled, or that it is only entitled to an Allowable Deduction in respect of part of the relevant Applicable Losses, in which case the JHIL Party shall, subject to clause 4.6(c), be deemed for the purposes of calculating the Net Indemnity Amount to be entitled only to an Allowable Deduction to the extent, if at all, determined in accordance with such opinion.

(c)	The opinion of a Recognised Tax Adviser obtained in accordance with clause 4.6(b) shall be final in calculating the Net Indemnity Amount for the purposes of clause 4.6(a), save in the case of manifest error in respect of the facts on which the opinion was based, in which case clause 12 shall apply.

Coy and Jsekarb Option

Coy Option

The parties agree that if, at any time after the date of this Deed, the total amount (as recorded in the accounting records of Coy) equal to:

(i)	all amounts paid by Coy to any person (including any JHIL Party under this Deed) in respect of asbestos-related Claims (including legal costs and expenses) and which are not recovered by Coy under any insurance contract; less

(ii)	the amount of monies paid under the litigation management contract executed by Coy on or about the date of this Deed (or any similar such contract),

since the date of this Deed, is greater than $142,500,000, then Coy shall have the right to demand payment from JHIL (to be paid within one month of demand) in one lump sum of the net present value as at the date of payment (calculated by reference to the Discount Factor as at the date of payment) of all amounts referred to in Schedules 1 and 2 which have a date for payment falling after the date of the demand, provided that Coy shall not be entitled to demand such payment if JHIL has previously paid to Coy the amounts of $34,675,000 and $34,675,000 in accordance with clauses 3.3 and 4.3.

Deed of Covenant and Indemnity	Allen Allen & Hemsley

4A.2 Jsekarb Option

The parties agree that if, at any time after the date of this Deed, the total amount (as recorded in the accounting records of Jsekarb) equal to:

(i)	all amounts paid by Jsekarb to any person (including any JHIL Party under this Deed) in respect of asbestos-related Claims (including legal costs and expenses) and which are not recovered by Jsekarb under any insurance contract; less

(ii)	the amount of monies paid under the litigation management contract executed by Jsekarb on or about the date of this Deed (or any similar such contract),

since the date of this Deed, is greater than $7,500,000, then Jsekarb shall have the right to demand payment from JHIL (to be paid within one month of demand) in one lump sum of the net present value as at the date of payment (calculated by reference to the Discount Factor as at the date of payment) of all amounts referred to in Schedules 1 and 2 which have a date for payment falling after the date of the demand, provided that Jsekarb shall not be entitled to demand such payment if JHIL has previously paid to Jsekarb the amounts of $1,825,000 and $1,825,000 in accordance with clauses 3.3 and 4.3.

5.	Covenant to acquire JHIL Shares

5.1	Covenant to acquire

Coy hereby covenants to the JHIL Shareholder that Coy shall, on receipt of a notice from the JHEL Shareholder in the form of Schedule 3 (Schedule 3 Notice), acquire the JHIL, Shares in whole and in one lot.

5.2	Exercise

The JHIL Shareholder may require Coy to acquire the JHIL Shares by giving to Coy a Schedule 3 Notice at any time during the Prescribed Period.

5.3	Sale

(a)	When the Schedule 3 Notice is given, the JHIL Shareholder shall transfer the JHIL Shares to Coy for a nominal consideration of $10.00.

5.4	Completion

(a)	Completion of the sale of the JHIL Shares shall take place:

(i)	at Coy’s offices or another place agreed in writing; and

(ii)	on the second Business Day after receipt of a Schedule 3 Notice or a later date agreed in writing between the parties.

(b)	On Completion, the JHIL Shareholder shall deliver to Coy:

(i)	all certificates issued by JHIL in respect of the JHIL Shares; and

Deed of Covenant and Indemnity	Allen Allen & Hemsley

(ii)	duly completed instruments of transfer in respect of the JHIL Shares executed by the JHIL Shareholder as transferor in favour of Coy or its nominee as transferee.

(c)	On Completion, Coy shall pay to the JHIL Shareholder the purchase price for the sale of the JHIL Shares by bank cheque.

5.5	Warranties

The JHIL Shareholder warrants to Coy, with effect as at Completion, that:

(i)	it is the beneficial owner of and registered or entitled to be registered as the holder of the JHIL Shares;

(ii)	there is no Security Interest on, over or affecting the JHIL Shares and there is no agreement or arrangement to give or create any such Security Interest;

(iii)	it is entitled to sell and transfer the JHIL Shares without the consent of any third parties; and

(iv)	on Completion the transferee shall receive valid title to the JHIL Shares.

6.	Representations, Warranties and Acknowledgements

6.1	Mutual Representations and Warranties

Each party makes the following representations and warranties to each other party as at the date of this Deed:

(a)	(Status) it is a corporation validly existing under the laws of the place of its incorporation specified in this Deed.

(b)	(Power) it has the power to enter into and perform its obligations under this Deed and to carry out the transactions contemplated by this Deed.

(c)	(Corporate authorisations) it has taken all necessary corporate action to authorise the entry into and performance of this Deed.

(d)	(Documents binding) this Deed is its valid and binding obligation enforceable in accordance with its terms.

(e)	(Transactions permitted) the execution and performance by it of this Deed and each transaction contemplated under this Deed will not violate in any respect a provision of:

(i)	a law or treaty or a judgement, ruling, order or decree of a governmental, judicial or regulatory entity or authority binding on it;

(ii)	its constitution or other constituent documents; or

(iii)	any other document or agreement which is binding on it or its assets.

Deed of Covenant and Indemnity	Allen Allen & Hemsley

6.2	Acknowledgement by Coy and Jsekarb

Each of Coy and Jsekarb acknowledges that, other than under a Related Transaction, no JHIL Party has any liability to it for any amount.

7.	Recovery between Coy and Jsekarb

(a)	If the directors of Coy or Jsekarb believe at any time, on reasonable grounds, that the company of which they are directors is insolvent (within the meaning of section 95A of the Corporations Law) or is likely for whatever reason to become insolvent at some future time, Coy or Jsekarb (as the case may be) may instruct the other company to pay it such amount and over such period of time as the directors of the first company believe, on reasonable grounds, is necessary to enable them to be satisfied that the company can pay its debts as and when they fall due and will not be likely to become insolvent at some future time.

(b)	Where Jsekarb or Coy (as the case may be) receives an instruction under clause 7(a), that company will only be required to comply with that instruction if and to the extent that its directors believe, on reasonable grounds, that following any such payment the company will remain able to pay its debts as and when they fall due and will not be likely to become insolvent at some future time.

8.	Goods and Services Tax (GST)

The parties agree that:

(a)	all Payments in Consideration for Supplies made under this Deed have been calculated without regard to GST;

(b)	each party will comply with its obligations under the Trade Practices Act 1974 when calculating the amount of any Payment and the amount of any relevant Payments will be adjusted accordingly;

(c)	if the whole or any part of any Payment is the consideration for a Taxable Supply for which the party making the Taxable Supply is liable to GST, the payer must pay to the party making the Taxable Supply an additional amount equal to the GST Amount, either concurrently with that Payment or as otherwise agreed in writing;

(d)	any reference to a cost or expense in this Deed excludes any amount in respect of GST forming part of the relevant cost or expense when incurred by the relevant party for which that party can claim an Input Tax Credit;

(e)	despite any other provision of this Deed, if a Payment due under this Deed is a reimbursement or indemnification by one party of an expense, loss or liability incurred or to be incurred by the other party:

Deed of Covenant and Indemnity	Allen Allen & Hemsley

(i)	the Payment shall exclude any part of the amount to be reimbursed or indemnified for which the other party can claim an Input Tax Credit; and

(ii)	the other party will be assumed to be entitled to full Input Tax Credits in respect of Taxable Supplies made to it unless it can establish otherwise; and

(f)	the party making the Taxable Supply will provide to the payer a Tax Invoice in respect of a Taxable Supply.

9.	Other Beneficiaries

(a)	Each of Coy and Jsekarb covenants with JHIL (both for itself and as trustee for each other JHIL Party) and with each other JHIL Party that it will, when requested by a JHIL Party (other than JHIL but including without limitation a JHIL Party acting in its capacity as JHIL Shareholder under clause 5), enter into a deed with the JHIL Party on substantially the same terms as this Deed including without limitation covenanting, undertaking and indemnifying it in the same terms as clauses 3.1,4.1 and 5.

(b)	Any JHIL Party (other than JHIL but including without limitation a JHIL Party acting in its capacity as JHIL Shareholder under clause 5) may at any time make itself a party to this Deed for the purposes of enforcing the provisions of this Deed, including without limitation clauses 3.1,4.1 and 5, by executing and delivering to each of Coy and Jsekarb a copy of this Deed.

(c)	If either of clauses 9(a) or 9(b) is invoked by any JHIL Party (other than JHIL but including without limitation a JHIL Party acting in its capacity as JHIL Shareholder under clause 5), this Deed (including without limitation clauses 3, 4 and 5) shall be taken to have effect in relation to that JHIL Party, and that JHIL Party shall have the benefit of this Deed, on and from the Effective Date (save that, for the avoidance of doubt, no payments shall be owed by that JHIL Party under or in connection with this Deed).

10.	Further Assurances

Each party shall take all steps, execute all documents and do everything reasonably required by the other party to give effect to the transactions contemplated by this Deed.

Deed of Covenant and Indemnity	Allen Allen & Hemsley

11.	Confidentiality

Undertaking

Subject to clause 11.2, each party shall keep confidential the existence and terms of this Deed and any discussions between the parties or their representatives and advisers in relation to it.

Exceptions

A party may make any disclosure of the terms of this Deed that it thinks necessary to:

(a)	any auditors and lawyers on a need to know basis and on receipt of an undertaking from that person to keep the terms confidential;

(b)	comply with any law or requirement of any regulatory body (including any relevant stock exchange); or

(c)	any JHIL Party (other than JHIL) on receipt of an undertaking from that person to keep the terms confidential.

12.	Alternative Dispute Resolution

(a)	If a dispute arises between any parties to this Deed, including but not limited to a dispute which arises out of or relates to this Deed (including any dispute as to breach or termination of the Deed or as to any claim in tort, in equity or pursuant to any statute), a party to the Deed may not commence any court or arbitration proceedings relating to the dispute unless it has complied with the following paragraphs of this clause except where the party seeks urgent interlocutory relief.

(b)	A party to this Deed claiming that a dispute of the type referred to in clause 12(a) (Dispute) has arisen must give written notice to the other parties to this Deed specifying the nature of the Dispute.

(c)	On receipt of that notice by those other parties, the parties to this Deed (the Parties) must endeavour in good faith to resolve the Dispute expeditiously using informal dispute resolution techniques such as mediation, expert evaluation or determination or similar techniques agreed by them.

(d)	If the Parties do not agree within seven (7) days of receipt of the notice (or such further period as agreed in writing by them) as to:

(i)	the dispute resolution technique and procedures to be adopted;

(ii)	the timetable for all steps in those procedures; and

(iii)	the selection and compensation of the independent person required for such technique,

the Parties must mediate the Dispute in accordance with the Mediation Rules of the Law Society of New South Wales and the Chair of

Deed of Covenant and Indemnity	Allen Allen & Hemsley

LEADR or the Chair’s nominee will select the mediator and determine the mediator’s remuneration.

13.	Conduct of Claims

(a)	If a JHIL Party (the Indemnified Party) receives notice of any act, matter or thing which in the opinion of the Indemnified Party may give rise to a Claim against it in relation to which Coy or Jsekarb would be required to indemnify it under clause 4.1, it shall notify Coy or Jsekarb (as the case may be) (the Indemnifier) of the act, matter or thing (giving reasonable details so far as is practicable), and the Indemnifier shall, subject to clause 13(b), be required to conduct, at the sole cost of the Indemnifier, the defence of such Claim and, for that purpose, to institute all necessary legal and other proceedings in the name of and on behalf of the Indemnified Party. For the avoidance of doubt, a failure to notify in accordance with this clause 13(a) shall not nullify or affect the indemnity in clause 4.1. However, if there is a failure to notify in respect of a Claim that increases the cost of the Claim to Coy or Jsekarb (as the case may be), that party may reduce the amount paid by it under clause 4.1 in respect of that Claim by the amount of that increase.

(b)	If clause 13 (a) applies in respect of a Claim, the Indemnifier must:

(i)	not make any admission of liability of the Indemnified Party of fact or law, in any proceedings, settlement or correspondence, without the prior written approval of the Indemnified Party;

(ii)	keep the Indemnified Party regularly and fully informed regarding the conduct and progress of the defence of the Claim;

(iii)	promptly take such reasonable action as the Indemnified Party requests to avoid, dispute, resist, appeal, compromise or defend the Claim; and

(iv)	use the same degree of care, attention, skill and judgment in defending the Claim that it uses in the defence of asbestos-related Claims brought against it.

(c)	If clause 13(a) applies in respect of a Claim, the Indemnified Party shall in a timely manner render all reasonable assistance and cooperation to the Indemnifier in the conduct of the relevant proceedings.

14.	Entire Agreement

This Deed contains the entire agreement between the parties with respect to its subject matter. It sets out the only conduct relied on by the parties and, to the full extent permissible by law, supersedes all earlier conduct made by or existing between the parties with respect to its subject matter. JHIL

Deed of Covenant and Indemnity	Allen Allen & Hemsley

acknowledges that, but for the representation made by it in this clause, Coy and Jsekarb would not have executed this Deed. Each of Coy and Jsekarb acknowledges that but for the representation made by it in this clause, JHIL would not have executed this Deed.

15.	Acknowledgement

(a)	The parties acknowledge that they enter into this Deed fully and voluntarily on their own information and investigation. Each party to this Deed acknowledges that it is aware that it or its advisers, agents or lawyers may discover facts different from or in addition to the facts that they now know or believe to be true with respect to the subject matter of this Deed and that the discovery of such facts shall not affect or prejudice in any way the validity of this Deed.

(b)	The parties acknowledge that each of them obtained independent legal advice in relation to this Deed before each of them executed a copy of this Deed.

16.	Stamp Duty and Costs

Each party shall bear its own costs arising out of the preparation of this Deed but JHIL shall bear any stamp duty (including fines and penalties) chargeable on this Deed, or any instruments entered into under this Deed and any transaction evidenced by it. JHIL shall indemnify Coy and Jsekarb on demand against any liability for that stamp duty (including fines and penalties).

17.	No Waiver

No failure to exercise and no delay in exercising any right, power or remedy under this Deed will operate as a waiver. Nor will any single or partial exercise of any right, power or remedy preclude any other or further exercise of that or any other right, power or remedy.

18.	No Merger

The rights and obligations of the parties will not merge on completion of any transaction under this Deed. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any transaction.

19.	Assignment

No party shall be entitled to assign or transfer any or all of its rights or obligations under this Deed.

Deed of Covenant and Indemnity	Allen Allen & Hemsley

20.	Notices

(a)	(Method of Notice) A notice, approval, consent or other communication in connection with this Deed:

(i)	must be in writing; and

(ii)	must be left at the address of the addressee, or sent by prepaid ordinary post (airmail if posted to or from a place outside Australia) to the address of the addressee which is specified in this clause 20 or if the addressee notifies another address then to that address.

The address of each party is:

JHIL:

Address:	The registered office of JHIL for the time being.

Attn:	Company Secretary

with a copy to the Managing Partner for the time being of Allen Allen & Hemsley, The Chifley Tower, 2 Chifley Square, NSW 2000

Coy:

Address:	The registered office of Coy for the time being.

Attn:	Company Secretary

Jsekarb:

Address:	The registered office of Jsekarb for the time being.

Attn:	Company Secretary

(b)	(Effective Date) A notice, approval, consent or other communication takes effect from the time it is received unless a later time is specified in it.

(c)	(Deemed Receipt) A letter is taken to be received on the third (seventh, if posted to or from a place outside Australia) day after posting.

21.	Counterparts

This Deed may be executed in any number of counterparts. All counterparts taken together will be taken to constitute one agreement.

Deed of Covenant and Indemnity	Allen Allen & Hemsley

22.	Governing Law

This Deed is governed by the laws of New South Wales. The parties submit to the non-exclusive jurisdiction of courts exercising jurisdiction there.

EXECUTED and delivered as a deed in Sydney.

Each attorney executing this Deed states that he has no notice of revocation or suspension of his power of attorney.

SIGNED SEALED and DELIVERED	)
on behalf of	)
JAMES HARDIE INDUSTRIES	)
LIMITED	)
by its attorney under power of attorney	)
in the presence of:	)

-s- P. J. Shafron

Signature

-s- Julian Blanchard	P. J. Shafron

Witness	Print name

Julian Blanchard

Print name

JH & COY PTY LTD	)
)

-s- D E Cameron	-s- Phillip Morley

Signature	Signature

D E CAMERON	PHILLIP MORLEY

Print name

Attorney	ATTORNEY

Office held	Office held

Deed of Covenant and Indemnity	Allen Allen & Hemsley

JSEKARB PTY LIMITED	)
)

-s- D E CAMERON	-s- PHILLIP MORLEY

Signature	Signature

D E CAMERON	PHILLIP MORLEY

Print name

Attorney	ATTORNEY

Office held	Office held

Deed of Covenant and Indemnity	Allen Allen & Hemsley

Schedule 1

Payment to Coy for Covenant and Undertaking in Clause 3.1

Payment
No	Amount Payable to Coy	Date for Payment
1.	$2,648,125	15 February 2001
2.	$2,648,125	15 February 2002
3.	$2,648,125	15 February 2003
4.	$2,648,125	15 February 2004
5.	$2,648,125	15 February 2005
6.	$2,648,125	15 February 2006
7.	$2,648,125	15 February 2007
8.	$2,648,125	15 February 2008
9.	$2,648,125	15 February 2009
10.	$2,648,125	15 February 2010
11.	$2,648,125	15 February 2011
12.	$2,648,125	15 February 2012
13.	$2,648,125	15 February 2013
14.	$2,648,125	15 February 2014
15.	$2,648,125	15 February 2015
16.	$2,648,125	15 February 2016
17.	$2,648,125	15 February 2017
18.	$2,648,125	15 February 2018
19.	$2,648,125	15 February 2019
20.	$2,648,125	15 February 2020
21.	$2,648,125	15 February 2021
22.	$2,648,125	15 February 2022
23.	$2,648,125	15 February 2023
24.	$2,648,125	15 February 2024
25.	$2,648,125	15 February 2025
26.	$2,648,125	15 February 2026

Deed of Covenant and Indemnity	Allen Allen & Hemsley

27.	$2,648,125	15 February 2027
28.	$2,648,125	15 February 2028
29.	$2,648,125	15 February 2029
30.	$2,648,125	15 February 2030
31.	$2,648,125	15 February 2031
32.	$2,648,125	15 February 2032
33.	$2,648,125	15 February 2033
34.	$2,648,125	15 February 2034
35.	$2,648,125	15 February 2035
36.	$2,648,125	15 February 2036
37.	$2,648,125	15 February 2037
38.	$2,648,125	15 February 2038
39.	$2,648,125	15 February 2039
40.	$2,648,125	15 February 2040
41.	$2,648,125	15 February 2041
42.	$2,648,125	15 February 2042

Deed of Covenant and Indemnity	Allen Allen & Hemsley

Schedule 2

Payment to Coy for Indemnity in Clause 4.1

Payment	Amount Payable
No	to Coy	Date for Payment
1.	$2,648,125	15 February 2001
2.	$2,648,125	15 February 2002
3.	$2,648,125	15 February 2003
4.	$2,648,125	15 February 2004
5.	$2,648,125	15 February 2005
6.	$2,648,125	15 February 2006
7.	$2,648,125	15 February 2007
8.	$2,648,125	15 February 2008
9.	$2,648,125	15 February 2009
10.	$2,648,125	15 February 2010
11.	$2,648,125	15 February 2011
12.	$2,648,125	15 February 2012
13.	$2,648,125	15 February 2013
14.	$2,648,125	15 February 2014
15.	$2,648,125	15 February 2015
16.	$2,648,125	15 February 2016
17.	$2,648,125	15 February 2017
18.	$2,648,125	15 February 2018
19.	$2,648,125	15 February 2019
20.	$2,648,125	15 February 2020
21.	$2,648,125	15 February 2021
22.	$2,648,125	15 February 2022
23.	$2,648,125	15 February 2023
24.	$2,648,125	15 February 2024
25.	$2,648,125	15 February 2025
26.	$2,648,125	15 February 2026

Deed of Covenant and Indemnity	Allen Allen & Hemsley

27.	$2,648,125	15 February 2027
28.	$2,648,125	15 February 2028
29.	$2,648,125	15 February 2029
30.	$2,648,125	15 February 2030
31.	$2,648,125	15 February 2031
32.	$2,648,125	15 February 2032
33.	$2,648,125	15 February 2033
34.	$2,648,125	15 February 2034
35.	$2,648,125	15 February 2035
36.	$2,648,125	15 February 2036
37.	$2,648,125	15 February 2037
38.	$2,648,125	15 February 2038
39.	$2,648,125	15 February 2039
40.	$2,648,125	15 February 2040
41.	$2,648,125	15 February 2041
42.	$2,648,125	15 February 2042

Deed of Covenant and Indemnity	Allen Allen & Hemsley

Schedule 3

Payment to Jsekarb for Covenant and Undertaking in Clause 3.1

Payment
No	Amount Payable to Jsekarb	Date for Payment
1.	$139,375	15 February 2001
2.	$139,375	15 February 2002
3.	$139,375	15 February 2003
4.	$139,375	15 February 2004
5.	$139,375	15 February 2005
6.	$139,375	15 February 2006
7.	$139,375	15 February 2007
8.	$139,375	15 February 2008
9.	$139,375	15 February 2009
10.	$139,375	15 February 2010
11.	$139,375	15 February 2011
12.	$139,375	15 February 2012
13.	$139,375	15 February 2013
14.	$139,375	15 February 2014
15.	$139,375	15 February 2015
16.	$139,375	15 February 2016
17.	$139,375	15 February 2017
18.	$139,375	15 February 2018
19.	$139,375	15 February 2019
20.	$139,375	15 February 2020
21.	$139,375	15 February 2021
22.	$139,375	15 February 2022
23.	$139,375	15 February 2023
24.	$139,375	15 February 2024
25.	$139,375	15 February 2025
26.	$139,375	15 February 2026

Deed of Covenant and Indemnity	Allen Allen & Hemsley

27.	$139,375	15 February 2027
28.	$139,375	15 February 2028
29.	$139,375	15 February 2029
30.	$139,375	15 February 2030
31.	$139,375	15 February 2031
32.	$139,375	15 February 2032
33.	$139,375	15 February 2033
34.	$139,375	15 February 2034
35.	$139,375	15 February 2035
36.	$139,375	15 February 2036
37.	$139,375	15 February 2037
38.	$139,375	15 February 2038
39.	$139,375	15 February 2039
40.	$139,375	15 February 2040
41.	$139,375	15 February 2041
42.	$139,375	15 February 2042

Deed of Covenant and Indemnity	Allen Allen & Hemsley

Schedule 4

Payment to Jsekarb for Indemnity in Clause 4.1

Payment No	Amount Payable to Jsekarb	Date for Payment
1.	$139,375	15 February 2001
2.	$139,375	15 February 2002
3.	$139,375	15 February 2003
4.	$139,375	15 February 2004
5.	$139,375	15 February 2005
6.	$139,375	15 February 2006
7.	$139,375	15 February 2007
8.	$139,375	15 February 2008
9.	$139,375	15 February 2009
10.	$139,375	15 February 2010
11.	$139,375	15 February 2011
12.	$139,375	15 February 2012
13.	$139,375	15 February 2013
14.	$139,375	15 February 2014
15.	$139,375	15 February 2015
16.	$139,375	15 February 2016
17.	$139,375	15 February 2017
18.	$139,375	15 February 2018
19.	$139,375	15 February 2019
20.	$139,375	15 February 2020
21.	$139,375	15 February 2021
22.	$139,375	15 February 2022
23.	$139,375	15 February 2023
24.	$139,375	15 February 2024
25.	$139,375	15 February 2025
26.	$139,375	15 February 2026

Deed of Covenant and Indemnity	Allen Allen & Hemsley

27.	$139,375	15 February 2027
28.	$139,375	15 February 2028
29.	$139,375	15 February 2029
30.	$139,375	15 February 2030
31.	$139,375	15 February 2031
32.	$139,375	15 February 2032
33.	$139,375	15 February 2033
34.	$139,375	15 February 2034
35.	$139,375	15 February 2035
36.	$139,375	15 February 2036
37.	$139,375	15 February 2037
38.	$139,375	15 February 2038
39.	$139,375	15 February 2039
40.	$139,375	15 February 2040
41.	$139,375	15 February 2041
42.	$139,375	15 February 2042

Deed of Covenant and Indemnity	Allen Allen & Hemsley

Schedule 5

Notice of instruction to acquire

TO: James Hardie & Coy Pty Ltd (ABN 49 000 035 512) (Grantor)

Take notice that Name of grantee (Grantee)instructs the Grantor, as contemplated in the Deed of Covenant and Indemnity (Deed)between the Grantor, James Hardie Industries Limited (ABN 60 000 009 263) (JHIL)and Jsekarb Pty Limited (ABN 98 000 387 342) dated [*] February 2001, to acquire in accordance with the Deed all of the ordinary shares issued by JHIL.

Description of number and class of shares:

DATED: [*]

duly authorised signatory

Name of grantee

ANNEXURE P1

This is a copy of Exhibit 7, Volume 1, Tab 16

13 February 2001

Mr Roy Williams
Allen Allen & Hemsley
The Chifley Tower
2 Chifley Square
Sydney NSW 2000

PRIVILEGED & CONFIDENTIAL

Dear Roy

James Hardie Industries Limited – Asbestos Litigation

We refer to you letter dated 30 January 2001 on the above subject. You have asked us to revisit the claim number assumptions that we adopted for our draft advice on the future cost of asbestos-related disease claims in view of recent work that Trowbridge Consulting have carried out to estimate the impact of such claims on the insurance industry.

In setting the assumptions for the draft advice, we examined a considerable amount of the research conducted on the likely emergence of claims Australia-wide as well as some international material in order to establish the parameters of our model. In particular we considered the observations from the research paper “Recent Trends in Asbestos-Related Diseases” by Atkins, Smith and Watson that was presented to the Institute of Actuaries’ 6th Accident Compensation Seminar in December 1996, together with the observations of the authors regarding the apparent trends since that paper was written.

Trowbridge is currently in the process of finalising a paper which discusses our recent review of trends in asbestos-related disease claims. This review shows that the number of new mesothelioma claims during the 1990’s has been worse than even the high end of projections from earlier papers. Evidence also suggests that the tail of claims being reported may be longer than previously thought. Some sources have even suggested that claims will continue to be reported as late as 2050.

We have supplemented the results of the review, which concentrated mainly on mesothelioma experience, with other information on the likely future pattern of non-mesothelioma claims.

Based on all of the information available we would make the following observations in relation to the likely future experience of asbestos-related claim lodgements against Hardie group companies:

<DRAFT> Tue 13 February 2001 12:02 PM JAMES HARDIE/ASBESTOS/0902REVISED CLAIM NUMBERS.DOC
CONSULTANTS & ACTUARIES	MELBOURNE	SYDNEY
Trowbridge Consulting Ltd. ACN 092 651 057

	Level 39, 385 Bourke Street	Level 38, 1 Macquarie Place
The liability of Deloitte Touche	Melbourne VIC 3000	Sydney NSW 2000
Tohmatsu, is limited by, and to the extent of, the Accountants’ Scheme under the Professional Standards Act 1994 (NSW).	Tel: +613 9269 4000	Tel: +612 9324 9000
	Fax: +613 9269 4111	Fax: +612 9324 9324
	E-mail: melbourne.office@trowbridge.com.au	E-mail: sydney.office@trowbridge.com.au

•	mesothelioma claim reports are likely to continue to be reported well past the last date assumed for our original advice;

•	mesothelioma claim number reports are likely to be made at a higher rate than assumed for our previous advice;

•	mesothelioma claim number reports Australia-wide may increase over the next 5 to 10 years before dropping off;

•	asbestosis related claims are expected to drop off pretty quickly over the next ten years and then continue at a low level thereafter;

•	lung cancer claim reports are expected to dry up about 5 to 10 years earlier than mesothelioma claims;

•	there appears to be increasing pressure to compensate lung cancer sufferers based on exposure to asbestos rather than on evidence of asbestosis. A change in lung cancer criteria away from the Hans Weill theory, which requires lung cancer to be accompanied by asbestosis or a level of asbestos build up in the lung commensurate with asbestosis before a claim will be accepted, would raise the potential of significantly higher future claim numbers;

•	pleural plaque claims are expected to be reported until later than mesothelioma claims.

With these observation in mind, we have constructed two further projections of claim numbers. These are described in detail below.

(i)	Best Estimate Basis

For mesothelioma claims we have assumed that claim numbers will follow the Berry Medium pattern proposed by the draft Trowbridge paper. This assumes that claim numbers will increase slightly over the next two years and then fall way gradually until 2040.

For non-mesothelioma claims we have assumed that claims will continue to be reported until 2035. We have allowed for the fact that the bulk (about 75%) of the non-mesothelioma claims reported to Hardies each year relate to asbestosis and that asbestosis claim numbers are expected to reduce quite rapidly. This projection gives claim numbers less than our original projection up to 2018 and greater thereafter.

(ii) High Basis

For mesothelioma claims we have assumed that claim numbers will follow the Berry High pattern proposed by the draft Trowbridge paper. This assumes that claim numbers will increase over the next six years and then fall way gradually until 2040.

For non-mesothelioma claims we have assumed that claim numbers will follow the Berry Medium pattern proposed by the draft Trowbridge paper. This assumes that claim numbers will increase slightly over the next two years and then fall way gradually until 2040. This is a conservative approach considering that the bulk of Hardie’s non-mesothelioma claims relate to asbestosis. However, in view of the potential for considerable increases in lung cancer claims, this basis is not unreasonable as a high basis.

For workers’ compensation claims we have maintained the current basis due to lack of materiality.

The attached appendices provide the following information:

•	Appendix A shows the projected cashflows over the period to 2020 for mesothelioma claims, non-mesothelioma claims and total claims (including workers’ compensation claims) both gross and net of reinsurance recoveries. Three claim number projection scenarios are shown – current, best estimate and high. The cashflows are based on average claim sizes for mesothelioma and non-mesothelioma claims as assumed in our earlier work: we have not detected any trends that need to be built into the average cost assumptions.

•	Appendix B illustrates these cashflows graphically.

•	Appendix C gives the net present value of the cashflows over the next 10, 15 and 20 years based on discount rates of 7%, 8% and 9%.

•	Appendix D illustrates the claim numbers projected for mesothelioma and non-mesothelioma claims for the three projection scenarios.

Reliances and Limitations

This letter has been prepared for the use of Mr Roy Williams, Solicitor of Allen Allen & Hemsley. No part of the content may be disclosed to any other party, referred to or cited in any material without our prior written consent.

While due care has been taken in preparation of the review Trowbridge Consulting accepts no responsibility for any action which may be taken based on its contents. The nature of the problem is such that experience could vary considerably from our estimates. Variations are normal and are to be expected.

The projections of future asbestos-related disease cases are based on epidemiological work that is subject to inherent uncertainty. In addition, the behaviour of potential claimants (the propensity to sue) is uncertain and the potential exposure will be heavily influenced by legal decisions that are impossible to predict. Our estimates are based on a continuation of the current environment regarding legal principles and settlement practices.

We have relied on the information supplied previously by Hardies for our investigations.

If you have any questions or need any clarification about the advice contained in this letter please contact Karl Marshall on (02) 9324 9154 or David Minty on (02) 9324 9047.

Yours sincerely,

David Minty	Karl Marshall

APPENDIX A

Cashflows on 3 bases for claim numbers

	Meso - gross			Non-meso - gross			Total -gross
Year	Current	Best Estimate	High	Current	Best Estimate	High	Current	Best Estimate	High
2001	18,255,970	18,342,785	18,453,739	6,275,884	6,251,212	6,252,177	25,307,966	25,372,555	25,484,474
2002	19,147,326	19,338,361	19,625,292	5,901,946	5,812,991	5,821,047	25,865,509	25,974,769	26,269,756
2003	19,726,720	19,985,453	20,471,847	6,146,023	6,016,743	6,036,322	26,593,317	26,735,713	27,241,687
2004	20,663,449	20,944,732	21,655,886	6,428,144	6,322,378	6,351,214	27,767,148	27,962,213	28,702,203
2005	21,378,607	21,627,656	22,590,790	6,932,255	6,897,532	6,927,254	29,003,047	29,243,567	30,236,423
2006	22,459,480	22,606,566	23,845,538	7,281,982	7,288,593	7,369,030	30,374,375	30,560,711	31,880,121
2007	22,671,933	22,920,701	24,460,955	7,417,462	7,416,753	7,621,918	30,647,786	30,936,739	32,682,158
2008	22,629,290	23,351,143	25,216,877	7,618,842	7,584,020	7,969,207	30,817,901	31,559,726	33,810,647
2009	22,554,736	23,886,786	26,103,651	7,877,781	7,772,360	8,374,087	31,007,604	32,307,693	35,126,284
2010	22,402,323	24,361,205	26,950,066	7,934,486	7,719,980	8,576,667	30,911,988	32,752,182	36,197,730
2011	22,135,157	24,736,622	27,719,282	7,975,883	7,616,119	8,777,792	30,681,289	33,044,398	37,188,731
2012	21,755,469	25,000,409	28,399,643	7,981,587	7,451,326	8,946,111	30,297,642	33,161,979	38,055,999
2013	21,266,852	25,138,926	28,978,519	7,912,798	7,222,951	9,077,272	29,727,110	33,088,329	38,782,244
2014	20,666,952	25,063,159	29,280,777	7,748,124	6,928,457	9,158,934	28,947,462	32,729,573	39,177,669
2015	19,953,927	25,008,940	29,467,701	7,487,663	6,561,483	9,205,264	27,956,822	32,315,961	39,418,503
2016	19,134,618	24,718,911	29,558,607	7,154,794	6,182,951	9,204,513	26,785,266	31,651,701	39,512,959
2017	18,217,839	24,190,892	29,435,140	6,733,845	5,810,846	9,142,489	25,425,783	30,751,016	39,326,906
2018	17,197,102	23,557,634	29,246,906	6,213,296	5,434,786	9,021,261	23,860,210	29,738,020	39,013,768
2019	16,065,557	22,849,333	28,972,759	5,618,296	5,042,553	8,853,791	22,106,677	28,630,767	38,565,432
2020	14,815,973	21,804,752	28,457,576	4,939,568	4,634,383	8,621,880	20,148,498	27,167,389	37,807,709

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Recoveries - meso			Recoveries - non-meso
Year	Current	Best Estimate	High	Current	Best Estimate	High	Current
2001	2,274,425	2,285,386	2,299,308	781,883	778,858	779,012	15,981,544
2002	2,387,325	2,411,559	2,447,562	735,866	724,900	725,970	16,760,001
2003	2,459,382	2,492,227	2,553,241	766,241	750,300	752,848	17,267,338
2004	2,576,194	2,611,804	2,701,012	801,422	788,399	792,150	18,087,255
2005	2,664,580	2,695,937	2,816,763	864,020	859,793	863,734	18,714,026
2006	2,799,300	2,817,744	2,973,054	907,610	908,470	918,768	19,660,180
2007	2,825,598	2,856,826	3,049,609	924,437	924,421	950,244	19,846,334
2008	2,819,704	2,910,399	3,143,543	949,339	945,244	993,444	19,809,586
2009	2,809,661	2,977,121	3,253,745	981,341	968,705	1,043,806	19,745,075
2010	2,790,387	3,036,816	3,359,438	988,303	962,356	1,069,117	19,611,936
2011	2,756,757	3,084,233	3,455,444	993,333	949,600	1,094,226	19,378,400
2012	2,709,103	3,117,815	3,540,387	993,908	929,259	1,115,250	19,046,366
2013	2,647,977	3,135,861	3,612,693	985,238	901,000	1,131,645	18,618,876
2014	2,573,134	3,127,203	3,650,411	964,678	864,484	1,141,837	18,093,818
2015	2,484,341	3,121,482	3,673,749	932,243	818,969	1,147,623	17,469,586
2016	2,382,399	3,086,198	3,685,163	890,824	771,952	1,147,555	16,752,220
2017	2,268,451	3,021,014	3,669,835	838,486	725,672	1,139,843	15,949,388
2018	2,141,718	2,942,633	3,646,542	773,801	678,870	1,124,783	15,055,383
2019	2,001,281	2,854,885	3,082,711	699,869	630,036	942,046	14,064,276
2020	1,846,262	2,724,945	3,015,129	615,534	579,160	913,503	12,969,711

Prepared for Allen Allen Hemsley in respect of asbestos related litigation. CONFIDENTIAL PRIVILEGED

APPENDIX A

		Undiscounted
Meso - net		Non-meso - net			Total - net
Best Estimate	High	Current	Best Estimate	High	Current	Best Estimate	High
16.057,399	16,154,431	5,494,001	5,472,354	5,473,165	22,251,658	22,308,311	22,406,154
16,926,802	17,177,731	5,166,080	5,088,092	5,095,077	22,742,319	22,838,310	23,096,224
17,493,226	17,918,606	5,379,782	5,266,442	5,283,474	23,367,693	23,493,186	23,935,598
18,332,928	18,954,874	5,626,722	5,533,979	5,559,065	24,389,532	24,562,010	25,209,041
18,931,719	19,774,027	6,068,234	6,037,739	6,063,520	25,474,447	25,687,837	26,555,926
19,788,821	20,872,484	6,374,372	6,380,123	6,450,262	26,667,465	26,834,497	27,988,299
20,063,875	21,411,346	6,493,026	6,492,333	6,671,674	26,897,751	27,155,493	28,682,305
20,440,744	22,073,334	6,669,503	6,638,776	6,975,763	27,048,858	27,704,082	29,673,661
20,909,665	22,849,905	6,896,439	6,803,655	7,330,281	27,216,602	28,361,866	30,828,732
21,324,389	23,590,628	6,946,183	6,757,623	7,507,549	27,133,297	28,753,010	31,769,175
21,652,389	24,263,838	6,982,551	6,666,519	7,683,565	26,931,199	29,010,566	32,639,061
21,882,593	24,859,256	6,987,679	6,522,067	7,830,862	26,594,630	29,114,904	33,400,361
22,003,065	25,365,826	6,927,560	6,321,951	7,945,627	26,093,895	29,051,468	34,037,905
21,935,956	25,630,366	6,783,446	6,063,973	8,017,097	25,409,650	28,737,886	34,385,420
21,887,458	25,793,952	6,555,420	5,742,513	8,057,640	24,540,237	28,375,510	34,597,131
21,632,713	25,873,444	6,263,970	5,410,999	8,056,958	23,512,043	27,793,551	34,680,241
21,169,878	25,765,305	5,895,359	5,085,174	8,002,646	22,318,846	27,004,330	34,517,228
20,615,001	25,600,364	5,439,495	4,755,916	7,896,479	20,944,691	26,116,517	34,242,443
19,994,447	25,890,047	4,918,427	4,412,517	7,911,745	19,405,527	25,145,846	34,540,674
19,079,808	25,442,447	4,324,034	4,055,223	7,708,377	17,686,701	23,863,284	33,879,077

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Discounted
Meso - net			Non-meso - net			Total - net
Current	Best Estimate	High	Current	Best Estimab	High	Current	Best Estimate	High
15,449,942	15,523,274	15,617,078	5,311,251	5,290,324	5,291,109	21,511,490	21,566,258	21,660,847
15,142,528	15,293,231	15,519,943	4,667,513	4,597,050	4,603,361	20,547,504	20,634,232	20,867,255
14,580,282	14,771,019	15,130,204	4,542,608	4,446,905	4,461,287	19,731,332	19,837,296	20,210,862
14,273,466	14,467,337	14,958,143	4,440,299	4,367,112	4,386,908	19,246,876	19,382,986	19,893,588
13,801,943	13,962,495	14,583,713	4,475,436	4,452,945	4,471,959	18,787,880	18,945,258	19,585,490
13,551,168	13,639,836	14,386,772	4,393,662	4,397,626	4,445,970	18,381,077	18,496,207	19,291,488
12,784,559	12,924,694	13,792,704	4,182,660	4,182,214	4,297,741	17,326,922	17,492,953	18,476,491
11,926,062	12,306,041	13,288,917	4,015,273	3,996,775	4,199,653	16,284,357	16,678,825	17,864,579
11,109,555	11,764,811	12,856,486	3,880,278	3,828,073	4,124,378	15,313,406	15,957,788	17,345,769
10,312,752	11,213,229	12,404,910	3,652,585	3,553,433	3,947,774	14,267,789	15,119,500	16,705,522
9,523,317	10,640,846	11,924,216	3,431,504	3,276,193	3,776,010	13,235,064	14,256,947	16,040,134
8,747,797	10,050,446	11,417,596	3,209,368	2,995,517	3,596,633	12,214,635	13,372,171	15,340,437
7,992,014	9,444,652	10,888,092	2,973,604	2,713,650	3,410,601	11,200,610	12,470,127	14,610,518
7,258,539	8,799,856	10,281,910	2,721,256	2,432,631	3,216,149	10,193,368	11,528,527	13,794,099
6,549,646	8,205,982	9,670,593	2,457,739	2,152,966	3,020,947	9,200,554	10,638,463	12,971,055
5,869,807	7,579,882	9,065,791	2,194,831	1,895,959	2,823,076	8,238,380	9,738,576	12,151,603
5,222,900	6,932,439	8,437,290	1,930,536	1,665,227	2,620,603	7,308,688	8,843,029	11,303,257
4,607,610	6,309,098	7,834,838	1,664,725	1,455,520	2,416,670	6,409,997	7,992,804	10,479,695
4,022,699	5,718,861	7,405,135	1,406,781	1,262,079	2,262,937	5,550,416	7,192,276	9,879,408
3,466,942	5,100,237	6,801,038	1,155,861	1,084,005	2,060,532	4,727,844	6,378,911	9,056,240

Prepared for Allen Allen Hemsley in respect of asbestos related litigation. CONFIDENTIAL PRIVILEGED

APPENDIX B. 1

Projected undiscounted net cashflows to 30 June 2020 - mesothelioma general liability claims

Prepared for Allen Allen Hemsley in respect of asbestos related litigation. CONFIDENTIAL PRIVILEGED

APPENDIX B. 2

Projected undiscounted net cashflows to 30 June 2020 - mesothelioma general liability claims

Prepared for Allen Allen Hemsley in respect of asbestos related litigation. CONFIDENTIAL PRIVILEGED

APPENDIX B.3

Projected undiscounted net cashflows to 30 June 2020 - Total claims

Prepared for Allen Allen Hemsley in respect of asbestos related litigation. CONFIDENTIAL PRIVILEGED

APPENDIX C.1

James Hardies Industries Limited

Discounted asbestos liabilities over next 10,15 and 20 years

Discount Rate	7%
	Net meso - general liability			Net non-meso - general liability			Total - net (inc WC)
Period	Current	Medium	High	Current	Medium	High	Current	Medium	High
10 years	132,932,258	135,865,969	142,538,871	43,561,565	43,112,455	44,230,141	181,398,631	184,111,303	191,901,891
15 years	173,003,570	183,007,751	196,721,279	58,355,034	56,683,414	61,250,481	237,442,862	246,377,538	264,658,133
20 years	196,193,528	214,648,266	236,265,370	66,707,768	64,046,202	73,434,298	269,678,188	286,523,135	317,528,334

Undiscounted asbestos liabilities over next 10,15 and 20 years

	Net meso - general liability			Net non-meso - general liability			Total - net (inc WC)
Period	Current	Medium	High	Current	Medium	High	Current	Medium	High
10 years	211,889,833	217,365,387	229,374,642	69,814,806	69,082,562	71,298,922	288,296,642	293,405,868	307,631,484
15 years	317,668,190	342,313,443	373,220,565	108,920,861	104,862,897	116,464,296	435,906,966	457,746,109	500,254,629
20 years	403,099,279	459,434,965	518,891,553	139,580,660	131,968,416	161,308,230	554,233,398	605,685,002	694,481,404

Prepared for Allen Allen Hemsley in respect of asbestos related litigation. CONFIDENTIAL PRIVILEGED

APPENDIX C.2

James Hardies Industries Limited

Discounted asbestos liabilities over next 10,15 and 20 years

Discount Rate	8%

	Net meso - general liability			Net non-meso - general liability			Total - net (inc WC)
Period	Current	Medium	High	Current	Medium	High	Current	Medium	High
10 years	127,345,943	130,099,011	136,382,055	41,703,023	42,313,031	43,771,490	173,771,921	177,349,134	185,090,637
15 years	163,083,148	172,129,731	184,673,187	54,893,861	57,484,116	60,781,009	223,751,837	235,935,270	251,775,618
20 years	182,838,424	199,122,779	218,375,550	62,012,930	67,797,168	73,240,311	251,216,169	274,213,482	298,909,398

Undiscounted asbestos liabilities over next 10,15 and 20 years

	Net meso - general liability			Net non-meso - general liability			Total - net (inc WC)
Period	Current	Medium	High	Current	Medium	High	Current	Medium	High
10 years	211,889,833	217,365,387	229,374,642	69,814,806	71,298,922	74,164,314	288,296,642	295,622,229	310,496,876
15 years	317,668,190	342,313,443	373,220,565	108,920,861	116,464,296	124,902,475	435,906,966	469,347,507	508,692,808
20 years	403,099,279	459,434,965	518,891,553	139,580,660	161,308,230	178,827,688	554,233,398	635,024,815	712,000,862

Prepared for Allen Allen Hemsley in respect of asbestos related litigation. CONFIDENTIAL PRIVILEGED

APPENDIX C.3

James Hardies Industries Limited

Discounted asbestos liabilities over next 10, 15 and 20 years

Discount Rate	9%

	Net meso - general liability			Net non-meso - general liability			Total - net (inc WC)
Period	Current	Medium	High	Current	Medium	High	Current	Medium	High
10 years	122,125,448	124,709,226	130,630,170	39,967,761	40,522,305	41,891,752	166,645,651	169,985,245	177,275,637
15 years	154,036,315	162,220,522	173,718,536	51,743,995	54,059,769	57,066,174	211,271,997	222,269,113	236,773,551
20 years	170,893,290	185,239,178	202,445,167	57,821,535	62,852,054	67,684,154	234,709,891	254,908,712	276,946,800

Undiscounted asbestos liabilities over next 10, 15 and 20 years

	Net meso - general liability			Net non-meso - general liability			Total - net (inc WC)
Period	Current	Medium	High	Current	Medium	High	Current	Medium	High
10 years	211,889,833	217,365,387	229,374,642	69,814,806	71,298,922	74,164,314	288,296,642	295,622,229	310,496,876
15 years	317,668,190	342,313,443	373,220,565	108,920,861	116,464,296	124,902,475	435,906,966	469,347,507	508,692,808
20 years	403,099,279	459,434,965	518,891,553	139,580,660	161,308,230	178,827,688	554,233,398	635,024,815	712,000,862

Prepared for Allen Allen Hemsley in respect of asbestos related litigation. CONFIDENTIAL PRIVILEGED

APPENDIX D. 1

Projected meso numbers

CONFIDENTIAL & PRIVILEGED

Year	Current	(?) Estimate B	High Basis
2001	102	103	105
2002	102	104	106
2003	102	104	108
2004	102	104	109
2005	102	103	110
2006	102	103	110
2007	100	101	110
2008	95	100	109
2009	90	98	108
2010	84	95	107
2011	79	92	105
2012	74	89	103
2013	69	86	101
2014	64	81	97
2015	59	78	93
2016	54	73	89
2017	49	68	84
2018	43	63	80
2019	38	58	76
2020	33	52	71
2021	28	47	66
2022	23	41	61
2023	18	37	56
2024	13	32	50
2025	8	28	46
2026	3	25	41
2027		21	36
2028		17	32
2029		14	28
2030		12	24
2031		9	20
2032		8	17
2033		6	14
2034		5	11
2035		3	9
2036		3	7
2037		2	5
2038		1	4
2039		1	3
2040		1	2
2041		0	1

Prepared for Allen Allen Hemsley in respect of asbestos related litigation. CONFIDENTIAL PRIVILEGED

APPENDIX D. 2

Projected non-meso numbers

Year	Current	Best Est	High Basis
2001	72	70	70
2002	74	70	71
2003	72	70	71
2004	70	70	71
2005	67	70	70
2006	65	66	70
2007	63	63	69
2008	60	59	68
2009	58	55	66
2010	56	51	65
2011	53	47	63
2012	51	42	61
2013	46	38	58
2014	41	34	55
2015	36	29	53
2016	31	26	50
2017	26	24	46
2018	20	21	43
2019	15	18	39
2020	10	15	35
2021	5	13	32
2022	0	12	28
2023	0	10	25
2024	0	8	22
2025	0	6	19
2026	0	6	17
2027		5	14
2028		4	12
2029		4	10
2030		3	8
2031		3	6
2032		2	5
2033		1	4
2034		1	3
2035		0	2
2036		0	2
2037		0	1
2038		0	1
2039		0	1
2040		0	0
2041		0	0

Prepared for Allen Allen Hemsley in respect of asbestos related litigation. CONFIDENTIAL PRIVILEGED

CLAYTON UTZ

Sydney	Melbourne	Brisbane	Perth	Canberra	Darwin	Adelaide

Next page is 001.0317

ANNEXURE P2

This is a copy of Exhibit 50, Volume 1, Tab 23

13 February 2001

Mr Roy Williams
Allen Allen & Hemsley
The Chifley Tower
2 Chifley Square
Sydney NSW 2000

PRIVILEGED & CONFIDENTIAL

Dear Roy

Use of our advice about asbestos-related claims

We refer to our advice to you dated 13 February 2001 titled “James Hardie Industries Limited – Asbestos Litigation”.

That letter was prepared for your use in preparing advice in relation to the future management of asbestos-related claims by the Board and management of James Hardie Group companies.

We understand this advice will also be presented to Sir Llewellyn Edwards and Messrs Michael Gill, Peter Jollie and Dennis Cooper who are considering their potential involvement as directors of James Hardie & Coy Limited and Jsekarb Pty Limited.

We consent to the use of our report by those four potential directors, their legal advisers and D&O insurers provided the material is used only in conjunction with their involvement or potential involvement with the James Hardie Group as noted above.

No part of the content of that advice may be disclosed to any other party, referred to or cited in any material without our further written consent.

Kind regards

David Minty	Karl Marshall

TRO.003.012.0001

PRIVILEGED AND CONFIDENTIAL

CONSULTANTS & ACTUARIES	MELBOURNE	SYDNEY
Trowbridge Consulting Limited ABN 56 092 651 057
	Level 39, 140 William Street	Level 38, 1 Macquarie Place
The liability of Deloitte Touche	Melbourne VIC 3000	Sydney NSW 2000
Tohmatsu, is limited by, and to the extent	Tel: +613 9269 4000	Tel: +612 9324 9000
of, the Accountants’ Scheme under the	Fax: +613 9269 4111	Fax: +612 9324 9324
Professional Standards Act 1994(NSW).	E-mail: melbourne.office@trowbridge.com.au	E-mail: sydney.office@trowbridge.com.au

13 February 2001

Mr Roy Williams
Allen Allen & Hemsley
The Chifley Tower
2 Chifley Square
Sydney NSW 2000

PRIVILEGED & CONFIDENTIAL

Dear Roy

James Hardie Industries Limited – Asbestos Litigation

We refer to your letter dated 30 January 2001 on the above subject. You have asked us to revisit the claim number assumptions that we adopted for our draft advice on the future cost of asbestos-related disease claims as at 31 March 2000 in view of recent work that Trowbridge Consulting have carried out to estimate the impact of such claims on the insurance industry in Australia.

In setting the assumptions for the draft advice, we examined a considerable amount of the research conducted on the likely emergence of claims Australia-wide as well as some international material in order to establish the parameters of our model. In particular we considered the observations from the research paper “Recent Trends in Asbestos-Related Diseases” by Atkins, Smith and Watson that was presented to the Institute of Actuaries’ 6th Accident Compensation Seminar in December 1996, together with the observations of the authors regarding the apparent trends since that paper was written.

Trowbridge is currently in the process of finalising a paper that discusses our recent review of trends in asbestos-related disease claims. This review shows that the number of new mesothelioma claims during the 1990’s has been worse than even the high end of projections from earlier papers. Evidence also suggests that the tail of claims being reported may be longer than previously thought. Some sources have even suggested that claims will continue to be reported as late as 2050.

We have supplemented the results of the review, which concentrated mainly on mesothelioma experience, with other information on the likely future pattern of non-mesothelioma claims.

PRIVILEGED AND CONFIDENTIAL

TRO.003.012.0002

CONSULTANTS & ACTUARIES	MELBOURNE	SYDNEY
Trowbridge Consulting Limited ABN 56 092 651 057
	Level 39, 140 William Street	Level 38, 1 Macquarie Place
The liability of Deloitte Touche	Melbourne VIC 3000	Sydney NSW 2000
Tohmatsu, is limited by, and to the extent	Tel: +613 9269 4000	Tel: +612 9324 9000
of, the Accountants’ Scheme under the	Fax: +613 9269 4111	Fax: +612 9324 9324
Professional Standards Act 1994(NSW).	E-mail: melbourne.office@trowbridge.com.au	E-mail: sydney.office@trowbridge.com.au

Based on all of the information available we make the following observations in relation to the likely future experience of asbestos-related claim lodgements against Hardie group companies:

•	mesothelioma claim reports are likely to continue to be reported well past the last date assumed for our earlier draft advice on projected claims as at 31 March 2000;

•	mesothelioma claim number reports are likely to be made at a higher rate than assumed for our previous advice;

•	mesothelioma claim number reports Australia-wide may increase over the next 5 to 10 years before dropping off;

•	asbestosis related claims are expected to drop off pretty quickly over the next ten years and then continue at a low level thereafter;

•	lung cancer claim reports are expected to dry up about 5 to 10 years earlier than mesothelioma claims;

•	there appears to be increasing pressure to compensate lung cancer sufferers based on exposure to asbestos rather than on evidence of asbestosis. A change in lung cancer criteria away from the Hans Weill theory, which requires lung cancer to be accompanied by asbestosis or a level of asbestos build up in the lung commensurate with asbestosis before a claim will be accepted, would raise the potential of significantly higher future claim numbers.

With these observations in mind, we have constructed two further projections of claim numbers. These are described in detail below.

(i)	Best Estimate Basis

For mesothelioma claims we have assumed that claim numbers will follow the Berry Medium pattern proposed by the draft Trowbridge paper. This assumes that claim numbers will increase slightly over the next two years and then fall away gradually until 2040.

For non-mesothelioma claims we have assumed that claims will continue to be reported until 2035. We have allowed for the fact that the bulk (about 75%) of the non-mesothelioma claims reported to Hardies each year relate to asbestosis and that asbestosis claim numbers are expected to reduce quite rapidly. This projection gives claim numbers less than our original projection up to 2018 and greater thereafter.

TRO.003.012.0003

PRIVILEGED AND CONFIDENTIAL

(ii)	High Basis

For mesothelioma claims we have assumed that claim numbers will follow the Berry High pattern proposed by the draft Trowbridge paper. This assumes that claim numbers will increase over the next six years and then fall way gradually until 2040.

For non-mesothelioma claims we have assumed that claim numbers will follow the Berry Medium pattern proposed by the draft Trowbridge paper. This assumes that claim numbers will increase slightly over the next two years and then fall away gradually until 2040. This is a conservative approach considering that the bulk of Hardie’s non-mesothelioma claims relate to asbestosis. However, in view of the potential for considerable increases in lung cancer claims, this basis is not unreasonable as a high basis.

For workers’ compensation claims we have maintained the current basis due to lack of materiality.

The attached appendices provide the following information:

•	Appendix A shows the projected cashflows over the period to 2020 for mesothelioma claims, non-mesothelioma claims and total claims (including workers’ compensation claims) both gross and net of reinsurance recoveries. Three claim number projection scenarios are shown – current, best estimate and high. The cashflows are based on average claim sizes for mesothelioma and non - mesothelioma claims as assumed in our earlier work: we have not detected any trends that need to be built into the average cost assumptions.

•	Appendix B illustrates these cashflows graphically.

•	Appendix C gives the net present value of the cashflows over the next 10,15 and 20 years based on discount rates of 7%, 8% and 9%.

•	Appendix D illustrates the claim numbers projected for mesothelioma and non-mesothelioma claims for the “current” scenario and the two new scenarios.

Reliances and Limitations

This letter has been prepared for the use of Mr Roy Williams, Solicitor of Allen Allen & Hemsley in preparing advice in relation to the future management of asbestos-related claims by the directors and management of James Hardie Group companies. No part of the content may be disclosed to any other party, referred to or cited in any material without our prior written consent.

TRO.003.012.0004

PRIVILEGED AND CONFIDENTIAL

While due care has been taken in preparation of the review Trowbridge Consulting accepts no responsibility for any action which may be taken based on its contents. The nature of the problem is such that experience could vary considerably from our estimates. Variations are normal and are to be expected.

The projections of future asbestos-related disease cases are based on epidemiological work that is subject to inherent uncertainty. In addition, the behaviour of potential claimants (the propensity to sue) is uncertain and the potential exposure will be heavily influenced by legal decisions that are impossible to predict. Our estimates are based on a continuation of the current environment regarding legal principles and settlement practices. We have also taken into account our understanding of insurance arrangements with various insurers and reinsurers in assessing the net liability for outstanding claims, and the eventual extent of these recoveries is also subject to uncertainty. Our estimates do not allow for the agreement that has been reached with QBE Insurance in relation to commutation of various covers, and so any such amounts can be deducted from our estimates in this letter.

We have relied on the information supplied previously by Hardies for our investigations.

If you have any questions or need any clarification about the advice contained in this letter please contact Karl Marshall on (02) 9324 9154 or David Minty on (02) 9324 9047.

Yours sincerely,

David Minty	Karl Marshall
Fellow of the Institute of Actuaries of Australia	Fellow of the Faculty of Actuaries

TRO.003.012.0005

PRIVILEGED AND CONFIDENTIAL

APPENDIX A

	Cashflows on 3 bases For claim numbers			Amounts in AU$
	Meso - gross			Non-meso - gross			Total - gross
Year	Current	Best Estimate	High	Current	Best Estimate	High	Current	Best Estimate	High
2001	18,255,970	18,342,785	18,453,739	6,275,884	6,251,212	6,252,177	25,307,966	25,372,355	25,484,474
2002	19,147,326	19,338,361	19,625,292	5,901,946	5,812,991	5,821,047	25,865,509	25,974,769	26,269,756
2003	19,726,720	19,985,453	20,471,847	6,146,023	6,016,743	6,036,322	26,593,317	26,735,713	27,241,687
2004	20,663,449	20,944,732	21,655,886	6,428,144	6,322,378	6,351,214	27,767,148	27,962,213	28,703,203
2005	21,378,607	21,627,656	22,590,790	6,932,255	6,897,532	6,927,254	29,003,047	29,243,567	30,236,423
2006	22,459,480	22,606,566	23,845,538	7,281,982	7,288,593	7,369,030	30,374,375	30,560,711	31,880,121
2007	22,671,933	22,920,701	24,460,955	7,417,462	7,416,753	7,621,918	30,647,786	30,936,739	32,682,158
2008	22,629,290	23,351,143	25,216,877	7,618,842	7,584,020	7,969,207	30,817,901	31,559,726	33,810,647
2009	22,554,736	23,886,786	26,103,651	7,877,781	7,772,360	8,374,067	31,007,604	32,307,693	35,126,284
2010	22,402,323	24,361,205	26,950,066	7,934,486	7,719,980	8,576,667	30,911,988	33,752,182	36,197,730
2011	22,135,157	24,736,622	27,719,282	7,975,883	7,616,119	8,777,792	30,681,289	33,044,398	37,188,731
2012	21,755,469	25,000,409	28,399,643	7,981,587	7,451,326	8,946,111	30,297,642	33,161,979	38,055,999
2013	21,266,852	25,138,926	28,978,519	7,912,798	7,222,951	9,077,272	29,727,110	33,088,329	36,782,244
2014	20,666,952	25,063,159	29,280,777	7,748,124	6,928,457	9,158,934	28,947,462	32,729,573	39,177,669
2015	19,953,927	25,008,940	29,467,701	7,487,663	6,561,483	9,205,264	27,956,822	32,315,961	39,418,503
2016	19,134,618	24,718,911	29,558,607	7,154,794	6,182,951	9,204,513	26,785,266	31,651,701	39,512,959
2017	18,217,839	24,190,892	29,435,140	6,733,845	5,810,846	9,142,489	25,425,783	30,751,016	39,326,906
2018	17,197,102	23,557,634	29,246,906	6,213,296	5,434,786	9,021,261	23,860,210	29,738,020	39,013,768
2019	16,065,557	22,849,333	28,972,739	5,618,296	5,042,553	8,853,791	22,106,677	28,630,767	38,565,432
2020	14,815,973	21,804,752	28,457,576	4,939,568	4,634,383	8,621,880	20,148,498	27,167,389	37,807,709

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Recoveries - meso			Recoveries - non meso
Year	Current	Best Estimate	High	Current	Best Estimate	High
2001	2,274,425	2,285,386	2,299,308	781,883	778,858	779,012
2002	2,387,325	2,411,559	2,447,562	735,866	724,900	725,970
2003	2,459,382	2,492,227	2,553,241	766,241	750,300	752,848
2004	2,576,194	2,611,804	2,701,012	801,422	788,399	792,150
2005	2,664,580	2,695,937	2,816,763	864,020	859,793	863,734
2006	2,799,300	2,817,744	2,973,054	907,610	908,470	918,768
2007	2,825,598	3,856,826	3,049,609	924,437	924,421	950,244
2008	2,819,704	2,910,399	3,143,543	949,339	945,244	993,444
2009	2,809,661	2,977,121	3,253,745	981,341	968,705	1,043,806
2010	2,790,387	3,036,816	3,359,438	988,303	962,356	1,069,117
2011	2,756,757	3,084,233	3,455,444	993,333	949,600	1,094,226
2012	2,709,103	3,117,815	3,540,387	993,908	929,259	1,115,250
2013	2,647,977	3,135,861	3,612,693	985,238	901,000	1,131,645
2014	2,573,134	3,127,203	3,650,411	954,678	864,484	1,141,837
2015	2,484,341	3,121,482	3,673,749	932,243	818,969	1,147,623
2016	2,382,399	3,086,198	3,685,163	890,824	771,952	1,147,555
2017	2,268,451	3,021,014	3,669,835	838,486	725,672	1,139,843
2018	2,141,718	2,942,633	3,646,542	773,801	678,870	1,124,783
2019	2,001,281	2,854,885	3,082,711	699,869	630,036	942,045
2020	1,846,262	2,724,945	3,015,129	615,534	579,160	913,503

Prepared for Allen Allen Hemsley in respect of asbsetos related litigation. CONFIDENTIAL PRIVILEGED

APPENDIX A

CONSULTING

Cashflows on 3 bases for claim numbers					Amounts in AU$
					Undiscounted
		Meso - net			Non-meso - net			Total - net
Year	Current	Best Estimate High		Current	Best Estimate High		Current	Best Estimate High
2001	15,981,544	16,057,399	16,154,431	5,494,001	5,472,354	5,473,165	22,251,658	22,308,311	22,406,154
2002	16,760,001	16,926,802	17,177,731	5,166,080	5,088,092	5,095,077	22,742,319	22,838,310	23,096,224
2003	17,267,338	17,493,226	17,918,606	5,379,782	5,266,442	5,283,474	23,367,693	23,493,186	23,935,598
2004	18,087,255	18,332,928	18,954,874	5,626,722	5,533,979	5,559,065	24,389,532	24,562,010	25,209,041
2005	18,714,026	18,931,719	19,774,027	6,068,234	6,037,739	6,063,520	25,474,447	25,687,837	26,555,926
2006	19,660,180	19,788,821	20,872,484	6,374,372	6,380,123	6,450,262	26,667,465	26,834,497	27,988,299
2007	19,846,334	20,063,879	21,411,346	6,493,026	6,492,333	6,671,674	26,897,751	27,155,493	28,682,305
2008	19,809,586	20,440,744	22,073,334	6,669,503	6,638,776	6,975,763	27,048,858	27,704,082	29,673,661
2009	19,745,075	20,909,665	22,849,905	6,896,439	6,803,655	7,330,281	27,216,602	28,361,866	30,828,732
2010	19,611,936	21,324,389	23,590,628	6,946,183	6,757,623	7,507,549	37,133,297	28,753,010	31,769,175
2011	19,378,400	21,652,389	24,263,838	6,982,551	6,666,519	7,683,565	26,931,199	29,010,566	32,639,061
2012	19,046,366	21,887,593	24,859,256	6,987,679	6,522,067	7,830,862	26,594,630	29,114,904	33,400,361
2013	18,618,876	22,003,065	25,365,826	6,927,560	6,321,951	7,945,627	26,093,895	29,051,468	34,037,905
2014	18,093,818	21,935,956	25,630,366	6,783,446	6,063,973	8,017,097	25,409,650	28,737,886	34,385,420
2015	17,469,586	21,887,458	25,793,952	6,555,420	5,742,513	8,057,640	24,540,237	28,375,510	34,597,131
2016	16,752,220	21,632,713	25,873,444	6,263,970	5,410,999	8,056,958	23,512,043	27,793,551	34,680,241
2017	15,949,388	21,169,878	25,765,305	5,895,359	5,085,174	8,002,646	22,318,846	27,004,330	34,517,228
2018	15,055,383	20,615,001	25,600,364	5,439,495	4,755,916	7,896,479	20,944,691	26,116,517	34,242,443
2019	14,064,276	19,994,447	25,890,047	4,918,427	4,412,517	7,911,745	19,405,427	25,145,846	34,540,674
2020	12,969,711	19,079,808	25,442,447	4,324,034	4,055,223	7,708,377	17,686,701	23,863,284	33,879,077

[Additional columns below]

[Continued from above table, first column(s) repeated]

					Discounted
		Meso - net			Non-meso - net			Total - net
Year	Current	Best Estimate High		Current	Best Estimate High		Current	Best Estimate High
2001	15,449,942	15,523,274	15,617,078	5,311,251	5,290,324	5,291,109	21,511,490	21,566,258	21,660,847
2002	15,142,528	15,293,231	15,519,943	4,667,513	4,597,050	4,603,361	20,547,504	20,634,232	20,867,255
2003	14,580,282	14,771,019	15,130,204	4,542,608	4,446,905	4,461,287	19,731,332	19,837,296	20,210,862
2004	14,273,466	14,467,337	14,958,143	4,440,299	4,367,112	4,386,908	19,246,876	19,382,986	1,893,588
2005	13,801,943	13,962,495	14,583,713	4,475,436	4,452,945	4,471,959	18,787,880	18,945,258	19,585,490
2006	13,351,168	13,639,836	14,386,772	4,393,662	4,397,626	4,445,970	18,381,077	18,496,207	19,291,488
2007	12,784,559	12,924,694	13,792,704	4,182,660	4,182,214	4,297,741	17,326,922	17,492,953	18,476,491
2008	11,926,062	12,306,041	13,288,917	4,015,273	3,996,775	4,199,653	16,284,357	16,878,825	17,864,579
2009	11,109,555	11,764,811	12,856,486	3,880,278	3,828,073	4,124,378	15,313,406	15,957,788	17,345,769
2010	10,312,752	11,213,229	12,404,910	3,652,585	3,553,433	3,947,774	14,267,789	15,119,500	16,705,522
2011	9,523,317	10,640,846	11,924,216	3,431,504	3,276,193	3,776,010	13,235,064	14,256,947	16,040,134
2012	8,747,797	10,050,446	11,417,596	3,209,368	2,995,517	3,596,633	12,214,635	13,372,171	15,340,437
2013	7,992,014	9,444,652	10,888,092	2,973,604	2,713,650	3,410,601	11,200,610	13,470,127	14,610,518
2014	7,258,539	8,799,856	10,281,910	2,721,256	2,432,631	3,216,149	10,638,463	11,528,527	13,794,099
2015	6,549,646	8,209,982	9,670,593	2,457,739	2,152,966	3,020,947	9,200,554	10,638,463	12,971,055
2016	5,869,807	7,579,882	9,065,791	2,194,631	1,895,959	2,823,076	8,238,380	9,738,576	12,151,603
2017	5,222,900	6,932,439	8,437,290	1,930,536	1,665,227	2,620,603	7,308,688	8,843,029	11,303,257
2018	4,607,610	6,309,098	7,834,838	1,664,725	1,455,520	2,416,670	6,409,997	7,992,804	10,479,695
2019	4,022,699	5,718,861	7,405,135	1,406,781	1,262,079	2,262,937	5,550,416	7,192,276	9,879,408
2020	3,466,942	5,100,237	6,801,038	1,155,861	1,084,005	2,060,532	4,727,844	6,378,911	9,056,740

TRO.003.012.0007

Prepared for Allen Allen Hemsley in respect of asbestos related litigation. CONFIDENTIAL PRIVILEGED

APPENDIX B.1

Prepared for Allen Allen Hemsley in respect of asbestos related litigation. CONFIDENTIAL PRIVILEGED

TRO.003.012.0008

Prepared for Allen Allen Hemsley in respect of asbestos

ATTACHMENT B.3

Prepared for Allen Allen Hemsley in respect of asbestos related litigation. CONFIDENTIAL PRIVILEGED

TRO.003.012.0010

ATTACHMENT C.

CONSULTING

James Hardies Industries Limited

Discounted asbestos liabilities over next 10,15 and 20 years

Discount Rate	7%
	Net meso - general liability			Net non-meso - general liability
Period	Current	Medium	High	Current	Medium	High
10 years	132,932,258	135,865,969	142,538,871	43,561,565	43,112,455	44,230,141
15 years	173,003,570	183,007,751	196,721,279	58,355,034	56,683,414	61,250,481
20 years	196,193,528	214,648,266	236,265,370	66,707,768	64,046,202	73,434,298

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Total - net (inc WC)
Period	Current	Medium	High
10 years	181,398,631	184,111,303	191,901,891
15 years	237,442,862	246,377,538	264,658,133
20 years	269,678,188	286,523,135	317,528,334

Undiscounted asbestos liabilities over next 10,15 and 20 years

	Net meso - general liability			Net non-meso - general liability
Period	Current	Medium	High	Current	Medium	High
10 years	211,889,833	217,365,387	229,374,642	69,814,806	69,082,562	71,298,922
15 years	317,668,190	342,313,443	373,220,565	108,920,861	104,862,897	116,464,296
20 years	403,099,279	459,434,965	518,891,553	139,580,660	131,968,416	161,308,230

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Total - net (inc WC)
Period	Current	Medium	High
10 years	288,296,642	293,405,868	307,631,484
15 years	435,906,966	457,746,109	500,254,629
20 years	554,233,398	605,685,002	694,481,404

Prepared for Allen Allen Hemsley in respect of asbestos related litigation. CONFIDENTIAL PRIVILEGED

TRO.003.012.0011

ATTACHMENT C.2

CONSULTING

James Hardies Industries Limited

Discounted asbestos liabilities over next 10,15 and 20 years

Discount Rate	8%
	Net meso - general liability			Net non-meso - general liability
Period	Current	Medium	High	Current	Medium	High
10 years	127,345,943	130,099,011	136,382,055	41,703,023	42,313,031	43,771,490
15 years	163,083,148	172,129,731	184,673,187	54,893,861	57,484,116	60,781,009
20 years	182,838,424	199,122,779	218,375,550	62,012,930	67,797,168	73,240,311

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Total - net (inc WC)
Period	Current	Medium	High
10 years	173,771,921	177,349,134	185,090,637
15 years	223,751,837	235,935,270	251,775,618
20 years	251,216,169	274,213,482	298,909,398

Undiscounted asbestos liabilities over next 10,15 and 20 years

	Net meso - general liability			Net non-meso - general liability
Period	Current	Medium	High	Current	Medium	High
10 years	211,889,833	217,365,387	229,374,642	69,814,806	71,298,922	74,164,314
15 years	317,668,190	342,313,443	373,220,565	108,920,861	116,464,296	124,902,475
20 years	403,099,279	459,434,965	518,891,553	139,580,660	161,308,230	178,827,688

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Total - net (inc WC)
Period	Current	Medium	High
10 years	288,296,642	295,622,229	310,496,876
15 years	435,906,966	469,347,507	508,692,808
20 years	554,233,398	635,024,815	712,000,862

Prepared for Allen Allen Hemsley in respect of asbestos related litigation. CONFIDENTIAL PRIVILEGED

TRO.003.012.0012

CONSULTING

ATTACHMENT C.3

James Hardies Industries Limited

Discounted asbestos liabilities over next 10, 15 and 20 years

Discount Rate	9%
	Net meso- general liability			Net non- meso- general liability			Total - net ( inc WC)
Period	Current	Medium	High	Current	Medium	High	Current	Medium	High
10 years	122,125,448	124,709,226	130,630,170	39,967,761	40,522,305	41,891,752	166,645,651	169,985,245	177,275,637
15 years	154,036,315	162,220,522	173,718,556	51,743,995	54,059,769	57,066,174	211,271,997	222,269,113	236,773,551
20 years	170,893,290	185,239,178	202,445,167	57,821,535	62,852,054	67,684,154	234,709,891	254,908,712	276,946,800

Undiscounted asbestos liabilities over next 10, 15 and 20 years

	Net meso- general liability			Net non- meso- general liability			Total - net ( inc WC)
Period	Current	Medium	High	Current	Medium	High	Current	Medium	High
10 years	211,889,833	217,365,387	229,374,642	69,814,806	71,298,922	74,164,314	288,296,642	295,622,229	310,496,876
15 years	317,668,190	342,313,443	373,220,565	108,920,861	116,464,296	124,902,475	435,906,966	469,347,507	508,692,808
20 years	403,099,279	459,434,965	518,891,553	139,580,660	161,308,230	178,827,688	554,233,398	635,024,815	712,000,862

TRO.003-012.0013

Prepared for Allen Allen Hemsley in respect of asbestos related litigation. CONFIDENTIAL PRIVILEGED

CONSULTING

ATTACHMENT D.1

Projected meso numbers

Year	Current	(?)Estimate(?)	High Basis
2001	102	103	105
2002	102	104	106
2003	102	104	108
2004	102	104	109
2005	102	103	110
2006	102	103	110
2007	100	101	110
2008	95	100	109
2009	90	98	108
2010	84	95	107
2011	79	92	105
2012	74	89	103
2013	69	86	101
2014	64	81	97
2015	59	78	93
2016	54	73	89
2017	49	68	84
2018	43	63	80
2019	38	58	76
2020	33	52	71
2021	20	47	66
2022	23	41	61
2023	18	37	56
2024	13	32	50
2025	8	26	46
2026	3	25	41
2027		21	36
2028		17	32
2029		14	28
2030		12	24
2031		9	20
2032		8	17
2033		6	14
2034		5	11
2035		3	9
2036		3	7
2037		2	5
2038		1	4
2039		1	3
2040		1	2
2041		0	1

CONFIDENTIAL & PRIVILAGED

TRO.003-012.0014

Prepared for Allen Allen Hemsley in respect of asbestos related litigation. CONFIDENTIAL PRIVILEGED

CONSULTING

ATTACHMENT

Projected non- meso numbers

Year	Current	Best Est	High Basis
2001	72	70	70
2002	74	70	71
2003	72	70	71
2004	70	70	71
2005	67	70	70
2006	65	66	70
2007	63	63	69
2008	60	59	68
2009	58	55	66
2010	56	51	65
2011	53	47	63
2012	51	42	61
2013	46	38	58
2014	41	34	55
2015	36	29	53
2016	31	26	50
2017	26	24	46
2018	20	21	43
2019	15	18	39
2020	10	15	35
2021	5	13	32
2022	0	12	28
2023	0	10	25
2024	0	8	22
2025	0	6	19
2026	0	6	17
2027		5	14
2028		4	12
2029		4	10
2030		3	8
2031		3	6
2032		2	5
2033		1	4
2034		1	3
2035		0	2
2036		0	2
2037		0	1
2038		0	1
2039		0	1
2040		0	0
2041		0	0

TRO.003-012.0015

Prepared for Allen Allen Hemsley in respect of asbestos related litigation. CONFIDENTIAL PRIVILEGED

ANNEXURE Q

This is a copy of Exhibit 85

INTERNAL MEMORANDUM

To:	Peter Macdonald	James Hardie Industries Limited ABN

From:	Peter Shafron	26300 La Alameda, Suite 100 Mission Viejo, CA 92691

Date:	9 November 2001	Telephone: (949) 348-4515 Facsimile: (949) 348-4534

Subject:	Foundation	email: peters@jameshardie.com

DRAFT: 9 November 2001 -11 -08

Confidential and Privileged

Peter,

I have looked at the Foundation letter of 24 September 2001 and here are my preliminary comments in relation to the various statements and assertions. As you know, Phillip Morley, Stephen Harman, Greg Baxter, Steve Ashe and Wayne Attrill were, in addition to yourself, others and me from James Hardie Industries Limited, involved in the set up, as were external advisers Trowbridge Consulting, Allen Allen and Hemsley, PwC Legal, Access Economics, Towers Perrin and others. To prepare a comprehensive response we would need to get their input also, but this will serve in the meantime.

A point worth making at the outset is that the JHIL team used their best, good faith efforts to secure the best outcome for JHIL, the Foundation and its subsidiaries, and claimants. To the extent that the Foundation letter suggests otherwise or infers that the set up work was done with less than best efforts or other than good faith it is to be strongly rejected.

Given the nature of the matters set out in the Foundation letter, it seems advisable to put a response to it on the record.

Addressing the main points in turn:

Addressee

The letter is addressed to you as Managing Director of James Hardie Inc. Any issues that the Foundation has should more properly be raised with James Hardie Industries Limited since that was the company that set up the Foundation. James Hardie Inc has no connection whatsoever to the Foundation.

“20 Years was critical to the decision of (Foundation) Directors”

In our meetings with the prospective directors, particularly Peter Jollie and Michael Gill, Phillip Morley and I said that whatever the level of funding there could be no guarantees that the level of funding would be enough over the long haul. We said that it was possible that the funding - whatever it was - could run out and that was because no one could predict the future and that the history of asbestos litigation was that it usually got worse. We said that we did not want anyone to join the board of the Foundation on any false premise in that regard.

Michael Gill responded at one point that he would not take on the position of director unless he felt comfortable that the funds were likely to last 10 or 15 years.

We prepared modelling that showed that on certain claims and earnings scenarios the fund could last forever – with a surplus - or it could last 15 or 20 years on more pessimistic assumptions. It was clear that the model was sensitive to the various assumptions, including fund earnings rates and the rate, size and timing of claims. The JHIL directors in their decisions setting up the Foundation recognised that different outcomes were possible but that on the most balanced assumptions the liabilities would be fully funded.

We went through the model with the prospective Foundation directors who asked intelligent questions. Peter Jollie asked that the model be run with lower earnings assumptions and that was done.

I believe that towards the end of the process the prospective Foundation directors may have said that they were (now) looking for a likely life of the fund of 20 years – at least. Our modelling supported that.

The Foundation re-engaged Trowbridge and Towers Perrin

We have not seen the most recent assumptions used by Trowbridge or Towers Perrin. It is possible that the claims position has deteriorated, it is also possible that the earnings projections have diminished. The life of the fund is clearly a function of both and neither can be predicted with certainty.

Insolvency and value of future claims

We do not know what lies behind the earnings and claims projections. I assume that they have given us their absolute “worst case” scenario. The numbers seem pessimistic, particularly in view of the modelling that we did so recently. The point is that any projection 9 or 10 years out is inherently unreliable and speculative.

The larger point is this. Nothing in the establishment of the Foundation caused or contributed to the future or likely future of claims or the life of the fund (other than the actual management being carried out by Foundation personnel). The Foundation was essentially a structure to ensure that proper management focus was brought to bear on the very important issue of asbestos claims against former JHIL subsidiaries, and to ensure that dedicated funds were made available for research into asbestos related diseases. Rights of present and future claimants were not adversely affected — they were enhanced by:

•	Additional funds being contributed by JHIL to the subsidiaries (against the initial advice of our external lawyers who argued that JHIL directors had a duty not to add any additional funds to the subsidiaries);

•	Qualified, dedicated and focused new directors and management;

•	Removal of the business risk to the existing funds that were in the subsidiaries (which up to that point had been held as receivables on intercompany loan account);

•	Dedication of funds for medical research into cures and treatments for asbestos diseases.

To reiterate: JHIL did not expunge or extinguish any rights with the creation of the Foundation. To the extent that claims could have been brought against JHIL (our advice is that other than pre 1937 manufacture they cannot validly be brought) or any other company prior to the set up of the Foundation, they can be brought in an identical fashion after the Foundation. (Indeed, two or three claims have commenced against JHIL since the set up of the Foundation and we are currently defending them; others, such as a large number by Pacific Power, have been settled since the Foundation.)

Additional $200 million required

Again, this number strikes me as very high, but without seeing the materials it is difficult for us to see where the error may lie.

2

I am not sure what conclusion the Foundation is seeking to draw here, if any. In view of the advice we have had from Allens I do not see that there is any basis for JHIL making additional contributions to the Foundation or its subsidiaries outside of a court finding. Allens, as you recall, had major difficulties with the additional funding that was in fact provided to the Foundation subsidiaries for the reason that the directors of JHIL had a duty to its shareholders not to give away funds in the absence of a legal duty to do so. The basis for that advice, in addition to the law on directors’ duties, was the doctrine of the “corporate veil” – a parent company is not liable for the debts of a subsidiary absent some fraud or agency. That principle was affirmed in the context of asbestos litigation in the Putt case.

In terms of the original decisions setting up the Foundation, that was supported by a great deal of third party analysis and advice as well as careful consideration by board members. Again, the JHIL directors recognised that different outcomes were possible but that on the most balanced assumptions the liabilities would be fully funded. In any event, from the legal point of view, that outcome (i.e. fully funded) was not a sine qua non for the establishment of the Foundation. I do not see any basis for the current JHIL board members to reconsider the decisions.

“James Hardie Claims Data not provided”

The claims data that Trowbridge produced and the numbers in our modelling were March 2000 numbers. The report, which Trowbridge made available to the Foundation directors, makes clear on its face that the underlying claims data was March 2000 data. They were the most up to date “clean” numbers that we had at that time.

We had a discussion with Trowbridge – late in calendar 2000 – in relation to the fact that the data which we had available was March 2000 – at that time more than 6 months old. Trowbridge indicated that because of the nature of the actuarial exercise – basically drawing lines of future best fit to more than 10 years of data points – it was unlikely that another 6 months or so of data would make much difference to the result.

Towards the end of the calendar year 2000 or early 2001 we became aware that Trowbridge (but not the individuals that we had spoken to) had produced a public report indicating that their previous industry estimates of the future incidence of asbestos disease were too conservative and that the future was likely to be bleaker. They had produced some new models of likely claims and some new generic curves. In light of this new information we asked Trowbridge to rerun their models using the James Hardie subsidiary company data and the latest (and more pessimistic) industry projections. They did that and the report that they produced and made available to the Foundation directors and that was factored into the model together with predicted earnings etc reflected the latest Trowbridge thinking on industry claim trends.

However, there can never be certainty in actuarial work. As Trowbridge wrote in the report provided to the Foundation directors:

While due care has been taken in preparation of the review Trowbridge Consulting accepts no responsibility for any action which may be taken based on its contents. The nature of the problem is such that experience could vary considerably from our estimates. Variations are normal and are to be expected.

The projections of future asbestos-related disease cases are based on epidemiological work that is subject to inherent uncertainty. In addition, the behaviour of potential claimants (the propensity to sue) is uncertain and the potential exposure will be heavily influenced by legal decisions that are impossible to predict. Our estimates are based on a continuation of the current environment regarding legal principles and settlement practices.

There were other “raw” figures available in January 2001. In a presentation to the prospective directors in January 2001 Wayne Attrill set out the latest management figures that he had for the asbestos claims. In this way, Foundation directors were made aware of the most recent numbers that were available. Those figures showed an upward trend in total damages payouts, a trend that appears to have commenced in 1999. On the other hand, legal costs are showing a clear trend in the other direction (i.e. getting smaller).

3

March 2001 figures available 8 weeks after Foundation establishment

The Trowbridge data for March 2001 is clearly just a starting point and only one point. The accuracy of an actuarial model cannot be determined by reference to a single year. We know from past experience that some years are worse than others and some better. Some years show an increase in claims or costs from the previous year, and some years show a decrease. An actuarial projection will be a line of projected best fit, with yearly data points expected to appear both above and below that line.

Most up to date data

Allens had asked Trowbridge to prepare actuarial reports to assist them in their advice to JHIL and the subsidiaries in 1996, 1998, and 2000. In each case the claims data used was the claims data as at March 1996, March 1998 and March 2000. In each case, Trowbridge had taken around 3 to 4 months to retrieve the data; understand, check and clean it; update their models; draft a report for input and comment; finalise and sign the report (the 2000 report was unsigned on account of on going discussions with Trowbridge).

The fact that data was available as soon as 8 weeks following the year-end says very little about the lead times to prepare a report on the basis of that data. It is interesting to note that the Foundation letter is dated 24 September 2001. We can only assume that the period between the year end data becoming available and the commissioning of the report, checking it etc and the delivery of the report consumed some months, which is why the Foundation letter is dated in September and not May. That is certainly consistent with prior reports from Trowbridge.

In the final analysis, there is always a lag time between data becoming available and the preparation of analysis based on that data. In our case, we were satisfied that with over 10 years of prior claims history, with the most up to date industry trends being used by Trowbridge, and given the inherent uncertainties in any actuarial forecast, the Trowbridge numbers were as reliable an input to the model as was likely to be available at that time.

Next formal study may show a worse position

It is possible that the next study shows a worse position. It is equally possible that it will show an improved position. The figures produced by Wayne Attrill for the prospective directors in January 2001 show for example that total costs for 1996 were less than total costs for 1995; total costs for 1999 were less than total costs for 1998. In other years the trend was the opposite.

Potential for other types of Claims not included in projections

On at least one occasion in discussions with Michael Gill, and on at least one occasion involving the whole Board of potential Foundation directors, the subject of what was and was not included in the Trowbridge report was raised. During those discussions, JHIL made clear that the following potential matters were not included in the report by reason of the fact that there were no material payments being made and/or because there were no data points for Trowbridge to work with:

•	Overseas cases (we mentioned that asbestos products were sold in some Asian countries and in the US);

Wharf cases (although Trowbridge had included an amount of $10 million);

•	Environmental claims;

•	Punitive/exemplary damages; and

•	Dust Disease Board reimbursement.

By the same token, no allowance had been made for potential positive developments, such as the possibility that some very promising medical developments might cause a reduction in future claims or that the NSW

4

government (or other governments) may act to limit recovery to reasonable levels as it has in areas such as workers compensation, motor vehicle accidents, and medical negligence.

In relation to US claims, it is our understanding and expectation that they are unlikely to be material. The relevant former subsidiaries did not export large amounts of product to the US, there have been few claims in the past (prior to the recent claims, there had been no claims since the early 1980s), and where unmeritorious claims have been made recently the plaintiff attorneys have been willing to discontinue.

For reasons stated above, JHIL was simply not in a position legally (directors’ duties and corporate veil) to donate extra against all worst case scenarios.

Valuation: Annual Payment

There is a question raised on the annual payment from JHIL. The issue of discretion is a technical one only, that operates for the benefit of the Foundation in that it ensures that the Foundation is not required to bring to tax in any one year the whole payment stream.

In its most recent annual accounts (March 2001 – particularly at note 19), JHIL records a payable to the Foundation of $73.4 million and reports that it has established a provision in that amount. It also describes the right of the Foundation to call for early repayment in certain circumstances. There can be no doubt that the Foundation is a creditor to JHIL for the full amount of the annual payments.

Valuation: Manufacturing Sites

The various manufacturing sites were all independently valued by JLW and it was on that basis that they were and are (I assume) held in the accounts of Amaca.

Our experience with the sale of other sites on which asbestos products have been manufactured has been that we realised book value or something over that amount – Largs Bay, Brooklyn and Camellia are all cases in point. Although, it is true to say, we had to be patient during the sale process.

James Hardie Australia is the current lessee of all the Amaca sites. There is some 8 years to run on all the sites and JHA has an option to extend the lease for another 10 years. As far as I am aware, other than Welshpool, JHA intends at this stage to continue to occupy for the foreseeable future and possibly would consider, I imagine, a proposal to commit now for the next term - particularly if there was a risk of not securing the sites after the initial term. (I note that other Group companies have or are contemplating manufacturing site leases outside of Australia substantially in excess of 10 years.)

“no way saw this as a structural device to remove responsibilities”

I would say that we are in agreement with the view of the Foundation that in no way did JHIL see it as a structural device to remove responsibilities. As explained above, the only responsibilities that altered as a result of the Foundation were management responsibilities. The underlying liabilities for claims and responsibility for them did not alter nor did the ability of the relevant companies to pay the claims change.

If there is an inference creeping in here that JHIL saw this as a structural device to remove responsibilities then obviously that is to be rejected in the strongest possible terms. It simply does not accord with the facts and the law.

Satisfying ourselves as to the validity of the information

It is difficult to see what would be achieved by our looking over the shoulder of the Foundation to the various reports that it has commissioned. We could, I am sure, point out areas of difference in assumptions or inputs from the work that we did – but for what purpose?

We did intend to lose management responsibility for the claims with the creation of the Foundation and we did intend to put careful, diligent and responsible people in charge of the Foundation funds and the subsidiaries. It is doubtful that we could add anything to the work that has been done.

5

Reviewing reports prepared by or on behalf of the Foundation carries several risks:

•	that JHIL will be characterised as somehow assisting in the managing of the companies and therefore has responsibility and liability as a deemed officer or “shadow director”;

•	that JHIL will be assumed or deemed to be in a position of control or influence such that JHIL is required to re-consolidate the former subsidiaries in an accounting sense; and

•	that JHIL will be implied to be acknowledging that – contrary to legal principle, past court decisions and the facts – it does take responsibility for the asbestos related activities of the former subsidiaries.

Please let me know what else you need in relation to this issue:

Regards,

Peter Shafron
General Counsel

6

ANNEXURE R

This is a copy of Exhibit 1, Volume 7, Tab 66

ASX Company Announcement

Date:Fri Feb 16 11:19:50 2001

Document Image #:00218121

Announcement Type: Third Quarter Activities Report

ASX Description: HAH Resolves Asbestos liability/3rd Qtr act. &cashf./Presentatn

Connect 4 Summary:

Company Summary:

James Hardie Industries Limited
ACN 000 008 263
16 February 2001
65 York Street
Sydney NSW 2000 Australia

Telephone (02) 9290 5269
Fax (02) 9262 5758
The Manager
Company Announcements Office
Australian Stock Exchange Limited	GPO Box 3935
20 Bridge Street	Sydney NSW 2001 Australia
Sydney NSW 2000

Dear Sir

Attached for release to the market are the following:

1.	Media Release – James Hardie resolves its asbestos liability favourably for claimants and shareholders

2.	Announcement of 3rd quarter results

3.	ASX Release for the 3rd quarter ended 31 December 2000

4.	Management Discussion and Analysis for 3rd quarter ended 31 December 2000

5.	Copies of slides to be presented to media and analysts’ briefings today

Yours faithfully

DE Cameron
Company Secretary

16 February 2001

James Hardie Resolves its Asbestos Liability
Favourably for Claimants and Shareholders

James Hardie Industries Limited (JHIL) announced today that it had established a foundation to compensate sufferers of asbestos-related diseases with claims against two former James Hardie subsidiaries and fund medical research aimed at finding cures for these diseases.

The Medical Research and Compensation Foundation (MRCF), to be chaired by Sir Llewellyn Edwards, will be completely independent of JHIL and will commence operation with assets of $293 million.

The Foundation has sufficient funds to meet all legitimate compensation claims anticipated from people injured by asbestos products that were manufactured in the past by two former subsidiaries of JHIL.

JHIL CEO Mr Peter Macdonald said that the establishment of a fully-funded Foundation provided certainty for both claimants and shareholders.

“The establishment of the Medical Research and Compensation Foundation provides certainty for people with a legitimate claim against the former James Hardie companies which manufactured asbestos products “ Mr Macdonald said.

“The Foundation will concentrate on managing its substantial assets for the benefit of claimants. Its establishment has effectively resolved James Hardie’s asbestos liability and this will allow management to focus entirely on growing the company for the benefit of all shareholders.”

A separate fund of $3 million has also been granted to the Foundation for scientific and medical research aimed at finding treatments and cures for asbestos diseases.

The $293 million assets of the Foundation include a portfolio of long term securities, a substantial cash reserve, properties which earn rent and insurance policies which cover various types of claims, including all workers compensation claims.

Towers Perrin has been appointed to advise the Foundation on its investments, which will generate investment income and capital growth.

In establishing the Foundation, James Hardie sought expert advice from a number of firms, Including PricewaterhouseCoopers, Access Economics and the actuarial firm, Trowbridge. With this advice, supplementing the company’s long experience in the area of asbestos, the directors of JHIL determined the level of funding required by the Foundation.

“James Hardie is satisfied that the Foundation has sufficient funds to meet anticipated future claims,” Mr Macdonald said.

The initial $3 million for medical research will enable the Foundation to continue work on existing programs established by James Hardie as well as launch new programs.

When all future claims have been concluded, surplus funds will be used to support further scientific and medical research on lung diseases.

Mr Macdonald said Sir Llewellyn Edwards, who has resigned as a director of James Hardie Industries Limited to take up his new appointment as chairman of the Foundation, has enjoyed a long and distinguished career in medicine, politics and business.

His experience with James Hardie will assist the Foundation to rapidly acquire the knowledge it needs to perform effectively. Sir Llew is a director of a number of organisations including Westpac Banking Corporation and is also Chancellor of the University of Queensland.

The other Foundation directors are Mr Michael Gill, Mr Peter Jollie and Mr Dennis Cooper.

Ends.

For further details contact:

Greg Baxter, Senior Vice President Corporate Affairs
Tel: (61 2) 9290 5225 (BH)
Mob: 0419 461 368 (AH)

This document is available from the Investor Relations
Section of the James Hardie website – www.jameshardie.com.

This document contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties and, as a result, readers should not place undue reliance on such statements. The inclusion of these forward-looking statements should not be regarded as a representation that the objectives or plans described will be realised.

16 February 2001

Lower Gypsum Prices Impact 3rd Quarter Profit
US Fibre Cement Sales Up 51%

James Hardie Industries Limited today reported a 70% decrease in Operating Profit to A$13.8 million for its third quarter, ended 31 December 2000.

3rd Quarter and 9 Months at a Glance

	Q301	Q300	%+/-	YTD01	YTD00	%+/-
A$Million
Sales Revenue	373.5	373.8		1,189.7	1,075.9	11
EBIT	19.4	79.4	(76)	122.6	200.7	(39)
Operating Profit	13.8	46.3	(70)	79.1	114.1	(31)
Abnormals				(35.3)
Net Profit/(Loss)	13.8	46.3	(70)	43.8	114.1	(62)

The results mainly reflect the sharp decline in wallboard prices suffered by the company’s US gypsum business. Wallboard prices were 44% lower than for the same period last year and 18% below the previous quarter of the current year. The declines are consistent with the trend experienced by the entire US gypsum wallboard industrv.

In sharp contrast, the US fibre cement business achieved further strong gains, lifting sales 51% and EBIT 43%, despite a 7% downturn in housing starts. EBIT margins recovered strongly after being affected by higher than normal expenses in the previous quarter.

James Hardie’s Chief Executive, Mr Peter Macdonald, said the overall results, while disappointing, masked some encouraging news for investors.

“The strong performance by the US fibre cement business, particularly the recovery in margins, reinforces our view that this is a high growth business which is resilient in the face of weaker trading conditions.

“Secondly, market analysts believe the worst part of the downturn in gypsum prices is behind us. There is a real prospect that the prices achieved in the third quarter reflect the low point and that the price increases announced in the past 4-6 weeks could be sustained.

“The latest price increases announced by the industry include a 10% rise on the west coast which is due to take effect in late February. We also have further cost savings to come through which will help restore profits from this business,” Mr Macdonald said.

“Comparisons with the third quarter last year provide a particularly sharp contrast because last year prices hit an all-time high in the third quarter, whereas this year, prices in the third quarter hit what could be the low point in this cycle,” he said.

US Fibre Cement Growth Continues

Sales revenue from the US fibre cement business was up 51% to A$170.6 million due to higher volumes and prices.

Sales volumes were 21% higher at 205 million square feet. The business was unaffected by the 7% decline in US housing starts and continued to take market share from competitors.

Product prices were 3% higher due to the introduction of new, differentiated products which command higher prices.

The higher volumes and prices led to a 43% increase in EBIT to A$322 million. EBIT margins, which had fallen to 16.5% in the previous quarter, recovered strongly, to 18.9%, despite higher raw material and energy costs and the impact of other costs being incurred to accelerate growth.

The business remains on its high growth trajectory. Recent initiatives include:

•	the launch of a new, ‘breakthrough’ fibre cement production technology in December 2000 and the start-up of a new production line for Harditrim TM in Cleburne, Texas which will utilise this new technology

•	the start-up of a new plant in Peru, Illinois in November 2000 and the start of work on a second line at the plant which will be commissioned later this year

•	the commissioning this month of the first of two lines at the company’s 6th plant, in Waxahachie, Texas

•	the commissioning next month of the company’s first US pipe manufacturing plant, in Plant City, Florida.

These initiatives are expanding production capacity in key markets and enabling the company to launch unique, new products aimed at accelerating the growth of the business.

James Hardie — 3rd Quarter and Nine Months Result Announcement

Gypsum Prices Drive Down Overall Earnings

The 44% decline in wallboard net prices to an average US$82 per thousand square feet for the quarter, combined with higher energy and freight costs, led to a 92% fall in EBIT to A$4.2 million.

Sales volumes were 5% lower for the quarter, after tailing off sharply in December. This was due to severe winter weather in the central and eastern United States which brought building to a halt in some areas and forced a one week shutdown of the company’s gypsum plant in Arkansas during December.

“Our gypsum results are well below where we would like them to be but our performance compared to the rest of the industry continued to improve. Most of the other gypsum companies lost money in the quarter and we had one of the highest return on assets of any gypsum manufacturer in the industry,” Mr Macdonald said.

Australia, New Zealand, The Philippines and Chile

In Australia, lower volumes in the fibre cement business, resulting from the downturn in the housing cycle, together with higher raw material and manufacturing costs, were responsible for a 40% drop in EBIT. The lower demand was partly offset by a 4% increase in prices and lower selling costs.

In New Zealand, sales volumes fell 13%, more than offsetting a 2% increase in product prices. This was a good result considering that housing construction activity fell 28%. The lower volumes, combined with significantly higher raw material costs and the loss of income from a business divested last year, saw EBIT decline 47%.

The Philippines fibre cement business achieved a 78% lift in sales revenue due to strong growth in volumes and higher prices, as well as further growth in exports.

In December 2000, the company entered the South American market with the US$7 million acquisition of a new fibre cement manufacturing plant in Santiago, Chile. The plant has been upgraded and expanded and is being commissioned.

Exiting Windows

The sale of the Australian windows business is progressing on schedule. Preliminary offers for the business are expected in March 2001.

Asbestos

The company announced today that it has resolved its future asbestos liability for the mutual benefit of claimants and shareholders.

The company has established the Medical Research and Compensation Foundation (MRCF) which has taken over the management and settlement of the group’s future asbestos liabilities. The Foundation will be completely independent of James Hardie.

James Hardie — 3rd Quarter and Nine Months Result Announcement

Assets of A$293.0 million have been transferred to the Foundation to fund all future claims for compensation and to support medical research.

The transfer of assets means that the James Hardie group will book an extraordinary item of A$238.0 million in its consolidated profit and loss statement for its fiscal year ended March 31, 2001, to reflect the transfer of assets to the Foundation.

Effective today, the consolidated profit and loss statement of the James Hardie group will not include costs associated with asbestos. From today, these costs will be borne by the new Foundation.

Additionally, a provision of A$72.4 million will be removed from the consolidated balance sheet of the James Hardie group to reflect the removal of this contingent liability from the group. No future provisions are expected to be required.

These changes mean that the James Hardie group will be able to concentrate solely on developing its operating businesses and the new Foundation will concentrate solely on managing asbestos related activities.

Further details are contained in a separate announcement also released today.

Outlook

The interest rate and general economic environment in the company’s major markets is uncertain and likely to remain that way for some months.

Using the latest available data, the US National Association of Home Builders has forecast housing construction in the United States to fall 6% in 2001. This outcome would see demand for James Hardie’s products remain at high levels.

In Australia, housing construction is expected to fall between 17-20% but there is evidence that the extent of this downturn could be mitigated by the recent interest rate cut and any further easing in monetary policy.

In New Zealand, economic confidence is improving and wage inflation is likely to keep downward pressure on interest rates. Housing construction is forecast to be flat.

In the Philippines, confidence has improved as the threat of political instability has subsided but it remains too early to predict any significant turnaround in economic conditions.

The US fibre cement business remains confident of achieving its aggressive sales and profit targets for the current year and there are early signs of a reasonably strong start to the country’s summer building season.

James Hardie — 3rd Quarter and Nine Months Result Announcement

Recent expansion and growth initiatives by the US fibre cement business are expected to more than offset any modest slowdown in US housing generally. However, these initiatives, such as the commissioning of new plants, involve significant one-time start up costs which are expensed before revenue is generated. Nevertheless, the business should achieve margins close to its long term target of 20% for the full year.

Results from the US gypsum business have started to improve although it is too early to determine whether this improvement will be sustained for the balance of the year.

The gypsum business has implemented price increases for its wallboard products which had a positive impact in January. A further 10% price increase has been announced for late February on the west coast. The business will also benefit from reduced costs as plant efficiencies and lower costs for key inputs, such as paper and gypsum rock, are realised. In addition, sales from joint compounds are expected to contribute to earnings going forward.

The gypsum results for the full year will, however, reflect the sharp decline in profits experienced in the year so far and only a modest recovery in current profit levels could be expected in the fourth quarter.

The extent to which gypsum wallboard price increases are achieved will continue to be heavily influenced by the rate at which the major industry players curtail production capacity.

In the Australian fibre cement business the improvement in manufacturing efficiency is expected to result in a flat profit year on year, despite the sharp fall in housing construction activity which is expected to continue. Further savings are anticipated as the company pursues a number of cost reduction initiatives.

In New Zealand there has been a small improvement in overall economic confidence as a result of a recovery in exports which has helped to strengthen the New Zealand dollar. However, overall building activity is forecast to be flat.

Housing construction for the balance of the year in the Philippines is expected to remain depressed. The business is targeting further reductions in manufacturing costs, higher export sales and growth in segment share domestically where demand for its products continues to grow despite a weak market.

Overall, directors expect that the company will achieve a full year operating profit before abnormal items of between A$90-95 million, provided that gypsum prices do not fall below the current price level of about US$85 per thousand square feet in the fourth quarter.

Ends.

For further details contact

Greg Baxter, Senior Vice President Corporate Affairs
Tel: (61 2) 9290 5225 (BH)
Mob: 0419 461 368 (AH)

/More

James Hardie – 3rd Quarter and Nine Months Result Announcement

This document is available from the Investor Relations
Section of the James Hardie website – www.jameshardie.com.

This document contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties and, as a result, readers should not place undue reliance on such statements. The inclusion of these forward-looking statements should not be regarded as a representation that the objectives or plans described will be realised.

James Hardie — 3rd Quarter and Nine Months Result Announcement

JAMES HARDIE INDUSTRIES LIMITED

ACN 000 009 263

ASX REPORT

NINE MONTHS ENDING
31 DECEMBER 2000

JAMES HARDIE INDUSTRIES LIMITED

Consolidated profit and loss account
 (The figures shown are not equity accounted)

			Previous corresponding
	Nine months to		period
	31 Dec 00		31 Dec 99
	$A million		$A million
		excluding		excluding
		abnormal		abnormal
		items		Items
Sales (or equivalent operating) revenue	1,189.7		1,208.8
Share of associates “net profit (loss) attributable to members” (equal to item 16.7)	—		—
Other revenue	19.5		37.9

Operating profit before abnormal items, interest and tax	122.6		200.7
Interest expense	(15.6)		(24.6)

Operating profit (loss) before abnormal items and tax	107.0	107.0	176.1	176.1
Abnormal items before tax (detail in item 2.4)	(35.3)	—	—	—

Operating profit (loss) before tax (items 1.4+1.5)	71.7	107.0	176.1	176.1
Tax (expense) credit	(27.9)	(27.9)	(62.0)	(62.0)

Operating profit (loss) after tax but before outside equity interests	43.8	79.1	114.1	114.1
Outside equity interests	—	—	—	—

Operating profit (loss) after tax attributable to members	43.8	79.1	114.1	114.1

Extraordinary items after tax (detail in item 2.6)	—	—	—	—
Outside equity interests	—	—	—	—

Extraordinary items after tax attributable to members	—	—	—	—

Total operating profit (loss) and extraordinary items after tax (items 1.8+1.11)	43.8	79.1	114.1	114.1
Operating (profit) loss and extraordinary items after tax attributable to outside equity interests (items 1.9+1.12)	—	—	—	—

Operating profit (loss) and extraordinary items after tax attributable to members (items 1.10+1.13)	43.8	79.1	114.1	114.1
Retained profits (accumulated losses) at beginning of financial period	132.0		44.5
If change in accounting policy as set out in clause 11 of AASB 1018 Profit and Loss Accounts, adjustments as required by that clause (include brief description)	—		—
Aggregate of amounts transferred from reserves	1.1		—

Total available for appropriation	176.9		158.6
Dividends provided for or paid	(38.7)		(34.6)
Aggregate of amounts transferred to reserves	—		(1.7)

Retained profits (accumulated losses) at end of financial period	138.2		122.3

JAMES HARDIE INDUSTRIES LIMITED

Consolidated balance sheet

			Previous
	At end of current	As shown in last	corresponding
	period	annual report	period
	31 Dec 00	31 Mar 00	31 Dec 99
	$A million	$A million	$A million
Current assets
Cash	143.0	254.2	118.1
Receivables	173.1	208.9	188.4
Investments	—	—	—
Inventories	129.6	117.7	119.5
Other - prepayments	33.2	21.9	18.6

Total current assets	478.9	602.7	444.6

Non-current assets
Receivables	55.4	30.8	42.2
Investments in associates	—	—	—
Other investments	20.0	21.1	18.6
Inventories	—	—	—
Exploration and evaluation expenditure capitalised	—	—	—
Development properties (mining entities)	—	—	—
Other property, plant and equipment (net)	1,105.0	923.7	959.4
Intangibles (net)	55.1	53.0	49.7
Other (provide details if material)	112.2	66.2	50.0

Total non-current assets	1,347.7	1,094.8	1,119.9

Total assets	1,826.6	1,697.5	1,564.5

Current liabilities
Accounts payable	123.3	124.1	114.9
Borrowings	128.0	72.1	47.1
Provisions	59.6	116.8	65.0
Other (provide details if material)	—	—	—

Total current liabilities	310.9	313.0	227.0

Non-current liabilities
Accounts payable	—	—	—
Borrowings	566.0	570.5	602.3
Provisions	190.4	139.6	120.7
Other (provide details if material)	—	—	—

Total non-current liabilities	756.4	710.1	723.0

Total liabilities	1,067.3	1,023.1	950.0

Net assets	759.3	674.4	614.5

Equity
Capital	583.6	552.5	552.5
Reserves	37.5	(10.7)	(60.9)
Retained profits (accumulated losses)	138.2	132.0	122.3

Equity attributable to members of the parent entity	759.3	673.8	613.9
Outside equity interests in controlled entities	—	0.6	0.6

Total equity	759.3	674.4	614.5

Preference capital and related premium included as part of 4.32	—	—	—

JAMES HARDIE INDUSTRIES LIMITED

Consolidated statement of cash flows

		Previous corresponding
	Current period	period
	31 Dec 00	31 Dec 99
	$A million	$A million
Cash flows related to operating activities
Receipts from customers	1,223.8	1,181.6
Payments to suppliers and employees	(1,055.5)	(951.9)
Dividends received from associates	—	—
Other dividends received	0.5	—
Interest and other items of similar nature received	12.5	11.3
Interest and other costs of finance paid	(34.3)	(38.6)
Income taxes paid	(33.1)	(33.5)
Other (provide details if material)	—	—

Net operating cash flows	113.9	168.9

Cash flows related to investing activities
Payment for purchases of property, plant and equipment	(169.4)	(126.2)
Proceeds from sale of property, plant and equipment	4.1	16.1
Payment for purchase of assets of businesses	(15.9)	—
Proceeds from sale of equity investments	2.4	17.9
Loans to other entities	—	—
Loans repaid by other entities	11.4	1.4
Other (provide details if material)	—	—

Net investing cash flows	(167.4)	(90.8)

Cash flows related to financing activities
Proceeds from issues of securities (shares, options, etc)	—	—
Proceeds from borrowings	213.0	80.4
Repayment of borrowings	(206.3)	(45.1)
Dividends paid	(77.0)	(64.9)
Other	—	—

Net financing cash flows	(70.3)	(29.6)

Net increase (decrease) in cash held	(123.8)	48.5
Cash at beginning of period	252.1	69.6
Exchange rate adjustments	14.7	(1.9)

Cash at end of period	143.0	116.2

JAMES HARDIE INDUSTRIES LIMITED

SEGMENT REPORTING

			Profit/(loss) before
	Sales		tax and abnormals		Total Assets
	9 mths	9 mths	9 mths	9 mths
$A million	31.12.00	31.12.99	31.12.00	31.12.99	31.12.00	31.3.00
Industry segments
US Fibre Cement	500.4	352.9	90.8	79.7	628.4	465.0
US Gypsum	388.0	412.2	69.9	134.6	506.4	458.2
Australia / New Zealand Fibre Cement	209.5	223.5	39.2	36.2	278.3	277.9
Research and Development	—	—	(7.5)	(12.8)	—	—
Other	91.8	87.3	(12.3)	(8.6)	118.5	133.4

Segments Total	1,189.7	1,075.9	180.1	229.1	1,531.6	1,334.5
General Corporate	—	—	(57.5)	(42.0)	295.0	363.0
Interest	—	—	(15.6)	(24.6)	—	—
Divested Businesses	—	132.9	—	13.6	—	—

	1,189.7	1,208.8	107.0	176.1	1,826.6	1,697.5

Geographic segments
United States	888.4	765.1	160.7	214.3	1,134.8	923.2
Australia	226.3	238.7	22.3	14.2	263.8	281.9
New Zealand	52.1	58.0	5.6	9.1	48.9	48.6
Other Countries	22.9	14.1	(8.5)	(8.5)	84.1	80.8

Segments Total	1,189.7	1,075.9	180.1	229.1	1,531.6	1,334.5
General Corporate	—	—	(57.5)	(42.0)	295.0	363.0
Interest	—	—	(15.6)	(24.6)	—	—
Divested Businesses	—	132.9	—	13.6	—	—

	1,189.7	1,208.8	107.0	176.1	1,826.6	1,697.5

Compilation of segmental information

James Hardie’s operations are organised into the following five segments: (1) US Fibre Cement, which manufactures and sells fibre cement products in the United States; (2) US Gypsum, which manufactures and sells gypsum wallboard products in the United States; (3) Australia / New Zealand Fibre Cement, which manufactures and sells fibre cement products in Australia, New Zealand and Asian export markets (other than the Philippines); (4) Research and Development, which includes the research and development centre in Sydney, Australia; and (5) Other, comprising the Philippines and Chile fibre cement operations and manufacture and sales of windows in Australia .

Research and development assets are included in the Australia / New Zealand Fibre Cement segment.

General Corporate costs include asbestos litigation and head office costs. In the analysis of total assets, all deferred taxes are included in General Corporate.

Prior year segmental information has been restated to reflect current industry segments.

Historically the Building Systems segment (disclosed in the Divested Businesses segment above) included certain commission income (received from the Australia/New Zealand Fibre Cement segment) and associated sales force costs for fibre cement systems. These fibre cement systems were marketed to architects and specifiers by Building Systems but physically distributed by the Australia/New Zealand Fibre Cement segment. As a result of the sale of the Bonder business the fibre cement systems activities previously undertaken by Building Systems are now performed directly by the Australia/New Zealand Fibre Cement segment. Accordingly, all prior period segment information has been restated to consistently present these activities as performed by Australia/New Zealand Fibre Cement.

Management Discussion and Analysis

16 February 2001

James Hardie Industries Limited (JHIL)
Results for 3rd Quarter Ended 31 December 2000

Summarised Financial and Operating Results

A$ – AGAAP (Unless otherwise stated, results are for continuing businesses only)

For 3 months ended 31 December 2000 vs 3 months ended 31 December 1999.

	Three Months Ended 31 December
	FY 2001		FY 2000		% Change
Net Sales
US Fibre Cement		$170.6		$112.8	51
Gypsum		113.4		152.1	(25)
US Operations		284.0		264.9	7
Australia/New Zealand Fibre Cement		62.5		78.6	(21)
Other		27.0		30.3	(11)

Total Net Sales		$373.5		$373.8	—

Net Sales		$373.5		$373.8	—
Cost of goods sold		(281.4)		(235.3)	20
Gross profit		92.1		138.5	(34)
SG&A and other		(72.7)		(62.7)	16
EBIT from continuing businesses		19.4		75.8	(74)
EBIT from divested businesses		—		3.6	(100)
EBIT before abnormal Items		19.4		79.4	(76)
Net interest expense		(5.8)		(8.1)	(28)
Operating profit before tax and abnormals		13.6		71.3	(81)
Income tax expense before abnormals		0.2		(25.0)	(101)
Profit after tax but before abnormals		13.8		46.3	(70)
Outside equity interests		—		—	—

Net operating profit before abnormals		$13.8		$46.3	(70)

Abnormal Items before tax		—		—	—
Tax on abnormal Items		—		—	—
Abnormal Items after tax		—		—	—

Net operating profit		$13.8		$46.3	(70)

Tax rate		-1.5%		35.1%
Volume (mmsf)
US Fibre Cement		204.9		169.1	21
Gypsum		536.4		567.2	(5)
Australia/New Zealand Fibre Cement		58.2		75.9	(23)
Philippines Fibre Cement		16.5		10.6	56
Average sales price per unit (per msf)
US Fibre Cement	US$	443	US$	430	3
Gypsum* (net)	US$	82	US$	146	(44)
Australia/New Zealand Fibre Cement		$954		$925	3
Philippines Fibre Cement	PHP	13,024	PHP	11,264	16

* See attached explanation on price	../More

Group Results

a)	Total Net Sales

Net sales were unchanged at A$373.5 million.

Net sales from US operations increased 7% to A$284.0 million. This reflects the favourable impact of foreign exchange rates. In US dollars, sales from US operations decreased 12% to US$150.1 million. This was due to considerably lower prices for gypsum wallboard products, as a result of a significant increase in industry production capacity, combined with lower demand. This was offset by continued strong growth in sales volumes and higher prices of fibre cement products.

Net sales from non-US operations decreased 18% to A$89.5 million. This reflects generally lower demand which can be attributed to the downturn in the housing cycles in Australia and New Zealand. This affected both the fibre cement businesses and the Australian windows operation. These lower sales were partially offset by a 78% increase in sales revenue from the Philippines fibre cement business.

b)	Gross Profit

Gross profit fell 34% to A$92.1 million due to significantly lower prices for gypsum wallboard products, an increase in the cost of pulp which affected all fibre cement operations, and lower sales by the Australian and New Zealand fibre cement businesses, the US gypsum business and the Australian windows operation. The gross profit margin decreased 12.4 percentage points to 24.7%.

c)	Selling, General and Administrative Expenses (SG&A)

SG&A expenses and other items increased 16% to A$72.7 million. This was mainly due to:

a 42% increase in expenditure on sales, marketing and product development activities by the US fibre cement business as it geared up to capitalise on new growth opportunities

•	an 82% increase in expenditure on business development projects to develop new markets for fibre cement in various parts of the world.

The significant investment in these growth initiatives more than offset the reductions in SG&A achieved by most other businesses, including a 34% reduction in SG&A costs in the gypsum business.

As a percentage of sales, SG&A expenses increased 2.7 percentage points to 19.5% compared to the same quarter last year.

James Hardie 3rd Quarter MD&A – AGAAP

d)	Earnings Before Interest and Tax (EBIT)

EBIT decreased 74% to A$19.4 million. The EBIT margin was down 15.1 percentage points to 5.2% compared to the same quarter last year.

EBIT from US operations decreased 53% to A$36.4 million mainly due to the significant decline in gypsum wallboard prices, significantly higher natural gas costs in the gypsum business and an increase in expenditure on growth initiatives and plant commissioning costs by the US fibre cement business. In US dollars, EBIT from the US operations fell 63% to US$18.5 million.

EBIT from non-US operations decreased 56% to A$6.3 million. This was due to lower volumes in the Australia and New Zealand fibre cement business and the Windows operation and an increase in raw material costs in all businesses. This was partly offset by lower SG&A costs and higher prices in all businesses and higher volumes from the Philippines fibre cement business.

Corporate costs increased by A$8.5 million to A$20.5 million. This was mainly due to an increased investment in business development projects to develop new markets for fibre cement in various parts of the world.

Core research and development costs decreased 28% to A$2.8 million, mainly due to the completion of a number of research projects which have been transferred to business units for commercialisation.

e)	Interest Expense

Net interest expense decreased 28% to A$5.8 million. This was primarily due to an increase in the amount capitalised into plant construction and lower net borrowings during the current period, as a result of receiving proceeds from the sale of the Building Systems operations in February 2000.

f)	Income Tax Expense

Income tax expense decreased by A$25.2 million. The lower pre-tax profits, combined with the effect of permanent differences, resulted in an overall tax credit of A$0.2 million.

g)	Abnormal Items

There were no abnormal items in the quarter.

h)	Net Operating Profit

Net operating profit before abnormal items decreased 70% to A$13.8 million. Earnings per share before abnormals decreased 70% to A3.4 cents.

James Hardie 3rd Quarter MD&A – AGAAP

i)	Special Item – Asbestos

The company announced today that it has resolved its future asbestos liability for the mutual benefit of claimants and shareholders.

The company has established the Medical Research and Compensation Foundation (MRCF) which has taken over the management and settlemert of the group’s future asbestos liabilities. The Foundation will be completely independent of James Hardie.

Assets of A$293.0 million have been transferred to the Foundation to fund all future claims for compensation and to support medical research.

The transfer of assets means that the James Hardie group will book an extraordinary item of A$238.0 million in its consolidated profit and loss statement for its fiscal year ended March 31, 2001, to reflect the transfer of assets to the Foundation.

Effective today, the consolidated profit and loss statement of the James Hardie group will not include costs associated with asbestos. From today, these costs will be borne by the new Foundation.

Additionally, a provision of A$72.4 million will be removed from the consolidated balance sheet of the James Hardie group to reflect the removal of this contingent liability from the group. No future provisions are expected to be required.

These changes mean that the James Hardie group will be able to concentrate solely on developing its operating businesses and the new Foundation will concentrate solely on managing asbestos related activities.

Further details are contained in a separate announcement also released today.

Business Segment Results Follow

James Hardie 3rd Quarter MD&A – AGAAP

Business Segment Results

US Fibre Cement

Sales revenue increased 51% to A$170.6 million. In US dollars, sales revenue rose 25% to US$90.7 million.

Sales volume rose 21% to 204.9 million square feet as James Hardie’s products continued to take market share from competing products. This was achieved despite a 7% decline in US housing starts.

A new interior product, Hardibacker 500®, using the company’s new G2 technology, was launched during the quarter. Sales of Harditrim ™ continued to grow significantly, reflecting the product’s advantages over traditional wood based alternatives. The high growth rate in sales of exterior siding products continued despite a 14% fall in housing starts in major markets such as Texas and Florida.

The average product selling price increased 3% to US$443 per thousand square feet, despite aggressive pricing from competitors. The increase reflects the continued introduction of new, differentiated products which are commanding higher prices.

Gross profit increased 43% but the gross profit margin fell 1.9 percentage points due to higher manufacturing costs, arising from the expansion of manufacturing capacity to meet growing demand.

Higher manufacturing costs included higher pulp and energy costs together with one-time commissioning costs associated with the start-up of the 5th manufacturing plant at Peru, Illinois, the 6th fibre cement plant at Waxahachie, Texas and the FRC™ Pipes plant in Plant City, Florida.

For the third quarter in a row, the business’ manufacturing plants operated close to capacity to meet higher than expected demand. This meant each plant produced higher volumes of a narrower product range.

SG&A expenses were 43% higher to support the continuing growth of the business. The higher costs reflect a significant expansion of sales and marketing activities to exploit new growth opportunities to meet growing demand. However, SG&A decreased 0.8 percentage points as a percentage of sales.

EBIT rose 43% to A$32.2 million reflecting higher volumes and selling prices. This result was achieved despite higher SG&A and manufacturing costs, notably higher raw material and energy costs. In local currency, EBIT increased 19% to US$17.2 million.

The EBIT margin at 18.9% was 1.2 percentage points down on the same quarter last year but was up significantly on the prior quarter of the current year.

The business continues to expand. The 5th manufacturing plant at Peru, Illinois was commissioned in October and continues to ramp-up as planned.

James Hardie 3rd Quarter MD&A – AGAAP

Construction work on the 6th plant in Waxahachie, Texas is progressing on schedule and the plant is due to become operational in February 2001.

In addition, the company has developed a new ‘breakthrough’ fibre cement production technology, which will be used to expand the company’s range of fibre cement products. The first production line, utilising this new technology, has been commissioned at the Cleburne, Texas plant. The new line will provide an additional 100 million square feet of capacity which will be used to manufacture new Harditrim™.

Upon completion of the 5th and 6th plants, and the commissioning of a second line at the Peru plant, the business will have a total annual production capacity of approximately 1.825 billion square feet.

The company’s first US pipe manufacturing plant in Plant City, Florida is due to become operational in March 2001.

US Gypsum

Gross sales revenue decreased 25% to A$113.4 million.

Net wallboard sales revenue (gross price wallboard sales revenue less freight, discounts and rebates) was down 34% to A$84.8 million.

This was due primarily to a 44% decline in the average net selling price of wallboard. The average net price for wallboard was US$82 per thousand square feet. This was 44% lower than the same quarter last year, due to the significant increase in industry production capacity, combined with lower demand.

In US dollars, gross revenue dropped 40% to US$59.4 million while net revenue was down 47% to US$44.1 million.

Wallboard sales volume fell 5% to 536.4 million square feet. This downturn was exacerbated by severe winter weather, particularly in the mid-west and the east, which slowed building activity. In some areas it brought building to a halt and forced a one week shutdown of the company’s gypsum plant in Arkansas during December.

The per unit manufacturing cost of wallboard was unchanged, despite significantly higher energy costs.

Gross profit decreased 84% and the gross profit margin fell 33.0 percentage points. This was primarily due to the lower wallboard prices together with lower volumes and higher energy costs.

SG&A expenses were cut by 34% compared to the same period last year. As a percentage of sales, SG&A expenses were 0.6 percentage points lower.

EBIT decreased 92% to A$4.2 million due primarily to lower wallboard prices, lower volumes and higher energy costs, all of which were only marginally offset by lower SG&A costs. In local currency, EBIT decreased 96% to US$1.3 million.

James Hardie 3rd Quarter MD&A – AGAAP

The EBIT margin at 3.7% was 32.4 percentage points lower than the previous corresponding period.

The business strategy is to achieve the best return on assets in the gypsum wallboard industry. Significant progress has been achieved towards this objective and results for this quarter show that the business has among the best returns in the industry.

The business continues to expand on other fronts. In December, the company completed the purchase of Western Gypsum, a large gypsum mine in Utah. This will provide growth options for the business at low cost and low risk.

In addition, the first joint compound manufacturing plant in Washington state is ramping-up on schedule and is generating sales. This operation, together with joint compounds being sourced from a contract manufacturer in California, has added a new, complementary product which is expected to generate attractive returns.

Australia and New Zealand Fibre Cement

Sales revenue for the segment decreased 21% to A$62.5 million and sales volumes were down 23%. EBIT decreased 43% to A$9.2 million.

Australia

Sales revenue decreased 22% to A$44.7 million due to a 25% decrease in sales volume to 48.5 million square feet.

The decline in sales volume reflects lower demand due to the downturn in the Australian housing cycle. This was exacerbated by a decline in sales following the introduction of the GST (Goods & Services Tax) in July, some disruption to business in NSW as a result of the Olympic Games in September and abnormally lower demand prior to the December holiday period.

However, the average product selling price increased 4% to A$922 per thousand square feet, reflecting favourable changes to the product mix.

Gross profit decreased 24% and the gross profit margin fell 0.9 percentage points, largely due to the lower volumes and higher manufacturing costs.

SG&A expenses were cut 4% due to improved cost management. One improvement initiative expected to yield further savings is the centralisation and relocation of the finance and administration functions to New Zealand.

EBIT fell 40% due primarily to the lower volumes together with higher raw material and manufacturing costs. The EBIT margin at 16.2% was 5.0 percentage points down on the same quarter last year.

The business maintained its segment share, retaining all major customers during the quarter.

James Hardie 3rd Quarter MD&A – AGAAP

Sales of Hardifloor™, specifically designed for houses built on sloping sites continued to increase. New products introduced to the market during the quarter include HPC™, a new high-quality facade baseboard and Smartfix™, a premium pre-finished facade system. Further new product introductions are scheduled this year.

The first phase of the capacity expansion at the fibre cement pipes and columns plant in Brisbane became operational in December 2000. This increased capacity by 20% with a further 10% increase anticipated in April 2001. This will enable the business to capitalise on growth opportunities for its range of drainage pipes and architectural columns.

New Zealand

Sales revenue fell 15% to A$17.8 million due mainly to a 13% decrease in fibre cement sales volume and the sale of the Portacom business in February 2000.

This was a good result given the 28% decline in residential construction activity during the quarter. This sharp decline reflects lower economic and consumer confidence and an excess supply of dwellings created by overbuilding in the prior year. In local currency, total sales revenue decreased 12% to NZ$23.0 million.

Despite the sharp fall in residential construction activity, average product prices rose 2%. This was due to a change in the product mix as new and differentiated products, which competitors are unable to offer, generated a greater proportion of sales.

The business continued to hold segment share and all major customers were retained in the quarter.

Demand for products such as Hardiglaze™, a pre-finished internal lining product, continued to increase. A number of new products are scheduled to be launched later in the year.

Gross profit fell 32% and the gross profit margin decreased 6.0 percentage points. This was due mainly to higher raw material costs, particularly for pulp, which offset gains in manufacturing efficiency. SG&A expenses were cut 13% as a result of ongoing cost reductions.

The fall in sales volumes, higher raw material costs and the sale of the Portacom business in February 2000, were largely responsible for a 47% decline in EBIT. The EBIT margin decreased 7.0 percentage points to 11.2%.

Other Businesses Segment (Philippines Fibre Cement, Chile Fibre Cement and Windows)

Sales from the Other Businesses segment decreased 11% to A$27.0 million. The segment recorded an EBIT loss of A$2.9 million.

James Hardie 3rd Quarter MD&A – AGAAP

Philippines Fibre Cement

Sales revenue increased 78% to A$8.2 million. This was due to a 56% increase in sales volume to 16.5 million square feet as the business continued to increase market penetration against competing products, principally plywood.

The business also significantly grew export sales, commencing exports to Korea during the quarter.

Average product selling prices rose 16% due to favourable changes in the product mix and increased sales of exports. In local currency, sales revenue increased 80% to PHP214.9 million.

Gross Profit was break-even. This was due to higher manufacturing costs, notably higher raw material and energy costs.

SG&A expenses fell 36%. This was due primarily to the reorganisation of the sales and marketing functions which reduced employee costs, combined with a reduction in other administrative expenses compared to the prior year.

The EBIT loss in the quarter was 29% lower than the loss recorded in the same quarter last year. This was due to higher volumes and selling prices and lower SG&A costs.

Chile Fibre Cement

In December 2000 James Hardie acquired a new US$6.9 million fibre cement manufacturing plant in Santiago, Chile, from Fibrocementos Ecologicos Limitada (FCE), a private Chilean company. A further US$2.3 million is being spent upgrading the plant to increase its efficiency and enable it to manufacture James Hardie’s proprietary product range. The plant is scheduled to commence commercial production in February 2001 and will have an annual production capacity of 35 million square feet.

The acquisition represents a low-cost, low-risk entry into South America, a region in which the company sees significant long-term growth potential. The initial investment in Chile matches the size of the emerging market for fibre cement in Chile and the near-term prospects for sales in neighbouring countries Brazil and Argentina.

A small EBIT loss for the quarter was recorded, reflecting SG&A and other expenses incurred as part of the start-up of the business.

Windows

Sales revenue decreased 26% to A$18.3 million due to a fall in sales volumes of timber and aluminium windows. This was offset by a 14% increase in the average product selling price. The upward trend in average selling price reflects favourable price increases implemented by the business and the introduction of new, differentiated products which are commanding higher prices, notably the Quantum™ window.

James Hardie 3rd Quarter MD&A – AGAAP

The lower sales volume reflects lower demand in Australia, some of which can be attributed to decreased buying after the Introduction of the GST (Goods & Services Tax), some disruption to business in NSW, the business’ largest market, as a result of the Olympic Games in September and abnormally lower demand prior to the December holiday period.

The business continued to strengthen its position following the earlier acquisition of the “Palmair” business from Interlock.

Gross profit decreased 29% and the gross profit margin decreased 0.7 percentage points, largely due to lower sales volumes.

The business is in the process of automating its Quantum™ manufacturing processes. This will reduce costs further and increase production capacity to meet growing demand.

Sales of Quantum™ are increasing significantly as the product continues to be received positively by customers.

SG&A costs decreased 9% as the business continued to reduce costs and improve operating efficiency.

The lower gross profit produced an EBIT loss compared to a small profit in the same quarter last year.

The divestment process for James Hardie Windows is progressing on schedule, with the detailed information memorandum completed and potential purchasers around the world identified and being contacted. Preliminary offers for the business are expected to be received during March 2001.

Research and Development

Research and development includes costs associated with ‘core’ fibre cement research projects which are aimed at benefiting all fibre cement business units. These costs are expensed as ‘corporate costs’ rather than being attributed to individual units and decreased 28% to A$2.8 million for the quarter. This was mainly due to the completion of a number of research projects which are now being commercialised by business units.

Costs associated with development projects by individual business units are included in the business unit segment results. In total, these costs increased 23% to A$4.3 million reflecting increased activity on a number of projects involving the commercialisation of new products.

Ends.

For further details contact

Greg Baxter, Senior Vice President Corporate Affairs
Tel: (61 2) 9290 5225 (BH)
Mob: 0419 461 368 (AH)

James Hardie 3rd Quarter MD&A – AGAAP

Footnote: Change in Reporting Gypsum Selling Prices

Effective November 16, 2000, James Hardie changed the way in which it reports gypsum wallboard average selling prices in its results.

The company previously reported the Gross Selling Price per million square feet of wallboard. Beginning 16 November 2000, it now publishes the Net Selling Price per million square feet of wallboard. The Net Selling Price is the Gross Selling Price less freight, discounts and rebates.

The Net Selling Price per million square feet is the price commonly quoted by other industry participants.

This change is designed to enable shareholders, analysts and other interested parties to more easily compare the performance of the company’s gypsum business with the results of its competitors.

The following table shows the Gross Selling Price reported by James Hardie Gypsum in the past and the Net Selling Price which was achieved by the business in the same reporting periods.

Quarter	*Gross Selling Price/msf	*Net Selling Price/msf
June 98	$134	$104
September 98	$133	$110
December 98	$140	$114
March 99	$144	$119
June 99	$153	$128
September 99	$162	$137
December 99	$172	$146
March 00	$164	$138
June 00	$149	$123
September 00	$127	$100
December 00	$110	$82

*All Prices are US$

As a result of EITF 00-10 “Accounting for Shipping and Handling Revenues and Costs” issued by the Emerging Issues Task Force of the Financial Accounting Standards Board, certain Gypsum industry participants have restated their reported sales revenues and cost of sales to reclassify amounts related to shipping and handling to cost of sales from sales revenue where they have previously been reported. This has the effect of increasing sales revenue and increasing cost of sales but not affecting reported profits. James Hardie has always reported its Gypsum sales revenues in the manner now mandated by the EITF.

This document is available from the Investor Relations Section of the James Hardie website – www.jameshardie.com.

This document contains forward looking statements. Forward looking statements are subject to risks and uncertainties and, as a result, readers should not place undue reliance on such statements. The inclusion of these forward looking statements should not be regarded as a representation that the objectives or plans described herein will be realised.

James Hardie 3rd Quarter MD&A – AGAAP

Management Discussion and Analysis

16 February 2001

James Hardie Industries Limited (JHIL)
Results for 9 Months Ended 31 December 2000

Summarised Financial and Operating Results
A$ -AGAAP (Unless otherwise stated, results are for continuing businesses only)

For 9 months ended 31 December 2000 vs 9 months ended 31 December 1999.

	Nine Months Ended 31 December
	FY 2001		FY 2000		% Change
Net Sales
US Fibre Cement		$500.4		$352.9	42
Gypsum		388.0		412.2	(6)
US Operations		888.4		765.1	16
Australia/New Zealand Fibre Cement		209.5		223.5	(6)
Other		91.8		87.3	5

Total Net Sales		$1,189.7		$1,075.9	11

Net Sales		$1,189.7		$1,075.9	11
Cost of goods sold		(841.6)		(896.1)	21
Gross profit		348.1		379.8	(8)
SG&A and other		(225.5)		(192.7)	17
EBIT from continuing businesses		122.6		187.1	(35)
EBIT from divested businesses		—		13.6	(100)
EBIT before abnormal items		122.6		200.7	(39)
Net interest expense		(15.6)		(24.8)	(37)
Operating profit before tax and abnormals		107.0		176.1	(38)
Income tax expense before abnormals		(27.9)		(62.0)	(55)
Profit after tax but before abnormals		79.1		114.1	(31)
Outside equity interests		—		—	—

Net operating profit before abnormals		$79.1		$114.1	(31)

Abnormal items before tax		$(35.3)		—	—
Tax on abnormal items		—		—	—
Abnormal items after tax		$(35.3)		—	—

Net operating profit		$43.8		$114.1	(62)

Tax rate		28.1%		35.2%
Volume (mmsf)
US Fibre Cement		648.2		537.5	21
Gypsum		1,683.9		1,629.0	3
Australia/New Zealand Fibre Cement		201.0		219.0	(8)
Philippines Fibre Cement		45.2		31.5	44
Average sales price per unit (per msf)
US Fibre Cement	US$	436	US$	426	2
Gypsum* (net)	US$	102	US$	138	(26)
Australia/New Zealand fibre Cement		$943		$922	2
Philippines Fibre Cement	PHP12,991		PHP11,410		14

*See attached explanation on price	../More

Group Results

a)	Total Net Sales

Net sales increased 11% to A$1,189. 7 million.

Net sales from US operations increased 16% to A$888.4 million. This reflects the favourable impact of foreign exchange rates. In US dollars, sales from US operations increased 1% to US$501.9 million. This was due to continuing strong growth in sales volumes and higher prices of fibre cement products. These were offset by considerably lower prices for gypsum wallboard products, as a result of a significant increase in industry production capacity, combined with lower demand.

Net sales from non-US operations decreased 3% to A$301.3 million. This reflects generally lower demand, which can be attributed to the downturn in the housing cycles in Australia and New Zealand. This affected the fibre cement businesses and the Australian windows operation. These lower sales were partially offset by a 62% increase in sales revenue from the Philippines fibre cement business.

b)	Gross Profit

Gross profit decreased 8% to A$348.1 million due to significantly lower prices for gypsum wallboard products and an increase in the cost of pulp which affected all fibre cement operations. This was offset by higher sales volumes from the US fibre cement business. The gross profit margin decreased 6.0 percentage points to 29.3%.

c)	Selling, General and Administrative Expenses (SG&A)

SG&A expenses and other items increased 17% to A$225.5 million. This was mainly due to:

•	a 55% increase in expenditure on sales, marketing and product development activities by the US fibre cement business as it geared up to capitalise on new growth opportunities

•	an 82% increase in expenditure on business development projects to develop new markets for fibre cement in various parts of the world.

The significant investments in these growth initiatives more than offset the reductions in SG&A achieved by most other businesses, including a 12% reduction in SG&A costs in the Gypsum business.

As a percentage of sales, SG&A expenses increased 1.1 percentage points to 19.0% compared to the same period last year.

James Hardie Nine Months MD&A -AGAAP	2

d)	Earnings Before Interest and Tax (EBIT)

EBIT decreased 35% to A$122.6 million. The EBIT margin fell 7.1 percentage points to 10.3% compared to the same period last year.

EBIT from US operations decreased 25% to A$160.7 million due mainly to the significant decline in gypsum wallboard prices, higher natural gas costs in the gypsum business and an increase in expenditure on growth initiatives and plant commissioning by the US fibre cement business. In US dollars, EBIT from US operations decreased 35% to US$90.8 million.

EBIT from non-US operations decreased 3% to A$26.9 million. This was due to lower volumes in the Australia and New Zealand fibre cement businesses and the Australian windows operation and an increase in raw material costs in all businesses. This was partly offset by manufacturing efficiencies and lower SG&A costs in the Australia and New Zealand fibre cement businesses, higher prices in the fibre cement businesses and higher volumes from the Philippines fibre cement business.

Corporate costs increased by A$15.5 million to A$57.5 million. This was mainly due to an increased investment in business development projects to develop new markets for fibre cement in various parts of the world.

Core research and development costs decreased 41% to A$7.5 million, mainly due to the completion of a number of research projects which have been transferred to business units for commercialisation.

e)	Interest Expense

Net interest expense decreased 37% to A$15.6 million. This was primarily due to lower net borrowings during the period as a result of receiving proceeds from the sale of the Building Systems operations in February 2000 and an increase in the amount capitalised into plant construction.

f)	Income Tax Expense

Income tax expense decreased by A$34.1 million to A$27.9 million in line with the decrease in profits. The effective tax rate was 26%.

g)	Abnormal Items

In September 2000 the company announced its plans to accelerate the expansion of its fibre cement operations, based on growing confidence that the company’s proprietary fibre cement technology has significant commercial potential around the world.

James Hardie Nine Months MD&A -AGAAP	3

James Hardie has therefore decided to exit its Australian windows operation. As a result of this decision, the carrying value of the windows assets have been written down to a near-term realisable value, as opposed to maintaining a value for these assets which reflects the longer term development potential of the business. A provision has also been established for costs which are likely to be incurred as part of the exit process.

Accordingly, an abnormal item of A$35.3 million was booked during the period.

The business should be attractive to prospective purchasers, given its significant long term growth potential, particularly of the new QuantumTM window range which is based on valuable, patented design and technology.

h)	Net Operating Profit

Net operating profit before abnormal items decreased 31% to A$79.1 million. Earnings per share before abnormals decreased 31% to A19.4 cents. Including abnormal items, net operating profit decreased from A$114.1 million to A$43.8 million.

i)	Special Item -Asbestos

The company announced today that it has resolved its future asbestos liability for the mutual benefit of claimants and shareholders.

The company has established the Medical Research and Compensation Foundation (MRCF) which has taken over the management and settlement of the group’s future asbestos liabilities. The Foundation will be completely independent of James Hardie.

Assets of A$293.0 million have been transferred to the Foundation to fund all future claims for compensation and to support medical research.

The transfer of assets means that the James Hardie group will book an extraordinary item of A$238.0 million in its consolidated profit and loss statement for its fiscal year ended March 31, 2001, to reflect the transfer of assets to the Foundation.

Effective today, the consolidated profit and loss statement of the James Hardie group will not include costs associated with asbestos. From today, these costs will be borne by the new Foundation.

Additionally, a provision of A$72.4 million will be removed from the consolidated balance sheet of the James Hardie group to reflect the removal of this contingent liability from the group. No future provisions are expected to be required.

These changes mean that the James Hardie group will be able to concentrate solely on developing its operating businesses and the new Foundation will concentrate solely on managing asbestos related activities.

James Hardie Nine Months MD&A -AGAAP	4

Further details are contained in a separate announcement also released today.

Business Segment Results Follow -See Next Page

James Hardie Nine Months MD&A -AGAAP	5

Business Segment Results

US Fibre Cement

Sales revenue increased 42% to A$500.4 million. In US dollars, sales revenue increased 23% to US$282.7 million.

Sales volume rose 21% to 648.2 million square feet as James Hardie’s products continued to take market share from competing products, particularly in the siding and interior products segments.

A new interior product, Hardibacker 500®, using the company’s new G2 technology, was launched during the period. The high growth rate in sales of exterior siding products was maintained despite a 7% fall in housing starts in major markets such as Texas and Florida.

The average product selling price increased 2% to US$436 per thousand square feet, despite aggressive pricing from competitors. The upward trend in average prices reflects the introduction of new, differentiated products which are commanding higher prices. This helped partly offset the higher manufacturing costs.

Gross profit increased 27% reflecting higher prices and volumes. The gross profit margin fell 3.8 percentage points due to increased manufacturing costs, arising from the expansion of manufacturing capacity to meet growing demand.

Higher manufacturing costs included higher pulp and energy costs together with one-time commissioning costs associated with the expansion of capacity at Tacoma, Washington and Cleburn, Texas under the ‘Step-Up’ program. In addition, one-time commissioning costs included the start-up of the 5th manufacturing plant at Peru, Illinois, the 6th fibre cement plant at Waxahachie, Texas, and the FRCTM Pipe plant in Plant City, Florida.

The business’ manufacturing plants operated close to capacity to meet higher than expected demand. This meant each plant produced higher volumes of a narrower product range resulting in longer freight hauls to get products to customers such that freight costs rose as a result. The cost of longer freight hauls was exacerbated by higher fuel surcharges.

SG&A expenses were 48% higher and increased 0.6 percentage points as a percentage of sales. The higher costs reflects significant expansion of sales, marketing and product development activities to exploit new growth opportunities to meet growing demand.

EBIT increased 14% to A$90.8 million due to the favourable impact of foreign exchange rates. In local currency, EBIT decreased 1% to US$51.3 million.

Higher volumes and selling prices were more than offset by higher SG&A costs to support the continuing growth of the business and higher manufacturing costs, notably higher raw material and energy costs.

James Hardie Nine Months MD&A -AGAAP	6

The EBIT margin at 18.2% was 4.4 percentage points down on the same period last year, due to the factors outlined above.

The business continues to expand. The 5th manufacturing plant at Peru, Illinois, which was commissioned in October continues to ramp-up as planned. Construction work on the 6th plant in Waxahachie, Texas is progressing on schedule and the plant is due to become operational in February 2001.

In addition, the company has developed a new ‘breakthrough’ fibre cement production technology, which will be used to expand the company’s range of fibre cement products. The first production line utilising this new technology has been commissioned at the Cleburn, Texas plant. The new line will provide an additional 100 million square feet of capacity which will be used to manufacture new Harditrim TM .

Upon completion of the 5th and 6th plants and the commissioning of a second line at the Peru plant, the business will have a total annual production capacity of approximately 1.825 billion square feet.

The company’s first US pipe manufacturing plant in Plant City, Florida is due to become operational in March 2001.

US Gypsum

Gross sales revenue decreased 6% to A$388.0 million.

Net wallboard sales revenue (gross wallboard sales revenue less freight, discounts and rebates) decreased 12% to A$304.8 million.

This was due primarily to a 26% decline in the average net selling price of wallboard. The average net price for wallboard was US$102 per thousand square feet. This was 26% lower than the same period last year due to the significant increase in industry production capacity, combined with lower demand.

In US dollars, gross revenue was down 18% to US$219.2 million while net revenue decreased 23% to US$172.2 million.

Wallboard sales volume increased 3% to 1,683.9 million square feet. This was achieved despite severe winter weather, particularly in the mid-west and the east, which slowed building activity. In some areas it brought building to a halt and forced a one week shutdown of the company’s gypsum plant in Arkansas during December.

Gross profit decreased 43% and the gross profit margin fell 15.0 percentage points. This was primarily due to lower wallboard prices together with higher energy costs.

SG&A expenses decreased 12% and as a percentage of sales were 0.3 percentage points lower than the prior year.

James Hardie Nine Months MD&A -AGAAP	7

EBIT decreased 48% to A$69.9 million due entirely to lower wallboard prices and higher energy costs, all of which were only marginally offset by lower SG&A costs. In local currency, EBIT decreased 55% to US$39.5 million.

The EBIT margin at 18.0% was 14.6 percentage points lower than the same period last year.

The business strategy is to achieve the best return on assets in the gypsum wallboard industry. Significant progress has been achieved towards this objective and results for the period show that the business has among the best returns in the industry.

The business continues to expand on other fronts. In December, the company completed the purchase of Western Gypsum, a large gypsum mine in Utah. This will provide growth options for the business at low cost and low risk.

In addition, the first joint compound manufacturing plant in Washington state is ramping-up on schedule and is generating sales. This operation, together with joint compounds being sourced from a contract manufacturer in California, has added a new, complementary product which is expected to generate attractive returns.

Australia and New Zealand Fibre Cement

Sales revenue for the segment decreased 6% to A$209.5 million and sales volumes decreased 8% to 201.0 million square feet. EBIT increased 8% to A$39.2 million.

Australia

Sales revenue decreased 5% to A$157.4 million due to an 8% decrease in sales volume to 172.7 million square feet. The average product selling price increased 3% reflecting favourable changes to the product mix.

The decline in sales volume reflects lower demand which was due to the downturn in the Australian housing cycle. This was exacerbated by a decline in sales following the introduction of the GST (Goods & Services Tax) in July, some disruption to business in NSW as a result of the Olympic Games in September and abnormally lower demand prior to the December holiday period.

The business produced higher profits despite the impact of these external factors. Gross profit increased 6% and the gross profit margin rose 4.0 percentage points, largely due to significantly improved manufacturing performance, lower costs and higher selling prices.

SG&A expenses were cut 10% and decreased 1.0 percentage points as a percentage of sales. One improvement initiative expected to yield further savings is the centralisation and relocation of the finance and administration functions to New Zealand.

James Hardie Nine Months MD&A -AGAAP	8

The lower manufacturing and SG&A costs, together with the higher prices, led to a 24% increase in EBIT. This result was achieved despite the downturn in the housing cycle. The EBIT margin of 21.3% was 4.9 percentage points ahead of the same period last year, and was the highest it has been for a number of years.

The business maintained its segment share, retaining all major customers during the period. BBC Hardware, a major customer, awarded the business its National Supplier Award in the Building & Construction category and a Silver Award in the Best Overall Supplier category for the 1999-2000 year. Another major customer, Mitre 10, awarded the business its Victorian Supplier of the Year Award.

Sales of ComtexTM, a new external cladding system for commercial buildings launched nationally in April 2000, had a positive impact on sales and helped to increase market penetration in the commercial segment. Other new products launched during the period include HardifloorTM, specifically designed for houses built on sloping sites, HPCTM, a new high-quality facade baseboard and SmartfixTM, a premium pre-finished facade system. Further new product introductions are scheduled this year.

In addition, the business embarked on a new sales campaign to increase demand for fibre cement products.

The first phase of the capacity expansion at the fibre cement pipes and columns plant in Brisbane became operational in December 2000. This increased capacity by 20% with a further 10% increase anticipated in April 2001. This will enable the business to capitalise on growth opportunities for its range of drainage pipes and architectural columns.

New Zealand

Sales revenue fell 10% to A$52.1 million due mainly to a 10% decrease in fibre cement sales volume and the sale of the portable buildings business in February 2000.

This was a good result given the 28% decline in residential construction activity during the period. This sharp decline reflects lower economic and consumer confidence, higher household debt levels and an excess supply of dwellings created by overbuilding in the prior year. In local currency, sales revenue decreased 7% to NZ$66.5 million.

Despite the sharp fall in residential construction activity, average product prices rose 2%. This was due to a change in the product mix as new and differentiated products, which competitors are unable to offer, generated a greater proportion of sales.

A number of new and well established products performed well despite the fall in housing starts. These include Hardigroove TM, a new product for soffits and internal walls, and VillaboardTM which is used for internal walls and wet areas. Demand for products such as HardiglazeTM, a pre-finished internal lining product, continued to increase. A number of new products are scheduled to be launched later in the year.

James Hardie Nine Months MD&A -AGAAP	9

Segment share was maintained and all major customers were retained during the period.

Gross profit fell 24% and the gross profit margin decreased 4.9 percentage points due mainly to higher raw material costs, particularly for pulp, which offset gains in manufacturing efficiency. SG&A expenses were cut 11% and were unchanged as a percentage of sales.

The fall in sales volumes, increased raw material costs and the sale of the Portacom business in February 2000, were largely responsible for a 37% decline in EBIT. The EBIT margin decreased 4.8 percentage points to 10.9%.

Other Businesses Segment (Philippines Fibre Cement, Chile Fibre Cement and Windows)

Sales from the Other Business segments increased 5% to A$91.8 million. The segment recorded an EBIT loss of A$12.3 million.

Philippines Fibre Cement

Sales revenue increased 62% to A$22.9 million. This was due to a 44% increase in sales volume to 45.2 million square feet as the business continued to increase market penetration against competing products, principally plywood.

The business also significantly grew export sales, commencing exports to Korea during the period.

Average product selling prices rose 14% due to favourable changes in the product mix and increased sales of exports. In local currency, sales revenue increased 63% to PHP587.2 million.

The business made a positive gross profit contribution during the period due to higher revenue, improved production efficiency, favourable changes to the product mix and greater product awareness, despite higher raw material costs.

SG&A expenses were 30% higher due to the launch of a new advertising campaign, an increase in export sales and marketing activity, as well as a one-off charge for redundancies arising from a reorganisation of the sales and marketing functions.

The EBIT loss reduced 8% compared to the loss recorded in the same period last year. This was due to higher volumes and selling prices, and lower manufacturing costs. This was offset by redundancy costs outlined above. Excluding these one-off redundancy costs the EBIT loss reduced 21%.

James Hardie Nine Months MD&A -AGAAP	10

Chile Fibre Cement

In December 2000 James Hardie acquired a new US$6.9 million fibre cement manufacturing plant in Santiago, Chile, from Fibrocementos Ecologicos Limitada (FCE), a private Chilean company. A further US$2.3 million is being spent upgrading the plant to increase its efficiency and enable it to manufacture James Hardie’s proprietary product range. The plant is scheduled to commence commercial production in February 2001 and will have an annual production capacity of 35 million square feet.

The acquisition represents a low-cost, low-risk entry into South America, a region in which the company sees significant long-term growth potential. The initial investment in Chile matches the size of the emerging market for fibre cement in Chile and the near-term prospects for sales in neighbouring countries Brazil and Argentina.

A small EBIT loss for the period was recorded, reflecting SG&A and other expenses incurred as part of the start-up of the business.

Windows

Sales revenue decreased 5% to A$67.3 million due to a 16% decrease in sales volumes of timber and aluminium windows. This was offset by a 9% increase in the average product selling price for timber and aluminium windows, reflecting favourable changes to the product mix. In addition, sales of BreezwayTM louvres increased 15%.

The lower sales volume reflects lower demand in Australia, some of which can be attributed to decreased buying after the introduction of the GST (Goods & Services Tax), some disruption to business in NSW, the business’ largest market, as a result of the Olympic Games in September and abnormally low demand prior to the December holiday period.

The business strengthened its leading position in the louvre windows market with the acquisition of the “Palmair” louvre business from Interlock.

Gross profit fell 9% and the gross profit margin decreased 0.9 percentage points, largely due to lower sales volumes.

The lower gross profit caused a A$3.7 million increase in the EBIT loss compared to the prior year.

The business is in the process of automating its QuantumTM manufacturing processes. This will reduce costs further and increase production capacity to meet growing demand.

The accelerated roll-out of the new QuantumTM range of aluminium windows continued and was supported by a new advertising campaign and promotional program, which pushed up costs. Sales of QuantumTM are increasing significantly as the product continues to be received positively by customers.

James Hardie Nine Months MD&A -AGAAP	11

The divestment process for James Hardie Windows is progressing on schedule, with the detailed information memorandum completed and potential purchasers around the world identified and being contacted. Preliminary offers for the business are expected to be received during March 2001.

Research and Development

Research and development includes costs associated with ‘core’ research projects which are aimed at benefiting all fibre cement business units. These costs are expensed as ‘corporate costs’ rather than being attributed to individual units and decreased 41% to A$7.5 million for the period. This was mainly due to the completion of a number of research projects which are now being commercialised by business units.

Costs associated with development projects by individual business units are included in the business unit segment results. In total, these costs increased 28% to A$12.3 million reflecting increased activity on a number of projects involving the commercialisation of new products.

Ends.

For further details contact

Greg Baxter, Senior Vice President
Corporate Affairs
Tel: (61 2) 9290 5225 (BH)
Mob: 0419 461 368 (AH)

James Hardie Nine Months MD&A -AGAAP	12

Footnote: Change in Reporting Gypsum Selling Prices

Effective November 16,2000, James Hardie changed the way in which it reports gypsum wallboard average selling prices in its results.

The company previously reported the Gross Selling Price per million square feet of wallboard. Beginning November 16,2000, it now publishes the Net Selling Price per million square feet of wallboard. The Net Selling Price per million square feet is the Gross Selling Price less freight, discounts and rebates.

The Net Selling Price per million square feet is the price commonly quoted by other industry participants.

This change is designed to enable shareholders, analysts and other interested parties to more easily compare the performance of the company’s gypsum business with the results of its competitors.

The following table shows the Gross Selling Price reported by James Hardie Gypsum in the past and the Net Selling Price which was achieved by the business in the same reporting periods.

Quarter	*Gross Selling Price/msf	*Net Selling Price/msf
June 98	$134	$104
September 98	$133	$110
December 98	$140	$114
March 99	$144	$119
June 99	$153	$128
September 99	$162	$137
December 99	$172	$146
March 00	$164	$138
June 00	$149	$123
September 00	$127	$100
December 00	$110	$82

*AIl prices are US$

As a result of EITF 00-10 “Accounting for Shipping and Handling Revenues and Costs” issued by the Emerging Issues Task Force of the Financial Accounting Standards Board, certain Gypsum industry participants have restated their reported sales revenues and cost of sales to reclassify amounts related to shipping and handling to cost of sales from sales revenue where they have previously been reported. This has the effect of increasing sales revenue and increasing cost of sales but not affecting reported profits. James Hardie has always reported its Gypsum sales revenues in the manner now mandated by the EITF.

This document is available from the Investor Relations Section of the James Hardie website – www.jameshardie.com.

This document contains forward looking statements. Forward looking statements are subject to risks and uncertainties and, as a result, readers should not place undue reliance on such statements. The inclusion of these forward looking statements should not be regarded as a representation that the objectives or plans described herein will be realised.

James Hardie Nine Months MD&A – AGAAI

hardie

Third Quarter Results

16 February 2001, Sydney

Agenda

>Asbestos — Peter Macdonald, CEO

>Q3 Overview — Peter Macdonald, CEO

>Financial Review — Phillip Morley, CFO

>Operating Review — Peter Macdonald, CEO

>Summary

>Questions and Answers

The Medical Research and Compensation Foundation (MRCF)

James Hardie has effectively resolved its asbestos liability for the mutual benefit of shareholders and future claimants

The Medical Research and Compensation Foundation (MRCF)

> The Foundation has been established to

> compensate people injured by James Hardie asbestos
> fund medical research anted at finding cures

> The Foundation is a completely independent, non-profit organisation with its own board and management

> The Foundation is expected to have sufficient funds to meet all claims relating to James Hardie asbestos

MRCF — Structure

> Foundation controls two former subsidiaries that manufactured asbestos

> Subsidiaries liable for asbestos diseases in certain cases

> All shares in the subsidiaries have been vested to the Foundation

> Total assets of the subsidiaries are A$293 million

> James Hardie will not control the subsidiaries and has no future claim on their assets

> Subsidiaries therefore deconsolidated from JHIL

MRCF – Assets

> Foundation’s assets principally comprise income earning investment

> The assets have been invested to generate income and capital growth

> Towers Perrin has been appointed investment advisor to the Foundation

MRCF — Assets

> Total assets available will be much more than starting assets of A$293 million

> The assets provide sufficient funds to meet anticipated claims related to James Hardie’s asbestos

> Independent advice provided by PwC, Access Economics and actuaries Trowbridge

The Foundation provides much greater certainty for claimants and shareholders

> The position of claimants is substantially improved

> Foundation is focused on compensation
> future claims fully funded
> Foundation has irrevocable rights to the assets
> James Hardte has no right to dividends or any surplus
> assets cannot be used for other purposes ahead of claims
> rights of claimants to sue are undiminished

The Foundation provides much greater certainty for claimants shareholders

> Claimants’ position substantially improved

> special funds will help continue medical research
> research funding available for 15 years
> current research highly prospective
> research will benefit all stakeholder

The Foundation provides much greater certainty for claimants and shareholders

> Shareholders’ position substantially improved

> resolves James Bardie’s asbestos liability
> asbestos costs will no longer impact profit and loss
> no future asbestos provision is required
> nature and extent of liability is clarified

The Foundation provides much greater certainty for claimants and shareholders

> Shareholders’ position substantially improved

> management focus entirely on core business

> investor focus entirely on core business

> James Hardie becomes more attractive to investors

> benefits outweigh costs

Foundation provides a win-win for claimants and shareholders and addresses James Hardie’s share of a much wider community health issue

> Two James Hardie companies were among 140 responsible to elate for asbestos problems

> James Bardie companies have been solely responsible in about 20% of cases

> James Hardie has settled about 90% of claims quickly – reducing costs, delays and anxiety of litigation

Financial Implications

> Effective today

> a one-time extraordinary item of A$238 million will be charged to the profit and loss

> asbestos costs will no longer be expensed to the profit and loss

> asbestos and related provisions of A$72.4 million have been removed from the balance sheet

> no future provisions will be required

Questions & Answers

Highlights

3rd Quarter and 9 Months YTD

	Q3	YTD

Sales Revenue	unchanged	up 11%
Gross Profit	down 34%	down 8%
EBIT	down 74%	down 35%
Operating Profit	down 70%	down 31%

Highlights

>	US fibre cement earnings up 43% vs a 7% decline in housing starts - sales revenue up 51%

>	A 44% drop in gypsum prices and significantly higher energy costs led to a 92% fall in EBIT - however performance vs wallboard peers kept improving

>	Australian fibre cement up 4%, volumes down 25% and EBIT down 40% due to lower volumes and higher pulp and manufacturing costs

Highlights

Continued

> New Zealand fibre cement volumes were down 13% vs a 28% decline in housing starts, prices up 2%, EBIT down 47%

> Phillippines sales revenue up 78%,volumes up 56% and prices up 16% vs a weak market

> Entered the South American market in December 2000 with a new plant in Chile

Financial Review

Phillip Morley, Chief Financial Officer

Income Statement

	Q3’01	Q3’00	% Change
Sales Revenue*	373.5	373.8	—
Gross Profit*	92.1	138.5	(34)
SG&A*	72.7	62.7	(16)
EBIT*	19.4	75.8	(74)
EBIT (discontinued)	—	3.6	—
Total EBIT	19.4	79.4	(76)
Interest Expense	5.8	8.1	28
Income Tax	(0.2)	25.0	—
Operating Profit	1.3.8	46.3	(70)

A$ Million
*Continuing businesses only, before abnormals

Income Statement

	YTD’01	YTD’00	% Change
Sales Revenue*	1189.7	1075.9	11
Gross Profit*	348.1	379.8	(8)
SG&A*	225.5	192.7	(17)
EBIT*	122.6	187.1	(35)
EBIT (discontinued)	—	13.6	—
Total EBIT	122.6	200.7	(39)
Interest Expense	15.6	24.6	37
Income Tax	27.9	62.0	55
Operating Profit	79.1	114.1	(31)

A$ Million
*Continuing businesses only, before abnormals

Net Operating Profit

	YTD’01	YTD’00
Operating Profit Before Abnormals	79.1	114.1
Abnormal Items	(35.3)	—
Net Operating Profit	43.8	114.1

A$ Million

Segment Sales

	Q3’01	Q3’00	% Change
US Fibre Cement	170.6	112.8	51
US Gypsum	113.4	152.1	(25)
AUS/NZ Fibre Cement	62.5	78.6	(21)
Other	27.0	30.3	(11)

TOTAL	373.5	373.8	—

A$ Million
Continuing businesses only

Net Operating Profit

	YTD’01	YTD’00
Operating Profit Before Abnormals	79.1	114.1
Abnormal Items	(35.3)	—
Net Operating Profit	43.8	114.1

A$ Million

Segment Sales

	Q3’01	Q3’00	% Change
US Fibre Cement	170.6	112.8	51
US Gypsum	113.4	152.1	(25)
AUS/NZ Fibre Cement	62.5	78.6	(21)
Other	27.0	30.3	(11)

TOTAL	373.5	373.8	—

A$ Million
Continuing businesses only

Segment Sales

	YTD’01	YTD’00	% Change
US Fibre Cement	500.4	352.9	42
US Gypsum	388.0	412.2	(6)
AUS/NZ Fibre Cement	209.5	223.5	(6)
Other	91.8	87.3	5

TOTAL	1189.7	1075.9	11

A$ Million
Continuing businesses only

Segment EBIT

	Q3’01	Q3’00	% Change
US Fibre Cement	32.2	22.6	43
US Gypsum	4.2	54.9	(92)
AUS/NZ Fibre Cement	9.2	16,1	(43)
Core R & D	(2.8)	(3.9)	28
Other	(2.9)	(1.9)	(53)

TOTAL	39.9	87.8	(55)

A$ Million
Continuing businesses only

Segment EBIT

	YTD’01	YTD’00	% Change
US Fibre Cement	90.8	79.7	14
US Gypsum	69.9	134.6	(48)
AUS/NZ Fibre Cement	39.2	36.2	8
Core R & D	(7.5)	(12.8)	41
Other	(12.3)	(8.6)	(43)

TOTAL	180.1	229.1	(21)

A$ Million
Continuing businesses only

Interest Expense

	Q3’01	Q3’00	% Change
Interest Expense	5.8	8.1	28

	YTD’01	YTD’00	% Change
Interest Expense	15.6	24.6	37

> Average net borrowings decreased by $109.5M (20.0%)

> Average interest rates increased by 10 basis points

A$ Million

Tax Expense

	Q3’01	Q3’00	YTD’01	YTD’00
Income Tax Expense	(0.2)	25.0	27.9	62.0
Effective Tax Rate	-1.5%	35.1%	26.1%	35.2%

A$ Million

EBITDA

	YTP’01	YTD’00	% Change
US Fibre Cement	111.1	96.9	15
US Gypsum	90.1	154.8	(42)
AUS/NZ Fibre Cement	49.7	47.9	4
Philippines/Windows/Chile	(7.8)	(3.9)	(100)
R & D	(7.4)	(12.8)	42
Corporate	(57.1)	(40.9)	(40)

TOTAL	178.6	242.0	(26)

A$ Million
Continuing businesses only

Capital Expenditure

	Capital Expenditure		Depreciation
	YTD’01	YTD’00	YTD’01	YTD’00
US Fibre Cement	147.9	30.0	20.3	17.2
Gypsum	6.0	43.6	17.6	18.0
AUS/NZ Fibre Cement	8.7	9.9	10.5	11.8
Philippines/Windows	4.9	6.9	4.3	4.7
Corporate	0.1	0.1	0.5	0.9

TOTAL	167.6	90.5	53.2	52.6

A$ Million
Continuing businesses only

Key Ratios

	YTD’01		FY’00		FY’99		FY’98
EPS before Abnormals	19.4	c	37.0	c	23.1	c	20.6	c
Return on Shareholders Funds	14.7%		24.3%		14.6%		11.5%
Return on Capital Employed	11.0%		21.6%		12.9%		12.5%
EBIT/Sales	10.3%		16.7%		11.7%		10.2%
Gearing Net debt	42.1%		36.5%		49.5%		27.6%
Net debt and equity
Net Interest Cover	7.9	x	8.4	x	6.5	x	7.5	x

Excluding abnormals

Economic Profit

		FY’00
		WACC
	YTD’01	& Tax*	Actual
NOPAT	78.8	172.3	170.6
Average Capital	1290.4	1256.3	1256.3
WACC Rate	8.7	8.7	8.0
Capital Charge	84.2	109.3	100.5
Economic Profit	(5.4)	63.0	70.1

A$ Million
*Revised rates for WACC and Tax

Operating Review

Peter Macdonald, Chief Executive Officer

                                                           US Fibre Cement

Third Quarter
Sales Revenue	up 51% to A$170.6 million
Sales Volume	up 21% to 204.9 mmsf
Average Prices	up 3% to US$443/msf
EBIT	up 43% to A$32.2 million
EBIT Margin	down 1.2 pts to 18.9%

                                                           US Fibre Cement

Trading Conditions

> Housing starts down 7%

> Home finance and approval figures erratic

> Siding competitors hit slower growth and price pressures

> Higher pulp and energy costs affected plant cost and freight charges

US Fibre Cement

Growth continues to accelerate

> Strong volume growth in a declining housing market

> New ‘breakthrough’ fibre cement production technology launched

> Hardibacker 500® using new G2 technology, launched

> Trim volumes up 55%

US Fibre Cement

Total Volume — MAT

US Fibre Cement

Manufacturing efficiency improved but costs were higher

> Energy

> Pulp

> Wider, more complex product range

> Commissioning at Peru, Waxahachie and Cleburne

> Freight costs also higher due to longer hauls and fuel surcharges

US Fibre Cement

Strategy

> Pursue faster growth of James Hardie fibre cement against other products

> Extra funds being invested to exploit near-term growth opportunities

>expanding capacity – flat sheet and pipes

>sales and marketing programs and people

>product development and commercialisation

US Fibre Cement

Fast Tracking Expanded Capacity

> Tacoma and Cleburne capacity up 33%

> Peru: line 1 being ramped-up, line 2 announced

> Cleburne:‘New’ trim line commissioning now

> Waxahachie: line 1 commissioning now, line 2 mid-year

> Florida: FRC TM Pipe plant commissioning now

US Fibre Cement

US Fibre Cement

Competitors

> Direct competition struggles to develop business

> It remains aggressive in its attempts to buy market share

> Cemplank (FCP) – started, but yet to ramp-up its new SC capacity

US Fibre Cement

Outlook

> Housing to remain at reasonable levels

> Targeted volumes and price on track for the full year

> Competitive position vs other fibre cement manufacturers continues to strengthen

> More new products on the way

Gypsum

Third Quarter

Sales Volume	down 5% to 536.4 mmsf

Average Net Price	down 44% to US$82/msf

Manufacturing Cost	unchanged

SG&A	cut 34%

EBIT	down 92% to A$4.2 million

EBIT Margin	down 32.4 pts to 3.7%

Gypsum

Trading Conditions

> Last of new low cost plants coming on-line but excess high cost capacity still in place

> Demand down due to seasonal downturn – exacerbated by bad weather in December

> Most industry players incurred operating losses in the quarter

> Significantly higher energy costs

Gypsum

Price declined much faster than cost

	Q3	YTD
FY’00 EBIT	$35.5	$87.4
Volumes	$0.1	$1.1
Price decline	($35.8)	($54.0)
Plant efficiencies	$2.6	$6.8
Energy cost increase	($3.0)	($5.1)
Freight cost increase	($0.8)	($2.4)
Lower SG&A	$2.7	$5.7

FY’01 EBIT	$1.3	$39.5

US$ Million

Gypsum

Our performance vs the industry – Price

	Jul-Sep	Oct-Dec	Change
JHG	$100	$82	($18)
USG	$121	$99	($22)
Centex	$100	$78	($22)
Temple	$116	$104	($12)
Lafarge	$111	$87	($24)
GP	$116	$96	($20)
BPB/Celotex	$100	N/Av.	N/Av.

Prices are average net prices for the quarter – based on published data and management estimates

Gypsum

Our performance vs the industry – Volume

	Q2 vs pcp	Q3 vs pcp
JHG	Flat	-5%
USG	Flat	+4%
Centex	+3%	+15% (inc Duke)
Temple	-27%	-21%
Lafarge	Flat (inc KY Plant)	+10% (inc KY Plant)
GP	-24%	-24%

Based on published data and management estimates

Gypsum

Our performance vs the industry – EBIT/Assets

	3/98	9/00	12/00
Rank	Qtr	Qtr	Qtr
1. USG	39%	14%	4%
2. JHG	16%	19%	2%
3. Centex	89%	27%	0%
4. Lafarge	18%	-14%	-32%
5. Republic	66%	12%	*

EBIT/Wallboard Assets – based on published data and management estimates

*Republic is now included in Centex figures

Gypsum

Strategy

> Maintain high level plant utilisation

> Reduce manufacturing cost 10-15%

> Improve relative price 5-10%

> Achieve industry best ROI

Gypsum

Outlook - Still significant over capacity but...

> Demand holding up, price rises in place and more announced

> Higher energy costs expected to continue

> Conversion to lower priced Republic paper will be completed in Q4

> Lower plant and SG&A costs coming through

> Western Gypsum and Joint Compound sales coming through

AUS/NZ Fibre Cement

Australia — Highlights

> Volumes down 25%, prices up 4%

> Housing cycle, GST and abnormally lower demand impacted 3rd quarter

> SG&A cut 4%

> EBIT down 40% due to lower demand, higher raw material and manufacturing costs

> EBIT margin down 5.0 pts to 16.2%

AUS/NZ Fibre Cement

Australia — Highlights

> Two new products launched

> HPCTM – a high quality base board

> SmartFixTM – a pre-finished facade system

> Market share steady at 71%

> Capacity increased 20% at Brisbane pipes and columns plant

> Finance and administrative function relocated to New Zealand

AUS/NZ Fibre Cement

Australia — Outlook

> Housing starts continuing to decline

> More new products on the way

> Full year profit flat – cost savings offsetting lower demand

> No signs yet of irrational pricing behavior

AUS/NZ Fibre Cement

New Zealand — Highlights

> Sales volumes down 13% but prices up 2%

> Housing starts down 28%

> Manufacturing efficiency up, but higher pulp costs offset

> SG&A cut 13%

> EBIT down 47% due to lower volumes, high raw material costs and the sale of Portacom business

AUS/NZ Fibre Cement

New Zealand — Outlook

> High market share under threat but competitors are finding it tough

> Economy and consumer confidence show signs of improving

> New residential housing activity is forecast to be down 24% for the full year

> Non-residential activity forecast to increase 3%

Philippines Fibre Cement

Third Quarter

> Sales revenue up 78% to A$8.2 million

> Sales volumes up 56% to 16.5 mmsf

> Average selling prices rose 16%, aided by increased exports

> Gross profit break-even, due to higher pulp costs

> EBIT loss reduced 29%

Philippines Fibre Cement

Outlook

> Economic recovery is weak, housing construction at low levels

> Political instability shows signs of receding

> Market penetration against plywood targeted to continue

> Large social housing projects provide opportunities

> Our ability to expand and grow in the region remains promising

Summary

Summary & Outlook

> US fibre cement volume and revenue growth could exceed its targets

> Gypsum prices — improvement possible

> Australia, New Zealand and Philippines trading conditions are weak

> New products scheduled to be launched during 4th quarter by US, Australia and New Zealand

Questions & Answers

ANNEXURE S

Draft Index and Notes for an
Interim Scheme of Arrangement

Draft Index and Notes for an Interim Scheme of Arrangement

A.	Preliminary

1.	Definitions

2.	Parties

2.1.	Apart from scheme creditors, the parties to the scheme would include Amaca and Amaba (“the scheme companies”), the scheme manager, the scheme advisor and the scheme actuary.

2.2.	Scheme creditors would be persons who have given notice of a claim for an asbestos-related injury caused by James Hardie products which has been admitted as a scheme liability by the scheme manager.

3.	Purpose

3.1.	The purpose of the scheme would be to assist the scheme companies to manage their obligations to current and future claimants in the best interests of the claimants as a whole and to provide a procedure for the satisfaction of scheme liabilities as early as reasonably practicable.

B.	The Scheme

4.	Application.

4.1.	The scheme would apply to all scheme liabilities. A scheme liability would be defined as a claim notified under the scheme and admitted as a scheme liability by the scheme manager. The scheme would require the scheme manager to admit judgment debts and settlement agreement amounts. It may also confer a discretion on the scheme manager to admit claims notified where there was no judgment or agreement.

5.	Bar to proceedings.

5.1.	The scheme should operate as a bar to proceedings to enforce payment of a scheme liability (save to the extent that Amaca or Amaba has failed to make a payment due under the scheme).

C. Determination Of Scheme Liabilities

6.	Lodgement of Claims.

6.1.	The scheme would provide a mechanism for the lodgement of claims.

6.2.	In the case of a judgment debt or a settlement agreement, it would be sufficient for the claimant to give notice of the judgment or agreement and, subject to being satisfied as to its authenticity, the scheme manager would then be required to admit the relevant amount as a scheme liability.

6.3.	The scheme could also make provision for the lodgement of a claim in the absence of a judgment debt or settlement agreement. There would need to be a prescribed form for such a claim which invited the provision of sufficient information to enable the scheme manager to form a view about the claim. The scheme manager would have a discretion to admit the claim but no obligation to do so. Claims in that category which were admitted would become scheme liabilities.

6.4.	The scheme may also include a voluntary mechanism for early resolution of such claims, such as by independent arbitration. Claims which were not admitted and not successfully arbitrated would remain to be determined in accordance with current tort law.

D.	Payments Under The Scheme

7.	Actuarial Assessment of Payment Rate

7.1.	At the outset of the scheme and at 18-month intervals thereafter, the scheme actuary would:

7.1.1.	undertake a review of the asbestos-related liabilities of the scheme companies;

7.1.2.	determine the applicable estimate of those liabilities; and

7.1.3.	recommend a payment rate for scheme liabilities for the following 18-month period.

7.2.	The assessment and recommended payment rate of the scheme actuary would be considered by the scheme committee which would then determine and announce the applicable payment rate in respect of scheme liabilities admitted during the following 18-month period. It would be necessary for the payment rate to be well publicised so that litigants were aware, during the course of litigation, and particularly during settlement negotiations, of the rate at which their claim would be paid.

8.	Payment of Scheme Liabilities

8.1.	The scheme would provide for prompt payment of scheme liabilities at the applicable payment rate.

8.2.	The scheme would also provide for an additional payment to a scheme creditor in the event that, in a subsequent scheme period, the scheme actuary determined that the rate for the previous period had been too low, or in the event of an injection of funds augmenting the fund for the previous period.

E. Office Holders

9.	Office Holders

9.1.	There would be a scheme manager, a scheme advisor and a scheme actuary.

9.2.	The scheme manager would be any individual duly qualified in the reasonable opinion of Amaca to discharge the functions of scheme manager under the scheme. The first scheme manager should be someone familiar with the present circumstances.

9.3.	The scheme advisor would be a lawyer, an accountant or some other suitably qualified professional.

9.4.	The scheme actuary would a member of the Australian Institute of Actuaries. The first scheme actuary would be named.

10.	Scheme Committee

10.1.	There would be a scheme committee comprised of each of the officeholders, a member of the board of Amaca, a future claimants’ representative, a present claimants’ representative and a representative of the Attorney-General.

10.2.	The Amaca member would not vote on issues of potential conflict with the interests of Amaca.

10.3.	The primary function of the scheme committee would be to approve the payment rate recommended by the scheme actuary or to determine an alternative payment rate.

10.4.	The scheme committee would be bound to have regard to specified material including the scheme actuary’s assessment of future liabilities.

10.5.	The scheme committee would be bound to act in the interests of claimants as a whole.

10.6.	There would need to be a mechanism for the urgent resolution of any failure on the part of the committee to agree on the appropriate payment rate. The risk of failure to agree could be reduced by the inclusion in the scheme of a fairly simple formula for determining the rate.

10.7.	Perhaps there would also need to be a mechanism for an application to be made to the court either by the committee itself, for approval of the committee’s determination, or by nominated parties (such as the Attorney-General or creditors) for review of the committee’s decision. However that mechanism should not be permitted to delay the payment of claims.

ANNEXURE T

The Concept of Limited Liability
- Existing Law and Rationale

The Concept of Limited Liability – Existing Law and Rationale

The separate entity principle and corporate groups

1.	It is a fundamental principle of Australian corporate law that a company is a legal entity separate from the legal persons who became associated for its formation or who are now its members (see Ford’s Principles of Corporations Law at [4.140]). For the most part, there is a ‘corporate veil’ shielding the members from the company’s liabilities. This separate entity principle, first enunciated by the House of Lords in Salomon v Salomon & Co Ltd [1897] AC 22, was explained by Lord Sumner in Gas Lighting Improvement Co Ltd v IRC [1923] AC 723 at 740-1 as follows:

Between the investor, who participates as a shareholder, and the undertaking carried on, the law interposes another person, real though artificial, the company itself, and business carried on is the business of the company, and the capital employed is its capital and not in either case the business or the capital of the shareholders. Assuming, of course, that the company is duly formed and is not a sham ... the idea that it is mere machinery for effecting the purposes of the shareholders is a layman’s fallacy. It is a figure of speech, which cannot alter the legal aspects of the facts.

2.	The separate legal entity principle does not of itself ‘impose’ limited liability. However, the formation of the company as a separate entity capable of acquiring obligations separate from those of its members makes it possible for the members to derive the privilege of limited liability; limited in the sense that recourse by the company’s creditors is only to the company’s assets rather than the totality of the members’ personal assets.

3.	Applied to corporate groups, the principle means that they can determine the size and choose the limits of their legal responsibilities by the relatively simple mechanism of making one company (the ‘parent’ or ‘holding’ company) a member of another company or companies (the ‘subsidiary’/‘subsidiaries’) in the group. That is: they are able to determine the limits of their ‘capital boundary’ (see H Collins, ‘Ascription of Legal Responsibility to Groups in Complex Patterns of Economic Integration’ (1990) 53 Mod Law Rev 731 at 736–737). In economic terms, companies may by this technique externalise the risk of their operations by exposing third parties to the risk of uncompensated losses where the subsidiary’s assets are insufficient to satisfy its liabilities.

Justifications for limited liability

4.	Limited liability is justified by its economic benefits, which include:

(a)	the decreased cost to shareholders of monitoring the actions of managers;

(b)	the increased incentive to managers to act efficiently and in the interests of shareholders by promoting the free transfer of shares;

(c)	the increased efficiency of securities markets since share trading does not depend on an evaluation of the wealth of individual shareholders, only the company itself;

(d)	its encouragement to shareholders to hold diverse share portfolios, thereby permitting companies to raise capital at lower costs because of the shareholders’ reduced risks; and

(e)	the facilitation of optimal investment decisions by managers by pursuing projects with positive net present values rather than being concerned with the risk to shareholders that such projects may bring.

(See Easterbrook and Fischel The Economic Structure of Corporate Law, Harvard University Press, 1991, pp. 41–4, summarised in Ford’s Principles of Corporations Law at [4.160]). In short, limited liability encourages entrepreneurial risk-taking, which encourages economic growth.

5.	These benefits come at a price, a price that is felt keenly by creditors in respect of whom risks are successfully ‘externalised’. The question of present concern is a narrower one however – namely, the proper role of limited liability within a corporate group in relation to claims in respect of persons killed or physically injured as a result of wrongs committed by a company in the group. In answering that question it is necessary first to outline briefly the established limits of the limited liability principle in this context.

The boundaries of limited liability

6.	It must be noted that some common law and statutory exceptions exist, which allow the lifting of the corporate veil in certain limited circumstances. The common law already imposes some limits on the doctrine of limited liability in relation to torts committed by a group company (even if wholly owned). The main ones are:

(a)	cases of agency, partnership or trust between the subsidiary and parent company (e.g. Spreag v Paeson Pty Ltd (1990) 94 ALR 674; cf Adams v Cape Ind PLC [1990] Ch 433 at 545–49; Briggs v James Hardie & Co Ltd (1989) 7 ACLR 841 at 845–846);

(b)	attribution of direct liability by reason of the parent company and subsidiary both owing a duty of care to the tort claimant according to the limiting tests of reasonable foreseeability and proximity, chiefly demonstrable by a level of actual control over day-to-day operations of the subsidiary (e.g. CSR Ltd v Wren (1998) Aust Tort Rep 81-461; CSR Ltd v Young (1998) Aust Tort Rep 81-468) akin to the subsidiary being a mere facade (see James Hardie & Co Ltd v Hall (1998) 43 NSWLR 554 at 579-84).

7.	The most notable statutory exception is under s 588V to s 588X of the Corporations Law, which provides that where a holding company ought to have suspected its subsidiary’s insolvency, it may be liable for debts the subsidiary incurred whilst insolvent.

8.	It will be observed that the exceptions are quite narrow in compass. Moreover, they depend on the resolution of factual issues that are costly and risky to litigate. It is rare for assaults on the corporate veil to succeed.

9.	It follows that the existing exceptions to limited liability do not provide adequate protection for victims of torts committed by insolvent subsidiaries of wealthy holding companies. That raises the question of the strength of the objections to qualifying the principle in such cases, and of the justifications for doing so.

Consideration of Reform

10.	There are four primary grounds for justifying restricting the application of the limited liability principle as regards liability for damages for personal injury or death caused by a company that is part of a corporate group and confining the benefit of limited liability to the members of the ultimate holding company. First, unlike other creditors, involuntary tort claimants dealing with a corporate group entity do not voluntarily assume the risk of the subsidiary’s insolvency. Secondly, leaving the involuntary tort claimant to bear the risk of uncompensated loss is economically inefficient. Thirdly, limiting the liability of the tortfeasor company results in ineffective deterrence of harm-causing behaviour in a corporate group context.

Finally, there is an ethical question – should companies be able to profit from business operations without bearing the costs if wrongful death or injury ensue from them?

Tortfeasor’s involuntary assumption of risk and inefficient allocation of risk

11.	The first and second points are related. In the context of tort claims there is a consideration of economic efficiency which weighs in favour of piercing the corporate veil. This is based on the proposition that liability is most efficiently assigned to the one who is able to avoid risk at the least cost (see K Hoftstetter, ‘Multinational Enterprises Parent Liability: Effective Legal Regimes in a World Market Environment’ (1990) 15 Nth Carolina J Int L & Comm Reg 299 at 307).

12.	Tort claimants generally are the least likely of all persons dealing with a company to be able to protect themselves against the risk of harm by it because:

(a)	with no contractual nexus, they have no mechanism to ensure compensation for assuming a risk of injury, such as by obtaining intra-group securities or cross guarantees that may be secured by voluntary creditors;

(b)	they are in a poor position to assess creditworthiness prior to commission of the tort, since they have limited access to such information, and are unlikely to use or be aware of information otherwise made available through enhanced financial disclosure requirements on companies; and

(c)	they are not effective monitors of managers of a company in ways that other creditors (such as financiers and banks) or the controlling shareholder can be.

13.	The difficulty faced by the involuntary tort claimant dealing with a corporate group entity was accepted by Rogers A JA in Briggs v James Hardie & Co Ltd (1989) 7 ACLR 841 at 863-864:

Generally speaking, a person suffering injury as a result of the tortious act of a corporation has no choice in the selection of the tortfeasor. The victim of the negligent act has no choice as to the corporation which will do him harm. In contrast, a contracting party may readily choose not to enter into a contract with a subsidiary of a wealthy parent. The contracting entity may inquire as to the amount of paid up capital and, generally speaking, as to the capacity of the other party to pay the proposed contract debt and may guard against the possibility that the subsidiary may be unable to pay.

14.	By contrast, a holding company is in a better position relative to an involuntary creditor – and, arguably, in the best position overall – to ‘avoid the risk at least cost’. This is clearly so in the present context. For example, JHIL could, and did, obtain insurance for forecast liabilities in order to offload the risk. There can be no doubt that at all times it was within the power of JHIL to cease the use of asbestos by its subsidiaries, or to set standards for the conduct of their businesses, or to require them to issue appropriate warnings to consumers and end users. It was JHIL’s economic interests that were likely to determine the extent to which any of these things happened.

15.	There is much to be said for the proposition that development of the principle of limited liability enunciated in Salomon v Salomon & Co Ltd [1897] AC 22 failed to give due weight to whether all claimants can be said to have voluntarily accepted the risk of limited liability.

16.	It should be stressed that, for practical purposes, the present context largely involves the risk of injury to complete strangers to the corporate group. Employees of the group company are given some protection against its insolvency by various statutory regimes. Leaving them aside, the typical personal injury plaintiff will be an ultimate consumer of a good or service provided by the company. Often the relationship will be completely involuntary, as it was in the case of many victims of James Hardie’s asbestos products – e.g. employees of other businesses which chose to use or deliver the products; members of the family of such persons; visitors to worksites where asbestos was being used; home renovators who come across asbestos sheeting inside a wall or door, or as lagging on old pipes, etc; workers in environments where asbestos had previously been deployed. In such cases the information and control asymmetry as between holding company and tort victim is extreme. Accordingly, considerations of the efficiency of risk allocation – that is, of ‘who is able to avoid the risk at least cost?’ – operate in a particularly strong way in this context.

Ineffective deterrence of harm-causing behaviour

17.	One of the main public policy objectives of tort law is to discourage activity that is needlessly harmful to people, by imposing the cost of compensation on the wrongdoer. That policy objective is undermined where wrongdoers can externalise their risk. In reality, it is substantially undermined if a company about to undertake an activity that poses serious health risks for mere bystanders or ultimate consumers, can ensure it will never have to satisfy any claims for compensation by the simple technique of carrying on the operations through a company with no capital, funded by loans from the parent secured by a debenture over its assets. Indeed, the limited liability principle as it presently operates actually encourages managers so to act, because it is in the ‘shareholders’ interests’ to do so.

Ethical problem of group companies deriving benefit without bearing the burden

18.	Clearly, the problem of lack of deterrence of wrongful behaviour is closely related to the issue of group companies gaining benefit while avoiding burden. In Re Southard & Co Ltd (1979) 1 WLR 1198 at 1208, Templeman J described how the doctrine of separate legal personality in corporate groups could give rise to this problem:

A parent company may spawn a number of subsidiary companies, all controlled directly or indirectly by the shareholders of the parent company. If one of the subsidiary companies, to change the metaphor, turns out to be the runt of the litter and declines into insolvency to the dismay of its creditors, the parent company and the other subsidiary companies may prosper to the joy of the shareholders without any liability for the debts of the insolvent subsidiary.

19.	It has been argued that in its application to corporate groups the limited liability principle is better understood as an ‘historical accident’ (Blumberg, ‘Limited Liability in Corporate Groups’ (1986) J Corp Law 573 at 605) which confuses separate legal personality and limited liability so that within corporate groups there is the possibility of limited liability within limited liability (see JH Farrar, ‘Legal Issues Involving Corporate Groups’ (1998) 16 Aust Co & Sec L J 184 at 189).

Possible Objections To Reform

20.	The May 2000 Companies and Securities Advisory Committee’s Final Report on Corporate Groups (see Final Report at paras [4.16, 4.20]) rejected wholesale reform to the principle of limited liability within corporate groups. It did, however, countenance specific ‘see through’ liability legislation lifting the corporate veil and imposing direct liability on holding or other group companies for the negligence of subsidiaries where to do so was ‘desirable in the public interest’ (see Final Report at paras 4.16, 4.20.

21.	A number of reasons, based on submissions to the Committee, were given for opposing a more wide-ranging reform. As some may be regarded as relevant to the present proposal, they must be considered here.

•	It would put Australia out of step with overseas jurisdictions.

(a)	This proposition requires very careful analysis. In the United States for example, the corporate veil doctrine has, in broad outline, very similar operation to the doctrine here. However, its effect is mitigated in many cases by doctrines unknown to Australian law (e.g. the ‘successor liability’ doctrine) and doctrines which operate somewhat differently there (e.g. fraudulent transfer rules – see USC s 548(a), UFTA s 7(a)(l)).

•	The separate entity doctrine is not only a fundamental legal principle but a commercial expectation entrenched within commercial investment practice. Coupled with limited liability it stimulates investment. The revenue from such investment allows further research and development. Within a corporate group, the separate entity doctrine can promote the provision of diverse goods and services. This aids competition in all industries and promotes growth and development.

(b)	This second proposition overlooks the extent to which statute already intrudes on the doctrine, the economic inefficiency of poor risk allocation for torts, and the special concerns raised by the case of claimants who have suffered personal injury through involuntary dealings with the company. It is unlikely the Committee was intending to suggest that stimulation of commercial investment, diversity, growth and research and development could legitimately be founded upon the opportunity to injure and kill by negligence, with impunity.

•	Making a parent company liable for the torts of a group company would commercially weaken the central economic foundation of all the other group companies. If the tort claims are large or numerous enough, they could ultimately destroy an entire corporate group comprising vastly differing interests, with negative effects on the economy.

(c)	It is of course possible that an entire corporate group might be liquidated if its subsidiaries caused widespread injury. However, the negative effects in that case would not arise from the liquidation, but rather from the tortious injuries caused by the subsidiary. This is all the more reason to ensure that the law operates as an effective deterrent.

(d)	As to the negative effects on the economy at large, it should be noted that, in the usual course of a liquidation, safe and profitable arms of the business would continue to exist, albeit under new ownership. More importantly, if the corporate citizens who have profited from an activity that causes injuries can lawfully refuse to pay just compensatory damages, it is likely that a substantial portion of the economic burden of those injuries will fall on the public purse (that is, the taxpayers). Where the injuries are of such a magnitude that the compensatory damages could destroy the entire corporate group in question, the drain on public revenue – particularly in the form of increased demands for medical and hospital services – is likely to be very significant.

•	The imposition of this tort liability may give rise to increased litigation, particularly against larger corporate groups. Settlement of actions involving these groups will be less probable, given their size and pool of funds.

(e)	It must be emphasised that the reform proposed here does not create a new head of tortious liability nor any new class of claimants. All the proposed reform does is allow citizens who have legitimate claims under the law to be justly compensated by enabling them to recover the damages to which they are lawfully entitled from all those companies which, directly or indirectly, have profited from the activity which caused their injuries.

(f)	As for settlements being less probable, this seems to be an argument that corporate groups should be able to pressure their victims into unsatisfactory settlements because of a threat of subsidiary insolvency. This seems unconscionable.

•	The common law can accommodate the interests of individual justice. The courts can analyse the conduct of companies with common directors and differentiate between the effects of director control and control by ownership of shares by a parent company.

(g)	As for the common law, the circumstances of the present case appear to suggest that it does not produce satisfactory outcomes.

•	The interests and profiles of different group companies may differ significantly.

(h)	This may be so, but it is unclear what significance it has.

22.	While the considerations relied on by CAMAC might have weight in the context of the risk of purely economic loss being suffered by third parties, they may not be an adequate answer in the context of deterring torts causing death or injury and compensating victims when they occur. Apprehension that over-deterrence will discourage economic development gives insufficient weight to the other considerations outlined above – particularly, to the special position of tort claimants when compared to shareholders, managers and secured creditors.

23.	Ultimately, economic objections may be outweighed by the combination of ethical and efficiency concerns raised by the prospect of permitting companies to transfer the cost of wrongful death and injury from the company to the injured themselves – and indirectly to the taxpayer - by utilisation of an interposed subsidiary.

24.	It should also be observed that subjecting parent companies to liability for the personal injuries caused by the wrongs of their subsidiaries does no more than put them in the same position, so far as exploiting the corporate veil is concerned, as a sole trader. Small business proprietors may shield themselves from liability to the general run of creditors by the use of an interposed company. However, they cannot by that device shield themselves from liability for tortiously inflicting injury – for what they do themselves they remain liable in tort, even though they act as agent for a company.

Statutory Precedents

25.	There are statutory precedents for ascribing further limits to the principle of separate legal personality. Noteworthy examples are fiscal measures, such as:

(a)	grouping of related companies for the purpose of assessing land tax payable by such companies (see s 29 Land Tax Management Act 1956 (NSW) (as amended in 1983) as explained in Office of State Revenue Ruling LT03, 21 July 1986); and

(b)	capacity for members of a group to designate one or more qualified members of the group (whose financial year wages exceed $600,000) to be the designated group employer for the group for the purposes of payment of pay roll tax (see s 16I Payroll Tax Act 1971 (NSW); see also Pt 10A Taxation Administration Act 1996 (NSW)).

26.	It does not seem a large step to treat the interests of those killed or injured by corporate torts as being at least as worthy of special treatment as the revenue.

Recommendation

27.	The Commission should recommend reform of the Corporations Act so as to restrict the application of the limited liability principle as regards liability for damages for personal injury or death caused by a company that is part of a corporate group, confining the benefit of limited liability to members of the ultimate holding company.

28.	Consideration should be given to making the reform retrospective, so that it extends to corporations that were once but are no longer in the same group as the company in question.

REPORT

of the

SPECIAL COMMISSION OF INQUIRY

into the

MEDICAL RESEARCH AND COMPENSATION FOUNDATION

CORRIGENDA

p. xviii	For “Huntley” read “Hutley”.

para 1.26	Delete “and territorial” in the sixth line.

para 2.19	Delete “paragraphs 0 and 0”. Insert “paragraphs 2.17 and 2.18”.

para 3.41	Delete “specifically exclude certain potential liabilities”. Insert “specifically exclude certain factors, almost all potential liabilities”.

para 5.5	Delete “1 February 2004”. Insert “1 February 1994”.

para 5.13	Delete “Borchester Pty Ltd”. Insert “Winstone Pry Limited”.

para 6.81	Delete “would have told the”. Insert “would have told them”.

para 12.8	Delete “torts of any of the other three”. Insert “torts of any other of the three”.

para 12.11	Delete “in the last paragraph”. Insert “in paragraph 12.9”.

para 12.12	Add a further sentence: “I agree, but it would be necessary to show that the facts made Putt distinguishable.”.

para 14.47	Delete “I note that this statement was”. Insert “This was a statement”.

para 15.107	Delete “In Chapter 16”. Insert “In Chapter 11”.

para 19.2(f)	Delete “showing from”. Insert “flowing from”.

para 19.22	Delete “10.1”.

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para 19.34	Delete “trust”. Insert “treat”.

para 19.49	Insert a comma after “insubstantial”.

para 19.85	Delete “on volatility conveyed”. Insert “on volatility were conveyed”.

para 20.29	After “was provided to him”, add “, it was contended,”.

para 22.11	Delete “see Chapter 10”. Insert “see Chapter 19”.

para 22.18	Delete “Chapter 5, paragraph 178”. Insert “paragraph 12.24”.

para 22.41	Delete “see paragraph 11.5”. Insert “see paragraph 22.2”.

para 22.48	Replace the question mark with a full stop.

p. 369	Amend heading to read “H. Corporations Law, section 999”.

p. 370	Amend heading to read “I. Evidence in Relation to s 999 and s 1309 Matters”

para 22.6l(c)	Add “of before “relevance” in the second sentence.

para 24.20	For “M Macdonald” read “Mr Macdonald”.

para 24.28	Add a further sentence: “It accords with the burden of Mr Robb’s own evidence.”

para 24.71(w)	Delete inverted commas. Insert”:”.

para 25.87	Delete “disclosure of”.

para 27.40	Delete the paragraph number. Paragraphs 27.39 and 29.41 should be one joined paragraph.

para 27.78	Delete “summarises”. Insert “summarise”.

para 27.91	Delete “With”.

para 28.44	After “It was contended” insert “on behalf of Mr Stevenson”.

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